As filed with the Securities and Exchange Commission on November 2, 2023

Registration No. 333-271197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chavant Capital Acquisition Corp.*

(Exact name of registrant as specified in its charter)

Cayman Islands* (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	98-1591717 (I.R.S. Employer Identification Number)

445 Park Avenue, 9th Floor

New York, NY 10022

Telephone: (212) 745-1086

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Jiong Ma

Chief Executive Officer

Chavant Capital Acquisition Corp.

445 Park Avenue, 9th Floor

New York, NY 10022

Telephone: (212) 745-1086

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Ericson, Esq. Benjamin P. Schaye, Esq. Mark Brod, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Raymond Lee, Esq. Laurie L. Green, Esq. Greenberg Traurig, LLP 18565 Jamboree Road Suite 500 Irvine, CA 92612 Telephone: (949) 732-6510

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)             ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*

Immediately prior to the consummation of the Merger described in the proxy statement/prospectus that forms part of this registration statement (the “proxy statement/prospectus”), Chavant Capital Acquisition Corp. intends to effect a deregistration as an exempted company incorporated in the Cayman Islands and the transfer by way of continuation to the State of Delaware under the Cayman Islands Companies Act (As Revised) and a domestication as a corporation incorporated under the laws of the State of Delaware under Section 388 of the Delaware General Corporation Law, pursuant to which Chavant Capital Acquisition Corp.’s jurisdiction of registration will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Mobix Labs, Inc.” in connection with the Merger, as further described in the proxy statement/prospectus. As used in this proxy statement/prospectus, the term “registrant” refers to Chavant Capital Acquisition Corp. (a Cayman Islands exempted company), prior to the Domestication, and to the Company (a Delaware corporation), following the Domestication. As used herein, “Company” refers to Chavant Capital Acquisition Corp. as a Delaware corporation by way of continuation following the Domestication, which in connection with the Merger, will change its corporate name to “Mobix Labs, Inc.”

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2023

PROXY STATEMENT FOR THE EXTRAORDINARY GENERAL MEETING OF

CHAVANT CAPITAL ACQUISITION CORP.

PROSPECTUS FOR

23,960,315 SHARES OF CLASS A COMMON STOCK AND

6,000,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK OF

CHAVANT CAPITAL ACQUISITION CORP. (AFTER ITS DOMESTICATION AS A CORPORATION

INCORPORATED IN THE STATE OF DELAWARE AND RENAMING

AS MOBIX LABS, INC. IN CONNECTION WITH THE DOMESTICATION)

Dear Shareholders of Chavant Capital Acquisition Corp.:

On November 15, 2022, Chavant Capital Acquisition Corp., a publicly traded special purpose acquisition company incorporated under the laws of the Cayman Islands (“Chavant”), CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of Chavant (“Merger Sub”), and Mobix Labs, Inc., a Delaware corporation (“Mobix Labs”), entered into a business combination agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement and the transactions contemplated thereby are adopted and approved by Chavant’s shareholders, the Transaction (as defined below) between Chavant and Mobix Labs will occur in two steps. On the business day immediately prior to consummation of the Transaction (the “Closing”), Chavant will de-register as an exempted company incorporated in Cayman Islands and transfer by way of continuation to the State of Delaware, where it will then immediately domesticate as a Delaware corporation incorporated under the laws of the State of Delaware (the “Domestication”). Subsequently, at the Closing, Merger Sub will be merged with and into Mobix Labs, with Mobix Labs surviving the merger as a wholly-owned direct subsidiary of Chavant (the “Merger” and, collectively with the Domestication and other transactions described in the Business Combination Agreement, including the PIPE Private Placement, the Sponsor Letter Agreement and the Written Consents, the “Transaction”). Upon the Closing, Chavant will be renamed Mobix Labs, Inc. (“New Mobix Labs”), and Mobix Labs will be renamed Mobix Labs Operations, Inc.

In connection with the Domestication, Chavant will issue (i) one share of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), in exchange for and on conversion of each ordinary share of Chavant (“Ordinary Share”) outstanding immediately prior to the Domestication and (ii) one warrant exercisable for one share of Class A Common Stock in exchange for and on conversion of each warrant for one Ordinary Share outstanding immediately prior to the Domestication.

The Certificate of Incorporation for Chavant following the Domestication will authorize two classes of common stock, the Class A Common Stock and the Class B common stock, par value $0.00001 per share (“Class B Common Stock” and, collectively with the Class A Common Stock, “Common Stock”). Holders of Class A Common Stock are entitled to one vote per share, while holders of Class B Common Stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder, upon transfer or in certain specified circumstances and will automatically convert on the seventh anniversary of the Closing.

In connection with the Closing, based on the per share exchange ratio defined in the Business Combination Agreement, (1) each outstanding share of common stock of Mobix Labs will be converted into the right to receive shares of Class A Common Stock; (2) each share of preferred stock of Mobix Labs, which includes Series A Preferred Stock and Founders Preferred Stock issued and outstanding immediately prior to the Closing, will be converted into the right to receive shares of Class B Common Stock; (3) each outstanding stock option of Mobix Labs that is an in-the-money vested option will be converted into the right to receive shares of Class A Common Stock on a net settlement basis; (4) each stock option of Mobix Labs that is not an in-the-money vested option (“Other Mobix Labs Options”) will be assumed by Chavant and converted into an option to purchase shares of Class A Common Stock (collectively, the “Assumed Options”); (5) each outstanding unvested restricted stock unit (“RSU”) of Mobix Labs will be assumed by Chavant and converted into an RSU covering shares of Class A Common Stock (collectively, the “Assumed RSUs”); and (6) each outstanding warrant and convertible instrument of Mobix Labs, including Simple Agreement for Further Equity Notes (“SAFEs”) and promissory notes that are convertible into Mobix Labs common stock or preferred stock, will be converted into the right to receive shares of Class A Common Stock.

The aggregate transaction consideration to be paid at the Closing will be (i) an aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million, divided by $10.00, plus (ii) additional shares of Class A Common Stock that may be issued in exchange for equity securities issued by Mobix Labs in private placements for cash after March 26, 2023 to finance the ongoing business operations of Mobix Labs or to pay transaction expenses, which as of October 31, 2023 would be an additional 2,765,886 shares of Class A Common Stock. The estimated maximum number of such additional shares that may be issued is 3,000,000, and this estimate is provided solely for the purpose of registering a maximum amount of shares of Class A Common Stock under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable. The aggregate transaction consideration will be allocated among the holders of outstanding shares of common stock, preferred stock, options, RSUs, warrants and convertible instruments, including SAFEs and promissory notes of Mobix Labs immediately prior to the Closing (including in the form of Assumed Options or Assumed RSUs, as applicable) pro rata based on (a) the number of shares of Mobix Labs common stock that are either held by or issuable to a Mobix Labs equityholder pursuant to the terms of the preferred stock, options, RSUs, warrants or convertible instruments held by the Mobix Labs equityholders immediately prior to the Closing, and (b) the per share exchange ratio defined in the Business Combination Agreement. In addition to the consideration to be paid at the Closing, certain holders of outstanding shares of common stock, preferred stock and options (including both the in-the-money vested options and the Other Mobix Labs Options) of Mobix Labs (the “Earnout Recipients”) will be entitled to receive an additional aggregate 3.5 million shares of Class A Common Stock issuable as earnout shares (the “Earnout Shares”) based on the achievement of trading price targets following the Closing and subject to the terms provided in the Business Combination Agreement.

Based on the number of outstanding shares of Mobix Labs common stock, preferred stock, the number of shares of Mobix Labs common stock underlying the Mobix Labs in-the-money vested options and the warrants and the aggregate amount of Mobix Labs convertible instruments, including SAFEs and promissory notes, outstanding, in each case as of October 31, 2023, assuming no Chavant shareholders exercise redemption rights with respect to their Ordinary Shares in connection with the Transaction, the total numbers of shares of Class A Common Stock and Class B Common Stock expected to be issued in connection with the Closing are approximately 20,943,622 and 2,199,098, respectively. The holders of outstanding shares of common stock, preferred stock, in-the-money vested options, warrants and convertible instruments of Mobix Labs immediately prior to the Closing are expected to hold in the aggregate approximately 78.4% of the issued and outstanding shares of Class A Common Stock and 100% of the issued and outstanding shares of Class B Common Stock, which collectively represent 88.1% of the combined voting power of the issued and outstanding shares of Common Stock, immediately upon the consummation of the Transaction, excluding the impact of the issuance of Class A Common Stock as Earnout Shares or Make-Whole Shares (as defined below), as well as additional shares of Class A Common Stock that may become outstanding in the future as a result of the exercise of Chavant’s warrants, the exercise of any warrants convertible from the promissory notes issued by Chavant evidencing the outstanding working capital loans, or any issuance pursuant to the Mobix Labs, Inc. 2023 Equity Incentive Plan or the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan, the exercise of the Assumed Options or the vesting of the Assumed RSUs (collectively, the “Potential Additional Issuances”). Upon the consummation of the Transaction, we expect that the holders of Class B Common Stock, comprised mostly of Mobix Labs’ founders, directors and officers, will own approximately 45.1% of the combined voting power of the issued and outstanding shares of Common Stock of New Mobix Labs and that such holders of Class B Common Stock may exert significant influence on any actions of New Mobix Labs which require stockholder approval.

See the section entitled “The Transaction” on page 235 of this proxy statement/prospectus for further information on the consideration being paid to the equityholders of Mobix Labs in the Transaction.

Assuming no Chavant shareholders exercise redemption rights with respect to their Ordinary Shares in connection with the Transaction, the holders of Ordinary Shares issued in Chavant’s initial public offering, the Initial Shareholders (as defined herein) (which holders are Chavant’s sponsor, Chavant Capital Partners LLC (the “Sponsor”), the directors or officers of Chavant and certain designees of the Representatives (as defined herein)) and the PIPE Investor (as defined herein) are expected to hold in the aggregate approximately 2.9%, 7.5% and 11.2%, respectively, of the issued and outstanding shares of Class A Common Stock (assuming no redemptions by the Public Shareholders), which represent 1.6%, 4.1%, and 6.2%, respectively, of the combined voting power of the issued and outstanding shares of Common Stock, immediately upon the consummation of the Transaction, excluding the impact of the Potential Additional Issuances.

In connection with the execution of the Business Combination Agreement, Chavant entered into a subscription agreement (the “PIPE Subscription Agreement”) with an accredited investor (the “PIPE Investor”), pursuant to which the PIPE Investor agreed to purchase 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30 million, substantially concurrently with the closing of the Transaction, on the terms and subject to the conditions of the PIPE Subscription Agreement. Pursuant to the PIPE Subscription Agreement, Chavant agreed to file a registration statement registering the resale of the shares of Class A Common Stock acquired by the PIPE Investor (the “PIPE Resale Registration Statement”) within 45 days of Closing.

Pursuant to the PIPE Subscription Agreement, Chavant agreed to issue additional shares of Class A Common Stock to the PIPE Investor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period (the “Adjustment Period”) commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of shares of Class A Common Stock equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the end of the Adjustment Period multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP (the “Make-Whole Shares”). In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

Chavant’s Units, Ordinary Shares and Warrants are currently listed on The Nasdaq Capital Market, under the symbols “CLAYU,” “CLAY,” and “CLAYW,” respectively. Chavant intends to apply to continue the listing of the shares of Class A Common Stock and warrants of New Mobix Labs on The Nasdaq Capital Market under the symbols “MOBX” and “MOBXW”, respectively, upon the Closing. New Mobix Labs will not have units traded upon the consummation of the Transaction, at which time each unit will separate into its component Class A Common Stock and Warrant. On [ ], 2023, the trading date immediately prior to the date of this proxy statement/prospectus, the Units, Ordinary Shares and Public Warrants closed at $[            ], $[              ] and $[             ], respectively.

Chavant is holding an extraordinary general meeting in lieu of an annual general meeting in order to obtain the shareholder approval necessary to complete the Transaction. At the Chavant extraordinary general meeting, which will be held on [            ], 2023, at [            ], Eastern Time, unless postponed or adjourned to a later date, Chavant will ask its shareholders to adopt the Business Combination Agreement, thereby approving the Transaction, including the Domestication, and approve the other proposals described in this proxy statement/prospectus. The physical location of the meeting is at the offices of Simpson Thacher & Bartlett LLP located at 425 Lexington Avenue, New York, New York 10017, United States of America.

As described in this proxy statement/prospectus, certain holders of a requisite number of the outstanding shares of Mobix Labs common stock and Mobix Labs preferred stock have delivered written consents sufficient to approve and adopt the Business Combination Agreement and the Transaction. Therefore, no additional approval or vote from any holders of any class or series of stock of Mobix Labs will be necessary to approve the Transaction.

After careful consideration, the Chavant board of directors has unanimously approved the Business Combination Agreement and the Transaction, has determined that it is advisable to consummate the Transaction and has approved the other proposals described in this proxy statement/prospectus. The Chavant board of directors recommends that its shareholders vote “FOR” the proposals described in this proxy statement/prospectus.

More information about Chavant, Mobix Labs and the Transaction is contained in this proxy statement/prospectus. Chavant urges you to read this proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 59 OF THIS PROXY STATEMENT/PROSPECTUS.

If you have any questions or need assistance voting your shares, please call Chavant’s proxy solicitor, Morrow Sodali LLC, at +1 (800) 662-5200 (toll-free); banks and brokers can call collect at +1 (203) 658-9400.

On behalf of the Chavant board of directors, I thank you for your support and look forward to the successful completion of the Transaction.

Sincerely,

Dr. Jiong Ma
[ ], 2023	Chief Executive Officer

This proxy statement/prospectus is dated [                ], 2023 and is first being mailed to the shareholders of Chavant on or about that date.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Chavant Capital Acquisition Corp.

445 Park Avenue, 9th Floor

New York, NY 10022

(212) 745-1086

NOTICE OF EXTRAORDINARY GENERAL MEETING

IN LIEU OF 2023 ANNUAL GENERAL MEETING

TO BE HELD ON [                      ], 2023

To the Shareholders of Chavant Capital Acquisition Corp.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting in lieu of the 2023 annual general meeting (the “Special Meeting”) of Chavant Capital Acquisition Corp., a Cayman Islands exempted company (the “Company,” “Chavant,” “we,” “us” or “our”), will be held at [          ], Eastern Time, on [           ], 2023, or at such other time and on such other date at which the meeting may be adjourned or postponed, via live webcast. You may access the Special Meeting at:

Live Webcast:

https://www.cstproxy.com/chavantcapital/sm2023

The meeting may be attended virtually online via the Internet, and for purposes of the current amended and restated memorandum and articles of association of Chavant (the “Existing Charter”), the physical location of the meeting is at the offices of Simpson Thacher & Bartlett LLP located at 425 Lexington Avenue, New York, New York 10017, United States of America. If you plan on attending in person please email list-ChavantSpecialMeeting@lists.stblaw.com at least one day prior to the Special Meeting.

Telephone:

Within the U.S. and Canada: +1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Passcode: 6364653#

You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting via live webcast. The Company recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

The sole purpose of the Special Meeting is to consider and vote on the following proposals (“Proposals”):

1.	Proposal No. 1 — The Transaction Proposal — To consider and vote upon an ordinary resolution to approve the Transaction (the “Transaction Proposal”) as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Business Combination Agreement, dated as of November 15, 2022, as amended by Amendment No.1 to the Business Combination Agreement, dated as of April 7, 2023 (copies of which are attached to the proxy statement/prospectus as Annex A-1 and Annex A-2, respectively), and as further amended or otherwise modified from time to time, by and among the Company, CLAY Merger Sub II, Inc., a Delaware corporation, and Mobix Labs, Inc., a Delaware corporation, and the transactions contemplated thereby be confirmed, ratified and approved in all respects.”

2.	Proposal No. 2 — The Domestication Proposal — To consider and vote upon, a special resolution to approve the Domestication (the “Domestication Proposal”) as follows:

“RESOLVED, as a special resolution, that the Company be de-registered as an exempted company incorporated in the Cayman Islands pursuant to Article 47 of the Amended and Restated Memorandum and Articles of Association of the Company and the Cayman Islands Companies Act (As Revised) and be transferred by way of continuation to the State of Delaware and domesticate as a corporation in the State of Delaware.”

3.	Proposal No. 3 — The Organizational Documents Proposal — To consider and vote upon a special resolution to approve and adopt the proposed new certificate of incorporation, substantially in the form attached to this proxy statement/prospectus as Annex B-1, and bylaws, substantially in the form attached to this proxy statement/prospectus as Annex C, in each case, to be effective upon the consummation of the Domestication, and the certificate of amendment of certificate of incorporation to change the Company’s name to “Mobix Labs, Inc.”, substantially in the form attached to this proxy statement/prospectus as Annex B-3, to be filed and effective immediately following the effectiveness of the Merger, as follows:

“RESOLVED, as a special resolution, that, the certificate of incorporation and bylaws of the Company (forms of which are annexed to the proxy statement/prospectus as Annex B-1 and Annex C), be approved as the certificate of incorporation and bylaws, respectively, of the Company, in each case to be effective upon the effectiveness of the Domestication, and that the certificate of amendment of certificate of incorporation (the form of which is annexed to the proxy statement/prospectus as Annex B-3) be approved to be filed and effective immediately following the effectiveness of the Merger.”

4.	Proposal No. 4 — The Advisory Governance Proposals — To consider and vote upon, as an ordinary resolution, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, which are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, as eleven non-binding sub-proposals (collectively, the “Advisory Governance Proposals”) as follows:

“RESOLVED, on a non-binding advisory basis, to eliminate various provisions in the Existing Charter applicable only to special purpose acquisition companies.”

“RESOLVED, on a non-binding advisory basis, to increase the authorized share capital from 201,000,000 shares, consisting of (a) 200,000,000 ordinary shares, par value $0.0001 per share, and (b) 1,000,000 preference shares, par value $0.0001 per share, to authorized capital stock of [ ] shares, consisting of three classes: (i) [ ] shares of Class A Common Stock, $0.00001 par value per share, (ii) [ ] shares of Class B Common Stock, $0.00001 par value per share, and (iii) [  ] shares of Preferred Stock, $0.00001 par value per share.”

“RESOLVED, on a non-binding advisory basis, to provide that the holders of Class A Common Stock are entitled to one vote per share, while the holders of Class B Common Stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law.”

“RESOLVED, on a non-binding advisory basis, to provide that so long as any shares of Class B Common Stock remain outstanding, the holders of Class B Common Stock, voting as a separate class, shall be entitled to nominate and elect up to three members of the board of directors of New Mobix Labs (each, a “Class B Director”), remove any Class B Director, and fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director.”

“RESOLVED, on a non-binding advisory basis, to provide that, except for those directors, if any, elected by the holders of any series of preferred stock then outstanding pursuant to the Proposed Charter, for so long as the Board is classified, any director or the entire Board may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote, voting together as a single class.”

“RESOLVED, on a non-binding advisory basis, to provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend certain provisions of the Proposed Charter.”

“RESOLVED, on a non-binding advisory basis, to provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend the Proposed Bylaws.”

“RESOLVED, on a non-binding advisory basis, to provide that the stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders; provided, however, that, any action to be taken at any meeting of the holders of shares of Class B Common Stock, voting as a separate class, may be taken by written consent.”

“RESOLVED, on a non-binding advisory basis, to remove the renunciation of the corporate opportunity doctrine in the Existing Charter.”

“RESOLVED, on a non-binding advisory basis, to provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then another state or federal court located within the State of Delaware) shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the Delaware General Corporation Law, as amended, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Proposed Charter or the Proposed Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law; provided, however, that the foregoing will not apply to any causes of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.”

“RESOLVED, on a non-binding advisory basis, to change the Company’s corporate name to ‘Mobix Labs, Inc.’”

5.	Proposal No. 5 — The Nasdaq Proposal — To consider and vote upon an ordinary resolution to approve, for purposes of complying with applicable listing rules of The Nasdaq Capital Market, the issuance by the Company of shares of Class A Common Stock and Class B Common Stock to equityholders of Mobix Labs pursuant to the Business Combination Agreement and shares of Class A Common Stock to an accredited investor pursuant to the PIPE Subscription Agreement (the “Nasdaq Proposal”) as follows:

“RESOLVED, as an ordinary resolution, for purposes of complying with applicable listing rules of The Nasdaq Capital Market, that the issuance in accordance with the Business Combination Agreement and the PIPE Subscription Agreement of up to 23,500,000 shares of Common Stock to certain Mobix Labs equityholders to be allocated between shares of Class A Common Stock and Class B Common Stock plus up to 3,000,000 additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities, up to 3,500,000 shares of Class A Common Stock to be issued as Earnout Shares to certain Mobix Labs equityholders, and up to 4,285,714 shares of Class A Common Stock to be issued to the PIPE Investor, including up to 1,285,714 Make-Whole Shares, be confirmed, ratified and approved in all respects.”

6.	Proposal No. 6 — The Equity Incentive Plan Proposal — To consider and vote upon an ordinary resolution to approve the Mobix Labs, Inc. 2023 Equity Incentive Plan, substantially in the form attached to this proxy statement/prospectus as Annex D, to be effective after the closing of the Transaction (the “Equity Incentive Plan Proposal”, collectively with the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Nasdaq Proposal, the “Condition Precedent Proposals”) as follows:

“RESOLVED, as an ordinary resolution, that the Mobix Labs, Inc. 2023 Equity Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex D, be effective upon the consummation of the Transaction, be and is hereby approved and adopted.”

7.	Proposal No. 7 — The Employee Stock Purchase Plan Proposal — To consider and vote upon an ordinary resolution to approve the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan, substantially in the form attached to this proxy statement/prospectus as Annex E, to be effective after the closing of the Transaction (the “Employee Stock Purchase Plan Proposal”) as follows:

“RESOLVED, as an ordinary resolution, that the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan, the form of which is attached to this proxy statement/prospectus as Annex E, be effective upon the consummation of the Transaction, be and is hereby approved and adopted.”

8.	Proposal No. 8 — The Director Election Proposal — To consider and vote upon an ordinary resolution to elect David Aldrich, Fabrizio Battaglia, Kurt Busch, William Carpou, Frederick Goerner, Dr. Jiong Ma, James Peterson and Keyvan Samini, to serve staggered terms on New Mobix Labs’ board of directors, with the term of the initial Class I directors (being Fabrizio Battaglia, Kurt Busch and William Carpou) to expire at the first annual meeting of New Mobix Labs stockholders following the Closing, the term of the initial Class II directors (being David Aldrich, Frederick Goerner and Keyvan Samini) to expire at the second annual meeting of New Mobix Labs stockholders following the Closing, and the term of the initial Class III directors (being Dr. Jiong Ma and James Peterson) to expire at the third annual meeting of New Mobix Labs stockholders following the Closing, or in each case, until their respective successors are duly elected and qualified or until their earlier death, resignation or removal (the “Director Election Proposal”) as follows:

“RESOLVED, as an ordinary resolution, to elect Fabrizio Battaglia, Kurt Busch and William Carpou to serve as the initial Class I directors until the first annual meeting of the New Mobix Labs stockholders following the Closing, David Aldrich, Frederick Goerner and Keyvan Samini to serve as the initial Class II directors until the second annual meeting of the New Mobix Labs stockholders following the Closing, and Dr. Jiong Ma and James Peterson to serve as the initial Class III directors until the third annual meeting of the New Mobix Labs stockholders following the Closing, or until each of their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.”

9.	Proposal No. 9 — The Adjournment Proposal — To consider and vote upon an ordinary resolution to approve the adjournment of the Special Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event the Company does not receive the requisite shareholder vote to approve the Proposals (the “Adjournment Proposal”) as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, either (x) to permit further solicitation and vote of proxies and if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes to approve the Condition Precedent Proposals or (y) to permit withdrawals by Public Shareholders of their elections to redeem their Public Shares or to enable the Sponsor, Chavant’s directors, officers, advisors or any of their respective affiliates to undertake share purchases or other transactions for the purpose of limiting the number of Public Shares electing to redeem, in each case be confirmed, ratified and approved in all respects.”

The Transaction Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Chavant ordinary shares, who, being present in person (including virtually), or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The Advisory Governance Proposals are voted upon on a non-binding advisory basis only. The Domestication Proposal and the Organizational Documents Proposal require the approval of a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the Chavant ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The approval of each Condition Precedent Proposal is conditioned on the approval of all of the other Condition Precedent Proposals. If any of the Condition Precedent Proposals fails to receive the required approval by the Chavant shareholders at the Special Meeting, the Transaction will not be completed.

In connection with the execution of the Business Combination Agreement, the Sponsor (the ordinary shares initially purchased by Sponsor in connection with the initial public offering, the “Founder Shares”) and the director and officer holders of Chavant entered into a sponsor letter agreement (the “Sponsor Letter Agreement”) with Chavant and Mobix Labs, pursuant to which, among other things, the Sponsor and the directors and officers of Chavant agreed to vote all of their Chavant ordinary shares and Warrants in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, in connection with Chavant’s initial public offering, the initial holders of ordinary shares and Warrants of Chavant, including the Sponsor, the directors and officers of Chavant, and the permitted designees of Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, which were representatives of the underwriters in the initial public offering (collectively with the Sponsor and the officers and directors, the “Initial Shareholders”), entered into a letter agreement with Chavant, pursuant to which they agreed to vote all their Chavant ordinary shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the Proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Chavant ordinary shares.

Each of these Proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of Chavant ordinary shares entered in the register of members of Chavant at the close of business on [             ], 2023 are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements thereof. As of the record date, there were [             ] Chavant ordinary shares issued and outstanding and entitled to vote.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Whether or not you plan to participate in the virtual Special Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the internet or by telephone as promptly as possible in order to ensure your representation at the Special Meeting no later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your Chavant ordinary shares online if you subsequently choose to participate in the virtual Special Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Special Meeting, you must obtain a proxy issued in your name from that record. Only shareholders entered in the register of members of Chavant at the close of business on the record date may vote at the Special Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the virtual Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Special Meeting.

You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by participating in the Special Meeting and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation to Morrow Sodali LLC, toll-free: (800) 662-5200, collect: (203) 658-9400, email: CLAY.info@investor.morrowsodali.com, that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The Chavant board of directors unanimously recommends that Chavant shareholders vote “FOR” approval of each of the Proposals. When you consider the Chavant board of directors’ recommendation of these Proposals, you should keep in mind that Chavant’s directors and officers have interests in the Transaction that may conflict or differ from your interests as a shareholder. See the section titled “Proposal No. 1 — The Transaction Proposal — Interests of Certain Persons in the Transaction.”

On behalf of the Chavant board of directors, I thank you for your support and we look forward to the successful consummation of the Transaction.

By Order of the Board of Directors,

Dr. Jiong Ma
Chief Executive Officer
[ ], 2023

If you return your signed proxy without an indication of how you wish to vote, your shares will be voted in favor of each of the Proposals.

All holders (the “Public Shareholders”) of Chavant’s Ordinary Shares issued in the Chavant IPO (as defined herein) (the “Public Shares”) have the right to have their Public Shares redeemed for cash in connection with the proposed Transaction. Public Shareholders are not required to affirmatively vote for or against the Transaction Proposal, to vote on the Transaction Proposal at all, or to be holders of record on the record date in order to have their shares redeemed for cash. This means that any Public Shareholder holding Public Shares may exercise redemption rights regardless of whether they are even entitled to vote on the Transaction Proposal.

To exercise redemption rights, holders of Public Shares must tender their shares to Continental Stock Transfer & Trust Company, Chavant’s transfer agent, no later than two (2) business days prior to the Special Meeting. You may tender your shares by either delivering your share certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company’s Deposit Withdrawal at Custodian System. If the Transaction is not completed, then these shares will not be redeemed for cash. If you hold the shares in street name, you will need to instruct your bank or broker to withdraw the shares from your account in order to exercise your redemption rights. See “Extraordinary General Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for more specific instructions.

ANNEX D – FORM OF MOBIX LABS, INC. 2023 EQUITY INCENTIVE PLAN	D-1
ANNEX E – FORM OF MOBIX LABS, INC. 2023 EMPLOYEE STOCK PURCHASE PLAN	E-1

ANNEX F – FORM OF PRELIMINARY PROXY CARD TO BE USED BY THE REGISTRANT	F-1
ANNEX G – FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AND LOCK-UP AGREEMENT	G-1

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by Chavant (File No. 333-271197), constitutes a prospectus of Chavant under Section 5 of the Securities Act of 1933, as amended, with respect to the securities to be issued if the Transaction described below is consummated, including to Chavant shareholders and to holders of Mobix Labs Common Stock other than the Consenting Mobix Labs Stockholders. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended with respect to the Special Meeting in lieu of the 2023 annual general meeting of Chavant shareholders at which shareholders of Chavant will be asked to consider and vote upon a proposal to approve the Transaction by the approval and adoption of the Business Combination Agreement, among other matters. This document does not serve as a prospectus for the shares of Class A Common Stock or Class B Common Stock that the Consenting Mobix Labs Stockholders will receive in the Transaction.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the laws of the Cayman Islands. Our chief executive officer, Dr. Jiong Ma, acts as our U.S. agent for service of process designated under the federal securities laws at the address of the office space we use from our Sponsor at 445 Park Avenue, 9th Floor, New York, NY 10022. However, some of our directors reside outside of the United States, and it may be difficult for investors to effect service of process on those directors within the United States.

Our corporate affairs will be governed by our Existing Charter, the Cayman Islands Companies Act, and the common law of the Cayman Islands prior to the Domestication. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the Cayman Islands Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, the decisions of whose courts are considered persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws; and
●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that: (i) the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (ii) the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; (iii) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court; (iv) recognition or enforcement of the judgment would not be contrary to public policy in the Cayman Islands; and (v) the proceedings pursuant to which judgment was obtained were not contrary to natural justice. In appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

FREQUENTLY USED TERMS

Definitions

In this document:

“2023 Employee Stock Purchase Plan” means the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex E.

“2023 Equity Incentive Plan” means the Mobix Labs, Inc. 2023 Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex D.

“Adjournment Proposal” means the proposal to be considered at the Special Meeting to approve the adjournment of the Special Meeting to a later date or dates, if necessary, (x) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Condition Precedent Proposals or (y) to permit withdrawals by Public Shareholders of their elections to redeem their Public Shares or to enable the Sponsor, Chavant’s directors, officers, advisors or any of their respective affiliates to undertake share purchases or other transactions for the purpose of limiting the number of Public Shares electing to redeem.

“Adjustment Period VWAP” means the volume weighted average price per share of the Class A Common Stock during the 30-day period commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective.

“Advisory Governance Proposals” means the separate non-binding sub-proposals with respect to important governance provisions in the Proposed Charter to take effect upon the Closing Date if the Organizational Documents Proposal is approved.

“Aggregate Transaction Consideration” means a number of shares of Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares.

“Amended and Restated Registration Rights Agreement” means an Amended and Restated Registration Rights and Lock-Up Agreement, to be entered into at the Closing, by and among New Mobix Labs, the Sponsor, the Representatives and their designees, certain equityholders of Chavant and certain equityholders of Mobix Labs.

“Amendment No. 1” means Amendment No. 1 to the Business Combination Agreement, dated April 7, 2023, by and among Chavant, Merger Sub and Mobix Labs.

“AOC” means active optical cables.

“Board” means Chavant’s board of directors or New Mobix Labs’ board of directors, as the context suggests.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November 15, 2022, as amended by Amendment No. 1 and as may be further amended and/or restated from time to time, by and among Chavant, Merger Sub and Mobix Labs.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Chavant” means Chavant Capital Acquisition Corp., a Cayman Islands exempted company, and following the Domestication, a Delaware corporation.

“Chavant IPO” or “IPO” means Chavant’s initial public offering of units, consummated on July 19, 2021.

“Chavant Promissory Notes” means the unsecured promissory notes evidencing the Working Capital Loans, which notes may be repaid upon completion of a Transaction, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Transaction into Warrants at a price of $1.00 per Warrant.

“Class A Common Stock” means the Class A Common Stock, par value $0.00001 per share, of Chavant following the Domestication, and of New Mobix Labs following the Transaction. Holders of Class A Common Stock are entitled to one vote per share, and all holders of Class A Common Stock and Class B Common Stock will vote together as a single class except as otherwise required by applicable law.

“Class B Common Stock” means the Class B Common Stock, par value $0.00001 per share, of Chavant following the Domestication, and of New Mobix Labs following the Transaction. Holders of Class B Common Stock are entitled to ten votes per share, and all holders of Class A Common Stock and Class B Common Stock will vote together as a single class except as otherwise required by applicable law. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder, upon transfer or in certain specified circumstances and will automatically convert on the seventh anniversary of the Closing.

“Class B Directors” means the three members of the board of directors that the holders of a majority of the voting power of the shares of Class B Common Stock then outstanding will be entitled to elect for so long as any shares of Class B Common Stock remain outstanding.

“Closing” means the consummation of the Transaction.

“Closing Available Cash” means an amount of cash equal to (a) the amount of cash available to be released from the Trust Account immediately prior to the Closing (after giving effect to payments to redeeming Public Shareholders pursuant to the exercise of their redemption rights), plus (b) the amount of cash proceeds (i) actually received by Chavant or Mobix Labs as of immediately prior to the Closing and/or (ii) committed prior to the Closing Date to be funded to Chavant or Mobix Labs, in each case, pursuant to any financing arrangement net of (iii) the amount of cash required to be transferred to, retained by or held in escrow for the benefit of the counterparty to any such financing arrangement; provided, however, that, for purposes of clause (b) of this definition of “Closing Available Cash,” a maximum of ten million dollars ($10,000,000) shall count towards the total amount of Closing Available Cash if funded or to be funded pursuant to any financing arrangement that is an equity line of credit, regardless of the total amount available under such equity line of credit, plus (c) the amount of cash and cash equivalents (other than excluded cash) of Chavant immediately prior to the Closing that is held in an account of Chavant outside the Trust Account.

“Closing Date” means the date upon which the Closing actually occurs.

“Closing Transaction Consideration” means the Aggregate Transaction Consideration minus the Earnout Shares.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Period” means the period by which the Company must complete the Transaction, this being by January 22, 2024.

“Common Stock” means shares of the Class A Common Stock and the Class B Common Stock, collectively.

“Company,” “our,” “we” or “us” refers, prior to the Transaction, to Chavant, as the context suggests, and, following the Transaction, to New Mobix Labs, unless otherwise indicated in this proxy statement/prospectus.

“Condition Precedent Proposals” means the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Equity Incentive Plan Proposal and the Nasdaq Proposal.

“Consenting Mobix Labs Stockholders” means Mobix Labs stockholders that are signatories to the Written Consent and Written Consent to Amendment No. 1.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Director Election Proposal” means the proposal to be considered at the Special Meeting to elect Fabrizio Battaglia, Kurt Busch and William Carpou to serve as the initial Class I directors until the first annual meeting of the New Mobix Labs stockholders following the Closing, David Aldrich, Frederick Goerner and Keyvan Samini to serve as the initial Class II directors until the second annual meeting of the New Mobix Labs stockholders following the Closing, and Dr. Jiong Ma and James Peterson to serve as the initial Class III directors until the third annual meeting of the New Mobix Labs stockholders following the Closing, or until each of their respective successors is duly elected and qualified, or until their earlier death, resignation or removal.

“dollars” or “$” means U.S. dollars.

“Domesticated Warrant” means that, following the Domestication, a warrant exercisable for one share of Class A Common Stock issued by Chavant.

“Domestication” means the de-registration of Chavant as a Cayman Islands exempted company and transfer by way of continuation to the State of Delaware and domestication of Chavant into a Delaware corporation, with the Ordinary Shares becoming shares of Class A Common Stock of the Delaware corporation under the applicable provisions of the Cayman Islands Companies Act and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Proposed Charter (substantially in the form attached hereto at Annex B-1) consistent with the DGCL and changing the registered office of Chavant.

“Domestication Effective Time” means the date and time of the effectiveness of the Domestication.

“Domestication Proposal” means the proposal to be considered at the Special Meeting to approve the Domestication.

“Earnout Recipients” means certain holders of Mobix Labs Common Stock, Mobix Labs Preferred Stock and Mobix Labs Options, in accordance with the Payment Spreadsheet.

“Earnout Shares” means the potential issuance of an aggregate of 3,500,000 additional shares of Class A Common Stock pursuant to the Business Combination Agreement.

“Effective Time” means the time at which the Merger becomes effective.

“EMI Solutions” means EMI Solutions, Inc.

“EMI Transaction” means the potential acquisition of EMI Solutions by Mobix Labs pursuant to the EMI Merger Agreement, entered into on September 26, 2022, by and between Mobix Labs, Ydens Holdings, LLC, Robert Ydens and Julie Ydens, whereby EMI Solutions will become a wholly-owned subsidiary of Mobix Labs.

“Employee Stock Purchase Plan Proposal” means the proposal to be considered at the Special Meeting to approve the 2023 Employee Stock Purchase Plan.

“Equity Incentive Plan Proposal” means the proposal to be considered at the Special Meeting to approve the 2023 Equity Incentive Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Charter” means Chavant’s current Amended and Restated Memorandum and Articles of Association.

“Financing Arrangement” means (a) the PIPE Private Placement, (b) any other private placements after the date of the Business Combination Agreement of Ordinary Shares or convertible debt securities that are convertible into Ordinary Shares, (c) any equity line of credit or other similar financing arrangement and (d) any private placement or placements pursuant to subscription agreements entered into by Mobix Labs and certain accredited investors to offer and sell Mobix Labs’ securities; provided, that, in each case, the terms of any Financing Arrangement that closes or is otherwise consummated or irrevocably committed prior to or concurrently with the Closing shall be either (i) a private placement of Ordinary Shares on terms no less favorable to Mobix Labs than those contained in the PIPE Subscription Agreement (which terms shall be deemed to be mutually agreed by Chavant and Mobix Labs) or (ii) otherwise mutually agreed upon in writing by Chavant and Mobix Labs.

“First Extension Amendment” means the amendment to Chavant’s charter to extend the date by which the Company must consummate an initial business combination from July 22, 2022 to January 22, 2023, which was approved at the extraordinary general meeting on July 14, 2022.

“Founder Shares” means the Ordinary Shares initially purchased by the Sponsor in a private placement prior to the Chavant IPO, a portion of which were subsequently transferred to certain holders in connection with the Chavant IPO, and the shares of Class A Common Stock that will be issued upon the automatic conversion of the Ordinary Shares at the time of the Domestication.

“GAAP” means United States generally accepted accounting principles.

“Initial Shareholders” means Sponsor, the directors and officers of Chavant and certain designees of the Representatives.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Key Mobix Labs Stockholders” means holders of Mobix Labs Capital Stock collectively representing at least 50% of the outstanding shares of Mobix Labs Common Stock and Mobix Labs Preferred Stock, voting together as a single class.

“Make-Whole Shares” means additional shares of Class A Common Stock that may be issued to the PIPE Investor after the filing of the registration statement registering the resale of shares of Class A Common Stock acquired by the PIPE Investor upon satisfaction of certain conditions in the PIPE Subscription Agreement.

“Merger” means the merging of Merger Sub with and into Mobix Labs, with Mobix Labs surviving the Merger as a wholly owned subsidiary of Chavant.

“Merger Sub” means CLAY Merger Sub II, Inc., a Delaware corporation.

“Mobix Labs” or “Mobix” means Mobix Labs, Inc., a Delaware corporation.

“Mobix Labs Board” means the board of directors of Mobix Labs.

“Mobix Labs Capital Stock” means Mobix Labs Common Stock and/or Mobix Labs Preferred Stock.

“Mobix Labs Charter” means the Second Amended and Restated Certificate of Incorporation of Mobix Labs filed with the Secretary of State of the State of Delaware on February 5, 2021, as such may have been amended, supplemented or modified from time to time.

“Mobix Labs Common Stock” means shares of common stock, par value of $0.00001, of Mobix Labs.

“Mobix Labs Convertible Instrument” means outstanding SAFEs or promissory notes of Mobix Labs prior to the Closing which are convertible in accordance with their terms for Mobix Labs Common Stock or Mobix Labs Preferred Stock.

“Mobix Labs Equity Incentive Plans” means, collectively, the Mobix Labs, Inc. 2022 Incentive Compensation Plan, the Mobix Labs, Inc. 2020 Key Employee Equity Incentive Plan and the Mobix Labs, Inc. 2020 Equity Incentive Plan, as they may have been amended, supplemented or modified from time to time.

“Mobix Labs Founders Preferred Stock” means the shares of preferred stock, par value $0.00001 per share, of Mobix Labs designated as “Founders Preferred Stock” in the Mobix Labs Charter.

“Mobix Labs Options” means all outstanding options to purchase shares of Mobix Labs Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under any Mobix Labs Equity Incentive Plan.

“Mobix Labs Preferred Stock” means the Mobix Labs Founders Preferred Stock and Mobix Labs Series A Preferred Stock.

“Mobix Labs Requisite Approval” means the vote of the holders of at least a majority in voting power of the outstanding shares of the Mobix Labs Capital Stock, including the Mobix Labs Common Stock and the Mobix Labs Preferred Stock, voting together as a single class (with the holders of Mobix Labs Preferred Stock being entitled to the number of votes per share specified in the Mobix Labs Charter).

“Mobix Labs RSUs” means all outstanding restricted stock units relating to shares of Mobix Labs Common Stock immediately prior to the Closing under any Mobix Labs Equity Incentive Plan.

“Mobix Labs Series A Preferred Stock” means the shares of preferred stock, par value $0.00001 per share, of Mobix Labs designated as “Series A Preferred Stock” in the Mobix Labs Charter.

“Mobix Labs Stockholder” means a holder of shares of Mobix Labs Common Stock and/or Mobix Labs Preferred Stock.

“Mobix Labs Warrants” means all warrants to purchase shares of Mobix Labs Common Stock outstanding prior to the Closing.

“Nasdaq” means The Nasdaq Capital Market.

“Nasdaq Proposal” means the proposal to be considered at the Special Meeting to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance by Chavant of shares of Class A Common Stock and Class B Common Stock to equityholders of Mobix Labs and the PIPE Investor.

“New Mobix Labs” means the Company after completion of the Transaction.

“New Mobix Labs Board” means the board of directors of New Mobix Labs, which is anticipated to be composed of three directors in Class I (expected to be Fabrizio Battaglia, Kurt Busch and William Carpou), three directors in Class II (expected to be David Aldrich, Frederick Goerner and Keyvan Samini) and two directors in Class III (expected to be Dr. Jiong Ma and James Peterson), with James Peterson acting as Executive Chairman, with Chavant’s current chief executive officer, Dr. Jiong Ma, acting as a director and with the holders of the Class B Common Stock entitled to elect up to three members of the New Mobix Labs Board so long as any shares of Class B Common Stock remain outstanding (expected to be Keyvan Samini, Fabrizio Battaglia and James Peterson).

“Ordinary Shares” means at any prior to the Domestication Effective Time, ordinary shares, par value $0.0001, of Chavant.

“Organizational Documents Proposal” means the proposal to be considered at the Special Meeting to approve and adopt the Proposed Charter and Amendment and the Proposed Bylaws.

“Other Mobix Labs Options” means Mobix Labs Options that are not in-the-money vested options.

“Payment Spreadsheet” means the schedule setting forth (A) the calculation of Closing Transaction Consideration (including the number of shares of Class A Common Stock and Class B Common Stock which will constitute the Closing Transaction Consideration), (B) the allocation of the Closing Transaction Consideration among (1) the holders of Mobix Labs Common Stock, (2) the holders of Mobix Labs Series A Preferred Stock, (3) the holders of Mobix Labs Founders Preferred Stock, (4) the holders of in-the-money vested Mobix Labs Options, (5) the holders of Mobix Labs Warrants and (6) the holders of Mobix Labs Convertible Instruments, (C) the calculation of the portion of Closing Transaction Consideration payable to (1) each holder of Mobix Labs Common Stock, (2) each holder of Mobix Labs Series A Preferred Stock, (3) each holder of Mobix Labs Founders Preferred Stock and (4) each holder of in-the-money vested Mobix Labs Options, (5) each holder of Mobix Labs Warrants and (6) each holder of Mobix Labs Convertible Instruments, (D) the allocation of the Earnout Shares (as defined below) among the Mobix Labs Stockholders and Mobix Labs Options holders and (E) the calculation of the portion of the Earnout Shares payable to each such recipient.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Exchange Ratio” means the number obtained by dividing 23,500,000 by the fully diluted number of shares of Mobix Labs immediately prior to the Effective Time, which reflects the aggregate number of shares of Mobix Labs Common Stock issued and outstanding immediately prior to the Effective Time, the aggregate number of shares of Mobix Labs Common Stock into which the shares of Mobix Labs Preferred Stock could be converted (without regard to whether such shares of Mobix Labs Preferred Stock may then be converted in accordance with the Mobix Labs Charter), the aggregate number of shares of Mobix Labs Common Stock issuable upon exercise of outstanding options and warrants to purchase Mobix Labs Common Stock and Mobix Labs Convertible Instruments that convert into Mobix Labs Common Stock or shares of Mobix Labs Preferred Stock, and the aggregate number of shares of Mobix Labs Common Stock issuable upon vesting and settlement of outstanding Mobix Labs RSUs, which fully diluted number excludes the shares of Post-March 26 Financing Securities.

“PFIC” means passive foreign investment company.

“PIPE Investor” means the subscriber that agreed to purchase shares of Class A Common Stock, substantially concurrently with the Closing, on the terms and subject to the conditions of the PIPE Subscription Agreement.

“PIPE Private Placement” means the private placement of Class A Common Stock pursuant to which the PIPE Investor, upon the terms and subject to the conditions set forth in the PIPE Subscription Agreement, will purchase 3,000,000 shares of Class A Common Stock for a purchase price of $10.00 per share, for an aggregate purchase price of $30,000,000, and will be entitled to receive Make-Whole Shares.

“PIPE Resale Registration Statement” means a registration statement that Chavant has agreed to file to register the resale of the shares of Class A Common Stock acquired by the PIPE Investor within 45 days of Closing pursuant to the PIPE Subscription Agreement.

“PIPE Subscription Agreement” means the PIPE Subscription Agreement, dated November 15, 2022, entered into between Chavant and the PIPE Investor in connection with the Private Placement, which is included as Exhibit 10.8 to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

“Post-Closing RSUs” means restricted stock units covering up to 5,000,000 shares of Class A Common Stock that may be granted on the first, second and third anniversaries of the Closing Date to certain directors and officers of Mobix Labs in the event that such director or officer continues to be employed with or provide services to Mobix Labs on each such date in accordance with their employment or service agreements with Mobix Labs. Each of these RSUs will vest on the first anniversary of the applicable grant date, subject to the recipient’s continuous service to New Mobix Labs through the applicable grant dates and vesting dates.

“Post-March 26 Financing Securities” means any shares of (i) Mobix Labs Common Stock, or (ii) Mobix Labs Common Stock issuable upon exercise or conversion of Mobix Labs Warrants, Mobix Labs Convertible Instruments or convertible debt, in each case, where such Mobix Labs securities were issued for cash and in accordance with the Business Combination Agreement, and as a result of, or in connection with, any private placement entered into by Mobix Labs after March 26, 2023.

“Preferred Stock” means the preferred stock, par value $0.00001 per share, of Chavant following the Domestication, and of New Mobix Labs following the Transaction.

“Private Warrants” means the warrants to purchase Ordinary Shares purchased in a private placement in connection with the Chavant IPO, which will be converted into warrants to purchase shares of Class A Common Stock at the Domestication Effective Time.

“Proposal” means each of the proposals Chavant will ask its shareholders to vote in favor of at the Special Meeting.

“Proposed Amendment” means the Certificate of Amendment of the Company which, if approved, would take effect upon the Closing, a form of which is attached hereto as Annex B-3.

“Proposed Bylaws” mean the proposed bylaws of the Company to be in effect following the Transaction, a form of which is attached hereto as Annex C.

“Proposed Charter” means the Certificate of Incorporation of the Company which, if approved, would take effect upon the Domestication, a form of which is attached hereto as Annex B-1.

“Proposed Charter and Amendment” means, collectively, the Proposed Charter and the Proposed Amendment.

“Proposed Organizational Documents” means, collectively, the Proposed Charter and Amendment and the Proposed Bylaws.

“Public Shares” means the Ordinary Shares issued as part of the Units sold in the Chavant IPO, which will be converted into shares of Class A Common Stock at the Domestication Effective Time.

“Public Shareholders” means holders of Public Shares, whether acquired in the Chavant IPO or acquired in the secondary market.

“Public Warrants” means the warrants included in the Units sold in Chavant’s IPO, each of which is exercisable for one Ordinary Share, in accordance with its terms, which will be converted into warrants to purchase shares of Class A Common Stock at the Domestication Effective Time.

“Redemption Limitation” means, collectively, the (a) the limitation that Chavant would not redeem the Public Shares to the extent that such redemption would cause Chavant’s net tangible assets to be less than $5,000,001 and (b) the limitation that Chavant would not consummate a business combination unless Chavant has net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such business combination, which limitations in clauses (a) and (b) were removed from the Amended and Restated Articles of Association of Chavant in connection with the Third Extension.

“Representatives” means Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, which acted as representatives of the underwriters in the Chavant IPO.

“Representative Warrants” means 605,668 Private Warrants issued to the designees of the Representatives.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Extension” or “Chavant Extension” means the extension of the date by which the Company must consummate an initial business combination from January 22, 2023 to July 22, 2023, which extension has been approved by Chavant’s shareholders.

“Second Extension Amendment” means an amendment to Chavant’s charter to extend the date by which the Company must consummate an initial business combination from January 22, 2023 to July 22, 2023, which was approved at the extraordinary general meeting on January 6, 2023.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Meeting” means the extraordinary general meeting of Chavant that is the subject of this proxy statement/prospectus.

“Sponsor” means Chavant Capital Partners LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” means that certain Sponsor Letter Agreement, dated as of November 15, 2022, by and among Mobix Labs, Chavant, Sponsor and certain director and officer holders of Chavant, which is filed as Exhibit 10.7 hereto and incorporated by reference herein.

“Third Extension” means the extension of the date by which the Company must consummate an initial business combination from July 22, 2023 to January 22, 2024, which extension has been approved by Chavant’s shareholders.

“Third Extension Amendment” means an amendment to Chavant’s charter to extend the date by which the Company must consummate an initial business combination from July 22, 2023 to January 22, 2024, which was approved at the extraordinary general meeting on July 18, 2023.

“Transaction” means the Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement, including the PIPE Private Placement, the Sponsor Letter Agreement, and the Written Consents.

“Transaction Proposal” means the proposal to be considered at the Special Meeting to approve the Transaction.

“Trust Account” means the trust account that holds a portion of the proceeds of the Chavant IPO and the concurrent sale of the Private Warrants.

“U.S. Holder” means a beneficial owner of Chavant’s securities who or that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

“Units” means at any time prior to the Domestication Effective Time, one Ordinary Share and three-quarters of one Warrant.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of New Mobix Labs at such time. All such determinations shall be appropriately adjusted for any share splits, share capitalizations, reorganizations, recapitalizations and other similar events during such period.

“Warrant Agreement” means that certain warrant agreement, dated July 19, 2021, by and between Chavant and Continental Stock Transfer & Trust Company.

“Warrants” means (a) at any time prior to the Domestication Effective Time, warrants to purchase Ordinary Shares as contemplated under the Warrant Agreement, with each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50, and (b) from and after the Domestication Effective Time, warrants to purchase shares of Class A Common Stock as contemplated under the Warrant Agreement, as amended pursuant to an amendment to be effective as of the Domestication Effective Time, with each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50.

“Working Capital Loans” means non-interest bearing loans which are made by the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to Chavant as may be required for Chavant’s working capital needs, which loans are evidenced by the Chavant Promissory Notes.

“Written Consent” means the irrevocable stockholder written consent in lieu of a meeting containing the requisite vote by the Mobix Labs Stockholders (including the Key Mobix Labs Stockholders) in favor of the approval and adoption of the Business Combination Agreement, the Transaction and all other transactions contemplated by the Business Combination Agreement. The Written Consent was delivered to Chavant on November 15, 2022.

“Written Consent to Amendment No. 1” means the irrevocable stockholder written consent in lieu of a meeting containing the requisite vote by the Mobix Labs Stockholders (including the Key Mobix Labs Stockholders) dated April 6, 2023, thereby adopting and approving Amendment No. 1. The Written Consent to Amendment No. 1 was delivered to Chavant on April 7, 2023.

“Written Consents” means the Written Consent and the Written Consent to Amendment No. 1.

MARKET AND INDUSTRY DATA

Within this proxy statement/prospectus, Mobix Labs references information and statistics regarding the wireless and connectivity industries. Mobix Labs has obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources, including:

●	Allied Market Research, Active Optical Cable Market, May 2021.
●	Digitimes Asia, 79GHz to Replace 24GHz For Automotive Millimeter-Wave Radar Sensors, September 2017.
●	Global Mobile Suppliers Association (GSA), 5G Standalone, January 2023.
●	IDTechEx, 5G Technology, Market and Forecast (2019-2029), December 2019.
●	MarketsandMarkets, 5G Chipset Market with COVID-19 Impact, November 2020.
●	MarketsandMarkets, Satellite Communication (SATCOM) Equipment Market, September 2021.

Some data and other information contained in this proxy statement/prospectus are also based on management’s estimates and calculations, which are derived from Mobix Labs’ review and interpretation of internal surveys and independent sources. Data regarding the industries in which Mobix Labs competes and its market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but Mobix Labs believes they generally indicate size, position and market share within such industries. While Mobix Labs believes its internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of Mobix Labs and Mobix Labs’ industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause Mobix Labs’ future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this proxy statement/prospectus, and estimates and beliefs based on that data, may not be reliable. Neither Mobix Labs, Mobix Labs Stockholders, Chavant or Chavant’s shareholders can guarantee the accuracy or completeness of any such information contained in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Mobix Labs uses certain trademarks, trade names and service marks in connection with the operation of its business, including “Mobix Labs,” “Mobixell,” “True5G” and “Shaping Tomorrow’s Connectivity”. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE RELATED PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Transaction. The following questions and answers may not include all the information that is important to Chavant shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Q.Why am I receiving this proxy statement/prospectus?

A.

Chavant has entered into a Business Combination Agreement with Merger Sub and Mobix Labs, pursuant to which: on the business day immediately prior to the Closing, Chavant will de-register as an exempted company registered in the Cayman Islands and transfer by way of continuation to the State of Delaware, where it will then immediately domesticate as a Delaware corporation under the laws of the State of Delaware; subsequently, upon the Closing, Merger Sub will merge with and into Mobix Labs, with Mobix Labs surviving the Merger as a wholly-owned direct subsidiary of Chavant. Upon the Closing, Chavant will be renamed Mobix Labs, Inc., and Mobix Labs will be renamed Mobix Labs Operations, Inc. A copy of the Business Combination Agreement and Amendment No. 1 to the Business Combination Agreement are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively. Chavant shareholders are being asked to consider and vote on the Transaction Proposal to approve the adoption of the Business Combination Agreement and approve the Transaction, among other Proposals.

There currently are 2,778,912 Ordinary Shares issued and outstanding, consisting of 778,912 Public Shares and 2,000,000 Founder Shares. In addition, there currently are 9,400,000 Warrants issued and outstanding, consisting of 6,000,000 Public Warrants and 3,400,000 Private Warrants. Each whole Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment. The Warrants will become exercisable 30 days after the completion of a business combination, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. Under Chavant’s Existing Charter, Chavant must provide all Public Shareholders with the opportunity to have their Public Shares redeemed for cash upon the consummation of Chavant’s initial business combination in conjunction with a shareholder vote.

This proxy statement/prospectus is being sent to Chavant shareholders who owned Ordinary Shares at the close of business on the record date for the Special Meeting and are therefore entitled to vote at the Special Meeting. This proxy statement/prospectus and its annexes contain important information about the proposed Transaction and the Proposals to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of Chavant with respect to the Class A Common Stock issuable to Chavant shareholders and to holders of Mobix Labs Common Stock in connection with the Transaction. However, this document does not serve as a prospectus for the shares of Class A Common Stock or Class B Common Stock that the Consenting Mobix Labs Stockholders will receive in the Transaction.

See “Chavant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the remainder of this proxy statement/prospectus for additional information about Chavant’s Ordinary Shares, Warrants and financial condition, including with respect to events occurring after the last balance sheet date of the consolidated financial statements of Chavant included elsewhere in this proxy statement/prospectus.

Q.Why is Chavant proposing the Transaction Proposal?

A.

Chavant was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Chavant is not limited to any particular industry or geographic region.

Chavant received $80,000,000 in net proceeds from the sale of the Units in the Chavant IPO and sale of the Private Warrants, which was placed into the Trust Account immediately following the Chavant IPO. At an extraordinary general meeting held on July 14, 2022, Chavant shareholders were asked to approve a proposal to amend Chavant’s charter (the “First Extension Amendment”) to extend the date by which Chavant must consummate an initial business combination from July 22, 2022 to January 22, 2023. The proposal was approved and certain Chavant shareholders holding 7,046,967 Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $70,573,278 (approximately $10.01 per share) was deducted from the Trust Account to pay such holders. In connection with the First Extension Amendment,

Chavant agreed to deposit $31,450 (at a rate of $0.033 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by January 22, 2023.

At a second extraordinary general meeting on January 6, 2023, Chavant shareholders were asked to approve a further extension of the date by which Chavant must consummate an initial business combination (the “Second Extension Amendment”) from January 22, 2023 to July 22, 2023. The proposal was approved, and certain Chavant shareholders holding 96,991 Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $1,004,600 (approximately $10.36 per share) was deducted from the Trust Account to pay such holders. In connection with the Second Extension Amendment, Chavant agreed to deposit $42,802 (at a rate of $0.05 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by July 22, 2023. At a third extraordinary general meeting on July 18, 2023, Chavant shareholders were asked to approve a further extension of the date by which Chavant must consummate an initial business combination (the “Third Extension Amendment”) from July 22, 2023 to January 22, 2024. The proposal was approved, and certain Chavant shareholders holding 77,130 Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $841,807 (approximately $10.91 per share) was deducted from the Trust Account to pay such holders. In connection with the Third Extension Amendment, Chavant agreed to deposit $38,946 (at a rate of $0.05 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by January 22, 2024. Following the redemptions of the Public Shares described above, the 2,000,000 Founder Shares that remain outstanding represented 72.0% of the Company’s issued and outstanding ordinary shares.

As of September 30, 2023, the Trust Account had a total balance of approximately $8,676,157. In accordance with Chavant’s Existing Charter, the funds held in the Trust Account will be released upon the consummation of the Transaction. See the question entitled “What happens to the funds held in the Trust Account upon the consummation of the Transaction?”

Chavant’s Board has unanimously approved the Transaction and is recommending the Transaction to Chavant’s shareholders for a variety of reasons. Please see the section titled “The Transaction — Chavant’s Board of Directors’ Reasons for the Approval of the Transaction” for additional information.

Q.	Why is Chavant proposing the Domestication?
A.

The Chavant Board believes that there are advantages to Mobix Labs that will arise as a result of a change of domicile to Delaware, including (i) the prominence, predictability and flexibility of Delaware law, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing as discussed in greater detail in the section entitled “Proposal No. 2 — The Domestication Proposal — Reasons for the Domestication.” The Chavant Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits shareholders, who are the owners of the corporation. Additionally, in the negotiations that led to the Business Combination Agreement, Mobix Labs required the Domestication as a condition to consummating the Transaction. To effect the Domestication, Chavant will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Chavant will be domesticated and continue as a Delaware corporation under the name “Chavant Capital Acquisition Corp.” (until such time Chavant changes its name to “Mobix Labs, Inc.” in connection with the Merger).

The approval of the Domestication Proposal is a condition to the closing of the transactions contemplated by the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Ordinary Shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Special Meeting.

Q.	What amendments will be made to the current organizational documents of Chavant?
A.

The consummation of the Transaction is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Transaction, Chavant’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication and replace Chavant’s Existing Charter under Cayman Islands law with the Proposed Organizational Documents under the DGCL, which differ from the Existing Charter in several material respects, including those described below:

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Mergers	Mergers generally require approval of holders of a majority in voting power of all outstanding shares.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the assets of the constituent companies must also consent.

	Mergers in which less than 20% of the acquirer’s stock is issued and of which the acquiror is not a constituent generally do not require acquirer stockholder approval.	All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Mergers in which one corporation owns 90% or more of each class of voting stock of a second corporation generally may be completed without the vote of the second corporation’s board of directors or stockholders.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 75% in value of shareholders in attendance and voting at a general meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote requires the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Act and the Existing Charter, routine corporate matters may be approved (subject to quorum requirements) by an ordinary resolution (being a resolution passed by a simple majority of the shareholders attending and voting at a quorate meeting).

Appraisal Rights

Generally, a stockholder of a publicly traded corporation who receives shares of the surviving corporation or of a public corporation does not have appraisal rights in connection with a merger, except in certain circumstances.

Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court, subject to certain exceptions. Cayman Islands dissent rights are not applicable to the Domestication.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose upon proper demand during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

	Delaware	Cayman Islands
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to ownership and procedural requirements (including adopting Delaware as the exclusive forum as per the Advisory Governance Proposal 4(j)).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Generally, directors must exercise a duty of care and duty of loyalty (including good faith) to the corporation and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors and Officers

Permits limiting or eliminating the monetary liability of directors and certain officers to a corporation or its stockholders, except with regard to breaches of duty of loyalty, actions or omissions not in good faith or involving intentional misconduct or knowing violations of the law, unlawful repurchases or redemptions of shares or dividends, or improper personal benefit.

Liability of directors may be eliminated, except with regard to their own fraud or willful default.

Q.	How will the Domestication affect my Chavant securities?
A.

On the effective date of the Domestication, (a) each outstanding Ordinary Share will automatically convert into one share of Class A Common Stock and (b) each outstanding Warrant to purchase one Ordinary Share will automatically convert into one Warrant to purchase one share of Class A Common Stock. In addition, at a moment in time after the effectiveness of the Domestication and before the Closing, each outstanding Unit, which will consist of one share of Class A Common Stock and three-quarters of one Warrant, with each whole Warrant exercisable for one share of Class A Common Stock, will be separated into its component Class A Common Stock and Warrant.

Q.	What are the U.S. federal income tax consequences of the Domestication?
A.

As discussed more fully under “Material U.S. Federal Income Tax Considerations,” and based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion included as Exhibit 8.1 hereto, it is the opinion of Simpson Thacher & Bartlett LLP that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as Chavant, there is uncertainty as to whether the Domestication would qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the Domestication so qualifies, and subject to the PFIC rules discussed below and under “Material U.S. Federal Income Tax Considerations,” U.S. Holders (as defined therein) will be subject to Section 367(b) of the Code and, as a result:

●	A U.S. Holder whose Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of shares of Chavant entitled to vote and less than 10% of the total value of all classes of shares of Chavant will not recognize any gain or loss and will not be required to include any part of Chavant’s earnings in income;
●	A U.S. Holder whose Ordinary Shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of Chavant shares entitled to vote and less than 10% of the total value of all classes of Chavant shares generally will recognize gain (but not loss) on the exchange of Ordinary Shares for Class A Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Ordinary Shares provided certain other requirements are satisfied; and
●	A U.S. Holder who owns (actually or constructively) 10% or more of the total combined voting power of all classes of Chavant shares entitled to vote or 10% or more of the total value of all classes of Chavant shares generally will be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Ordinary Shares.

Chavant does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication. As discussed more fully under “Material U.S. Federal Income Tax Considerations,” Chavant believes that it is likely classified as a PFIC for U.S. federal income tax purposes. In such case, notwithstanding the U.S. federal income tax consequences of the Domestication discussed above, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of Ordinary Shares or Warrants for Class A Common Stock or Warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “Material U.S. Federal Income Tax Considerations” with respect to their Ordinary Shares generally are not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available that apply to the Warrants, and the application of the PFIC rules to the Warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section entitled “Material U.S. Federal Income Tax Considerations.”

Each U.S. Holder of Ordinary Shares or Warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of Ordinary Shares and Warrants for Class A Common Stock and Warrants pursuant to the Domestication.

Additionally, the Domestication may cause non-U.S. Holders to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such non-U.S. Holder’s Class A Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “Material U.S. Federal Income Tax Considerations.”

Q.	What matters will shareholders consider at the Special Meeting?
A:	Chavant shareholders are being asked to vote on the following proposals:
1.	Proposal No. 1 — The Transaction Proposal — To consider and vote upon an ordinary resolution to approve the Transaction as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Business Combination Agreement, dated as of November 15, 2022, as amended by Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023 (copies of which are attached to the proxy statement/prospectus as Annex A-1 and Annex A-2, respectively), and as further amended or otherwise modified from time to time, by and among the Company, CLAY Merger Sub II, Inc., a Delaware corporation, and Mobix Labs, Inc., a Delaware corporation, and the transactions contemplated thereby be confirmed, ratified and approved in all respects.”

2.	Proposal No. 2 — The Domestication Proposal — To consider and vote upon a special resolution to approve the Domestication as follows:

“RESOLVED, as a special resolution, that the Company be de-registered as an exempted company incorporated in the Cayman Islands pursuant to Article 47 of the Amended and Restated Memorandum and Articles of Association of the Company and the Cayman Islands Companies Act (As Revised) and be transferred by way of continuation to the State of Delaware and domesticate as a corporation in the State of Delaware.”

3.	Proposal No. 3 — The Organizational Documents Proposal — To consider and vote upon a special resolution to approve and adopt the proposed new certificate of incorporation, substantially in the form attached to this proxy statement/prospectus as Annex B-1, and bylaws, substantially in the form attached to this proxy statement/prospectus as Annex C, in each case, to be effective upon the consummation of the Domestication, and the certificate of amendment of certificate of incorporation to change the Company’s name to “Mobix Labs, Inc.”, substantially in the form attached to this proxy statement/prospectus as Annex B-3, to be filed and effective immediately following the effectiveness of the Merger, as follows:

“RESOLVED, as a special resolution, that, the certificate of incorporation and bylaws of the Company (forms of which are annexed to the proxy statement/prospectus as Annex B-1 and Annex C), be approved as the certificate of incorporation and bylaws, respectively, of the Company, in each case to be effective upon the effectiveness of the Domestication, and that the certificate of amendment of certificate of incorporation (the form of which is annexed to the proxy statement/prospectus as Annex B-3) be approved to be filed and effective immediately following the effectiveness of the Merger.”

4.	Proposal No. 4 — The Advisory Governance Proposals — To consider and vote upon, as an ordinary resolution, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, which are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, as eleven non-binding sub-proposals, as follows:

“RESOLVED, on a non-binding advisory basis, to eliminate various provisions in the Existing Charter applicable only to special purpose acquisition companies.”

“RESOLVED, on a non-binding advisory basis, to increase the authorized share capital from 201,000,000 shares, consisting of (a) 200,000,000 ordinary shares, par value $0.0001 per share, and (b) 1,000,000 preference shares, par value $0.0001 per share, to authorized capital stock of [ ] shares, consisting of three classes: (i) [ ] shares of Class A Common Stock, $0.00001 par value per share, (ii) [ ] shares of Class B Common Stock, $0.00001 par value per share, and (iii) [   ] shares of Preferred Stock, $0.00001 par value per share.”

“RESOLVED, on a non-binding advisory basis, to provide that the holders of Class A Common Stock are entitled to one vote per share, while the holders of Class B Common Stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law.”

“RESOLVED, on a non-binding advisory basis, to provide that so long as any shares of Class B Common Stock remain outstanding, the holders of Class B Common Stock, voting as a separate class, shall be entitled to nominate and elect up to three members of the board of directors of New Mobix Labs (each, a “Class B Director”), remove any Class B Director, and fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director.”

“RESOLVED, on a non-binding advisory basis, to provide that, except for those directors, if any, elected by the holders of any series of preferred stock then outstanding pursuant to the Proposed Charter, for so long as the Board is classified, any director or the entire Board may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote, voting together as a single class.”

“RESOLVED, on a non-binding advisory basis, to provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend certain provisions of the Proposed Charter.”

“RESOLVED, on a non-binding advisory basis, to provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend the Proposed Bylaws.”

“RESOLVED, on a non-binding advisory basis, to provide that, the stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders; provided, however, that, any action to be taken at any meeting of the holders of shares of Class B Common Stock, voting as a separate class, may be taken by written consent.”

“RESOLVED, on a non-binding advisory basis, to remove the renunciation of the corporate opportunity doctrine in the Existing Charter.”

“RESOLVED, on a non-binding advisory basis, to provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then another state or federal court located within the State of Delaware) shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the Delaware General Corporation Law, as amended, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Proposed Charter or the Proposed Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law; provided, however, that the foregoing will not apply to any causes of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.”

“RESOLVED, on a non-binding advisory basis, to change the Company’s corporate name to ‘Mobix Labs, Inc.’”

5.	Proposal No. 5 — The Nasdaq Proposal — To consider and vote upon an ordinary resolution to approve, for purposes of complying with applicable listing rules of The Nasdaq Capital Market, the issuance by the Company of shares of Class A Common Stock and Class B Common Stock to equityholders of Mobix Labs pursuant to the Business Combination Agreement and shares of Class A Common Stock to an accredited investor pursuant to the PIPE Subscription Agreement as follows:

“RESOLVED, as an ordinary resolution, for purposes of complying with applicable listing rules of The Nasdaq Capital Market, that the issuance in accordance with the Business Combination Agreement and the PIPE Subscription Agreement of up to 23,500,000 shares of Common Stock to certain Mobix Labs equityholders to be allocated between shares of Class A Common Stock and Class B Common Stock plus up to 3,000,000 additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities, up to 3,500,000 shares of Class A Common Stock to be issued as Earnout Shares to certain Mobix Labs equityholders, and up to 4,285,714 shares of Class A Common Stock to be issued to the PIPE Investor, including up to 1,285,714 Make-Whole Shares, be confirmed, ratified and approved in all respects.”

6.	Proposal No. 6 — The Equity Incentive Plan Proposal — To consider and vote upon an ordinary resolution to approve the Mobix Labs, Inc. 2023 Equity Incentive Plan, substantially in the form attached to this proxy statement/prospectus as Annex D, to be effective after the closing of the Transaction as follows:

“RESOLVED, as an ordinary resolution, that the Mobix Labs, Inc. 2023 Equity Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex D, be effective upon the consummation of the Transaction, be and is hereby approved and adopted.”

7.	Proposal No. 7 — The Employee Stock Purchase Plan Proposal — To consider and vote upon an ordinary resolution to approve the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan, substantially in the form attached to this proxy statement/prospectus as Annex E, to be effective after the closing of the Transaction as follows:

“RESOLVED, as an ordinary resolution, that the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan, the form of which is attached to this proxy statement/prospectus as Annex E, be effective upon the consummation of the Transaction, be and is hereby approved and adopted.”

8.	Proposal No. 8 — The Director Election Proposal — To consider and vote upon an ordinary resolution to elect David Aldrich, Fabrizio Battaglia, Kurt Busch, William Carpou, Frederick Goerner, Dr. Jiong Ma, James Peterson and Keyvan Samini to serve staggered terms on New Mobix Labs’ board of directors, with the term of the initial Class I directors (being Fabrizio Battaglia, Kurt Busch and William Carpou) to expire at the first annual meeting of New Mobix Labs stockholders following the Closing, the term of the initial Class II directors (being David Aldrich, Frederick Goerner and Keyvan Samini) to expire at the second annual meeting of New Mobix Labs stockholders following the Closing, and the term of the initial Class III directors (being Dr. Jiong Ma and James Peterson) to expire at the third annual meeting of New Mobix Labs stockholders following the Closing, or in each case, until their respective successors are duly elected and qualified or until their earlier death, resignation or removal (the “Director Election Proposal”) as follows:

“RESOLVED, as an ordinary resolution, to elect Fabrizio Battaglia, Kurt Busch and William Carpou to serve as the initial Class I directors until the first annual meeting of the New Mobix Labs stockholders following the Closing, David Aldrich, Frederick Goerner and Keyvan Samini to serve as the initial Class II directors until the second annual meeting of the New Mobix Labs stockholders following the Closing, and Dr. Jiong Ma and James Peterson to serve as the initial Class III directors until the third annual meeting of the New Mobix Labs stockholders following the Closing, or until each of their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.”

9.	Proposal No. 9 — The Adjournment Proposal — To consider and vote upon an ordinary resolution to approve the adjournment of the Special Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event the Company does not receive the requisite shareholder vote to approve the Proposals as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, either (x) to permit further solicitation and vote of proxies and if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes to approve the Condition Precedent Proposals or (y) to permit withdrawals by Public Shareholders of their elections to redeem their Public Shares or to enable the Sponsor, Chavant’s directors, officers, advisors or any of their respective affiliates to undertake share purchases or other transactions for the purpose of limiting the number of Public Shares electing to redeem, in each case be confirmed, ratified and approved in all respects.”

Q.	Are any of the proposals conditioned on one another?
A.

The approval of each of the Condition Precedent Proposals (i.e., the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Equity Incentive Plan Proposal and the Nasdaq Proposal) is a condition to the consummation of the Transaction. The adoption of each Condition Precedent Proposal is conditioned on the approval of all of the other Condition Precedent Proposals. If any one of the Condition Precedent Proposals fails to receive the required approval by the Chavant shareholders at the Special Meeting, the Transaction may not be consummated. If Chavant does not consummate the Transaction and fails to complete an initial business combination by January 22, 2024 or obtain the approval of Chavant shareholders to extend the deadline for Chavant to consummate an initial business combination, then Chavant will be required to wind up, dissolve and liquidate.

Q.	What are the recommendations of Chavant’s board of directors?
A:

The Chavant Board believes that the Transaction Proposal and the other proposals to be presented at the Special Meeting are in the best interest of Chavant’s shareholders and unanimously recommends that our shareholders vote “FOR” the Transaction Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Advisory Governance Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” each of the directors put forth in the Director Election Proposal and “FOR” the Adjournment Proposal, if presented to the Special Meeting.

The existence of financial and personal interests of Chavant’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of the Company and its shareholders and what may be best for a director’s or officer’s personal interests when determining to recommend that shareholders vote for the proposals. These conflicts of interest include, among other things, that if we do not consummate an initial business combination by January 22, 2024, we may be forced to liquidate, and the 1,580,813 Founder Shares and 2,794,332 Private Warrants owned by our Sponsor, and 1,706,031 Founder Shares beneficially owned by our directors and officers, would be worthless. See the sections entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for more information.

Q.	What will happen upon the consummation of the Transaction?
A.

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, Chavant will acquire Mobix Labs in a series of transactions we collectively refer to as the “Transaction.” On the business day immediately prior to the Closing, Chavant will transfer its registration from the Cayman Islands to the State of Delaware, where it will then immediately incorporate as a Delaware corporation. At the Closing, Merger Sub will be merged with and into Mobix Labs, with Mobix Labs surviving the Merger as a wholly-owned direct subsidiary of Chavant. Upon the consummation of the Transaction, Chavant will be named “Mobix Labs, Inc.” Upon the consummation of the Transaction, New Mobix Labs will own 100% of the outstanding equity interests of Mobix Labs, and, based on the Per Share Exchange Ratio, (1) each outstanding share of common stock of Mobix Labs will be converted into the right to receive shares of Class A Common Stock; (2) each share of Mobix Labs Preferred Stock, including Mobix Labs Series A Preferred Stock and Mobix Labs Founders Preferred Stock, issued and outstanding immediately prior to the Closing will be converted into the right to receive shares of Class B Common Stock; (3) each outstanding stock option of Mobix Labs that is an in-the-money vested option will be converted into the right to receive shares of Class A Common Stock on a net settlement basis; (4) each stock option of Mobix Labs that is not an in-the-money vested option (“Other Mobix Labs Options”) will be assumed by Chavant and converted into an option to purchase shares of Class A Common Stock (collectively, the “Assumed Options”); (5) each outstanding unvested restricted stock unit (“RSU”) of Mobix Labs will be assumed by Chavant and converted into an RSU covering shares of Class A Common Stock (collectively, the “Assumed RSUs”); and (6) each outstanding warrant and convertible instrument of Mobix Labs, including SAFEs and promissory notes that are convertible into Mobix Labs Common Stock or Mobix Labs Preferred Stock, will be converted into the right to receive shares of Class A Common Stock. In connection with the Transaction, the cash held in the Trust Account, after giving effect to any redemption of shares by Chavant shareholders and the proceeds from the sale of shares under the PIPE Subscription Agreement, will be used to pay certain fees and expenses in connection with the Transaction and for working capital and general corporate purposes.

Q.	What will Mobix Labs equityholders receive in the Transaction?

A.At the Effective Time, by virtue of the Merger:

●	Each share of Mobix Labs Common Stock issued and outstanding immediately prior to the Effective Time (excluding dissenting shares and treasury shares) will automatically be converted into and become the right to receive a specified number of shares of Class A Common Stock equal to the Per Share Exchange Ratio;
●	Each share of Mobix Labs Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding dissenting shares and treasury shares) will automatically be converted into and become the right to receive a specified number of shares of Class B Common Stock equal to the Per Share Exchange Ratio;

●	Each share of Mobix Labs Founders Preferred Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares) will automatically be converted into and become the right to receive up to a specified number of Class B Common Stock equal to the Per Share Exchange Ratio;
●	All treasury shares of Mobix Labs will automatically be cancelled and will cease to exist and no payment or distribution will be made with respect thereto; and
●	Each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub immediately prior to the Effective Time will automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of Mobix Labs.

Additionally, effective as of the Effective Time:

●	Each in-the-money vested Mobix Labs Option that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a specified number of shares of Class A Common Stock;
●	Each Mobix Labs Option that is not an in-the-money vested Mobix Labs Option that is outstanding and unexercised immediately prior to the Effective Time is assumed by Chavant and converted into a stock option to acquire a specified number of shares of Class A Common Stock, and will continue to be subject to the same terms and conditions as applied to that Mobix Labs Option immediately prior to the Effective Time;
●	Each Mobix Labs RSU that is unvested and outstanding immediately prior to the Effective Time is assumed by Chavant and automatically converted into a restricted stock unit covering a specified number of shares of Class A Common Stock, and will continue to be subject to the same terms and conditions as applied to that Mobix Labs RSU immediately prior to the Effective Time; and
●	Each Mobix Labs Warrant and Mobix Labs Convertible Instrument that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a specified number of shares of Class A Common Stock.

The “Per Share Exchange Ratio” is the number obtained by dividing 23,500,000 by the fully diluted number of shares of Mobix Labs immediately prior to the Effective Time, which reflects the aggregate number of shares of Mobix Labs Common Stock issued and outstanding immediately prior to the Effective Time, the aggregate number of shares of Mobix Labs Common Stock into which the shares of Mobix Labs Preferred Stock could be converted (without regard to whether such shares of Mobix Labs Preferred Stock may then be converted in accordance with the Mobix Labs Charter), the aggregate number of shares of Mobix Labs Common Stock issuable upon exercise of outstanding options and warrants to purchase Mobix Labs Common Stock and Mobix Labs Convertible Instruments that convert into Mobix Labs Common Stock or shares of Mobix Labs Preferred Stock, and the aggregate number of shares of Mobix Labs Common Stock issuable upon vesting and settlement of outstanding Mobix Labs RSUs, which fully diluted number excludes the shares of Post-March 26 Financing Securities. “Closing Transaction Consideration” means the Aggregate Transaction Consideration minus the Earnout Shares. “Aggregate Transaction Consideration” means a number of shares of Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares. The estimated maximum number of additional shares that may be issued in exchange for the Post-March 26 Financing Securities is 3,000,000, and this estimate is provided solely for the purpose of registering a maximum amount of shares under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. As of October 31, 2023, the number of additional shares of Class A Common Stock that would be issued in exchange for the Post- March 26 Financing Securities is 2,765,886.

Q.	Who is Mobix Labs?
A.

Based in Irvine, California, Mobix Labs is a fabless semiconductor company developing disruptive wireless and connectivity solutions for next generation communication systems, including C-Band and mmWave 5G and high bandwidth cable applications. Its True5G integrated circuits currently in development are designed to deliver significant advantages in performance, efficiency, size and cost. Its True Xero AOCs, which have been in production for several years and were acquired in the Cosemi acquisition, are designed to meet customer needs for high-quality AOC solutions at an affordable price. These innovative technologies are designed for large and rapidly growing markets where there are increasing demands for higher performance communication systems which utilize an expanding mix of both wireless and connectivity technologies.

Q.	Following the Transaction, will New Mobix Labs’ securities continue to trade on a stock exchange?
A.

Yes. The Ordinary Shares, Warrants and Units are currently listed on Nasdaq under the symbols “CLAY,” “CLAYW” and “CLAYU,” respectively. In connection with the Domestication, Chavant will issue (i) one share of Class A Common Stock in exchange for and on conversion of each Ordinary Share outstanding immediately prior to the Domestication, and (ii) one Warrant exercisable for one share of Class A Common Stock in exchange for and on conversion of each Warrant exercisable for one Ordinary Share outstanding immediately prior to the Domestication. Chavant will also file the Proposed Charter in Delaware to, among other things, authorize two classes of common stock, the Class A Common Stock and the Class B Common Stock. Chavant intends to apply to continue the listing of the shares of Class A Common Stock and Warrants of New Mobix Labs on Nasdaq under the symbols “MOBX” and “MOBXW,” respectively, upon the Closing. All outstanding Units will be separated into their component securities immediately prior to the Closing. Accordingly, New Mobix Labs will not have any Units following consummation of the Transaction, and therefore there will be no Nasdaq listing of the Units following the consummation of the Transaction. Additionally, upon the Closing, New Mobix Labs intends to change its name to “Mobix Labs, Inc.”

Q.	How has the announcement of the Transaction affected the trading price of the Public Shares?
A.

On November 15, 2022, the last trading date before the public announcement of the Transaction, the Units, Public Shares and Public Warrants closed at $10.07, $10.15 and $0.037, respectively. On [         ], 2023, the trading date immediately prior to the date of this proxy statement/prospectus, the Units, Public Shares and Public Warrants closed at $[                     ], $[                     ] and $[                     ], respectively.

Q.	How will the Transaction impact the shares of New Mobix Labs outstanding after the Transaction?
A.

As a result of the Transaction and the consummation of the transactions contemplated by the Business Combination Agreement and the PIPE Subscription Agreement, the amount of shares of Class A Common Stock outstanding will increase by approximately 861.6% to approximately 26,722,534 shares, and the amount of shares of Common Stock (including both Class A Common Stock and Class B Common Stock) will increase by approximately 940.8% to approximately 28,921,632 shares (in each case, assuming that no Ordinary Shares are redeemed and no Post-March 26 Financing Securities exist as of the Closing). Additional shares of New Mobix Labs’ Class A Common Stock may become outstanding in the future as a result of the existence of any Post-March 26 Financing Securities as of the Closing, any issuance of the Earnout Shares, any issuance of the Make-Whole Shares, the exercise of the Warrants, the conversion of the Chavant Promissory Notes into Warrants, any issuance upon the exercise of the Assumed Options or the vesting of the Assumed RSUs or pursuant to the 2023 Equity Incentive Plan or the 2023 Employee Stock Purchase Plan. The issuance and sale of any such shares in the public market could adversely impact the market price of the New Mobix Labs’ Class A Common Stock even if the business is doing well.

Q.

How much dilution may non-redeeming Chavant shareholders experience in connection with the Transaction, and what equity stake will current Chavant shareholders and Mobix Labs Stockholders have in New Mobix Labs after the Closing?

A.

Our Public Shareholders are not required to vote “FOR” the Transaction in order to exercise their redemption rights. Accordingly, the Transaction may be consummated even though the funds available from the Trust Account and the number of Public Shareholders is reduced as a result of redemptions by the Public Shareholders.

If a Public Shareholder exercises its redemption rights, such exercise will not result in the loss of any Public Warrants that it may hold. We cannot predict the ultimate value of the Warrants following the consummation of the Transaction, but assuming that all 778,912 Ordinary Shares held by our Public Shareholders were redeemed (maximum redemption scenario), the 6,000,000 retained outstanding Public Warrants would have an aggregate value of $127,200, based on the price per Public Warrant of $0.0212 on October 30, 2023. In addition, on October 30, 2023, the price per Ordinary Share closed at $11.08.

If the Class A Common Stock is trading above the exercise price of $11.50 per warrant, the warrants are considered to be “in the money” and are therefore more likely to be exercised by the holders thereof (when they become exercisable). This in turn increases the risk to the non-redeeming Public Shareholders that the warrants will be exercised, which would result in immediate dilution to the non-redeeming Public Shareholders.

The tables below illustrate the anticipated relative ownership of Public Shareholders, the Initial Shareholders (being the Sponsor, the directors and officers of Chavant and the Representatives’ designees), the PIPE Investor and Mobix Labs equityholders upon completion of the Transaction and the PIPE Private Placement without and after giving effect to the additional dilution that may be caused by the issuance of additional shares in exchange for Post-March 26 Financing Securities, the issuance of Earnout Shares, the issuance of the Make-Whole Shares, the exercise of the outstanding Public Warrants or Private Warrants, the extension of Working Capital Loans under the Chavant Promissory Notes and the exercise of any Warrants convertible from the Working Capital Loans, any issuance upon the exercise of the Assumed Options or the vesting of the Assumed RSUs or pursuant to the 2023 Equity Incentive Plan or the 2023 Employee Stock Purchase Plan under a no redemption scenario and a maximum redemption scenario. In the no redemption scenario as described below in the sensitivity table, the residual equity value owned by the non-redeeming Public Shareholders is assumed to be the deemed value of $10.00 per share and the implied total equity value of New Mobix Labs following the Transaction, assuming no dilution from any additional dilution sources described in the table below, would be $289.2 million. As a result of the redemption amount in the maximum redemption scenario as described below in the sensitivity table, the implied total equity value of New Mobix Labs following the Transaction, assuming no dilution from any additional dilution sources described in the table below, would be $281.4 million in the maximum redemption scenario. These amounts are based solely on an assumed value of $10.00 per share and do not reflect a third-party valuation nor a prediction of the future value of the Mobix Labs Common Stock. Additionally, the sensitivity table below sets forth the potential additional dilutive impact of each of the additional dilution sources in each redemption scenario, as described further in Notes 10 through 18 below. Stockholders will experience additional dilution to the extent New Mobix Labs issues any such additional shares after the Closing.

			% of	% of	Maximum		% of	% of
	No Redemption		Outstanding	Total Voting	Redemption		Outstanding	Total Voting
Holders	Scenario(1)		Shares	Power(3)	Scenario(2)		Shares	Power(3)
Public Shareholders	778,912		2.7%	1.6%	—		—	—
Sponsor	1,580,813		5.5%	3.2%	1,580,813		5.6%	3.3%
Directors and Officers of Chavant	125,218		0.4%	0.3%	125,218		0.4%	0.3%
Representatives’ designees	293,969		1.0%	0.6%	293,969		1.0%	0.6%
Mobix Labs Equityholders(4)	23,142,720		80.0%	88.1%	23,142,720		82.2%	89.6%
PIPE Investor	3,000,000		10.4%	6.2%	3,000,000		10.7%	6.3%
Total shares outstanding, excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants(5)	28,921,632		100.0%	100.0%	28,142,720		100.0%	100.0%
Assumed total equity value post-redemptions	$289,216,320				$280,500,295
Assumed per share value
Shares outstanding, excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants(7a)	10.00	(6a)			9.97	(6b)
Shares outstanding, on a fully diluted basis(7b)	5.55				5.47

	No	% of	% of Total		Maximum	% of	% of Total
	Redemption	Outstanding	Voting	Per Share	Redemption	Outstanding	Voting	Per Share
Additional Dilution Sources	Scenario(1)	Shares(8)	Power(3)(9)	Value	Scenario(2)	Shares(8)	Power(3)(9)	Value
Additional shares in exchange for Post-March 26 Financing Securities(10)	234,114	0.8%	0.5%	$9.92	234,114	0.8%	0.8%	$9.90
Assumed Options and Assumed RSUs(11)	1,644,703	5.4%	3.3%	$9.46	1,644,703	5.5%	3.3%	$9.42
Earnout Shares(12)	3,500,000	10.8%	6.7%	$8.92	3,500,000	11.1%	6.8%	$8.86
Make-Whole Shares(13)	1,285,714	4.3%	2.6%	$9.57	1,285,714	4.4%	2.6%	$9.53
Public Warrants(14)	6,000,000	17.2%	11.0%	$8.28	6,000,000	17.6%	11.1%	$8.22
Private Warrants(15)	3,400,000	10.5%	6.5%	$8.95	3,400,000	10.8%	6.6%	$8.89
Working Capital Loans(16)	1,500,000	4.9%	3.0%	$9.51	1,500,000	5.1%	3.0%	$9.46
Equity Incentive Plan(17)	5,000,000	14.7%	9.3%	$8.53	5,000,000	15.1%	9.4%	$8.46
Employee Stock Purchase Plan(18)	961,344	2.9%	1.9%	$9.68	937,977	3.2%	1.9%	$9.65
Total Additional Dilution Sources(19)	23,525,875	44.5%	32.6%	$5.51	23,502,508	45.5%	32.9%	$5.43

Note: Percentages may not sum due to rounding.

(1)	This scenario assumes that no Ordinary Shares are redeemed by the Public Shareholders.
(2)	This scenario assumes that all 778,912 Public Shares issued and outstanding as of October 31, 2023 are redeemed by the Public Shareholders.
(3)

Percentage of total voting power represents voting power with respect to all shares of Class A Common Stock and Class B Common Stock, as a single class. The holders of Class B Common Stock are entitled to ten votes per share, and holders of Class A Common Stock are entitled to one vote per share.

(4)

This row includes estimated 20,943,622 shares of Class A Common Stock and 2,199,098 shares of Class B Common Stock to be issued to Mobix Labs equityholders, which includes any shares of Class A Common Stock to be issued in exchange for the Post-March 26 Financing Securities that have been issued as of October 31, 2023 and 964,912 shares of Mobix Labs Common Stock to be issued in the EMI Transaction assuming that the EMI Transaction will be closed prior to the Closing. As of October 31, 2023, Mobix Labs has issued Post-March 26 Financing Securities consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock, which are expected to be exchanged into a total of 2,765,886 shares of Class A Common Stock at the Closing. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder, upon transfer or in certain specified circumstances and will automatically convert on the seventh anniversary of the Closing. This row excludes the Earnout Shares.

(5)

The share amounts held by the Public Stockholders and the Initial Shareholders set forth in the first table above are based on 2,778,912 Ordinary Shares, of which 778,912 were Public Shares and 2,000,000 shares were Founder Shares held by the Initial Shareholders, issued and outstanding as of October 31, 2023. The share amounts and ownership percentages set forth in the first table above do not take into account the additional sources of dilution set forth in the second table below. Stockholders will experience additional dilution to the extent New Mobix Labs issues any such additional shares after the Closing.

(6a)	This scenario assumes that the shares of Class A Common Stock have a value of $10.00 per share.
(6b)

Based on an implied total equity value of New Mobix Labs of $270.9 million, or approximately $279.6 million less approximately $8.8 million (or approximately $11.29 per share, based on the amount of $8,676,157 in the Trust Account as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, but without taking into account any interest after September 30, 2023) that would be paid from the Trust Account to redeem all 778,912 Public Shares in connection with the Transaction.

(7a)	Calculation of value per share does not take into account the additional sources of dilution, as described in Notes 10 through 18 below.
(7b)

Calculation of value per share assumes the issuance of the maximum amount of shares of Class A Common Stock in connection with the additional dilution sources, as described in Notes 10 through 18 below. In addition, calculation of value per share in the rows entitled “Public Warrants,” “Private Warrants” and “Working Capital Loans” is based on the applicable Total Equity Value

Post-Redemptions in the No Redemption Scenario and the Maximum Redemption Scenario plus the full exercise of the applicable maximum number of Warrants at $11.50 per share for a total cash exercise price of $69 million in the row entitled “Public Warrants,” $39.1 million in the row entitled “Private Warrants,” or $17.25 million in the row entitled “Working Capital Loans,” respectively.

(8)

The Percentage of Total with respect to each additional dilution source set forth below, including the Total Additional Dilution Sources, includes the full amount of shares issuable with respect to the applicable additional dilution source in both the numerator and denominator.

(9)

The Percentage of Total Voting Power with respect to each additional dilution source set forth below, including the Total Dilution Sources, includes the voting power of the full amount of shares issuable with respect to the applicable additional dilution source in both the numerator and denominator.

(10)

This row reflects the balance between (i) the estimated maximum amount of 3,000,000 shares of Class A Common Stock that may be issued at the Closing in exchange for Post-March 26 Financing Securities (estimated solely for the purpose of registering a maximum amount of shares of Class A Common Stock under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable) and (ii) 2,765,886 shares of Class A Common Stock that will be issued at the Closing in exchange for the shares of Post-March 26 Financing Securities already issued as of October 31, 2023. As of October 31, 2023, Mobix Labs has issued Post-March 26 Financing Securities consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock, which are expected to be exchanged into a total of 2,765,886 shares of Class A Common Stock at the Closing.

(11)

This row assumes that an estimated aggregate of 1,644,703 shares of Class A Common Stock potentially issuable upon exercise of the Assumed Options and vesting of Assumed RSUs are issued to Mobix Labs equityholders. Percentages in this row represent (a) the estimated 1,644,703.00 shares of Class A Common Stock underlying the Assumed Options and vesting of Assumed RSUs set forth in the applicable column divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants” plus (ii) the estimated 1,644,703.00 shares of Class A Common Stock underlying the Assumed Options and vesting of Assumed RSUs set forth in the applicable column.

(12)

This row assumes that all 3,500,000 Earnout Shares potentially issuable to Earnout Recipients (upon the realization of all of the benchmark share prices in the Business Combination Agreement) are issued to Mobix Labs equityholders and assumes that no additional shares of Class A Common Stock are issued between the Closing and the realization of all such benchmark share prices. Percentages in this row represent (a) the Earnout Shares set forth in the applicable column divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants” plus (ii) the Earnout Shares set forth in the applicable column.

(13)

This row assumes that all 1,285,714 Make-Whole Shares potentially issuable to the PIPE Investor upon the realization of the terms set forth in the PIPE Subscription Agreement and assumes that no additional shares of Class A Common Stock are issued between the Closing and the realization of such benchmark share prices. Percentages in this row represent (a) the Make-Whole Shares set forth in the applicable column divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants” plus (ii) the Make-Whole Shares set forth in the applicable column.

(14)

This row assumes exercise of all Public Warrants outstanding as of October 31, 2023, to purchase 6,000,000 shares of Class A Common Stock. Percentages in this row represent (a) the 6,000,000 shares of Class A Common Stock underlying the Public Warrants divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants” plus (ii) 6,000,000 shares of Class A Common Stock underlying the Public Warrants.

(15)

This row assumes exercise of all Private Warrants outstanding as of October 31, 2023, to purchase 3,400,000 shares of Class A Common Stock. Percentages in this row represent (a) the 3,400,000 shares of Class A Common Stock underlying the Private Warrants divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants” plus (ii) 3,400,000 shares of Class A Common Stock underlying the Private Warrants.

(16)

This row assumes that the maximum permitted amount of Working Capital Loans in the aggregate amount of $1,500,000 is fully drawn down by Chavant and elected by Sponsor to be converted into Warrants at a price of $1.00 per warrant, and such converted warrants are all exercised at a price of $11.50 per share. Percentages in this row represent (a) the 1,500,000 shares of Class A Common Stock underlying such warrants divided by (b) (i) the amount included in the row titled “Total Shares Outstanding Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants” plus (ii) 1,500,000 shares of Class A Common Stock underlying such warrants. However, as of November 1, 2023, Chavant had drawn down an aggregate of $1,550,000 of Working Capital Loans under the promissory notes issued to the Sponsor (of which $100,000 was received on November 2, 2023), of which $1,150,000 was drawn under convertible promissory notes, and if the Sponsor elected to convert the loans under such convertible promissory notes into Warrants at a price of $1.00 per warrant and such converted warrants were exercised at a price of $11.50 per share, a maximum of 1,150,000 shares of Class A Common Stock could be issued.

(17)

This row assumes the grant of Post-Closing RSUs covering 5,000,000 shares of Class A Common Stock over a three-year period beginning one year after the Closing under the 2023 Equity Incentive Plan. The initial amount of shares of Class A Common Stock reserved for issuance under the 2023 Equity Incentive Plan equals 2,795,913 shares of Class A Common Stock in the No Redemption Scenario, or 2,718,022 shares of Class A Common Stock in the Maximum Redemption Scenario, in each case, following the consummation of the Transaction. Such amount may be increased under the annual evergreen feature of the 2023 Equity Incentive Plan or as approved by the New Mobix Labs Board and stockholders. The initial reserve amount is calculated based on 10% of the amount in the row titled “Total Shares Outstanding Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants.” Percentages in this row represent (a) the foregoing share amounts, as applicable, divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding, Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants” plus (ii) the foregoing share amounts, as applicable. This row does not reflect all potential increases that may be made under the annual evergreen feature of the 2023 Equity Incentive Plan, which may cause further dilution to the New Mobix stockholders. See “Proposal No. 6 —  The Equity Incentive Plan Proposal — Description of the Mobix Labs, Inc. 2023 Equity Incentive Plan —  Share Reserve.”

(18)

This row (a) assumes the issuance of all shares of Class A Common Stock reserved for issuance under the 2023 Employee Stock Purchase Plan, which equals 961,344 shares of Class A Common Stock in the No Redemption Scenario, or 937,977 shares of Class A Common Stock in the Maximum Redemption Scenario, in each case, following the consummation of the Transaction and (b) is based on 3% of the total number of shares of New Mobix Labs Class A Common Stock issued and outstanding immediately following the Effective Time. This row does not reflect any annual evergreen feature of the 2023 Employee Stock Purchase Plan, which may cause further dilution to the New Mobix stockholders. See “Proposal No. 7 — The Employee Stock Purchase Plan Proposal — Description of the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan — Stock Subject to Employee Stock Purchase Plan.”

(19)

This row assumes the issuance of all shares of Class A Common Stock in connection with each of the additional dilution sources, as described further in Notes 10 through 18 above, which equals 23,198,066 shares of Class A Common Stock in the No Redemption Scenario or 23,174,699 shares of Class A Common Stock in the Maximum Redemption Scenario, in each case, following the consummation of the Transaction. Percentages in this row represent (a) the foregoing share amounts, as applicable, divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding Excluding Earnout Shares, Make-Whole Shares, Convertible Notes and Warrants” plus (ii) 23,198,066 shares of Class A Common Stock in the No Redemption Scenario or 23,174,699 shares of Class A Common Stock in the Maximum Redemption Scenario.

The numbers of shares and percentage interests set forth in the tables above are based on a number of assumptions described in the footnotes to the tables and that neither Chavant nor Mobix Labs issues any additional equity securities prior to the Transaction. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different.

Q.Will Chavant obtain new financing in connection with the Transaction?

A.

Yes. In connection with the execution of the Business Combination Agreement, Chavant entered into a PIPE Subscription Agreement with the PIPE Investor, pursuant to which the PIPE Investor has agreed to purchase 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30.0 million substantially concurrently with the closing of the Transaction, on the terms and subject to the conditions of the PIPE Subscription Agreement. Pursuant to the PIPE Subscription Agreement, within 45 days of Closing, Chavant has agreed to file the PIPE Resale Registration Statement with the SEC at its sole cost and expense.

Pursuant to the PIPE Subscription Agreement, Chavant agreed to issue the Make-Whole Shares to the PIPE Investor in the event that the Adjustment Period VWAP is less than $10.00 per share (as adjusted for any stock split, reverse stock split or similar adjustment following the Closing). In such case, the PIPE Investor will be entitled to receive a number of Make-Whole Shares equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the end of a 30-day period that begins on the date that is 30 days after the effective date of the PIPE Resale Registration Statement multiplied by (y) a fraction, (A) the numerator of which is $10.00 (as adjusted for any stock split, reverse stock split or similar adjustment following the Closing) minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

For more information about the PIPE Subscription Agreement, see the section entitled “Certain Agreements Related to the Transaction — PIPE Subscription Agreement.”

In addition, in connection with the Transaction and subject to the terms in the Business Combination Agreement, both Chavant and Mobix Labs have agreed to use commercially reasonable efforts to conduct and complete additional Financing Arrangements, including private placements of securities of Chavant and Mobix Labs or similar financing arrangements.

Q.Who will be the officers and directors of the Company if the Transaction is consummated?

A.

Upon the Closing, it is anticipated that the New Mobix Labs Board will be composed of three directors in Class I (expected to be Fabrizio Battaglia, Kurt Busch and William Carpou), three directors in Class II (expected to be David Aldrich, Frederick Goerner and Keyvan Samini) and two directors in Class III (expected to be Dr. Jiong Ma and James Peterson), with James Peterson acting as Executive Chairman, with Chavant’s current chief executive officer, Dr. Jiong Ma, acting as a director and with the holders of the Class B Common Stock entitled to elect up to three members of the New Mobix Labs Board so long as any shares of Class B Common Stock remain outstanding (expected to be Keyvan Samini, Fabrizio Battaglia and James Peterson). The term of the initial Class I directors will expire at the first annual meeting of New Mobix Labs stockholders following the Closing, the term of the initial Class II directors will expire at the second annual meeting of New Mobix Labs stockholders following the Closing and the term of the initial Class III directors will expire at the third annual meeting of New Mobix Labs stockholders following the Closing. At each succeeding annual meeting of New Mobix Labs stockholders, beginning with the first annual meeting of New Mobix Labs stockholders following the Closing, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

Immediately following the consummation of the Transaction, Chavant expects that the current senior management of Mobix Labs will comprise the senior management of New Mobix Labs.

See “Management of New Mobix Labs After the Transaction” for additional information.

Q.	What conditions must be satisfied to complete the Transaction?
A.

There are a number of closing conditions in the Business Combination Agreement, including that Chavant shareholders have approved and adopted the Business Combination Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Transaction, see the section entitled “Proposal No. 1 — The Transaction Proposal — The Business Combination Agreement —  Conditions to Closing.”

Q.	What happens if I sell my Ordinary Shares before the Special Meeting?
A.

The record date for the Special Meeting will be earlier than the date that the Transaction is expected to be completed. If you transfer your Ordinary Shares after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your Ordinary Shares because you will no longer be able to deliver them for cancellation upon the consummation of the Transaction. If you transfer your Ordinary Shares prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q.	What vote is required to approve the proposals presented at the Special Meeting?
A.	The following votes are required for each proposal at the Special Meeting:
●	The Transaction Proposal: The approval of the Transaction Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Domestication Proposal: The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Organizational Documents Proposal: The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Advisory Governance Proposals: The approval of the Advisory Governance Proposals requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting. The approval of any of the Advisory Governance Proposals is not required by the Existing Charter, Cayman Islands law or Delaware law separate and apart from the Organizational Documents Proposal, but pursuant to SEC guidance, Chavant is required to submit these provisions to our shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory votes and are not binding on Chavant or the Board (separate and apart from the approval of the Organizational Documents Proposal).
●	The Nasdaq Proposal: The approval of the Nasdaq Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Director Election Proposal: The approval of the election of each director nominee pursuant to the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
Q.	How do the Initial Shareholders intend to vote on the proposals?
A.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Q.	Do Mobix Labs Stockholders need to approve the Transaction?
A.

Yes, but such approval has already been obtained. In order to consummate the Transaction, Mobix Labs Stockholders comprising the holders of at least a majority in voting power of the outstanding shares of the Mobix Labs Capital Stock, including the Mobix Labs Common Stock and the Mobix Labs Preferred Stock, voting together as a single class (with the holders of Mobix Labs Preferred Stock being entitled to the number of votes per share specified in the Mobix Labs Charter), were required to approve the Transaction (the “Mobix Labs Requisite Approval”). The Mobix Labs Requisite Approval is the only vote of the holders of any class or series of Mobix Labs Capital Stock required to adopt the Business Combination Agreement in accordance with the DGCL and the organizational documents of Mobix Labs. The delivery of the Written Consents by the Consenting Mobix Labs Stockholders was sufficient to adopt the Business Combination Agreement and approve the Transaction (including the Merger), and no other vote from any other holder of Mobix Labs Capital Stock is required to consummate the Transaction. For further information, please see the section entitled “Certain Agreements Related to The Transaction — Written Consents.”

Q.	May Chavant or Chavant’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Transaction?
A.

Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Chavant’s directors, officers, advisors or any of their respective affiliates may (i) purchase Public Shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the proposals presented at the Special Meeting, or elect to redeem, or indicate an intention to redeem, Public Shares), (ii) enter into transactions with such investors and others to provide them with incentives to not redeem their Public Shares, or (iii) execute agreements to purchase such Public Shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, Chavant’s directors, officers, advisors or any of their respective affiliates purchase Public Shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the Public Shares at a price no higher than the price offered through the Company’s redemption process (i.e., the amount held in our Trust Account was approximately $8,676,157 as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, the implied redemption value is $11.29 per Public Share (without giving effect to any accrued interest after September 30, 2023)); (b) would represent in writing that such Public Shares will not be voted in favor of approving the Condition Precedent Proposals; and (c) would waive in writing any redemption rights with respect to the Public Shares so purchased.

To the extent any such purchases by the Sponsor, Chavant’s directors, officers, advisors or any of their respective affiliates are made in situations in which the tender offer rules restrictions on purchases apply, Chavant will disclose in a Current Report on Form 8-K prior to the Special Meeting the following: (i) the number of Public Shares purchased outside of the redemption offer, along with the purchase price(s) for such Public Shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Condition Precedent Proposals will be approved; (iv) the identities of the equityholders who sold to the Sponsor, Chavant’s directors, officers, advisors or any of their respective affiliates (if not purchased on the open market) or the nature of the equityholders (e.g., 5% security holders) who sold such Public Shares; and (v) the number of Public Shares for which Chavant has received redemption requests pursuant to its redemption offer.

The purpose of such share purchases and other transactions would be to increase the likelihood of limiting the number of Public Shares electing to redeem.

If such transactions are effected, the consequence could be to cause the Condition Precedent Proposals to be approved in circumstances where such approval could not otherwise occur. Consistent with guidance of the SEC, purchases of shares by the persons described above would not be permitted to be voted for the Condition Precedent Proposals at the Special Meeting and could decrease the chances that the Condition Precedent Proposals would be approved. In addition, if such purchases are made, the public “float” of Chavant’s securities and the number of beneficial holders of Chavant’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of Chavant’s securities on a national securities exchange.

Chavant hereby represents that any public shares purchased by the Sponsor, its directors, officers, advisors or any of their respective affiliates in situations in which the tender offer rules restrictions on purchases would apply would not be voted in favor of approving the Condition Precedent Proposals.

Q.	How many votes do I have at the Special Meeting?
A.

Chavant’s shareholders are entitled to one vote at the Special Meeting for each Ordinary Share held of record as of the record date. As of the close of business on the record date, there will be 2,778,912 outstanding Ordinary Shares, consisting of 778,912 Public Shares and 2,000,000 Founder Shares.

Q.	What interests do the Sponsor and Chavant’s current officers and directors have in the Transaction?
A.

Chavant’s Board and executive officers may have interests in the Transaction that are different from, in addition to or in conflict with your interests as a Chavant shareholder. These interests include, among other things, the interests listed below:

●	The fact that our Sponsor has waived (i) its right to redeem any of its Founder Shares in connection with the Transaction as well as (ii) its rights to any liquidation distributions from the Trust Account with respect thereto if we fail to complete the Transaction within the required period;
●	The beneficial ownership of the Sponsor, which is managed by Chavant Capital Partners Manager LLC (of which Dr. Ma is its sole member), of an aggregate of 1,580,813 Founder Shares and 2,794,332 Private Warrants, which (i) will convert into an aggregate amount of 1,580,813 shares of Class A Common Stock and 2,794,332 Warrants to purchase shares of Class A Common Stock, respectively, in connection with the Transaction, (ii) would have an estimated value at the time of the Transaction of approximately $17,515,408 and $59,240, respectively, based on the closing price of $11.08 per Public Share on October 30, 2023 and $0.0212 per Public Warrant on Nasdaq on October 30, 2023 and (iii) would become worthless if we do not complete an initial business combination by January 22, 2024. As a result of the nominal price paid for the Founder Shares, the Sponsor can earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return following the consummation of the Transaction;
●	The beneficial ownership of certain of our directors and executive officers, including (i) André-Jacques Auberton-Hervé, Chavant’s Chairman, of an aggregate of 27,826 Founder Shares; (ii) Michael Lee, Chavant’s chief financial officer, of an aggregate of 24,348 Founder Shares; (iii) Karen Kerr, Chavant’s director, of an aggregate of 24,348 Founder Shares; (iv) Bernhard Stapp, Chavant’s director, of an aggregate of 24,348 Founder Shares; and (v) Patrick J. Ennis, Chavant’s director, of an aggregate of 24,348 Founder Shares, which shares would become worthless if we do not complete an initial business combination by January 22, 2024, as our directors and officers have waived any right to redemption with respect to these shares. As a result of the nominal price paid for the Founder Shares, these directors and officers can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return following the consummation of the Transaction;
●	The Sponsor has made, and may make additional, working capital loans prior to the Closing of the Transaction, up to $1,500,000 of which are convertible into Warrants at a price of $1.00 per Warrant at the option of the lender, which may not be repaid if the Transaction is not completed. Funds were, and are expected to be, provided to the Sponsor for purposes of the working capital loans by the Chairman of the Board or an entity affiliated with him and by an existing investor in the Sponsor and/or persons affiliated with such investor. As of November 1, 2023, Chavant had issued outstanding promissory notes to the Sponsor of $1,650,000, of which $1,150,000 would be convertible into Warrants at the option of the Sponsor, and had drawn down an aggregate of $1,550,000 of Working Capital Loans under such promissory notes (of which $100,000 was received on November 2, 2023). The Warrants underlying the $1,150,000 of convertible debt would have an estimated value at the time of the Transaction of $24,380, based on the closing price of $0.0212 per Public Warrant on Nasdaq on October 30, 2023;
●	The Sponsor has agreed that it will be liable to Chavant if and to the extent any claims by a third party for services rendered or products sold to Chavant, or a prospective target business with which Chavant has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act;
●	The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Chavant’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations but will not receive reimbursement for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of June 30, 2023, Chavant had unpaid reimbursable expenses to the Sponsor, officers and directors of approximately $160,308, which includes expenses incurred in connection with the administrative services agreement, as further described in “Certain Chavant Relationships and Related Person Transactions — Administrative Services” and consulting fees paid to New Highland, LLC in connection with the preparation of certain financial statements, as further described in “Information About Chavant — Executive Officers and Director Compensation”;
●	The fact that none of Chavant’s officers or directors has received any cash compensation for services rendered to Chavant, except for the amounts that we pay, and have paid, New Highland, LLC, of which Chavant’s chief financial officer is the managing member, for consulting services, as described in “Information About Chavant — Executive Officers and Director Compensation.” In addition, all of the current members of the Board are expected to continue to serve as directors at least through the date of the general meeting to vote on a proposed business combination and may even continue to serve following any potential business combination and receive compensation thereafter. In particular, Dr. Ma, Chavant’s chief executive officer and a director, is expected to serve on the New Mobix Labs Board, if the Transaction is consummated;
●	The continued indemnification of current directors and officers of Chavant and the continuation of directors’ and officers’ liability insurance following the consummation of the Transaction; and
●	Under the Existing Charter, to the extent allowed by law, the doctrine of corporate opportunity does not apply with respect to Chavant or any of its officers or directors. While this may result in a potential conflict of interest as between the fiduciary duties or contractual obligations of our officers or directors and the interests of Chavant and its shareholders, it did not impact our search for an initial business combination target, including Mobix Labs.

In addition, with respect to the members of management of Mobix Labs who have been nominated to serve on the New Mobix Labs Board in connection with the Transaction, you should review the information set forth under “Mobix Labs’ Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management of New Mobix Labs.”

Q.	Did Chavant’s board of directors obtain a third-party valuation or fairness opinion in determining whether to proceed with the Transaction?
A.

Chavant’s Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Transaction. Chavant’s Board’s determination was partially based on quantitative factors such as a comparable company analysis based on selected publicly-traded companies, as discussed under the heading “Proposal No. 1 — The Transaction Proposal  — The Transaction — Chavant’s Board of Directors’ Reasons for the Approval of the Transaction.” However, Chavant’s Board did not rely solely on quantitative factors. Chavant’s Board also made qualitative judgments based on information regarding (i) Mobix Labs’ business, prospects, technology, market opportunities, strategic relationships and strategic business goals and objectives and (ii) uncertainties and risks for Mobix Labs’ business and industry. In addition, Chavant’s Board made qualitative judgments, based on the experience and professional judgment of Chavant’s management team, concerning differences between the operational, business and/or financial characteristics of Mobix Labs and the selected companies to provide a context in which to consider the results of the quantitative analysis. The lack of a third-party valuation or fairness opinion may also lead an increased number of Public Shareholders to vote against the Transaction or demand redemption of their shares, which could potentially impact our ability to consummate the Transaction. Accordingly, investors will be relying on the judgment of Chavant’s Board as described above in valuing Mobix Labs’ business and assuming the risk that Chavant’s Board may not have properly valued such business.

Q.	What happens if the Transaction Proposal is not approved?
A.

If the Transaction Proposal is not approved and Chavant does not consummate a business combination by January 22, 2024, or amend its Existing Charter to extend the date by which Chavant must consummate an initial business combination, Chavant will be required to wind up, dissolve and liquidate the Trust Account.

Q.	Do I have redemption rights?
A.

If you are a holder of Public Shares, you have the right to demand that Chavant redeem your Public Shares for a pro rata portion of the cash held in the Trust Account (including interest earned and not previously released to Chavant to pay its taxes), which holds the remaining proceeds of the Chavant IPO, calculated as of two business days prior to the consummation of the Transaction, upon the consummation of the Transaction. We refer to these rights to demand redemption of the Public Shares as “redemption rights.” Holders of he outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Transaction. The Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after the Chavant IPO, in connection with the completion of Chavant’s initial business combination. While the Initial Shareholders have a financial interest in the completion of the Transaction (as further described in “— How do the Initial Shareholders intend to vote on the proposal?,” “Summary of the Proxy Statement/Prospectus — The Sponsor and Chavant’s Directors and Officers have Financial Interests in the Transaction” and “Risk Factors —Risks Related to Chavant and the Transaction — Risks Related to Our Status as a Blank Check Company — Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests”), they did not receive specific consideration in exchange for their waiver of such rights. These shares will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, the amount held in our Trust Account was approximately $8,676,157 as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, the implied redemption value is $11.29 per Public Share (without giving effect to any accrued interest after September 30, 2023). This is greater than the $10.00 IPO price of the Units. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Transaction is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest earned and not previously released to Chavant to pay its taxes), in connection with the liquidation of the Trust Account.

Q.	Will how I vote affect my ability to exercise redemption rights?
A.

No. You may exercise your redemption rights whether you vote your Public Shares for or against the Transaction Proposal or do not vote your shares. As a result, the Transaction Proposal can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q.	How do I exercise my redemption rights?
A.

A holder of Public Shares may exercise redemption rights regardless of whether it votes for or against the Transaction Proposal or does not vote on such proposal at all, or if it is a holder of Public Shares on the record date. If you are a holder of Public Shares and wish to exercise your redemption rights, you must demand that Chavant redeem your Public Shares for cash, and tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental Stock Transfer & Trust Company, Chavant’s transfer agent, physically or electronically using The Depository Trust Company’s (“DTC”) Deposit/Withdrawal at Custodian (“DWAC”) System no later than two (2) business days prior to the Special Meeting. Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company directly and instruct them to do so. Any holder of Public Shares seeking redemption will be entitled to a full pro rata portion of the amount then in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Chavant to pay its taxes. Such amount will be paid promptly upon the consummation of the Transaction.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time prior to the time the vote is taken with respect to the Transaction Proposal at the Special Meeting. If you deliver your shares for redemption to Chavant’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Chavant’s transfer agent return the shares (physically or electronically). You may make such request by contacting Chavant’s transfer agent at the address listed under the question “Who can help answer my questions?” below.

Any written demand of redemption rights must be received by Chavant’s transfer agent at least two (2) business days prior to the vote taken on the Transaction Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s shares (and share certificates (if any) and other redemption forms) have been tendered or delivered (either physically or electronically) to the transfer agent.

If you are a holder of Public Shares (including through the ownership of Units) and you exercise your redemption rights, it will not result in the loss of any Warrants that you may hold (including those contained in any Units you hold). Your Warrants will become exercisable to purchase one share of Class A Common Stock for a purchase price of $11.50 beginning 30 days after consummation of the Transaction.

Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?
A.

It is expected that a U.S. Holder that exercises its redemption rights to receive cash from the Trust Account in exchange for its Class A Common Stock generally will be treated as selling such Class A Common Stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes, depending on the amount of Class A Common Stock that such U.S. Holder owns or is deemed to own (including through the ownership of Warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the section entitled “Material U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption of any Public Shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “Material U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q.	If I hold Warrants, can I exercise redemption rights with respect to my Warrants?
A.	No. Holders of Warrants do not have any redemption rights with respect to such Warrants.

Q.If I hold Units, can I exercise redemption rights with respect to my Units?

A.

Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Public Shares and Public Warrants, or if you hold Units registered in your own name, you must contact Continental Stock Transfer & Trust Company, Chavant’s transfer agent, directly and instruct it to do so. If you fail to cause your Units to be separated and delivered to the transfer agent prior to 5:00 p.m., Eastern Time, on [                  ], 2023, two business days prior to the date of the Special Meeting, you will not be able to exercise your redemption rights with respect to your Public Shares.

Q.	If I am a Chavant shareholder, do I have appraisal rights or dissenters’ rights if I object to the proposed Transaction?
A.

No. There are no appraisal rights available to holders of Ordinary Shares in connection with the Transaction including the Domestication. None of our shareholders have dissenters’ rights in connection with the Transaction, including the Domestication under Cayman Islands law.

Q.What happens to the funds held in the Trust Account upon the consummation of the Transaction?

A.

If the Transaction is consummated, the funds held in the Trust Account will be released to pay (i) Chavant shareholders who properly exercise their redemption rights and (ii) expenses incurred by Mobix Labs and Chavant in connection with the

Transaction, to the extent not otherwise paid prior to the Closing. Any additional funds available for release from the Trust Account will be used for working capital and general corporate purposes of New Mobix Labs following the Transaction.

Q.	What happens if a substantial number of the Public Shareholders vote in favor of the Transaction Proposal and exercise their redemption rights?
A.

Chavant’s Public Shareholders are not required to vote in respect of the Transaction in order to exercise their redemption rights. Accordingly, the Transaction may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

Chavant’s Existing Charter does not provide a specified maximum redemption threshold.

Q.	What happens if the Transaction is not consummated?
A.

There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “The Business Combination Agreement — Termination” for information regarding the parties’ specific termination rights for additional information.

If, as a result of the termination of the Business Combination Agreement or otherwise, Chavant is unable to complete a business combination by January 22, 2024 or obtain the approval of Chavant shareholders to extend the timeline for Chavant to consummate an initial business combination, Chavant’s Existing Charter provides that Chavant will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem all of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Chavant’s remaining shareholders and Chavant’s board of directors, liquidate and dissolve, subject, in each case, to Chavant’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. See the sections entitled “Risk Factors — Risks Related to Chavant and the Transaction — We may not be able to consummate an initial business combination by January 22, 2024, in which case we would cease all operations except for the purpose of winding up, and we would redeem our Public Shares and liquidate” and “— Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.” The Initial Shareholders have waived any right to any liquidation distribution with respect to their Ordinary Shares.

In the event of liquidation, there will be no distribution with respect to outstanding Warrants, and the Warrants will expire worthless.

Q.	When is the Transaction expected to be completed?
A.

It is currently anticipated that the Transaction will be consummated promptly following the Special Meeting, provided that all other conditions to the consummation of the Transaction have been satisfied or waived.

For a description of the conditions to the completion of the Transaction, see the section entitled “Proposal No. 1 — The Transaction Proposal — The Business Combination Agreement — Conditions to Closing.”

Q.	If I am a Chavant shareholder, what do I need to do now?
A.

You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Transaction will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.	How do I vote?
A.

If you were a holder of record of Ordinary Shares on [                   ], 2023, the record date for the Special Meeting, you may vote with respect to the applicable proposals in person via the virtual meeting platform at the Special Meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail.  By signing the proxy card and returning it in the enclosed postage-paid envelope, you are authorizing the individuals named on the proxy card to vote your Ordinary Shares at the Special Meeting in the manner you indicate. Chavant encourages you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by [                  ] Eastern Time on [                      ], 2023.

Voting at the Special Meeting via the Virtual Meeting Platform.  If you are a holder of record of our shares, you may vote in person online at the Special Meeting or by submitting a proxy for the Special Meeting. You may access the Special Meeting online at https://www.cstproxy.com/chavantcapital/sm2023. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting via live webcast. Whether or not you plan to attend the Special Meeting in person online, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the Special Meeting and vote in person online if you have already voted by proxy.

If you do not have your 12-digit meeting control number, contact Continental Stock Transfer & Trust Company at +1 917-262-2373 or e-mail Continental Stock Transfer & Trust Company at proxy@continentalstock.com. Please note that you will not be able to physically attend the Special Meeting in person but may attend the Special Meeting in person online by following the instructions below.

You can pre-register to attend the Special Meeting in person online. Enter the URL address into your browser, and enter your 12-digit meeting control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. Prior to or at the start of the Special Meeting you will need to re-log in using your 12-digit meeting control number and will also be prompted to enter your 12-digit meeting control number if you vote in person online during the Special Meeting. The Company recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. For additional information, please see the section entitled “Extraordinary General Meeting.”

Q.	What will happen if I abstain from voting or fail to vote at the Special Meeting?
A.

At the Special Meeting, Chavant will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention, while considered present for the purposes of establishing a quorum, will not count as votes cast for or against each of, and will have no effect on, the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal or the Adjournment Proposal.

Q.	What will happen if I sign and return my proxy card without indicating how I wish to vote?
A.

Signed and dated proxies received by Chavant without an indication of how the shareholder intends to vote on a Proposal will be voted in favor of each Proposal presented to the shareholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q.	Do I need to attend the Special Meeting to vote my shares?
A.

No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. Chavant encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.	If I am not going to attend the Special Meeting virtually, should I return my proxy card instead?
A.

Yes. Whether you plan to attend the Special Meeting virtually or not, please read and consider the information contained in this proxy statement/prospectus carefully and vote your Ordinary Shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A.

No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the Proposals because we believe that each of the Proposals is a “non-discretionary” matter, and, therefore, banks or brokers cannot use discretionary authority to vote shares on such matters. Thus, we believe there will not be any broker non-votes at the Special Meeting because broker non-votes arise only when banks or brokers are permitted to use such discretionary authority. Accordingly, your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the virtual Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Special Meeting, and your bank, broker or nominee will not vote your shares.

Q.	May I change my vote after I have mailed my signed proxy card?
A.

Yes. You may change your vote by sending a later-dated, signed proxy card to Chavant’s secretary at the address listed below prior to the vote at the Special Meeting, or attend the Special Meeting and vote in person virtually. You also may revoke your proxy by sending a notice of revocation to Chavant’s secretary, provided such revocation is received prior to the vote at the Special Meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.	What should I do if I receive more than one set of voting materials?
A.

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.	What is the quorum requirement for the Special Meeting?
A.

A quorum will be present at the Special Meeting if a majority of the Ordinary Shares outstanding and entitled to vote at the meeting is represented in person (which would include presence at a virtual meeting) or by proxy.

As of the record date for the Special Meeting, 1,389,457 Ordinary Shares would be required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person (which would include presence at a virtual meeting) at the Special Meeting. The holders of a majority of the outstanding and issued shares (being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy) shall be a quorum. If there is no quorum, a majority of the shares represented by shareholders present at the Special Meeting or by proxy may authorize adjournment of the Special Meeting to another date.

Q.	What happens to the Warrants I hold if I vote my Ordinary Shares against approval of the Transaction Proposal and validly exercise my redemption rights?
A.

Properly exercising your redemption rights as an Chavant shareholder does not result in either a vote “FOR” or “AGAINST” the Transaction Proposal. If the Transaction is not completed, you will continue to hold your Warrants, and if Chavant does not otherwise consummate an initial business combination by January 22, 2024 or obtain the approval of Chavant shareholders to extend the deadline for Chavant to consummate an initial business combination, Chavant will be required to dissolve and liquidate, and your Warrants will expire worthless.

Q.Who will solicit and pay the cost of soliciting proxies?

A.

Chavant will pay for the entire cost of soliciting proxies. Chavant has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the Special Meeting. We have agreed to pay Morrow its customary fee of $22,500. We will also reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Q.	Who can help answer my questions?
A.	If you have questions about the Proposals, or if you need additional copies of this proxy statement/prospectus, the proxy card or the consent card you should contact Chavant’s proxy solicitor at:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Tel: +1 (800) 662-5200 (toll-free) or

+1 (203) 658-9400 (banks and brokers can call collect)

Email: CLAY.info@investor.morrowsodali.com

You may also contact Chavant at:

Chavant Capital Acquisition Corp.

445 Park Avenue, 9th Floor

New York, NY 10022

Attention: Secretary

To obtain timely delivery, Chavant’s shareholders and warrant holders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about Chavant from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Chavant’s transfer agent prior to 5:00 p.m., Eastern Time, on the second business day prior to the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Transaction and the proposals to be considered at the Special Meeting, you should read this proxy statement/prospectus carefully and in its entirety, including the annexes. See also the section entitled “Where You Can Find More Information.”

Parties to the Transaction

Chavant Capital Acquisition Corp.

Chavant Capital Acquisition Corp. is a blank check company incorporated as a Cayman Islands exempted company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities.

The Ordinary Shares, Warrants, and Units, each consisting of one Ordinary Share and three-quarters of one Warrant, are traded on Nasdaq under the ticker symbols “CLAY,” “CLAYW,” and “CLAYU,” respectively. In connection with the Domestication, Chavant will issue (i) one share of Class A Common Stock in exchange for and on conversion of each Ordinary Share outstanding immediately prior to the Domestication and (ii) one warrant exercisable for one share of Class A Common Stock in exchange for and on conversion of each Warrant exercisable for one Ordinary Share outstanding immediately prior to the Domestication; and will also file the Proposed Charter to, among other things, authorize two classes of common stock, the Class A Common Stock and the Class B Common Stock. In connection with the Closing, Chavant will file the Proposed Amendment to change the Company’s name to “Mobix Labs, Inc.” Chavant intends to apply to continue the listing of the shares of Class A Common Stock and warrants of New Mobix Labs on Nasdaq under the symbols “MOBX” and “MOBXW,” respectively, upon the Closing. All outstanding Units will automatically separate into the component securities immediately prior to the Closing and, as a result, will no longer trade as a separate security.

The mailing address of Chavant’s principal executive office is at 445 Park Avenue, 9th Floor New York, NY 10022, and its telephone number is (212) 745-1086.

Mobix Labs, Inc.

Based in Irvine, California, Mobix Labs is a fabless semiconductor company developing disruptive wireless and connectivity solutions for next generation communication systems, including C-Band and mmWave 5G and high bandwidth cable applications. Its True5G integrated circuits currently in development are designed to deliver significant advantages in performance, efficiency, size and cost. Its True Xero AOCs, which have been in production for several years and were acquired in the Cosemi acquisition, are designed to meet customer needs for high-quality AOC solutions at an affordable price. These innovative technologies are designed for large and rapidly growing markets where there are increasing demands for higher performance communication systems which utilize an expanding mix of both wireless and connectivity technologies.

The mailing address of Mobix Labs’ principal executive office is 15420 Laguna Canyon Rd Suite 100, Irvine, CA 92618, and its telephone number is (949) 808-8888.

The Business Combination Agreement

On November 15, 2022, Chavant, Merger Sub, and Mobix Labs, entered into a Business Combination Agreement, which was amended by Amendment No.1 as of April 7, 2023. Pursuant to the Business Combination Agreement, among other things, Chavant will be de-registered in the Cayman Islands and be registered by way of continuation as a corporation in the State of Delaware, following which Merger Sub will merge with and into Mobix Labs, with Mobix Labs surviving the Merger as a wholly-owned direct subsidiary of Chavant. Upon closing of the Transaction, the combined company will be named Mobix Labs, Inc. The following diagram depicts the organizational structure of New Mobix Labs following the Transaction.

Shareholders of Chavant
Equityholders of Mobix Labs
PIPE Investor
Mobix Labs, Inc. (DE Corporation) 100% Owner
Mobix Labs Operations, Inc. (DE Corporation)

Aggregate Transaction Consideration

Under the Business Combination Agreement, the “Aggregate Transaction Consideration” to be paid at the Closing will be a number of shares of Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs of $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares. The estimated maximum number of shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities is 3,000,000, and this estimate is provided solely for the purpose of registering a maximum amount of shares of Class A Common Stock under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable. As of October 31, 2023, the number of additional shares of Class A Common Stock that would be issued in exchange for the Post- March 26 Financing Securities is 2,765,886. The Aggregate Transaction Consideration will be issued to holders of Mobix Labs securities as described under “— Conversion of Securities of Mobix Labs” below.

Structure of the Transaction

The Transaction is structured as a reverse triangular merger, which includes, among others, the following steps:

●	On the business day immediately prior to the Closing, Chavant will consummate the Domestication and then immediately incorporate as a Delaware corporation pursuant to the Proposed Charter, the form of which is attached as Annex B-1 to this proxy statement/prospectus. Chavant will also take all lawful actions (i) to adopt the bylaws substantially in the form attached as Annex C to this proxy statement/prospectus; (ii) to issue one share of Class A Common Stock in exchange for and on conversion in connection with the Domestication of each Ordinary Share outstanding immediately prior to the Domestication and (iii) to issue a Warrant exercisable for one share of Class A Common Stock in exchange for and on conversion in connection with the Domestication of each Warrant exercisable for one Ordinary Share outstanding immediately prior to the Domestication; and
●	Pursuant to the Business Combination Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into Mobix Labs, with Mobix Labs surviving as a wholly-owned direct subsidiary of Chavant. The Merger will be effected by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or such other subsequent date and time as Chavant and Mobix Labs agree and specify in such certificate of merger in accordance with the DGCL. Following the Effective Time, Chavant will file the Proposed Amendment, the form of which is attached as Annex B-3 to this proxy statement/prospectus, with the Secretary of State of the State of Delaware to change its name to “Mobix Labs, Inc.”

Conversion of Securities of Mobix Labs

At the Effective Time, by virtue of the Merger:

●	Each share of Mobix Labs Common Stock issued and outstanding immediately prior to the Effective Time (excluding dissenting shares and treasury shares) will automatically be converted into and become the right to receive a specified number of shares of Class A Common Stock equal to the Per Share Exchange Ratio (as defined below);
●	Each share of Mobix Labs Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding dissenting shares and treasury shares) will automatically be converted into and become the right to receive a specified number of shares of Class B Common Stock equal to the Per Share Exchange Ratio;
●	Each share of Mobix Labs Founders Preferred Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares) will automatically be converted into and become the right to receive up to a specified number of Class B Common Stock equal to the Per Share Exchange Ratio; and
●	All treasury shares of Mobix Labs will automatically be cancelled and will cease to exist and no payment or distribution will be made with respect thereto.

The “Per Share Exchange Ratio” is the number obtained by dividing 23,500,000 by the fully diluted number of shares of Mobix Labs immediately prior to the Effective Time, which reflects the aggregate number of shares of Mobix Labs Common Stock issued and outstanding immediately prior to the Effective Time, the aggregate number of shares of Mobix Labs Common Stock into which the shares of Mobix Labs Preferred Stock could be converted (without regard to whether such shares of Mobix Labs Preferred Stock may then be converted in accordance with the Mobix Labs Charter), the aggregate number of shares of Mobix Labs Common Stock issuable upon exercise of outstanding options and warrants to purchase Mobix Labs Common Stock and Mobix Labs Convertible Instruments that convert into Mobix Labs Common Stock or shares of Mobix Labs Preferred Stock, and the aggregate number of shares of Mobix Labs Common Stock issuable upon vesting and settlement of outstanding Mobix Labs RSUs, which fully diluted number excludes the shares of Post-March 26 Financing Securities. “Closing Transaction Consideration” means the Aggregate Transaction Consideration minus the Earnout Shares. “Aggregate Transaction Consideration” means a number of shares of Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares.

Additionally, effective as of the Effective Time:

●	Each in-the-money vested Mobix Labs Option that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a specified number of shares of Class A Common Stock;

●	Each Mobix Labs Option that is not an in-the-money vested Mobix Labs Option that is outstanding and unexercised immediately prior to the Effective Time is assumed by Chavant and converted into a stock option to acquire a specified number of shares of Class A Common Stock, and will continue to be subject to the same terms and conditions as applied to that Mobix Labs Option immediately prior to the Effective Time;
●	Each Mobix Labs RSU that is unvested and outstanding immediately prior to the Effective Time is assumed by Chavant and automatically converted into a restricted stock unit covering a specified number of shares of Class A Common Stock, and will continue to be subject to the same terms and conditions as applied to that Mobix Labs RSU immediately prior to the Effective Time; and
●	Each Mobix Labs Warrant and Mobix Labs Convertible Instrument that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a specified number of shares of Class A Common Stock.

Additionally, the Business Combination Agreement also provides for a seven-year “Earnout Period,” commencing on the date that is the one year anniversary of the Closing Date, pursuant to which up to 1.75 million shares of Class A Common Stock will be distributed to the Mobix Labs Stockholders and the holders of in-the-money vested Mobix Labs Options and Mobix Labs Options that are not in-the-money vested Mobix Labs Options (the “Earnout Recipients”) if the VWAP of the Class A Common Stock exceeds $12.50 for any twenty trading days within a period of 30 consecutive trading days during the Earnout Period and an additional 1.75 million shares of Class A Common Stock will be distributed to the Earnout Recipients if the VWAP of the Class A Common Stock exceeds $15.00 for any twenty trading days within a period of 30 consecutive trading days during the Earnout Period (such shares of Class A Common Stock issuable under the circumstances described in this paragraph, collectively, the “Earnout Shares”).

Pursuant to the Proposed Charter of New Mobix Labs to be effective after the Closing, (i) the holders of Class A Common Stock and the holders of Class B Common Stock will vote together as a single class on all matters submitted to a vote of the stockholders of Mobix Labs, (ii) each holder of outstanding Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held by such holder and (iii) each holder of outstanding Class B Common Stock will be entitled to ten votes for each share of Class B Common Stock held by such holder.

Conditions to Closing

The obligations of the parties to consummate the Transaction are subject to the satisfaction or waiver of certain customary conditions to closing, including, among other things: (i) the expiration or termination of all applicable waiting periods (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), (ii) Chavant having at least $5,000,001 of net tangible assets after giving effect to the PIPE Private Placement in accordance with the terms of the PIPE Subscription Agreement and following the exercise by Public Shareholders of their redemption rights, (iii) approval by the required shareholders of Chavant of the Business Combination Agreement and the Transaction, (iv) the absence of any law enacted or order issued or threatened in writing by a governmental authority having the effect of restricting or making the Transaction illegal or otherwise prohibiting, restricting or making illegal the consummation of the Transaction, (v) shareholder approval of the Chavant to extend the time period for it to consummate a business combination from January 22, 2023 to July 22, 2023, which shareholder approval has been obtained, (vi) the performance or compliance in all material respects by the parties with all of the agreements and covenants required to be performed by such party under the Transaction Agreement on or prior to the Closing Date, (vii) the resignation of certain officers and directors of Chavant and Mobix Labs and (viii) the execution and delivery of the Amended and Restated Registration Rights Agreement.

The obligations of Chavant to consummate the Transaction are also subject to the satisfaction or waiver of certain additional conditions, including (i) the absence of any material adverse effect, or any change or effect that, individually or in the aggregate would result in a material adverse effect with respect to Mobix Labs and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement or would prevent, materially delay or materially impede the performance by Mobix Labs of its obligations under the Business Combination Agreement or the consummation of the Merger and other transactions contemplated under the Business Combination Agreement, (ii) delivery of the audited balance sheet of Mobix Labs as of September 30, 2021 and September 30, 2022, and the related audited statements of operations of Mobix Labs for such years, each audited in accordance with the auditing standards of the PCAOB, together with an unqualified audit report thereon from Mobix Labs’ independent registered public accounting firm (collectively, the “PCAOB Audited Financial Statements”) in form and substance reasonably satisfactory to

Chavant, including together with an unqualified audit report from the independent registered public accounting firm of Mobix Labs, and (iii) that there shall not be pending, or threatened in writing, any litigation related to the Business Combination Agreement or the Transaction, or otherwise alleging a breach of fiduciary duty by or other malfeasance of an officer or director of Mobix Labs, brought by or on behalf of any Mobix Labs Stockholder against Mobix Labs, Chavant or any of their directors or officers (a “Mobix Labs Stockholder Litigation”).

The obligations of Mobix Labs to consummate the Transaction are also subject to the satisfaction or waiver of certain additional conditions, including (i) approval for the listing on Nasdaq of the shares of Class A Common Stock to be issued in connection with the Transaction and (ii) the Closing Available Cash shall not be less than $50.0 million (with a maximum of $10.0 million attributed to any equity line of credit and a minimum of $30.0 million attributed to the PIPE Subscription Agreement or similar agreements, and reduced by an amount equal to $5.0 million less any amount that is funded on or before the Closing Date, or irrevocably committed to be funded on or before the Closing Date, by the directors, officers and current Mobix Labs Stockholders and their respective affiliates, associates and family members (which $5.0 million reduction will not occur due to the funding of amounts in excess of $5.0 million before the Closing Date)).

Termination

The Business Combination Agreement may be terminated by Chavant and/or Mobix Labs under certain circumstances at any time prior to the Closing, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transaction by the Mobix Labs Stockholders or Chavant, including, among others, (i) by Chavant or Mobix Labs if the Closing has not occurred on or before November 22, 2023 and (ii) by Chavant if any Mobix Labs Stockholder Litigation is commenced or threatened in writing by a Mobix Labs Stockholder at any time prior to the Effective Time.

There was also a condition that would have permitted Chavant to terminate the Transaction if Mobix Labs’ PCAOB Audited Financial Statements were not delivered to Chavant, in form and substance reasonably satisfactory to Chavant, on or before December 15, 2022. However, Chavant’s right to terminate the Business Combination Agreement was required to be exercised before the date of the initial public filing of the Registration Statement with the SEC. Chavant determined not to exercise this right and effectively waived this right to termination upon the initial public filing of this Registration Statement.

For more information, see the section entitled “Proposal No. 1 — The Transaction Proposal — The Business Combination Agreement — Termination” and “— Effect of Termination.”

Regulatory Approvals Required for the Transaction

The Transaction is not subject to any additional regulatory requirement or approval, except for (i) filings with the Cayman Islands Registrar of Companies and Secretary of State of the State of Delaware necessary to effectuate the Domestication, the Merger and the Proposed Amendment and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Chavant, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate it to Chavant shareholders.

Amendments to the Charter

Pursuant to the Business Combination Agreement, in connection with the Domestication, Chavant’s Existing Charter will be amended and restated to:

●	eliminate various provisions in the Existing Charter applicable only to special purpose acquisition companies;
●	increase the authorized share capital from 201,000,000 shares, consisting of (a) 200,000,000 ordinary shares, par value $0.0001 per share, and (b) 1,000,000 preference shares, par value $0.0001 per share, to authorized capital stock of [ ] shares, consisting of three classes: (i) [ ] shares of Class A Common Stock, $0.00001 par value per share, (ii) [ ] shares of Class B Common Stock, $0.00001 par value per share, and (iii) [ ] shares of Preferred Stock, $0.00001 par value per share;

●	provide that the holders of Class A Common Stock are entitled to one vote per share, while the holders of Class B Common Stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law;
●	provide that so long as any shares of Class B Common Stock remain outstanding, the holders of a majority of the voting power of the Class B Common Stock, voting as a separate class, shall be entitled to elect up to three members of the New Mobix Labs Board (each, a “Class B Director”), remove any Class B Director, and fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director;
●	provide that, except for those directors, if any, elected by the holders of any series of preferred stock then outstanding pursuant to the Proposed Charter, that the Board shall be divided into three classes designated as Class I, Class II and Class III, with each class to contain (for as long as there are three Class B Directors then in office) not more than one Class B Director;
●	provide that, except for those directors, if any, elected by the holders of any series of preferred stock then outstanding pursuant to the Proposed Charter, for so long as the Board is classified, any director or the entire Board may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote, voting together as a single class;
●	provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend certain provisions of the Proposed Charter;
●	provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required for the Company’s stockholders to amend the Proposed Bylaws;
●	provide that the stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders; provided, however, that, any action to be taken at any meeting of the holders of shares of Class B Common Stock, voting as a separate class, may be taken by written consent;
●	remove the renunciation of the corporate opportunity doctrine in the Existing Charter;
●	provide that, unless the Company consents to a different forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then another state or federal court located within the State of Delaware) shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the DGCL, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Proposed Charter or the Proposed Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in all cases, subject to the court having personal jurisdiction over the parties named as defendants; provided, however, that the foregoing will not apply to any causes of action arising under the Securities Act or the Exchange Act;
●	provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act to the fullest extent permitted by law; provided, however, that the foregoing will not apply to any action asserting claims under the Exchange Act; and
●	change the Company’s corporate name to “Mobix Labs, Inc.”

For more information about the Proposed Charter, see the sections entitled “Proposal No. 3 — The Organizational Documents Proposal” and “Proposal No. 4 — The Advisory Governance Proposals.” For a description of the securities of New Mobix Labs, see “Description of New Mobix Labs’ Securities.”

Certain Agreements Related to the Transaction

Sponsor Letter Agreement

Concurrently and in connection with the execution of the Business Combination Agreement, the Sponsor and the directors and officers of Chavant (together with the Sponsor, the “SPAC Parties”) entered into the Sponsor Letter Agreement with Chavant and Mobix Labs, pursuant to which the SPAC Parties agreed to, among other things, (a) vote, or cause to be voted, all Ordinary Shares and Warrants held by the SPAC Parties in favor of adopting the Business Combination Agreement and the Transaction; (b) vote against any merger, purchase of all or substantially all of any person’s assets or other business combination transaction (other than the Business Combination Agreement in connection with the Transaction) or any proposal, action or agreement that would reasonably be expected to impede, frustrate or prevent the Transaction, or violate certain provisions of the Business Combination Agreement; (c) not elect to redeem or otherwise tender or submit for redemption its Ordinary Shares in connection with the Transaction; (d) not transfer or deposit into a voting trust, or enter into a voting agreement or any similar agreement, or grant a proxy or power of attorney, with respect to the Ordinary Shares held by the SPAC Party, or enter into any agreement inconsistent with or that would restrict performance of such SPAC Party’s obligations under the Sponsor Letter Agreement; and (e) cause any securities of Chavant that a SPAC Party purchases or otherwise acquires beneficial ownership in after the execution of the Sponsor Letter Agreement to be subject to the terms and conditions of the Sponsor Letter Agreement.

PIPE Subscription Agreement

Concurrently and in connection with the execution of the Business Combination Agreement, Chavant entered into the PIPE Subscription Agreement with the PIPE Investor, ACE SO4 Holdings Limited, pursuant to which the PIPE Investor has agreed to purchase 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30.0 million, substantially concurrently with the closing of the Transaction, on the terms and subject to the conditions of the PIPE Subscription Agreement. Pursuant to the PIPE Subscription Agreement, Chavant has agreed to file the PIPE Resale Registration Statement within 45 days of Closing.

Pursuant to the PIPE Subscription Agreement, Chavant agreed to issue the Make-Whole Shares to the PIPE Investor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period (the “Adjustment Period”) commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of Make-Whole Shares equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the end of the Adjustment Period multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

In addition, the PIPE Investor agreed that it will not exercise voting rights relating to the Class A Common Stock representing a 10% or greater voting interest in New Mobix Labs on any matter subject to a vote of holders of common shares and agreed that it will not obtain or exercise, as a result of its investment in New Mobix Labs, (i) ”control,” as such term is defined under applicable regulations within the jurisdiction of CFIUS, of New Mobix Labs or its subsidiaries, (ii) access to any “material non-public technical information,” within the meaning of such regulations, in the possession of New Mobix Labs and its subsidiaries, (iii) the right to appoint any board member or board observer to the New Mobix Labs Board or its subsidiaries or (iv) any involvement in any “substantive decision-making,” within the meaning of such regulations, related to New Mobix Labs or its subsidiaries.

Amended and Restated Registration Rights and Lock-Up Agreement

In connection with the consummation of the Transaction, an Amended and Restated Registration Rights and Lock-Up Agreement will be entered into by New Mobix Labs, the Sponsor, the Representatives and their designees, certain equityholders of Chavant (collectively with the Sponsor, the “Founder Equityholders”) and certain equityholders of Mobix Labs (the “Legacy Mobix Labs Holders” and, together with the Founder Equityholders and certain other holders, the “Holders”).

Pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement, New Mobix Labs will be obligated, within 45 days of the consummation of the Transaction, to file a registration statement to register the resale of certain securities of New Mobix Labs held by the Holders and to use reasonable best efforts to cause the registration statement to become effective as soon as reasonably practical after the initial filing of the registration statement. The Amended and Restated Registration

Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Amended and Restated Registration Rights and Lock-Up Agreement further provides the Founder Equityholders and Legacy Mobix Labs Holders shall not transfer their Common Stock until (a) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Transaction or (b) with respect to the remaining 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Transaction.

Written Consents

On November 15, 2022, Mobix Labs delivered to Chavant the irrevocable Written Consent containing the requisite vote by the Mobix Labs Stockholders (including the Key Mobix Labs Stockholders) in favor of the approval and adoption of the Business Combination Agreement, the Transaction and all other transactions contemplated by the Business Combination Agreement (the “Consenting Mobix Labs Stockholders”). On April 7, 2023, Mobix Labs delivered to Chavant the Written Consent to Amendment No. 1 containing the requisite vote by the Mobix Labs Stockholders (including the Key Mobix Labs Stockholders), dated April 6, 2023, adopting and approving Amendment No. 1. The delivery of the Written Consents by the Consenting Mobix Labs Stockholders was sufficient to adopt the Business Combination Agreement and approve the Transaction (including the Merger), and no other vote from any other holder of Mobix Labs Capital Stock is required to consummate the Transaction.

Ownership of New Mobix Labs After the Closing

As a result of the Transaction and the consummation of the transactions contemplated by the Business Combination Agreement and the PIPE Subscription Agreement, the amount of shares of Class A Common Stock outstanding will increase by approximately 861.6% to approximately 26,722,534 shares, and the amount of shares of Common Stock (including both Class A Common Stock and Class B Common Stock) will increase by approximately 940.8% to approximately 28,921,632 shares (in each case, assuming that no Ordinary Shares are redeemed and no Post-March 26 Financing Securities exist as of the Closing). Additional shares of New Mobix Labs’ Class A Common Stock may become outstanding in the future as a result of the existence of any Post-March 26 Financing Securities as of the Closing, any issuance of the Earnout Shares, any issuance of the Make-Whole Shares, the exercise of the Warrants, the conversion of the Chavant Promissory Notes into Warrants, any issuance upon the exercise of the Assumed Options or the vesting of the Assumed RSUs or pursuant to the 2023 Equity Incentive Plan or the 2023 Employee Stock Purchase Plan. The issuance and sale of any such shares in the public market could adversely impact the market price of the New Mobix Labs’ Class A Common Stock even if the business is doing well.

Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Upon the consummation of the Transaction, we expect that the holders of Class B Common Stock, comprising mostly Mobix Labs’ founders, directors and officers, will own approximately 45.1% of the combined voting power of the issued and outstanding shares of Common Stock of New Mobix Labs and may exert significant influence on the corporate actions of New Mobix Labs which require stockholder approval.

Chavant’s Extraordinary General Meeting

The Transaction and the Proposals presented above will be acted upon at the Special Meeting. This proxy statement/prospectus is being sent to Chavant shareholders who owned Ordinary Shares at the close of business on the record date for the Special Meeting and are therefore entitled to vote at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. See “Questions and Answers About the Special Meeting and the Related Proposals” above and “Extraordinary General Meeting” below for information regarding the Special Meeting.

Recommendation of the Chavant Board of Directors and Reasons of the Transaction

The Board believes that the Transaction Proposal and the other proposals to be presented at the Special Meeting are in the best interest of Chavant’s shareholders and unanimously recommends that our shareholders vote “FOR” the Transaction Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Advisory Governance Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” each of the director nominees put forth in the Director Election Proposal, and “FOR” the Adjournment Proposal, if presented to the Special Meeting. See “Proposal No. 1 — The Transaction Proposal —  The Transaction — Recommendation of the Chavant Board of Directors” and “Proposal No. 1 — The Transaction Proposal — The Transaction — Chavant’s Board of Directors’ Reasons for the Approval of the Transaction.”

Reasons for the Approval of the Transaction

After consideration, Chavant’s Board recommends that Chavant shareholders vote “FOR” each Proposal being submitted to a vote of the Chavant shareholders at the Special Meeting.

For a description of Chavant’s Board’s reasons for the approval of the Transaction and the recommendation of Chavant’s Board, see the section entitled “Proposal No. 1 — The Transaction Proposal —  The Transaction — Chavant’s Board of Directors’ Reasons for the Approval of the Transaction.”

Redemption Rights

Public Shareholders may seek to redeem their Public Shares, regardless of how they vote or do not vote in relation to the proposed Transaction, for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Transaction, including interest earned on the funds held in the Trust Account (including interest earned and not previously released to Chavant to pay its taxes), divided by the number of then outstanding Public Shares. If a holder properly seeks redemption as described in this section and the Transaction is consummated, the holder will no longer own these shares following the Transaction. For illustrative purposes, the closing price of the Ordinary Shares on October 30, 2023 was $11.08 per share. The amount held in our Trust Account was approximately $8,676,157 as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, the implied redemption value is $11.29 per Public Share (without giving effect to any accrued interest after September 30, 2023).

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares. You will be entitled to receive cash for your Public Shares only if you properly exercise your right to redeem the Public Shares you hold and deliver your Public Shares (either physically or electronically) to the transfer agent, prior to 5:00 p.m., Eastern Time, on [                    ], 2023 (two business days prior to the vote at the Special Meeting), and the Transaction is consummated. See the section entitled “Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

Material U.S. Federal Income Tax Considerations for Holders of Ordinary Shares

For a discussion of material U.S. federal income tax consequences of exercising your redemption rights, see the section entitled “Material U.S. Federal Income Tax Considerations.”

The Sponsor and Chavant’s Directors and Officers Have Financial Interests in the Transaction

Chavant’s Board and executive officers may have interests in the Transaction that are different from, in addition to or in conflict with your interests as a Chavant shareholder. These interests include, among other things, the interests described below.

Our Sponsor has waived (i) its right to redeem any of its Founder Shares in connection with the Transaction as well as (ii) its rights to any liquidation distributions from the Trust Account with respect thereto if we fail to complete the Transaction within the required period. In addition, the beneficial ownership of the Sponsor, which is managed by Chavant Capital Partners Manager LLC (of which Dr. Ma is its sole member), of an aggregate of 1,580,813 Founder Shares and 2,794,332 Private Warrants, which (i) will convert into an aggregate amount of 1,580,813 shares of Class A Common Stock and 2,794,332 Warrants to purchase shares of

Class A Common Stock, respectively, in connection with the Transaction, (ii) would have an estimated value at the time of the Transaction of approximately $17,515,408 and $59,240, respectively, based on the closing price of $11.08 per Public Share on Nasdaq on October 30, 2023 and the closing price $0.0212 per Public Warrant on Nasdaq on October 30, 2023 and (iii) would become worthless if we do not complete an initial business combination by January 22, 2024. As a result of the nominal price paid for the Founder Shares, the Sponsor can earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return following the consummation of the Transaction.

The beneficial ownership of certain of our directors and executive officers, including (i) André-Jacques Auberton-Hervé, Chavant’s Chairman, of an aggregate of 27,826 Founder Shares; (ii) Michael Lee, Chavant’s chief financial officer, of an aggregate of 24,348 Founder Shares; (iii) Karen Kerr, Chavant’s director, of an aggregate of 24,348 Founder Shares; (iv) Bernhard Stapp, Chavant’s director, of an aggregate of 24,348 Founder Shares; and (v) Patrick J. Ennis, Chavant’s director, of an aggregate of 24,348 Founder Shares, which shares would become worthless if we do not complete an initial business combination by January 22, 2024, as our directors and officers have waived any right to redemption with respect to these shares. As a result of the nominal price paid for the Founder Shares, these directors and officers can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return following the consummation of the Transaction.

The Sponsor has also made, and may make additional, working capital loans prior to the Closing of the Transaction, up to $1,500,000 of which are convertible into Warrants at a price of $1.00 per Warrant at the option of the lender, which may not be repaid if the Transaction is not completed. Funds were, and are expected to be, provided to the Sponsor for purposes of the working capital loans by the Chairman of the Board or an entity affiliated with him and by an existing investor in the Sponsor and/or persons affiliated with such investor. As of November 1, 2023, Chavant had issued outstanding promissory notes to the Sponsor of $1,650,000, of which $1,150,000 would be convertible into Warrants at the option of the Sponsor, and had drawn down an aggregate of $1,550,000 of Working Capital Loans under such promissory notes (of which $100,000 was received on November 2, 2023). The Warrants underlying the $1,150,000 of convertible debt would have an estimated value at the time of the Transaction of $24,380, based on the closing price of $0.0212 per Public Warrant on Nasdaq on October 30, 2023.

In addition, the Sponsor has agreed that it will be liable to Chavant if and to the extent any claims by a third party for services rendered or products sold to Chavant, or a prospective target business with which Chavant has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act.

The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Chavant’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations but will not receive reimbursement for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of June 30, 2023, Chavant had unpaid reimbursable expenses to the Sponsor, officers and directors of approximately $160,308, which includes expenses incurred in connection with the administrative services agreement, as further described in “Certain Chavant Relationships and Related Person Transactions — Administrative Services” and consulting fees paid to New Highland, LLC in connection with the preparation of certain financial statements, as further described in “Information About Chavant — Executive Officers and Director Compensation.” In addition, none of Chavant’s officers or directors has received any cash compensation for services rendered to Chavant, except for the amounts that we pay, and have paid, New Highland, LLC, of which Chavant’s chief financial officer is the managing member, for consulting services, as described in “Information About Chavant — Executive Officers and Director Compensation.” In addition, all of the current members of the Board are expected to continue to serve as directors at least through the date of the general meeting to vote on a proposed business combination and may even continue to serve following any potential business combination and receive compensation thereafter. In particular, Dr. Ma, Chavant’s chief executive officer and a director, is expected to serve on the New Mobix Labs Board, if the Transaction is consummated. You should also be aware of the continued indemnification of current directors and officers of Chavant and the continuation of directors’ and officers’ liability insurance following the consummation of the Transaction.

In addition, under the Existing Charter, to the extent allowed by law, the doctrine of corporate opportunity does not apply with respect to Chavant or any of its officers or directors. While this may result in a potential conflict of interest as between the fiduciary duties or contractual obligations of our officers or directors and the interests of Chavant and its shareholders, it did not impact our search for an initial business combination target, including Mobix Labs.

Appraisal Rights and Dissenters’ Rights

Holders of Ordinary Shares or, following the Domestication, shares of Class A Common Stock converted from the Ordinary Shares, do not have appraisal rights or dissenters’ rights in connection with the Transaction under the Cayman Islands Companies Act or the DGCL.

Emerging Growth Company

Chavant is, and following the Transaction, New Mobix Labs will be an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Chavant has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Chavant, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Chavant’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Chavant IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

Smaller Reporting Company

Additionally, Chavant is, and following the Transaction, New Mobix Labs will be a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the last business day of our second fiscal quarter, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our second fiscal quarter.

Risk Factor Summary

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider all of the risks and uncertainties described in the section of this proxy statement/prospectus captioned “Risk Factors” immediately following this Summary. These risks include, but are not limited to, the following:

Risks Related to Mobix Labs’ Business and Industry

●	Mobix Labs is an early stage company, and its limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter.
●	We cannot predict whether Mobix Labs will succeed in generating revenue growth or whether it will ever achieve profitability. Mobix Labs’ forecasts and projections that were initially presented to Chavant’s board of directors were based upon assumptions, analyses and internal estimates developed by its management that were intended to reflect Mobix Labs’ management’s views as of the time they were prepared and presented. However, the assumptions underlying these forecasts have not proven to be correct, and Mobix Labs’ actual operating results have been, and Mobix Labs’ management expects that they will continue to be, significantly less favorable than those forecasted or projected.
●	Mobix Labs has incurred losses in the operation of its business and anticipate that its expenses, including related to research and development activities, will increase and that it will continue to incur losses in the future. It may never achieve or sustain profitability, and there is substantial doubt concerning its ability to continue as a going concern.
●	Mobix Labs may be unable to meet its capital requirements, including capital required for continued investments to reach first production and revenue from its semiconductor solutions, which could limit its ability to grow and jeopardize its ability to continue its business operations.
●	Mobix Labs will need to raise additional capital in the future in order to execute its business plan, which may not be available on terms acceptable to Mobix Labs, or at all. Any fund-raising that involves the sale and issuance of equity securities can substantially dilute existing stockholders.
●	Mobix Labs’ semiconductor products are in development with several target customers, and it does not expect to commence sale of these products until the second half of calendar year 2024, subject to its ability to raise additional capital. If Mobix Labs’ target customers are unable to successfully develop and commercialize their wireless products and solutions, or experience significant delays in doing so, the commercialization of Mobix Labs’ semiconductor products may be delayed.
●	Markets for Mobix Labs’ wireless and 5G products are still developing and may not develop at the speed and scale as expected.
●	Mobix Labs relies in part on its customers to design its semiconductor products. The nature of the design process requires Mobix Labs to incur expenses upfront, before customers commit to use its products or recognizing revenue from those expenses, which may adversely affect its financial results.
●	Mobix Labs has historically generated a substantial portion of its revenues from one connectivity customer and expects that it will generate revenue from a limited number of customers in the near future, and the loss of any of the key customers could have a material adverse effect on its business.
●	Mobix Labs depends on third-party offshore manufacturers for producing its products, and in the event of a disruption in its supply chain, any efforts to develop alternative supply sources may not be successful or may take longer to take effect than anticipated.
●	The markets for Mobix Labs’ semiconductor and connectivity products and solutions are highly competitive and some market participants have substantially greater resources.
●	Mobix Labs relies significantly on channel partners to sell and support its products and solutions, and the failure of this channel to be effective could materially reduce its sales.

●	Mobix Labs’ gross margin and results of operations have been and may be adversely affected by the price increase of certain components due to inflation and supply chain constraints.
●	Mobix Labs’ financial condition and business could be adversely affected by outbreak of contagious disease such as the COVID-19 pandemic which has had an impact on its business operations.
●	Global political and economic uncertainty and adverse conditions related to Mobix Labs’ international operations could materially and adversely affect its business, financial condition and results of operations.
●	Mobix Labs’ business strategy relies in part on acquisitions of companies, assets or technologies to create growth and increase cash flow. Mobix Labs may not be able to consummate future strategic acquisitions or fully realize anticipated benefits from past or future acquisitions or investments.
●	Mobix Labs identified material weaknesses in its internal control over financial reporting. If Mobix Labs is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect Mobix Labs’ business and share price.
●	Mobix Labs is exposed to potential impairment charges on certain assets.

Risks Related to the Domestication

●	The Domestication may result in adverse tax consequences (including the imposition of withholding taxes and income taxes) for holders of Ordinary Shares and Warrants, including holders exercising their redemption rights with respect to the Ordinary Shares. We do not intend to make any cash distributions to shareholders to pay such taxes.

Risks Related to Chavant and the Transaction

●	Chavant shareholders will have a reduced ownership and voting interest after the Transaction and will exercise less influence over management.
●	There can be no assurance that New Mobix Labs’ Class A Common Stock will be approved for listing on Nasdaq or that New Mobix Labs will be able to comply with the continued listing standards of Nasdaq.
●	If the Transaction’s benefits do not meet the expectations of investors or securities analysts, the market price of Chavant’s securities or, upon the consummation of the Transaction, New Mobix Labs’ securities, may decline.
●	The unaudited pro forma financial information included herein may not be indicative of what New Mobix Labs’ actual financial position or results of operations would have been.
●	Chavant’s board of directors did not obtain a fairness opinion in determining whether to proceed with the Transaction, and, as a result, the terms may not be fair from a financial point of view to the Public Shareholders.
●	Chavant’s directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Transaction Proposal and approval of the other Chavant Proposals.
●	The absence of a specified maximum redemption threshold may make it easier for Chavant to consummate the Transaction even if a substantial majority of Chavant’s Public Shareholders elect to redeem their shares.

Risks Related to Ownership of Class A Common Stock Following the Transaction

●	The market price of New Mobix Labs’ Class A Common Stock may be volatile, and the value of its Class A Common Stock may decline.
●	Future sales and issuances of Class A Common Stock after the consummation of the Transaction including the issuance of Make-Whole Shares under the PIPE Subscription Agreement may result in the dilution of our stockholders, create downward pressure on the price of our Class A Common Stock, and restrict our ability to raise additional capital or take advantage of future opportunities.
●	The Transaction may not achieve Mobix Labs’ objectives of providing the company with sufficient capital, or Mobix Labs may be unable to obtain additional capital on attractive terms or at all, and you may experience dilution as a result.

SELECTED HISTORICAL FINANCIAL DATA OF MOBIX LABS

The selected historical statements of operations data of Mobix Labs for the years ended September 30, 2022 and 2021 and the historical balance sheet data as of September 30, 2022 and 2021 are derived from Mobix Labs’ audited financial statements included elsewhere in this proxy statement/prospectus.

The selected historical statements of operations data of Mobix Labs for the nine months ended June 30, 2023 and 2022 and the historical balance sheet data as of June 30, 2023 are derived from Mobix Labs’ unaudited condensed financial statements included elsewhere in this proxy statement/prospectus. In the opinion of Mobix Labs’ management, the unaudited condensed financial statements include all adjustments necessary to state fairly Mobix Labs’ financial position as of June 30, 2023 and its results of operations for the nine months ended June 30, 2023 and 2022.

Mobix Labs’ historical results are not necessarily indicative of the results that may be expected in the future. The information below is only a summary and should be read in conjunction with the sections entitled “Mobix Labs Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Mobix Labs’ financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus.

	Nine Months Ended		Year Ended
	June 30,		September 30,
	2023	2022	2022	2021

	(in thousands, except per share amounts)
Statement of Operations Data:
Total net revenue	$791	$2,854	$3,309	$435
Costs and expenses	31,595	18,992	27,023	22,165
Loss from operations	(30,804)	(16,138)	(23,714)	(21,730)
Total other expenses	1,714	361	426	239
Provision (benefit) for income taxes	18	(187)	(273)	(1,978)
Net loss and comprehensive loss	(32,536)	(16,312)	(23,867)	(19,991)
Net loss per common share, basic and diluted	$(2.34)	$(1.58)	$(2.25)	$(3.23)

	As of	As of	As of
	June 30, 2023	September 30, 2022	September 30, 2021

	(in thousands)
Balance Sheet Data:
Cash	$117	$178	$1,013
Working capital(1)	(18,838)	(19,982)	(12,717)
Total assets	18,730	15,484	18,884
Convertible notes – noncurrent	625	625	—
Total liabilities	21,817	22,603	16,647
Redeemable convertible preferred stock	2,300	2,300	2,300
Total stockholders’ deficit	(5,387)	(9,419)	(63)

(1)Working capital is defined as total current assets less total current liabilities.

SELECTED HISTORICAL FINANCIAL INFORMATION OF CHAVANT

The selected historical statement of operations data of Chavant for the year ended December 31, 2022 and the period from March 19, 2021 (inception) through December 31, 2021 and the historical balance sheet data as of December 31, 2022 and December 31, 2021 are derived from Chavant’s audited financial statements included elsewhere in this proxy statement/prospectus. The selected historical statement of operations data of Chavant for the six months ended June 30, 2023 and 2022 and the historical balance sheet as of June 30, 2023 are derived from Chavant’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

Chavant’s historical results are not necessarily indicative of the results that may be expected in the future. As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Chavant, prior to and without giving pro forma effect to the impact of the Transaction, and as a result, the results reflected in this section may not be indicative of the results of New Mobix Labs going forward. The information below is only a summary and should be read in conjunction with “Chavant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Chavant financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Year Ended December 31, 2022	From March 19, 2021 (inception) through December 31, 2021
	(in thousands, except per share amounts)
Statement of Operations Data:
Loss from operations	$(771)	$(811)	$(1,260)	$(762)
Total other income	$201	$1,450	$484	$1,124
Net (loss) income	$(570)	$639	$(776)	$361
Basic and diluted net income (loss) per ordinary share subject to redemption	$0.19	$0.06	$(0.10)	$0.38
Basic and diluted net (loss) income per non-redeemable ordinary share	$(0.37)	$0.06	$(0.16)	$(0.73)

	As of	As of	As of
	June 30, 2023	December 31, 2022	December 31, 2021

	(in thousands)
Balance Sheet Data:
Cash	$40	$176	$241
Total assets	$9,352	$10,011	$80,676
Total liabilities	$3,337	$2,421	$1,736
Ordinary shares subject to possible redemption	$9,212	$9,735	$80,000
Total shareholder’s deficit	$(3,197)	$(2,145)	$(1,060)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following selected unaudited pro forma condensed combined financial data (the “Selected Pro Forma Information”) gives effect to the Transaction and the EMI Transaction. The Transaction is expected to be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although Chavant will acquire all of the outstanding equity interests of Mobix Labs in the Transaction, Chavant will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Transaction will be reflected as the equivalent of Mobix Labs issuing shares for the net assets of Chavant, followed by a recapitalization whereby no goodwill or other new intangible assets are recorded. The results of operations prior to the Transaction will be those of Mobix Labs. There will be no accounting effects or changes in the carrying amount of the assets and liabilities as a result of the Domestication. Additionally, the EMI Transaction is expected to be accounted for as a business combination, in accordance with GAAP. Pursuant to the EMI Merger Agreement (as defined in “Information About Mobix Labs — Potential Strategic Acquisition of EMI Solutions”), upon the consummation of the transaction contemplated therein, EMI Solutions will become a wholly-owned subsidiary of Mobix Labs (the “EMI Transaction”). Accordingly, the EMI Transaction will include preliminary purchase price accounting adjustments. If the EMI Transaction is consummated prior to the Closing of the Transaction, the aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million to be allocated to certain Mobix Labs equityholders in the Transaction will include shares issued to the EMI Shareholder upon conversion of 964,912 shares of common stock of Mobix Labs to be issued in the EMI Transaction. The selected unaudited pro forma condensed combined balance sheet as of June 30, 2023 gives effect to the Transaction and the EMI Transaction as if they had occurred on June 30, 2023. The selected unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022 gives effect to the Transaction and the EMI Transaction as if they had occurred on January 1, 2022.

The Selected Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Chavant and Mobix Labs for the applicable periods included in this proxy statement/prospectus. The Selected Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what New Mobix Labs financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the Selected Pro Forma Information does not purport to project the future financial position or operating results of New Mobix Labs following the reverse recapitalization.

The selected pro forma combined financial statements have been prepared assuming two alternative levels of redemption into cash of Chavant Ordinary Shares:

●	Scenario 1 — Assuming No Redemptions: This scenario assumes that none of Chavant’s Public Shareholders exercise redemption rights with respect to their Public Shares.
●	Scenario 2 — Assuming Maximum Redemptions: This scenario assumes that all 778,912 Public Shares[1] are redeemed for aggregate redemption payments of approximately $8.8 million (assuming a redemption price of approximately $11.29 per Public Share2), which represents the maximum number of Public Shares that can be redeemed in connection with the Closing. As all of the holders of Chavant’s non-redeemable Ordinary Shares waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.
[1]	Represents 856,042 Public Shares subject to possible redemption as of June 30, 2023, less 77,130 Public Shares redeemed in connection with the Third Extension in July 2023.
[2]

The amount held in our Trust Account was approximately $8,676,157 as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, the implied redemption value is $11.29 per Public Share (without giving effect to any accrued interest after September 30, 2023).

The Selected Pro Forma Information has been prepared on the assumption that, at the Closing, the Mobix Labs security holders will receive an aggregate number of shares of Class A Common Stock or Class B Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares.

The estimated maximum number of shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities is 3,000,000, and this estimate is provided solely for the purpose of registering a maximum amount under the registration statement on Form S-4 of which this proxy statement/ prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable. As of October 31, 2023, Mobix Labs has issued Post-March 26 Financing Securities consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock, which are expected to be exchanged into a total of 2,765,886 shares of Class A Common Stock at the Closing.

The Selected Pro Forma Information also does not take into account shares of Common Stock that are issuable as an additional consideration to Earnout Recipients (as defined in Business Combination Agreement) who are entitled to earn up to 3,500,000 additional shares of Common Stock, upon achievement of the First Level Earnout Target and the Second Level Earnout Target, each as defined in the Business Combination Agreement.

The following table summarizes anticipated pro forma ownership of outstanding Common Stock after giving effect to the Merger under the “no” and “maximum” redemption scenarios, excluding the potential dilutive effect of the Earnout Shares, Make-Whole Shares, Public Warrants and Private Warrants:

			Maximum
	No Redemption		Redemption
	Class A		Class A
	Common		Common
	Stock Shares	%	Stock Shares	%
Stockholders
Mobix Labs equityholders(1)(2)	26,265,886	82.0%	26,265,886	84.0%
Chavant Public Shareholders (redeemable shares)	778,912	2.4%	—	0.0%
Shares held by Sponsor and other Initial Shareholders	2,000,000	6.2%	2,000,000	6.4%
PIPE Investor(3)	3,000,000	9.4%	3,000,000	9.6%
Pro forma weighted average shares outstanding – basic and diluted	32,044,798	100.0%	31,265,886	100.0%
(1)

The pro forma financial information has been prepared based on an assumed issuance of (i) 23,500,000 shares of Class A Common Stock (or Class B Common Stock, as applicable, with the final allocation based on the Per Share Exchange Ratio) to the Mobix Labs equityholders at the Closing and assuming no adjustment to the Aggregate Transaction Consideration for Earnout Shares, which represents the maximum number of shares of Class A Common Stock (or Class B Common Stock, as applicable, with the final allocation based on the Per Share Exchange Ratio) issuable pursuant to the Business Combination Agreement, including the shares of Class A Common Stock underlying the Assumed Options and Assumed RSUs and (ii) 2,765,886 shares to holders of Post-March 26 Financing Securities that have been issued as of October 31, 2023. The Aggregate Transaction Consideration will be increased to include any additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities to be issued after October 31, 2023. The estimated maximum number of additional shares in exchange for all Post-March 26 Financing Securities that may be issued prior to the Closing is 3,000,000, and this estimate is provided solely for the purpose of registering a maximum amount under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable. As of October 31, 2023, Mobix Labs has issued Post-March 26 Financing Securities consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock, which are expected to be exchanged into a total of 2,765,886 shares of Class A Common Stock at the Closing. The Aggregate Transaction Consideration payable to Mobix Labs equityholders will be an aggregate number of shares of Class A Common Stock or Class B Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares. Accordingly, the actual number of shares to be issued to the Mobix Labs equityholders will be calculated as of the Closing Date and will be different than the assumed number of such shares presented for purposes of this section based on the assumed Per Share Exchange Ratio. In addition, the actual Per Share Exchange Ratio may be different to the extent of any change in the fully diluted number of shares of Mobix Labs immediately prior to the Effective Time of the Merger, such as due to the issuance of any shares of Mobix Labs Common Stock that are not Post- March 26 Financing Securities prior to the Effective Time.

(2)

The pro forma financial information has been prepared based on the issuance of 645,044 shares of Mobix Labs Common Stock pursuant to subscription agreements entered into by Mobix Labs from July 1, 2023 through October 31, 2023 (pro forma tickmark adjustment I), the exercise of such Mobix Labs Warrants and the conversion of the Mobix Labs convertible notes, with such holders receiving a portion of the Aggregate Transaction Consideration issued to Mobix Labs equityholders based on the Per Share Exchange Ratio.

(3)	The potentially dilutive effect of the issuance of additional Make-Whole Shares to the PIPE Investor where the share price falls below $10.00 per share has been excluded from this analysis.
	Pro Forma Combined
	(Assuming	(Assuming
	No	Maximum
	Redemptions)	Redemptions)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data
(in thousands, except per share data)
Six Months Ended June 30, 2023
Total net revenue	$2,081	$2,081
Net loss and comprehensive loss available to common stockholders	$(22,752)	$(22,752)
Pro forma net loss per common share - basic and diluted	$(0.71)	$(0.73)
Pro forma weighted average common shares outstanding – basic and diluted	32,044,798	31,265,886
Year Ended December 31, 2022
Total net revenue	$5,645	$5,645
Net loss and comprehensive loss available to common stockholders	$(34,835)	$(34,835)
Pro forma net loss per common share – basic and diluted	$(1. 09)	$(1.11)
Pro forma weighted average common shares outstanding – basic and diluted	32,044,798	31,265,886
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2023
Total assets	$47,728	$38,935
Working capital(1)	$9,057	$264
Total liabilities	$53,348	$53,348
Total stockholders’ deficit	$(5,620)	$(14,413)

(1)	Working capital is defined as current assets less current liabilities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Chavant’s, Chavant’s management team’s, Mobix Labs’ and Mobix Labs’ management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

●	the anticipated benefits of the Transaction;
●	the ability of Chavant and Mobix Labs to complete the Transaction;
●	the anticipated costs associated with the Transaction;
●	New Mobix Labs’ financial and business performance following the Transaction, including financial projections;
●	changes in Mobix Labs’ strategy, future operations, financial position, estimated revenues and losses, forecasts, projected costs, prospects and plans;
●	the implementation, market acceptance and success of Mobix Labs’ products and technology in the wireless and connectivity markets and in potential new categories for perception;
●	demand for Mobix Labs’ products and the drivers of that demand;
●	Mobix Labs’ opportunities and strategies for growth;
●	Mobix Labs’ estimated total addressable market and other industry projections, including with respect to additional potential new categories for perception, and Mobix Labs’ projected market share;
●	competition in Mobix Labs’ industry, the advantages of Mobix Labs’ products and technology over competing products and technology existing in the market, and competitive factors including with respect to technological capabilities, cost and scalability;
●	Mobix Labs’ ability to scale in a cost-effective manner and maintain and expand its manufacturing and supply chain relationships;
●	Mobix Labs’ expectation that it will incur substantial expenses and continuing losses for the foreseeable future;
●	Mobix Labs’ reliance on a limited number of customers and efforts to diversify its customer base;
●	the impact of health epidemics, including the COVID-19 pandemic, on Mobix Labs’ business and industry and the actions Mobix Labs may take in response thereto;
●	Mobix Labs’ expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
●	Mobix Labs’ ability to attract and retain talent and the effectiveness of its compensation strategies and leadership;

●	general economic and socio-political conditions and their impact on demand for the Mobix Labs technology and supply chain for Mobix Labs;
●	future capital requirements and sources and uses of cash;
●	the outcome of any known and unknown litigation and regulatory proceedings; and
●	the U.S. federal income tax impact of the Transaction.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the views of Chavant or Mobix Labs as of any subsequent date, and Chavant and Mobix Labs prior to the Transaction, and New Mobix Labs following the Transaction, undertake no obligations to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of Chavant and Mobix Labs prior to the Transaction, and of New Mobix Labs following the Transaction, may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Chavant’s securities;
●	the risk that the Transaction may not be completed by Chavant’s deadline for the Transaction and the potential failure to obtain an extension of the deadline for the Transaction if sought by Chavant;
●	the failure to satisfy the conditions to the consummation of the Transaction, including the adoption of the Business Combination Agreement by Chavant’s shareholders and the satisfaction of the minimum cash amount following redemptions by Chavant’s Public Shareholders;
●	the lack of a third party valuation in determining whether or not to pursue the Transaction;
●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;
●	the effect of the announcement or pendency of the Transaction on Mobix Labs’ business relationships, performance, and business generally;
●	risks that the Transaction disrupts current plans of Mobix Labs and potential difficulties in Mobix Labs’ employee retention as a result of the Transaction;
●	the outcome of any legal proceedings that may be instituted against Mobix Labs or against Chavant related to the Business Combination Agreement or the Transaction;
●	failure to realize the anticipated benefits of the Transaction;
●	the inability to meet and maintain the listing of Chavant’s securities (or the securities of the post-combination company) on Nasdaq;
●	the risk that the price of Chavant’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Mobix Labs plans to operate, variations in performance across competitors, changes in laws, regulations, technologies including transition to 5G, global supply chain, U.S./China trade or national security tensions, and macro-economic and social environments affecting Mobix Labs’ business and changes in the combined capital structure;
●	the inability to implement business plans, forecasts, and other expectations after the completion of the Transaction, and identify and realize additional opportunities;
●	the risk that Mobix Labs is unable to successfully commercialize its semiconductor products and solutions, or experience significant delays in doing so;
●	the risk that Mobix Labs may never achieve or sustain profitability;
●	the risk that Mobix Labs will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;
●	the risk that New Mobix Labs experiences difficulties in managing its growth and expanding operations;
●	the risks relating to long sales cycles, concentration of customers, consolidation and vertical integration of customers, and dependence on manufacturers and channel partners;
●	the risk that Mobix Labs may not be able to consummate planned strategic acquisitions, or fully realize anticipated benefits from past or future acquisitions or investments;
●	the risk that Mobix Labs’ patent applications may not be approved or may take longer than expected, and Mobix Labs may incur substantial costs in enforcing and protecting its intellectual property;
●	inability to complete the PIPE Private Placement in connection with the Transaction; and
●	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Chavant’s Annual Report on Form 10-K for the year ended December, 31, 2022, which was filed with the SEC on March 31, 2023, Chavant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, which was filed with the SEC on August 18, 2023, and Chavant’s Quarterly Reports on Form 10-Q for the subsequent quarterly periods, as such factors may be updated from time to time in Chavant’s filings with the SEC, and this proxy statement/prospectus. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. The following risk factors apply to the business and operations of Mobix Labs and will also apply to the business and operations of New Mobix Labs following the completion of the Transaction. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Transaction, and may have an adverse effect on the business, cash flows, financial condition and results of operations of the post-combination company. You should also carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Chavant or Mobix Labs may face additional risks and uncertainties that are not presently known to Chavant or Mobix Labs, or that Chavant or Mobix Labs currently deems immaterial, which may also impair Chavant’s or Mobix Labs’ business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to Mobix Labs’ Business and Industry

Mobix Labs is an early-stage company, and its limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter.

Mobix Labs has been focused on developing semiconductor products since its inception in 2020 and expanded its operations to sales of connectivity products in 2021. This limited operating history makes it difficult to evaluate Mobix Labs’ future prospects and the risks and challenges it may encounter. Risks and challenges Mobix Labs has faced or expects to face include, but are not limited to, its ability to:

●	develop and commercialize its semiconductor products;
●	design and deliver semiconductor products of acceptable performance;
●	increase sales revenue of its connectivity products;
●	forecast its revenue and budget for and manage its expenses;
●	execute its growth strategies including through mergers and acquisitions;
●	raise additional capital on acceptable terms to execute its business plan;
●	continue as a going concern;
●	attract new customers, retain existing customers and expand existing commercial relationships;
●	compete successfully in the highly competitive industries in which it operates;
●	plan for and manage capital expenditures for its current and future products, and manage its supply chain and supplier relationships related to its current and future products;
●	comply with existing and new or modified laws and regulations applicable to its business in and outside the United States, including compliance requirements of U.S. customs and export regulations;
●	anticipate and respond to macroeconomic changes and changes in the markets in which it operates;
●	maintain and enhance the value of its reputation and brand;

●	effectively manage its growth and business operations, including any continuing impacts of the COVID-19 pandemic on its business;
●	develop and protect intellectual property;
●	maintain and enhance the security of its IT system;
●	hire, integrate and retain talented people at all levels of its organization;
●	successfully defend itself in any legal proceeding that may arise and enforce its rights in any legal proceedings it may initiate; and
●	manage and mitigate the adverse effects on its business of any public health emergencies, natural disasters, widespread travel disruptions, security risks including IT security, data privacy, cyber risks, international conflicts, geopolitical tension and other events beyond its control.

If Mobix Labs fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risks Related to Mobix Labs’ Business and Industry” section, its business, financial condition and results of operations could be adversely affected. Further, because Mobix Labs has limited historical financial data and operates in a rapidly evolving and highly competitive market, any predictions about its future revenue and expenses may not be as accurate as they would be if Mobix Labs had a longer operating history or operated in a more predictable market. Mobix Labs has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Mobix Labs’ assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

We cannot predict whether Mobix Labs will succeed in generating revenue growth or whether it will ever achieve profitability. Mobix Labs’ forecasts and projections that were initially presented to Chavant’s board of directors were based upon assumptions, analyses and internal estimates developed by its management that were intended to reflect Mobix Labs’ management’s views as of the time they were prepared and presented. However, the assumptions underlying these forecasts have not proven to be correct, and Mobix Labs’ actual operating results have been, and Mobix Labs’ management expects that they will continue to be, significantly less favorable than those forecasted or projected.

We cannot predict whether Mobix Labs will succeed in generating revenue growth or whether it will ever achieve profitability. In connection with its initial approval of the Transaction in November 2022, Chavant’s board of directors considered forecasts and projections for Mobix Labs, and these forecasts and projections were subject to significant uncertainty and were based on assumptions, analyses and estimates developed by its management, with reference to industry publications and reports or other publicly available information. These included assumptions, analyses and estimates about, among others, the commercialization timeline of its semiconductor products, the expected size and growth rate of the markets which it seeks to serve, the speed and scope of the commercial adoption of 5G technology, market demand, the cost of operating its business, and the timeline and potential benefits of completing the Transaction and the potential acquisition of EMI Solutions, all of which have been, and continue to be, subject to a wide variety of business, regulatory and competitive risks and uncertainties, many of which are beyond Mobix Labs’ control. Certain of these assumptions, analyses and estimates have already proven incorrect. Moreover, such forecasts and projections have been largely superseded by the actual results of Mobix Labs for the nine months ended June 30, 2023, which were materially lower than the prospective results in such forecasts and projections.

In particular, in preparing these forecasts and projections, Mobix Labs’ management assumed an earlier date for the completion of the Transaction than what is currently expected and, accordingly, an earlier date for the receipt of funds to invest in the development of its products and its operations and to obtain finished goods to satisfy existing and outstanding customer orders. Mobix Labs’ forecasts and projections also assumed that the acquisition of EMI Solutions would be closed in the fourth quarter of the calendar year 2022. As discussed in the section entitled, “Information About Mobix Labs — Potential Strategic Acquisition of EMI Solutions,” the acquisition of EMI Solutions has not yet closed and may not be completed. While Mobix Labs expects the acquisition of EMI Solutions to close in the fourth quarter of calendar year 2023, there can be no assurance that this timeline will be met. In addition, Mobix Labs’ revenue has been, and will continue to be, adversely impacted by Mobix

Labs’ inability to obtain sufficient finished goods to fill customer orders for its connectivity products and to maintain or increase its profit margins for its connectivity products due to manufacturing limitations, replacement costs and its capital constraints. Accordingly, Mobix Labs’ actual operating results have been, and Mobix Labs’ management expects that they will continue to be, significantly less favorable than those forecasted or projected, and Chavant’s board of directors determined that such forecasts and projections were no longer reliable for, and therefore should not be considered in, its continued evaluation of the Transaction. See “Proposal No. 1 — The Transaction Proposal — The Transaction — Chavant’s Board of Directors’ Reasons for the Approval of the Transaction — Additional Considerations.”

Mobix Labs has incurred losses in the operation of its business and anticipates that its expenses, including those related to research and development activities for the development of semiconductor products, will increase and that it will continue to incur losses in the near future. Mobix Labs may never achieve or sustain profitability.

Since inception, Mobix Labs has incurred operating losses and negative cash flows, primarily as a result of its ongoing investment in product development. For the nine months ended June 30, 2023 and 2022, Mobix Labs incurred net losses of $32.5 million and $16.3 million, respectively, and as of June 30, 2023, Mobix Labs had an accumulated deficit of $76.7 million. For the fiscal years ended September 30, 2022 and 2021, Mobix Labs incurred net losses of $23.9 million and $20.0 million, respectively, and as of September 30, 2022, Mobix Labs had an accumulated deficit of $44.1 million. Since June 30, 2023, Mobix Labs has continued to incur net losses, and Mobix Labs expects it will continue or increase expenses related to research and development activities and continue to incur operating losses and negative cash flows from operations for the foreseeable future.

Mobix Labs may never achieve profitability or generate sufficient revenues to sustain itself. Even if Mobix Labs introduces its semiconductor products to market, increases its connectivity revenue and executes its acquisition strategy, it may continue to incur substantial losses for reasons, including lack of demand for its products, increasing competition, challenging macroeconomic conditions, regulatory changes and other risks discussed herein.

There is substantial doubt concerning Mobix Labs’ ability to continue as a going concern.

As described in the preceding risk factor, Mobix Labs expects that it will continue to incur operating losses and negative cash flows from operations for the foreseeable future and will need to raise additional debt or equity financing to fund its operations. Mobix Labs believes that there is a substantial doubt concerning its ability to continue as a going concern. In addition, Mobix Labs’ independent registered public accounting firm included an explanatory paragraph in its report on Mobix Labs’ financial statements included elsewhere in this proxy statement/prospectus as to the substantial doubt concerning Mobix Labs’ ability to continue as a going concern.

As of the date of the issuance of Mobix Labs’ financial statements included elsewhere in this proxy statement/prospectus, Mobix Labs does not have sufficient funds to meet its operating needs and satisfy its obligations beyond November 2023. Mobix Labs is in discussions with multiple financing sources to attempt to secure financing by the end of November 2023. There are no assurances that Mobix Labs will be able to obtain financing on acceptable terms, or at all, to provide the necessary interim funding to continue its operations and satisfy its obligations. Without such additional funding, Mobix Labs will not be able to continue operations. In addition, to the extent Mobix Labs is able to obtain such additional funding, such additional funding may result in the issuance of Post-March 26 Financing Securities, which will result in incremental dilution to Chavant’s shareholders.

Mobix Labs is pursuing the consummation of the Transaction with Chavant under the Business Combination Agreement. In connection with the Transaction, Mobix Labs will seek to raise approximately $30.0 million of gross proceeds, prior to transaction costs, under the PIPE Private Placement. There is no certainty that Mobix Labs will be able to complete the Transaction or the PIPE Private Placement on a timely basis, or at all.

Although management continues to pursue obtaining additional financing and consummating the Transaction and related PIPE Private Placement, there can be no assurance that such financing will be obtained or that the transactions will be successfully completed. If such efforts are not completed, or if such transactions are successfully completed but do not provide adequate financing, Mobix Labs may be required to reduce operating expenditures which could adversely affect its business prospects or Mobix Labs may be unable to continue operations.

Any such events would have a material adverse effect on Mobix Labs’ financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

Mobix Labs may be unable to meet its future capital requirements, including capital required for continued investments to reach first production and revenue from its wireless solutions for mmWave 5G and C-band applications, which could limit its ability to grow and jeopardize its ability to continue its business operations.

In addition to its immediate liquidity needs described above, Mobix Labs operates in a capital-intensive industry, which requires significant cash to fund its operations on an ongoing basis, including research and development. Mobix Labs expects its capital expenditures to continue to be significant for the foreseeable future as it continues to develop and grow its business and commercialize its semiconductor products. While the Company is currently generating revenue from its connectivity products, Mobix Labs’ cash liquidity needs to commercially launch its semiconductor products and solutions and its cash liquidity needs after the launch of such semiconductor products will depend on the extent to which Mobix Labs’ actual costs vary from Mobix Labs’ estimates and Mobix Labs’ ability to control these costs and raise additional funds. Mobix Labs’ semiconductor products may never achieve commercial success and may not compete effectively with its competitors’ products. Any challenges in supplier re-engagements, delays in ramping capacity or labor or for sales and service engagements, rising prices of materials, or ongoing global supply chain disruptions may also increase the need for additional capital to launch Mobix Labs’ semiconductor products on time or may delay the launch of those products. Apart from such semiconductor solutions for mmWave 5G and C-band applications, additional capital may be required to fund Mobix Labs’ acquisition strategy, operations, research, development and design efforts for Mobix Labs’ prospective products, such as semiconductor products for 6G and other next generation communication standards. In the future, the particular funding mechanisms, terms, timing and amounts are dependent on Mobix Labs’ assessment of opportunities available in the marketplace and the circumstances of the business at the relevant time.

Mobix Labs may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from financial institutions or governmental organizations. Mobix Labs cannot be certain that additional funds will be available on favorable terms when required, or at all, and any such financing may dilute Mobix Labs’ stockholder value. If Mobix Labs is unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, its financial condition, results of operations, business and prospects could be materially and adversely affected.

Mobix Labs will need to raise additional capital in the future in order to execute its business plan, which may not be available on terms acceptable to Mobix Labs, or at all. Any fund-raising that involves the sale and issuance of equity securities can substantially dilute existing stockholders.

In the future, Mobix Labs will require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances, and it may determine to engage in equity or debt financings or enter into credit facilities for other reasons. In order to further business relationships with current or potential customers or partners, Mobix Labs may issue equity or equity-linked securities to such current or potential customers or partners. Mobix Labs may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If Mobix Labs raises additional funds through the issuance of equity or convertible debt or other equity-linked securities or if it issues equity or equity-linked securities to current or potential customers to further business relationships, its existing stockholders could experience significant dilution. In addition, if Mobix Labs raises any such funds through the issuance of Post-March 26 Financing Securities, such issuance will also result in incremental dilution to Chavant’s shareholders, and that dilution could be significant. Any debt financing obtained by Mobix Labs in the future may involve restrictive covenants limiting its capital raising activities and other financial and operational matters, which may make it more difficult for Mobix Labs to obtain additional capital and to pursue business opportunities, including potential acquisitions. If Mobix Labs is unable to obtain adequate financing or financing on terms satisfactory to Mobix Labs, when Mobix Labs requires it, Mobix Labs’ ability to continue to grow or support its business and to respond to business challenges could be significantly limited.

Mobix Labs relies in part on its customers to design its semiconductor products. The nature of the design process requires Mobix Labs to incur expenses upfront, before customers commit to use its products and before Mobix Labs recognizes revenue from those expenses, which may adversely affect its financial results.

One of Mobix Labs’ primary focuses in commercializing its semiconductor products is on winning competitive bid selection processes, known as “design wins,” to develop components and solutions for use in its customers’ products. Mobix Labs devotes significant time and resources to working with its customers’ system designers to understand their future needs and to provide products that Mobix Labs believes will meet those needs, and these bid selection processes can be lengthy. If a customer’s system designer initially chooses a competitor’s product, it becomes significantly more difficult for Mobix Labs to sell its products for use in that system because changing suppliers can involve significant cost, time, effort and risk for Mobix Labs’ customers. Thus, Mobix Labs’ failure to win a competitive bid can result in its foregoing revenues from a given customer’s product line for the life of that product. In addition, design opportunities may be infrequent or delayed. Mobix Labs’ ability to compete in the future will depend, in large part, on its ability to design products to ensure compliance with its potential customers’ specifications. Mobix Labs expects to invest significant time and resources and to incur significant expenses to design its products to ensure compliance with relevant specifications.

Mobix Labs often incurs significant expenditures in the development of a new product without any assurance that its customers’ system designers will select its product for use in their applications. Mobix Labs often is required to anticipate which product designs will generate demand in advance of its customers expressly indicating a need for that particular design. Even if Mobix Labs’ customers’ system designers select its products, a substantial period of time will elapse before Mobix Labs generates revenues related to the significant expenses it has incurred.

The reasons for this delay generally include the following elements of Mobix Labs’ product sales and development cycle timeline and related influences:

●	Mobix Labs’ customers usually require a comprehensive technical evaluation of its products before they incorporate them into their designs;
●	it can take from six to eighteen months from the time Mobix Labs’ products are selected to commence commercial shipments; and
●	Mobix Labs’ customers may experience changed market conditions or product development issues.

The resources devoted to product development and sales and marketing may not generate material revenue for Mobix Labs, and from time to time, Mobix Labs may need to write off excess and obsolete inventory if it has produced products in anticipation of expected demand. Mobix Labs may spend resources on the development of products that its customers may not adopt. If Mobix Labs incurs significant expenses and investments in inventory that it is not able to recover, and it is not able to compensate for those expenses, Mobix Labs’ operating results will be adversely affected. In addition, if Mobix Labs sells its products at reduced prices in anticipation of cost reductions but still holds higher cost products in inventory, its operating results would be harmed.

Additionally, even if system designers use Mobix Labs’ products in their systems, Mobix Labs’ systems may not be commercially successful, and Mobix Labs may not receive significant revenue from the sales of its products for those systems. As a result, Mobix Labs may be unable to accurately forecast the volume and timing of its orders and revenues associated with any new product introductions, which could lead to volatility or material decreases in its revenues and materially adversely affect its results of operations and financial condition.

Mobix Labs’ semiconductor products are in development with several target customers, and it does not expect to commence sale of these products until the second half of calendar year 2024, subject to its ability to raise additional capital. If Mobix Labs’ target customers are unable to successfully develop and commercialize their wireless products and solutions, or experience significant delays in doing so, the commercialization of Mobix Labs’ semiconductor products may be delayed and Mobix Labs’ business, financial condition and results of operations will be materially adversely affected.

Mobix Labs’ growth depends on successfully developing and commercializing its semiconductor products and solutions. Mobix Labs’ semiconductor products and solutions are currently being developed and tested with several target customers, but it has not yet sold any semiconductor products. Although Mobix Labs expects to commence sale of its semiconductor products in the second half of calendar year 2024, this target is subject to Mobix Labs’ ability to raise additional capital, including through the completion of the Transaction. See “—Mobix Labs may be unable to meet its future capital requirements, including capital required for continued investments to reach first production and revenue from its wireless solutions for mmWave 5G and C-band applications, which could limit its ability to grow and jeopardize its ability to continue its business operations.”

There is no contractual commitment on the part of any target customer to select Mobix Labs’ semiconductor products and solutions or when it will start to do so. As the commercialization of Mobix Labs’ semiconductor products depends greatly on its target customers’ incorporation of Mobix Labs’ semiconductor products and the target customers’ successful development and commercialization of their wireless products, if Mobix Labs’ target customers delay or cancel their development programs or eventually do not select Mobix Labs’ products and solutions, Mobix Labs may not be able to commercialize its products in the timeframe it currently expects.

If products incorporating Mobix Labs’ wireless technology are launched commercially but do not achieve widespread market acceptance, Mobix Labs will not be able to generate the revenue necessary to support its business.

The following factors, among others, may affect the level of market acceptance of Mobix Labs’ semiconductor products:

●	the price of wireless products incorporating Mobix Labs’ technology relative to other products or competing technologies;
●	industry or user perceptions of the convenience, safety, efficiency and benefits of Mobix Labs’ technology;
●	the effectiveness of sales and marketing efforts of Mobix Labs’ independent sales representative organizations and distributors, which the Company also refers to as its channel partners;
●	the support and rate of acceptance of Mobix Labs’ technology and solutions with Mobix Labs’ channel partners;
●	press and blog coverage, social media coverage and other publicity factors that are not within Mobix Labs’ control; and
●	regulatory developments.

If Mobix Labs is unable to achieve or maintain market acceptance of its technology, and if its products do not win widespread market acceptance, Mobix Labs’ business will be significantly harmed.

Some of Mobix Labs’ customers require its semiconductor products to undergo a lengthy and expensive qualification process, which does not assure product sales. If Mobix Labs is unsuccessful or delayed in qualifying these products with a customer, its business and operating results would suffer.

Prior to purchasing Mobix Labs’ products, some of its customers, including almost all of the target customers of Mobix Labs’ semiconductor products, require that Mobix Labs’ products and solutions undergo extensive qualification processes, which involve testing of the products and solutions in the customers’ systems, as well as testing for reliability. This qualification process can take several months, and qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in Mobix Labs’ third-party contractors’ manufacturing process or its selection of a new supplier may require a new qualification process with the customers, which may result in delays or in its holding excess or obsolete inventory. After Mobix Labs’ products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate Mobix Labs’ products. Despite these uncertainties, Mobix Labs devotes substantial resources, including design, engineering, sales, marketing and management efforts, to qualify its products with customers in anticipation of sales. If Mobix Labs is unsuccessful or delayed in qualifying these products with a customer, sales of the products to the customer may be precluded or delayed, which may impede Mobix Labs’ growth and cause its business to suffer.

Markets for Mobix Labs’ 5G products are still developing and may not develop at the speed and scale as expected.

The markets for Mobix Labs’ products designed for the 5G network are relatively new and still developing, which makes Mobix Labs’ business and future prospects difficult to evaluate, and thus the estimates and forecasts of total addressable market (“TAM”) and serviceable addressable market (“SAM”) included in this proxy statement/prospectus are subject to significant uncertainty. Mobix Labs and its customers are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. Many of the wireless and wired applications Mobix Labs and its customers are working towards commercializing require complex technology and are subject to uncertainties with respect to, among other things, the heavy capital investment required to commercialize those applications, the competitive landscape, the rate of consumer acceptance and the impact of current or future regulations. Regulatory, safety or reliability developments, many of which are outside of Mobix Labs and its customers’ control, could also cause delays or otherwise impair commercial adoption of new technologies and solutions, which may adversely affect Mobix Labs’ growth.

This proxy statement/prospectus contains estimates and forecasts concerning the markets of wireless and wired applications Mobix Labs believes its products and solutions can serve, including estimates of the TAM and SAM of these markets, that are based on industry publications and reports or other publicly available information as well as Mobix Labs management’s estimates and expectations. These estimates and forecasts involve a number of assumptions and limitations and are subject to significant uncertainty, and you are cautioned not to give them undue weight. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but those sources may not be accurate and complete. Mobix Labs’ estimates and forecasts are based on a variety of assumptions, including assumptions regarding market acceptance of its and its customers’ products and solutions and the manner in which the 5G technology and the new and rapidly evolving markets will develop. While Mobix believes its assumptions and the data underlying its estimates and forecasts are reasonable, these assumptions and estimates may not be correct, and the conditions supporting its assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, its estimates and forecasts may prove to be incorrect. If third-party or internally generated data prove to be inaccurate or Mobix Labs makes errors in its assumptions based on that data, the TAM and SAM for its products and solutions may be smaller than it has estimated, its future growth opportunities and sales growth may be smaller than it estimates, and its future business, results of operations and financial condition may be adversely affected.

In addition, Mobix Labs’ semiconductor products have not been commercialized. It is difficult to predict customer acceptance and demand for Mobix Labs’ semiconductor products and solutions, customer retention and expansion rates, the entry of competitive products or the success of existing competitive products. As Mobix Labs develops its semiconductor products, it faces the risk that potential customers may not value or be willing to bear the cost of incorporating its products into their product offerings, particularly if they believe their customers are satisfied with prior offerings. Even if they believe Mobix Labs’ products contain improved features or allow superior performance, potential customers may be unwilling to adopt Mobix Labs’ products due to design or pricing constraints. Because of the extensive time and resources that Mobix Labs is investing in developing its semiconductor products, if it is unable to sell its semiconductor products and new generations of such products, Mobix Labs may continue to incur losses, and its business, financial condition, results of operations and growth prospects would be negatively affected.

If Mobix Labs is unable to manage and expand its growth or execute its growth strategies effectively, its business and prospects may be materially and adversely affected.

Mobix Labs may not be able to scale its business quickly enough to meet customer and market demand, which could result in lower profitability or cause it to fail to execute on its business strategies. In order to grow its business, Mobix Labs will need to continue to evolve and scale its business and operations to meet customer and market demand. Evolving and scaling its business and operations places increased demands on Mobix Labs’ management as well as its financial and operational resources to:

●	attract new customers and grow its customer base;
●	sell additional products and services to its existing customers, and reduce customer churn;
●	invest in its technology and product offerings;
●	effectively manage organizational change;
●	accelerate and/or refocus research and development activities;
●	increase sales and marketing efforts;
●	broaden customer support and services capabilities;
●	maintain or increase operational efficiencies;
●	implement appropriate operational and financial systems; and
●	maintain effective financial disclosure, controls and procedures.

If Mobix Labs cannot evolve and scale its business and operations effectively, it may not be able to execute its business strategies in a cost-effective manner, and its business, financial condition, profitability and results of operations could be adversely affected.

The markets for Mobix Labs’ semiconductor products and solutions are highly competitive, and some market participants have substantially greater resources. Mobix Labs competes against both established competitors and new market entrants with respect to, among other things, cost, technology and engineering resources.

The markets for semiconductor products and solutions are highly competitive. Large companies such as Qualcomm Inc., NXP Semiconductors, N.V., Qorvo, Inc., Skyworks Solutions, Inc., and Analog Devices Inc. have all offered products to address the radio frequency and mixed-signal portion of the 5G radios for connected devices. There are also a number of smaller companies looking to capitalize on the 5G market as well. These include companies such as Anokiwave, Otava Inc., Movandi Corporation and Mixcomm, which was acquired by Sivers Semiconductors. Mobix Labs’ future success in commercializing its semiconductor products and solutions will depend on whether it can deliver the technology, products and solutions solving its target customers’ engineering challenges and continue to develop semiconductor products and solutions in a timely manner and whether it can stay ahead of existing and new competitors. Mobix Labs’ competitors are numerous, and they compete with Mobix Labs directly by offering semiconductor products and solutions and indirectly by attempting to solve some of the same challenges with different technologies. Some of Mobix Labs’ existing competitors and potential new competitors have longer operating histories, greater name recognition, more established customer bases and significantly greater financial, technical, research and development, marketing and other resources than Mobix Labs does. As a result, Mobix Labs’ competitors may be able to respond more quickly and effectively than Mobix Labs can to new or changing opportunities, technologies, standards or customer requirements. In some cases, Mobix Labs’ competitors may be better positioned to initiate or withstand substantial price competition, and Mobix Labs may have to reduce its pricing to retain existing business or obtain new business. If Mobix Labs is not able to maintain favorable pricing for its products and solutions, its profit margin and profitability could suffer. In addition, if a prospective customer is currently using a competing solution, the customer may be unwilling to switch to Mobix Labs’ solution without incentives. Certain existing and new competitors may be better positioned to acquire competitive solutions, effectively negotiate other strategic relationships and take advantage of acquisition or other similar expansion opportunities. Competitors may also establish relationships or form alliances that could be detrimental to Mobix Labs’ competitive position.

Increased competition may result in pricing pressure and reduced margins and may impede Mobix Labs’ ability to increase the sales of its products or cause it to lose market share, any of which will adversely affect its business, results of operations and financial condition. Any failure to maintain existing relationships with target customer and channel partners, or otherwise to successfully compete, would also have a material adverse effect on its business, financial condition and results of operations

Mobix Labs has historically generated a substantial portion of its revenues from one connectivity customer and expects that it will generate revenue from a limited number of customers in the near future; and the loss of any key customer could have a material adverse effect on its business.

Mobix Labs has generated a substantial portion of its revenues from the sale of its connectivity products to a global provider of video and phone solutions, as described in “Information About Mobix Labs — Customer Concentration.” This customer purchases connectivity products from Mobix Labs on a purchase order basis, and Mobix Labs does not have a long-term contract or commitment from this customer. The loss of this customer would have a material adverse impact on Mobix Labs’ results of operations and financial condition.

Mobix Labs is actively pursuing opportunities to integrate its semiconductor products and solutions into original equipment manufacturers’ (“OEM”) and original design manufacturers’ (“ODM”) development programs and wireless solutions. If Mobix Labs wins a competitive bid for a wireless application that has a wide market adoption, including for example, in the communication infrastructure area, that may allow Mobix Labs to generate significant revenue from a given customer’s product line for the life of that product. However, it usually requires a long sales cycle to engage a wireless customer and the engagement process is full of uncertainties. Mobix Labs expects to have a limited number of customers that are primarily OEMs and ODMs after its semiconductor products and solutions are commercialized, and the loss of any of these customers would have material adverse impact on Mobix Labs’ results of operations and financial condition.

Mobix Labs’ plan to add incremental revenues and diversify its connectivity customer base through the acquisition of EMI Solutions may not be successful, and the acquisition agreement is subject to significant conditions that could lead to its termination.

As described in “Information About Mobix Labs — Potential Strategic Acquisition of EMI Solutions,” Mobix Labs has entered into an agreement to acquire EMI Solutions, which has existing customers and would enable Mobix Labs to add additional revenue from the connectivity products that EMI Solutions offers to its customers.

Mobix Labs has not yet completed its acquisition of EMI Solutions, and while Mobix Labs expects the acquisition of EMI Solutions to close in the fourth quarter of calendar year 2023, there can be no assurance that this timeline will be met. Pursuant to the EMI Merger Agreement, the consummation of the EMI Solutions transaction will be subject to conditions including, among others, (i) the approval of the EMI Solutions transaction by the shareholder parties of EMI Solutions, and (ii) the approval of the EMI Solutions transaction by Chavant. As Mobix Labs has not completed its acquisition of EMI Solutions, it could encounter risks, potential liabilities or other factors that cause Mobix Labs to determine not to proceed with the acquisition or that cause Chavant not to give its approval.

If any of these conditions is not met, and those conditions are not waived by the applicable party, the EMI Merger Agreement would be terminated. The termination date under the EMI Merger Agreement is March 31, 2023. However, the parties are in negotiations to extend the termination date under the EMI Merger Agreement from March 31, 2023 to January 31, 2024. Mobix Labs will be required to obtain the consent of Chavant for any extension of the termination date or other amendment to the EMI Merger Agreement.

If Mobix Labs is unable to consummate the EMI Solutions transaction, it would be unable to benefit from the revenues that EMI Solutions product sales could provide, which could adversely affect Mobix Labs’ results of operations, financial condition, growth and its strategy of seeking to diversify its customer base.

Mobix Labs’ efforts to increase sales and diversify its customer base may not be successful or may take longer to take effect than anticipated.

As described in the preceding risk factor, substantially all of Mobix Labs’ total revenues have been generated from sales to one connectivity customer. Mobix Labs’ growth depends, in part, on its ability to diversify its customer base by increasing sales to customers that engage in the distribution and supply of connectivity or wireless products and solutions and effectively compete for the business of these customers. Mobix Labs will need to develop new products and enhancements to existing products and expand its direct and indirect sales, marketing, and customer service capabilities, which will result in increases in operating costs. If Mobix Labs cannot offset these increases in costs with an increase in its revenues, its operating results will be adversely affected. Mobix Labs may not be successful in increasing its sales, and any failure by Mobix Labs to diversify its customer base and to increase sales would adversely affect its growth.

Mobix Labs’ connectivity products and solutions are subject to intense competition, primarily from Chinese manufacturers. If customer preferences change to demand more lower-priced and commodity type products or if U.S. tariffs on the Chinese imports fall, Mobix Labs’ competitive advantage will be reduced.

The markets for Mobix Labs’ connectivity products and solutions are competitive and fragmented, and are subject to changing technology and shifting customer needs. A number of vendors produce and market products and services that compete to varying extents with Mobix Labs’ offerings, and Mobix Labs expects this competition to continue to intensify. The rapid rates of technological change affecting Mobix Labs’ connectivity market could increase the chances that it will face competition from new products or services designed by companies that it does not currently compete with. Moreover, Mobix Labs faces competition from its own customers as they may choose to invest in developing their own internal solutions.

The majority of active optical cables (“AOC”) suppliers today are based in China. Mobix Labs believes that many U.S.-based customers have concerns with respect to the overall quality of products produced by these suppliers and that it has benefited in its pricing due to global economic tensions and tariffs. Accordingly, Mobix Labs believes that it has enjoyed certain advantages from being a U.S.-based fabless company with manufacturing relationships in regions outside China, such as Taiwan, and with a focus on performance, quality and customization while maintaining competitive pricing in the AOC market. However, if market perception and customer preferences change, Chinese manufacturers and suppliers may be able to gain competitive advantage over Mobix Labs in offering lower-priced connectivity products. In addition, although Mobix Labs has manufacturing relationships outside China, it still depends on a contractor based in China to source most of the raw materials for its connectivity products, and Mobix Labs’ customers could view Mobix Labs as dependent on Chinese suppliers, which could erode Mobix Labs’ perceived competitive advantage with respect to Chinese competitors. If any of these events occurs, Mobix Labs may lose market share, and its business, financial condition and results of operations may be adversely affected.

Average selling prices of Mobix Labs’ products are generally expected to decrease over time, which could negatively impact its revenue and gross margins.

Average selling prices of wireless and connectivity products in the markets Mobix Labs serves have historically decreased over time, and Mobix Labs expects such declines to affect its products over time. Accordingly, if competition increases in its target markets, Mobix Labs may need to reduce the average unit price of its products in anticipation of competitive pricing pressures, new product introductions by Mobix Labs or its competitors and for other reasons. Mobix Labs’ gross margins and financial results will suffer if it is unable to offset reductions in its average selling prices by reducing its costs, developing new or enhanced products on a timely basis with higher selling prices or gross margins, or increasing its sales volumes.

Because Mobix Labs does not operate its own manufacturing, assembly or testing facilities, Mobix Labs may not be able to reduce its costs as rapidly as companies that operate their own facilities, and Mobix Labs’ costs may even increase, which could further reduce its gross margins. As Mobix Labs seeks to increase its sales, Mobix Labs expects to rely on obtaining yield improvements, on introducing new products and solutions that incorporate advanced features and optimize performance factors and on other measures to enable the Company to increase revenue while maintaining gross margins. To the extent that such cost reductions or revenue increases do not occur at a sufficient level and in a timely manner, Mobix Labs’ business, financial condition and results of operations could be adversely affected. If Mobix Labs is unable to offset these anticipated reductions in its average selling prices, its business, financial condition and results of operations could be negatively affected.

Mobix Labs operates in industries that are subject to significant fluctuation in supply and demand and ultimately pricing, which affects its revenue and profitability.

The wireless and connectivity industries that Mobix Labs serves are characterized by rapid technological change, high capital expenditures, short product life cycles, continuous advancements in process technologies and manufacturing facilities, evolving standards and fluctuations in product supply and demand. As the markets for Mobix Labs’ products develop and mature, additional fluctuations may result from variability and consolidations within the industries’ customer base. Public emergencies such as COVID-19, increasing global geological risks and economic instability that are outside Mobix Labs’ control may also cause abrupt or lasting fluctuations. These fluctuations could result in lower product demand, production overcapacity, higher inventory levels and aggressive pricing actions by Mobix Labs’ competitors. These fluctuations could also result in higher demand for key components and equipment used in, or in the manufacture of, Mobix Labs’ products, resulting in longer lead times, supply delays and production disruptions. Any of these fluctuations could have a material negative impact on Mobix Labs’ business, results of operations or financial condition.

Mobix Labs’ connectivity business involves significant capital expenditure to purchase raw materials and a long sales cycle, and its efforts to further shift the capital expenditure to its manufacturers may not be successful or may take longer to take effect than anticipated.

Mobix Labs’ connectivity business involves significant capital expenditure to purchase raw materials. Although Mobix Labs has shifted some of the upfront capital expenditures to its manufacturers by nature of its existing payment terms, Mobix Labs’ attempt to further shift some of the upfront capital expenditures to its manufacturers through new contractual arrangements with them may not succeed. To the extent Mobix Labs is unable to further shift its capital expenditures to its manufacturers, its gross margin may remain under pressure. Furthermore, future new technologies could be capital intensive and may require capital expenditures in order for Mobix Labs to remain competitive.

Mobix Labs’ future success will greatly depend on its ability to develop and successfully introduce new and enhanced products and solutions for its markets that meet the needs of its customers.

Mobix Labs’ sales of its semiconductor and connectivity products depend on its ability to anticipate its existing and prospective customers’ needs and develop products that address those needs. Mobix Labs’ future success will depend on its ability to introduce new products for the wireless and connectivity markets, anticipate improvements and enhancements in wireless and connectivity technology and wireless and connectivity standards, and to develop semiconductor and connectivity products that are competitive in rapidly changing industries. In furtherance of these efforts, Mobix Labs expects to invest significantly in ongoing research and development. If Mobix Labs does not adequately fund its research and development efforts, or if its research and development investments do not translate into material enhancements to its products, Mobix Labs may not be able to compete effectively, and its business, results of operations, and financial condition may be harmed.

Moreover, the introduction of new products and product enhancements will require coordination of Mobix Labs’ efforts with those of its customers, suppliers and manufacturers to achieve volume production and to support those products when they are in the field. If Mobix Labs fails to coordinate these efforts, develop product enhancements or introduce new products that meet the needs of its customers as scheduled, its cash flow may be materially and adversely affected, and its business and prospects may be harmed. Mobix Labs’ product introductions may not meet their anticipated release schedules, or its products may not be competitive in the market, either of which would adversely affect its revenues, results of operations and prospects.

Furthermore, given the rapidly evolving nature of the markets in which Mobix Labs competes, Mobix Labs’ products and technology could be rendered obsolete by alternative or competing technologies. The markets in which Mobix Labs operates are characterized by changing technology and evolving industry standards, which includes the introduction and implementation of emerging 5G cellular standards. Despite Mobix Labs’ management’s years of experience in meeting customer design requirements with technological solutions, Mobix Labs may not be successful in identifying, developing and marketing products or systems that respond to rapid technological change, evolving technical standards and systems developed by others. Mobix Labs’ competitors may develop technology that better meets the needs of its customers. If Mobix Labs does not continue to develop, manufacture and market innovative technologies or applications that meet customers’ requirements, sales may suffer, and its growth prospects may be harmed.

The consolidation or vertical integration of Mobix Labs’ customers may adversely affect its financial results.

Mobix Labs’ industry is characterized by the high costs associated with developing marketable semiconductor products and solutions as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and may continue to experience, significant consolidation among companies and vertical integration among customers. Larger competitors resulting from consolidations may have certain advantages over Mobix Labs, including, but not limited to, substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products; longer operating histories; presence in key markets; patent protection; and greater name recognition. In addition, Mobix Labs may be at a competitive disadvantage to its peers if it fails to identify attractive opportunities to acquire companies to expand its business. Consolidation among Mobix Labs’ competitors and integration among its customers could erode its market share, negatively impact its capacity to compete and require it to restructure its operations, any of which could have a material adverse effect on its business.

Mobix Labs relies significantly on channel partners to sell and support its semiconductor products and solutions, and the failure of this channel to be effective could materially reduce its sales.

Mobix Labs has developed a network of channel partners for its semiconductor products on which it will depend to develop and maintain customer relationships and sell those products as it brings them to market. These channel partners include regional and global distributors and independent sales representative organizations, and Mobix Labs will rely heavily on them to generate customer leads, provide pre-sales support and customer service, and deliver products to customers. Mobix Labs believes that establishing and maintaining successful relationships with its channel partners is, and will continue to be, important to its financial success. Retaining qualified channel partners and training them in Mobix Labs’ technology and product offerings requires significant time and resources. To develop and expand Mobix Labs’ sales channels, it must continue to scale its investment in systems and training to support those channels.

If Mobix Labs fails to maintain the quality of its products or to update and enhance them, existing and future channel partners may elect to work instead with one or more of Mobix Labs’ competitors. In addition, the terms of Mobix Labs’ arrangements with its channel partners must be commercially reasonable for both parties. If Mobix Labs is unable to reach agreements that are beneficial to both parties, then its channel partner relationships may not be successful.

Mobix Labs currently has no minimum purchase commitments with any of its channel partners, and its contracts with channel partners do not prohibit them from offering products or services that compete with Mobix Labs’. In addition, Mobix Labs’ contracts with its channel partners, including sales representatives and distributors, are terminable by either party upon notice, and Mobix Labs’ channel partners may choose to terminate those agreements for any reason. Some of Mobix Labs’ competitors may have stronger relationships with its channel partners than it does, and Mobix Labs has limited control as to whether those partners use its products, rather than its competitors’ products, or whether they devote resources to market and support its competitors’ products, rather than its offerings.

The reduction in or loss of sales by these channel partners could materially reduce Mobix Labs’ sales. If Mobix fails to maintain relationships with its channel partners, fails to develop new relationships with other channel partners in new markets, fails to manage, train or incentivize existing channel partners effectively, fails to provide channel partners with competitive products on terms acceptable to them, or if these channel partners are not successful in their sales efforts, Mobix will be unable to grow its sales as much as it anticipates, and its revenues, results of operations and prospectus will suffer.

Mobix Labs does not have long-term purchase commitments from its customers, and if its customers cancel or change their purchase orders, its revenue and operating results could suffer.

Substantially all of Mobix Labs’ sales to date have been made on a purchase order basis. With limited exceptions, Mobix Labs generally does not obtain long-term commitments with its customers. Mobix Labs arrangements with its customers permit its customers to cancel, change or delay their product purchase orders upon specified notice and subject to negotiated limitations. In some cases, its customers may cancel purchase orders on relatively short notice to Mobix Labs and without penalty to them. In addition, customers may delay delivery of orders to a subsequent fiscal quarter. Mobix Labs’ revenue and operating results could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its customers, including its largest customer from which Mobix Labs derives substantially all of its revenue from the sale of connectivity products. As Mobix Labs develops customer relationships for both wireless and connectivity products, its customers may decide to purchase fewer units than they have in the past, may alter their purchasing patterns at any time with limited notice, may change the terms on which they are prepared to do business with it or may decide not to continue to purchase its products at all, any of which could cause its revenue to decline materially and materially harm its business, financial condition and results of operations. Cancellations of, reductions in or rescheduling of customer orders could also result in the loss of anticipated sales without allowing Mobix Labs sufficient time to reduce its inventory and operating expenses, as a substantial portion of its expenses are fixed at least in the short term. In addition, changes in forecasts or the timing of orders expose Mobix Labs to the risks of inventory shortages or excess inventory. Any of the foregoing events could materially and adversely affect Mobix Labs’ business, financial condition and results of operations.

Defects in Mobix Labs’ products or poor design and engineering solutions could result in lost sales and subject it to substantial liability.

If Mobix Labs’ products perform poorly, whether due to design, engineering or other reasons, Mobix Labs could lose sales. In certain cases, if Mobix Labs’ products are found to be the component that leads to failure or a failure to meet the performance specifications of its customer, Mobix Labs could be required to pay monetary damages to its customer. Real or perceived defects or errors in Mobix Labs’ products could result in claims by channel partners or customers for losses they may sustain. If channel partners or customers make these types of claims, Mobix Labs may be required, or may choose, for customer relations or other reasons, to expend additional resources to help correct the problem, including warranty and repair costs, and costs associated with remanufacturing its inventory. Liability provisions in Mobix Labs’ standard terms and conditions of sale may not be enforceable under some circumstances or may not fully or effectively protect it from claims and related liabilities and costs. In addition, regardless of the party at fault, errors of these kinds may divert the attention of certain of Mobix Labs’ engineering personnel from its product development efforts, damage its reputation and the reputation of its products, cause significant customer relations problems and result in product liability claims. Mobix Labs maintains insurance to protect against certain types of claims associated with the use of its products, but its insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management’s time and other resources. Mobix Labs also may incur costs and expenses relating to a recall of one or more of its products. In addition, Mobix Labs’ products could be subject to recalls directly or indirectly through the recall of products of its customers in which Mobix Labs’ products may be embedded. The process of identifying recalled products that have been widely distributed may be lengthy and require significant resources, and Mobix Labs may incur significant replacement costs, contract damage claims from its customers and significant harm to its reputation. The occurrence of these problems could result in the delay or loss of market acceptance of Mobix Labs’ products and could adversely affect its business, operating results and financial condition.

Mobix Labs depends on third-party offshore manufacturers for producing its products, and in the event of a disruption in its supply chain, any efforts to develop alternative supply sources may not be successful or may take longer to take effect than anticipated.

As a fabless company, Mobix Labs does not manufacture its own semiconductor or connectivity products and currently relies on offshore manufacturers to produce its products. Mobix Labs cannot be sure that these manufacturers will remain in business, or that they will not be purchased by one of Mobix Labs’ competitors or another company that is not interested in continuing to produce these products for Mobix Labs’ intended purpose. Mobix Labs’ reliance on offshore manufacturers subjects it to a number of risks that include, among other things:

●	the interruption of supply resulting from modifications to or discontinuation of a manufacturer’s operations;
●	delays in product shipments resulting from uncorrected defects, reliability issues or a manufacturer’s variation in a component;
●	a lack of long-term supply arrangements with its manufacturers;
●	a delay in delivery due to its suppliers’ prioritizing other customer orders over Mobix Labs’;
●	damage to its reputation caused by defective products produced by its suppliers;
●	fluctuation in delivery by its suppliers due to changes in demand from its or their other customers;
●	interruptions, shortages, delivery delays and potential discontinuation of supply as a result of any recurrence of pandemics such as COVID-19, or other reasons outside Mobix Labs’ control;
●	political, legal and economic changes, crises or instability and civil unrest in the jurisdictions where Mobix Labs’ manufacturers’ plants are located, such as changes in China-Taiwan relations that may adversely affect Mobix Labs’ manufacturers’ operations in Taiwan;
●	currency conversion risks and exchange rate fluctuations; and
●	compliance requirements of U.S. customs and international trade regulations.

Although Mobix Labs’ semiconductor and connectivity products could be produced by other manufacturers, any attempt to transition its supply arrangement to one or more other manufacturers could entail significant coordination and expense and could lead to delays in production. If Mobix Labs is unable to arrange for sufficient production capacity among its contract manufacturers or if its contract manufacturers encounter production, quality, financial, or other difficulties, Mobix Labs may encounter difficulty in meeting customer demands as it seeks alternative sources of supply, or it may have to make financial accommodations to such contract manufacturers or otherwise take steps to mitigate supply disruption. Any alternative manufacturers may be unable or unwilling to meet Mobix Labs’ and its customers’ specifications. In addition, Mobix may experience supply shortages from some of its suppliers such as what it experienced as a result of the COVID-19 lockdown in China. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions that could damage Mobix Labs’ business, financial condition. If any of the risks discussed above materialize, costs could significantly increase, and Mobix Labs’ ability to meet demand for its products could be impacted.

Mobix Labs’ gross margin and results of operations have been and may be adversely affected by the price increase of certain components due to inflation and supply chain constraints.

Increases in Mobix Labs’ costs that are beyond its control, including items such as increases in commodity prices for materials and components that are directly or indirectly related to the production and distribution of Mobix Labs’ products have negatively impacted, and continue to negatively impact, Mobix Labs’ financial results. These increased costs could include increases in materials and components, fuel and transportation costs (including shipping surcharges), higher interest rates, increases in losses from damaged merchandise, inflation, fluctuations in foreign currency rates, higher costs of labor, labor disputes around the world, increases in the costs of insurance (including the potential for increased insurance premiums), worker’s compensation claim costs, increased incremental costs of doing business as a result of any public health emergency such as COVID-19, increases in marketing and sales costs, higher tax rates and the cost of compliance with changes in laws and regulations, including accounting standards, in particular after it becomes a public company. In addition to general levels of inflation that Mobix Labs has experienced, it is also subject to risk of specific inflationary pressures on product prices due to, for example, any continuing impacts of the COVID-19 pandemic, related global supply chain disruptions and the uncertain economic and geopolitical environment. If inflation remains high or increases, Mobix Labs may not be able to adjust prices sufficiently to offset the effect without negatively impacting its gross margin and results of operations. Mobix Labs’ failure to deliver in accordance with customer expectations may result in damage to existing customer relationships and result in the loss of future business. Failure to fulfill all customer orders in accordance with expectations could negatively impact Mobix Labs’ financial performance.

Mobix Labs’ financial condition and business could be adversely affected by the outbreak of a contagious disease, such as the COVID-19 pandemic, which has had an impact on its business operations, including the COVID-19 lockdown in Shanghai in the first half of 2022 that led to substantial delays to its supply chain in China, and Mobix Labs’ business could continue to be materially adversely affected, directly or indirectly.

Mobix Labs’ business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the outbreak of COVID-19, which has created considerable instability and disruption in the U.S. and world economies. COVID-19 and its related effects on Mobix Labs’ business have had a material and adverse effect on its business operations, and its business could continue to be materially affected, directly or indirectly.

Governmental authorities around the world took a variety of actions in an effort to slow a contagious disease such as COVID-19’s spread, resulting in business closures and limits on consumer and employee travel. Any future outbreak of contagious diseases and other adverse public health developments could have a material and adverse effect on Mobix Labs’ business operations. Specifically, the COVID-19 pandemic caused, and may continue to cause, a disruption and restrictions on Mobix Labs’ ability to travel, temporary closures of its office buildings and the facilities of its customers or suppliers, cancellations or modification of events, and disruptions at its manufacturers and suppliers located in Vietnam, Taiwan and China, including the COVID-19 lockdown in Shanghai in the first half of 2022 that led to substantial delays in Mobix Labs’ supply chain in China. Mobix Labs has experienced delays in shipments and product launches that have negatively impacted Mobix Labs’ sales and operating results relating to its connectivity business, and any future delays, due to pandemics or otherwise, could have a negative effect in the future. To the extent the COVID-19 pandemic continues to adversely affect Mobix Labs’ business and financial results, or any future pandemic adversely affects its business and financial results, this may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Mobix Labs’ business and results of operations could be affected by natural disasters and other events in the locations in which it or its customers and manufacturers operate.

Mobix Labs has manufacturing and other operations in locations subject to natural occurrences such as severe weather and geological events, including earthquakes or tsunamis, that could disrupt operations. In addition, Mobix Labs’ suppliers and customers may have operations in such locations. A natural disaster, fire, explosion or other event that results in a prolonged disruption to Mobix Labs’ operations, or the operations of its customers or suppliers, may materially adversely affect its business, results of operations and financial condition.

Mobix Labs’ business strategy relies in part on acquisitions of companies, assets or technologies to create growth and increase cash flow. Mobix Labs may not be able to consummate planned strategic acquisitions or fully realize anticipated benefits from past or future acquisitions or investments.

Mobix Labs engages in acquisitions and other strategic transactions, and makes investments, which it believes are important to the future of its business. From time to time, Mobix Labs acquires businesses and other assets, including patents, technology and other intangible assets, or other strategic transactions. For example, the acquisition of Cosemi built the foundation of Mobix Labs’ current connectivity business. More recently, Mobix Labs entered into an agreement to acquire EMI Solutions, consistent with Mobix Labs’ strategy of pursuing acquisitions of complementary businesses. Mobix Labs’ strategic activities are generally focused on opening or expanding opportunities for its products and technologies and supporting the design and introduction of new products (or enhancing existing products). Many of Mobix Labs’ strategic activities entail a high degree of risk and require the use of significant amounts of capital. Mobix Labs’ strategic activities may not generate financial returns or result in increased adoption or continued use of its technologies or products. Mobix Labs may underestimate the costs or overestimate the benefits, including product, revenue, cost and other synergies and growth opportunities that it expects to realize, and it may not achieve those benefits. In addition, Mobix Labs may in the future record impairment or other charges related to its strategic activities. Any losses or impairment charges that Mobix Labs incurs related to strategic activities may have a negative impact on its financial condition, and Mobix Labs may incur new losses related to strategic assets or investments that it has not fully impaired or exited.

Achieving the anticipated benefits of business acquisitions depends in part upon Mobix Labs’ ability to integrate the businesses in an efficient and effective manner and achieve anticipated synergies, and it may not be successful in these efforts. Such integration is complex and time consuming and involves significant challenges, including, among others:

●	retaining key employees;
●	successfully integrating new employees, facilities, technology, products, processes, operations (including supply and manufacturing operations), sales and distribution channels and business systems;
●	retaining customers and suppliers of the businesses;
●	minimizing the diversion of management’s attention from ongoing business matters; and
●	managing the increased scale, complexity and globalization of Mobix Labs’ business, operations and employee base.

Mobix Labs may not derive commercial value from its acquisitions, and it may be subject to liabilities that are not covered by indemnification protection that it may obtain and it may become subject to litigation. Additionally, Mobix Labs may not be successful in entering or expanding into new sales or distribution channels, geographic regions, industries and applications served by or adjacent to the acquired businesses or in addressing potential new opportunities that may arise out of its strategic acquisitions.

If Mobix Labs does not achieve the anticipated benefits of business acquisitions or other strategic activities, its business and results of operations may be adversely affected.

Mobix Labs’ future acquisitions and other strategic investments may require approval by the United States and/or foreign government agencies. Certain agencies may deny or fail to approve its acquisitions in a timely manner, resulting in Mobix Labs’ not realizing the anticipated benefits of the proposed transaction. Future acquisitions or other strategic investments may be more difficult, complex or expensive if Mobix Labs’ reputation for its ability to consummate acquisitions has been harmed. Further, to the extent U.S.-China relations remain strained, Mobix Labs’ ability to consummate any transaction that would require approval from a regulatory agency in China may be severely impacted.

Mobix Labs is exposed to potential impairment charges on certain assets.

Mobix Labs had approximately $5.2 million of goodwill and $3.9 million of intangible assets on its balance sheet as of June 30, 2023. Under GAAP, Mobix Labs is required to review its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Mobix Labs performs an annual assessment of goodwill during its fiscal fourth quarter, and it also assesses the impairment of goodwill on an interim basis whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Mobix Labs could incur significant goodwill or intangible impairment charges, which could negatively impact its financial results.

Mobix Labs’ ability to effectively manage its anticipated growth and expansion of its operations will also require it to enhance its operational, financial and management controls and infrastructure, human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources.

Mobix Labs continues to make investments and implement initiatives designed to grow its business, including:

●	investing in R&D;
●	developing a highly skilled workforce;
●	expanding its sales and marketing efforts to attract new customers;
●	investing in new applications and markets for its products;

●	partnering with third parties to develop manufacturing processes; and
●	investing in legal, accounting, and other administrative functions necessary to support its operations as a public company.

These initiatives may prove more expensive than Mobix Labs currently anticipates, and Mobix Labs may not succeed in increasing its revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. Some market opportunities Mobix Labs is pursuing are at an early stage of development, and it may be many years before the markets demand for its products at scale, if at all. Mobix Labs’ revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with its products, failure of Mobix Labs’ customers to develop and commercialize the programs that include Mobix Labs’ products or technology, Mobix Labs’ inability to effectively manage its inventory or manufacture products at scale, Mobix Labs’ inability to enter new markets or help its customers adapt its products for new applications or Mobix Labs’ failure to attract new customers or expand orders from existing customers or increasing competition. Furthermore, it is difficult to predict the size and growth rate of Mobix Labs’ target markets, customer demand for its semiconductor products, commercialization timelines, developments in related technology, the entry of competitive products, or the success of existing products and solutions. For these reasons, Mobix Labs does not expect to achieve profitability over the near term. If Mobix Labs’ revenue does not grow over the long term, its ability to achieve and maintain profitability may be adversely affected, and the value of its business may significantly decrease.

Recently, to address its capital limitations and focus its use of cash on the completion of this transaction, Mobix Labs has reduced headcount and has temporarily furloughed approximately half of its employees on an unpaid basis since the beginning of the fourth fiscal quarter of 2023. The furlough is expected to continue at least through the end of November 2023. As a result of the foregoing, Mobix Labs has temporarily reduced its operating expenses, but this reduced headcount has also constrained Mobix Labs’ ability to execute its strategy and perform business functions in the ordinary course of business. If Mobix Labs is required to prolong this furlough or reduce additional headcount, this could continue to have a material adverse effect on Mobix Labs’ business, growth and prospects.

Mobix Labs’ ability to effectively manage its anticipated growth and expansion of operations will also require it to enhance its operational, financial and management controls and infrastructure, human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures, investments in additional headcount and other operating expenditures and allocation of valuable management and employee resources. Mobix Labs’ future financial performance and ability to execute on its business plan will depend, in part, on its ability to effectively manage any future growth and expansion. There are no guarantees Mobix Labs will be able to do so in an efficient or timely manner, or at all.

Global political and economic uncertainty and adverse conditions related to Mobix Labs’ international operations could materially and adversely affect its business, financial condition and results of operations.

Mobix Labs has used contract manufacturing facilities outside the United States, including in Taiwan and Vietnam. It also sources materials for its connectivity products and packages and tests its semiconductor products in China. It has third-party contractors, including engineers, in Canada, Asia and Australia. A portion of Mobix Labs’ revenue is derived from international markets, and Mobix Labs expects that international sales will account for a portion of its revenue in the future. Risks associated with Mobix Labs’ international business operations include the following:

●	political, legal and economic changes, crises or instability and civil unrest in markets in which Mobix Labs does business, such as potential macroeconomic weakness related to trade and political disputes between the United States and China, further deterioration in China-Taiwan relations that may adversely affect Mobix Labs’ manufacturers’ operations in Taiwan, Mobix Labs’ customers and the technology industry supply chain;
●	compliance requirements of U.S. customs and export regulations, including the Export Administration Regulations and the International Traffic and Arms Regulations;
●	currency conversion risks and exchange rate and interest rate fluctuations;
●	trade policy disputes or restrictions, economic and trade sanctions, import or export tariffs, changes to export control regulations or other restrictions imposed by the U.S. government or by the governments of the countries in which Mobix Labs does business, especially China;

●	complex, varying and changing government regulations and legal standards and requirements, particularly with respect to tax regulations, price protection, competition practices, export control regulations and restrictions, customs and tax requirements, immigration, anti-boycott regulations, data privacy, intellectual property, anti-bribery and anti-corruption compliance, and environmental compliance;
●	economic disruption from terrorism and threats of terrorism and the response to them by the United States and its allies;
●	increased managerial complexities, including different employment practices and labor issues;
●	changes in immigration laws, regulations and procedures and enforcement practices of various government agencies;
●	difficulty registering, enforcing, maintaining and protecting intellectual property rights and weaker laws protecting such rights;
●	natural disasters or public health emergencies, such as the COVID-19 pandemic;
●	transportation disruptions and delays and increases in labor and transportation costs;
●	changes to foreign taxes, tariffs and freight rates;
●	fluctuations in raw material costs and energy costs; and
●	greater difficulty in accounts receivable collections and longer collection periods.

Any of these risks, or any other risks related to international business operations, could materially adversely affect Mobix Labs’ business, financial condition, results of operations and growth prospects.

In addition, although Mobix Labs does not sell its products or have manufacturing operations in China, it sources materials for its connectivity products and packages and tests its semiconductor products in China and is otherwise exposed to business, economic, political, legal, regulatory and other risks through its international operations, including changes in China-Taiwan relations that may adversely affect its contracted manufacturing in Taiwan and supply chain in China and Taiwan, which could adversely affect its business, financial condition and results of operations. For example, changes in U.S.-China relations, the political environment or international trade policies and relations could result in further revisions to laws or regulations or their interpretation and enforcement, increased taxation, trade sanctions, the imposition of import or export duties and tariffs, restrictions on imports or exports, currency revaluations, or retaliatory actions, which have had and may continue to have an adverse effect on Mobix Labs’ business plans and operating results. In addition, expanded export restrictions may limit Mobix Labs’ ability to sell to certain Chinese companies and to third parties that do business with those companies.

Furthermore, sustained uncertainty about, or worsening of, geopolitical tensions, including further escalation of war between Russia and Ukraine, further escalation in the conflict between the State of Israel and Hamas, as well as further escalation of tensions between the State of Israel and various countries in the Middle East and North Africa, could result in a global economic slowdown and long-term changes to global trade. Any or all of these factors could negatively affect Mobix Labs’ business, results of operations, financial condition and growth.

Mobix Labs is subject to governmental export and import control laws and regulations. Mobix Labs’ failure to comply with these laws and regulations could have an adverse effect on its business, prospects, financial condition and results of operations.

Mobix Labs’ technology and products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and U.S. import and customs regulations. In addition, Mobix Labs is subject to various economic and trade sanctions laws and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S. import/export control laws and regulations and economic sanctions may prohibit or restrict the shipment of certain products, software, technology and services to U.S. embargoed or sanctioned countries, governments and persons. Complying with import/export control and sanctions regulations may limit where, and with whom, Mobix Labs may do business. Furthermore, compliance with such laws and regulations may be time-consuming and result in the delay or loss of sales opportunities. Exports of Mobix Labs’ products and technology must be made in compliance with these laws and regulations. If Mobix Labs fails to comply with these laws and regulations, Mobix Labs and its employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on Mobix Labs and responsible personnel, and, in extreme cases, the incarceration of responsible personnel.

Changes to trade policy, tariffs and import/export regulations may have a material adverse effect on Mobix Labs’ business, financial condition and results of operations.

Changes in global political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where Mobix Labs may purchase its components, manufacture or sell its products or conduct its business could adversely affect Mobix Labs’ business. In recent years, the United States has instituted or proposed changes in trade policies that include export control restrictions, the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, increased economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where Mobix Labs conducts its business or plans to conduct business, including China, where Mobix sources materials for its connectivity products and packages and tests its semiconductor products. A number of other nations have proposed or instituted similar measures directed at trade with the United States in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect Mobix Labs’ business. It may be time-consuming and expensive for Mobix Labs to alter its business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on its business, financial condition and results of operations.

Mobix Labs is highly dependent on its senior management team and key personnel and its business could be harmed if Mobix Labs is unable to attract and retain personnel necessary for its success.

Mobix Labs’ success is substantially dependent upon the continued service and performance of its senior management team and key engineers. Mobix Labs’ employees, including its senior management team and engineers, are generally at-will employees and, therefore, may terminate employment with Mobix Labs at any time with no advance notice. The replacement of any members of Mobix Labs’ senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of Mobix Labs’ business objectives.

Mobix Labs’ future success also depends, in part, on its ability to continue to attract and retain highly skilled personnel. Competition for highly skilled personnel is frequently intense, particularly for highly skilled engineers and research and development personnel. Many of the other companies with which Mobix Labs competes for talented personnel may have greater financial and other resources, and longer histories in the industry than Mobix Labs does. If Mobix Labs hires employees from competitors or other companies, their former employers may attempt to claim that these employees or Mobix Labs has violated its legal obligations, which could result in a waste of its time and resources and could result in claims for damages. Mobix Labs’ competitors may also provide opportunities, career growth or other characteristics more attractive than Mobix Labs can offer.

The high demand for these skilled personnel has led to elevated compensation expectations in Mobix Labs’ industry, and Mobix Labs has faced, and is likely to continue to face, challenges in attracting the skilled personnel it needs to execute its growth strategy, which could continue to place strains on Mobix Labs’ financial condition and adversely affect its results of operations and growth prospects. In addition, job seekers and existing employees often consider the value of the equity compensation they receive in connection with their employment. If the value of Mobix Labs’ equity compensation declines, its ability to recruit and retain highly skilled employees may be impaired.

Any failure to successfully attract or retain qualified personnel to fulfill Mobix Labs’ current or future needs may negatively impact its growth.

Mobix Labs relies heavily on third-party contractors, including engineering contractors, in its operations, and if they do not perform their tasks effectively, Mobix Labs’ business, financial condition and results of operations will be adversely affected.

Mobix Labs relies, and plans to continue to rely, on third-party contractors, including engineering contractors, some of whom are currently located in Canada, Asia and Australia. Mobix Labs expects to expand its contract base including recruiting more overseas engineering contractors. This reliance involves several risks, including reduced control over availability, capacity utilization, delivery schedules and costs. If Mobix Labs’ third-party contractors and consultants do not perform their tasks effectively, its business, financial condition and results of operations may be adversely affected.

Mobix Labs identified material weaknesses in its internal control over financial reporting. If Mobix Labs is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect Mobix Labs’ business and share price.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

●	Mobix Labs did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, Mobix Labs lacked a sufficient complement of personnel with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the insufficient complement of personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions.
●	Mobix Labs did not design and maintain an effective risk assessment process at a precise enough level to identify new and evolving risks of material misstatement in the financial statements. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

●	Mobix Labs did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over (i) the preparation and review of account reconciliations and journal entries, (ii) maintaining appropriate segregation of duties, (iii) determining the appropriate grant date for stock options and evaluating the assumptions used within the Black-Scholes model to determine the fair value of option grants, and (iv) the review of the completeness and accuracy of the income tax provision and related disclosures. Additionally, Mobix Labs did not design and maintain controls over the classification and presentation of accounts and disclosures in the financial statements and to ensure revenue transactions are recorded in the correct period.
●	Mobix Labs did not design and maintain effective controls to identify and account for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP of such transactions. Specifically, Mobix Labs did not design and maintain effective controls to (i) timely identify, account for and value business combinations and asset acquisitions, including the associated tax implications and (ii) timely identify, account for and value financing arrangements.

These material weaknesses resulted in adjustments related to revenue, accrued expenses, general and administrative expenses, inventory, costs of products sold, the accounting for and classification of redeemable convertible preferred stock, founders preferred and common stock, stock-based compensation expense, other current assets, income tax expense and deferred tax liabilities, and related accounts to these adjustments, and the purchase price allocation for the business combination disclosed in the financial statements as of and for the years ended September 30, 2022 and 2021.

●	Mobix Labs did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of the financial statements. Specifically, Mobix Labs did not design and maintain (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel, (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored, and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately. These deficiencies did not result in a misstatement to the financial statements.

Additionally, these material weaknesses could result in a misstatement of substantially all of Mobix Labs’ accounts or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Mobix Labs has begun implementation of a plan to remediate the material weaknesses described above. Those remediation measures will include (i) hiring additional accounting and IT personnel to bolster its technical reporting, transactional accounting and IT capabilities; (ii) designing and implementing controls to formalize roles and review responsibilities and designing and implementing controls over segregation of duties; (iii) designing and implementing controls to identify and evaluate changes in Mobix Labs’ business and the impact on its internal control over financial reporting; (iv) designing and implementing controls to identify, account for, and value non-routine, unusual or complex transactions; (v) designing and implementing formal accounting policies, procedures and controls supporting Mobix Labs’ financial close process, including controls over account reconciliations and journal entries; (vi) designing and implementing controls over determining the appropriate grant date for stock options and evaluating the assumptions used within the Black-Scholes model; (vii) designing and implementing controls over the completeness and accuracy of the income tax provision and related disclosures; (viii) designing and implementing controls over the classification and presentation of accounts and disclosures in the financial statements and to ensure revenue transactions are recorded in the correct period; (ix) implementing a more sophisticated IT system, and (x) designing and implementing IT general controls.

Mobix Labs is working to remediate the material weaknesses as efficiently and effectively as possible and expects full remediation will go through fiscal 2024. At this time, Mobix Labs cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, will result in Mobix Labs incurring significant costs and will place significant demands on its financial and operational resources.

While Mobix Labs is designing and implementing measures to remediate its existing material weaknesses, it cannot predict the success of such measures or the outcome of its assessment of these measures at this time. Mobix Labs can give no assurance that these measures will remediate any of the deficiencies in its internal control over financial reporting, or additional material weaknesses in its internal control over financial reporting will not be identified in the future. Mobix Labs’ current controls and any new controls that it develops may become inadequate because of changes in conditions in its business, personnel, IT systems and applications, or other factors. Any failure to design or maintain effective internal control over financial reporting or any difficulties encountered in their implementation or improvement could increase compliance costs, negatively impact share trading prices, or otherwise harm Mobix Labs’ operating results or cause it to fail to meet its reporting obligations. The effectiveness of Mobix Labs’ internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If Mobix Labs is unable to remediate the material weaknesses, Mobix Labs’ ability to record, process, summarize and report information within the time periods specified in the rules and forms of the SEC could be adversely affected, which, in turn, may adversely affect Mobix Labs’ reputation and business and the market price of New Mobix Labs’ Class A Common Stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of Mobix Labs’ securities and harm to Mobix Labs’ reputation and financial condition, or diversion of financial and management resources from the operation of Mobix Labs’ business.

New Mobix Labs is expected to be required to conclude on the effectiveness of its internal control over financial reporting starting in fiscal year 2024. New Mobix Labs’ independent registered public accounting firm is not required to attest to the effectiveness of New Mobix Labs’ internal control over financial reporting until after New Mobix Labs is no longer an “emerging growth company,” as defined in the JOBS Act, or a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K. New Mobix Labs could qualify as a smaller reporting company if the market value of its Class A Common Stock held by non-affiliates is below $250.0 million (or $700.0 million if its annual revenue is less than $100.0 million) in any given year. New Mobix Labs may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting, in which case New Mobix Labs’ independent registered public accounting firm could not issue an unqualified opinion related to the effectiveness of New Mobix Labs’ internal control over financial reporting. If New Mobix Labs is unable to conclude that it has effective internal control over financial reporting and New Mobix Labs’ independent registered public accounting firm is unable to issue an unqualified opinion related to the effectiveness of New Mobix Labs’ internal control over financial reporting, investors could lose confidence in New Mobix Labs’ reported financial information, which could have a material adverse effect on the trading price of New Mobix Labs’ Class A Common Stock.

Mobix Labs’ business and operations could suffer in the event of a security breach involving its IT systems or confidential information or other incidents involving its IT systems or information, intellectual property or other proprietary or confidential information.

Third parties could attempt to gain unauthorized access to Mobix Labs’ IT systems or information, and such attacks are becoming increasingly more sophisticated. These attacks, which might be related to industrial, corporate or other espionage, criminal hackers or state-sponsored intrusions, may include malware, disrupted denial of service attacks, ransomware attacks and other electronic security breaches that could lead to disruptions to Mobix Labs’ IT systems, data or operations, or the unauthorized or unintended access or disclosure of Mobix Labs’ confidential information, including, without limitation, personal information and information regarding Mobix Labs’ business activities. Third parties that store and/or process Mobix Labs’ confidential information (including personal information), or that provide products, software or services used in its IT systems (including applications), may be subject to similar attacks. The security measures taken by Mobix Labs and the third parties that store and/or process information on Mobix Labs’ behalf may not be sufficient or effective to prevent all cybersecurity threats, including third-party attacks that are increasingly sophisticated and constantly evolving.

Moreover, due to the political uncertainty and military actions involving Russia, Ukraine and surrounding regions, Mobix Labs and the third parties upon which Mobix Labs rely may be vulnerable to a currently heightened risk of information technology breaches, computer malware, ransomware or other cyber attacks, including attacks that could materially disrupt its systems and operations, supply chain and ability to produce, sell and distribute our products. Mobix Labs cannot provide assurances that the preventative efforts against such incidents will be successful.

In addition, employees and former employees, in particular former employees who become employees of Mobix Labs’ competitors, customers or other third parties, may in the future misappropriate, use, publish or provide to Mobix Labs’ competitors, customers or other third parties, Mobix Labs’ technology, intellectual property or other proprietary or confidential information. Similarly, Mobix Labs provides and expects to provide access to certain of its technology, intellectual property and other proprietary or confidential information to its direct and indirect actual and potential customers and certain of its consultants, who may in the future wrongfully use such technology, intellectual property or information, or wrongfully disclose such technology, intellectual property or information to third parties, including Mobix Labs’ competitors or state actors.

The misappropriation, theft, misuse, disclosure, loss or destruction of the technology, intellectual property or the proprietary, confidential or personal information of Mobix Labs or its employees, customers, suppliers or other third parties, as a result of any IT security breach or otherwise, could harm its competitive position, reduce the value of its investment in research and development and other strategic initiatives, cause it to lose business, damage its reputation, subject it to legal or regulatory proceedings, cause it to incur other loss or liability and otherwise adversely affect its business. Mobix Labs will continue to devote significant resources to the security of its IT systems, technology and confidential information (including personal information), which could continue to place significant demands on Mobix Labs’ funding needs and could adversely affect its financial condition and results of operations.

Mobix Labs has been, and may in the future become, involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on its profitability and financial position.

Mobix Labs has in the past been and, from time to time, may in the future be involved in actual and threatened litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with Mobix Labs’ suppliers and customers, intellectual property disputes, stockholder litigation, disputes with counterparties in Mobix Labs’ acquisitions, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and value-added tax disputes and employment and tax issues. In the past, these disputes have included disputes over intellectual property, including disputes that led to the invalidation of certain patents held by Mobix Labs and disputes with sellers in a past acquisition regarding valuation and acquisition consideration matters. In addition, Mobix Labs could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover from Mobix Labs very large, indeterminate amounts in penalties or monetary damages including, in some cases, treble or punitive damages or seek to limit Mobix Labs’ operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. Any of these proceedings and claims could have a material adverse impact on Mobix Labs’ operating results and financial position, and its established reserves or its available insurance may not sufficiently mitigate this impact.

Mobix Labs is subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the development and sale of its products, including engagement of employees and contractors.

Mobix Labs develops and sells products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where the products are manufactured and assembled, as well as the locations where the products are sold. Since Mobix Labs sells products internationally and intends to significantly increase its sales as it commercializes its semiconductor products, this will be a complex process that will require continuous monitoring of regulations and an ongoing compliance process to ensure that Mobix Labs, and its suppliers and manufacturers, are in compliance with all existing regulations. If there is an unanticipated new regulation that significantly impacts Mobix Labs’ use of various components or requires more expensive components, that regulation could materially adversely affect Mobix Labs’ business, results of operations and financial condition.

Some of Mobix Labs’ potential customers, including those in the military and aerospace industries, may require it to comply with additional regulatory requirements, which will increase its compliance costs.

Some of Mobix Labs’ potential customers, including those in the military and aerospace industries, may require it to comply with additional regulatory requirements. These additional regulations may impose other added costs on Mobix Labs’ business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages, downward contract price adjustments or refund obligations, civil or criminal penalties and termination of contracts. Any such damages, penalties, disruptions or limitations on Mobix Labs’ ability to do business with such potential customers would adversely impact, and could have a material adverse effect on, Mobix Labs’ business, prospects, financial condition and results of operations.

Mobix Labs is subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. Mobix Labs can face criminal liability and other serious consequences for violations, which can harm its business.

Mobix Labs is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which Mobix Labs conducts activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, business partners, third-party intermediaries, representatives and agents from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to government officials, political candidates, political parties or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage.

Mobix Labs has direct and indirect interactions with foreign officials, including in furtherance of sales to governmental entities in non-U.S. countries. Mobix Labs sometimes leverages third parties to conduct its business abroad, such as its channel partners and contractors, and its third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. Mobix Labs can be held liable for the corrupt or other illegal activities of its employees or these third parties, even if Mobix Labs does not explicitly authorize or have actual knowledge of such activities. The FCPA and other applicable laws and regulations laws also require that Mobix Labs keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Mobix Labs’ employees, business partners, third-party intermediaries, representatives or agents could take actions in violation of Mobix Labs’ policies and applicable law, for which Mobix Labs may be held responsible. Mobix Labs’ exposure for violating these laws will increase as its international presence expands and as it increases sales and operations in foreign jurisdictions.

Any violations of the laws and regulations described above may result in whistleblower complaints, adverse media coverage, investigations, substantial civil and criminal fines and penalties, damages, settlements, prosecution, enforcement actions, imprisonment, suspension or debarment from government contracts, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences, any of which could adversely affect Mobix Labs’ business, prospects, financial condition and operating results. In addition, responding to any investigation or action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Mobix Labs’ ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Transaction or other ownership changes.

Mobix Labs has incurred losses during its history and does not expect to become profitable in the near future, and may never achieve profitability. To the extent that Mobix Labs continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire.

U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. Similar rules may apply under state tax laws. Suspensions or other restrictions on the use of net operating losses or tax credits, possibly with retroactive effect, may result in Mobix Labs’ existing net operating losses or tax credits expiring or otherwise being unavailable to offset future income tax liabilities.

In addition, the net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Under Sections 382 and 383 of the Code, these federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of Mobix Labs. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The ability of Mobix Labs to utilize net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Transaction or other transactions. Similar rules may apply under state tax laws. Mobix Labs has not yet determined the amount of the cumulative change in its ownership resulting from the Transaction or other transactions, or any resulting limitations on its ability to utilize its net operating loss carryforwards and other tax attributes. If Mobix Labs earns taxable income, such limitations could result in increased future income tax liability to Mobix Labs and its future cash flows could be adversely affected. Mobix Labs has recorded a full valuation allowance related to its net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Mobix Labs’ intellectual property applications, including patent and trademark applications, may not be issued or granted or may take longer than expected to result in an issuance or grant, which may have a material adverse effect on Mobix Labs’ ability to enforce its intellectual property rights.

Mobix Labs has a number of patents and pending patent applications for its wireless business and connectivity business. In addition, Mobix Labs has had both registered trademarks and pending trademark applications. Mobix Labs cannot be certain that its applications for patent and trademark protection will be successful, and even if issued or granted, Mobix Labs cannot guarantee that such patents or trademarks will provide meaningful protection of its intellectual property. In addition, the intellectual property registration process can be expensive and time-consuming, and Mobix Labs may not be able to file and/or prosecute all necessary or desirable applications for intellectual property registrations at a reasonable cost or in a timely manner or pursue or obtain protection in all relevant markets. Further, Mobix Labs’ competitors may design around Mobix Labs’ registered or issued patents or trademarks to develop competing products and services, which may reduce or eliminate the value of any intellectual property registration that Mobix Labs may be issued or granted and adversely affect Mobix Labs’ business, prospects, financial condition and results of operations.

The enforcement and protection of Mobix Labs’ intellectual property may be expensive, could fail to prevent the misappropriation, infringement or unauthorized use of its intellectual property, could result in the loss of its ability to enforce its intellectual property, and could be adversely affected by changes in intellectual property laws, by laws in certain foreign jurisdictions that may not effectively protect its intellectual property and by ineffective enforcement of intellectual property laws in such jurisdictions.

Mobix Labs relies primarily on patent, trademark, trade secret and similar laws, as well as nondisclosure and confidentiality agreements, international treaties and other methods, to protect its intellectual property and proprietary information. Enforcing Mobix Labs’ intellectual property against misappropriation, infringement or unauthorized use may be costly, difficult and time consuming. Mobix Labs cannot be certain that the steps it has taken and will take in the future will prevent the misappropriation, infringement or unauthorized use of its products, technologies or intellectual property, particularly in foreign countries where the laws may not protect its rights as fully or as readily as United States laws or where the enforcement of such laws may be lacking or ineffective.

Some industry participants who have a vested interest in devaluing patents in general, or standard-essential patents in particular, have mounted attacks on certain patent systems, increasing the likelihood of changes to established patent laws. In the United States, there is continued discussion regarding potential patent law changes and current and potential future litigation regarding patents. The laws in certain foreign countries in which Mobix Labs’ products are or may be manufactured or sold, including certain countries in Asia, may not protect Mobix Labs’ intellectual property rights to the same extent as the laws in the United States. Mobix Labs cannot predict with certainty the long-term effects of any potential changes to patent laws or enforcement thereof. In addition, the laws and policies of other countries or the practices of any standards bodies, foreign or domestic, with respect to intellectual property enforcement or licensing or the adoption of standards, could be changed in the future in a way detrimental to the sale, enforcement or use of Mobix Labs’ products or technologies.

Mobix Labs generally enters into confidentiality agreements with its employees, consultants, strategic partners and any other third party it does business with, where its relationship with such parties may entail disclosure of its confidential information. Mobix Labs also tries to control access to and distribution of its technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use Mobix Labs’ products or technology without its authorization. Also, former employees may seek employment with Mobix Labs’ business partners, customers or competitors, and may improperly use its proprietary information for the benefit of or in connection with their new employer.

Mobix Labs may need to litigate or arbitrate in the future to enforce its contract and intellectual property rights or to determine the validity and scope of proprietary rights of others. As a result of any such litigation or arbitration, Mobix Labs could lose its ability to enforce its intellectual property or incur substantial costs. Any action Mobix Labs takes to enforce its contract or intellectual property rights may not be effective and could be costly, time consuming, result in the impairment or loss of portions of its intellectual property and could absorb significant management time and attention, which, in turn, could negatively impact its results of operations and cash flows. Third parties may also separately challenge the validity and enforceability of Mobix Labs’ intellectual property in administrative and other legal proceedings. An adverse determination of any litigation proceedings could put Mobix Labs’ intellectual property at risk of being invalidated. Further, even a positive resolution to Mobix Labs’ enforcement efforts may take time to conclude, which may reduce its revenues and cash resources available for other purposes, such as research and development, in the periods prior to conclusion.

Third-party claims that Mobix Labs is infringing, misappropriating or violating intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Due to the competition in the industry in which Mobix Labs operates, there is frequent litigation related to allegations of infringement, misappropriation or other violations of intellectual property rights. Mobix Labs cannot guarantee that the operation of its business does not and will not infringe, misappropriate or violate the rights of third parties, and it may not be aware that its services or technology are infringing, misappropriating, or otherwise violating the intellectual property rights of others. Mobix Labs in the future may receive inquiries from third parties related to their intellectual property rights and may become subject to litigation matters or disputes related to claims that Mobix Labs has infringed, misappropriated or violated their intellectual property rights, particularly as Mobix Labs expands its presence in the market and faces increasing competition.

In addition, Mobix Labs’ registered trademarks may be subject to opposition, cancellation or similar adversarial proceedings and parties may claim that the names and branding of Mobix Labs’ products infringe or violate their trademark rights in certain countries or territories. If such a claim were to prevail, Mobix Labs may have to change the names and branding of its products in the affected territories and it could incur other costs, which could result in loss of brand recognition and could require it to devote resources to develop, advertise and market new brands.

Mobix Labs currently is party to agreements, and expects to enter into additional agreements, pursuant to which it will defend, indemnify and hold harmless its customers, manufacturers and channel partners and other partners from damages and costs that may arise from the actual or alleged infringement by Mobix Labs’ products of third-party patents or other intellectual property rights of third parties. The scope of these indemnity obligations varies but may, in some instances, be uncapped or require Mobix Labs to indemnify such third parties for damages and expenses resulting from a third-party intellectual property infringement claim, including attorneys’ fees. Mobix Labs’ insurance may not cover all intellectual property infringement claims. Even if Mobix Labs is not a party to any litigation between a customer and a third party relating to infringement by its products, an adverse outcome in any such litigation could make it more difficult for Mobix Labs to defend its products against intellectual property infringement claims in any subsequent litigation in which it is a named party.

Mobix Labs’ defense of intellectual property rights claims brought against it or third parties that Mobix Labs is required to indemnify, with or without merit and successful or not, could be time-consuming, expensive, divert management resources and attention and potentially force Mobix Labs to obtain a license to third-party intellectual property, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Mobix Labs to pay substantial damages or obtain a license from such third party, or could otherwise result in an injunction that limits Mobix Labs’ ability to license its technology to others or to collect royalty payments. An adverse determination also could invalidate or narrow Mobix Labs’ intellectual property rights and may require that Mobix Labs procure or develop substitute products that are not infringing, which could require significant effort and expense. Any of these events could adversely affect Mobix Labs’ business, reputation, operating results, financial condition and prospects.

Mobix Labs may also be subject to claims that it or its employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of an employee’s former employers. Litigation may be necessary to defend against these claims. If Mobix Labs fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Mobix Labs is successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Mobix Labs is subject to state, federal and international privacy and data protection-related laws and regulations. Mobix Labs failure to comply with these laws and regulations could have an adverse effect on its business, prospects, financial condition and results of operations

Mobix Labs is subject to state, federal and international privacy and data protection-related laws and regulations that impose obligations on it in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated and confidential data. It also may be bound by contractual obligations relating to its collection, use and disclosure of personal, confidential and other data. While it strives to comply with all applicable privacy, data protection and information security laws and regulations, as well as its contractual obligations and applicable industry standards, such laws, regulations, obligations and standards continue to evolve and are becoming increasingly complex, which makes compliance challenging and expensive. Any failure or perceived failure by Mobix Labs to comply with laws, regulations, industry standards or contractual or other legal obligations relating to privacy, data protection or information security could have an adverse effect on its reputation, business, prospects, financial condition and results of operations.

Risks Related to the Domestication

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to Chavant.

The Domestication may result in adverse tax consequences for holders of Ordinary Shares and Warrants, including holders exercising their redemption rights with respect to the Ordinary Shares.

As discussed more fully under “Material U.S. Federal Income Tax Considerations,” and based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion included as Exhibit 8.1 hereto, it is the opinion of Simpson Thacher & Bartlett LLP that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as Chavant, there is uncertainty as to whether the Domestication would qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

If the Domestication fails to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, a U.S. Holder of Ordinary Shares or Warrants generally would recognize gain or loss with respect to its Ordinary Shares or Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding Class A Common Stock or Warrants in respect of Class A Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its Ordinary Shares or Warrants surrendered. Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders may become subject to withholding tax on any amounts treated as dividends paid on Class A Common Stock after the Domestication.

Assuming that the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, subject to the PFIC rules discussed below, U.S. Holders generally will be subject to Section 367(b) of the Code. A U.S. Holder whose Ordinary Shares have an aggregate fair market value of less than $50,000 and who, on the date of the Domestication, beneficially owns (actually or constructively) less than 10% of the total combined voting power of all classes of Chavant shares entitled to vote and less than 10% of the total value of all classes of Chavant shares generally will not recognize any gain or loss and will not be required to include any part of Chavant’s earnings in income as a result of the Domestication. A U.S. Holder whose Ordinary Shares have an aggregate fair market value of $50,000 or more and who, on the date of the Domestication, beneficially owns (actually or constructively) less than 10% of the total combined voting power of all classes of Chavant shares entitled to vote and less than 10% or more of the total value of all classes of Chavant shares, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its Ordinary Shares for Class A Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by Chavant the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Ordinary Shares held directly by such U.S. Holder. A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of Chavant shares entitled to vote or 10% or more of the total value of all classes of Chavant stock, generally will be required to include in income as a deemed dividend deemed paid by Chavant the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Ordinary Shares held directly by such U.S. Holder as a result of the Domestication.

Additionally, even if the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, proposed Treasury Regulations promulgated under Section 1291(f) of the Code (which have a retroactive effective date) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Warrants in respect of Ordinary Shares for newly issued Warrants in respect of Class A Common Stock in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Chavant believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Ordinary Shares to recognize gain under the PFIC rules on the exchange of Ordinary Shares for Class A Common Stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Ordinary Shares. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. These proposed Treasury Regulations, if finalized in their current form, would also apply to a U.S. Holder who exchanges Warrants in respect of Ordinary Shares for newly issued Warrants in respect of Class A Common Stock; currently, however, the elections mentioned above do not apply to Warrants (for discussion regarding the unclear application of the PFIC rules to Warrants, see the section entitled “Material U.S. Federal Income Tax Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Chavant. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

More generally, the Domestication may require a Holder of Ordinary Shares or Warrants to recognize taxable income in the jurisdiction in which such Holder (or a beneficial owner of such Holder). We do not intend to make any cash distributions to shareholders to pay such taxes. Such Holders may be subject to withholding taxes or other taxes with respect to their ownership of us after the Domestication.

We plan to domesticate as a Delaware corporation in connection with the Transaction, and as a result the laws of Delaware will govern the rights of our shareholders in the future.

In connection with the Domestication, the laws of Delaware rather than the Cayman Islands will govern the rights of shareholders subsequent to the Transaction.

Delaware law and provisions in the Proposed Charter and the Proposed Bylaws could make a takeover proposal more difficult.

Certain provisions of the Proposed Charter, the Proposed Bylaws and laws of the State of Delaware could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder may consider favorable, including those attempts that might result in a premium over the market price for our Class A Common Stock. Among other things, the Proposed Charter and Proposed Bylaws include provisions that:

●	provide for a dual class common stock structure, which provides the holders of Class B Common Stock, most of whom are our management, with the ability to control the outcome of matters requiring stockholder approval, even if they collectively own significantly less than a majority of the shares of our outstanding Class A and Class B Common Stock;
●	provide for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of the New Mobix Labs Board;
●	provide that so long as any shares of Class B Common Stock remain outstanding, the holders of a majority of the voting power of the shares of Class B Common Stock then outstanding will be entitled to elect three members of the board of directors (“Class B Directors”) and for so long as there are three Class B Directors, each class will contain no more than one Class B Director;
●	prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	provide for the exclusive right of the New Mobix Labs Board to elect a director to fill a vacancy created by the expansion of the New Mobix Labs Board or the resignation, death or removal of a director not elected by the holders of a class or series of capital stock of New Mobix Labs or pursuant to the Proposed Charter, which prevents stockholders from being able to fill vacancies on the New Mobix Labs Board;
●	permit the New Mobix Labs Board to issue shares of common stock and preferred stock, including “blank check” preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights of the preferred stock, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	prohibit stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders, provided that any action to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting and by written consent;
●	require that special meetings of stockholders be called (a) solely by the Chairperson of the Board of Directors, the Chief Executive, or the President of New Mobix Labs or by the New Mobix Labs Board, and (b) by the New Mobix Labs Board upon the written request (made in accordance with the Proposed Charter and Proposed Bylaws) of the holders of not less then ten percent of the voting power of the outstanding shares of capital stock of New Mobix Labs, which may delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;
●	provide advance notice requirements for nominations for election to the New Mobix Labs Board (other than directors elected by the holders of any class or series of capital stock of New Mobix Labs pursuant to the Proposed Charter, initially being the Class B Directors) or for proposing matters that can be acted upon by stockholders at annual meetings of stockholders (other than matters on which the holders of any class or series of capital stock of New Mobix Labs are entitled to vote on as a single class pursuant to the Proposed Charter), which could preclude stockholders from bringing matters before annual meetings of stockholders and delay changes in the New Mobix Labs Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the company;
●	require a supermajority vote of stockholders to amend certain provisions of the Proposed Charter or the Proposed Bylaws; and
●	provide the right of the New Mobix Labs Board to make, alter or repeal the Proposed Bylaws, which may allow the New Mobix Labs Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed Bylaws to facilitate an unsolicited takeover attempt.

These provisions, alone or together, could delay hostile takeovers and changes in control of New Mobix Labs or changes in the New Mobix Labs Board and New Mobix Labs’ management.

As a Delaware corporation, New Mobix Labs is also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of outstanding Common Stock from engaging in certain business combinations without approval of the holders of substantially all of the Common Stock. Any provision of the Proposed Charter or Proposed Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for stockholders to receive a premium for their shares of Class A Common Stock and could also affect the price that some investors are willing to pay for Class A Common Stock. See “Description of New Mobix Labs’ Securities.”

Our Proposed Charter and the Proposed Bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

Our Proposed Charter and Proposed Bylaws provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the DGCL, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Proposed Charter or the Proposed Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in all cases, subject to the court having personal jurisdiction over the indispensable parties named as defendants, provided, however, that the foregoing would not apply to any causes of action arising under the Securities Act or the Exchange Act; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder, provided, however, that the foregoing will not apply to any action asserting claims under the Exchange Act; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in our Proposed Charter or Proposed Bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision that is contained in our Proposed Charter and Proposed Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer, other employee, agent, or stockholder to the company, which may discourage such claims against us or any of our current or former director, officer, other employee, agent, or stockholder to the Company and result in increased costs for investors to bring a claim.

Risks Related to Chavant and the Transaction

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to Chavant.

Risks Related to Our Status as a Blank Check Company

We may not be able to complete our Transaction by January 22, 2024, in which case, we would cease all operations except for the purpose of winding up and we would redeem our Public Shares and liquidate.

We may not be able to complete our Transaction by January 22, 2024. Our ability to complete our Transaction may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein, and in other reports that we file with the SEC. If we have not completed our Transaction within such time period (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Existing Charter), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law (which foregoing three actions we refer to in this proxy statement/prospectus as “wind up, redeem and liquidate”). Additionally, there will be no redemption rights or liquidating distributions with respect to our Warrants, which will expire worthless in the event of our winding up.

If we are unable to consummate our initial business combination by January 22, 2024, our Public Shareholders may be forced to wait until such date before redemption from our Trust Account can occur.

If we are unable to consummate our initial business combination by January 22, 2024 (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Existing Charter), the proceeds then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of our Existing Charter prior to any voluntary winding up. If we are required to wind up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait until January 22, 2024 (or until the end of any such extended period of time) before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their Ordinary Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete our initial business combination.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

Our Public Shareholders are entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Ordinary Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Existing Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by January 22, 2024 (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Existing Charter) or (B) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination by January 22, 2024 (or by the end of any such extended period of time), subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Holders of Warrants will not have any right to the proceeds held in the Trust Account with respect to the Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Warrants, potentially at a loss.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate an initial business combination and liquidate.

On March 30, 2022, the SEC issued a rule proposal relating to, among other things, circumstances in which special purpose acquisition companies (the “SPAC Rule Proposal”) could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposal would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a special purpose acquisition company satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposal would require a company to file a Current Report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). The company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

There is currently uncertainty concerning the applicability of the Investment Company Act to a special purpose acquisition company. As indicated above, we completed our IPO in July 2021 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time (which is more than 24 months after the effective date of our IPO, as of the date of this proxy statement/prospectus). It is possible that a claim could be made that we have been operating as an unregistered investment company.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of an initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, we would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the Public Shareholders would receive upon any redemption or liquidation of the Company.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of our being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct the trustee with respect to the Trust Account to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and, thereafter, to hold all funds in the Trust Account in cash until the earlier of consummation of an initial business combination or liquidation of the Company. Following such liquidation of the securities held in the Trust Account, we would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount the Public Shareholders would receive upon any redemption or liquidation of the Company.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate the Company. The risk of being deemed subject to the Investment Company Act increases the longer the Company holds securities (i.e., the longer past two years the securities are held), and also increases to the extent the funds in the Trust Account are not held in cash. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time, and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount the Public Shareholders would receive upon any redemption or liquidation of the Company.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent public accounting firm and our legal counsel) and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the Company under the circumstances.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to a letter agreement signed in connection with the IPO, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust

Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, and we believe that our Sponsor’s only assets are securities of our company. Therefore, our Sponsor may be unable to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. We do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

The personal and financial interests of our directors and officers may influence their motivation related to completing the Transaction. Our Initial Shareholders currently hold an aggregate of 2,000,000 Founder Shares. The Founder Shares will be worthless if we do not complete an initial business combination. In addition, our Sponsor and the Representatives’ designees purchased an aggregate of 3,400,000 Private Warrants in a private placement that closed simultaneously with the closing of the IPO that will also be worthless if we do not complete our initial business combination. Since our Initial Shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to any Public Shares they may have acquired during or after the IPO or may acquire in the future), a conflict of interest may arise in determining whether the Transaction is appropriate for our initial business combination and in our shareholders’ best interest. This risk may become more acute as January 22, 2024 nears, which is the current deadline for our completion of the initial business combination. If this were the case, it would be a breach of their fiduciary duties to us as a matter of Cayman Islands law, and we or our shareholders might have a claim against such individuals for infringing on our shareholders’ rights. However, we might not ultimately be successful in any claim we may make against them for such reason.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

In certain circumstances, including if we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be challenged if it were proved that, immediately following the date on which the distribution was made, we were insolvent, or otherwise that the distribution was made to defraud creditors. As a result, a creditor or liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Claims could be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid while we were insolvent would be guilty of an offense and may be liable for a fine and/or for a period of imprisonment in the Cayman Islands.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Risks Related to the Transaction

Our Initial Shareholders control a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including a vote in favor of the Transaction, regardless of how our Public Shareholders vote.

Our Initial Shareholders own shares representing approximately 72.0% of our outstanding Ordinary Shares, and they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including approval of the Transaction and amendments to our Existing Charter. Our Existing Charter provides that, if we seek shareholder approval of an initial business combination, such initial business combination will be approved if we receive approval pursuant to an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who are present in person or represented by proxy and entitled to vote at a general meeting of the Company, including the Founder Shares. In addition, all of the Condition Precedent Proposals to be considered at the Special Meeting, are either ordinary resolutions or are special resolutions, which require the affirmative vote of at least two-thirds of the votes cast by shareholders who are present in person or represented by proxy and entitled to vote at the Special Meeting. Our Initial Shareholders have agreed to vote their shares in favor of the Transaction

Proposal and the other Condition Precedent Proposals, which significantly increases the likelihood that we will receive the requisite shareholder approval for the Transaction.

In addition, if our Initial Shareholders purchase any additional Ordinary Shares in the aftermarket or in privately negotiated transactions in the future, this would increase their control. In addition, our board of directors, whose members were appointed by our Sponsor, is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. We may not hold an annual general meeting to elect new directors prior to the completion of our initial business combination, in which case all of the current directors will continue in office until at least the completion of the Transaction. If there is an annual general meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for appointment to the board of directors, and our Initial Shareholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our Initial Shareholders will continue to exert control at least until the completion of our initial business combination.

We may not realize the anticipated benefits of the Transaction.

Despite our due diligence in connection with the Transaction, our due diligence may not have identified all material issues that may be present within Mobix Labs, and it may not be possible to uncover all material issues through a customary amount of due diligence, or factors outside of Mobix Labs and outside of our control may later arise. Our review may not have discovered all relevant considerations for the future performance of New Mobix Labs. This risk is heightened by Mobix Labs’ status as a private company with a short operating history. See “— Risks Related to Mobix Labs’ Business and Industry.”

Subsequent to our completion of the Transaction, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, our results of operations and our share price, which could cause you to lose some or all of your investment. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities.

Furthermore, we are not required to obtain an opinion from an independent investment banking firm or from another independent entity that commonly renders valuation opinions that the price we are paying is fair to our shareholders from a financial point of view. Thus, our shareholders must rely on the judgment of our board of directors and its determination of fair market value based on standards generally accepted by the financial community as described in this proxy statement/prospectus. Additionally, past performance by our management team and their affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in the Company.

An investment in our securities may not ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in Mobix Labs. Accordingly, any Public Shareholders or Public Warrant holders who choose to remain Public Shareholders or Public Warrant holders following the Transaction could suffer a reduction in the value of their securities. Such Public Shareholders or Public Warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy materials relating to the Transaction contained an actionable material misstatement or material omission.

Resources have been expended in researching the Transaction and other past potential business combinations that were not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete the Transaction, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our Warrants will expire worthless.

The investigation of the Transaction and each past target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments has required substantial management time and attention and substantial costs for accountants, attorneys, consultants and others. If we decide not to complete the Transaction, the costs incurred up to that point likely would not be recoverable. Furthermore, we may fail to complete the Transaction for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete the Transaction, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our warrants will expire worthless.

There are risks to Chavant shareholders who are not affiliates of the Sponsor of becoming stockholders of New Mobix Labs through the Transaction rather than acquiring securities of New Mobix Labs directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Transaction or the issuance of common stock in connection therewith, investors will not receive the benefit of any outside independent review of Chavant’s and New Mobix Labs’ respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, and the rules of the Financial Industry Regulatory Authority, Inc. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. The due diligence conducted by underwriters in an underwritten public offering is expected to provide additional assurance that the disclosure does not contain material misstatements or material omissions. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Transaction, prior to the opening of trading on the trading day immediately following the Closing, there will be no traditional “roadshow” or book-building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-Closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-Closing trading of New Mobix Labs’ securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of New Mobix Labs’ securities or helping to stabilize, maintain or affect the public price of New Mobix Labs’ securities following the Closing.

In addition, New Mobix Labs will not engage in, has not requested and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with New Mobix Labs’ securities that will be outstanding immediately following the Closing. In addition, since New Mobix Labs will become public through a business combination, securities analysts of major brokerage firms may not provide coverage of New Mobix Labs since there is no incentive to brokerage firms to recommend the purchase of its securities. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on New Mobix Labs’ behalf. All of these differences from an underwritten public offering of New Mobix Labs’ securities could result in a more volatile price for New Mobix Labs’ securities.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if New Mobix Labs became a publicly listed company through an underwritten initial public offering instead of upon completion of the Transaction.

In addition, the Sponsor and certain of Chavant’s directors and officers have interests in the Transaction that are different from, or in addition to, the interests of Chavant’s stockholders generally. Such interests may have influenced Chavant’s directors in making their recommendation that you vote in favor of the Transaction Combination Proposal and the other proposals described in this proxy statement/prospectus. See “Proposal No. 1 — The Transaction Proposal — The Transaction — Interests of Certain Persons in the Transaction.”

Chavant’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether to proceed with the Transaction, and, as a result, the terms may not be fair from a financial point of view to the Public Shareholders.

In analyzing the Transaction, Chavant’s management and its advisors conducted significant due diligence on Mobix Labs. For a complete discussion of the factors utilized by Chavant’s board of directors in approving the Transaction, see the section entitled “Proposal No. 1 — The Transaction Proposal — The Transaction — Chavant’s Board of Directors’ Reasons for the Approval of the Transaction.” Chavant’s board of directors did not obtain a third-party valuation or fairness opinion to assist it in its determination. Accordingly, investors will be relying solely on the judgment of Chavant’s board of directors in valuing Mobix Labs, and Chavant’s board of directors may be incorrect in its assessment of the Transaction. The Chavant board of directors’ determination was partially based on quantitative factors such as a comparable company analysis based on selected publicly-traded companies, as discussed under the heading “Proposal No. 1 — The Transaction Proposal — The Transaction — Chavant’s Board of Directors’ Reasons for the Approval of the Transaction.” However, the Chavant board of directors did not rely solely on quantitative factors. The Chavant board of directors also made qualitative judgments based on information regarding (i) Mobix Labs’ business, prospects, technology, market opportunities, strategic relationships and strategic business goals and objectives and (ii) uncertainties and risks for Mobix Labs’ business and industry. In addition, the Chavant board of directors made qualitative judgments, based on the experience and professional judgment of Chavant’s management team, concerning differences between the operational, business and/or financial characteristics of Mobix Labs and the selected companies to provide a context in which to consider the results of the quantitative analysis. The lack of a third-party valuation or fairness opinion may also lead an increased number of Public Shareholders to vote against the Transaction or demand redemption of their shares, which could potentially impact our ability to consummate the Transaction.

We may be unable to obtain additional financing to complete the Transaction or to fund the operations and growth of a target business, which could compel us to restructure or abandon the Transaction.

The estimated enterprise value of Mobix Labs is greater than we could acquire with the net proceeds of the IPO and the sale of the Private Warrants and the proceeds of the PIPE Private Placement alone. As a result, if the cash portion of the purchase price exceeds the amount available from the Trust Account, net of amounts needed to satisfy any redemption by Public Shareholders, and the PIPE Private Placement, we will be required to seek additional financing to complete the proposed Transaction. Such financing may not be available on acceptable terms, or at all. To the extent that additional financing proves to be unavailable when needed to complete the Transaction, we would be compelled to either restructure the transaction or abandon the Transaction and seek an alternative target business candidate. Further, we may be required to obtain additional financing in connection with the closing of the Transaction for general corporate purposes, including for maintenance or expansion of operations of the post-transaction business, the payment of principal or interest due on any indebtedness incurred in completing the Transaction, or to fund the purchase of other companies. If we are unable to complete the Transaction and unable to find another suitable target for our initial business combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our Public Warrants will expire worthless. In addition, the failure to secure additional financing to fund the operations of the post-transaction business following the Transaction could have a material adverse effect on the continued development or growth of New Mobix Labs. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after the Transaction.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Transaction, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

We may choose to incur substantial debt to complete our Transaction. If we incur any indebtedness, we expect to obtain from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the Trust Account. As such, no issuance of debt will affect the per share amount available for redemption from the Trust Account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenues after the Transaction are insufficient to repay our debt obligations;
●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
●	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;
●	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;
●	our inability to pay dividends on our Ordinary Shares;
●	using a substantial portion of our cash flow to pay principal and interest on our debt, which would reduce the funds available for dividends on our Ordinary Shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;
●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

The issuance of Post-March 26 Financing Securities by Mobix Labs has increased, and could further increase, the number of shares of Class A Common Stock issuable pursuant to the Business Combination Agreement, resulting in incremental dilution to Chavant’s shareholders.

Pursuant to Amendment No. 1 to the Business Combination Agreement, shares of Post-March 26 Financing Securities are excluded from the calculation of the Company Fully-Diluted Number, as used under the Business Combination Agreement to calculate the Per Share Exchange Ratio that determines how many shares of Class A Common Stock the existing stockholders of Mobix Labs will receive for their securities in the Transaction. Post-March 26 Financing Securities are shares of (i) Mobix Labs Common Stock or (ii) Mobix Labs Common Stock issuable upon exercise or conversion of Mobix Labs Warrants, Mobix Labs Convertible Instruments or convertible debt, in each case, where such Mobix Labs securities were issued for cash and in accordance with the Business Combination Agreement, and as a result of, or in connection with, any private placement entered into by Mobix Labs after March 26, 2023. As of October 31, 2023, Mobix Labs has issued Post-March 26 Financing Securities consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock, which are expected to be exchanged into a total of 2,765,886 shares of Class A Common Stock at the Closing. Mobix Labs anticipates that it will continue to need to issue Post-March 26 Financing Securities to help finance its ongoing business operations and to pay transaction expenses. The issuance of Post-March 26 Financing Securities will not affect the Per Share Exchange Ratio, and the Aggregate Transaction Consideration will be increased by the number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities. The Business Combination Agreement does not cap the number of such shares that may be issuable. These incremental shares of Class A Common Stock will dilute Chavant’s shareholders and impact our financial results.

The provisions of our Existing Charter that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended with the approval of holders of not less than two-thirds of our Ordinary Shares who attend and vote at a general meeting of the Company (or 65% of our Ordinary Shares with respect to amendments to the trust agreement governing the release of funds from our Trust Account), which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend our Existing Charter to facilitate the completion of the Transaction that some of our shareholders may not support.

Our Existing Charter provides that any of its provisions related to pre-business combination activity (including the requirement to deposit proceeds of the IPO and the Private Warrants into the Trust Account and not to release such amounts except in specified circumstances, and to provide redemption rights to Public Shareholders as described herein) may be amended if approved by special resolution, under Cayman Islands law which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the Company, and corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by holders of 65% of our Ordinary Shares. Our Initial Shareholders, who collectively beneficially own 72.0% of our Ordinary Shares, will participate in any vote to amend our Existing Charter and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our Existing Charter that govern our pre-business combination behavior more easily than some other special purpose acquisition companies, and this may increase our ability to complete the Transaction, even if you do not agree. Our shareholders may pursue remedies against us for any breach of our Existing Charter.

Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our Existing Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by January 22, 2024 (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Existing Charter) or (B) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our Public Shareholders with the opportunity to redeem their Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public

Shares. Our Public Shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our Sponsor, officers, directors or director nominees for any breach of these agreements. As a result, in the event of a breach, our Public Shareholders would need to pursue a shareholder derivative action, subject to applicable law.

If a shareholder fails to receive notice of our offer to redeem our Public Shares in connection with our initial business combination, or fails to comply with the procedures for redeeming its shares, such shares may not be redeemed.

We will comply with the proxy rules when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy materials, such shareholder may not become aware of the opportunity to redeem its shares. In addition, this proxy statement/prospectus describes the various procedures that must be complied with in order to validly tender or submit Public Shares for redemption. For example, our Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” must, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically up to two business days prior to the Special Meeting. In the event that a shareholder fails to comply with these or any other procedures disclosed in this proxy statement/prospectus, its shares may not be redeemed.

The absence of a specified maximum redemption threshold may make it easier for Chavant to consummate the Transaction even if a substantial majority of Chavant’s Public Shareholders elect to redeem their shares.

Our Existing Charter does not provide a specified maximum redemption threshold. In addition, in connection with the Third Extension, our shareholders approved the removal of the Redemption Limitation from our Amended and Restated Articles of Association, which previously would have restricted our ability to redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001. Our proposed Transaction imposes a minimum cash condition as discussed under “Proposal No. 1 — The Transaction Proposal — The Business Combination Agreement — Conditions to Closing.” However, as long as we satisfy this minimum cash condition through the PIPE Private Placement, other Financing Arrangements and any other available cash, we would be able to complete the Transaction regardless of the level of redemptions by our Public Shareholders. Further, although our proposed Transaction also imposes a condition that our net tangible assets not be less than $5,000,001 after giving effect to the PIPE Private Placement and any redemptions of Public Shares by our Public Shareholders, Mobix Labs could elect to waive this condition. As a result, we may be able to complete our Transaction even if a substantial majority of our Public Shareholders do not agree with the transaction and have redeemed their shares.

In the event the aggregate cash consideration we would be required to pay for all Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Transaction exceed the aggregate amount of cash available to us, we will not complete the Transaction or redeem any shares in connection with such initial Transaction, all Public Shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination or may find it necessary to wind up, redeem and liquidate.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Transaction, require substantial financial and management resources, and increase the time and costs of completing an initial business combination.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ended December 31, 2022. In the event that we are deemed to be a large accelerated filer or an accelerated filer, or otherwise cease to be an emerging growth company, we would be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Even while we remain an emerging growth company, however, compliance with Section 404 of the Sarbanes-Oxley Act is likely to be burdensome and require significant management attention. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls, as is the case with Mobix Labs. See “—Risks Related to Mobix Labs’ Business and Industry — Mobix Labs identified material weaknesses in its internal control over financial reporting. If Mobix Labs is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect Mobix Labs’ business and share price.” We expect the development of the internal controls of Mobix Labs to achieve compliance with the Sarbanes-Oxley Act to entail significant costs, and the efforts of New Mobix Labs to implement such internal controls may not be successful.

CFIUS or other regulatory agencies may modify, delay or prevent our Transaction.

CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”

Our Sponsor has substantial ties to non-U.S. persons, and certain of the members of our Board are non-U.S. persons. Although Dr. Ma, our chief executive officer, is a U.S. citizen and, as the sole member of the manager of the Sponsor, has voting and investment discretion with respect to the ordinary shares held of record by the Sponsor, a majority of the funds invested in the Sponsor were provided by non-U.S. persons. Although following the redemption of certain of the Company’s outstanding shares that occurred in July 2022, January 2023 and July 2023 in connection with the First Extension, the Second Extension and the Third Extension by which the Company must complete its initial business combination, the Sponsor held 56.9% of the ordinary shares of the Company as of October 31, 2023 and Mobix Labs is a U.S. business, the Company’s organizational documents do not grant investors in the Sponsor special information or governance rights with respect to the Company. However, we cannot predict whether the Company may be deemed to be a “foreign person” under the regulations relating to CFIUS or may be subject to review by any other U.S. government entity. As such, a Transaction with Mobix Labs may be subject to CFIUS review or other regulatory review, depending on the Company’s ultimate share ownership following the Transaction and other factors. If the Transaction with Mobix Labs were to fall within CFIUS’s jurisdiction, we risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to modify or delay our Transaction, impose conditions with respect to such Transaction, request the President of the United States to order us to divest all or a portion of Mobix Labs if we were to acquire it without first obtaining CFIUS approval or prohibit the Transaction entirely. The time necessary for CFIUS review of the transaction or a decision to delay or prohibit the transaction may also prevent the Transaction from occurring within the applicable time period required under the Company’s Existing Charter. These risks may limit the attractiveness of, delay or prevent us from pursuing our initial business combination.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, and we have limited time to complete our Transaction. If we are unable to consummate our Transaction within the applicable time period required under the Company’s Existing Charter, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a Transaction. Additionally, in the event of liquidation, there will be no distribution with respect to outstanding Warrants, and the Warrants will expire worthless.

Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, which were underwriters in our IPO, are expected to receive a marketing fee that will be released from the Trust Account only on a completion of an initial business combination and have agreed to provide certain services to us in connection with a business combination upon our request. These financial incentives may cause them to have potential conflicts of interest in rendering any such additional services to us, including, for example, in connection with the consummation of the Transaction.

At the time of our initial public offering, we entered into a business combination marketing agreement with Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, the underwriters in our IPO, under which we expect to pay a marketing fee of up to 3.5% of the gross proceeds of our IPO, or up to $2.8 million, which is conditioned on the completion of an initial business combination. Under the business combination marketing agreement, Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC agreed to provide certain services to us upon our request in connection with a business combination. We have recently engaged in discussions with Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC regarding the amount of the marketing fee and any services that they may provide. These discussions are not complete, but we may pay them an amount up to the amount indicated above. The underwriters’ or their respective affiliates’ financial interests tied to the consummation of the Transaction may give rise to potential conflicts of interest in providing any such additional services to us, including potential conflicts of interest in connection with the consummation of the Transaction upon which any such fee would be payable.

Risks Related to Our Incorporation in the Cayman Islands

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our Existing Charter, the Companies Act (As Revised) of the Cayman Islands (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may lack standing to initiate a shareholders’ derivative action in a federal court of the United States.

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

The Financial Action Task Force has increased monitoring of the Cayman Islands, and it is unclear if this monitoring could have negative implications for companies organized in the Cayman Islands, such as the Company.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering/counter-terrorist and proliferation financing practices are under increased monitoring, commonly referred to as the “FATF grey list.” The FATF was established in July 1989 by a Group of Seven (G-7) Summit and is a task force composed of member governments who agree to fund the FATF on temporary basis with specific goals and projects — it is an international policy-making body that sets international anti-money laundering standards and counter-terrorist financing measures. The FATF monitors countries to ensure they implement the FATF Standards fully and effectively, and holds countries to account that do not comply. When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. In its October 2021 plenary, the FATF positively recognized the ongoing efforts of the Cayman Islands to improve its anti-money laundering and counter-terrorist financing regime. Despite the progress the Cayman Islands is making on satisfying the final outstanding recommendations (being considered as compliant or largely compliant with all of the FATF’s 40 recommendations and having completed 62 out of 63 FATF recommendation actions with the Cayman Islands’ progress toward satisfying the final FATF recommended action scheduled to be assessed at the FATF’s February 2023 plenary), it is still unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

The Cayman Islands has also been added to the EU AML High-Risk Third Countries List, and it is unclear if this monitoring could have negative implications for companies organized in the Cayman Islands, such as the Company.

On March 13, 2022, the European Commission (“EC”) updated its list of “high-risk third countries” (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes to add nine countries, including the Cayman Islands. The EC has noted it is committed to there being a greater alignment between the EU AML List and the FATF listing process. The addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

Provisions in our Existing Charter and Cayman Islands law may have the effect of discouraging lawsuits against our directors and officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our Existing Charter provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

In addition, in recent months, the market for directors and officers liability insurance for SPACs has changed. The premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. These trends may continue and could significantly increase our costs and adversely affect our results of operations.

Risks Related to Tax Matters

There is uncertainty regarding the federal income tax consequences of the redemption to the Public Shareholders.

There is uncertainty regarding the U.S. federal income tax consequences to Public Shareholders who exercise their redemption rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and includes (i) whether the redemption is treated as a distribution from Chavant, which would be taxable in the same manner that distributions are taxed, or as a sale, which would be taxable as capital gain or loss, and (ii) whether capital gain, if any, is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain or loss, will depend largely on whether the holder owns (or is deemed to own) any shares of Class A Common Stock following the redemption, and if so, the total number of shares of Class A Common Stock held by the holder both before and after the redemption relative to all shares of Class A Common Stock outstanding both before and after redemption. The redemption generally will be treated as sale, rather than a distribution, if the redemption (i) is

“substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest of Chavant or (ii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal nature of certain of such tests and the absence of clear guidance from the IRS, there is uncertainty as to whether a holder who elects to exercise its redemption rights will be taxed on any proceeds from the redemption as a distribution potentially giving rise to dividend income or sale proceeds treated as capital gain. See the section entitled “Material U.S. Federal Income Tax Considerations.”

We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions of our Public Shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new non-deductible U.S. federal 1% excise tax on certain “repurchases” of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023, which has been added as new Section 4501 of the Code. In addition, on December 27, 2022, the IRS released Notice 2023-2, which provides interim guidance on the application of Section 4501 of the Code. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally equal to 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “Netting Rule”). In addition, certain exceptions apply to the excise tax.

A redemption of Public Shares that occurs in connection with the Transaction may be subject to the excise tax, given that the Domestication will have occurred prior to effecting any such redemption. However, given the expected fair market value of new equity of the Company that is expected to be issued in connection with the PIPE Subscription Agreements relative to the number of remaining Public Shares that are eligible for redemption in connection with the Transaction and the prescribed redemption price of such Public Shares, we do not believe, based on current IRS and Treasury guidance and due to the application of the Netting Rule, that redemptions of Public Shares effected in connection with the Transaction would cause the Company to become subject to the excise tax. However, IRS and Treasury guidance is subject to change, and may change in a manner which alters this expectation. The application of the excise tax could cause a reduction in the cash on hand available to the Company and/or could negatively impact Public Shareholders who exercise their redemption rights.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse United States federal income tax consequences to U.S. investors.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Ordinary Shares or Warrants, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception. Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year (and, in the case of the startup exception, potentially not until after the two taxable years following our current taxable year). However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Moreover, if we determine we are a PFIC for any taxable year, upon request, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to our Warrants in all cases. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

Unanticipated changes in our effective tax rate or challenges by tax authorities could harm our future results.

We are not subject to income taxes in the Cayman Islands, but we may become subject to income taxes in various other jurisdictions in the future. Our effective tax rate could be adversely affected by changes in the allocation of our pre-tax earnings and losses among countries with differing statutory tax rates, in certain non-deductible expenses as a result of acquisitions, in the valuation of our deferred tax assets and liabilities, or in federal, state, local or non-U.S. tax laws and accounting principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. Increases in our effective tax rate would adversely affect our operating results. In addition, we may be subject to income tax audits by various tax jurisdictions throughout the world. The application of tax laws in such jurisdictions may be subject to diverging and sometimes conflicting interpretations by tax authorities in these jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

Risks Related to Our Warrants

You will not be permitted to exercise your Warrants unless we register and qualify the underlying Class A Common Stock or certain exemptions are available.

If the issuance of the Class A Common Stock upon exercise of the Warrants is not registered, qualified or exempt from registration or qualification under the Securities Act and applicable state securities laws, holders of Warrants will not be entitled to exercise such Warrants, and such Warrants may have no value and expire worthless. In such event, holders who acquired their Warrants as part of a purchase of Units will have paid the full Unit purchase price solely for the Class A Common Stock included in the Units.

We have not registered the Class A Common Stock issuable upon exercise of the Warrants under any state securities laws. However, under the terms of the Warrant Agreement, we have agreed that, as soon as practicable, but in no event later than 15 business days, after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement covering the registration under the Securities Act of the Class A Common Stock issuable upon exercise of the Warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the Class A Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement. We may be unable to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order.

If the Class A Common Stock issuable upon exercise of the Warrants are not registered under the Securities Act, under the terms of the Warrant Agreement, holders of Warrants who seek to exercise their Warrants will not be permitted to do so for cash and, instead, will be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act or another exemption.

In addition, if our Class A Common Stock, at the time of any exercise of a Public Warrant,is not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act, we may, at our option, not permit holders of Public Warrants who seek to exercise their Public Warrants to do so for cash and, instead, require them to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act, as described in the following risk factor; in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares underlying the Public Warrants under applicable state securities laws, and in the event we do not so elect, we will use our best efforts to register or qualify the shares underlying the Public Warrants under applicable state securities laws to the extent an exemption is not available.

In no event will we be required to net cash settle any Warrant or issue securities (other than upon a cashless exercise as described above) or other compensation in exchange for the Warrants in the event that we are unable to register or qualify the shares underlying the Warrants under the Securities Act or applicable state securities laws.

You may only be able to exercise your Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Class A Common Stock from such exercise than if you were to exercise such warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of Warrants who seek to exercise their Warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Class A Common Stock issuable upon exercise of the Warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if we have so elected and the Class A Common Stock are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; or (iii) if we have so elected and we call the Public Warrants for redemption. If you exercise your Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the Warrants for that number of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of Class A Common Stock underlying the Warrants, multiplied by the excess of the “fair market value” of our Class A Common Stock (as defined in the next sentence) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Class A Common Stock as reported during the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of Warrants, as applicable. As a result, you would receive fewer Class A Common Stock from such exercise than if you were to exercise such Warrants for cash.

Even if the Transaction is consummated, the Public Warrants may never be in the money, and they may expire worthless, and the terms of the Warrants may be amended in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least a majority of the then outstanding Public Warrants. As a result, the exercise price of your Warrants could be increased, the exercise period could be shortened and the number of Class A Common Stock purchasable upon exercise of a Warrant could be decreased, all without your approval.

Our Warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder of Public Warrants if holders of at least a majority of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least a majority of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or shares, shorten the exercise period or decrease the number of Class A Common Stock purchasable upon exercise of a Warrant.

A provision of our Warrant Agreement could cause the downward adjustment of the exercise price for the Warrants in connection with the Transaction, which could lead to further dilution for holders of Ordinary Shares.

If (i) we issue additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per Ordinary Share, (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (iii) the market value of our Ordinary Shares is below $9.20 per share, then the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the market value and the newly issued price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the market value and the newly issued price, respectively.

In addition, under the PIPE Subscription Agreement entered into in connection with the PIPE Investment, we agreed to issue additional shares of Class A Common Stock to the PIPE Investor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period commencing on the date that is 30 days after the date on which the resale registration statement that registers the Class A Common Stock delivered to the PIPE Investor is declared effective is less than $10.00 per share. See “Proposal No. 1 — The Transaction Proposal — Certain Agreements Related to the Transaction — PIPE Subscription Agreement.” This feature of the PIPE Subscription Agreement makes it more likely that the exercise price of the Warrants would be adjusted under the circumstances described in the preceding paragraph. If the exercise price of the Warrants is adjusted downward, it may be more likely that the Warrants will be exercised. Any exercise of the Warrants would lead to further dilution to holders of Ordinary Shares.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the closing price of our Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Ordinary Shares and equity-linked securities for capital raising purposes in connection with the closing of our initial business combination) for any 20 trading days within a 30 trading-day period commencing once the Warrants become exercisable and ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met on the date we give notice of redemption. We will not redeem the Warrants unless an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period, except if the Warrants may be exercised on a cashless basis and such cashless exercise is exempt from warrant registration under the Securities Act. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of the outstanding Warrants could force you to (i) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) accept the nominal redemption price, which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants. None of the Private Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

Because each Unit contains three-quarters of one Public Warrant and only a whole Public Warrant may be exercised, the Units may be worth less than units of other SPACs.

Each Unit contains three-quarters of one Public Warrant. Pursuant to the Warrant Agreement, no fractional Public Warrants were issued upon separation of the Units, and only whole Units trade. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Ordinary Shares to be issued to the Warrant holder. This is different from other SPACs whose units include one common share and one warrant to purchase one whole share. We have established the components of the Units in this way in order to reduce the dilutive effect of the Public Warrants upon completion of a Transaction since the Public Warrants will be exercisable in the aggregate for three-quarters of the number of shares compared to units that each contain a whole warrant to purchase one share. Nevertheless, this Unit structure may cause our Units to be worth less than if they included a Warrant to purchase one whole share.

Our Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with our company.

Our Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our Warrants shall be deemed to have notice of and to have consented to the forum provisions in our Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such Warrant holder in any such enforcement action by service upon such Warrant holder’s counsel in the foreign action as agent for such Warrant holder.

This choice-of-forum provision may limit a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Our Private Warrants are accounted for as a warrant liability and, upon issuance, were recorded at fair value, with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our Ordinary Shares.

As of the date hereof, there are 9,400,000 Warrants outstanding (comprised of the 6,000,000 Public Warrants included in the Units sold in our IPO and the 3,400,000 Private Warrants). We account for these Private Warrants as a warrant liability and recorded the Private Warrants at fair value at the time of their issuance. Any changes in fair value each quarterly fiscal period are reported in earnings. The impact of changes in fair value on earnings may have an adverse effect on the market price of our Ordinary Shares.

Chavant General Risk Factors

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022. These material weaknesses, and any additional material weaknesses that may be identified in the future, could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022 related to the lack of sufficient personnel with an appropriate level of internal control and accounting knowledge, training and experience commensurate with our financial reporting requirements, and such material weaknesses were not fully remediated as of June 30, 2023. This material weakness contributed to additional material weaknesses in our financial reporting processes as management did not design and maintain effective controls over:

(1)	the calculation of earnings per share and classification of the reinvestment of interest and dividend income in the Trust Account in the statement of cash flows;
(2)	complex accounting, specifically the accounting for the PIPE; and
(3)	the review of third-party valuations.

Accordingly, we have concluded that our internal control over financial reporting was not effective as of June 30, 2023 because the material weaknesses in our internal control over financial reporting as of December 31, 2022, and as described above, continue to exist as of June 30, 2023. Our management plans to remediate these material weaknesses by enhancing our processes to identify and appropriately apply applicable accounting requirements and by increasing communication among our personnel and third-party professionals with whom we consult regarding accounting applications. However, the elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. In light of these material weaknesses, we performed additional analyses as deemed necessary to ensure that our financial statements were prepared in accordance with GAAP.

As a result of these material weaknesses, and any additional material weaknesses that we may identify in the future, we may be unable to provide required financial information in a timely and reliable manner, and we may incorrectly report financial information. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities. Failure to timely file will cause us to be ineligible to utilize short-form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. In either case, there could result a material adverse effect on our business. The existence of material weaknesses in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our Ordinary Shares.

The measures we have taken and plan to take in the future may not remediate these material weaknesses, and additional material weaknesses or restatements of financial results could arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance and may adversely affect our business, including our ability to complete our initial business combination, and our results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Those laws and regulations and their interpretation and application may also change from time to time, and those changes could have a material adverse effect on our business, investments and results of operations. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Transaction, and our results of operations.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our Units, Ordinary Shares and Warrants are listed on Nasdaq. Our securities may not be, or may not continue to be, listed on Nasdaq in the future or prior to our initial business combination. In order to continue listing our securities on Nasdaq prior to our initial business combination, we must maintain certain financial, distribution and share price levels. Generally, we must maintain a minimum amount of shareholders’ equity (generally $2.5 million) and a minimum number of holders of our securities (generally 300 public holders). Additionally, in connection with our initial business combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, our share price would generally be required to be at least $4.00 per share, and our shareholders’ equity would generally be required to be at least $5.0 million. We may be unable to meet those initial listing requirements at that time.

On March 23, 2023, the Company received a notice (the “MVLS Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC that, for the previous 30 consecutive business days, the Market Value of Listed Securities (as defined in the Nasdaq Listing Rules) (“MVLS”) for the Company’s ordinary shares was below the $35 million minimum MVLS requirement for continued listing on The Nasdaq Capital Market (the “MVLS Rule”). In accordance with the Nasdaq Listing Rules, the Company had 180 calendar days (i.e., until September 19, 2023) to regain compliance with the MVLS Rule.

On August 24, 2023, the Company received a notice (the “Minimum Public Holders Notice”) from the Staff, notifying the Company that it currently does not have at least 300 Public Holders for continued listing on The Nasdaq Capital Market (the “Minimum Public Holders Rule” and, together with the MVLS Rule, the “Rules”)). The Minimum Public Holders Notice followed the Company’s communication to the Staff that it was not in compliance with the Minimum Public Holders Rule on August 18, 2023. The Minimum Public Holders Notice stated that the Company had 45 calendar days to submit a plan to regain compliance with the Minimum Public Holders Rule, which the Company submitted on October 9, 2023.

On September 20, 2023, the Company received a notice of a determination of delisting (the “First Delisting Notice”) from the Staff. The First Delisting Notice referenced the MVLS Notice and stated that the Company had not regained compliance with the MVLS Rule within the required 180-day period and that the ordinary shares and the other listed securities of the Company would be subject to delisting unless the Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). Accordingly, on September 22, 2023, the Company submitted a request for a hearing before the Panel. On September 22, 2023, the Company received a letter from the Staff stating that a hearing has been scheduled for November 9, 2023 (the “Hearing”) and that the Staff’s delisting action referenced in the First Delisting Notice has been stayed pending a final written decision by the Panel.

On October 18, 2023, the Company received an additional notice of a determination of delisting (the “Second Delisting Notice”) from the Staff. The Second Delisting Notice referenced (i) the Hearing and (ii) the Company’s previously reported failure to satisfy the Minimum Public Holders Rule. The Second Delisting Notice stated that the Company’s failure to satisfy the Minimum Public Holders Rule serves as an additional basis for delisting the Company’s ordinary shares and other listed securities and notified the Company that the Panel would consider this matter at the Hearing in rendering a determination regarding the Company’s continued listing on Nasdaq. On October 20, 2023, the Company submitted a plan of compliance to the Staff with respect to the Minimum Public Holders Rule and the MVLS Rule in preparation for the Hearing.

The Company has requested the Staff to grant it an additional 180 days from the date of the Minimum Public Holders Notice to demonstrate compliance with the Rules. The Panel has the authority to grant an additional extension period for compliance, but there can be no assurance that the Company will be granted more time to attempt to comply with the Rules or be able to regain or maintain compliance with Nasdaq listing standards.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our Ordinary Shares are a “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
●	a limited amount of news and analyst coverage; and
●	decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Units, Ordinary Shares and Warrants are listed on Nasdaq, our Units, Ordinary Shares and Warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute, and we would be subject to regulation in each state in which we offer our securities.

We are dependent upon our officers and directors, and their loss could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed our initial business combination. None of our officers and directors is required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including monitoring due diligence related to the Transaction. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.

In addition, should the management of any target business, including Mobix Labs, not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any shareholders who choose to remain shareholders following the Transaction could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the Transaction contained an actionable material misstatement or material omission.

Certain agreements with our Sponsor, officers, directors and other Initial Shareholders may be amended without shareholder approval.

Certain agreements with our Sponsor, officers, directors, and other Initial Shareholders, such as the letter agreement among us and our Initial Shareholders, the registration rights agreement among us and our Initial Shareholders and the private placement warrants purchase agreement between us and our Sponsor, contain provisions relating to transfer restrictions of our Founder Shares and Private Warrants, indemnification of the Trust Account, waiver of redemption rights and participation in liquidating distributions from the Trust Account. These agreements contain various provisions that our Public Shareholders might deem to be material. For example, our letter agreement contains certain lock-up provisions with respect to the Founder Shares, Private Warrants and other securities held by our Initial Shareholders. Amendments to such agreements would require the consent of the applicable parties thereto and would need to be approved by our Board, which may do so for a variety of reasons, including to facilitate the Transaction. While we do not expect our Board to approve any amendment to any of these agreements prior to the Transaction, it may be possible that our Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement. Any material amendment entered into in connection with the consummation of the Transaction will be disclosed in our SEC filings. Any such amendments would not require approval from our shareholders, may result in the completion of the Transaction even if it may not otherwise have been possible and may have an adverse effect on the value of an investment in our securities. For example, amendments to the lock-up provision discussed above may result in our Initial Shareholders selling their securities earlier than they would otherwise be permitted, which may have an adverse effect on the price of our securities.

Provisions in our Existing Charter may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Ordinary Shares and could entrench management.

Our Existing Charter contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preference shares, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Cyber incidents or cyberattacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of our third-party service providers. Third parties could attempt to gain unauthorized access to or disrupt our information technology (“IT”) systems or information, and such attacks are becoming increasingly more sophisticated. These attacks, which might be related to industrial, corporate or other espionage, criminal hackers or state-sponsored intrusions, may include malware, disrupted denial of service attacks, ransomware attacks and other electronic security breaches that could lead to disruptions to our IT systems, data or operations, or the unauthorized or unintended access to or disclosure of our confidential information, including, without limitation, personal information and information regarding our business activities. As an early stage company without significant investments in data security protection, we may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerabilities in our digital technologies, or any cyber incidents or cyberattacks affecting our digital technologies or the digital technologies of our third-party service providers, including those described above. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to information theft, data corruption, operational disruption and/or financial loss.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Transaction, the Chavant Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Transaction will not be approved and may not be consummated.

The Chavant Board expects to seek approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the Chavant Board will not have the ability to adjourn the Special Meeting to a later date or dates and, therefore, will not have more time to solicit votes to approve the proposals required to consummate the Transaction. In such an event, the Transaction would not be completed.

Risks Related to Ownership of Class A Common Stock Following the Transaction

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to New Mobix Labs.

New Mobix Labs may experience significant fluctuations in our results of operations, making it difficult to project future results.

Our operating results may vary significantly and are not necessarily an indication of future performance. These fluctuations may be a result of a variety of factors, some of which are beyond our control and include our ability to commercialize our wireless products and increase gross margin of our existing products, increased competition in the markets in which we operate, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation, natural disasters and pandemics and other risks described elsewhere in these risk factors. As such, we may not accurately forecast our operating results. We base our expense levels and investment plans on estimates. A significant portion of our expenses and investments are fixed, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If we are unable to achieve sustained profits, our business, financial condition, and results of operations would be negatively impacted, which would affect the market price of Class A Common Stock.

The market price of Class A Common Stock may be volatile, and the value of our common stock may decline.

If the benefits of the Transaction do not meet the expectations of investors or securities analysts, the market price of the Class A Common Stock prior to the consummation of the Transaction may decline. The market values of the Class A Common Stock at the time of the Transaction may vary significantly from the prices of the Ordinary Shares on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which Chavant shareholders vote on the Transaction. Because the number of shares to be issued pursuant to the Business Combination Agreement will not be adjusted to reflect any changes in the market price of the Ordinary Shares, the market value of shares issued in the Transaction may be higher or lower than the values of these shares on earlier dates. The market price of Class A Common Stock is likely to be volatile and could be subject to wide fluctuations in response to the risk factors described in the proxy statement/prospectus, as well as others.

In addition, stock markets, and the trading of semiconductor companies’ and technology companies’ stocks in particular, have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, including semiconductor companies’ and technology companies’, have fluctuated in a manner often unrelated to the operating performance of those companies. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of New Mobix Labs’ Class A Common Stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Shareholder activism or securities litigation could give rise to perceived uncertainties regarding the future of our business and it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect relationships with suppliers, customers, channel partners and other parties.

There has been no prior public market for Mobix Labs’ securities. The stock price of Class A Common Stock may be volatile or may decline regardless of its operating performance, and you may not be able to resell your securities at or above the price you acquired them.

Prior to the Transaction, there has been no public market for Mobix Labs securities. You may not be able to sell your securities quickly or at the market price if trading in New Mobix Labs securities is not active. An active or liquid market in New Mobix Labs securities may not develop upon the completion of the Transaction, or if it does develop, it may not be sustainable. As a result of these and other factors, you may be unable to resell your securities of New Mobix Labs securities at or above the initial public offering price.

Further, an inactive market may also impair New Mobix Labs’ ability to raise capital by selling New Mobix Labs securities and may impair our ability to enter into strategic collaborations or acquire companies or products by using our securities as consideration.

Future sales of Class A Common Stock after the consummation of the Transaction may cause the market price of New Mobix Labs’ Class A Common Stock to drop significantly, even if New Mobix Labs’ business is doing well.

Sales of a substantial number of shares of our Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A Common Stock and may make it more difficult for investors to sell their shares of our Class A Common Stock at a time and price that investors deem appropriate. All outstanding shares of our Class A Common Stock previously held by the pre-Transaction Public Shareholders at the completion of the Transaction and a substantial number of shares of our Class A Common Stock issued as consideration in the Transaction are freely tradable without restriction under the Securities Act, except for any shares of our Class A Common Stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which are subject to restrictions under the Securities Act.

At any time after the expiration of a lock-up applicable to certain shares held by the parties to the Amended and Restated Registration Rights and Lock-up Agreement, such stockholders will be able to sell such shares pursuant to a resale registration statement filed by New Mobix Labs. Sales of our Class A Common Stock as restrictions end or pursuant to registration rights may make it more difficult for New Mobix Labs to sell equity securities in the future at a time and at a price that New Mobix Labs deems appropriate. These sales also could cause the trading price of our Class A Common Stock to fall and make it more difficult for you to sell shares of our Class A Common Stock at a time and price that you deem appropriate. Prior to the expiration or termination of the applicable provisions of the Amended and Restated Registration Rights and Lock-Up Agreement, the subject shares will be restricted from resale, which may reduce the public “float” of the our Class A Common Stock, possibly making it difficult to maintain or obtain the quotation, listing or trading of our Class A Common Stock on a national securities exchange, and possibly having the effect of reducing the trading market for shares of our Class A Common Stock, which could adversely affect the price of shares of our Class A Common Stock.

We also intend to file a registration statement on Form S-8 under the Securities Act to register shares of our Class A Common Stock that may be issued under our equity incentive plans from time to time, as well as any shares of our Class A Common Stock underlying outstanding options and RSUs that have been granted or promised to our directors, executive officers and other employees, including the Post-Closing RSUs, all of which are subject to time-based vesting conditions. Shares registered under these registration statements will be available for sale in the public market upon issuance subject to vesting arrangements and exercise of options, as well as Rule 144 in the case of our affiliates.

We are unable to predict the effect that these sales, particularly sales by our directors, executive officers and significant stockholders, may have on the prevailing market price of our Class A Common Stock. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our Class A Common Stock in the public market, the trading price of our Class A Common Stock could decline significantly and make it difficult for us to raise funds through securities offerings in the future.

Future sales and issuance of Class A Common Stock after the consummation of the Transaction, including the issuance of Make-Whole Shares under the PIPE Subscription Agreement, may result in the dilution of our stockholders, create downward pressure on the price of our Class A Common Stock, and restrict our ability to raise additional capital or take advantage of future opportunities.

In connection with the Transaction, Chavant entered into the PIPE Subscription Agreement, pursuant to which, among other things, the PIPE Investor has agreed to purchase 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30.0 million, substantially concurrently with the closing of the Transaction, on the terms and subject to the conditions of the PIPE Subscription Agreement. Pursuant to the PIPE Subscription Agreement, Chavant agreed to issue additional shares of Class A Common Stock to the PIPE Investor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period (the “Adjustment Period”) commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of Make-Whole Shares equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the end of the Adjustment Period multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00. If the Make-Whole Shares are issued to the PIPE Investor upon the occurrence of the triggering event, there will be dilution to our stockholders’ equity and the market price of our Class A Common Stock may decrease due to the additional selling pressure in the market. Any issuance of Make-Whole Shares below $9.20 per share may also cause the exercise price of our Warrants to be adjusted downward. See “— Risks Related to Chavant and the Transaction — A provision of our warrant agreement may make it more difficult for us to consummate an initial business combination.” Any downward pressure on the price of our Class A Common Stock caused by the sale, or potential sale, of the Make-Whole Shares could also encourage short sales by third parties, creating additional selling pressure on our share price.

The Transaction may not achieve our objectives of providing us with sufficient capital, and if we require additional capital to fund our operations or expected growth, we may be unable to obtain such funds on attractive terms or at all, and you may experience dilution as a result.

We expect our capital expenditures to continue to be significant in the foreseeable future as we complete the designing and testing of, and launch, our wireless products and expand the sales of our connectivity products, and that our level of capital expenditures will be significantly affected by customer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those currently anticipated. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders. If we cannot raise additional funds when we need or want them, our business, financial condition, and results of operations could be negatively impacted.

New Mobix Labs’ audited financial position and results of operations may differ materially from the unaudited pro forma financial information presented to investors.

Chavant has been recently incorporated and has no operating history and no revenues. While the unaudited pro forma financial information contained in this proxy statement/prospectus represents the best estimates of Chavant’s and Mobix Labs’ management, it is presented for illustrative purposes only and may not be an accurate indication of New Mobix Labs’ financial position or results of operations if the Transaction is completed. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of Chavant and Mobix Labs, and certain adjustments and assumptions have been made regarding Chavant after giving effect to the Transaction. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma financial information and New Mobix Labs’ financial position and future results of operations.

In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect New Mobix Labs’ financial condition or results of operations following the Closing. Any potential decline in New Mobix Labs’ financial condition or results of operations may cause significant fluctuations in the price of Class A Common Stock.

We have broad discretion in the use of the proceeds from the Transaction and may not use them effectively.

Our management team has broad discretion with respect to the application of the net proceeds from the Transaction. Our management team may not successfully or efficiently manage the proceeds from the Transaction because of insufficient experience in dealing with such proceeds, inadequate attention paid to their management or other effects of the Transaction. If we do not use the proceeds from the Transaction effectively, our business, financial condition and results of operations could be negatively impacted.

New Mobix Labs may become subject to securities or class action litigation, which is expensive and could divert management’s attention.

Following the Transaction, New Mobix Labs’ share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. New Mobix Labs may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on New Mobix Labs’ business, financial condition, and results of operations. Any adverse determination in litigation or any amounts paid to settle any such actual or threatened litigation could require that New Mobix Labs make significant payments and/or could also subject New Mobix Labs to significant liabilities.

The dual class structure of our Common Stock has the effect of concentrating voting control with the holders of our Class B Common Stock, most of whom are expected to be New Mobix Labs’ management; this will limit or preclude your ability to influence corporate matters.

Our Class B Common Stock has ten votes per share and our Class A Common Stock has one vote per share. Stockholders who hold shares of Class B Common Stock, including certain of our executive officers and directors and their affiliates, together hold a substantial majority of the voting power of our outstanding capital stock. Because of the ten-to-one voting ratio between our Class B and Class A Common Stock, the holders of our Class B Common Stock collectively control a majority of the combined voting power of our Common Stock and therefore are able to control all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Transfers by holders of Class B Common Stock will generally result in those shares automatically converting to Class A Common Stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of Class B Common Stock to Class A Common Stock will have the effect, over time, of increasing the relative voting power of those holders of Class B Common Stock who retain their shares of Class B Common Stock until the automatic conversion of the outstanding shares of Class B Common Stock into shares of Class A Common Stock after the seventh anniversary of the Closing Date.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the post-combination company. We believe we will need to continue to seek additional personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the post-combination company to achieve the level of accounting standards required of a public company in the United States will require significant costs, and these may be greater than expected. We believe that the post-combination company will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods.

New Mobix Labs will be an emerging growth company and a smaller reporting company, and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make New Mobix Labs’ Class A Common Stock less attractive to investors.

Chavant currently is, and following the Transaction New Mobix Labs will be, an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

For example, emerging growth companies and smaller reporting companies with a public float of less than $75 million are not required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, are subject to reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements and are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected to take advantage of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has elected to use the extended transition period difficult or impossible because of the potential differences in accounting standards used. We could be an emerging growth company for up to five years from the Chavant IPO, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of any fiscal year’s second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following fiscal year end. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Additionally, “smaller reporting companies” (as defined in Item 10(f)(1) of Regulation S-K) may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the last business day of the prior fiscal year’s second fiscal quarter, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the last business day of the prior fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

If the perceived benefits of the Transaction do not meet the expectations of investors or securities analysts, the market price of Chavant’s securities prior to the Closing may decline. The market values of New Mobix Labs’ securities at the time of the Transaction may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Chavant’s shareholders vote on the Transaction Proposal and the other proposals presented to them.

Following the Transaction, fluctuations in the price of New Mobix Labs’ securities could contribute to the loss of all or part of your investment. Prior to the Transaction, there has not been a public market for the Mobix Labs Capital Stock. Accordingly, the valuation Chavant has ascribed to Mobix Labs in the Transaction may not be indicative of the price that will be implied in the trading market for New Mobix Labs’ securities following the Transaction. If an active market for New Mobix Labs’ securities develops and continues after the Transaction, the trading price of such securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Mobix Labs’ control. Any of the factors listed below could have a material adverse effect on your investment in New Mobix Labs’ securities and New Mobix Labs’ securities may trade at prices significantly below the price you paid for them or that were implied by the conversion of the Mobix Labs Capital Stock into New Mobix Labs’ securities as a result of the Transaction. In such circumstances, the trading price of New Mobix Labs’ securities may not recover and may experience a further decline.

Factors affecting the trading price of New Mobix Labs’ securities may include:

●	general economic and political conditions;
●	actual or anticipated changes or fluctuations in New Mobix Labs’ operating results, changes in the market’s expectations about New Mobix Labs’ operating results; or failure to meet the expectation of securities analysts or investors in a particular period;
●	announcements by New Mobix Labs or its competitors of new technology, features, or services;
●	competitors’ performance;
●	developments or disputes concerning New Mobix Labs’ intellectual property or other proprietary rights;
●	the impact of the ongoing COVID-19 pandemic or any other pandemic on New Mobix Labs’ business;
●	actual or perceived data security breaches or other data security incidents;
●	announced or completed acquisitions of businesses by New Mobix Labs or its competitors;
●	actual or anticipated fluctuations in New Mobix Labs’ quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
●	any actual or anticipated changes in the financial projections New Mobix Labs may provide to the public or New Mobix Labs’ failure to meet those projections

●	any major change in the New Mobix Labs Board or management;
●	changes in laws and regulations affecting New Mobix Labs’ business actual or anticipated developments in New Mobix Labs’ business, its competitors’ businesses, or the competitive landscape generally and any related market speculation;
●	litigation involving New Mobix Labs, its industry or both;
●	governmental or regulatory actions or audits;
●	regulatory or legal developments in the United States and in other jurisdictions where New Mobix Labs has operations;
●	announcement or expectation of additional financing efforts;
●	the issuance of Post-March 26 Financing Securities and the incremental shares of Class A Common Stock issuable pursuant to the Business Combination Agreement as a result thereof;
●	changes in accounting standards, policies, guidelines, interpretations, or principles;
●	New Mobix Labs’ ability to meet compliance requirements;
●	the public’s reaction to New Mobix Labs’ press releases, other public announcements and filings with the SEC;
●	operating and share price performance of other companies that investors deem comparable to New Mobix Labs;
●	price and volume fluctuations in the overall stock market from time to time;
●	changes in operating performance and stock market trading volumes and trading prices of other technology companies generally, or those in our industry in particular;
●	changes in financial estimates and recommendations by securities analysts concerning New Mobix Labs or our industry in general;
●	changes in New Mobix Labs’ capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of shares of New Mobix Labs’ common stock available for public sale;
●	sales of shares of New Mobix Labs’ common stock by New Mobix Labs or its stockholders;
●	expiration of market stand-off or lock-up agreements;
●	sales of substantial amounts of shares of New Mobix Labs’ common stock by New Mobix Labs’ directors, executive officers, or significant stockholders or the perception that such sales could occur;
●	failure of securities analysts to maintain coverage of New Mobix Labs; and
●	the other risk factors under “Risk Factors.”

Broad market and industry factors may materially harm the market price of New Mobix Labs’ securities irrespective of New Mobix Labs’ operating performance. The stock markets in general, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks and of New Mobix Labs’ securities may not be predictable. A loss of investor confidence in the market for stocks of other companies which investors perceive to be similar to New Mobix Labs could depress New Mobix Labs’ share price regardless of New Mobix Labs’ business, prospects, financial condition or results of operations. A decline in the market price of New

Mobix Labs’ securities also could adversely affect New Mobix Labs’ ability to issue additional securities and New Mobix Labs’ ability to obtain additional financing in the future.

If, following the Transaction, securities or industry analysts do not publish or cease publishing research or reports, or publish inaccurate or unfavorable research or reports, about New Mobix Labs, its business or its market, or if they change their recommendations regarding New Mobix Labs’ securities adversely, the price and trading volume of New Mobix Labs’ securities could decline.

The trading market for New Mobix Labs’ securities will be influenced by the research and reports that industry or securities analysts may publish about New Mobix Labs, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New Mobix Labs. If no securities or industry analysts commence coverage of New Mobix Labs, New Mobix Labs’ share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Mobix Labs change their recommendation regarding Class A Common Stock adversely, or provide more favorable relative recommendations about New Mobix Labs’ competitors, the price of Class A Common Stock would likely decline. If any analyst who may cover New Mobix Labs were to cease coverage of New Mobix Labs or fail to regularly publish reports on it, New Mobix Labs could lose visibility in the financial markets, and demand for Class A Common Stock could decrease, which in turn could cause its share price or trading volume to decline.

Because there are no current plans to pay cash dividends on Class A Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Class A Common Stock at a price greater than what you paid for it.

New Mobix Labs intends to retain future earnings, if any, for future operations, expansion and debt repayment, and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of Class A Common Stock will be at the sole discretion of the New Mobix Labs Board. The New Mobix Labs Board may take into account general and economic conditions, New Mobix Labs’ financial condition and results of operations, New Mobix Labs’ available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by New Mobix Labs to its stockholders or by its subsidiaries to it, and such other factors as the New Mobix Labs Board may deem relevant. As a result, you may not receive any return on an investment in Class A Common Stock unless you sell your Class A Common Stock for a price greater than that which you paid for it.

New Mobix Labs stockholders will experience dilution in the future.

The percentage of shares of Class A Common Stock owned by current stockholders will be diluted in the future because of equity issuances for acquisitions, capital market transactions, or otherwise, including, without limitation, equity awards that New Mobix Labs may grant to its directors, officers, and employees, including the Post-Closing RSUs covering up to 5,000,000 shares of Class A Common Stock, exercise of the New Mobix Labs warrants or meeting the conditions triggering the issuance of the Earnout Shares or the Make-Whole Shares and conversion of Class B Common Stock. See “— Risks Related to Mobix Labs’ Business and Industry — Mobix Labs will need to raise additional capital in the future in order to execute its business plan, which may not be available on terms acceptable to Mobix Labs, or at all. If Mobix Labs raises additional capital in financing transactions involving the sale and issuance of equity or equity-linked securities, such financing transactions may be substantially dilutive to its stockholders.” These issuances will have a dilutive effect on New Mobix Labs’ earnings per share, which could adversely affect the market price of Class A Common Stock.

Claims for indemnification by New Mobix Labs’ directors and officers may reduce New Mobix Labs’ available funds to satisfy successful third-party claims against New Mobix Labs and may reduce the amount of money available to New Mobix Labs.

As permitted by Section 145 of the DGCL, the Proposed Bylaws and the indemnification agreements that we will enter into with our directors and officers will provide that:

●	New Mobix Labs will indemnify its present or former directors and officers for serving New Mobix Labs in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law;
●	New Mobix Labs may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

●	New Mobix Labs will be required to advance expenses, as incurred, to its present or former directors and officers in connection with defending a proceeding, except that such present directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;
●	New Mobix Labs will not be obligated pursuant to its Proposed Bylaws to indemnify its present or former directors and officers with respect to proceedings initiated by that person against New Mobix Labs or its directors, officers, employees, agents or other indemnitees, except with respect to proceedings authorized by the New Mobix Labs Board or brought to enforce a right to indemnification under the Proposed Bylaws or applicable law;
●	the rights conferred in the Proposed Bylaws are not exclusive, and New Mobix Labs is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and
●	New Mobix Labs may not amend its bylaw provisions to reduce its indemnification and advancement obligations to present and former directors and officers in respect of any prior act or omission.

General Risk Factors

While Mobix Labs and Chavant work to complete the Transaction, Mobix Labs management’s focus and resources may be diverted from operational matters and other strategic opportunities.

Successful completion of the Transaction may place a significant burden on management and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition process could harm New Mobix Labs’ business financial condition, results of operations and prospects. In addition, uncertainty about the effect of the Transaction on Mobix Labs’ systems, employees, customers, partners, and other third parties, including regulators, may have an adverse effect on New Mobix Labs. These uncertainties may impair New Mobix Labs’ ability to attract, retain and motivate key personnel for a period of time after the completion of the Transaction.

Mobix Labs will be restricted during the pendency of the Transaction pursuant to terms of the Business Combination Agreement.

Prior to the consummation of the Transaction, Mobix Labs is subject to customary interim operating covenants relating to carrying on its business in the ordinary course of business and is also subject to customary restrictions on actions that may be taken during such period without Chavant’s consent. As a result, Mobix Labs may be unable, during the pendency of the Transaction, to make certain acquisitions and capital expenditures, borrow money and otherwise pursue other actions, even if such actions would prove beneficial to Mobix Labs and New Mobix Labs.

The Transaction could disrupt Mobix Labs’ relationships with its customers, channel partners and others, as well as its operating results and business generally.

The Transaction could disrupt Mobix Labs’ business in the following ways:

●	Mobix Labs’ employees may experience uncertainty about their future roles, which might adversely affect our ability to retain and hire key personnel and other employees;
●	Suppliers, customers, channel partners and other parties with whom Mobix Labs maintains business relationships may experience uncertainty about our future and seek alternative relationships with third parties, seek to alter their business relationships with us or fail to extend an existing relationship with us; and
●	Mobix Labs has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Transaction.

If any of the aforementioned risks were to materialize, they could lead to significant costs, which may impact our business, financial condition, and results of operations.

Uncertainty about the effect of the Transaction may affect Mobix Labs’ ability to retain key employees and may negatively impact our management, strategy and results of operations.

Mobix Labs’ success depends in large part on its ability to attract and retain high-quality management, operations, engineering and other personnel who are in high demand, are often subject to competing employment offers and are attractive recruiting targets for our competitors. Future challenges related to the Transaction could lead to attrition and difficulty attracting high-quality employees. Future leadership transitions and management changes may cause uncertainty in, or a disruption to, our business, and may increase the likelihood of senior management or other employee turnover. The loss of qualified executives and employees, or an inability to attract, retain and motivate high-quality executives and employees required for the planned expansion of our business, may harm our operating results and impair our ability to grow.

In addition, Mobix Labs’ failure to implement adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of Mobix Labs’ key personnel or the failure to effectively transfer knowledge and effect smooth key personnel transitions may have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. If Mobix Labs cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

To attract and retain key personnel, we use equity incentives, among other measures. These measures may not be sufficient to attract and retain the personnel Mobix Labs requires to operate our business effectively. In particular, the Post-Closing RSUs will represent a significant percentage of the shares authorized to be issued pursuant to the 2023 Equity Incentive Plan, which will limit the amount of equity incentives we are authorized to issue to attract, retain and motivate other employees. Further, the equity incentives Mobix Labs currently uses to attract, retain and motivate employees may not be as effective as in the past, particularly if the value of the underlying stock does not increase commensurate with expectations or consistent with our historical stock price growth. If Mobix Labs is unable to attract and retain high-quality management and operating personnel, our business, financial condition and results of operations could be negatively impacted.

Following the consummation of the Transaction, New Mobix Labs will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Transaction, New Mobix Labs will face increased legal, accounting, administrative and other costs and expenses as a public company that Mobix Labs does not incur as a private company, and these expenses may increase even more once New Mobix Labs is no longer an emerging growth company. New Mobix Labs may be an emerging growth company for up to five years from Chavant’s IPO. After that period, New Mobix Labs will have to comply with the SEC, the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and Nasdaq imposed additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Mobix Labs to carry out activities Mobix Labs has not done previously. For example, New Mobix Labs will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Mobix Labs could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Mobix Labs’ reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Mobix Labs’ status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Mobix Labs Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Mobix Labs to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If New Mobix Labs fails to maintain an effective system of disclosure controls and internal control over financial reporting, New Mobix Labs’ ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in New Mobix Labs and, as a result, the market price of New Mobix Labs’ Class A Common Stock.

As a public company, New Mobix Labs will be required to comply with the requirements of the Sarbanes-Oxley Act, including, among other things, that New Mobix Labs maintain effective disclosure controls and procedures and internal control over financial reporting. Mobix Labs continues to develop and refine its disclosure controls and other procedures that are designed to ensure that information New Mobix Labs is required to disclose in the reports that New Mobix Labs will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to New Mobix Labs’ management, including New Mobix Labs’ principal executive and financial officers.

Mobix Labs has identified material weaknesses in its internal control over financial reporting. See “— Risks Related to Mobix Labs’ Business and Industry — Mobix Labs identified material weaknesses in its internal control over financial reporting. If Mobix Labs is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect Mobix Labs’ business and share price.” Mobix Labs must continue to improve its internal control over financial reporting. New Mobix Labs will be required to make a formal assessment of the effectiveness of its internal control over financial reporting. To achieve compliance with this requirement within the prescribed time period, New Mobix Labs will be engaging in a process to document and evaluate New Mobix Labs’ internal control over financial reporting, which is both costly and challenging. In this regard, New Mobix Labs will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of New Mobix Labs’ internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that New Mobix Labs will not be able to conclude, within the prescribed time period or at all, that New Mobix Labs’ internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, New Mobix Labs’ testing, or the subsequent testing by New Mobix Labs’ independent registered public accounting firm, may reveal additional deficiencies in New Mobix Labs’ internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of New Mobix Labs’ financial statements and reports, which would likely adversely affect the market price of New Mobix Labs’ Class A Common Stock. In addition, New Mobix Labs could be subject to sanctions or investigations by the stock exchange on which New Mobix Labs’ Class A Common Stock is listed, the SEC and other regulatory authorities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Chavant and Mobix Labs, adjusted to give effect to the Transaction and the EMI Transaction. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined balance sheet as of June 30, 2023 is presented as if the Transaction and the EMI Transaction had occurred on June 30, 2023. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, and the year ended December 31, 2022, gives effect to the Transaction and the EMI Transaction as if they had been completed on January 1, 2022.

The Merger is expected to be accounted for as a reverse recapitalization, with no goodwill or other new intangible assets recorded, in accordance with GAAP. Under this method of accounting, Chavant will be treated as the “accounting acquiree” and Mobix Labs as the “accounting acquirer” for financial reporting purposes. Mobix Labs was determined to be the accounting acquirer primarily because, among other factors, Mobix Labs’ historical shareholders will collectively own a majority of the outstanding shares of the combined company as of the closing of the Transaction, New Mobix Labs will nominate seven of the eight board of directors as of the closing of the Transaction, and Mobix Labs’ management will continue to manage and operate the combined company. Additionally, Mobix Labs’ business will comprise the ongoing operations of the combined company immediately following the consummation of the Merger. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Mobix Labs issuing shares for the net assets of Chavant, followed by a recapitalization. Accordingly, the assets, liabilities and results of operations of Mobix Labs will become the historical financial statements of New Mobix Labs, and Chavant’s assets, liabilities and results of operations will be consolidated with Mobix Labs beginning on the Closing Date of the Transaction.

Additionally, the EMI Transaction is expected to be accounted for as a business combination, in accordance with GAAP. Pursuant to the EMI Merger Agreement, upon the consummation of the transaction contemplated therein, EMI Solutions will become a wholly-owned subsidiary of Mobix Labs. Accordingly, the EMI Transaction will include preliminary purchase price accounting adjustments. If the EMI Transaction is consummated prior to the Closing of the Transaction, the aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million to be allocated to certain Mobix Labs equityholders in the Transaction will include shares issued to the EMI Shareholder upon conversion of 964,912 shares of common stock of Mobix Labs to be issued in the EMI Transaction.

Mobix Labs, Chavant and EMI Solutions have not had any historical relationships prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. The unaudited pro forma condensed combined statements of operations do not include the effects of the costs associated with any integration or restructuring activities resulting from the Transaction and the EMI Transaction. In addition, the unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. However, the unaudited pro forma condensed combined balance sheet includes a pro forma adjustment to reduce pro forma cash and stockholders’ (deficit) equity to reflect the anticipated payment of certain transaction costs.

The historical financial information of Chavant was derived from the unaudited condensed financial statements of Chavant as of and for the six months ended June 30, 2023, included elsewhere in this proxy statement/prospectus, and from the audited financial statements of Chavant as of and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus.

The historical financial information of Mobix Labs was derived from the unaudited condensed financial statements of Mobix Labs as of and for the nine months ended June 30, 2023, included elsewhere in this proxy statement/prospectus, and from the audited financial statements of Mobix Labs as of and for the year ended September 30, 2022, included elsewhere in this proxy statement/prospectus. The historical financial information of EMI Solutions was derived from the historical audited financial statements of EMI Solutions as of and for the year ended June 30, 2023, included elsewhere in this proxy statement/prospectus; the historical unaudited financial information for the six months ended December 31, 2022, which is not included in this proxy statement/prospectus; the historical audited financial statements for the year ended June 30, 2022, included elsewhere in this proxy statement/prospectus; and the historical unaudited financial information for the six months ended December 31, 2021, which is not included in this proxy statement/prospectus. This information should be read together with Chavant’s and Mobix Labs’ audited and unaudited financial statements and related notes, the sections titled “Chavant’s Management’s Discussion and Analysis of Financial

Condition and Results of Operations,” and “Mobix Labs’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the interim period ended June 30, 2023 combines the historical unaudited condensed statement of operations of Chavant for the six months ended June 30, 2023, the historical unaudited financial information of Mobix Labs for the six months ended March 31, 2023, and the historical unaudited financial information of EMI Solutions for the six months ended June 30, 2023, which was derived by subtracting the historical unaudited financial information of EMI Solutions for the six months ended December 31, 2022, which is not included in this proxy statement/prospectus, from the historical audited financial information of EMI Solutions for the year ended June 30, 2023. EMI Solutions’ net revenue and net loss for the six months ended December 31, 2022 that were excluded in deriving the financial results for the six months ended June 30, 2023 were $1.2 million and $(0.1) million, respectively. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical audited statement of operations of Chavant for the year ended December 31, 2022, the historical audited statement of operations of Mobix Labs for the year ended September 30, 2022, and the historical unaudited financial information of EMI Solutions for the year ended December 31, 2022, which was derived by subtracting the historical unaudited financial information of EMI Solutions for the six months ended December 31, 2021 from the historical audited statement of operations of EMI Solutions for the year ended June 30, 2022 and adding the historical unaudited financial information for the six months ended December 31, 2022.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the historical unaudited balance sheet of Chavant as of June 30, 2023, the historical unaudited balance sheet of Mobix Labs as of June 30, 2023, and the historical audited balance sheet of EMI Solutions as of June 30, 2023.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Transaction and the EMI Transaction actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. New Mobix Labs will incur additional costs after the Transaction and the EMI Transaction in order to satisfy its obligations as an SEC-reporting public company.

The EMI Transaction

On September 26, 2022, Mobix Labs entered into an Agreement and Plan of Merger (the “EMI Merger Agreement”)with Ydens Holdings, LLC (the “EMI Shareholder”), Robert Ydens and Julie Ydens (collectively with EMI Shareholder, the “EMI Shareholder Parties”). Based in Irvine, California, EMI Solutions is a provider of electromagnetic interference filters, connectors and modules.

The EMI Transaction has not yet closed. The termination date under the EMI Merger Agreement is March 31, 2023. However, the parties are in negotiations to extend the termination date under the EMI Merger Agreement from March 31, 2023 to January 31, 2024. Mobix Labs will be required to obtain the consent of Chavant for any extension of the termination date or other amendment to the EMI Merger Agreement.

While the termination date may be extended to January 31, 2024, Mobix Labs expects the acquisition of EMI Solutions to close in the fourth quarter of calendar year 2023; however, there can be no assurance that this timeline will be met. Pursuant to the EMI Merger Agreement, the consummation of the EMI Transaction will be subject to conditions, including, among others, (i) the approval of the EMI Transaction by the EMI Shareholder, and (ii) the approval of the EMI Transaction by Chavant. If any of these conditions are not met, and those conditions are not waived by the applicable party, the EMI Merger Agreement would be terminated. The EMI Transaction is not contingent upon the Closing of the Transaction. If the EMI Transaction is consummated prior to the Closing of the Transaction, the aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million to be allocated to certain Mobix Labs equityholders in the Transaction will include shares issued to the EMI Shareholder upon conversion of 964,912 shares of common stock of Mobix Labs to be issued in the EMI Transaction.

The Transaction

On November 15, 2022, Chavant, Merger Sub, and Mobix Labs, entered into a Business Combination Agreement. The Business Combination Agreement was amended by Amendment No. 1 as of April 7, 2023.

In connection with the Closing, based on the Per Share Exchange Ratio, (1) each outstanding share of common stock of Mobix Labs will be converted into the right to receive shares of Class A Common Stock; (2) each share of Mobix Labs Preferred Stock, including Series A Preferred Stock and Founders Preferred Stock issued and outstanding immediately prior to the Closing, will be converted into the right to receive shares of Class B Common Stock; (3) each in-the-money vested Mobix Labs stock option that is outstanding and unexercised will be converted into the right to receive a specified number of shares of Class A Common Stock (with such conversion calculated net of any applicable exercise price); (4) each stock option of Mobix Labs that is not an in-the-money vested option that is outstanding and unexercised (“Other Mobix Labs Options”) will be assumed by Chavant and converted into an option to purchase shares of Class A Common Stock (collectively, the “Assumed Options”) and will continue to be subject to the same terms and conditions as applied to that Mobix Labs Option; (5) each outstanding unvested restricted stock unit (“RSU”) of Mobix Labs will be assumed by Chavant and converted into an RSU covering shares of Class A Common Stock (collectively, the “Assumed RSUs”) and will continue to be subject to the same terms and conditions as applied to that Mobix Labs RSU; and (6) each outstanding and unexercised warrant and convertible instrument of Mobix Labs, including Simple Agreement for Further Equity Notes (“SAFEs”) and promissory notes that are convertible into Mobix Labs common stock or preferred stock, will be converted into the right to receive shares of Class A Common Stock. All treasury shares of Mobix Labs will automatically be cancelled and will cease to exist.

The Aggregate Transaction Consideration payable to Mobix Labs equityholders will be an aggregate number of shares of Class A Common Stock or Class B Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares. The aggregate transaction consideration will be increased to include any additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities. The estimated maximum number of such additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities is 3,000,000, and this estimate is provided solely for the purpose of registering a maximum amount under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable. As of October 31, 2023, Mobix Labs has issued Post-March 26 Financing Securities consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock, which are expected to be exchanged into a total of 2,765,886 shares of Class A Common Stock at the Closing. The Post-March 26 Financing Securities are securities issued by Mobix Labs and are not subject to redemption in connection with the Business Combination. The aggregate transaction consideration will be allocated among the holders of outstanding shares of common stock, preferred stock, options, RSUs, warrants and convertible instruments, including SAFEs and promissory notes of Mobix Labs immediately prior to the Closing pro rata based on (a) the number of shares of Mobix Labs common stock that are either held by or issuable to a Mobix Labs equityholder pursuant to the terms of the preferred stock, options, RSUs, warrants or convertible instruments held by the Mobix Labs equityholders immediately prior to the Closing, and (b) the Per Share Exchange Ratio. Consideration will be paid at the Closing to holders of Mobix Labs Common Stock (including holders of any Mobix Labs Common Stock received upon the exercise or conversion prior to the Closing Date of Mobix Labs Warrants, Mobix Labs Convertible Instruments and in- the-money vested Mobix Labs Options) and Mobix Labs Preferred Stock based on the Per Share Exchange Ratio. The Aggregate Transaction Consideration described above also includes shares of Class A Common Stock issuable after Closing to holders of Assumed Options and Assumed RSUs.

In addition to the consideration to be paid at the Closing, certain Mobix Labs Stockholders and certain holders of Mobix Labs in-the-money vested Options and Mobix Labs Options that are not Mobix Labs in-the-money vested Options (the “Earnout Recipients”) will be entitled to receive an additional aggregate 3.5 million shares of Class A Common Stock issuable as earnout shares (the “Earnout Shares”) based on the achievement of trading price targets following the Closing and subject to the terms provided in the Business Combination Agreement.

The Earnout Shares have a seven-year “Earnout Period,” commencing on the date that is the one year anniversary of the Closing Date, pursuant to which up to 1.75 million shares of Class A Common Stock will be distributed to the Earnout Recipients if the VWAP of the Class A Common Stock exceeds $12.50 for any twenty trading days within a period of 30 consecutive trading days during the Earnout Period and an additional 1.75 million shares of Class A Common Stock will be distributed to the Earnout Recipients if the VWAP of the Class A Common Stock exceeds $15.00 for any twenty trading days within a period of 30 consecutive trading days during the Earnout Period.

In connection with the execution of the Business Combination Agreement, Chavant entered into a subscription agreement (the “PIPE Subscription Agreement”) with an accredited investor (the “PIPE Investor”), pursuant to which the PIPE Investor agreed to purchase 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30.0 million, substantially concurrently with the closing of the Transaction, on the terms and subject to the conditions of the PIPE Subscription

Agreement. Pursuant to the PIPE Subscription Agreement, Chavant agreed to file a registration statement registering the resale of the shares of Class A Common Stock acquired by the PIPE Investor (the “PIPE Resale Registration Statement”) within 45 days of Closing. Pursuant to the PIPE Subscription Agreement, Chavant agreed to issue the Make-Whole Shares to the PIPE Investor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period (the “Adjustment Period”) commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of Make-Whole Shares equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the end of the Adjustment Period multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

From July 1, 2023 through October 30, 2023, Mobix received $ 3.7 million in proceeds from issuance of 645,044 shares of Mobix Labs Common Stock under Mobix Labs Common Stock subscription agreements, $1.0 million in proceeds from the issuance of promissory notes to related and unrelated parties, and $0.2 million in proceeds from the issuance of convertible notes. All shares of Mobix Labs Common Stock issued under these subscription agreements are expected to be converted into the right to receive shares of Class A Common Stock on the Closing Date of the Transaction. In addition, the unaudited pro forma condensed combined statements do not reflect any future proceeds from the potential equity line of credit or future financing before Closing.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Chavant’s ordinary shares:

●	Assuming No Redemptions: This scenario assumes that none of the outstanding Public Shares of Chavant are redeemed.
●	Assuming Maximum Redemptions: This scenario assumes that all 778,912 Public Shares[3] are redeemed for aggregate redemption payments of approximately $8.8 million (assuming a redemption price of approximately $11.29 per Public Share4), which represents the maximum number of Public
[3]	Represents 856,042 Public Shares subject to possible redemption as of June 30, 2023, less 77,130 Public Shares redeemed in connection with the Third Extension in July 2023.
[4]

The amount held in our Trust Account was approximately $8,676,157 as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, the implied redemption value is $11.29 per Public Share (without giving effect to any accrued interest after September 30, 2023).

The following summarizes the pro forma common shares outstanding under the two scenarios (excluding the potential dilutive effect of the Earnout Shares, Make-Whole Shares, Public Warrants and Private Placement Warrants):

			Maximum
	No Redemption		Redemption
	Class A		Class A
	Common Stock		Common Stock
	Shares	%	Shares	%
Stockholders
Mobix Labs equityholders(1)(2)	26,265,886	82.0%	26,265,886	84.0%
Chavant Public Shareholders (redeemable shares)	778,912	2.4%	—	0.0%
Shares held by Sponsor and other Initial Shareholders	2,000,000	6.2%	2,000,000	6.4%
PIPE Investor(3)	3,000,000	9.4%	3,000,000	9.6%
Pro forma weighted average shares outstanding – basic and diluted	32,044,798	100.0%	31,265,886	100.0%
(1)

The pro forma financial information has been prepared based on an assumed issuance of (i)   23,500,000 shares of Class A Common Stock (or Class B Common Stock, as applicable, with the final allocation based on the Per Share Exchange Ratio) to the Mobix Labs equityholders at the Closing and assuming no adjustment to the Aggregate Transaction Consideration for Earnout Shares, which represents the maximum number of shares of Class A Common Stock (or Class B Common Stock, as applicable, with the final allocation based on the Per Share Exchange Ratio) issuable pursuant to the Business Combination Agreement, including the shares of Class A Common Stock underlying the Assumed Options and Assumed RSUs and (ii) 2,765,886 shares to holders of Post-March 26 Financing Securities that have been issued as of October 31, 2023. The Aggregate Transaction Consideration will be increased to include any additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities to be issued after October 30, 2023. The estimated maximum number of additional shares in exchange for all Post-March 26 Financing Securities that may be issued prior to the Closing is 3,000,000, and this estimate is provided solely for the purpose of registering a maximum amount under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable. As of October 31, 2023, Mobix Labs has issued Post-March 26 Financing Securities consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock, which are expected to be exchanged into a total of 2,765,886 shares of Class A Common Stock at the Closing. The Aggregate Transaction Consideration payable to Mobix Labs equityholders will be an aggregate number of shares of Class A Common Stock or Class B Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares. Accordingly, the actual number of shares to be issued to the Mobix Labs equityholders will be calculated as of the Closing Date and will be different than the assumed number of such shares presented for purposes of this section based on the assumed Per Share Exchange Ratio. In addition, the actual Per Share Exchange Ratio may be different to the extent of any change in the fully diluted number of shares of Mobix Labs immediately prior to the Effective Time of the Merger, such as due to the issuance of any shares of Mobix Labs Common Stock that are not Post- March 26 Financing Securities prior to the Effective Time.

(2)

The pro forma financial information has been prepared based on the issuance of 645,044 shares of Mobix Labs Common Stock under Mobix Labs Common Stock pursuant to subscription agreements entered into by Mobix Labs from July 1, 2023 through October 31, 2023 (pro forma tickmark adjustment I), the exercise of such Mobix Labs Warrants and the conversion of the Mobix Labs convertible notes, with such holders receiving a portion of the Aggregate Transaction Consideration issued to Mobix Labs equityholders based on the Per Share Exchange Ratio.

(3)	The potentially dilutive effect of the issuance of additional Make-Whole Shares to the PIPE Investor where the share price falls below $10.00 per share has been excluded from this analysis.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of June 30, 2023

(in thousands, except share data)

								As of			As of
	As of June 30, 2023							June 30, 2023			June 30, 2023
									Chavant
				EMI		Chavant			Transaction
				Solutions	Pro Forma	Transaction			Accounting		Pro Forma
				Transaction	Mobix Labs	Accounting		Pro Forma	Adjustments		Combined
		Mobix	EMI	Accounting	& EMI	Adjustments		Combined	(Assuming		(Assuming
	Chavant	Labs	Solutions	Adjustments	Solutions	(Assuming No		(Assuming No	Maximum		Maximum
	(Historical)	(Historical)	(Historical)	(Footnote 7)	Combined	Redemptions)		Redemptions)	Redemptions)		Redemptions)
Assets
Current assets:
Cash	$40	$117	$75	$(1,155)	$(963)	$30,000	C	$21,723	$30,000	C	$12,930
						8,793	E2		—	E2
						(12,100)	G		(12,100)	G
						(7,545)	H2		(7,545)	H2
						4,923	I1		4,923	I1
						75	F		75	F
						(1,500)	F		(1,500)	F
Accounts receivable, net	—	3	260	—	263	—		263	—		263
Receivable for issuance of common stock	—	25	—	—	25	—		25	—		25
Loan receivable – shareholder	—	—	56	(56)	—	—		—	—		—
Inventory.	—	400	—	—	400	—		400	—		400
Prepaid expenses and other current assets	—	415	—	—	415	2,330	G	2,745	2,330	G	2,745
Total current assets	40	960	391	(1,211)	140	24,976		25,156	16,183		16,363
Property and equipment, net	—	1,971	118	—	2,089	—		2,089	—		2,089
Intangible assets, net	—	5,497	—	6,400	11,897	—		11,897	—		11,897
Goodwill	—	5,217	—	1,814	7,031	—		7,031	—		7,031
Operating lease right-of-use assets	—	1,068	57	—	1,125	—		1,125	—		1,125
Deferred transaction costs	—	3,617	—	—	3,617	(3,617)	H1	—	(3,617)	H1	—
Other assets	—	400	30	—	430	—		430	—		430
Investment held in trust account	9,312	—	—	—	—	323	F	—	323	F	—
						(842)	E1		(842)	E1
						(8,793)	E2		(8,793)	E2
Total assets	$9,352	$18,730	$596	$7,003	$26,329	$12,047		$47,728	$3,254		$38,935

	As of							As of			As of
	June 30, 2023							June 30, 2023			June 30, 2023
									Chavant
				EMI		Chavant			Transaction
				Solutions	Pro Forma	Transaction			Accounting		Pro Forma
				Transaction	Mobix Labs	Accounting		Pro Forma	Adjustments		Combined
		Mobix	EMI	Accounting	& EMI	Adjustments		Combined	(Assuming		(Assuming
	Chavant	Labs	Solutions	Adjustments	Solutions	(Assuming No		(Assuming No	Maximum		Maximum
	(Historical)	(Historical)	(Historical)	(Footnote 7)	Combined	Redemptions)		Redemptions)	Redemptions)		Redemptions)
Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities
Accounts payable	$—	$8,125	$83	$—	$8,208	$—		$8,208	$—		$8,208
Accrued expenses and other current liabilities	810	4,012	84	691	4,787	11,630	G1	1,867	11,630	G1	1,867
						(12,100)	G2		(12,100)	G2
						4,285	H1		4,285	H1
						(7,545)	H2		(7,545)	H2
Notes payable	—	790	—	—	790	983	I1	1,773	983	I1	1,773

Notes payable – related parties	—	3,799	83	—	3,882	—		3,882	—		3,882

Simple agreements for future equity (“SAFEs”)	—	2,511	—	—	2,511	(2,511)	B	—	(2,511)	B	—
Convertible notes, current	—	250	—	—	250	(250)	B	—	(250)	B	—
						200	I1		200	I1
						(200)	I2		(200)	I2
Operating lease liabilities, current	—	311	58	—	369	—		369	—		369
Promissory note – due to sponsor	1,102	—	—	—	—	398	F	—	398	F	—
						(1,500)	F		(1,500)	F
Total current liabilities	1,912	19,798	308	691	20,797	(6,610)		16,099	(6,610)		16,099
PIPE derivative liability	$1,288	$—	$—	$—	$—	$—		$1,288	$—		$1,288
Warrant liability	137	—	—	—	—	—		137	—		137
Convertible notes, noncurrent	—	625	—	—	625	(625)	B	—	(625)	B	—
Deferred tax liability	—	36	—	—	36	—		36	—		36
Operating lease liabilities, noncurrent	—	1,358	—	—	1,358	—		1,358	—		1,358
Earnout liability	—	—	—	—	—	34,430	D	34,430	34,430	D	34,430
Total liabilities	$3,337	$21,817	$308	$691	$22,816	$27,195		$53,348	$27,195		$53,348
Redeemable convertible preferred and common stock
Ordinary shares subject to possible redemption, $0.0001 par value; 200,000,000 shares authorized; 856,042 shares subject to possible redemption at redemption value of $10.76 per share at June 30, 2023	9,212	—	—	—	—	(842)	E1	—	(842)	E1	—
						(8,693)	E2		(8,693)	E2
						323	F		323	F
Founders Redeemable Convertible Preferred Stock, $0.0001 par value; 600,000 shares authorized; 588,235 shares issued and outstanding at June 30, 2023	—	—	—	—	—	—		—	—		—
Series A Redeemable Convertible Preferred Stock, $0.00001 par value, 2,000,000 shares authorized; 1,666,666 shares issued and outstanding at June 30, 2023; and aggregate liquidation preference of $2,300 at June 30, 2023	—	2,300	—	—	2,300	(2,300)	B	—	(2,300)	B	—

	As of							As of			As of
	June 30, 2023							June 30, 2023			June 30, 2023
									Chavant
				EMI		Chavant			Transaction
				Solutions	Pro Forma	Transaction			Accounting		Pro Forma
				Transaction	Mobix Labs	Accounting		Pro Forma	Adjustments		Combined
		Mobix	EMI	Accounting	& EMI	Adjustments		Combined	(Assuming		(Assuming
	Chavant	Labs	Solutions	Adjustments	Solutions	(Assuming No		(Assuming No	Maximum		Maximum
	(Historical)	(Historical)	(Historical)	(Footnote 7)	Combined	Redemptions)		Redemptions)	Redemptions)		Redemptions)
Stockholders’ (deficit) equity
New Mobix Labs Class A Common Stock ordinary shares, $0.00001 par value; 200,000,000 shares authorized; 32,044,798 and 31,265,886 shares issued and outstanding for “No Redemptions” and “Maximum Redemptions”, respectively	$—	$—	$—	$—	$—	$3	B	$3	$3	B	$3
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—	—	—	—		—	—		—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 2,000,000 shares issued and outstanding	—	—	—	—	—	—		—	—		—
Common stock, $0.00001 par value; 57,400,000 shares authorized at June 30, 2023; 15,914,761 issued and outstanding at June 30, 2023	—	—	—	—	—	—		—	—		—
Common stock, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding at June 30, 2023	—	—	2	(2)	—	—		—	—		—
Additional paid-in capital	—	71,290	—	6,600	77,890	(3,197)	A	71,054	(3,197)	A	62,261
						5,683	B		5,683	B
						30,000	C		30,000	C
						(34,430)	D		(34,430)	D
						8,693	E2		(100)	E2
						(9,300)	G		(9,300)	G
						(7,902)	H		(7,902)	H
						3,740	I1		3,740	I1
						200	I2		200	I2
						(323)	F		(323)	F
(Accumulated deficit) retained earnings	(3,197)	(76,677)	286	(286)	(76,677)	3,197	A	(76,677)	3,197	A	(76,677)
Total stockholders’ (deficit) equity	(3,197)	(5,387)	288	6,312	1,213	(3,636)		(5,620)	(12,429)		(14,413)
Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$9,352	$18,730	$596	$7,003	$26,329	$12,047		$47,728	$3,254		$38,935

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2023

(in thousands, except per share and share amounts)

	Six	Six						Six			Six
	Months	Months						Months			Months
	Ended	Ended						Ended			Ended
	June 30,	March 31,	Six Months Ended					June 30,			June 30,
	2023	2023	June 30, 2023					2023			2023
									Chavant
				EMI	Pro Forma	Chavant			Transaction		Pro
				Solutions	Mobix	Transaction		Pro	Accounting		Forma
				Transaction	Labs &	Accounting		Forma	Adjustments		Combined
		Mobix	EMI	Accounting	EMI	Adjustments		Combined	(Assuming		(Assuming
	Chavant	Labs	Solutions	Adjustments	Solutions	(Assuming No		(Assuming No	Maximum		Maximum
	(Historical)	(Historical)	(Historical)	(Footnote 7)	Combined	Redemptions)		Redemptions)	Redemptions)		Redemptions)
Net revenue
Product sales	$—	$711	$1,370	$—	$2,081	$—		$2,081	$—		$2,081
License revenue	—	—	—	—	—	—		—	—		—
Total net revenue	—	711	1,370	—	2,081	—		2,081	—		2,081
Costs and expenses
Cost of revenue	—	(903)	(912)	(213)	(2,028)	—		(2,028)	—		(2,028)
Research and development	—	(6,050)	—	—	(6,050)	—		(6,050)	—		(6,050)
Selling, general and administrative	(711)	(14,823)	(591)	—	(15,414)	—		(16,125)	—		(16,125)
Administrative expense – related party	(60)	—	—	—	—	60	K	—	60	K	—
Total costs and expenses	(771)	(21,776)	(1,503)	(213)	(23,492)	60		(24,203)	60		(24,203)
Loss from operations	$(771)	$(21,065)	$(133)	$(213)	$(21,411)	$60		$(22,122)	$60		$(22,122)
Other income (expense), net:
Interest expense	$—	$(877)	$5	$—	$(872)	—		$(872)	—		$(872)
Employee retention tax credits	—	—	299	—	299	—		299	—		299
Change in fair value of warrant liability	199	—	—	—	—	—		199	—		199
Interest earned on marketable securities held in trust account	225	—	—	—	—	(225)	L	—	(225)	L	—
Change in fair value of PIPE derivative liability	(223)	—	—	—	—	—		(223)	—		(223)
Change in fair value of SAFEs	—	(558)	—	—	(558)	558	J	—	558	J	—
(Loss) income before income taxes	(570)	(22,500)	171	(213)	(22,542)	393		(22,719)	393		(22,719)
Provision for income taxes	—	(32)	(1)	—	(33)	—		(33)	—		(33)
Net (loss) income and comprehensive (loss) income	(570)	$(22,532)	$170	$(213)	$(22,575)	$393		$(22,752)	$393		$(22,752)
Net (loss) income and comprehensive (loss) income available to common stockholders	$(570)	$(22,532)	$170	$(213)	$(22,575)	$393		$(22,752)	$393		$(22,752)
Basic and diluted net income per ordinary share subject to redemption	$0.19	—	—	—	—	—		—	—		—
Weighted average ordinary shares outstanding of ordinary shares subject to redemption	846,616	—	—	—	—	—		—	—		—
Basic and diluted net loss per nonredeemable ordinary share	$(0.37)	—	—	—	—	—		—	—		—
Weighted average ordinary shares outstanding of non-redeemable ordinary shares	2,000,000	—	—	—	—	—		—	—		—
Net loss per common share – basic and diluted	—	$(1.71)	—	—	—	—		$(0.71)	—		$(0.73)
Weighted average common shares outstanding –basic and diluted	—	13,189,879	—	—	—	18,854,919	B, E1	32,044,798	18,076,007	B	31,265,886

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2022

(in thousands, except per share and share amounts)

	Year Ended	Year Ended
	December 31,	September 30,	Year Ended					Year Ended			Year Ended
	2022	2022	December 31, 2022					December 31, 2022			December 31, 2022
									Chavant
				EMI		Chavant			Transaction
				Solutions	Pro Forma	Transaction			Accounting		Pro Forma
				Transaction	Mobix Labs	Accounting		Pro Forma	Adjustments		Combined
			EMI	Accounting	& EMI	Adjustments		Combined	(Assuming		(Assuming
	Chavant	Mobix Labs	Solutions	Adjustments	Solutions	(Assuming No		(Assuming No	Maximum		Maximum
	(Historical)	(Historical)	(Historical)	(Footnote 7)	Combined	Redemptions)		Redemptions)	Redemptions)		Redemptions)
Net revenue
Product sales	$—	$2,859	$2,336	$—	$5,195	$—		$5,195	$—		$5,195
License revenue	—	450	—	—	450	—		450	—		450
Total net revenue	—	3,309	2,336	—	5,645	—		5,645	—		5,645
Costs and expenses
Cost of revenue	—	(2,852)	(1,593)	(427)	(4,872)	—		(4,872)	—		(4,872)
Research and development	—	(12,193)	—	—	(12,193)	—		(12,193)	—		(12,193)
Selling, general and administrative	(1,140)	(11,978)	(1,193)	—	(13,171)	(9,300)	G	(23,611)	(9,300)	G	(23,611)
Administrative expense – related party	(120)	—	—	—	—	120	K	—	120	K	—
Total costs and expenses	$(1,260)	$(27,023)	$(2,786)	$(427)	$(30,236)	$(9,180)		$(40,676)	$(9,180)		$(40,676)
Loss from operations	$(1,260)	$(23,714)	$(450)	$(427)	$(24,591)	$(9,180)		$(35,031)	$(9,180)		$(35,031)
Other income (expense), net:
Interest expense	$—	$(343)	$—	$—	$(343)	—		$(343)	—		$(343)
Gain from change in fair value of warrant liability	1,332	—	—	—	—	—		1,332	—		1,332
Interest earned on marketable securities held in trust account	217	—	—	—	—	(217)	L	—	(217)	L	—
Day one loss in PIPE derivative liability	(1,109)	—	—	—	—	—		(1,109)	—		(1,109)
Gain from change in fair value of PIPE derivative liability	44	—	—	—	—	—		44	—		44
Change in fair value of SAFEs	—	(83)	—	—	(83)	83	J	—	83	J	—
(Loss) income before income taxes	(776)	(24,140)	(450)	(427)	(25,017)	(9,314)		(35,107)	(9,314)		(35,107)
Provision for income taxes	—	273	(1)	—	272	—		272	—		272
Net (loss) income and comprehensive (loss) income	$(776)	$(23,867)	$(451)	$(427)	$(24,745)	$(9,314)		$(34,835)	$(9,314)		$(34,835)
Net (loss) income and comprehensive (loss) income available to common stockholders	$(776)	$(23,867)	$(451)	$(427)	$(24,745)	$(9,314)		$(34,835)	$(9,314)		$(34,835)
Basic and diluted net loss per ordinary share subject to redemption	$(0.10)	—	—	—	—	—		—	—		—
Weighted average ordinary shares outstanding of ordinary shares subject to redemption	4,795,078	—	—	—	—	—		—	—		—
Basic and diluted net loss per nonredeemable ordinary share	$(0.16)	—	—	—	—	—		—	—		—
Weighted average ordinary shares outstanding of non-redeemable ordinary shares	2,000,000	—	—	—	—	—		—	—		—
Net loss per common share – basic and diluted	—	$(2.25)	—	—	—	—		$(1.09)	—		$(1.11)
Weighted average common shares outstanding – basic and diluted	—	10,620,614	—	—	—	21,424,184	B, E1	32,044,798	20,645,272	B	31,265,886

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.Description of Transaction

On November 15, 2022, Chavant, Merger Sub, and Mobix Labs, entered into a business combination agreement (as it was amended by Amendment No. 1 and may be further amended and/or restated from time to time, the “Business Combination Agreement”). In connection with the Closing, based on the Per Share Exchange Ratio, (1) each outstanding share of common stock of Mobix Labs will be converted into the right to receive shares of Class A Common Stock; (2) each share of Mobix Labs Preferred Stock, including Series A Preferred Stock and Founders Preferred Stock issued and outstanding immediately prior to the Closing, will be converted into the right to receive shares of Class B Common Stock; (3) each in-the-money vested Mobix Labs stock option that is outstanding and unexercised will be converted into the right to receive a specified number of shares of Class A Common Stock (with such conversion calculated net of any applicable exercise price); (4) each stock option of Mobix Labs that is not an in-the-money vested option that is outstanding and unexercised (“Other Mobix Labs Options”) will be assumed by Chavant and converted into an option to purchase shares of Class A Common Stock (collectively, the “Assumed Options”) and will continue to be subject to the same terms and conditions as applied to that Mobix Labs Option; (5) each outstanding unvested restricted stock unit (“RSU”) of Mobix Labs will be assumed by Chavant and converted into an RSU covering shares of Class A Common Stock (collectively, the “Assumed RSUs”) and will continue to be subject to the same terms and conditions as applied to that Mobix Labs RSU; and (6) each outstanding and unexercised warrant and convertible instrument of Mobix Labs, including Simple Agreement for Further Equity Notes (“SAFEs”) and promissory notes that are convertible into Mobix Labs common stock or preferred stock, will be converted into the right to receive shares of Class A Common Stock. All treasury shares of Mobix Labs will automatically be cancelled and will cease to exist.

The Aggregate Transaction Consideration payable to Mobix Labs equityholders will be an aggregate number of shares of Class A Common Stock or Class B Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares. The estimated maximum number of additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities is 3,000,000, and this estimate is provided solely for the purpose of registering a maximum amount under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable. As of October 31, 2023, Mobix Labs has issued Post-March 26 Financing Securities consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock, which are expected to be exchanged into a total of 2,765,886 shares of Class A Common Stock at the Closing.The aggregate transaction consideration will be allocated among the holders of outstanding shares of common stock, preferred stock, options, RSUs, warrants and convertible instruments, including SAFEs and promissory notes of Mobix Labs immediately prior to the Closing pro rata based on (a) the number of shares of Mobix Labs common stock that are either held by or issuable to a Mobix Labs equityholder pursuant to the terms of the preferred stock, options, RSUs, warrants or convertible instruments held by the Mobix Labs equityholders immediately prior to the Closing, and (b) the Per Share Exchange Ratio. Consideration will be paid at the Closing to holders of Mobix Labs Common Stock (including holders of any Mobix Labs Common Stock received upon the exercise or conversion prior to the Closing Date of Mobix Labs Warrants, Mobix Labs Convertible Instruments and in- the-money vested Mobix Labs Options) and Mobix Labs Preferred Stock based on the Per Share Exchange Ratio. The Aggregate Transaction Consideration described above also includes shares of Class A Common Stock issuable after Closing to holders of Assumed Options and Assumed RSUs. In addition to the consideration to be paid at the Closing, the Earnout Recipients will be entitled to receive an additional aggregate 3.5 million shares of Class A Common Stock issuable as earnout shares (the “Earnout Shares”) based on the achievement of trading price targets following the Closing and subject to the terms provided in the Business Combination Agreement.

In connection with the execution of the Business Combination Agreement, Chavant entered into a subscription agreement (the “PIPE Subscription Agreement”) with an accredited investor (the “PIPE Investor”), pursuant to which the PIPE Investor agreed to purchase 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30.0 million, substantially concurrently with the closing of the Transaction, on the terms and subject to the conditions of the PIPE Subscription Agreement. Pursuant to the PIPE Subscription Agreement, Chavant agreed to file a registration statement registering the resale of the shares of Class A Common Stock acquired by the PIPE Investor (the “PIPE Resale Registration Statement”) within 45 days of Closing.

Pursuant to the PIPE Subscription Agreement, Chavant agreed to issue the Make-Whole Shares to the PIPE Investor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period (the “Adjustment Period”)

commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of Make-Whole Shares equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the end of the Adjustment Period multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

Mobix Labs is in the process of assessing the accounting related to the Make-Whole Shares issuable to the PIPE Investor as of the Closing Date. Currently, Chavant accounts for the PIPE Subscription Agreement as a freestanding financial instrument and as a liability in accordance with Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, due to the embedded features providing tor the potential issuance of Make-Whole Shares. However, the unaudited pro forma condensed combined financial information assumes that the PIPE Private Placement will be classified as equity as of the Closing Date, at which time the Class A Common Shares issued in the PIPE Private Placement are expected to be accounted for as equity. In addition, the unaudited pro forma condensed combined pro forma financial information has not assumed the potentially dilutive effect of the issuance of additional Make-Whole Shares to the PIPE Investor in case the share price falls below $10.00 per share in the measurement period.

The final allocation of consideration payable to the PIPE Private Placement and Make-Whole Shares to the PIPE Investor will be determined upon the completion of the Transaction and could differ materially from the two redemption scenarios presented. The final accounting related to the Transaction, including the Earnout Shares, PIPE Private Placement, Make-Whole Shares to the PIPE Investor, and the prospective accounting for the assumed Public Warrants and Private Placement Warrants, will be finalized by New Mobix Labs and reported on in the first reporting period following the consummation of the Transaction.

From July 1, 2023 through October 30, 2023, Mobix received $3.7 million in proceeds from issuance of 645,044 shares of Mobix Labs Common Stock under Mobix Labs Common Stock subscription agreements, $1.0 million in proceeds from the issuance of promissory notes to related and unrelated parties, and $0.2 million in proceeds from the issuance of convertible notes. All shares of Mobix Labs Common Stock issued under these subscription agreements are expected to be converted into the right to receive shares of Class A Common Stock on the Closing Date of the Transaction. In addition, the unaudited pro forma condensed combined statements do not reflect any future proceeds from the potential equity line of credit or future financing before Closing.

The EMI Transaction

On September 26, 2022, Mobix Labs entered into an Agreement and Plan of Merger (the “EMI Merger Agreement”) with Ydens Holdings, LLC (the “EMI Shareholder”). The termination date under the EMI Merger Agreement is March 31, 2023. However, the parties are in negotiations to extend the termination date under the EMI Merger Agreement from March 31, 2023 to January 31, 2024. Robert Ydens and Julie Ydens (collectively with EMI Shareholder, the “EMI Shareholder Parties”). Based in Irvine, California, EMI Solutions is a provider of electromagnetic interference filters, connectors and modules.

The EMI Transaction has not yet closed and while Mobix Labs expects the acquisition of EMI Solutions to close in the fourth quarter of calendar year 2023, there can be no assurance that this timeline will be met. Pursuant to the EMI Merger Agreement, the consummation of the EMI Transaction will be subject to conditions, including, among others, (i) the approval of the EMI Transaction by the EMI Shareholder, and (ii) the approval of the EMI Transaction by Chavant. If any of these conditions are not met, and those conditions are not waived by the applicable party, the EMI Merger Agreement would be terminated. The EMI Transaction is not contingent upon the closing of the Transaction. If the EMI Transaction is consummated prior to the Closing of the Transaction, the aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million to be allocated to certain Mobix Labs equityholders in the Transaction will include shares issued to the EMI Shareholder upon conversion of 964,912 shares of common stock of Mobix Labs to be issued in the EMI transaction.

2.Basis of Pro Forma Presentation

Under both the “No Redemptions” and the “Maximum Redemption” scenarios, the Merger is expected to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Chavant will be treated as the “accounting acquiree” and Mobix Labs as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Mobix Labs issuing shares for the net assets of Chavant, followed by a recapitalization. The net assets of Chavant will be stated at historical cost with no goodwill or other intangible assets recorded. The results of operations prior to the Transaction will be those of Mobix Labs. There will be no accounting effects or changes in the carrying amount of the assets and liabilities as a result of the Domestication.

Additionally, the EMI Transaction is expected to be accounted for as a business combination, in accordance with GAAP. Pursuant to the EMI Merger Agreement, upon the consummation of the transaction contemplated therein, EMI Solutions will become a wholly-owned subsidiary of Mobix Labs. Accordingly, the EMI Transaction will include preliminary purchase price accounting adjustments. If the EMI Transaction is consummated prior to the Closing of the Transaction, the aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million to be allocated to certain Mobix Labs equityholders in the Transaction will include shares issued to the EMI Shareholder upon conversion of 964,912 shares of common stock of Mobix Labs to be issued in the EMI Transaction.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 is presented as if the Transaction and the EMI Transaction had occurred on June 30, 2023. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, and the year ended December 31, 2022, gives effect to the Transaction and the EMI Transaction as if they had been completed on January 1, 2022. The historical financial information of Chavant was derived from the unaudited condensed financial statements of Chavant as of and for the six months ended June 30, 2023, included elsewhere in this proxy statement/prospectus, and from the audited financial statements of Chavant as of and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus. The historical financial information of Mobix Labs was derived from the unaudited condensed financial statements of Mobix Labs as of and for the nine months ended June 30, 2023, included elsewhere in this proxy statement/ prospectus, and from the audited financial statements of Mobix Labs as of and for the year ended September 30, 2022, included elsewhere in this proxy statement/prospectus. The historical financial information of EMI Solutions was derived from the historical audited financial statements of EMI Solutions as of and for the year ended June 30, 2023, included elsewhere in this proxy statement/ prospectus; the historical unaudited financial information for the six months ended December 31, 2022, which is not included in this proxy statement/prospectus; the historical audited financial statements for the year ended June 30, 2022, included elsewhere in this proxy statement/prospectus; and the historical unaudited financial information for the six months ended December 31, 2021, which is not included in this proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations for the interim period ended June 30, 2023 combines the historical unaudited condensed statement of operations of Chavant for the six months ended June 30, 2023, the historical unaudited financial information of Mobix Labs for the six months ended March 31, 2023, and the historical unaudited financial information of EMI Solutions for the six months ended June 30, 2023, which was derived by subtracting the historical unaudited financial information for the six months ended December 31, 2022, which is not included in this proxy statement/prospectus, from the historical audited financial information of EMI Solutions for the year ended June 30, 2023, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical audited statement of operations of Chavant for the year ended December 31, 2022, the historical audited statement of operations of Mobix Labs for the year ended September 30, 2022, and the historical unaudited financial information of EMI Solutions for the year ended December 31, 2022, which was derived by subtracting the historical unaudited financial information for the six months ended December 31, 2021, which is not included in this proxy statement/prospectus, from the historical audited condensed statement of operations of EMI Solutions for the year ended June 30, 2022, included elsewhere in this proxy statement/prospectus, and adding the historical unaudited financial information for the six months ended December 31, 2022, which is not included in this proxy statement/ prospectus.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the historical unaudited balance sheet of Chavant as of June 30, 2023, the historical unaudited balance sheet of Mobix Labs as of June 30, 2023, and the historical audited balance sheet of EMI Solutions as of June 30, 2023.

The pro forma adjustments reflecting the consummation of the Transaction and the EMI Transaction are based on certain currently available information and certain assumptions and methodologies that Chavant believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available, and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Chavant believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transaction and the EMI Transaction based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transaction and the EMI Transaction taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Chavant, Mobix Labs and EMI Solutions.

The Business Combination Agreement provides for a seven-year “Earnout Period,” commencing on the date that is the one year anniversary of the Closing Date, pursuant to which up to 1.75 million shares of Class A Common Stock will be distributed to the Earnout Recipients if the VWAP of the Class A Common Stock exceeds $12.50 for any twenty trading days within a period of 30 consecutive trading days during the Earnout Period and an additional 1.75 million shares of Class A Common Stock will be distributed to the Earnout Recipients if the VWAP of the Class A Common Stock exceeds $15.00 for any twenty trading days within a period of 30 consecutive trading days during the Earnout Period.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

3.Accounting Policies and Reclassifications

Upon the consummation of the Transaction and the EMI Transaction, management will perform a comprehensive review of the three entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the three entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

4.Pro Forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transaction and the EMI Transaction and has been prepared for informational purposes only.

Chavant has elected not to present Management’s Adjustments and has only presented the EMI Transaction Accounting Adjustments for the EMI Transaction purchase price accounting (“PPA”) adjustments and the Chavant Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. Therefore, the unaudited pro forma condensed combined statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the Transaction. In addition, the unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transaction and the EMI Transaction. However, the unaudited pro forma condensed combined balance sheet includes a pro forma adjustment to reduce cash and stockholders’ (deficit) equity to reflect the payment of certain anticipated Transaction costs. Mobix Labs, EMI Solutions and Chavant have not had any historical relationships prior to the Transaction and the EMI Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Given Mobix Labs’ history of net losses and full valuation allowance on its net deferred tax assets, the pro forma adjustments to the unaudited pro forma condensed combined statements of operations resulted in no additional income tax adjustment.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of outstanding shares of both Chavant and Mobix Labs, as adjusted for the issuance of New Mobix Labs securities in the Transaction as described in Note 5, assuming the Transaction and the EMI Transaction occurred on January 1, 2022.

The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows (in millions, except share and per share data):

A.	Reflects the recapitalization and elimination of Chavant’s pre-Transaction accumulated deficit balance.
B.

Reflects the adjustment to (1) each Mobix Labs Convertible Instrument, including SAFEs, at an exchange ratio of 0.9752520, and convertible notes at an exchange ratio of 0.9752520, that are convertible into Mobix Labs Common Stock or Mobix Labs Series A Redeemable Convertible Preferred Stock prior to Closing, which will be converted into the right to receive shares of Class A Common Stock, and (2) convert Mobix Labs Capital Stock into Class A Common Stock or Class B Common Stock, as applicable, using an exchange ratio of 0.9752520, resulting in an estimated 26,265,886 shares of Common Stock issued at par value $0.00001 or subject to issuance pursuant to Assumed Options and Assumed RSUs.

C.

Reflects the $30.0 million in proceeds from the PIPE Private Placement, consisting of 3,000,000 shares of Class A Common Stock at a purchase price of $10.00 per share. This adjustment does not include any potential additional shares that would be issued under the Make-Whole Shares to the PIPE Investor, nor any remeasurement of the liability subsequent to June 30, 2023.

D.

Reflects the liability classified earnout consideration for certain Mobix Labs equityholders who are entitled to earn, in the aggregate, up to 3,500,000 additional shares of common stock, with an estimated fair value of $34.4 million, upon the achievement of the First Level Earnout Target and the Second Level Earnout Target, each as defined in the Business Combination Agreement. Refer to Note 6 for more information.

E.

Reflects (1) the redemption of 77,130 of Chavant’s ordinary shares for an aggregate payment of $0.8 million, redeemed in connection with the Third Extension in July 2023 at $10.91 per share, and (2) the redemption of 778,912 of Chavant’s ordinary shares for an aggregate payment of $8.8 million at $11.29 per share (based on the amount held in our Trust Account of approximately $8,676,157 as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, and without giving effect to any interest after September 30, 2023) under the “Maximum Redemption” scenario, the reclassification of cash and cash equivalents held in Chavant’s Trust Account (and related interest receivable) of approximately $8.8 million to fund the Transaction consideration, and reclassification of the remaining 778,912 Chavant’s ordinary shares to Common Stock and APIC under “No Redemptions” scenario.

F.

Reflects (1) the additional drawdowns subsequent to June 30, 2023 of $0.4 million under the promissory notes issued by Chavant to the Sponsor, which are expected to be repaid in full (for the total amount of $1.5 million) upon Closing, and (2) $0.3 million, which reflects (a) the payments by Chavant into the Trust Account subsequent to June 30, 2023 in connection with the approval of the Third Extension Amendment and the Second Extension Amendment (at a rate of $0.05 per non-redeeming Public Share per month for the extension period through January 22, 2024, without giving effect to any interest after September 30, 2023), and (b) accrued interest in the Trust Account between July 1, 2023 and September 30, 2023.

G.

To record Chavant’s (1) $9.3 million of preliminary estimated transaction costs associated with legal, financial advisory and other professional fees related to the Transaction, incurred subsequent to June 30, 2023 in the unaudited pro forma combined statements of operations for the year ended December 31, 2022 and reflected as an adjustment to additional paid-in capital, and (2) $2.3 million representing the prepayment of directors’ and officers’ insurance premium and recorded within prepaid expenses and other current assets on the unaudited pro forma condensed combined balance sheet incurred subsequent to June 30, 2023. The $9.3 million of preliminary estimated transaction costs described above includes maximum marketing fees payable under the business combination marketing agreement to Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, the representatives of the underwriters in our IPO, of up to $2.8 million, which is conditioned on the completion of an initial business combination. Chavant has recently engaged in discussions with Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC regarding the amount of the marketing fee and any services they may provide, but these discussions are not complete. The pro forma adjustment assumes that total transaction costs of $10.4 million and $2.3 million of prepayments of directors’ and officers’ insurance premiums were incurred and anticipated to be incurred, $12.1 million of which is expected to be paid from Closing proceeds. Approximately $1.1 million of transaction costs are incurred and already reflected during the six months ended June 30, 2023 and the year ended December 31, 2022 in the historical statements of operations of Chavant. These costs are not expected to affect the combined statements of operations beyond 12 months after the Closing.

H.

To record Mobix Labs’ $4.3 million of estimated transaction costs associated with legal, financial advisory and other professional fees related to the Transaction, incurred subsequent to June 30, 2023. Total transaction costs of $9.0 million that were incurred and anticipated to be incurred, $7.5 million of which is expected to be paid from Closing proceeds. Approximately $4.7 million of transaction costs were incurred and are already reflected as of June 30, 2023 in the unaudited condensed combined statements of operations of Mobix Labs. Of the $4.7 million of transaction costs incurred to date, $1.1 million has been expensed as incurred and is included in the pro forma condensed combined statement of operations as of June 30, 2023, and $3.6 million included as deferred transaction costs on the pro forma condensed combined balance sheet as of June 30, 2023. These costs are currently reflected as a reduction to Mobix Labs’ additional paid-in capital; however, these costs will be allocated to the shares issued and instruments assumed in the Transaction. Any allocation to liability instrument assumed will be expensed immediately.

I.

Reflects (1) the proceeds received by Mobix Labs from the issuance of common stock subscription, warrant, convertible notes, and promissory notes agreements from July 1, 2023 through October 31, 2023 in the amount of $4.9 million. All shares of Mobix Labs Common Stock are expected to be converted into Class A Common Stock as part of Adjustment B; (2) conversion of $0.2 million Mobix Labs Common Stock prior to Closing, which will be converted into the right to receive shares of Class A Common Stock.

J.

To reverse the change in fair value of SAFEs of $0.6 million for the six months ended June 30, 2023, and $0.1 million for the year ended December 31, 2023 as the respective convertible instruments are assumed to have been converted into Class A Common Stock as of January 1, 2022 for purposes of the unaudited pro forma condensed combined statements of operations.

K.	To reverse the related party administrative expense, as the services will cease upon closing of the Transaction.
L.	To reverse the interest earned on marketable securities held in trust account, which will be released upon the closing of the Transaction.

5.Loss per Share

Net loss per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Transaction and the EMI Transaction, assuming the shares were outstanding since January 1, 2022. As the Transaction and the EMI Transaction are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transaction and the EMI Transaction have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the six months ended June 30, 2023 and year ended December 31, 2022:

	Six Months Ended	Year Ended
	June 30, 2023	December 31, 2022
	No	Maximum	No	Maximum
(in thousands, except share and per share data)	Redemptions	Redemptions	Redemptions	Redemptions
Pro forma net loss attributable to common shareholders	$(22,752)	$(22,752)	$(34,835)	$(34,835)
Pro forma weighted average common shares outstanding – basic and diluted	32,044,798	31,265,886	32,044,798	31,265,886
Pro forma net loss per share – basic and diluted.	$(0.71)	$(0.73)	$(1.09)	$(1.11)
Weighted average common shares outstanding – basic and diluted
Mobix Labs equityholders(1)	26,265,886	26,265,886	26,265,886	26,265,886
Chavant Public Shareholders (redeemable shares)	778,912	—	778,912	—
Shares held by Sponsor and other Initial Shareholders	2,000,000	2,000,000	2,000,000	2,000,000
PIPE Investor	3,000,000	3,000,000	3,000,000	3,000,000
Pro forma weighted average shares outstanding – basic and diluted	32,044,798	31,265,886	32,044,798	31,265,886
(1)

If the EMI Transaction is consummated prior to the Closing of the Transaction, the aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million to be allocated to certain Mobix Labs equityholders in the

Transaction will include shares issued to the EMI Shareholder upon conversion of 964,912 shares of common stock of Mobix to be issued in the EMI Transaction.

For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding Public Warrants sold in the Chavant IPO, Private Placement Warrants, Earnout Shares and the Make-Whole Shares are earned, the Working Capital Loans are converted to Class A Common Stock, and that the Assumed RSUs, Assumed Options and Common Stock under Equity Incentive Plans and Employee Stock Purchase Plans are exchanged for Class A Common Stock and that the additional Post-March 26 Financing Securities are exchanged for Class A Common Stock. The 234,114 shares are calculated based on (1) 3,000,000 estimated maximum number of additional shares that may be issued prior to the Closing in exchange for all Post-March 26 Financing Securities (this estimate is provided solely for the purpose of registering a maximum amount under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part in light of the fact that the Business Combination Agreement does not cap the number of such shares that may be issuable), less (2) 2,765,886 shares of Class A Common Stock which are expected to be issued at the Closing to the holders of Post-March 26 Financing Securities issued by Mobix Labs as of October 30, 2023 (consisting of 2,188,234 shares of Mobix Labs Common Stock, warrants to purchase 651,337 shares of Mobix Labs Common Stock, and convertible notes expected to be converted into 29,970 shares of Mobix Labs Common Stock). However, since this results in anti-dilution, the effect of such exchange was not included in the calculation of diluted loss per share.

The potential shares of Class A Common Stock that were excluded from the computation of diluted net loss per share attributable to stockholders for the period presented because including them would have an antidilutive effect were as follows:

	Six Months Ended		Year Ended
	June 30, 2023		December 31, 2022
	No	Maximum	No	Maximum
	Redemptions	Redemptions	Redemptions	Redemptions
Additional Post-March 26 Financing Securities	234,114	234,114	234,114	234,114
Assumed Options and RSUs	1,644,703	1,644,703	1,644,703	1,644,703
Earnout Shares	3,500,000	3,500,000	3,500,000	3,500,000
Make-Whole Shares	1,285,714	1,285,714	1,285,714	1,285,714
Chavant Public Warrants	6,000,000	6,000,000	6,000,000	6,000,000
Chavant Private Placement Warrants	3,400,000	3,400,000	3,400,000	3,400,000
Working Capital Loans	1,500,000	1,500,000	1,500,000	1,500,000
Equity Incentive Plan	5,000,000	5,000,000	5,000,000	5,000,000
Employee Stock Purchase Plan	961,344	937,977	961,344	937,977
Total potentially dilutive common share equivalents	23,525,875	23,502,508	23,525,875	23,502,508

6.Earnout Shares

The Earnout Shares are expected to be accounted for as liability classified equity instruments that are earned upon the achievement of trading price targets following the Closing.

The preliminary estimated fair value of the Earnout Shares is $34.4 million and is subject to change at the Closing. Changes to the value of the Earnout Shares could differ materially from this initial estimate.

The estimated fair value of the Earnout Shares was determined by using a Monte Carlo simulation valuation model using a distribution of potential outcomes over the Earnout Period. The preliminary estimated fair value of the Earnout Shares was determined using the following assumptions, which are subject to change at the Closing.

The closing stock price for the ordinary shares of Chavant as of June 30, 2023 was $11.00 per share.

Expected volatility: the volatility rate of 55.0% was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate of 3.9% is based on the U.S. Treasury bond rates.

Forecast period: The expected term is the 8.3 year term of the Earnout Period.

Expected dividend yield: The expected dividend yield is zero as Mobix Labs has never declared or paid cash dividends and has no current plans to do so during the expected term.

The actual fair value of the Earnout Shares is subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Closing.

7.Preliminary Purchase Price Allocation for EMI Solutions Acquisition

In September 2022, the Company entered into an agreement with EMI Solutions, Inc. (“EMI Solutions”) pursuant to which the Company would acquire all of the issued and outstanding common shares of EMI Solutions. EMI Solutions is a manufacturer of electromagnetic interference filtering products for military and aerospace applications. Consideration for the acquisition is preliminary and is expected to consist of 964,912 shares of the Company’s common stock and $2.2 million in cash. Of the cash portion of the consideration, $155,000 would be payable at the time of closing, $1 million would be payable within 30 days following the merger with Chavant, with the remainder payable at specified dates following the merger with Chavant, or on the twenty-four month anniversary of the Closing. The $155,000 payment due at the time of closing is expected to be funded from the proceeds received by Mobix Labs from the issuance of common stock subscriptions, warrants and promissory note agreements from July 1, 2023 through October 31, 2023, per pro forma adjustment I above. The EMI Shareholder has the right to require Mobix Labs to pay the remaining unpaid purchase consideration, and repurchase the rollover shares for a cash amount equal to $6.84 per share, if the merger with Chavant does not close within twenty-four months of the closing of the EMI Transaction.

The Company’s and EMI Solutions’ obligations to complete the transaction are subject to the satisfaction of certain conditions specified in the agreement. As of June 30, 2023, no amounts related to the agreement with EMI Solutions are included in the financial statements except for within the unaudited pro forma condensed combined balance sheet as of June 30, 2023 and the unaudited condensed combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022.

The EMI Transaction is expected to be accounted for as a business combination, in accordance with GAAP. ASC 805 requires the basis of the assets acquired and liabilities assumed to be recorded at their respective fair values at the acquisition date. Goodwill represents the excess of the fair value of the consideration transferred over the fair value of the identified net assets acquired. Transaction costs incurred by the Company were immaterial and were expensed as incurred.

The estimated preliminary purchase price is calculated based on the fair value of the cash consideration and the common stock of Mobix Labs as of June 30, 2023. The fair value of the 964,912 shares was determined to be $6.6 million, using $6.84 price per share of Mobix Labs common stock, and the fair value of the $2.2 million payable in cash is determined to be $1.8 million. Out of $1.8 million, $1.1 million is presented as a reduction of cash as part of the EMI Solutions preliminary transaction accounting adjustments, $155,000 is expected to be paid at the time of closing of the EMI Transaction, $1.0 million is expected to be paid from the Closing proceeds from the merger with Chavant or funded from the proceeds received by Mobix Labs from the issuance of common stock subscriptions, warrants, and promissory note agreements as described above, and the remaining $0.7 million is included in accrued expenses, as deferred compensation. The 964,912 shares of Mobix Labs’ common stock are expected to be accounted for as permanent equity and are currently included within permanent equity on the unaudited pro forma condensed combined balance sheet as of June 30, 2023.

(In thousands, except share and per share data)	June 30, 2023
Fair value of common stock consideration	$6,600
Fair value of cash consideration	1,846
Estimated total merger consideration	$8,446

Preliminary calculation of estimated merger consideration

The actual purchase price may vary based on Mobix Labs’ share price at the Closing Date as described above, and that difference could be material. As such, the estimated purchase price reflected in the unaudited pro forma condensed combined financial information does not purport to represent the actual purchase price when the EMI Transaction is completed.

Because the estimated purchase price is assumed to be based on the valuation of the common stock at the time of the Closing Date, the preliminary estimated purchase price could fluctuate significantly based on changes up to the Closing Date. A sensitivity analysis related to the fluctuation in the valuation of the intangibles acquired was performed to assess the impact a hypothetical change of ten percent of the valuation of the intangible assets acquired would have on the estimated amortization expense. If the valuation of the intangibles acquired increased or decreased by ten percent, or $0.6 million, there would be a change in amortization expense of less than $0.1 million for both the unaudited condensed combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022. Additionally, the impact of a hypothetical change of ten percent to the estimated purchase price would have a corresponding increase or decrease of approximately $0.8 million to goodwill recorded on the unaudited pro forma combined balance sheet as of June 30, 2023.

The following table provides an estimated preliminary pro forma purchase price allocation, which is subject to change upon a completed valuation of the assets acquired and liabilities assumed as of the Closing Date. The preliminary purchase price allocation assumes as if the EMI Transaction had occurred on June 30, 2023:

Allocation of purchase price
(In thousands)	June 30, 2023
Estimated total merger consideration	$8,446
Assets acquired:
Cash and cash equivalents	75
Accounts receivable	260
Property and equipment	118
Operating lease right-of-use assets	57
Other assets	30
Intangible assets	6,400
Total identifiable assets	6,940
Liabilities assumed:
Accounts payable	83
Accrued expenses and other current liabilities	84
Notes payable – related party	83
Operating lease liability, current	58
Total identifiable liabilities	308
Net assets acquired	6,632
Estimated pro forma goodwill	$1,814

Identifiable intangible assets – The Company engaged a third-party valuation specialist to assist management in determining the fair value of identifiable intangible assets. The preliminary estimated fair values of the intangible assets and the average amortization periods, generally on a straight-line basis, are as follows:

		Estimated	Estimated Fair
	Methodology	Useful Life	Value Acquired
Customer Relationships	MPEEM	15 years	6,400

The fair value of customer relationships was determined based on the multiperiod excess earnings method (“MPEEM”) of the income approach. The MPEEM is a variation of discounted cash-flow analysis. Rather than focusing on the whole entity, the MPEEM isolates the cash flows that can be associated with a single intangible asset and measures fair value by discounting them to present value.

The useful lives were based on management’s expectation of the continuing value of the intangible assets in the future.

The carrying values of all other assets acquired and liabilities assumed (accounts receivable, property and equipment, operating lease right-of-use assets, other assets, accounts payable, accrued expenses and other current liabilities, notes payable, operating lease liability) were determined to approximate their fair values.

The additional amortization expense of $0.2 million and $0.4 million in the unaudited pro forma combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022, respectively, was calculated based on the above estimated useful life.

The final purchase price allocation for the EMI Transaction will be performed subsequent to the closing, and adjustments to the estimated amounts or recognition of additional assets acquired or liabilities assumed may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the closing date of the EMI Transaction. Mobix Labs expects to finalize the purchase price allocation no later than twelve months after completing the EMI Transaction.

EXTRAORDINARY GENERAL MEETING

General

Chavant is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by Chavant’s Board for use at the Special Meeting in lieu of the 2023 annual general meeting to be held on [                 ], 2023, and at any adjournments or postponements thereof. This proxy statement/prospectus is first being furnished to Chavant’s shareholders on or about [                  ], 2023 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides Chavant’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting will be held at [                 ] a.m., Eastern Time, on [                 ], 2023, to consider and vote upon the proposals to be submitted to the Special Meeting, including if necessary, the Adjournment Proposal. For the purposes of Chavant’s Existing Charter, the physical place of the meeting will be the offices of Simpson Thacher & Bartlett LLP located at 425 Lexington Avenue, New York, New York 10017, United States of America. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/chavantcapital/sm2023. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing within the U.S. and Canada: +1 800-450-7155 (toll-free) or outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply).

Registering for the Special Meeting

Pre-registration at is recommended but is not required in order to attend.

Any shareholder wishing to attend the Special Meeting should register for the meeting by [                 ], 2023. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our Ordinary Shares:

●	If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the Special Meeting online, go to https://www.cstproxy.com/chavantcapital/sm2023, enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.
●	Beneficial shareholders (those holding shares through a stock brokerage account or a bank or other holder of record) who wish to attend the Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the Special Meeting. Beneficial shareholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Purpose of the Special Meeting

At the Special Meeting, Chavant is asking holders of our Ordinary Shares:

●	To consider and vote upon the Transaction Proposal. A copy of the Business Combination Agreement, and Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023 are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively;
●	To consider and vote upon the Domestication Proposal;

●	To consider and vote upon the Organizational Documents Proposal. Forms of the Proposed Organizational Documents are attached to this proxy statement/prospectus as Annex B-1, Annex B-3 and Annex C;
●	To consider and vote upon the Advisory Governance Proposals;
●	To consider and vote upon the Nasdaq Proposal;
●	To consider and vote upon the Equity Incentive Plan Proposal. The form of the 2023 Equity Incentive Plan is attached to this proxy statement/prospectus as Annex D;
●	To consider and vote upon the Employee Stock Purchase Plan Proposal. The form of the 2023 Employee Stock Purchase Plan is attached to this proxy statement/prospectus as Annex E;
●	To consider and vote upon the Director Election Proposal; and
●	To consider and vote upon the Adjournment Proposal, if it is presented at the Special Meeting.

Recommendation of the Board with Respect to the Proposals

The Board believes that the Transaction Proposal and the other proposals to be presented at the Special Meeting are in the best interest of Chavant’s shareholders and unanimously recommends that our shareholders vote “FOR” the Transaction Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Advisory Governance Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” each of the director nominees put forth in the Director Election Proposal, and “FOR” the Adjournment Proposal, if presented to the Special Meeting.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [                 ], 2023, as the “Record Date” for determining the shareholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on [                 ], 2023, there were [                 ] Ordinary Shares outstanding and entitled to vote. Each Ordinary Share is entitled to one vote per share at the Special Meeting.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Quorum

The presence, in person (which would include presence at the Special Meeting) or by proxy, of shareholders holding a majority of the shares entitled to vote at the Special Meeting constitutes a quorum at the Special Meeting.

Abstentions

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Special Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. For the purposes of approval, an abstention will have no effect on the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Governance Proposals, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal or the Adjournment Proposal.

Vote Required for Approval

The following votes are required for each proposal at the Special Meeting:

●	The Transaction Proposal: The approval of the Transaction Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Domestication Proposal: The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Organizational Documents Proposal: The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Advisory Governance Proposals: The approval of the Advisory Governance Proposals requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting. The approval of any of the Advisory Governance Proposals is not required by the Existing Charter, Cayman Islands law or Delaware law separate and apart from the Organizational Documents Proposal, but pursuant to SEC guidance, Chavant is required to submit these provisions to our shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory votes and are not binding on Chavant or the Board (separate and apart from the approval of the Organizational Documents Proposal).
●	The Nasdaq Proposal: The approval of the Nasdaq Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Director Election Proposal: The approval of the election of each director nominee pursuant to the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.
●	The Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by holders of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Special Meeting.

Under the Business Combination Agreement, the approval of each of the Condition Precedent Proposals (i.e., the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Equity Incentive Plan Proposal and the Nasdaq Proposal) is a condition to the consummation of the Transaction. The adoption of each Condition Precedent Proposal is conditioned on the approval of all of the Condition Precedent Proposals. If our shareholders do not approve each of the Condition Precedent Proposals, the Transaction may not be consummated.

Voting Your Shares

Each Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of Chavant Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your Chavant Ordinary Shares at the Special Meeting.

●	You Can Vote by Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Chavant’s Board “FOR” the Transaction Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Advisory Governance Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” each of the director nominees put forth in the Director Election Proposal and “FOR” the Adjournment Proposal, if presented to the Special Meeting. Votes received after a matter has been voted upon at the Special Meeting will not be counted.
●	You Can Attend the Special Meeting and Vote in Person. The Special Meeting will be held at [ ] a.m., Eastern Time, on [ ], 2023. For the purposes of Chavant’s Existing Charter, the physical place of the meeting will be the offices of Simpson Thacher & Bartlett LLP located at 425 Lexington Avenue, New York, New York 10017, United States of America. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/chavantcapital/sm2023. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing within the U.S. and Canada: +1 800-450-7155 (toll-free) or outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply). See “— Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Revoking Your Proxy

Shareholders may send a later-dated, signed proxy card to Chavant’s Secretary at the address set forth below so that it is received by Chavant’s Secretary prior to the vote at the Special Meeting (which is scheduled to take place on [           ], 2023) or attend the Special Meeting in person (which would include presence at the Special Meeting) and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Chavant’s Chief Executive Officer, which must be received by Chavant’s Secretary prior to the vote at the Special Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

No Additional Matters May be Presented at the Special Meeting

The Special Meeting has been called only to consider the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Advisory Governance Proposals, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Elections Proposal, the Nasdaq Proposal and the Adjournment Proposal. Under Chavant’s Existing Charter, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Ordinary Shares, you may call Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CLAY.info@investor.morrowsodali.com.

Redemption Rights

Public Shareholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for the proposed Transaction, against the proposed Transaction or do not vote in relation to the proposed Transaction. Any Public Shareholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Transaction, including interest earned on the funds held in the Trust Account (including interest earned and not previously released to Chavant to pay its taxes), divided by the number of then outstanding Public Shares. If a holder properly seeks redemption as described in this section and the Transaction is consummated, the holder will no longer own these shares following the Transaction.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

Chavant’s Initial Shareholders will not have redemption rights with respect to any Chavant Ordinary Shares owned by them, directly or indirectly. The Initial Shareholders waived redemption rights pursuant to (i) the Letter Agreement dated July 19,2021 in connection with the Chavant IPO (waiver by the Sponsor, each Representative Designee and Chavant’s directors and officers), a copy of which is filed as Exhibit 10.1 to the registration statement of which this proxy statement/prospectus is a part, (ii) the Existing Charter (which stipulates that there are no redemption rights of the Sponsor, any founder (shareholder prior to the Chavant IPO), or Chavant directors and officers) and (iii) the Sponsor Letter Agreement dated November 15, 2022, entered into in connection with the Business Combination Agreement (waiver by the Sponsor and Chavant’s directors and officers), a copy of which is filed as Exhibit 10.7 to the registration statement of which this proxy statement/prospectus is a part. While the Initial Shareholders have a financial interest in the completion of the Transaction (as further described in “— How do the Initial Shareholders intend to vote on the proposal?,” “Summary of the Proxy Statement/Prospectus — The Sponsor and Chavant’s Directors and Officers have Financial Interests in the Transaction” and “Risk Factors —Risks Related to Chavant and the Transaction — Risks Related to Our Status as a Blank Check Company — Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests”), they did not receive specific consideration in exchange for their waiver of such rights.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)

(a) hold Public Shares or (b) hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(ii)

prior to 5:00 p.m., Eastern Time, on                , 2023 (two business days prior to the vote at the Special Meeting), (a) submit a written request to our transfer agent that the Company redeem your Public Shares for cash and (b) deliver your Public Shares to our transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public Shares that have not been delivered or tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. In the event the proposed Transaction is not consummated this may result in an additional cost to shareholders for the return of their shares.

Holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact our transfer agent directly and instruct them to do so. If a holder of Units fails to cause such holder’s Units to be separated in a timely manner, such holder will likely not be able to exercise redemption rights.

Any request to redeem Public Shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. Furthermore, if a holder of a Public Share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the Closing not to elect to exercise such rights, it may simply request that Chavant instruct our transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement. We will be required to honor such request only if made prior to the deadline for exercising redemption requests.

If the Transaction is not approved or completed for any reason, then Chavant’s Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Chavant will promptly return any shares previously delivered by public holders.

The closing price of the Ordinary Shares on October 30, 2023 was $11.08 per share. The amount held in our Trust Account was approximately $8,676,157 as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, the implied redemption value is $11.29 per Public Share (without giving effect to any accrued interest after September 30, 2023). Prior to exercising redemption rights, shareholders should verify the market price of Ordinary Shares as they may receive higher proceeds from the sale of their Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Chavant cannot assure our shareholders that they will be able to sell their Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in our securities when our shareholders wish to sell their shares.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares. You will be entitled to receive cash for your Public Shares only if you properly exercise your right to redeem the Public Shares you hold and deliver your Public Shares (either physically or electronically) to the transfer agent, prior to 5:00 p.m., Eastern Time, on [                 ], 2023 (two business days prior to the vote at the Special Meeting), and the Transaction is consummated.

Appraisal Rights and Dissenters’ Rights

Neither Chavant shareholders nor Chavant warrant holders have appraisal rights in connection with the Transaction including the Domestication under the DGCL. None of our shareholders have dissenters’ rights in connection with the Transaction, including under Cayman Islands law in connection with the Domestication.

PROPOSAL NO. 1 — THE TRANSACTION PROPOSAL

THE TRANSACTION

The Background of the Transaction

The Business Combination Agreement and the transactions contemplated by it, are the result of arm’s-length negotiations between representatives of Chavant and representatives of Mobix Labs over the course of approximately six months. The following is a brief discussion of the background of these negotiations, the Business Combination Agreement and the related transactions. The following chronology does not purport to catalogue every conversation among representatives of Chavant, Mobix Labs and other parties.

Chavant is a blank check company incorporated on March 19, 2021 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On July 22, 2021, Chavant consummated its IPO. Following the closing of the IPO, an amount equal to $80,000,000, representing the net proceeds of the sale of the Units in the IPO and the sale of the Private Warrants, was placed in the Trust Account.

After the consummation of the IPO, Chavant commenced an active search for prospective businesses and assets to acquire through a business combination. Together with the Sponsor, the Chavant management team has extensive expertise in the fields of chemistry, computer science, energy storage, materials science, photonics, physics and semiconductors, along with established track records in developing and leading successful businesses in several industries. To leverage these capabilities, the focus of the search was for a suitable business combination target in the advanced manufacturing and advanced materials technology sectors that is poised for transformational growth. However, in its search Chavant also actively considered targets at any stage of their corporate evolution and in a range of industries and geographic locations.

Throughout this process, representatives of Chavant contacted and were contacted by a number of individuals and entities with respect to acquisition opportunities. Chavant evaluated over 80 potential acquisition targets, including targets that were identified by Chavant’s management, advisory partners and representatives. Over the course of such evaluations, Chavant entered into 34 non-disclosure agreements and submitted 8 non-binding indications of interest or letters of intent in connection with certain of these acquisition opportunities, including Mobix Labs.

On April 14, 2022, Kurt Busch, a member of the Mobix Labs Board, contacted Dr. Jiong Ma, President and Chief Executive Officer of Chavant, whom he knew from prior business interactions, to inquire as to whether Chavant would be interested in being introduced to Mobix Labs’ executive leadership team for purposes of evaluating Mobix Labs as a potential acquisition target.

On April 15, 2022, Dr. Ma discussed Mobix Labs’ business and the parties’ interest in a potential business combination with Fabian Battaglia, Chief Executive Officer, and Keyvan Samini, President and Chief Financial Officer, of Mobix Labs. During such discussion, Mr. Battaglia provided Dr. Ma with an overview of the technical aspects of the products which Mobix Labs was developing. Following the discussion, Dr. Ma corresponded further with Mr. Battaglia and Mr. Samini regarding the potential business combination and to coordinate an in-person visit by Dr. Ma to Mobix Labs’ headquarters in Irvine, California.

On April 21, 2022, in order to further the preliminary discussions, Dr. Ma sent Mr. Samini an initial draft of a confidential non-binding term sheet (the “First Term Sheet”) with respect to a potential business combination. The initial draft of the First Term Sheet was based on the form that Chavant had shared with other potential business combination targets and did not specify an equity value for Mobix Labs. The initial draft contemplated, among other things, (i) an earnout of unspecified size (the “Company Earnout”) payable in shares of the combined company’s stock (x) half of which would become payable if the volume-weighted average price (“VWAP”) of the combined company’s stock during the five-year period starting from the end of the 12-month lock-up period following the closing of the transaction (the “Earnout Period”) exceeded $12.50 and (y) the remaining half of which would become payable if the VWAP during the Earnout Period exceeded $15.00, (ii) a single class of common stock outstanding following the closing, (iii) a mutual condition to the closing of the transaction that there be a minimum of $50 million of cash available at the closing of the transactions after payment of both parties’ transaction expenses (the “Minimum Cash Condition”), (iv) that Chavant would target obtaining binding commitments for $60 million of additional financing from third parties (the “PIPE Financing”) and that ACE Equity Partners International Pte. Ltd (together with its affiliates, “ACE”), an affiliate of a non-voting investor in the Sponsor, would provide up to $30 million of such investment (the “Identified PIPE Investment”), (v) that officers, directors and shareholders of Mobix Labs holding at least 1% of the outstanding shares of Mobix Labs would agree to a 12-month lock up post-closing of the transactions (the “Lock-Up”), subject to half of such shares being released early if the VWAP of the combined company’s stock exceeded $12.50 per share and the remaining half being released early if the VWAP of the combined company’s stock exceeded $15.00 per share and (vi) that the combined company would have authorized options to acquire a number of shares of stock equal to 10% of the outstanding equity at the closing of the transaction with an evergreen prevision to ensure there remain authorized options to acquire a number of shares of stock equal to at least 5% of the outstanding equity at closing. The initial draft of the First Term Sheet also contemplated that the parties would discuss entering into exclusivity after the parties had further clarity on financing sources.

Over the course of the next week, Dr. Ma engaged directly with Messrs. Battaglia and Samini discussing the terms of the First Term Sheet, including, among other things, Mobix Labs’ views regarding its equity value, the size and terms of the earnout, and Mobix Labs’ business generally. During those discussions, Dr. Ma expressed that while Chavant’s view of Mobix Labs’ equity value was lower than Mobix Labs’, Chavant would be willing to consider subjecting a larger portion of the overall consideration potentially payable in the transaction to an earnout at higher thresholds than Chavant had originally proposed.

From April 25-26, 2022, Dr. Ma visited Mobix Labs’ headquarters to meet with the Mobix Labs team, including Messrs. Battaglia and Mr. Samini as well as senior engineers from Mobix Labs’ design and technical teams, to further evaluate Mobix Labs as a potential target business and continue discussions with Mobix Labs over the terms of the First Term Sheet. During this visit, Dr. Ma, who holds a PhD in electrical and computer engineering, spent significant time speaking with Mobix Labs’ engineers who were responsible for the development and manufacturing of Mobix Labs’ product lines and offerings in an effort to more fully understand the technical aspects of such products and manufacturing processes so as to better assess the potential value of Mobix Labs’ business. Following such visit, Dr. Ma discussed what she had learned during her visit with other members of the board of directors of Chavant (the “Chavant Board”), many of whom also hold advanced degrees in directly relevant engineering fields and who have extensive business experience in the industries in which Mobix Labs operates, including communications and wireless technologies, 5G applications and semiconductor devices.

On April 28, 2022, Mr. Samini sent a revised draft of the First Term Sheet back to Dr. Ma reflecting Mobix Labs’ proposed terms for a potential business combination (the “April 28 Mobix Labs Proposal”) and with input from its legal advisor, Greenberg Traurig LLP (“Greenberg”), following several discussions on the topic that had occurred earlier in the day and over the course of the prior week. The revised draft of the First Term Sheet generally accepted the terms of the initial draft of the First Term Sheet but contemplated, among other things, (i) an equity value for Mobix Labs of $350 million, which was subject to diligence and exclusive of Mobix Labs’ outstanding equity awards (which would also not count as outstanding in determining the number of authorized options), (ii) the Company Earnout would consist of an additional 8,160,000 shares of the combined company’s stock (valued at $81.6 million based on an assumed $10 per share price of Chavant’s ordinary shares) (x) half of which would become payable if the VWAP of the combined company’s stock during the Earnout Period (which it proposed extending to a seven-year period starting 30 days following the closing of the transaction) exceeded $20.00 and (y) the remaining half of which would become payable if the VWAP during the Earnout Period exceeded $25.00 (but all of which would accelerate upon a change of control, regardless of price), (iii) an additional class of common stock with 10 votes per share and the right to designate three directors (the “Class B Common Stock”) to be held by the holders of Mobix Labs Founders Preferred Stock and Series A Preferred Stock, (iv) that the Minimum Cash Condition be raised to $100 million after payment of both parties’ transaction expenses and be a condition to the obligations of only Mobix Labs, and (v) that, in addition to officers and directors, the Lock-Up would apply only to shareholders of Mobix Labs holding at least 5% of the outstanding shares of Mobix Labs, subject to half of such shares being released early if the VWAP of the combined company’s stock exceeded $18.00 per share and the remaining half being released early if the VWAP of the combined company’s stock exceeded $23.00 per share. The April 28 Mobix Labs Proposal also contemplated Mobix Labs being permitted to pay cash and/or equity bonuses to certain officers of Mobix Labs as determined by Mobix Labs. Between April 28 and May 1, 2022, Dr. Ma considered the terms of the April 28 Mobix Labs Proposal.

On April 29, 2022, Chavant and Mobix Labs entered into a mutual non-disclosure agreement on customary terms, which provided for three year reciprocal confidentiality and employee non-solicit covenants, so that Mobix Labs could provide Chavant with confidential information of Mobix Labs in order for Mobix Labs to evaluate the equity value and other terms proposed in the April 28 Mobix Labs Proposal. Following entry into the mutual non-disclosure agreement, Mobix Labs provided Dr. Ma with a forecast reflecting Mobix Labs’ management’s assessment of its business as of such date (the “April Forecast”).

On May 1, 2022, Dr. Ma sent a revised draft of the First Term Sheet back to Mr. Samini reflecting Chavant’s response to the April 28 Mobix Labs Proposal (the “May 1 Chavant Proposal”) and input from its legal advisor, Simpson Thacher and Bartlett LLP (“Simpson”). The May 1 Chavant Proposal contemplated, among other things, (i) an upfront equity value for Mobix Labs of $275 million which remained subject to diligence and was inclusive of Mobix Labs’ outstanding equity awards (which would also count against the number of authorized options), (ii) the Company Earnout would consist of an additional 2,500,000 shares of the combined company’s stock (valued at $25 million based on an assumed $10 per share price of Chavant’s ordinary shares), all of which would become payable if both (x) the revenue and earnings before taxes, depreciation and amortization (“EBITDA”) of the combined company equaled or exceeded $120 million and $30 million, respectively, for any fiscal year ending on or before December 31, 2024, and (y) the VWAP of the combined company’s stock during a shorter Earnout Period (starting six months following the closing of the transaction and ending on December 31, 2024) exceeded $15.00 (without any acceleration upon a change of control), (iii) the Class B Common Stock being held by the holders of Mobix Labs Founders Preferred Stock only, (iv) that the Minimum Cash Condition be $80 million after payment of both parties’ transaction expenses and be a mutual condition to the parties’ obligations and (v) the ability of Mobix Labs to pay cash and/or equity bonuses to officers of Mobix Labs as determined by Mobix Labs would require further discussion. The May 1 Chavant Proposal included a unilateral binding exclusivity provision pursuant to which Mobix Labs would agree not to, among other things, solicit an alternative acquisition proposal, including the acquisition of all or a material portion of Mobix Labs’ equity, any initial public offering or any issuance of equity securities at least equal to 5% of the outstanding equity securities, or disclose an non-public information about Mobix Labs that would reasonably be expected to lead to such an acquisition proposal. The proposed exclusivity would continue until the later of 45 days after the execution of the First Term Sheet and the date the PCAOB Audited Financial Statements of Mobix Labs for the fiscal years ended December 31, 2020 and 2021 had been completed and delivered to Chavant and would be subject to one automatic 15-day extension if the parties were continuing to work in good faith towards signing a business combination agreement.

Over the course of May 1, 2022 and throughout the day on May 2, 2022, Dr. Ma and Mr. Samini discussed the terms of the May 1 Chavant Proposal culminating in Mr. Samini’s sending a revised draft of the initial term sheet back to Dr. Ma reflecting the parties’ discussions over the past day-and-a-half (the “May 2 Mobix Labs Proposal”). The May 2 Mobix Labs Proposal reflected the following revised terms: (i) an upfront equity value for Mobix Labs of $280 million which remained subject to diligence and was inclusive of only those of Mobix Labs’ outstanding equity awards which were vested and in the money (with the remaining outstanding equity awards rolling over but not counting against the number of authorized options), (ii) an earnout of an additional 3,500,000 shares of the combined company’s stock (valued at $35 million based on an assumed $10 per share price of Chavant’s ordinary shares) (x) half of which would become payable if the VWAP of combined company’s stock during the Earnout Period (which it proposed reverting back to the seven-year period starting 30 days following the closing of the transaction that was reflected in the April 28 Mobix Labs Proposal) exceeded $15.00 and (y) the remaining half of which would become payable if the VWAP during the Earnout Period exceeded $18.00 (but all of which would accelerate upon a change of control, regardless of price), (iii) the Class B Common Stock being held by the holders of Mobix Labs Series A Preferred Stock in addition to the holders of Founders Preferred Stock, (iv) that the Minimum Cash Condition be $100 million after payment of both parties’ transaction expenses and be a condition only to Mobix Labs’ obligation to consummate the transactions, (v) that Mobix Labs would be able to pay cash and/or equity bonuses to officers and directors of Mobix Labs as determined by Mobix Labs and (vi) that the exclusivity provision would be reciprocal. The May 2 Mobix Labs Proposal introduced a sponsor earnout (the “Sponsor Earnout”) pursuant to which 8% of the shares held by the Sponsor would be subject to vesting based on the same construct used for the Company Earnout.

On May 3, 2022, during a meeting of the Mobix Labs Board, the Mobix Labs Board discussed the proposed First Term Sheet and authorized Mobix Labs’ management to execute it.

On May 3, 2022, Chavant and Mobix Labs executed the First Term Sheet. The executed First Term Sheet remained non-binding and reflected the terms of the May 2 Mobix Labs Proposal other than to clarify that both the Company Earnout and the Sponsor Earnout would accelerate upon a change of control only to the extent the applicable VWAP was met at the time of such change of control and that the total amount of any bonuses paid to officers and directors of Mobix Labs would be subject to agreement by Chavant.

In the days following the execution of the First Term Sheet, Dr. Ma and Mr. Samini engaged in several discussions regarding the next steps in the process and the parties’ respective legal advisors — Greenberg with respect to Mobix Labs, and Simpson with respect to Chavant — began the preparation of initial drafts of the various documents which would be needed in connection with the proposed business combination.

On May 5, 2022, Mobix Labs began to populate a virtual data room with due diligence materials, including, among other things, organizational documents, financial statements and the April Forecast, and information on intellectual property, legal and regulatory matters.

On May 6, 2022, Dr. Ma, Michael Lee, Chavant’s Chief Financial Officer, André-Jacques Auberton-Hervé, Chavant’s Chairman and Bernhard Stapp, a director of Chavant, received a virtual presentation from Messrs. Battaglia and Samini and the following other members of Mobix Labs’ executive leadership team, James Peterson, Executive Chairman, Mark Wong, Executive Vice President,

Marketing, Manuchehr Neshat, General Manager, Product Strategy & Development and Rick Goerner, Member of the Mobix Labs Board, and Chairman of the Technical Advisory Board. During the presentation, the executive leadership told Dr. Ma and Mr. Lee about their professional backgrounds, Mobix Labs’ business plan and the technical specifications and capabilities of its products.

On May 9, 2022, a meeting of the Chavant Board was held, where Dr. Ma reviewed the terms of the First Term Sheet with the Chavant Board, noting that it was non-binding and that Chavant had only completed preliminary due diligence of Mobix Labs. The Chavant Board discussed the merits and characteristics of Mobix Labs and its readiness to complete the proposed transaction. The Chavant Board also discussed the due diligence process for Mobix Labs, the prospects for a PIPE transaction and the need to file a proxy to seek an extension of the then current deadline date in the Amended and Restated Memorandum and Articles of Association of Chavant (the “Existing Charter”) by which it must consummate an initial business combination in order to provide sufficient time to negotiate and consummate a proposed business combination.

From May 10-11, 2022, representatives of Mobix Labs, including Mr. Battaglia and Mr. Samini, traveled to New York City to meet with Dr. Ma and other representatives of Chavant. The group met to further discuss the proposed business combination and to meet with certain potential investors.

In the evening of May 23, 2022, Mr. Samini expressed to Dr. Ma that Mobix Labs desired to execute definitive documentation with respect to the proposed business combination by June 7, 2022 and his proposal with respect to how to achieve Mobix Labs’ desired timeline. Over the next several days, Dr. Ma and Mr. Samini corresponded regarding the feasibility of Mobix Labs’ desired timeline in light of the diligence that Chavant desired to complete before moving forward.

On May 26, 2022, Mr. Samini informed Dr. Ma of a conversation he had had with Mr. Peterson and proposed certain material changes to terms of the transactions contemplated by the First Term Sheet. Those changes included, among other things, that the definitive transaction documents are signed by June 7, 2022, and proposing that the business combination agreement contain reciprocal conditions to the parties’ obligations to consummate the transactions that each party had satisfactorily completed its due diligence.

On May 31, 2022, following careful consideration of Mobix Labs’ requests with respect to timing and other modifications to the terms contained in the First Term Sheet, discussions among certain of the members of the Chavant Board and input from Simpson, Chavant sent Mobix Labs a letter that terminated the First Term Sheet (the “Termination Letter”). The Termination Letter specified that the termination was in light of, among other things, Mobix Labs’ proposals to make material changes to terms of the transactions contemplated by the First Term Sheet.

Later during the day on May 31, 2022 and over the course of the following couple of days, representatives of Mobix Labs contacted Dr. Ma to express their interest in continuing discussions regarding a potential business combination and the need for the parties to enter into a new term sheet with respect to the potential business combination in light of the fact that the First Term Sheet had been terminated. The parties also discussed each engaging financial advisors to help facilitate the parties’ ongoing discussions regarding the potential business combination. Dr. Ma indicated that she had reached out to Needham & Company, LLC (“Needham”) about their interest in potentially serving as financial advisor to Chavant and was informed that among the financial advisors Mobix Labs was considering retaining was B. Riley Securities, Inc. (“B. Riley”).

Also on May 31, 2022, following the termination of the First Term Sheet pursuant to the Termination Letter, Chavant entered into a non-disclosure agreement with an alternative target specializing in advanced manufacturing in the industrial industry, referred to herein as Company A, regarding a potential business combination. That same day, representatives of Chavant held an introductory discussion with the management team of Company A. On June 2, 2022, representatives of Chavant held a follow-up discussion with Company A’s management team to discuss their valuation expectations. Following that discussion, Chavant formed the view that Company A was not a suitable acquisition target and decided not to further pursue a business combination with Company A. Chavant informed Company A’s management team of that decision shortly after the follow-up discussion.

On June 4, 2022, Chavant received a proposal from Needham to act as Chavant’s financial advisor, including with respect to assisting in negotiating the definitive documents with respect to the potential business combination, conducting business and financial due diligence and assisting with respect to the preparation of materials to be provided to potential investors in the PIPE Financing.

On June 9, 2022, representatives of Needham, on behalf of Chavant, sent comments to Mobix Labs and B. Riley following conversations among the parties regarding potential changes to be made to the First Term Sheet. The comments raised the following points for further discussion among the parties: (i) the equity valuation of Mobix Labs, (ii) the scope of the recipients of the Class B

Common Stock with 10 votes per share, (iii) the length of the Earnout Period for both the Company Earnout and the Sponsor Earnout, and (iv) the size of the Minimum Cash Condition.

On June 16, 2022, representatives of B. Riley sent a markup to Needham reflecting Mobix Labs’ proposal with respect to the changes to be made to the First Term Sheet in order for Mobix Labs to be willing to enter into a new confidential non-binding term sheet (the “Second Term Sheet”) and addressing the comments that Needham had sent on June 9 (the “June 16 Mobix Labs Proposal”). The June 16 Mobix Labs Proposal (i) sought further clarity from Chavant with respect to any anticipated changes to the equity valuation of Mobix Labs, (ii) noted that it was important to Mobix Labs’ founders that the Class B Common Stock be issued to the holders of Mobix Labs Series A Preferred Stock in addition to the holders of Founders Preferred Stock as was agreed in the First Term Sheet, (iii) noted that the length of the Earnout Period was reflective of the compromise to increase the VWAP on the Company Earnout and Sponsor Earnout, (iv) reduced the Minimum Cash Condition to $60 million (after payment of both parties’ transaction expenses) and indicated that Mobix Labs, with the assistance of B. Riley, was still considering whether an even lower number would be acceptable and consistent with Mobix Labs’ growth objectives, (v) increased the size of the Sponsor Earnout to 20% from 8% of the shares held by the Sponsor, (vi) contemplated for the first time that an additional 20% of the shares held by Sponsor would be set aside as incentives for the providers of the PIPE Financing, and (vii) contemplated for the first time that 10% of the shares held by Sponsor would be transferred back to the combined company if the VWAP exceeded $18.00 during the three-year period following the six month anniversary of the Closing. The June 16 Mobix Labs Proposal also provided that the reciprocal exclusivity period would recommence upon the execution of the Second Term Sheet and last for 45 days thereafter, subject to one automatic 15-day extension if the parties are continuing to work in good faith towards signing a business combination agreement for the Transaction.

On June 20, 2022, representatives of Needham sent a revised draft of the Second Term Sheet to B. Riley (the “June 20 Chavant Proposal”). The June 20 Chavant Proposal (i) further reduced the Minimum Cash Condition to $50 million (after payment of both parties’ transaction expenses), (ii) reduced the size of the Sponsor Earnout to 15% of the shares held by the Sponsor, (iii) contemplated the potential for shares held by the Sponsor would be set aside as incentives for the providers of the PIPE Financing without specifying an amount and noted that the parties would discuss the Mobix Labs’ equity valuation potentially being adjusted to allow for additional incentives, (iii) rejected the concept that shares of the combined company held by the Sponsor would be transferred back to the combined company based on a future VWAP of the combined company and (iv) extended the exclusivity period to 60 days with a single 15-day extension.

On June 20, 2022, representatives of B. Riley provided to Needham an updated forecast reflecting Mobix Labs’ management’s latest assessment of its business as of mid-May 2022 (the “May Forecast”). The May Forecast reflected Mobix Labs’ management’s slightly reduced expectations with respect to revenue due to capital constraints, the closure of a supplier’s manufacturing facility due to the COVID-19 pandemic, and substantially similar expectations with respect to operating expenses, in each case as compared to the April Forecast. Based on the May Forecast, the equity value for Mobix Labs specified in the Second Term Sheet was adjusted downward to a range of $215 million to $245 million (the “Revised June Valuation”), which remained subject to Chavant’s ongoing due diligence of Mobix Labs.

On June 22, 2022, representatives of B. Riley sent a revised draft of the Second Term Sheet to Needham (the “June 22 Mobix Labs Proposal”). The June 22 Mobix Labs Proposal (i) specified that at least 10% of the shares held by the Sponsor would be set aside as incentives for the providers of the PIPE Financing and deleted the note that the parties would discuss the Mobix Labs’ equity valuation potentially being adjusted to allow for additional incentives, (ii) provided that the Identified PIPE Investment would be in the form of common equity regardless of the PIPE Financing structure and (iii) reverted back to the June 16 Mobix Labs Proposal that the exclusivity period be 45 days with a single 15-day extension. The June 22 Mobix Labs Proposal included a note that Mobix Labs had recently come to an agreement in principle with EMI Solutions to acquire EMI Solutions, that the consideration for the acquisition would consist mostly of common stock of Mobix Labs and that the May Forecast would be revised to take into account the contemplated acquisition.

Over the course of the next week, representatives of B. Riley and Needham continued to negotiate the terms and exchange drafts of the Second Term Sheet, and Dr. Ma and Mr. Samini had several conversations with respect to the open points in such drafts. The points which were subject to negotiation during such time included (i) the extent to which the Identified PIPE Investment would be in the form of common equity, (ii) whether and to what extent a portion of the shares held by the Sponsor would be set aside as incentives for the providers of the PIPE Financing or subject to vesting based on a future VWAP of the combined company and (iii) whether the Company Earnout would accelerate upon a change of control only to the extent the applicable VWAP was met at the time of such change of control.

On June 27, 2022, during a meeting of the Chavant Board, Dr. Ma updated the Chavant Board regarding the negotiation of the First Term Sheet with Mobix Labs and its subsequent termination and informed the Chavant Board that, shortly following such termination, representatives of Mobix Labs had approached Dr. Ma to re-engage with Mobix Labs regarding a potential business combination and to express their desire for the parties to enter into the Second Term Sheet reflecting revised terms of the transaction. Dr. Ma informed the Chavant Board that, in addition to direct conversations she was having with Mobix Labs, that Needham, on behalf of Chavant, and B. Riley, on behalf of Mobix Labs, had been negotiating additional proposed revisions to be included in the Second Term Sheet and that she expected the parties to be in a position to execute the Second Term Sheet in the coming days. Dr. Ma then provided a status update to the Chavant Board of the other conversations that she and other representatives of Chavant had been having with other potential targets since the termination of exclusivity with Mobix Labs on May 31, 2022, including Company A as well as at least one other company and advised the Chavant Board of her views regarding the continued attractiveness of Mobix Labs as a potential target generally and as compared to such other potential targets based on, among other things, the technology in Mobix Labs’ existing and planned products, the fact that Chavant’s management team’s areas of expertise aligned more closely with Mobix Labs’ business than that of the other potential targets, and Chavant’s management team’s expectations with respect to Mobix Labs’ growth prospects as a result of the foregoing. The Chavant Board also discussed the May Forecast and the downward adjustment to the proposed equity value for Mobix Labs to a range of $215 million to $245 million. The Chavant Board then discussed and indicated their support for entering into a revised term sheet for Mobix Labs on the basis of, among other things, (i) changes to the prior terms agreed to by Mobix Labs, (ii) Mobix Labs’ agreement to engage a financial advisor and (iii) the Revised June Valuation.

On June 29, 2022, during a meeting of the Mobix Labs Board, the Mobix Labs Board discussed the status of negotiations with Chavant and gave authority to continue negotiations with Chavant and to execute the Second Term Sheet upon the condition that the terms set forth in such Second Term Sheet were more favorable to Mobix Labs than the terms in the then latest proposal received from Chavant, in particular with respect to the equity investment in Mobix Labs.

On June 29, 2022, Chavant and Mobix Labs executed the Second Term Sheet. Key changes to the Second Term Sheet, as compared to the First Term Sheet, included: (i) the reduction in equity value for Mobix Labs from $280 million to a range of $215 million to $245 million, (ii) that no more than $30 million of the PIPE Financing would include non-common equity securities without the consent of Mobix Labs, (iii) that at least $15 million of the Identified PIPE Investment would be in the form of common equity regardless of the overall PIPE Financing structure, (iv) the reduction of the Minimum Cash Condition from $100 million to $50 million (in each case after payment of both parties’ transaction expenses), and (v) the removal of the Sponsor Earnout.

Following execution of the Second Term Sheet, the parties continued in regular discourse regarding advancing the due diligence work streams and the preparation of definitive deal documents reflecting the terms set forth in the Second Term Sheet. During this period, representatives of Mobix Labs expressed to Dr. Ma a need for near-term financing in order to fund ongoing business operations and to pay for transaction expenses during the pendency of the contemplated business combination (the “Bridge Financing”). Mr. Samini inquired of Dr. Ma whether ACE would be interested in providing such financing. During a telephonic conversation following such inquiry, the representative of ACE indicated to representatives of Mobix Labs and Dr. Ma that it would not be willing to provide financing to Mobix Labs prior to execution of definitive documentation with respect to the contemplated business combination.

Beginning the week of July 12, 2022, representatives of Mobix Labs, B. Riley and Greenberg and representatives of Chavant, Needham and Simpson began having weekly status updates to review the progress the parties were making toward execution of definitive documentation with respect to the contemplated business combination and other relevant workstreams.

On July 13, 2022, the Chavant Board executed a unanimous written consent ratifying the entry into the Second Term Sheet by Chavant.

On July 14, 2022, Chavant held an Extraordinary General Meeting and obtained shareholder approval to extend the then current deadline date in the Existing Charter by which it must consummate an initial business combination from July 22, 2022 to January 22, 2023. In connection with the Extraordinary General Meeting, shareholders holding 7,046,967 ordinary shares of Chavant exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result of redemption payments, and after giving effect to Chavant’s initial deposit of $31,450 (at a rate of $0.033 per non-redeeming public share per month), the balance in the Trust Account was approximately $9,575,800.

On July 18, 2022, Greenberg circulated an initial draft of the Business Combination Agreement reflecting the terms of the Second Term Sheet and certain additional terms with respect to which the Second Term Sheet was silent. Such additional terms included, among other things, (i) a covenant for the combined company to adopt an “evergreen” employee stock purchase plan for issuances of stock equal to two percent of the combined company’s issued and outstanding common stock as of the closing with provisions for such amount to be automatically replenished in order to ensure at least one percent (or such lesser amount as determined by the Chavant Board) was available in future years, and (ii) a termination fee in an amount to be determined which would be payable by Mobix Labs to Chavant in the event the Business Combination Agreement was terminated in certain specified circumstances.

On July 20, 2022, during a meeting of the Mobix Labs Board, the Mobix Labs Board discussed the status of negotiations with Chavant, the results of Chavant’s Extraordinary General Meeting and the related redemption payments.

On July 26, 2022, representatives of Simpson and Greenberg discussed Greenberg’s initial draft of the Business Combination Agreement.

On August 1, 2022, Chavant held a board meeting during which the Chavant Board received an update regarding the developments with Mobix Labs, including, among other things, the entry into the Second Term Sheet, the ongoing diligence process, negotiations involving the business combination agreement, and arranging the PIPE Financing. Chavant management also discussed the current performance of Mobix Labs’ business and the expected timeline for the transaction, including the expected completion of the audit of Mobix Labs’ financial statements.

On August 1, 2022, Simpson sent a revised draft of the Business Combination Agreement to Greenberg. The revised draft reflected the following changes, among other things, (i) an expansion of the representations and warranties and interim operating covenants of Mobix Labs, and (ii) reserving on the size of the “evergreen” employee stock purchase plan. The August 1 Simpson draft of the Business Combination Agreement retained the termination fee construct contained in the July 18 Greenberg draft and continued to leave the amount of such fee blank.

On August 9, 2022, representatives of Mobix Labs uploaded to the virtual data room a further updated forecast reflecting Mobix Labs’ management’s latest assessment of its business as of mid-July 2022 (the “July Forecast”). The July Forecast contemplated that the consummation of the acquisition of EMI Solutions by Mobix Labs would be closed in the fourth quarter of the year ended December 31, 2022 and reflected Mobix Labs’ management’s further reduced expectations with respect to revenue and margin due to capital constraints, and higher costs associated with shipping, in each case as compared to the May Forecast.

Over the course of the next several weeks, representatives of Mobix Labs and Chavant, and their respective legal and financial advisors, communicated regularly regarding preparation of investor materials and ongoing due diligence of Mobix Labs. During this period, representatives of Mobix Labs began to reach out to certain potential investors to gauge their interest in participating in the PIPE Financing.

On August 21 and 22, 2022, Dr. Ma and a representative of ACE visited Mobix Labs’ headquarters, where they met with Messrs. Battaglia, Samini and Peterson to continue their due diligence of Mobix Labs and to discuss the company’s need for Bridge Financing and the status of and timing of the definitive documentation with respect to the potential combination.

On August 25, 2022, Mr. Battaglia informed Dr. Ma that the potential investors that Mobix Labs had previously spoken to determined not to participate in the PIPE Financing. Mr. Battaglia indicated that there were likely other investors, including current investors in the company, who might be interested in investing in Mobix Labs in connection with the transaction but that such investors had yet to be contacted.

On August 26, 2022, Dr. Ma spoke to Mr. Battaglia regarding a potential reduction to the Minimum Cash Condition as formulated in the Second Term Sheet due to the potential investors determining not to invest in the PIPE Financing of which Mr. Battaglia had informed Dr. Ma the prior day. Mr. Battaglia indicated that he would discuss the requested changes to the Minimum Cash Condition with Mr. Samini.

On August 28, 2022, Simpson sent to Greenberg an initial draft of the Sponsor Letter Agreement, which representatives of Mobix Labs had requested be provided in order to facilitate Mobix Labs’ review of the revised draft of the Business Combination Agreement. The Sponsor Letter Agreement contained specific voting obligations to vote in favor of the transaction with all SPAC ordinary shares and non-solicitation obligations similar to the no-shop provisions described above to which the SPAC would be subject. Later that same day, Mobix Labs and Chavant entered into a letter agreement extending the exclusivity period in the Second Term Sheet which was set to expire that day until September 16, 2022 with a single automatic 15-day extension to October 1, 2022, if the parties continued to work in good faith towards the signing of the Business Combination Agreement.

On August 29, 2022, Mr. Battaglia expressed to Dr. Ma a willingness to consider reducing the Minimum Cash Condition from the Second Term Sheet such that it would be satisfied by virtue of the Identified PIPE Investment but indicated that he would need to discuss such matter with Mr. Peterson before any modification to the terms of the Second Term Sheet could be made. Mr. Battaglia also indicated that Mobix Labs had begun conversations with representatives of B. Riley regarding B. Riley Principal Capital II, LLC potentially providing an equity line of credit to Mobix Labs (the “ELOC”) but that such conversations were preliminary and that no assurances could be given regarding their outcome. Later that day, Mr. Battaglia reported back that, after internal discussions, Mobix Labs was not willing to reduce the Minimum Cash Condition from the Second Term Sheet.

Over the course of the next week, Dr. Ma continued to discuss with Messrs. Battaglia and Samini, and representatives of Needham discussed with representatives of B. Riley, potential modifications to the Second Term Sheet regarding the Minimum Cash Condition and the structure of the PIPE Financing based on feedback from ACE. On September 6, 2022, representatives of Needham sent to B. Riley a proposal for modification to the terms of the Second Term Sheet (the “September 6 Chavant Proposal”). The September 6 Chavant Proposal proposed the following modifications: (i) a pre-money fully diluted equity valuation for Mobix Labs of $225 million, with an earnout schedule consistent with the Second Term Sheet, (ii) that the Minimum Cash Condition be reduced to $50 million before payment of both party’s transaction expenses, (iii) that the Minimum Cash Condition be further reduced, dollar for dollar, by up to $10 million for each dollar below $10 million that Mobix Labs existing investors do not commit to prior to close, (iv) that credit towards the Minimum Cash Condition would be given for up to $15 million of binding cash facilities (either equity or debt) procured by Mobix Labs (in addition to the proceeds of the PIPE Financing and the amount released from the Trust Account) and (v) that, if the Minimum Cash Condition is not met and Mobix Labs chooses to waive such condition, Chavant will not forfeit any of its shares so long as the Identified PIPE Investment is made on the terms described below. In addition, with respect to the PIPE Financing, the September 6 Chavant Proposal proposed that at least $30 million of the PIPE Financing would be in the form of common equity securities of Mobix Labs and, as required by ACE over the course of negotiations relating to the PIPE Financing, that the PIPE Financing would contain a “make-whole” protection subject to a $7.00 floor whereby, if the VWAP of the common equity issued in the PIPE Financing during the 30-day period commencing 30 days after the equity issued pursuant to the PIPE Financing was registered pursuant to the Securities Act was below $10.00, Mobix Labs would issue additional shares to the participants in the PIPE Financing such that the effective issuance price pursuant to the PIPE Financing was the greater of $7.00 and such VWAP (the “PIPE Make-Whole”).

On September 7, 2022, representatives of B. Riley sent to Needham the revised proposal for modification to the terms of the Second Term Sheet prepared by Mobix Labs (the “September 7 Mobix Labs Proposal”). The September 7 Mobix Labs Proposal generally accepted the terms of the September 6 Chavant Proposal with the following modifications: (i) equity valuation for Mobix Labs was increased to $235 million, (ii) that, while Mobix Labs would work in good faith with Chavant to secure at least $10 million of investment in the PIPE Financing from existing investors and other persons with existing relationships with Mobix Labs, the Minimum Cash Condition would be further reduced, dollar for dollar, only by up to $5 million for each dollar below $5 million that Mobix Labs existing investors did not commit to prior to the Closing, and (iii) that credit towards the Minimum Cash Condition would be given for up to $10 million of binding equity facilities procured by Mobix Labs (in addition to the proceeds of the PIPE Financing and the amount released from the Trust Account). Later that day, Dr. Ma confirmed to Messrs. Battaglia and Samini, that Chavant had accepted the September 7 Mobix Labs Proposal, subject to clarification that the ELOC would be counted toward the Minimum Cash Condition as a binding equity facility, subject to the $10 million cap (the Second Term Sheet as so modified, the “Third Term Sheet”).

On September 8, 2022, representatives of Mobix Labs, Chavant, Needham and B. Riley discussed the proposed non-binding terms of the ELOC which contemplated an aggregate commitment amount of up to $100 million.

Over the course of the next week, the parties continued preparation of materials to be used in connection with the solicitation of potential investors in the PIPE Financing while Simpson continued its due diligence review of Mobix Labs and Greenberg prepared a revised draft of the Business Combination Agreement reflecting the terms of the Third Term Sheet, among other things.

On September 14, 2022, representatives of Mobix Labs uploaded to the virtual data room a further updated forecast reflecting Mobix Labs’ management’s latest assessment of its business as of August 2022 (the “August Forecast”). The August Forecast reflected substantially the same expectations of Mobix Labs’ management with respect to revenue and increased expectations with respect to operating expenses due to increased headcount and research and development expenditures, in each case as compared to the July Forecast.

On September 15, 2022, Greenberg delivered revised drafts of the Business Combination Agreement and Sponsor Letter Agreement to Simpson. In addition to reflecting the terms of the Third Term Sheet, the revised draft of the Business Combination Agreement reflected the following modifications, among others: (i) a reduction to the thresholds for the first and second tiers of the

Company Earnout from $15.00 and $18.00, respectively, to $12.00 and $15.00 and (ii) the deletion of the obligation of Mobix Labs to pay a termination fee to Chavant in any circumstance on account of the intention of Mobix Labs to deliver its required stockholder consent shortly following signing. The revised draft of the Sponsor Letter Agreement contemplated that if the Minimum Cash Condition were not satisfied and the Identified PIPE Investment were not consummated as contemplated by the Third Term Sheet, the Sponsor would forfeit 20% of the shares it owned in Chavant.

On September 21, 2022, Simpson sent Mobix Labs and its representatives a revised draft of the Business Combination Agreement reflecting, among other things: (i) the reversion of the thresholds for the first and second tier of the Company Earnout to $15.00 and $18.00, respectively, (ii) a clarification that credit toward the Minimum Cash Condition would be given for an executed term sheet for the ELOC, subject to the $10 million cap, notwithstanding that it remained non-binding, and (iii) a narrower formulation of the obligation of Chavant’s obligation to pay a termination fee (without any proposal as to the amount of such fee), whereby such fee would only be payable in circumstances where the Business Combination Agreement was terminated by either party at the outside date or by Chavant due to breach, Mobix Labs had received an acquisition proposal prior to such termination and Mobix Labs subsequently entered into an agreement with respect to an alternative acquisition proposal within 12 months following such termination.

On September 22, 2022, Messrs. Battaglia and Samini, accompanied by representatives of Greenberg, discussed with Dr. Ma, accompanied by representatives of Simpson, the open issues in the Business Combination Agreement and the other remaining workstreams which would need to be completed prior to signing of the Business Combination Agreement, including Chavant’s ongoing due diligence review of Mobix Labs. Later that day, Dr. Ma contacted Mr. Battaglia to discuss the terms of Mobix Labs’ existing employment agreements with its executive officers and Chavant’s view that, in anticipation of Mobix Labs becoming a publicly traded company as a result of the Transaction, Mobix Labs should consider amending certain of the terms of such agreements to bring them more in line with market practice for similarly situated public companies.

Over the course of the next several days, Messrs. Battaglia, Mr. Samini and Mr. Peterson communicated with Dr. Ma to express their concern with the implications of the delay in the timing of the signing of the Business Combination Agreement and Mobix Labs’ need for Bridge Financing in order to finance ongoing operations of the business.

Revert Back to: From September 26, 2022 until the signing of the Business Combination Agreement and thereafter through March 31, 2023, Mobix Labs procured Bridge Financing investments from existing investors in Mobix Labs and certain other investors with pre-existing relationships with Mobix Labs in the form of purchases of common equity of Mobix Labs. All such investments valued such shares of common equity at Mobix Labs’ internal valuation of $6.84 per share of common equity, which represented an implied equity value for Mobix Labs of approximately $218 million based on Mobix Labs management’s estimation of the fully diluted share count of Mobix Labs at such time. The aggregate amount of Bridge Financing investments during such period was approximately $9.7 million.

On September 27, 2022, Mobix Labs announced that it had signed a definitive agreement to acquire EMI Solutions, an Irvine-based manufacturer of electromagnetic interference filtering products for military and aerospace applications. Mobix Labs’ obligations to consummate the EMI Transaction were expressly subject to Chavant’s consent, among other closing conditions which remain unsatisfied.

On September 30, 2022, Mobix Labs shared with Chavant and its representatives an executed term sheet for the ELOC, a committed equity facility, which contemplated an aggregate commitment amount of up to $100 million but remained non-binding and subject to B. Riley’s investment committee approval.

Beginning on October 4, 2022, with the exclusivity period under the Third Term Sheet having expired, Dr. Ma, on behalf of Chavant, began to have discussions with an alternative target in the data management technology industry, referred to herein as Company B, with whom ACE had already begun to have preliminary discussions regarding a potential business combination and to commence preliminary business due diligence regarding Company B. On October 7, 2022, Chavant entered into a non-disclosure agreement with Company B. Over the course of the following two weeks, Chavant continued its business and technical due diligence with Company B. Following Chavant’s diligence on Company B, Chavant determined that Company B did not represent a better business combination opportunity for Chavant than Mobix Labs based on, among other things, the technology in Mobix Labs’ existing and planned products, the fact that Chavant’s management team’s areas of expertise aligned more closely with Mobix Labs’ business than that of Company B, and Chavant’s management team’s expectations with respect to Mobix Labs’ growth prospects as a result of the foregoing and decided not to further pursue a business combination with Company B. Chavant informed Company B’s management team of that decision on October 17, 2022.

On October 4, 2022, Greenberg sent Chavant and its representatives a revised draft of the Business Combination Agreement reflecting, among other things: (i) a re-assertion of Mobix Labs’ prior position that the thresholds for the first and second tier of the Company Earnout be $12.00 and $15.00, respectively, (ii) that credit toward the Minimum Cash Condition would be given for the ELOC only to the extent it was irrevocably committed, (iii) an indication of the initial size of the employee stock purchase plan equal to 3%, with an “evergreen” of one percent (or such lesser amount as determined by the Chavant Board), and (iv) the deletion of the obligation of Mobix Labs to pay a termination fee to Chavant in any circumstance. Greenberg relayed a new proposal from Mobix Labs that a certain number of shares of Mobix Labs Founders Preferred Stock (between 150,000 and 250,000 shares) be excluded from the lock-up which had been contemplated in each of the iterations of the term sheets and reminded Chavant that the term sheets had contemplated that Mobix Labs would pay cash and/or equity bonuses in a total amount to be agreed with the Sponsor to certain officers and directors of Mobix Labs at Closing as determined by Mobix Labs. Greenberg further informed Chavant that Mobix Labs had determined such individuals would be: Messrs. Battaglia, Samini, Peterson, Neshat and Wong and Mr. Frederick Goerner, a member of the Mobix Labs’ board of directors, and noted that the aggregate amount of such bonuses should be negotiated prior to the execution of the Business Combination Agreement.

Over the next several weeks, Mobix Labs focused its attention primarily on the Bridge Financing and had continuous discussions with ACE regarding the terms of the ACE Investment. During such period, Dr. Ma and representatives of Mobix Labs were in daily communication regarding the status of the various workstreams related to finalizing the Business Combination Agreement, and Dr. Ma received frequent updates regarding Mobix Labs progress with respect to the Bridge Financing.

On October 19, 2022, during a meeting of the Mobix Labs Board, the Mobix Labs Board discussed the status of negotiations with Chavant and certain Business Combination Agreement terms and conditions.

On October 21, 2022, representatives of Simpson conducted a due diligence session with Mr. Samini and representatives of Greenberg on various legal matters.

On October 24, 2022, Simpson sent Mobix Labs and its representatives a revised draft of the Business Combination Agreement reflecting, among other things: (i) that the thresholds for the first and second tier of the Company Earnout were an open business point, (ii) that credit toward the Minimum Cash Condition would be given for the ELOC to the extent it was committed (and seeking confirmation that the executed term sheet for the ELOC satisfied this standard), (iii) that the proceeds of the Bridge Financing would count toward the satisfaction of the Minimum Cash Condition, and (iv) that Chavant’s willingness to accept the deletion of the obligation of Mobix Labs to pay a termination fee to Chavant in any circumstance were subject to the satisfactory resolution of the other open points in the draft.

On October 31, 2022, during a meeting of the Chavant Board, the Chavant Board was updated on status of the proposed transaction, including the ongoing diligence process, the ongoing negotiations with the Business Combination Agreement, management incentives and employment contracts, the audit being conducted by Mobix Labs’ independent registered public accounting firm and the timeline for signing the Business Combination Agreement.

On November 1, 2022, Dr. Ma, on behalf of Chavant, met in person with the management team of an alternative target in the healthcare industry, referred to herein as Company C. Chavant and Company C exchanged drafts of a non-disclosure agreement but did not execute one. Ultimately, Chavant determined that Company C did not represent a better business combination opportunity for Chavant than Mobix Labs based on, among other things, the technology in Mobix Labs’ existing and planned products, the fact that Chavant’s management team’s areas of expertise aligned more closely with Mobix Labs’ business than that of Company C, and Chavant’s management team’s expectations with respect to Mobix Labs’ growth prospects as a result of the foregoing and decided not to further pursue a business combination with Company C. Chavant informed Company C’s management team of that decision on November 7.

On November 2, 2022, during a meeting of the Chavant Board, representatives of Needham provided an overview of the progress of the proposed business combination with Mobix Labs and summarized important elements of the transaction, including (i) the sources and uses of the transaction as well as the pro forma valuation, (ii) the historical and projected financial information of Mobix Labs based on the August Forecast, (iii) a list of public comparable companies in the communications and high growth semiconductor industries that may be deemed similar to Mobix Labs and (iv) the operational and valuation benchmarking of Mobix Labs relative to such comparable public companies based on the implied pro forma enterprise value of the proposed business combination. For further details regarding the public company analysis, including the operational and valuation benchmarking, considered by the Chavant Board, see the section entitled “ -- Chavant's Board of Directors' Reasons for the Approval of the Transaction -- Approval of the

Business Combination Agreement and Related Transactions in November 2022 -- Comparable Public Company Analysis in November 2022.”

On November 3, 2022, with the input of Dr. Ma and Needham, Simpson sent to representatives of Mobix Labs and Greenberg a list of the remaining open issues and Chavant’s positions with respect thereto, which contemplated, among other things: (i) that the delivery of the PCAOB Audited Financial Statements of Mobix Labs without any qualification as to material weakness would be a condition to closing and that Chavant would have a right to terminate the Business Combination Agreement if such condition was not satisfied by December 15, 2022, (ii) that there would be a condition to Chavant’s obligation to consummate the business combination that there not be any litigation regarding the transaction brought by any Mobix Labs’ shareholders pending against Mobix Labs and that Chavant would have a termination right if such condition was not satisfied, (iii) that Mobix Labs would not waive or exercise certain rights in connection with the EMI Transaction without Chavant’s consent, and (iv) that the terms of Minimum Cash Condition would be as provided in Simpson’s October 24 draft of the Business Combination Agreement. The list also made clear Chavant’s position that Chavant would not be willing to sign the Business Combination Agreement without the subsequent ability to terminate it if it was not complete with its due diligence of Mobix Labs in its sole and absolute discretion.

On November 4, 2022, representatives of Chavant, Mobix Labs, Needham, B. Riley, Simpson and Greenberg discussed resolving the open points which had been communicated by Simpson the prior day and certain modifications to the employment arrangements of key Mobix Labs executives including, among other things, a reduction in the amount of severance benefits such executives would be entitled to receive and a limitation of the termination circumstances in which they would be entitled to receive them and the elimination of any entitlement to certain income tax “gross-ups.” The revised terms of the employment arrangements of key Mobix Labs executives as finally agreed are described in further detail in the section entitled “Post-Business Combination Executive Compensation.”

On November 8, 2022, Greenberg sent Simpson a revised draft of the Business Combination Agreement reflecting, among other things: (i) the acceptance of Chavant’s previously proposed condition and related termination right regarding delivery of Mobix Labs’ PCAOB Audited Financial Statements, (ii) lowered thresholds for the first and second tiers of the Company Earnout of $12.50 and $15.00 and (iii) that the size of the employee stock purchase plan would be increased by an additional percentage of the outstanding common stock to account for special equity awards to be made to certain key executives and directors of Mobix Labs.

On November 10, 2022, Mobix Labs held legal due diligence sessions with representatives of Chavant, Greenberg and Simpson.

On November 11, 2022, during a meeting of the Chavant Board, representatives of Simpson provided a presentation to the Chavant Board with an overview on the directors’ responsibilities in the context of the proposed transactions, the timeline of the transaction, the key diligence findings in respect of Mobix Labs, and the key provisions of the Business Combination Agreement, including those which remained open as at such time. Representatives of Simpson also answered various questions from the Chavant Board, including about key provisions of the Business Combination Agreement.

From November 11-15, 2022, Greenberg and Simpson exchanged drafts of, and finalized the negotiations on, the remaining points to the Business Combination Agreement, including, among other things, (i) the inclusion of Chavant’s previously proposed condition and related termination right regarding litigation brought by Mobix Labs’ shareholders and (ii) that the size of the of the employee stock purchase plan would not be increased to account for special equity awards to be made to certain key executives and directors of Mobix Labs. The final terms of the Business Combination Agreement did not include a termination fee given the resolution of the other open points.

On November 14, 2022, during a meeting of the Chavant Board, representatives of Simpson updated the Chavant Board with respect to the progress that had been made since the November 11 board meeting and the Chavant Board continued their discussion of the proposed business combination and, thereafter, unanimously approved the proposed transaction. For further details regarding the matters considered by the Chavant Board in approving the Transaction, see the section entitled “— Chavant’s Board of Directors’ Reasons for the Approval of the Transaction”.

On November 15, 2022, during a meeting of the Mobix Labs Board, the Mobix Labs Board discussed the proposed business combination and unanimously approved the proposed transaction.

Following the meetings of the Chavant Board and the Mobix Labs Board, on November 15, 2022, Chavant and Mobix Labs entered into the Business Combination Agreement, Sponsor Letter Agreement, PIPE Subscription Agreement and related transaction documents.

On the morning of November 16, 2022, prior to the commencement of trading, Chavant and Mobix Labs issued a press release announcing the execution of the Business Combination Agreement. Also on November 16, 2022, Chavant filed a Current Report on Form 8-K regarding its announcement of the transaction and the execution of the Business Combination Agreement, including the press release and investor presentation as Exhibits to the Form 8-K.

On November 21, 2022, Chavant filed a second Current Report on Form 8-K regarding the transaction and included copies of the Business Combination Agreement, the Sponsor Letter Agreement and the PIPE Subscription Agreement as Exhibits to the Form 8-K.

Following the signing of the Business Combination Agreement, the parties, with assistance from their respective legal advisors, worked toward the satisfaction of the conditions to the parties’ respective obligations to consummate the transactions contemplated by the Business Combination Agreement, including, in the case of Mobix Labs, working to complete the PCAOB Audited Financials. During this period, Chavant obtained the Second Extension, and Mobix Labs also obtained additional Bridge Financing in order to fund ongoing business operations and pay for certain transaction expenses.

As Mobix Labs continued to pursue additional Bridge Financing and discuss such potential financing opportunities with Chavant, representatives of Mobix Labs expressed increasing concern over the dilutive effect of such additional Bridge Financing on the calculation of the Per Share Exchange Ratio per the terms of the executed Business Combination Agreement and the challenges that such dilution posed to Mobix Labs’ efforts to procure such additional Bridge Financing.

Throughout March, the parties communicated regarding ways to address the concerns articulated by Mobix Labs regarding the Per Share Exchange Ratio and Mobix Labs’ financing needs. The parties communicated regarding whether such concerns could be satisfactorily addressed within the construct set forth by the Business Combination Agreement, whether to terminate the Business Combination Agreement and whether an amendment to the Business Combination Agreement was needed.

In addition, on March 14, 2023, the management of Mobix Labs provided a business update to representatives of Chavant and ACE and to Chavant’s financial and legal advisors, including with respect to Mobix Labs’ participation at MWC (Mobile World Congress) Barcelona, recent performance of the business and an update on expected funding needs. Management of Mobix Labs provided an oral update on expected revenues for the fiscal year ending September 30, 2023, which it expected to be materially less favorable than the revenues reflected in the August Forecast, primarily due to working capital constraints driven by its funding needs.

On April 7, 2023, the parties agreed to an amendment to the Business Combination Agreement, pursuant to which shares of (i) Mobix Labs Common Stock or (ii) Mobix Labs Common Stock issuable upon exercise or conversion of Mobix Labs Warrants, Mobix Labs Convertible Instruments or convertible debt, in each case, issued for cash in order to fund ongoing business operations and pay for transaction expenses, as a result of, or in connection with, any private placement entered into by Mobix Labs after March 26, 2023 (“Post-March 26 Financing Securities”) would not be taken into account in determining the Per Share Exchange Ratio (the “BCA Amendment”). The BCA Amendment also extended the Outside Date of the Business Combination Agreement to November 22, 2023, assuming Chavant is able to obtain its shareholders’ approval of another extension of the deadline by which Chavant must complete its initial business combination. In connection with the BCA Amendment, Messrs. Peterson, Goerner, Battaglia, Samini, Wong and Neshat agreed to forfeit the 10,000,000 restricted stock units in the aggregate that had been granted to them in 2022, effective March 26, 2023 in exchange for a commitment from Mobix Labs to issue one-half of such amount to them over the three years, beginning on the first anniversary following the closing of the Transaction. In addition, certain other employees agreed to forfeit restricted stock units that had been granted to them. The combined effect of the forfeitures of restricted stock units and the BCA Amendment was to significantly increase the Per Share Exchange Ratio, which determines the number of shares of Class A Common Stock and Class B Common Stock into which capital interests in Mobix Labs convert, and to ensure that, going forward, issuances of Post-March 26 Financing Securities for cash in order to fund ongoing business operations and pay for transaction expenses would not reduce the Per Share Exchange Ratio.

On August 3, 2023, the management of Mobix Labs provided a business update to representatives of Chavant and to Chavant’s financial and legal advisors, including with respect to the recent performance of the business. Management of Mobix Labs provided an update on expected revenues and expenses for the fiscal year ending September 30, 2023 and the calendar year ending December 31, 2023, which it expected to be materially less favorable than the revenues reflected in the August Forecast, primarily due to working capital constraints driven by its funding needs.

From August 2023 through the end of October 2023, Mobix Labs continued to procure additional Bridge Financing in order to fund ongoing business operations and pay for certain transaction expenses. During this time, the parties monitored the calculation of the Per Share Exchange Ratio, and representatives of Mobix Labs expressed concerns that, notwithstanding the BCA Amendment and the forfeiture of restricted stock units in connection therewith, the Per Share Exchange Ratio remained slightly less than one-to-one and the parties discussed a potential additional amendment to the Business Combination Agreement to (i) further adjust the Per Share Exchange Ratio to one-to-one, (ii) further extend the Outside Date of the Business Combination Agreement, which is currently November 22, 2023, given the passage of time since the BCA Amendment and (iii) remove the condition to the Business Combination Agreement that Chavant have at least $5,000,001 of net tangible assets because the Existing Charter had previously been amended to remove such requirement. The parties also discussed potential incremental economics which could be provided to the PIPE Investor in recognition of the facts that the PIPE Investor’s consent would be required under the PIPE Subscription Agreement to further amend the Business Combination Agreement in the manner being discussed and that such further amendment to the Per Share Exchange Ratio, combined with the amount of Post-March 26 Financing Securities which had been issued to date, would have a further dilutive effect on the calculation of the Per Share Exchange Ratio per the terms of the Business Combination Agreement. As of November 1, 2023, the parties have continued to engage in discussions with respect to any amendment to the Business Combination Agreement or adjustment to the economics associated with the PIPE Subscription Agreement.

From April 1, 2023 through October 31, 2023, Mobix Labs procured Bridge Financing investments, all of which constituted Post March 26 Financing Securities, from various investors in an aggregate amount during such period equal to approximately $8.8 million and issued 2,860,769 shares of Mobix Labs (on an as converted basis) in connection therewith. From September 26, 2022 to October 31, 2023, the aggregate amount of Bridge Financing investments during such period was approximately $18.8 million.

On November 1, 2023, a meeting of the Chavant Board was held. During the meeting, Chavant’s Board received an update on the status of the proposed business combination from Dr. Ma and representatives of Simpson, including the discussions which had occurred over the preceding week regarding the potential amendment to the Business Combination Agreement and adjustment to the economics associated with the PIPE Subscription Agreement, and a presentation from representatives of Needham regarding, among other things, (i) an update with respect to Mobix Labs and some of its recent accomplishments, (ii) the sources and uses of the transaction as well as the pro forma valuation and (iii) a list of public comparable companies in the communications and high growth semiconductor industries that may be deemed similar to Mobix Labs, and the increase over the past year to the median and mean valuation multiplies applicable to such companies. For further details regarding the updated public company analysis based on October 2023 data, see the section entitled “— Chavant’s Board of Directors’ Reasons for the Approval of the Transaction— Additional Considerations” below. Following the presentation, Chavant’s Board discussed the continued merits of the proposed business combination and directed management and Chavant’s legal and financial advisors to continue working toward the satisfaction of the conditions to the parties’ respective obligations to consummate the transactions contemplated by the Business Combination Agreement.

Chavant’s Board of Directors’ Reasons for the Approval of the Transaction

The explanation of Chavant’s reasons for the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Approval of the Business Combination Agreement and Related Transactions in November 2022

Certain Factors Considered by Chavant’s Board

As described under “— The Background of the Transaction” above, Chavant’s Board, in evaluating the Transaction prior to the execution of the Business Combination Agreement in November 2022, consulted with Chavant’s management and financial and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement on November 14, 2022, Chavant’s Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Transaction, Chavant’s Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Chavant’s Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

Before reaching its decision, the Chavant Board reviewed the results of the due diligence conducted by our management, which included:

●	extensive meetings and calls with Mobix Labs’ management and financial advisor to understand and analyze Mobix Labs’ business and to understand Mobix Labs’ financial model and forecasts;
●	consultation with Chavant’s legal and financial advisors;
●	review of Mobix Labs’ material contracts and financial, tax, legal, accounting, environmental and intellectual property due diligence;
●	review of Mobix Labs’ financial statements;
●	review of an analysis of comparable public companies; and
●	reviews of certain projections provided by Mobix Labs in the August Forecast described in “— The Background of the Transaction,” as updated prior to the signing of the Business Combination Agreement.

In approving the combination, Chavant’s Board did not obtain a fairness opinion. The officers and directors of Chavant have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Needham, enabled them to make the necessary analyses and determinations regarding the Transaction.

Chavant’s management also considered a comparable company analysis to assess the potential value that the public markets would likely ascribe to Mobix Labs, and this analysis was presented to Chavant’s Board in November 2022. These companies were selected by Chavant and its financial advisor as publicly traded companies having businesses that were considered, in certain respects, to be similar to the combined company’s business. See “— Comparable Public Company Analysis in November 2022” below.

Although none of the selected companies reviewed in this analysis were directly comparable to Mobix Labs, the companies had one or more similar operating and financial characteristics as Mobix Labs. Chavant’s Board considered this analysis and viewed Mobix Labs to be favorable compared to such other companies.

Chavant’s Board considered a number of factors pertaining to the Transaction as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:

●	Technology Superior to Alternatives. Chavant’s management and Board believe that Mobix Labs’ mmWave 5G technology and TrueXero Active Optic Cable (“AOC”) technology are superior to existing technology within the wireless and connectivity solutions industries;
●	Growing Market Opportunity. Chavant’s management and Board considered Mobix Labs’ current and projected market opportunity;
●	Customers and Customer Opportunities. Chavant’s management considered the customer relationships that Mobix Labs has begun to develop, as well as the potential customer opportunities identified by Mobix Labs, including potential customers with which Mobix Labs had signed non-disclosure agreements.
●	Potential Opportunities in New Categories. Chavant’s management and Board believe that there are significant growth opportunities for Mobix Labs’ mmWave 5G technology in other consumer categories and applications, including in the infrastructure, consumer electronics and automotive industries;
●	Strategic Distribution Relationships. Chavant’s management considered Mobix Labs’ distribution arrangements with Adnet Global Corporation; Acromax, Inc; Maruban Corp and its division Kairos Company; Mouser Electronics, Inc; and Richardson RFPD, part of Arrow Electronics. These distributors purchase Mobix Labs products from Mobix Labs and market and sell those products in their territory or territories. These arrangements cover several international markets, including China and Taiwan, Korea, Japan, Europe, Canada, Southeast Asia, India and Israel.
●	Due Diligence. Chavant’s management conducted due diligence examinations of Mobix Labs and discussions with Mobix Labs’ management and Chavant’s financial and legal advisors concerning Chavant’s due diligence examination of Mobix Labs;
●	Other Alternatives. Chavant’s Board believes, after a thorough review of other business combination opportunities reasonably available to Chavant, that the proposed Transaction represents the best available business combination opportunity for Chavant based upon the process utilized to evaluate and assess other potential combination targets, and Chavant’s Board’s belief that such process has not presented a better available alternative; and
●	Negotiated Transaction. Chavant’s Board considered the financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Chavant and Mobix Labs.

In the course of its deliberations, Chavant’s Board considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Transaction, including the below:

●	Mobix Labs’ limited historical revenues and the risk that it may not be able to execute on its business plan or achieve or sustain profitability.
●	The potential benefits of the Transaction may not be fully achieved or may not be achieved within the expected time frame and the significant fees, expenses and time and effort of management associated with completing the Transaction.
●	The Transaction and transactions contemplated thereby might not be consummated or completed in a timely manner or that the closing might not occur despite Chavant’s best efforts, including by reason of a failure to obtain the approval of our shareholders, any litigation challenging the Transaction or any adverse judgment granting permanent injunctive relief enjoining the consummation of the Transaction.
●	The wireless and connectivity solutions industries are competitive, and Mobix Labs may fail to attract and retain users, which may negatively impact Mobix Labs’ operations and growth prospects.
●	Economic downturns and political and market conditions beyond Mobix Labs’ control, including reductions in infrastructure and consumer discretionary spending and a potential economic recession, could adversely affect its business, financial condition, results of operations and prospects.
●	Mobix Labs’ projections in the August Forecast, including for revenues, market share, expenses and profitability, were subject to significant risks, assumptions, estimates and uncertainties, and Mobix Labs’ operating results may vary, which may make future results difficult to predict with certainty. The August Forecast has been largely superseded by the actual results of Mobix Labs for the fiscal year ended September 30, 2022 and the nine months ended June 30, 2023 (which were materially lower than the prospective results included in the August Forecast), and the assumptions underlying the projections have materially changed (and continue to materially change), as discussed further in “— Additional Considerations” below.
●	Mobix Labs’ growth prospects may suffer if it is unable to develop successful product offerings, if it fails to pursue additional product offerings or if it loses any of its key executives or other key employees. In addition, if Mobix Labs fails to make optimal investment decisions in its product offerings and technology platform, it may not attract and retain key users and its revenue and results of operations may be adversely affected.
●	Chavant’s Public Shareholders will experience dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Transaction and the PIPE Investment, and having a minority share position will reduce the influence that Chavant’s current shareholders have on the management of the Company following the Transaction.

●	Mobix Labs may be subject to litigation in the operation of its business, and Mobix Labs’ insurance may not provide adequate levels of coverage against any claims. An adverse outcome in one or more legal proceedings or inadequate insurance coverage could adversely affect Mobix Labs’ business.
●	The requirements of being a public company, including compliance with the SEC’s requirements regarding internal controls over financial reporting, may strain Mobix Labs’ resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Transaction may be greater than Mobix Labs anticipates.
●	Chavant’s Board did not obtain an opinion from any independent investment banking or accounting firm that the consideration Chavant would pay to acquire Mobix Labs is fair to Chavant or its shareholders from a financial point of view. In addition, Chavant’s Board considered the limits of the due diligence performed by Chavant’s management and outside advisors and the inherent risk that even a thorough review may not uncover all potential risks of the business. Accordingly, Chavant’s Board may be incorrect in its assessment of the Transaction.

After considering the foregoing potentially negative and potentially positive reasons, Chavant’s Board concluded, in its business judgment, that the potentially positive reasons relating to the Transaction and the other related transactions outweighed the potentially negative reasons. The Chavant Board recognized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing discussion.

The above discussion of the material factors considered by Chavant’s Board sets forth the principal factors it considered in November 2022 but is not intended to be exhaustive.

Comparable Public Company Analysis in November 2022

In evaluating the Transaction prior to the execution of the Business Combination Agreement in November 2022, Chavant’s Board and management considered operational and valuation information for selected comparable public companies, as summarized below. The comparison categorized the relevant public companies into two categories: (i) High Speed Connectivity/Communications/5G, which include Analog Devices, Inc., Credo Technology Group Holding Ltd, MACOM Technology Solutions Holdings, Inc., Marvell Technology, Inc. and QUALCOMM Incorporated and (ii) High Growth Semiconductor, which include Ambarella, Inc., Lattice Semiconductor Corporation, Monolithic Power Systems, Inc., SiTime Corporation and Wolfspeed, Inc.

Chavant’s Board considered the below features of High Speed Connectivity/Communications/5G companies with comparable characteristics:

●	high speed, communications-focused players, developing next generation semiconductors to meet demanding industry requirements; and
●	few players focused on utilizing the advantages of standard CMOS processes to address the 5G market opportunity.

Chavant’s Board considered the below features of High Growth Semiconductor companies with comparable characteristics:

●	high growth, market-leading peers, providing disruptive semiconductor solutions;
●	future growth driven by sizable, long-term market drivers (automotive, datacenter, 5G); and
●	solutions address high-performance segment of the market.

Chavant’s management and Board, with the assistance of their financial advisors, evaluated metrics for the selected companies that they deemed relevant based on their professional judgment and expertise, and compared this information to the August Forecast. Although none of the selected companies reviewed in this analysis were directly comparable to Mobix Labs, the companies had one or more similar operating and financial characteristics as Mobix Labs. Chavant’s Board considered this analysis and viewed Mobix Labs to be favorable compared to such other companies.

For relative valuation, Chavant’s Board considered Enterprise Value/2023 Estimated Revenue and Enterprise Value/2023 Estimated Growth Adjusted Revenue. For Mobix Labs’ 2023 estimated revenue, the analysis used Mobix Labs’ projected revenue for the calendar year ending December 31, 2023 included in the August Forecast. For Mobix Labs’ 2023 estimated growth adjusted revenue, the analysis applied Mobix Labs’ projected revenue growth rate from the fiscal year ended September 30, 2022 to the fiscal year ending September 30, 2023 to Mobix Labs’ projected revenue for the calendar year ending December 31, 2023 included in the August Forecast. Growth adjusted revenue is a non-GAAP financial measure. The analysis used this metric for illustrative purposes to illustrate the multiple that would have resulted if Mobix Labs and the selected companies were to achieve future revenue at the projected growth rates assumed. As noted above, the August Forecast has been largely superseded by the actual results of Mobix Labs for the fiscal year ended September 30, 2022 and the nine months ended June 30, 2023 (which were materially lower than the prospective results included in the August Forecast), and the assumptions underlying the projections have materially changed (and continue to materially change), as discussed further in “— Additional Considerations” below.

For operational benchmarking, Chavant’s Board considered 2022-2023 estimated revenue growth and 2023 estimated gross margin. Subsequent to the presentation to the Chavant Board, minor updates were applied to the comparable company analysis. The revised analysis was shared with Chavant’s management but was not presented to the Chavant Board given the immateriality of those changes.

Relative Valuation Benchmarking

In evaluating the relative valuation of comparable public companies, the Chavant Board assessed the data in light of the high growth medians, high growth averages, overall averages and overall medians, calculated for the component companies as a group. For the high growth semiconductor companies selected and listed above, the median and average Enterprise Value/2023 Estimated Revenue multiples were 7.8x and 7.5x, respectively. For all ten selected companies, the median and average Enterprise Value/2023 Estimated Revenue multiples were 6.2x and 6.6x, respectively. For the high growth semiconductor companies selected, the median and average Enterprise Value/2023 Growth Adjusted Revenue multiples were 0.40x and 0.49x, respectively. For all ten selected companies, the median and average Enterprise Value/2023 Growth Adjusted Revenue multiples were 0.40x and 0.48x, respectively.

Operational Benchmarking

In evaluating the operational metrics of comparable public companies, the Chavant Board assessed the data in light of the overall medians and overall averages, calculated for the component companies as a group. For the ten selected companies, the overall median and average estimated revenue growth from 2022 to 2023 were 12.8% and 15.9%, respectively. For the ten selected companies, the overall median and average estimated gross margins for 2023 were 63.0% and 61.8%, respectively.

Additional Considerations

Subsequent to November 2022, Chavant’s Board has continued to re-evaluate the Transaction in consultation with Chavant’s management and financial and legal advisors, taking into consideration the business updates provided by the management of Mobix Labs and other information and materials provided to Chavant’s Board (including the October 2023 comparable public company analysis described below). See “— The Background of the Transaction” above.

Due to the fact that the August Forecast has been largely superseded by the actual results of Mobix Labs for the nine months ended June 30, 2023 (which were materially lower than the prospective results included in the August Forecast), Chavant’s Board determined that the August Forecast was no longer reliable for, and therefore should not be considered in, its continued evaluation of the Transaction. Additionally, Chavant’s Board assessed the following assumptions that Mobix Labs’ management believed to be material at the time the August Forecast was presented and how such assumptions have materially changed (and may continue to materially change):

●	Projected revenue was based on a variety of operational assumptions and expectations that have not materialized, including the following:
o

Assumptions regarding the timing of the development and commercialization of Mobix Labs’ semiconductor products. Mobix Labs’ management had expected that Mobix Labs’ revenue would increase in the fourth quarter of calendar year 2023 as a result of the launch sales of multiple wireless products beginning in the third quarter of calendar year 2023. However, due to capital constraints and the delay in completing the Transaction as discussed below, Mobix Labs’ management now expects to launch its wireless products in the first half of the calendar year ended December

31, 2025, subject to its ability to raise additional capital, and does not expect to receive revenue from the wireless business in fiscal or calendar year 2024.

o

Assumptions regarding Mobix Labs’ and its suppliers’ and contracted manufacturers’ ability to fulfill customer orders for its connectivity business. Mobix Labs experienced a significant reduction in production capacity from its Vietnamese manufacturer beginning in the first half of the calendar year ended December 31, 2023, which has led to challenges in meeting customer orders and a decrease in revenue from the connectivity business. In response, Mobix Labs transitioned to higher cost manufacturers in Taiwan in July 2023 to ramp up production. However, this shift has resulted, and will continue to result, in lower margins than expected. Also, due to financing constraints, Mobix Labs has found it necessary to use third-party order financing to fulfill orders from its largest customer, which has further reduced its margins. Elevated costs were also influenced by reduced volumes stemming from capital constraints, leading to an increase in component costs.

o

The assumption that there would be sufficient working capital to support Mobix Labs’ operations, including the continued research and development of its wireless products. This assumption was based on the expectation that Mobix Labs would be able to complete the Transaction in the second quarter of the calendar year ended December 31, 2023 and that Mobix Labs would receive the proceeds of the PIPE Private Placement and the remaining balance in the Trust Account upon completion of the Transaction. These proceeds were expected to provide Mobix Labs with the working capital it needed to support its operations and accelerate commercialization of its wireless products. As a result of the delay in completing the Transaction, Mobix Labs has experienced capital constraints, and its management has had to divert its attention to fundraising. While management has been able to raise approximately $18.8 million since the signing of the Business Combination Agreement, capital constraints as a result of the delay in the completion of the Transaction have limited, and will continue to limit, its ability to maintain and expand its engineering team for the research and development of its wireless products and to fulfill customer orders for its connectivity products.

o

The assumption that the acquisition of EMI Solutions would be closed in the fourth quarter of the year ended December 31, 2022. The August Forecast included increases in Mobix Labs’ revenue that were based on the projected revenue from products of EMI Solutions following the acquisition of EMI Solutions, which was assumed to close in the fourth quarter of the year ended December 31, 2022. However and as discussed in the section entitled “Information About Mobix Labs— Potential Strategic Acquisition of EMI Solutions,” the acquisition of EMI Solutions has not yet closed and may not be completed.

●	Other key assumptions affecting the profitability projections in the August Forecast included the expected size and growth rate of the markets for which Mobix Labs seeks to serve, the speed and scope of the commercial adoption of 5G technology, the market demands, and the cost of operating its business and completing the Transaction.

In making the foregoing assumptions, Mobix Labs’ management relied on a number of factors, including:

●	its experience in the semiconductor industry;
●	capital investment factors, including the timing and amount of proceeds from debt and equity financings;
●	estimated timing of closing the Transaction and receiving the estimated net proceeds of the Transaction; and
●	third-party forecasts for industry growth.

While Mobix Labs’ management believed the above-mentioned assumptions to be reasonable at the time of preparing the August Forecast, they were dependent upon future events. Actual conditions have differed materially from those assumed, as disclosed above regarding certain recent developments in the company’s business and financial condition, and may continue to differ materially. In addition, Mobix Labs used and relied upon certain industry information provided by third parties in the context of their business. While Mobix Labs believed the use of such information and assumptions to be reasonable for preparation of the August Forecast, these assumptions have varied significantly due to subsequent events and circumstances.

In particular, in preparing the August Forecast, Mobix Labs’ management assumed that Mobix Labs would receive $30 million in gross proceeds from the PIPE Private Placement and the remaining balance in the Trust Account and also assumed an earlier date for the completion of the Transaction and, accordingly, an earlier date for the receipt of funds to invest in the development of its wireless products and its operations and to produce finished goods to satisfy existing and outstanding customer orders for its connectivity products. Consequently, the actual revenues and profitability of Mobix Labs have been, and Mobix Labs’ management expects that they will continue to be, significantly less favorable than those included in the August Forecast.

Notwithstanding its decision to no longer rely on the August Forecast, Chavant’s Board considered additional factors and recent developments that continued to make the Transaction an attractive business opportunity. In particular, Chavant’s Board took note of Mobix Labs’ recent accomplishments, including its development of the MOBX222 Frequency Converter with a collaborator, participation in MWC (Mobile World Congress) Barcelona and TSMC 2023 North America Technology Symposium, and its nomination for an Orange County, California technology leadership award, the Octane OC High Tech Award for Best Technology Leadership Team, even though another company was ultimately selected. Chavant’s Board, with the assistance of its financial advisors, also took note of updated median and average Enterprise Value/2023 Estimated Revenue based on October 30, 2023 data compared to data as of November 1, 2022 for (i) the comparable high growth semiconductor companies (in each case listed in “— Approval of the Business Combination Agreement and Related Transactions in November 2022— Comparable Public Company Analysis in November 2022” above) of 10.0x (increased from 7.8x in November 2022) and 9.1x (increased from 6.9x in November 2022), respectively, and (ii) all selected companies of 7.8x (increased from 6.0x in November 2022) and 8.1x (increased from 6.1x in November 2022), respectively. While any comparison to the Mobix Labs’ August Forecast was no longer appropriate for the reasons described above, Chavant’s Board took note of the fact that the public companies set forth in the charts below generally experienced increases in valuation multiples over the period in spite of pressures on estimated revenue growth and estimated gross margins for those companies.

The foregoing information on comparable companies was derived from public sources, and Chavant’s Board assumed the veracity of such sources. Moreover, the inclusion of any of the foregoing information should not be regarded as an indication that any of Chavant, Mobix Labs, their respective representatives or any other recipient of this information considered, or now considers, it to be predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

In addition, the foregoing information should not be regarded as, and does not represent, a fairness opinion nor a third-party valuation analysis from Chavant’s advisors in connection with the Chavant Board’s determination to approve the Transaction.

In addition, Chavant’s Board reviewed and re-assessed certain of the factors that it considered in November 2022 that are still relevant and applicable today, including but not limited to its belief that Mobix Labs’ technology is superior compared to peers, current and projected industry, customer and growth opportunities, Mobix Labs’ additional growth strategy of pursuing roll-up transactions with companies in its pipeline of M&A targets (including EMI Solutions), and Mobix Labs directors’ extensive prior experience in, and strong track record with, high growth companies in the semiconductor industry. Chavant’s Board considered these factors as well as the fact that working capital constraints driven by funding needs continue to be a primary and significant obstacle to Mobix Labs’ revenue and business growth and that, primarily as a result of such working capital constraints, Mobix Labs’ actual results of operations have differed materially, and are expected to continue to differ materially, from the August Forecast that the Chavant Board had considered in initially approving the Transaction. The Chavant Board also considered the expected difficulty in identifying a new target for a business combination, the continuing difficulty in obtaining financing in the private markets for companies of Chavant’s size and the limited time for Chavant to complete a transaction in accordance with its Existing Charter.

Conclusions

After considering all of the above, Chavant’s Board has concluded that, in its business judgment, the potentially positive reasons relating to the Transaction continue to outweigh the potentially negative reasons such that the Transaction remains an attractive business opportunity for Chavant and is fair to, and in the best interest of, Chavant and its shareholders.

Independent Director Oversight

A majority of the Chavant Board is comprised of independent directors who are not affiliated with the Sponsor and its affiliates. In connection with the Transaction, Chavant’s independent directors, who are Dr. Kerr, Dr. Ennis and Dr. Stapp, participated in multiple meetings of the Chavant Board and other discussions in connection with the Transaction, including discussions of the proposed terms of the Business Combination Agreement and the other agreements entered into in connection with the Transaction and of the due diligence investigation undertaken with respect to Mobix Labs. As part of their evaluation of the Transaction, the independent directors were aware of the potential conflicts of interest with the Sponsor and its affiliates that could arise with regard to the proposed terms of the Business Combination Agreement and such other agreements. The Chavant Board did not form a special committee of the Chavant Board to exclusively evaluate and negotiate the proposed terms of the Transaction. The Chavant Board did not deem the formation of a special committee necessary or appropriate as a majority of the Chavant Board is comprised of independent directors. Chavant’s independent directors reviewed and considered these potential conflicts of interest with the Sponsor during the negotiation of the Transaction and in evaluating and approving the Business Combination Agreement and the transactions contemplated therein, including the Merger.

The Chavant Board did not find that these facts and circumstances affected the independence of Dr. Kerr, Dr. Ennis and Dr. Stapp. See the section titled “— Interests of Certain Persons in the Transaction” for more information.

Interests of Certain Persons in the Transaction

Chavant’s Board and executive officers may have interests in the Transaction that are different from, in addition to or in conflict with your interests as a Chavant shareholder. These interests include, among other things, the interests described below.

Our Sponsor has waived (i) its right to redeem any of its Founder Shares in connection with the Transaction as well as (ii) its rights to any liquidation distributions from the Trust Account with respect thereto if we fail to complete the Transaction within the required period. In addition, the beneficial ownership of the Sponsor, which is managed by Chavant Capital Partners Manager LLC (of which Dr. Ma is its sole member), of an aggregate of 1,580,813 Founder Shares and 2,794,332 Private Warrants, which (i) will convert into an aggregate amount of 1,580,813 shares of Class A Common Stock and 2,794,332 Warrants to purchase shares of Class A Common Stock, respectively, in connection with the Transaction, (ii) would have an estimated value at the time of the Transaction of approximately $17,515,408 and $59,240, respectively, based on the closing price of $11.08 per Public Share on Nasdaq on October 30, 2023 and the closing price $0.0212 per Public Warrant on Nasdaq on October 30, 2023 and (iii) would become worthless if we do not complete an initial business combination by January 22, 2024. As a result of the nominal price paid for the Founder Shares, the Sponsor can earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return following the consummation of the Transaction.

In addition, the beneficial ownership of certain of our directors and executive officers, including (i) André-Jacques Auberton-Hervé, Chavant’s Chairman, of an aggregate of 27,826 Founder Shares; (ii) Michael Lee, Chavant’s chief financial officer, of an aggregate of 24,348 Founder Shares; (iii) Karen Kerr, Chavant’s director, of an aggregate of 24,348 Founder Shares; (iv) Bernhard Stapp, Chavant’s director, of an aggregate of 24,348 Founder Shares; and (v) Patrick J. Ennis, Chavant’s director, of an aggregate of 24,348 Founder Shares, which shares would become worthless if we do not complete an initial business combination by January 22, 2024, as our directors and officers have waived any right to redemption with respect to these shares. As a result of the nominal price paid for the Founder Shares, these directors and officers can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return following the consummation of the Transaction.

The Sponsor has also made, and may make additional, working capital loans prior to the Closing of the Transaction, up to $1,500,000 of which are convertible into Warrants at a price of $1.00 per Warrant at the option of the lender, which may not be repaid if the Transaction is not completed. Funds were, and are expected to be, provided to the Sponsor for purposes of the working capital loans by the Chairman of the Board or an entity affiliated with him and by an existing investor in the Sponsor and/or persons affiliated with such investor. As of November 1, 2023, Chavant had issued outstanding promissory notes to the Sponsor of $1,650,000, of which $1,150,000 would be convertible into Warrants at the option of the Sponsor, and had drawn down an aggregate of $1,550,000 of

Working Capital Loans under such promissory notes (of which $100,000 was received on November 2, 2023). The Warrants underlying the $1,150,000 of convertible debt would have an estimated value at the time of the Transaction of $24,380, based on the closing price of $0.0212 per Public Warrant on Nasdaq on October 30, 2023.

In addition, the Sponsor has agreed that it will be liable to Chavant if and to the extent any claims by a third party for services rendered or products sold to Chavant, or a prospective target business with which Chavant has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act.

The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Chavant’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations but will not receive reimbursement for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of June 30, 2023, Chavant had unpaid reimbursable expenses to the Sponsor, officers and directors of approximately $160,308, which includes expenses incurred in connection with the administrative services agreement, as further described in “Certain Chavant Relationships and Related Person Transactions — Administrative Services” and consulting fees paid to New Highland, LLC in connection with the preparation of certain financial statements, as further described in “Information About Chavant — Executive Officers and Director Compensation.” In addition, none of Chavant’s officers or directors has received any cash compensation for services rendered to Chavant, except for the amounts that we pay, and have paid, New Highland, LLC, of which Chavant’s chief financial officer is the managing member, for consulting services, as described in “Information About Chavant — Executive Officers and Director Compensation.” In addition, all of the current members of the Board are expected to continue to serve as directors at least through the date of the general meeting to vote on a proposed business combination and may even continue to serve following any potential business combination and receive compensation thereafter. In particular, Dr. Ma, Chavant’s chief executive officer and a director, is expected to serve on the New Mobix Labs Board, if the Transaction is consummated. As a director, in the future, Dr. Ma may receive any cash fees, stock options or stock awards that the New Mobix Labs Board determines to pay to its directors.

You should also be aware of the continued indemnification of current directors and officers of Chavant and the continuation of directors’ and officers’ liability insurance following the consummation of the Transaction.

In addition, under the Existing Charter, to the extent allowed by law, the doctrine of corporate opportunity does not apply with respect to Chavant or any of its officers or directors. While this may result in a potential conflict of interest as between the fiduciary duties or contractual obligations of our officers or directors and the interests of Chavant and its shareholders, it did not impact our search for an initial business combination target, including Mobix Labs.

Potential Actions to Mitigate Redemptions

Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, our directors, officers, advisors or any of their respective affiliates may (i) purchase Public Shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Proposals presented at the Special Meeting, or elect to redeem, or indicate an intention to redeem, Public Shares), (ii) enter into transactions with such investors and others to provide them with incentives to not redeem their Public Shares, or (iii) execute agreements to purchase such Public Shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, our directors, officers, advisors or any of their respective affiliates purchase Public Shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the Public Shares at a price no higher than the price offered through the Company’s redemption process (i.e., the amount held in our Trust Account was approximately $8,676,157 as of September 30, 2023, and assuming the deposit of an additional $0.05 per non-redeeming Public Share per month through January 22, 2024 pursuant to the terms of the Third Extension, the implied redemption value is $11.29 per Public Share (without giving effect to any accrued interest after September 30, 2023)); (b) would represent in writing that such Public Shares will not be voted in favor of approving the Condition Precedent Proposals; and (c) would waive in writing any redemption rights with respect to the Public Shares so purchased.

To the extent any such purchases by the Sponsor, our directors, officers, advisors or any of their respective affiliates are made in situations in which the tender offer rules restrictions on purchases apply, we will disclose in a Current Report on Form 8-K prior to the Special Meeting the following: (i) the number of Public Shares purchased outside of the redemption offer, along with the purchase price(s) for such Public Shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Condition Precedent Proposals will be approved; (iv) the identities of the equityholders who sold to the Sponsor, our directors, officers, advisors or any of their respective affiliates (if not purchased on the open market) or the nature of the equityholders (e.g., 5% security holders) who sold such Public Shares; and (v) the number of Public Shares for which the Company has received redemption requests pursuant to its redemption offer.

The purpose of such share purchases and other transactions would be to increase the likelihood of limiting the number of Public Shares electing to redeem.

If such transactions are effected, the consequence could be to cause the Condition Precedent Proposals to be approved in circumstances where such approval could not otherwise occur. Consistent with guidance of the SEC, purchases of shares by the persons described above would not be permitted to be voted for the Condition Precedent Proposals at the Special Meeting and could decrease the chances that the Condition Precedent Proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Company hereby represents that any Public Shares purchased by the Sponsor, our directors, officers, advisors or any of their respective affiliates in situations in which the tender offer rules restrictions on purchases would apply would not be voted in favor of approving the Condition Precedent Proposals.

Regulatory Approvals Required for the Transaction

The Transaction and the transactions contemplated by the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Cayman Islands Registrar of Companies and Secretary of State of the State of Delaware necessary to effectuate the Domestication and the Transaction and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Chavant, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate it to Chavant shareholders.

Expected Accounting Treatment for the Transaction

The Transaction is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Chavant will acquire all of the outstanding equity interests of Mobix Labs in the Transaction, Chavant will be treated as the acquired company and Mobix Labs will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, for accounting purposes, the Transaction is expected to be reflected as the equivalent of Mobix Labs’ issuing stock for the historical net assets of Chavant, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. The financial statements of New Mobix Labs will represent a continuation of the financial statements of Mobix Labs. Mobix Labs has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Mobix Labs will comprise the ongoing operations of New Mobix Labs;
●	Mobix Labs’ senior management will comprise the senior management of New Mobix Labs;
●	Mobix Labs’ current equityholders will control a majority of the New Mobix Labs Board;
●	New Mobix Labs will assume Mobix Labs’ name; and
●	Mobix Labs’ equityholders will have a majority voting interest in New Mobix Labs.

The preponderance of evidence as described above is indicative that Mobix Labs is the accounting acquirer in the Transaction.

THE BUSINESS COMBINATION AGREEMENT

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement and Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023 are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Chavant, Mobix Labs, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Transaction and the terms and conditions of the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties that Chavant and Merger Sub, on the one hand, and Mobix Labs, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure letters exchanged by the parties in connection with signing the Business Combination Agreement. While Chavant and Mobix Labs do not believe that these disclosure letters contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Chavant or Mobix Labs, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Chavant, Merger Sub and Mobix Labs and are modified by the disclosure letters.

General; Structure of the Transaction

On November 15, 2022, Chavant, Merger Sub, and Mobix Labs, entered into a Business Combination Agreement, which was amended by Amendment No. 1 as of April 7, 2023. Pursuant to the Business Combination Agreement, among other things, Chavant will be de-registered in the Cayman Islands and be registered by way of continuation as a corporation in the State of Delaware, following which Merger Sub will merge with and into Mobix Labs, with Mobix Labs surviving the Merger as a wholly-owned direct subsidiary of Chavant. Upon closing of the Transaction, the combined company will be named Mobix Labs, Inc. The Business Combination Agreement contains customary representations and warranties, covenants, closing conditions, and other terms relating to the Transaction and the other transactions contemplated thereby.

The Transaction is structured as a reverse triangular Merger, which includes, among others, the following steps:

●	On the business day immediately prior to the Closing, Chavant will consummate the Domestication and take all lawful actions (i) to adopt the bylaws substantially in the form attached as Annex C to this proxy statement/prospectus; (ii) to issue one share of Class A Common Stock in exchange for and on conversion in connection with the Domestication of each Ordinary Share outstanding immediately prior to the Domestication and (iii) to issue a warrant exercisable for one share of Class A Common Stock in exchange for and on conversion in connection with the Domestication of each Warrant outstanding immediately prior to the Domestication; and
●	Pursuant to the Transaction Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into Mobix Labs, with Mobix Labs surviving as a wholly-owned direct subsidiary of Chavant. The Merger will be effected by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or such other subsequent date and time as Chavant and Mobix Labs agree and specify in such certificate of merger in accordance with the DGCL.

In addition:

●	In connection with the execution of the Business Combination Agreement, the Sponsor and the directors and officers of Chavant entered into the Sponsor Letter Agreement with Chavant and Mobix Labs, pursuant to which the Sponsor and the directors and officers agreed, among other things, to vote their Ordinary Shares in favor of the Transaction. See “Certain Agreements Related to the Transaction — Sponsor Letter Agreement”;

●	In connection with the execution of the Business Combination Agreement, Chavant entered into the PIPE Subscription Agreement with the PIPE Investor, pursuant to which the PIPE Investor has subscribed for, and agreed to purchase, 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30.0 million, to be consummated substantially concurrently with the Closing, on the terms and subject to the conditions and adjustments set forth in the PIPE Subscription Agreement. See “Certain Agreements Related to the Transaction — PIPE Subscription Agreement”; and
●	In connection with the Closing, New Mobix Labs, the Sponsor, the Representatives and their designees, certain equityholders of Chavant and certain equityholders of Mobix Labs will enter into the Amended and Restated Registration Rights and Lock-Up Agreement. See “Certain Agreements Related to the Transaction — Amended and Restated Registration Rights and Lock-Up Agreement.”

Conversion of Securities; Consideration to be Received in the Transaction

At the Effective Time, by virtue of the Merger:

●	Each share of Mobix Labs Common Stock issued and outstanding immediately prior to the Effective Time (excluding dissenting shares and treasury shares) will automatically be converted into and become the right to receive a specified number of shares of Class A Common Stock equal to the Per Share Exchange Ratio (as defined below);
●	Each share of Mobix Labs Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding dissenting shares and treasury shares) will automatically be converted into and become the right to receive a specified number of shares of Class B Common Stock equal to the Per Share Exchange Ratio;
●	Each share of Mobix Labs Founders Preferred Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares) will automatically be converted into and become the right to receive up to a specified number of Class B Common Stock equal to the Per Share Exchange Ratio;
●	All treasury shares of Mobix Labs will automatically be cancelled and will cease to exist and no payment or distribution will be made with respect thereto; and
●	Each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub immediately prior to the Effective Time will automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of Mobix Labs.

Additionally, effective as of the Effective Time:

●	Each in-the-money vested Mobix Labs Option that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a specified number of shares of Class A Common Stock;
●	Each Mobix Labs Option that is not an in-the-money vested Mobix Labs Option that is outstanding and unexercised immediately prior to the Effective Time is assumed by Chavant and converted into a stock option to acquire a specified number of shares of Class A Common Stock, and will continue to be subject to the same terms and conditions as applied to that Mobix Labs Option immediately prior to the Effective Time;
●	Each Mobix Labs RSU that is unvested and outstanding immediately prior to the Effective Time is assumed by Chavant and automatically converted into a restricted stock unit covering a specified number of shares of Class A Common Stock, and will continue to be subject to the same terms and conditions as applied to that Mobix Labs RSU immediately prior to the Effective Time; and

●	Each Mobix Labs Warrant and Mobix Labs Convertible Instrument that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a specified number of shares of Class A Common Stock.

The “Per Share Exchange Ratio” is the number obtained by dividing 23,500,000 by the fully diluted number of shares of Mobix Labs immediately prior to the Effective Time, which reflects the aggregate number of shares of Mobix Labs Common Stock issued and outstanding immediately prior to the Effective Time, the aggregate number of shares of Mobix Labs Common Stock into which the shares of Mobix Labs Preferred Stock could be converted (without regard to whether such shares of Mobix Labs Preferred Stock may then be converted in accordance with the Mobix Labs Charter), the aggregate number of shares of Mobix Labs Common Stock issuable upon exercise of outstanding options and warrants to purchase Mobix Labs Common Stock and Mobix Labs Convertible Instruments that convert into Mobix Labs Common Stock or shares of Mobix Labs Preferred Stock, and the aggregate number of shares of Mobix Labs Common Stock issuable upon vesting and settlement of outstanding Mobix Labs RSUs, which fully diluted number excludes the shares of Post-March 26 Financing Securities. “Closing Transaction Consideration” means the Aggregate Transaction Consideration minus the Earnout Shares. “Aggregate Transaction Consideration” means a number of shares of Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares.

Not less than five business days prior to the Closing Date, Mobix Labs will deliver to Chavant (i) a schedule (the “Payment Spreadsheet”) setting forth (A) the calculation of Closing Transaction Consideration (including the number of shares of Class A Common Stock and Class B Common Stock which will constitute the Closing Transaction Consideration), (B) the allocation of the Closing Transaction Consideration among (1) the holders of Mobix Labs Common Stock, (2) the holders of Mobix Labs Series A Preferred Stock, (3) the holders of Mobix Labs Founders Preferred Stock, (4) the holders of in-the-money vested Mobix Labs Options, (5) the holders of Mobix Labs Warrants and (6) the holders of Mobix Labs Convertible Instruments, (C) the calculation of the portion of Closing Transaction Consideration payable to (1) each holder of Mobix Labs Common Stock, (2) each holder of Mobix Labs Series A Preferred Stock, (3) each holder of Mobix Labs Founders Preferred Stock, (4) each holder of in-the-money vested Mobix Labs Options, (5) each holder of Mobix Labs Warrants and (6) each holder of Mobix Labs Convertible Instruments, (D) the allocation of the Earnout Shares (as defined below) among the Mobix Labs Stockholders and Mobix Labs Options holders and (E) the calculation of the portion of the Earnout Shares payable to each such recipient, and (ii) another schedule (the “Rollover Spreadsheet”) setting forth (A) for each holder of Mobix Labs Options that is not an in-the-money vested Mobix Labs Option, the number of shares of Class A Common Stock underlying options to be issued by Chavant in exchange of such Mobix Labs Options (including the exercisable portion as of immediately following the effectiveness of the Merger) and the applicable exercise prices, and (B) for each holder of Mobix Labs RSUs, the number of shares of Class A Common Stock underlying RSUs to be issued by Chavant in exchange of such Mobix Labs RSUs, in each case, prepared in good faith by Mobix Labs and in a form and substance reasonably satisfactory to Chavant and accompanied by documentation reasonably satisfactory to Chavant. Mobix Labs will provide Chavant with reasonable access to the relevant books, records and personnel of Mobix Labs to enable Chavant to review the Payment Spreadsheet and the Rollover Spreadsheet. Mobix Labs will consider all reasonable comments of Chavant and its representatives in good faith and the parties will make such amendments to the Payment Spreadsheet and the Rollover Spreadsheet as the parties may mutually and in good faith agree.

Mobix Labs’ allocations and calculations set forth in the Payment Spreadsheet and Rollover Spreadsheet (as may be amended) will be binding on all parties and be used by Chavant for purposes of issuing all consideration in accordance with the Business Combination Agreement, absent manifest error. In issuing all consideration pursuant to the Business Combination Agreement, Chavant and Merger Sub will be entitled to rely fully on the information set forth in the Payment Spreadsheet and the Rollover Spreadsheet, absent manifest error.

Earnout

The Business Combination Agreement provides for a seven-year “Earnout Period,” commencing on the date that is the one year anniversary of the Closing Date, pursuant to which up to 1.75 million shares of Class A Common Stock will be distributed to the Mobix Labs Stockholders and the holders of in-the-money vested Mobix Labs Options and Mobix Labs Options that are not in-the-money vested Mobix Labs Options (the “Earnout Recipients”) if the VWAP of the Class A Common Stock exceeds $12.50 for any twenty trading days within a period of 30 consecutive trading days during the Earnout Period and an additional 1.75 million shares of Class A Common Stock will be distributed to the Earnout Recipients if the VWAP of the Class A Common Stock exceeds $15.00 for any twenty trading days within a period of 30 consecutive trading days during the Earnout Period (such shares of Class A Common Stock issuable under the circumstances described in this paragraph, collectively, the “Earnout Shares”).

If, during the Earnout Period, there is a change of control in which the New Mobix Labs stockholders have the right to exchange their shares of Class A Common Stock for cash, securities or other property having a value equaling or exceeding the VWAP underlying the earnout targets referenced above (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by the New Mobix Labs Board), then, immediately prior to the consummation of such change of control, (a) any such earnout target that has not previously occurred shall be deemed to have occurred and (b) the Earnout Recipients shall be entitled to receive the Earnout Shares, such that the Earnout Recipients shall be eligible to participate in such change of control with respect to such Earnout Shares, as applicable. The applicable earnout target shall be deemed satisfied in connection with a change of control if (a) the aggregate value of the proceeds payable to, or in the event of an asset sale, available for distribution to, New Mobix Labs’ stockholders divided by (b) the sum of (i) the number of outstanding shares of Common Stock immediately prior to the consummation of such change of control plus (ii) the number of shares of Common Stock issuable pursuant to the applicable earnout target, equal or exceed the VWAP underlying the applicable earnout target. The Earnout Shares and the earnout targets will automatically be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Common Stock, occurring on or after the date hereof and prior to the time any such Earnout Shares are delivered to the Earnout Recipients, if any.

Closing of the Transaction

Unless the Business Combination Agreement is earlier terminated, the Closing will take place as promptly as practicable but in no event later than three (3) business days following the satisfaction or, if permissible, waiver of all of the closing conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions), or at such other time, date and location as the parties agree in writing.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of Mobix Labs, Chavant and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications, are in many respects modified by items contained in disclosure letters provided by Mobix Labs or Chavant, as applicable, and expire at the Closing. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement.

The representations and warranties made by Mobix Labs to Chavant and Merger Sub relate to a number of matters, including the following:

●	organization and qualification to do business;
●	subsidiaries;
●	capitalization;
●	authority to enter into the Business Combination Agreement;
●	absence of conflicts with organizational documents, applicable laws or certain other agreements, and required governmental consents and filings;
●	compliance with legal requirements and possession of government approvals;
●	financial statements and absence of undisclosed liabilities;
●	absence of changes or events;

●	absence of litigation;
●	employee benefit plans;
●	labor and employment matters;
●	real property and title to assets;
●	intellectual property;
●	taxes;
●	environmental matters;
●	material contracts;
●	insurance;
●	approval of the board and the stockholders;
●	absence of certain business practices and compliance with anti-corruption and export control laws and sanctions;
●	interested party transactions;
●	Exchange Act matters;
●	brokers; and
●	sufficiency and accuracy of information supplied in this registration statement.

The representations and warranties made by Chavant and Merger Sub to Mobix Labs relate to a number of matters, including the following:

●	organization and qualification to do business;
●	absence of other subsidiaries;
●	capitalization;
●	authority to enter into the Business Combination Agreement;
●	absence of conflicts with organizational documents, applicable laws or certain other agreements, and required filings and consents;
●	compliance with legal requirements and possession of government approvals;
●	proper preparation and filing of documents with the SEC, financial statements, and absence of undisclosed liabilities;
●	absence of changes or events;
●	absence of litigation;

●	approval of the board and the shareholders;
●	no prior operations of Merger Sub;
●	material contracts;
●	brokers;
●	the Trust Account;
●	employees;
●	taxes;
●	listing on Nasdaq;
●	independent investigation and reliance regarding Mobix Labs and the Transaction;
●	absence of certain business practices and compliance with anti-corruption laws;
●	Investment Company Act matters;
●	absence of anti-takeover statutes or agreements; and
●	delivery and validity of the PIPE Subscription Agreement.

Conduct of Business Pending the Merger

Mobix Labs has agreed that, prior to the Closing or termination of the Business Combination Agreement, it will conduct its business in the ordinary course of business and in a manner consistent with past practice. Mobix Labs has also agreed to use its commercially reasonable efforts to preserve substantially intact the current business organization, to keep available the services of the current officers, key employees and consultants of Mobix Labs and to preserve intact the current business relationships and ongoing relationships of Mobix Labs with customers, suppliers, joint venture partners, distributors, creditors, landlords and other business relations of Mobix Labs.

In addition to the general covenants above, Mobix Labs has agreed that prior to the Closing or termination of the Business Combination Agreement, subject to specified exceptions, it will not, directly or indirectly, without the prior written consent of Chavant (which may not be unreasonably conditioned, withheld or delayed), and unless otherwise permitted by the Business Combination Agreement:

●	amend or otherwise change its organizational documents;
●	form or create any subsidiaries;
●	issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), except for the exercise or settlement of any Mobix Labs Options, or (B) except in the ordinary course of business and in a manner consistent with past practice, any material assets of Mobix Labs;
●	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests;

●	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities or other equity interests;
●	(A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $250,000; or (B) incur any indebtedness for borrowed money in excess of $250,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets;
●	(A) grant any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or consultant of Mobix Labs, other than increases in base compensation to employees or other individual service providers whose base compensation would not exceed, on an annualized basis, $150,000 or immaterial benefit increases on account of annual renewals of its health and welfare programs, (B) amend any existing service agreement with, or terminate or enter into any severance or termination agreement with, or grant any change of control or retention payments or benefits to, in each case, any current or former director, officer, employee or consultant whose base compensation would exceed, on an annualized basis, $150,000, or (C) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any current or former director, officer, employee or consultant of Mobix Labs, or (D) hire or otherwise enter into any new service agreement or similar arrangement with any person whose base compensation would exceed, on an annualized basis, $150,000;
●	institute a layoff resulting in a mass layoff within the meaning of the federal Worker Adjustment and Retraining Notification Act or any similar state law;
●	voluntarily recognize a labor union or similar organization or enter into a collective bargaining agreement or other labor union contract;
●	other than as required by law or pursuant to the terms of an agreement entered into prior to the date of the Business Combination Agreement, grant any severance or termination pay to, any director, officer, or other employee of Mobix Labs;
●	adopt, amend and/or terminate any Mobix Labs employee benefit plan except (x) as may be required by applicable law or (y) in the event of annual renewals of health and welfare programs in the ordinary course and consistent with past practice;
●	except in the ordinary course of business, make any material tax election, amend any income tax return or other material tax return or settle or compromise any material United States federal, state, local or non-United States income tax liability, in each case, that could reasonably be expected to have an adverse and material impact on Mobix Labs;
●	materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Mobix Labs’ material rights thereunder, in each case in a manner that is adverse to Mobix Labs, taken as a whole;
●	(x) other than statutory expirations for registered intellectual property of Mobix Labs, permit any material item of Mobix Labs’ intellectual property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, (y) fail to pay all required fees and taxes required or advisable to maintain and protect its interest in any material intellectual property of Mobix Labs or (z) sell, assign, license or sublicense (other than nonexclusive licenses and sublicenses of Mobix Labs’ intellectual property granted in the ordinary course of business) any material item of Mobix Labs’ intellectual property;
●	modify any privacy policy or the operation or security of any business systems in any manner that is materially adverse to the business of Mobix Labs, except as required by privacy/data security laws;
●	acquire any fee interest in real property;

●	waive, release, compromise, settle or satisfy any pending or threatened material claim or compromise or settle any liability, other than in the ordinary course of business or that do not exceed $250,000 in the aggregate;
●	enter into any material new line of business outside of the business currently conducted by Mobix Labs;
●	use the proceeds of the issuance of any Post-March 26 Financing Securities for any purpose other than to finance the ongoing business operations of Mobix Labs or to pay transaction expenses; or
●	enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Chavant has agreed that, prior to the Closing or termination of the Business Combination Agreement, the businesses of Chavant and Merger Sub will be conducted in the ordinary course of business consistent and in a manner consistent with past practice. In addition, Chavant has agreed that prior to the Closing or termination of the Business Combination Agreement, subject to specified exceptions, it will not and will cause Merger Sub not to, without the prior written consent of Mobix Labs (which may not be unreasonably withheld, delayed or conditioned), and unless otherwise permitted by the Business Combination Agreement:

●	amend or otherwise change the organizational documents of Chavant or the Merger Sub or form any subsidiary of Chavant other than Merger Sub;
●	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the trust fund that are required pursuant to the organizational documents of Chavant;
●	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Ordinary Shares or Warrants except for redemptions from the trust fund that are required pursuant to the organizational documents of Chavant;
●	issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Chavant or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Chavant or Merger Sub;
●	acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;
●	incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Chavant, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;
●	make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable law made subsequent to the date of the Business Combination Agreement, as agreed to by its independent accountants;
●	make any material tax election or settle or compromise any material United States federal, state, local or non-United States income tax liability, except in the ordinary course consistent with past practice;
●	liquidate, dissolve, reorganize or otherwise wind up the business and operations of Chavant or Merger Sub;
●	amend the trust agreement or any other agreement related to the Trust Account; or

●	enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Additional Agreements

Proxy Statement; Registration Statement

As promptly as practicable after the execution of the Business Combination Agreement and receipt of Mobix Labs’ PCAOB Audited Financial Statements, Chavant and Mobix Labs agreed to cooperate to prepare and file with the SEC the registration statement on Form S-4 (the “Registration Statement”) to register with the SEC the shares of Class A Common Stock issuable to Mobix Labs’ equityholders in the Merger pursuant to the Business Combination Agreement, which registration statement includes this proxy statement/prospectus, which will be sent to Chavant shareholders in connection with the Special Meeting to solicit proxies from Chavant shareholders to vote at the Special Meeting in favor of the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and any other proposals the parties to the Business Combination Agreement deem necessary or desirable to effectuate the Transaction. In addition, Chavant agreed to seek shareholder approval to extend the time period to consummate the Transaction from January 22, 2023 to July 22, 2023, which shareholder approval was obtained on January 6, 2023.

Chavant Shareholders’ Meeting; Mobix Labs Stockholder’s Written Consent

Chavant has agreed to call and hold the Special Meeting as promptly as practicable after the date on which the Registration Statement becomes effective. Chavant has agreed, through the Chavant Board, to recommend to its shareholders that they approve the Proposals contained in this proxy statement/prospectus and will include the recommendation of the Chavant Board in this proxy statement/prospectus.

Mobix Labs has agreed to obtain and deliver to Chavant the requisite approval from its stockholders in the form of a written consent as soon as reasonably practicable and in any event within eight (8) hours following the execution and delivery of the Business Combination Agreement. The Written Consent was received by Chavant during such period, and the Written Consent to Amendment No. 1 was also timely adopted. As a result, the requisite approval from the Mobix Labs Stockholders of the Business Combination Agreement and the Merger has been obtained.

No Solicitation; Change in Recommendation; Exclusivity

Under the terms of the Business Combination Agreement, Mobix Labs has agreed that it will not, and will direct its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the “representatives”) not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any proposal or offer from any person or group (other than Chavant, Merger Sub or their respective affiliates) relating, in a single transaction or a series of related transactions, to (a) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the assets of Mobix Labs, taken as a whole (based on the fair market value thereof, as determined by the Mobix Labs board of directors in good faith), or (b) acquisition of beneficial ownership of 20% or more of the total voting power of the equity securities of Mobix Labs, whether by way of merger, asset purchase, equity purchase or otherwise (each, a “Mobix Labs Acquisition Approval”), (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to a Mobix Labs Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Mobix Labs Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Mobix Labs Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Mobix Labs, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Mobix Labs Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, Business Combination Agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Mobix Labs Acquisition Proposal (each, a “Mobix Labs Acquisition Agreement”) or any proposal or offer that would reasonably be expected to lead to a Mobix Labs Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives to take any such action.

Mobix Labs has agreed to notify Chavant promptly (but in no event later than twenty-four (24) hours) after receipt by of any Mobix Labs Acquisition Proposal in writing, any inquiry in writing that would reasonably be expected to lead to a Mobix Labs

Acquisition Proposal or any written request for non-public information relating to Mobix Labs or for access to its business, properties, assets, personnel, books or records by any third party, until the Effective Date or the valid termination of the Business Combination Agreement. In addition, Mobix Labs has agreed that neither its board of directors nor any committee thereof will (i)(A) fail to make, change, withdraw, withhold, amend, modify or qualify, or publicly propose to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to Chavant or Merger Sub, the Mobix Labs board of directors’ recommendation that its stockholders approve and adopt the Business Combination Agreement and the Merger, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to its stockholders any Mobix Labs Acquisition Proposal or Mobix Labs Superior Proposal (other than the Merger), (ii) make any public statement inconsistent with its board of directors’ recommendation that its stockholders approve and adopt the Business Combination Agreement and the Merger, (iii) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Mobix Labs Adverse Recommendation Change”), or (iv) authorize, cause or permit Mobix Labs or any its representatives to enter into any Mobix Labs Acquisition Agreement. “Mobix Labs Superior Proposal” means a bona fide, written Mobix Labs Acquisition Proposal, that did not result from a breach of the Business Combination Agreement, involving (a) assets that generate more than 50% of the consolidated total revenues of Mobix Labs, (b) assets that constitute more than 50% of the consolidated total assets of Mobix Labs or (c) more than 50% of the total voting power of the equity securities of Mobix Labs, in each case, that the Mobix Labs board of directors (after consultation with outside legal counsel) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to its stockholders than the Transaction after taking into account all such factors and matters deemed relevant in good faith by the Mobix Labs board of directors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the transactions and after taking into account any changes to the terms of the Business Combination Agreement irrevocably offered in writing by Chavant in response to such Mobix Labs Superior Proposal.

Until the Effective Time or termination of the Business Combination Agreement, Chavant has agreed that it will not, and will not permit any of its affiliates or representatives to, take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Mobix Labs, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination transaction (a “Transaction Proposal”) other than with Mobix Labs, its stockholders and its affiliates and representatives. Chavant has agreed that it will, and will cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date of the Business Combination Agreement with respect to, or which is reasonably likely to give rise to or result in, a Transaction Proposal.

Stock Exchange Listing

Chavant has agreed to use its reasonable best efforts to cause the Class A Common Stock comprising the Closing Transaction Consideration issued in connection with the Transaction to be approved for listing on Nasdaq at Closing and to cause the Class A Common Stock and Warrants issued to the shareholders and warrant holders of Chavant pursuant to the Domestication to be approved for listing on Nasdaq from and after the Domestication. Until the Closing, Chavant has agreed to use its reasonable best efforts to keep the Units, Ordinary Shares and Warrants listed for trading on Nasdaq.

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

●	Mobix Labs and Chavant providing access to books and records and furnishing relevant information to the other party and their respective representatives, subject to certain limitations and confidentiality provisions;
●	certain employee benefit matters, including the establishment of an equity incentive plan and employee stock purchase plan to be effective after the Closing, each as described in more detail in the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal respectively;
●	director and officer indemnification and liability insurance;
●	prompt notification of certain matters;
●	Mobix Labs and Chavant using reasonable best efforts to consummate the Transaction;

●	public announcements relating to the Transaction;
●	the Financing Arrangements;
●	certain tax matters, including the intended tax treatment of the Transaction;
●	cooperation regarding any filings required under any antitrust laws, including the Hart-Scott-Rodino Act;
●	Mobix Labs using commercially reasonable efforts to deliver its PCAOB Audited Financial Statements not later than December 15, 2022;
●	Chavant making disbursements from the Trust Account;
●	Chavant seeking shareholder approval of an extension of the time period for Chavant to consummate a business combination from January 22, 2023 to July 22, 2023, which approval has been obtained as of January 6, 2023;
●	Mobix Labs notifying Chavant of any pending, or threatened in writing, litigation related to the Business Combination Agreement, the Merger or the other transactions contemplated thereby, or otherwise alleging a breach of fiduciary duty by or other malfeasance of an officer or director of the Mobix Labs, brought by or on behalf of any Mobix Labs Stockholder against any party to the Business Combination Agreement or any director or executive officer of any party thereto (“Mobix Labs Stockholder Litigation”) and providing Chavant the opportunity to participate in the defense of such Mobix Labs Stockholder Litigation at Chavant’s own cost and expense; and
●	Chavant’s participation in and consent rights with respect to Mobix Labs’ pending merger transaction with EMI Solutions.

Conditions to Closing

Mutual

The obligations of Mobix Labs, Chavant and Merger Sub to consummate the Transaction, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following conditions:

●	receipt of Mobix Labs’ stockholder written consent approving the Business Combination Agreement and the Merger;
●	approval and adoption of the proposals presented at the Special Meeting, including the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal and the Equity Incentive Plan Proposal;
●	no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect that has the effect of making the consummation of the Transaction illegal or otherwise prohibiting the consummation of the Transaction, including the Merger;
●	all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act have expired or otherwise have been terminated, and all other necessary pre-Closing approvals or clearances required by any governmental entities in connection with the consummation of the Transaction have been obtained;
●	the Registration Statement has been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement have been initiated or threatened by the SEC;
●	Chavant having at least $5,000,001 of net tangible assets after giving effect to the PIPE Private Placement in accordance with the terms of the PIPE Subscription Agreement and following the exercise by Public Shareholders of their redemption rights; and

●	the extension of the date by which Chavant must consummate an initial business combination from January 22, 2023 to July 22, 2023, which has been obtained.

Chavant and Merger Sub

The obligations of Chavant and Merger Sub to consummate the Transaction, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

●	the representations and warranties of Mobix Labs contained in the sections of the Business Combination Agreement titled (i) Organization and Qualification; Subsidiaries, (ii) Authority Relative to the Business Combination Agreement, (iii) Absence of Certain Changes or Events, and (iv) Brokers, are each true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. The representations and warranties of Mobix Labs contained in the section of the Business Combination Agreement titled Capitalization, will each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of Mobix Labs contained in the Business Combination Agreement will be true and correct (without giving any effect to any limitation as to “materiality” or “Mobix Labs Material Adverse Effect” (as defined below) or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Mobix Labs Material Adverse Effect;
●	Mobix Labs will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;
●	Mobix Labs will have delivered to Chavant an officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;
●	no Mobix Labs Material Adverse Effect will have occurred since the date of the Business Combination Agreement and the Closing Date;
●	certain directors of Mobix Labs designated in the Business Combination Agreement will have resigned as of immediately prior to the Closing Date;
●	Mobix Labs will have delivered to Chavant a properly executed certification that Mobix Labs is not a “foreign person” within the meaning of Section 1445 of the Code and that the interests of Mobix Labs are not United States real property interests within the meaning of Sections 897 and 1445 of the Code;
●	parties to the Amended and Restated Registration Rights and Lock-Up Agreement (other than Chavant and the Sponsor) will have executed and delivered to Chavant the Amended and Restated Registration Rights and Lock-Up Agreement;
●	Mobix Labs’ PCAOB Audited Financial Statements will have been delivered to Chavant, in form and substance reasonably satisfactory to Chavant, including, without limitation, together with an unqualified audit report thereon from Mobix Labs’ independent registered public accounting firm; and
●	there are no pending, or threatened in writing, Mobix Labs Stockholder Litigation.

Mobix Labs

The obligations of Mobix Labs to consummate the Transaction, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

●	the representations and warranties of Chavant and Merger Sub contained in the sections of the Business Combination Agreement titled (i) Corporation Organization, (ii) Authority Relative to the Business Combination Agreement, (iii) Absence of Certain Changes or Events, and (iv) Brokers, are each true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. The representations and warranties of Chavant and Merger Sub contained in the section of the Business Combination Agreement titled Capitalization will each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of Chavant and Merger Sub contained in the Business Combination Agreement will be true and correct (without giving any effect to any limitation as to “materiality” or “Chavant Material Adverse Effect (as defined below)” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Chavant Material Adverse Effect;
●	Chavant and Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;
●	Chavant will have delivered to Mobix Labs a certificate signed by the Chief Executive Officer of Chavant, dated the date of the Closing, certifying as to the satisfaction of certain conditions;
●	the Class A Common Stock (i) comprising the Closing Transaction Consideration to be issued pursuant to the Business Combination Agreement and the Class A Common Stock to be issued in connection with the transactions contemplated by the PIPE Subscription Agreement and (ii) issued to the shareholders of Chavant pursuant to the Domestication will have been approved for listing on Nasdaq, subject only to official notice of issuance thereof;
●	the Domestication will have been duly completed;
●	certain officers and directors of Chavant designated in the Business Combination Agreement will have resigned as of immediately prior to the Closing Date;
●	the amount of Closing Available Cash (as defined below) will be no less than fifty million dollars ($50,000,000) (the “Minimum Cash Condition”), and Chavant will have made appropriate arrangements for any cash and cash equivalents held by it comprising Closing Available Cash to be released to, or as directed by, Mobix Labs at Closing; provided, that, at least thirty million dollars ($30,000,000) of the funds comprising the Minimum Cash Condition will be funded pursuant to the PIPE Subscription Agreement or pursuant to agreements that contain terms that are substantially identical to, or no less favorable to Mobix Labs when compared to, the terms of the PIPE Subscription Agreement; provided, further, that the cash amount comprising the Minimum Cash Condition will be reduced by an amount (the “Reduction Amount”) equal to five million dollars ($5,000,000) less any amount that is funded on or before the Closing Date, or irrevocably committed to be funded on or before the Closing Date, in each case, by Mobix Labs’ directors, officers and current stockholders and their respective affiliates, associates and family members (which five million dollar ($5,000,000) reduction will not occur due to the funding of amounts in excess of five million dollars ($5,000,000) before the Closing Date) (the “Mobix Labs Investors”). By way of example, if prior to the Closing Date, the Mobix Labs Investors fund or commit to fund four million dollars ($4,000,000), then the Reduction Amount would be one million dollars ($1,000,000), so that the cash amount comprising the Minimum Cash Condition would equal forty-nine million dollars ($49,000,000). “Closing Available Cash” means an amount of cash equal to (a) the amount of cash available to be released from the Trust Account as of immediately prior to the Closing

(after giving effect to payments to redeeming Chavant shareholders pursuant to the exercise of their redemption rights), plus (b) the amount of cash proceeds (i) actually received by Chavant or Mobix Labs as of immediately prior to the Closing and/or (ii) committed prior to the Closing Date to be funded to Chavant or Mobix Labs, in each case, pursuant to any financing arrangement net of (iii) the amount of cash required to be transferred to, retained by or held in escrow for the benefit of the counterparty to any such financing arrangement; provided, however, that, for purposes of clause (b) of this definition of “Closing Available Cash,” a maximum of ten million dollars ($10,000,000) will count towards the total amount of Closing Available Cash if funded or to be funded pursuant to any financing arrangement that is an equity line of credit, regardless of the total amount available under such equity line of credit, plus (c) the amount of cash and cash equivalents (other than Excluded Cash (as defined in the Business Combination Agreement)) of Chavant as of immediately prior to the Closing that is held in an account of Chavant outside the Trust Account; and
●	Chavant and the Sponsor will have executed and delivered to the other parties thereto the Amended and Restated Registration Rights and Lock-Up Agreement.

Material Adverse Effect

Under the Business Combination Agreement, a “Mobix Labs Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Mobix Labs and its subsidiaries taken as a whole or (ii) would prevent, materially delay or materially impede the performance by Mobix Labs of its obligations under the Business Combination Agreement or the consummation of the Merger and other transactions contemplated by the Business Combination Agreement; provided, however, solely with respect to clause (i), that none of the following (or the effect of any of the following) shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Mobix Labs Material Adverse Effect: (a) any change or proposed change in, or change in the interpretation of, any law or generally accepted accounting principles in the United States, in each case after the date of the Business Combination Agreement; (b) events or conditions generally affecting the industries or geographic areas in which the Mobix Labs operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (e) any hurricane, tornado, flood, earthquake, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19), or acts of God, (f) any actions taken or not taken by Mobix Labs as required by the Business Combination Agreement or any ancillary agreement, (g) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other transactions contemplated by the Business Combination Agreement (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities), (h) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions, provided that this clause (h) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Mobix Labs Material Adverse Effect (provided, however, that the underlying cause of any such failure may be considered in determining whether a Mobix Labs Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) or (i) any actions taken, or failures to take action, or such other changed or events, in each case, which Chavant has requested or to which it has consented in writing or which actions are expressly contemplated by the Business Combination Agreement, except in the cases of clauses (a) through (e), to the extent that Mobix Labs is disproportionately affected thereby as compared to other participants in the industries in which Mobix Labs operates.

Under the Business Combination Agreement, a “Chavant Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Chavant; or (b) would prevent, materially delay or materially impede the performance by Chavant or Merger Sub of their respective obligations under the Business Combination Agreement or the consummation of the Merger and the other transactions contemplated by the Business Combination Agreement; provided, however, that none of the following (or the effect of any of the following) shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Chavant Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any law or generally accepted accounting principles in the United States, in each case after the date hereof; (ii) events or conditions generally affecting the industries or geographic areas in which Chavant operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19), or acts of God, (vi) any actions taken or not taken by Chavant as required by the Business Combination Agreement or any ancillary agreement, (vii) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other transactions contemplated by the Business Combination Agreement, (viii) any actions taken, or failures to take action, or such other changed or events, in each case, which Mobix Labs has requested or to which it has consented in writing or which actions are expressly contemplated by the Business Combination Agreement, (ix) the consummation and effects of any exercise of redemption rights by Chavant shareholders, and (x) any events generally applicable to blank check companies or the market in which blank check companies operate, except in the cases of clauses (i) through (iii), to the extent that Chavant is disproportionately affected thereby as compared with other participants in the industry in which Chavant operates.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transaction by the Mobix Labs Stockholders or Chavant, as follows:

●	by mutual written consent of Chavant and Mobix Labs;
●	by either Chavant or Mobix Labs if the Closing has not occurred prior to November 22, 2023 (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated pursuant to this provision by any party in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of the Transaction to occur on or prior to the Outside Date;
●	by either Chavant or Mobix Labs if any governmental authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transaction, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transaction, including the Merger;
●	by either Chavant or Mobix Labs if, at the Special Meeting (including any postponements or adjournments thereof), any of the proposals presented at such meeting, including the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal and the Equity Incentive Plan Proposal, is not approved;
●	by Chavant if the Mobix Labs board of directors or a committee thereof, prior to obtaining its stockholder written consent approving the Business Combination Agreement and the Merger, has made a Mobix Labs Adverse Recommendation Change (however, no such Mobix Labs Adverse Recommendation Change occurred prior to Mobix Labs obtaining such written consent);
●	by Chavant if Mobix Labs has failed to deliver its stockholder written consent approving the Business Combination Agreement and the Merger to Chavant within eight (8) hours following the execution and delivery of the Business Combination Agreement (however, such written consent was delivered to Chavant during such period);
●	by Chavant upon a breach of any representation, warranty, covenant or agreement on the part of Mobix Labs set forth in the Business Combination Agreement, or if any representation or warranty of Mobix Labs will have become untrue, in either case such that the conditions described in the first two bullets under the heading “Conditions to Closing — Chavant and Merger Sub” above would not be satisfied; provided that Chavant has not waived such breach and Chavant and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such breach is curable by Mobix Labs, Chavant may not terminate the Business Combination Agreement due to such breach for so long as Mobix Labs continues to exercise its reasonable efforts to cure such breach and such breach is cured within thirty (30) days after notice of such breach is provided by Chavant to Mobix Labs;

●	by Mobix Labs upon a breach of any representation, warranty, covenant or agreement on the part of Chavant and Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Chavant and Merger Sub will have become untrue, in either case such that the conditions described in the first two bullets under the heading “Conditions to Closing — Mobix Labs” above would not be satisfied; provided that Mobix Labs has not waived such breach and Mobix Labs is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided, however, that, if such breach is curable by Chavant and Merger Sub, Mobix Labs may not terminate the Business Combination Agreement due to such breach for so long as Chavant and Merger Sub continue to exercise their reasonable efforts to cure such breach and such breach is cured within thirty (30) days after notice of such breach is provided by Mobix Labs to Chavant;
●	by Mobix Labs, at any time prior to receipt of its stockholder written consent approving the Business Combination Agreement and the Merger, in connection with entering into a Mobix Labs Acquisition Agreement with respect to a Mobix Labs Superior Proposal (however, such written consent was received by Mobix Labs);
●	by Mobix Labs if the Chavant board of directors has publicly withdrawn, modified or changed, in a manner that is adverse to Mobix Labs, its recommendation to its shareholders to approve the proposals presented at the Special Meeting, including the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal and the Equity Incentive Plan Proposal;
●	by Mobix Labs if the approval for the Chavant Extension is not obtained (however, the Chavant Extension has been obtained); or
●	by Chavant if any Mobix Labs Stockholder Litigation is commenced or threatened in writing by a Mobix Labs Stockholder at any time prior to the Effective Time.

There was also a condition that would have permitted Chavant to terminate the Transaction if Mobix Labs’ PCAOB Audited Financial Statements were not delivered to Chavant, in form and substance reasonably satisfactory to Chavant, on or before December 15, 2022. However, Chavant’s right to terminate the Business Combination Agreement was required to be exercised before the date of the initial public filing of the Registration Statement with the SEC. Chavant determined not to exercise this right and effectively waived this right to termination upon the initial public filing of this Registration Statement.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will be of no further force or effect and the Transaction will be abandoned, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of Business Combination Agreement by a party.

Claims Against Trust Account

Mobix Labs (on behalf of itself and its affiliates) hereby irrevocably waives any claim they may have, now or in the future and will not seek recourse against the trust fund, any trustee of the Trust Account and Chavant for any reason whatsoever; provided, however, that the foregoing waiver will not limit or prohibit Mobix Labs from pursuing a claim against Chavant, Merger Sub or any other person for legal relief against monies or other assets of Chavant or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the transactions contemplated by the Business Combination Agreement, including the Merger.

Expenses

Except as otherwise provided in the Business Combination Agreement, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in connection with the Business Combination Agreement and the transactions contemplated by it, shall be paid by the party incurring such expenses, whether or not the Domestication, the Merger or any other transactions are consummated, except that Chavant shall be solely responsible for all (a) expenses relating to all SEC and other regulatory filing fees incurred in connection with the transactions, (b) expenses incurred in connection with preparing the Registration Statement and proxy statement/prospectus, (c) expenses incurred in connection with any filings with or approvals from the Nasdaq in connection with the transactions and (d) any transfer taxes or tax reimbursement payment arising in connection with the transactions.

Amendment

The Business Combination Agreement may be amended at any time prior to the Effective Time; provided, however, that any amendment to the Business Combination Agreement shall not (a) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of Mobix Labs Common Stock or Mobix Labs Preferred Stock, (b) alter or change any term of the certificate of incorporation of New Mobix Labs to be effected by the Merger or (c) alter or change any of the terms and conditions of the Business Combination Agreement if such alteration or change would adversely affect the holders of shares of Mobix Labs Common Stock or Mobix Labs Preferred Stock. The Business Combination Agreement may not be amended except by an instrument in writing signed by each of the parties.

Non-survival of Representations, Warranties and Covenants

Except in the case of claims against a party in respect of such party’s fraud, none of the representations, warranties, covenants, obligations or other agreements in the Transaction or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and certain other specified provisions.

Governing Law; Arbitration; Waiver of Jury Trial

The Business Combination Agreement is governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without regard to conflict of laws principles. All actions arising out of or relating to the Business Combination Agreement, or the enforcement, breach, termination or validity thereof will be exclusively and irrevocably submitted to final and binding arbitration in Wilmington, Delaware, before three neutral and impartial arbitrators. The arbitration will be administered by the American Arbitration Association. Notwithstanding the foregoing the parties will be entitled to an injunction, including a mandatory injunction, to be issued by any court of competent jurisdiction ordering compliance with the Business Combination Agreement or enjoining and restraining such breach. Chavant and Mobix Labs each waive to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with the Business Combination Agreement or the transactions.

Specific Performance

Chavant and Mobix Labs will, to the fullest extent permitted by applicable law, be entitled to an injunction or injunctions to prevent breaches of the Business Combination Agreement or to enforce specifically the performance of its terms and provisions in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any federal court located in the State of Delaware or any other Delaware state Court without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in the Business Combination Agreement.

No Recourse

Notwithstanding anything that may be expressed or implied in the Business Combination Agreement, the Business Combination Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to the Business Combination Agreement or the transactions contemplated by it may only be brought against, the entities that are expressly named as parties thereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to the Business Combination Agreement (and then only to the extent of the specific obligations undertaken by such named party in the Business Combination Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to the Business Combination Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Mobix Labs, Chavant or Merger Sub under the Business Combination Agreement of or for any claim based on, arising out of, or related to the Business Combination Agreement or the transactions contemplated hereby.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Business Combination Agreement, dated as of November 15, 2022, as amended by Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023 (copies of which are attached to the proxy statement/prospectus as Annex A-1 and Annex A-2, respectively), and as amended or otherwise modified from time to time, by and among the Company, CLAY Merger Sub II, Inc., a Delaware corporation, and Mobix Labs, Inc., a Delaware corporation, and the transactions contemplated thereby be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The Transaction Proposal (and consequently, the transactions contemplated by the Business Combination Agreement, including the Merger) requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Transaction Proposal.

The Transaction is conditioned upon the approval of the Transaction Proposal, subject to the terms of the Business Combination Agreement. If the Transaction Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) will not be presented to the shareholders for a vote.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Recommendation of the Chavant Board of Directors

CHAVANT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE TRANSACTION PROPOSAL.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

CERTAIN AGREEMENTS RELATED TO THE TRANSACTION

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Sponsor Letter Agreement

Concurrently and in connection with the execution of the Business Combination Agreement, the Sponsor and the directors and officers of Chavant (together with the Sponsor, the “SPAC Parties”) entered into the Sponsor Letter Agreement with Chavant and Mobix Labs, pursuant to which the SPAC Parties agreed to, among other things, (a) vote, or cause to be voted, all Ordinary Shares and Warrants held by the SPAC Parties in favor of adopting the Business Combination Agreement and the Transaction; (b) vote against any merger, purchase of all or substantially all of any person’s assets or other business combination transaction (other than the Business Combination Agreement in connection with the Transaction) or any proposal, action or agreement that would reasonably be expected to impede, frustrate or prevent the Transaction, or violate certain provisions of the Business Combination Agreement; (c) not elect to redeem or otherwise tender or submit for redemption its Ordinary Shares in connection with the Transaction; (d) not transfer or deposit into a voting trust, or enter into a voting agreement or any similar agreement, or grant a proxy or power of attorney, with respect to the Ordinary Shares held by the SPAC Party, or enter into any agreement inconsistent with or that would restrict performance of such SPAC Party’s obligations under the Sponsor Letter Agreement; and (e) cause any securities of Chavant that a SPAC Party purchases or otherwise acquires beneficial ownership in after the execution of the Sponsor Letter Agreement to be subject to the terms and conditions of the Sponsor Letter Agreement.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement, which is filed as Exhibit 10.7 hereto and incorporated by reference herein.

PIPE Subscription Agreement

Concurrently and in connection with the execution of the Business Combination Agreement, Chavant entered into the PIPE Subscription Agreement with the PIPE Investor, ACE SO4 Holdings Limited, pursuant to which the PIPE Investor has agreed to purchase 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30.0 million, substantially concurrently with the closing of the Transaction, on the terms and subject to the conditions of the PIPE Subscription Agreement. The PIPE Investor is an affiliate of an investor in the Sponsor but does not control the Company or the Sponsor. Pursuant to the PIPE Subscription Agreement, Chavant has agreed to file the PIPE Resale Registration Statement within 45 days of Closing.

Pursuant to the PIPE Subscription Agreement, Chavant agreed to issue additional shares of Class A Common Stock to the PIPE Investor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period (the “Adjustment Period”) commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of shares of Class A Common Stock equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the end of the Adjustment Period multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

In addition, the PIPE Investor agreed that it will not exercise voting rights relating to the Class A Common Stock representing a 10% or greater voting interest in New Mobix Labs on any matter subject to a vote of holders of common shares and agreed that it will not obtain or exercise, as a result of its investment in New Mobix Labs, (i) ”control,” as such term is defined under applicable regulations within the jurisdiction of CFIUS, of New Mobix Labs or its subsidiaries, (ii) access to any “material non-public technical information,” within the meaning of such regulations, in the possession of New Mobix Labs and its subsidiaries, (iii) the right to appoint any board member or board observer to the New Mobix Labs Board or its subsidiaries or (iv) any involvement in any “substantive decision-making,” within the meaning of such regulations, related to New Mobix Labs or its subsidiaries.

The foregoing description of the PIPE Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the PIPE Subscription Agreement filed as Exhibit 10.8 hereto and incorporated by reference herein.

Amended and Restated Registration Rights and Lock-Up Agreement

In connection with the consummation of the Transaction, an Amended and Restated Registration Rights and Lock-Up Agreement will be entered into by New Mobix Labs, the Sponsor, the Representatives and their designees, certain equityholders of Chavant (collectively with the Sponsor, the “Founder Equityholders”) and certain equityholders of Mobix Labs (the “Legacy Mobix Labs Holders” and, together with the Founder Equityholders and certain other holders, the “Holders”).

Pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement, New Mobix Labs will be obligated, within 45 days of the consummation of the Transaction, to file a registration statement to register the resale of certain securities of New Mobix Labs held by the Holders and to use reasonable best efforts to cause the registration statement to become effective as soon as reasonably practical after the initial filing of the registration statement. The Amended and Restated Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Amended and Restated Registration Rights and Lock-Up Agreement further provides the Founder Equityholders and Legacy Holders shall not transfer their Common Stock until (a) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Transaction or (b) with respect to the remaining 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Transaction.

The foregoing description of the Amended and Restated Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Amended and Restated Registration Rights and Lock-Up Agreement attached as Exhibit A to the Business Combination Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Written Consents

On November 15, 2022, Mobix Labs delivered to Chavant the irrevocable Written Consent containing the requisite vote by the Mobix Labs Stockholders (including the Key Mobix Labs Stockholders) in favor of the approval and adoption of the Business Combination Agreement, the Transaction and all other transactions contemplated by the Business Combination Agreement. On April 7, 2023, Mobix Labs delivered to Chavant the Written Consent to Amendment No. 1 containing the requisite vote by the Mobix Labs Stockholders (including the Key Mobix Labs Stockholders), dated April 6, 2023, adopting and approving Amendment No. 1. The delivery of the Written Consents by the Consenting Mobix Labs Stockholders was sufficient to adopt the Business Combination Agreement and approve the Transaction (including the Merger), and no other vote from any other holder of Mobix Labs Capital Stock is required to consummate the Transaction.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations (i) for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of Ordinary Shares and Warrants (each, a “Chavant Security”) of the Domestication, (ii) for Holders of Ordinary Shares that elect to have the Class A Common Stock that they receive in connection with the Domestication redeemed for cash if the Transaction is completed and (iii) for Non-U.S. Holders relating to the ownership and disposition of Class A Common Stock and Warrants by a Non-U.S. Holder after the Domestication. This section applies only to Holders that hold their Chavant Securities as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). For purposes of this discussion, because the components of a Chavant Unit generally are separable at the option of the Holder, the Holder of a Chavant Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Ordinary Shares and Warrant components of the Chavant Unit. Accordingly, the separation of a Chavant Unit into an Ordinary Share and the three-quarters of one Warrant underlying the Chavant Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of Chavant Securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Domestication and the Transaction (including any redemption of the Class A Common Stock) with respect to any Ordinary Shares and Warrants held through a Chavant Unit (including alternative characterizations of Chavant Unit).

This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. Additionally, this discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the special accounting rules under Section 451(b) of the Code, the “Medicare” tax on certain investment income and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

●	financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules with respect to the Chavant Securities;
●	tax-exempt entities;
●	pension plans;
●	individual retirement or other tax-deferred accounts;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	S corporations;
●	regulated investment companies or real estate investment trusts;
●	entities or arrangements treated as partnerships for U.S. federal income tax purposes;
●	U.S. expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more (by vote or value) of Ordinary Shares (except as specifically provided below);
●	persons that acquired their Chavant Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold their Chavant Securities as part of a straddle, constructive sale, hedging, wash sale, conversion or other integrated or similar transaction;
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or
●	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Chavant Securities, the tax treatment of such partnership and a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding any Chavant Securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Domestication and the exercise of redemption rights with respect to their Ordinary Shares and/or Class A Common Stock received in connection with the Domestication.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein.

We have not sought, and do not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO THE ORDINARY SHARES AND THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK AND WARRANTS IN RESPECT OF CLASS A COMMON STOCK BY NON-U.S. HOLDERS. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS, THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK AND WARRANTS IN RESPECT OF CLASS A COMMON STOCK, AND THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of a Chavant Security who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

Tax Effects of the Domestication on U.S. Holders

Generally

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization includes a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). To effect the Domestication, Chavant will deregister under the Cayman Islands Companies Act (As Revised) and will domesticate under Section 388 of the DGCL, pursuant to which Chavant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware and, as a result of which, Chavant will issue (1) one share of Class A Common Stock in exchange for and on conversion of each Ordinary Share outstanding immediately prior to the Domestication and (2) a warrant exercisable for one share of Class A Common Stock (a “Domesticated Warrant”) in exchange for and on conversion of each warrant exercisable for one Ordinary Share outstanding immediately prior to the Domestication.

Based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion included as Exhibit 8.1 hereto, it is the opinion of Simpson Thacher & Bartlett LLP that the Domestication should qualify as an F Reorganization. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as Chavant, there is uncertainty as to whether the Domestication would qualify as an F Reorganization. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. In addition, Chavant has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Domestication. The obligations of the parties to the Business Combination Agreement to complete the Transaction are not conditioned on the receipt of an opinion from counsel regarding the Domestication’s qualification as an F Reorganization, and the Transaction will occur even if the Domestication does not so qualify. Accordingly, each U.S. Holder of Chavant Securities is urged to consult its tax advisor with respect to the particular tax consequences of the Domestication to such U.S. Holder.

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of Chavant Securities generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the sections entitled “— Effects of Section 367 to U.S. Holders of Ordinary Shares” and “— PFIC Considerations.” The initial tax basis of a share of Class A Common Stock or a Domesticated Warrant received by a U.S. Holder in the Domestication would equal the U.S. Holder’s tax basis in the Ordinary Share or Warrant surrendered in exchange thereof, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (see — Effects of Section 367 to U.S. Holders of Ordinary Shares” below). The holding period for a share of Class A Common Stock or a Domesticated Warrant received by a U.S. Holder would include such Holder’s holding period for the Ordinary Shares or Warrant (as applicable) surrendered in exchange therefor.

Subject to the discussion below under the section entitled “— PFIC Considerations,” if the Domestication fails to qualify as an F Reorganization, a U.S. Holder of Chavant Securities generally would recognize gain or loss with respect to its Chavant Securities in an amount equal to the difference, if any, between the fair market value of the corresponding Class A Common Stock and Domesticated Warrants received in the Domestication and the U.S. Holder’s adjusted tax basis in its Chavant Securities surrendered.

Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to Ordinary Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Following the Domestication, a U.S. Holder generally would be required to include in gross income as U.S. source dividend income the amount of any distribution of cash or other property paid on the Class A Common Stock to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). U.S. Holders are urged to consult with their tax advisors regarding this and any other tax considerations of owning stock and warrants of a U.S. corporation, rather than a non-U.S. corporation, following the Domestication.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization, subject to the discussion below under the section entitled “— PFIC Considerations,” (i) the tax basis of a share of Class A Common Stock or a Domesticated Warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Ordinary Shares or Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of Class A Common Stock or a Domesticated Warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the Ordinary Shares or Warrant surrendered in exchange therefor.

Shareholders who hold different blocks of Chavant Securities (generally, Chavant Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Chavant Securities.

If the Domestication fails to qualify as an F Reorganization, the U.S. Holder’s basis in its received Class A Common Stock and Domesticated Warrants would be equal to the fair market value of such Class A Common Stock and Domesticated Warrants on the date of the Domestication, and such U.S.Holder’s holding period for such Class A Common Stock and Domesticated Warrants would begin on the day following the date of the Domestication.

Effects of Section 367 to U.S. Holders of Ordinary Shares

The following section assumes that the Domestication qualifies as an F Reorganization.

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “— PFIC Considerations,” Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to their Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the PFIC rules, as discussed below under the section entitled “— PFIC Considerations,” as a result of the Domestication.

U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Chavant Shares

Subject to the discussion below under the section entitled “— PFIC Considerations,” a U.S. Holder who beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of Chavant shares entitled to vote or 10% or more of the total value of all classes of Chavant shares (a “10% U.S. Shareholder”) on the date of the Domestication must include in income as a dividend deemed paid by Chavant the “all earnings and profits amount” attributable to the Ordinary Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of Warrants will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Ordinary Shares is the net positive earnings and profits of Chavant (as determined under Treasury Regulations under Section 367 of the Code) attributable to such Ordinary Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Ordinary Shares. Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Chavant does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If Chavant’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Ordinary Shares. However, the determination of earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of Chavant’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend deemed paid by Chavant under Treasury Regulations under Section 367 as a result of the Domestication.

U.S. Holders Who Own Less Than 10% (By Vote and Value) of Chavant Shares

Subject to the discussion below under the section entitled “— PFIC Considerations,” a U.S. Holder whose Ordinary Shares have an aggregate fair market value of $50,000 or more and who, on the date of the Domestication, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its Ordinary Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder’s Ordinary Shares as described below.

Subject to the discussion below under the section entitled “— PFIC Considerations,” unless such a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to its Ordinary Shares in an amount equal to the excess of the fair market value of the Class A Common Stock received in the

Domestication over the U.S. Holder’s adjusted tax basis in the Ordinary Shares deemed surrendered in exchange therefor. Subject to the discussion below under the caption heading “— PFIC Considerations,” such gain should be capital gain, and should be long-term capital gain if the U.S. Holder has held the Ordinary Shares for longer than one year. Long-term capital gains of non-corporate taxpayers generally are subject to tax at preferential rates under current law. U.S. Holders who hold different blocks of Ordinary Shares (generally, Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend paid by Chavant the “all earnings and profits amount” attributable to its Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

●	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);
●	a complete description of the Domestication;
●	a description of any stock, securities or other consideration transferred or received in the Domestication;
●	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;
●	a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Chavant establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Ordinary Shares and (B) a representation that the U.S. Holder has notified the Company that the U.S. Holder is making the election; and
●	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year including the Domestication, and the U.S. Holder must send notice of making the election to the Company no later than the date such tax return is filed.

Chavant does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication. However, as noted above, if it were determined that Chavant had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by Chavant under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS ORDINARY SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who is not a 10% U.S. Shareholder and whose Ordinary Shares have an aggregate fair market value of less than $50,000 on the date of the Domestication generally should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “— PFIC Considerations.”

Tax Consequences for U.S. Holders of Warrants

Assuming the Domestication qualifies as an F Reorganization, subject to the considerations described under the section entitled “— Effects of Section 367 to U.S. Holders of Ordinary Shares-U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Chavant Shares” above relating to a U.S. Holder’s ownership of Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below under the section entitled “— PFIC Considerations” relating to the PFIC rules, a U.S. Holder of Warrants generally should not be subject to U.S. federal income tax with respect to the exchange of its Warrants for Domesticated Warrants in the Domestication.

Following the Domestication, Holders of Domesticated Warrants will hold warrants to acquire Class A Common Stock. The terms of each Domesticated Warrant will provide for an adjustment to the number of shares of Class A Common Stock for which the Domesticated Warrant may be exercised or to the exercise price of the Domesticated Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. Holder of Domesticated Warrants may be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of shares of Class A Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Domesticated Warrants), including as a result of a distribution of cash or other property to the holders of shares of Class A Common Stock which is taxable as a distribution to the Holders of such shares. Any constructive distribution received by a U.S. Holder of Domesticated Warrants would be subject to tax in the same manner as if such U.S. Holder received a cash distribution from the Company equal to the fair market value of such increased interest. Generally, a U.S. Holder’s adjusted tax basis in its Domesticated Warrant would be increased to the extent any such constructive distribution is treated as a dividend for tax purposes.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

Regardless of whether the Domestication qualifies as an F Reorganization (and, if the Domestication qualifies as an F Reorganization, in addition to the discussion under the section entitled “— Effects of Section 367 on U.S. Holders of Ordinary Shares” above), the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if Chavant is considered a PFIC.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

PFIC Status of Chavant

Based upon the composition of its income and assets, and upon a review of its financial statements, Chavant believes that it likely will not be eligible for the startup exception and therefore likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication.

Effects of PFIC Rules on the Domestication

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants of a PFIC for newly issued warrants in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition by U.S. Holders of Ordinary Shares and Warrants as a result of the Domestication if:

●	Chavant were classified as a PFIC at any time during such U.S. Holder’s holding period in such Ordinary Shares or Warrants; and
●	The U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Ordinary Shares or in Chavant was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM Election (as defined below) with respect to such Ordinary Shares. Currently, applicable Treasury Regulations provide that neither a QEF Election nor an MTM Election can be made with respect to warrants

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Chavant. Under these rules:

●	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Ordinary Shares or Warrants;
●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Chavant was a PFIC, will be taxed as ordinary income;
●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code. Under these proposed Treasury Regulations, if the gain recognition rule applies to a disposition of PFIC stock, and Section 367(b) of the Code requires a U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by Chavant as discussed above under the section entitled “— Effects of Section 367 to U.S. Holders of Ordinary Shares,” the gain realized on the transfer is taxable under the PFIC rules, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under these rules is taxable as provided under Section 367(b) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of Ordinary Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Ordinary Shares and Warrants under the PFIC rules in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its Ordinary Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder.”

The application of the PFIC rules to U.S. Holders of Warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a Warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no MTM Election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of Warrants for Domesticated Warrants pursuant to the Domestication.

Any gain recognized by a Non-Electing Shareholder of Ordinary Shares or a U.S. Holder of Warrants as a result of the Domestication pursuant to the PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

As noted above, the Domestication could be a taxable event under the PFIC rules regardless of whether the Domestication qualifies as an F Reorganization if Chavant is considered a PFIC. If the Domestication fails to qualify as an F Reorganization, absent a

QEF Election (or a QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the PFIC rules in the manner set forth above.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Chavant as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Ordinary Shares during which Chavant qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Ordinary Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to Chavant is contingent upon, among other things, the provision by Chavant of a “PFIC Annual Information Statement” to such U.S. Holder. Chavant will endeavor to provide PFIC Annual Information Statements, upon written request, to U.S. Holders of Ordinary Shares with respect to each taxable year for which Chavant determines it is (or has been) a PFIC. There is no assurance, however, that Chavant will timely provide such information. As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to Warrants under applicable final Treasury Regulations. An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to its Ordinary Shares. As a result, such an Electing Shareholder generally should not recognize gain or loss as a result of the Domestication except to the extent described under “— Effects of Section 367 to U.S. Holders of Ordinary Shares” and subject to the discussion above under “— Tax Effects of the Domestication to U.S. Holders,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Chavant, whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock” (generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE) (an “MTM Election”). No assurance can be given that the Ordinary Shares are (or have been) considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect their Ordinary Shares in connection with the Domestication. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over its adjusted tax basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of income previously included as a result of the MTM Election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. However, if the MTM Election was not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to Ordinary Shares, including in connection with the Domestication. An MTM Election is not available with respect to warrants, including the Warrants.

PFIC Reporting Requirements

A U.S. Holder will generally be required to file IRS Form 8621 if such U.S. Holder holds (or is deemed to hold) shares of Chavant in any year in which Chavant is classified as a PFIC. U.S. Holders are urged to consult their own tax advisors concerning the United States federal income tax consequences of holding (or being deemed to hold) shares in Chavant if Chavant is considered a PFIC in any taxable year.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE OR HAS BEEN MADE, WHETHER AND HOW ANY OVERLAP RULES APPLY, THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Tax Effects to U.S. Holders of Exercising Redemption Rights

Generally

Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the PFIC rules as a result of the Domestication (as discussed further above).

The U.S. federal income tax consequences to a U.S. Holder of Ordinary Shares (which will be exchanged for Class A Common Stock in the Domestication) that exercises its redemption rights with respect to its Ordinary Shares to receive cash in exchange for all or a portion of its Class A Common Stock received in the Domestication will depend on whether the redemption qualifies as a sale of shares of Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Class A Common Stock by a U.S. Holder, the tax consequences to such U.S. Holder are as described below under the section entitled “— Taxation of Redemption Treated as a Sale of Class A Common Stock.” If the redemption does not qualify as a sale of shares of Class A Common Stock, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “— Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares of Class A Common Stock qualifies for sale treatment will depend largely on the total number of shares of the Company treated as held by the redeeming U.S. Holder before and after the redemption (including any stock constructively owned by the U.S. Holder as a result of owning Domesticated Warrants and any shares of the Company that a U.S. Holder directly or indirectly acquires pursuant to the Transaction) relative to all of the shares of the Company outstanding both before and after the redemption. The redemption of Class A Common Stock generally will be treated as a sale of Class A Common Stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in the Company or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only shares of Company stock actually owned by the U.S. Holder, but also shares of Company stock that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares that the Holder has a right to acquire by exercise of an option, which would generally include Class A Common Stock which could be acquired pursuant to the exercise of Domesticated Warrants. Moreover, any Company shares that a U.S. Holder directly or constructively acquires pursuant to the Transaction generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of Company’s outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of shares of Class A Common Stock must, among other requirements, be less than 80% of the percentage of Company’s outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption (taking into account both redemptions by other holders of Class A Common Stock and the Class A Common Stock to be issued pursuant to the Transaction). Prior to the Transaction, shares of Class A Common Stock might not be treated as voting stock for this purpose, and, consequently, the substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (1) all of the shares of Company stock actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares of Company stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of Company stock (including any shares constructively owned by the U.S. Holder as a result of owning Domesticated Warrants). The redemption of

Class A Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Company. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation where such shareholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Class A Common Stock will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “— Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining shares of the Company, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Domesticated Warrants or possibly in other shares of the Company constructively owned by it.

Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. Holder’s shares of Class A Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— Generally,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of Class A Common Stock. Any remaining excess will be treated as gain realized on the sale of Class A Common Stock and will be treated as described below under the section entitled “— Taxation of Redemption Treated as a Sale of Class A Common Stock.”

Taxation of Redemption Treated as a Sale of Class A Common Stock

If the redemption of a U.S. Holder’s shares of Class A Common Stock is treated as a sale, as discussed above under the section entitled “— Generally,” a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares of Class A Common Stock redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A Common Stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. Holders who hold different blocks of Class A Common Stock (including as a result of holding different blocks of Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR CLASS A COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Information Reporting and Backup Withholding

Payments of cash to a U.S. Holder as a result of the redemption of Class A Common Stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of a Chavant Security who or that is not a U.S. Holder.

Effects of the Domestication to Non-U.S. Holders

The Domestication is not expected to result in any U.S. federal income tax consequences to Non-U.S. Holders of Chavant Securities.

Ownership and Disposition of Class A Common Stock and Domesticated Warrants by a Non-U.S. Holder after the Domestication

The following describes U.S. federal income tax considerations relating to the ownership and disposition of Class A Common Stock and Domesticated Warrants by a Non-U.S. Holder after the Domestication.

Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of Company shares or rights to acquire Company stock) made to a Non-U.S. Holder of shares of Class A Common Stock, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the gross amount of the dividend will be subject to withholding tax at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such Non-U.S. Holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A Common Stock, which will be treated as described under “— Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Domesticated Warrants” below.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Following the Domestication, holders of Domesticated Warrants will hold warrants to acquire Class A Common Stock. The terms of each Domesticated Warrant will provide for an adjustment to the number of shares of Class A Common Stock for which the Domesticated Warrant may be exercised or to the exercise price of the Domesticated Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. Nevertheless, a Non-U.S. Holder of Domesticated Warrants may be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of shares of Class A Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Domesticated Warrants), including as a result of a distribution of cash or other property to the holders of shares of Class A Common Stock which is taxable as a distribution to the Holders of such shares. Any constructive distribution received by a Non-U.S. Holder of Domesticated Warrants would be subject to tax in the same manner as if such Non-U.S. Holder received a cash distribution from the Company equal to the fair market value of such increased interest. It is possible that any withholding tax on such a constructive distribution might be satisfied by the Company or the applicable withholding agent from other distributions to the Non-U.S. Holder, or from proceeds subsequently paid or credited to such holder. Generally, a Non-U.S. Holder’s adjusted tax basis in its Domesticated Warrant would be increased to the extent any such constructive distribution is treated as a dividend for tax purposes.

Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Domesticated Warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its Class A Common Stock or Domesticated Warrants (including an expiration or redemption of the Domesticated Warrants, or a redemption of Class A Common Stock that is treated as a sale or exchange as described under “— Tax Effects on Non-U.S. Holders of Exercising Redemption Rights”), unless:

●	the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder);
●	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met; or
●	the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. Holder held Class A Common Stock and, in the case where shares of Class A Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of Class A Common Stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. Holder’s holding period for the shares of Class A Common Stock. There can be no assurance that Class A Common Stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. person. Any gains described in the first bullet point above of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a 30% rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30%.

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, the Company may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. It is not expected that the Company would be a United States real property holding corporation after the Domestication or immediately after the Transaction is completed. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether the Company would be treated as a United States real property holding corporation in any future year.

Tax Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a Non-U.S. Holder of Ordinary Shares that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Class A Common Stock received in the Domestication will depend on whether the redemption qualifies as a sale of the Class A Common Stock redeemed, as described above under “U.S. Holders-Tax Effects to U.S. Holders of Exercising Redemption Rights-Generally.” If such a redemption qualifies as a sale of Class A Common Stock, the U.S. federal income tax consequences to the Non-U.S. Holder will be as described above under “— Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Domesticated Warrants.” If such a redemption does not qualify as a sale of Class A Common Stock, the Non-U.S. Holder will be treated as receiving a corporate distribution, the U.S. federal income tax consequences of which are described above under “— Distributions.”

Because it may not be certain at the time a Non-U.S. Holder is redeemed whether such Non-U.S. Holder’s redemption will be treated as a sale of shares or a corporate distribution, and because such determination will depend in part on a Non-U.S. Holder’s particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. Holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. Holder in redemption of such Non-U.S. Holder’s Class A Common Stock, unless (i) the applicable withholding agent has established special procedures allowing Non-U.S. Holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. Holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “U.S. Holders-Tax Effects to U.S. Holders of Exercising Redemption Rights- Generally”). However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to a Non-U.S. Holder, such Non-U.S. Holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of Class A Common Stock and Domesticated Warrants. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Transaction Proposal is approved, then Chavant is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Transaction. If, however, the Domestication Proposal is approved, but the Transaction Proposal is not approved, then neither the Domestication nor the Transaction will be consummated.

Pursuant to the terms of the Business Combination Agreement, the Chavant Board has unanimously approved a change of Chavant’s jurisdiction of registration from the Cayman Islands to the State of Delaware by deregistering as an exempted company incorporated in the Cayman Islands and the transfer by way of continuation to the State of Delaware and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Chavant will file a notice of the special resolution passed approving the deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation, the form of which is attached to this proxy statement/prospectus as Annex B-1, and a certificate of corporate domestication, the form of which is attached to this proxy statement/prospectus as Annex B-2, with the Secretary of State of the State of Delaware, under which Chavant will be domesticated and continue as a Delaware corporation. On the effective date of the Domestication, (a) each outstanding Ordinary Share will automatically convert into one share of Class A Common Stock and (b) the outstanding Warrants to purchase Ordinary Shares will automatically become exercisable for shares of Class A Common Stock. In addition, at a moment in time after the effectiveness of the Domestication and before the Closing, each outstanding Unit, which will consist of one share of Class A Common Stock and three-quarters of one Warrant, with each whole Warrant exercisable for one share of Class A Common Stock, will be separated into its component Class A Common Stock and Warrant.

The Domestication Proposal, if approved, will approve a change of Chavant’s jurisdiction of registration from the Cayman Islands to the State of Delaware. Accordingly, while Chavant is currently governed by Cayman Islands law, upon Domestication, Chavant will be governed by the DGCL. We urge shareholders to carefully consult the information set out below under “The Domestication Proposal — Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then Chavant will also ask its shareholders to approve the Organizational Documents Proposal (discussed below), which, if approved, will replace our current Amended and Restated Memorandum and Articles of Association (the “Existing Charter”) under the Cayman Islands law with a new certificate of incorporation and bylaws of Chavant under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Existing Charter and we urge shareholders to carefully consult the information set out below under “The Organizational Documents Proposal,” the Existing Charter of Chavant, which is filed as Exhibit 3.1 with Chavant’s Annual Report on Form 10-K for the year ended December, 31 2021, and the Proposed Charter and Amendment and the Proposed Bylaws of Chavant (collectively, the “Proposed Organizational Documents”), forms of which are attached hereto as Annex B-1, Annex B-3 and Annex C, respectively.

Reasons for the Domestication

Our Board believes that there are advantages to Chavant that will arise as a result of a change of domicile to Delaware. Further, our Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Chavant and its shareholders, including:

●	Prominence, Predictability and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly traded corporations in the United States and over 67% of all Fortune 500 companies are incorporated in Delaware.

●	Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards of judicial review. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to Chavant, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to corporations incorporated in other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware corporate law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Chavant’s shareholders from possible abuses by directors and officers.
●	Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers and shareholders alike. Chavant’s incorporation in Delaware may make Chavant more attractive to future candidates for our Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware corporate laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our Board therefore believes that providing the benefits afforded directors by Delaware law will enable New Mobix Labs, following completion of the Transaction, to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our shareholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a corporation’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Anticipated Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Chavant as a result of Domestication. The business, capitalization, assets and liabilities and financial statements of Chavant immediately following the Domestication will be the same as those of Chavant immediately prior to the Domestication.

Comparison of Corporate Governance and Shareholders

Chavant is an exempted company incorporated under the Cayman Islands Companies Act. Cayman Islands law and Chavant’s Existing Charter govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Charter will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a shareholder of Chavant in connection with the Domestication, your rights will differ in some regards as compared to when you were a shareholder of Chavant prior to the Domestication.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with Chavant prior to the Domestication and following the Domestication according to applicable law and/or the organizational documents of Chavant prior to and following the Domestication. You also should review the Proposed Organizational Documents attached hereto as Annex B-1, Annex B-3 and Annex C to this proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the DGCL and the Cayman Islands Companies Act, to understand how these laws apply to Chavant prior to and following the Domestication.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Mergers	Mergers generally require approval of holders of a majority in voting power of all outstanding shares.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the assets of the constituent companies must also consent.

	Mergers in which less than 20% of the acquirer’s stock is issued and of which the acquiror is not a constituent generally do not require acquirer stockholder approval.	All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Mergers in which one corporation owns 90% or more of each class of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 75% in value of shareholders in attendance and voting at a general meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote requires the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Act and the Existing Charter, routine corporate matters may be approved (subject to quorum requirements) by an ordinary resolution (being a resolution passed by a simple majority of the shareholders attending and voting at a quorate meeting).

Appraisal Rights

Generally, a stockholder of a publicly traded corporation who receives shares of the surviving corporation or of a public corporation does not have appraisal rights in connection with a merger, except in certain circumstances.

Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court, subject to certain exceptions. Cayman Islands dissent rights are not applicable to the Domestication.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose upon proper demand during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

	Delaware	Cayman Islands
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to ownership and procedural requirements (including adopting Delaware as the exclusive forum as per the Advisory Governance Proposal 4(j)).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Generally, directors must exercise a duty of care and duty of loyalty (including good faith) to the corporation and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors and Officers

Permits limiting or eliminating the monetary liability of directors and certain officers to a corporation or its stockholders, except with regard to breaches of duty of loyalty, actions or omissions not in good faith or involving intentional misconduct or knowing violations of the law, unlawful repurchases redemptions of shares or dividends, or improper personal benefit.

Liability of directors may be eliminated, except with regard to their own fraud or willful default.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the Company be de-registered as an exempted company incorporated in the Cayman Islands pursuant to Article 47 of the Amended and Restated Memorandum and Articles of Association of the Company and the Cayman Islands Companies Act (As Revised) and be transferred by way of continuation to the State of Delaware and domesticate as a corporation in the State of Delaware.”

Vote Required for Approval

If the Transaction Proposal is not approved, the Domestication Proposal will not be presented at the Special Meeting. The approval of the Domestication Proposal requires the approval of a special resolution under the Cayman Islands law, being the affirmative vote of at least two-thirds of the votes cast by holders of Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Domestication Proposal.

The Transaction is conditioned upon the approval of the Domestication Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Domestication Proposal, if the Transaction is not consummated for any reason, including if any other Condition Precedent Proposal is not approved at the Special Meeting, the actions contemplated by the Domestication Proposal will not be effected.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Recommendation of the Chavant Board of Directors

CHAVANT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Transaction Proposal and the Domestication Proposal are approved, then Chavant is asking its shareholders to approve the Organizational Documents Proposal. Under the Business Combination Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Transaction. If, however, the Organizational Documents Proposal is approved but either the Transaction Proposal or the Domestication Proposal is not approved, then neither the Transaction nor the Domestication will be consummated.

If each of the other Condition Precedent Proposals and the Organizational Documents Proposal are each approved and the Transaction is consummated, then the Proposed Charter, the Proposed Amendment and the Proposed Bylaws will be substantially in the forms set forth on Annex B-1, Annex B-3 and Annex C, respectively, and each of the matters contemplated by the Advisory Governance Proposals will be included in the Proposed Organizational Documents adopted by New Mobix Labs. The approval or lack thereof of any of the Advisory Governance Proposals will not affect the effectiveness of the Organizational Documents Proposals if approved by Chavant’s shareholders.

All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Organizational Documents Proposal

Each of the Proposed Organizational Documents was negotiated as part of the Transaction. The Board’s specific reasons for each of The Advisory Governance Proposals (each of which are included in the Proposed Charter) are set forth in the Section ”The Advisory Governance Proposals.”

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that, the certificate of incorporation and bylaws of the Company (forms of which are annexed to the proxy statement/prospectus as Annex B-1 and Annex C), be approved as the certificate of incorporation and bylaws, respectively, of the Company, in each case to be effective upon the effectiveness of the Domestication, and that the certificate of amendment of certificate of incorporation (the form of which is annexed to the proxy statement/prospectus as Annex B-3) be approved to be filed and effective immediately following the effectiveness of the Merger.”

Vote Required for Approval

If the Transaction Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposal will not be presented at the Special Meeting. The approval of the Organizational Documents Proposal requires the approval of a special resolution under the Cayman Islands law, being the affirmative vote of at least two-thirds of the votes cast by holders of Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Organizational Documents Proposal.

The Transaction is conditioned upon the approval of the Organizational Documents Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Organizational Documents Proposal, if the Transaction is not consummated for any reason including if any other Condition Precedent Proposal is not approved at the Special Meeting, the actions contemplated by the Organizational Documents Proposal will not be effected.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Recommendation of the Chavant Board of Directors

CHAVANT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE ADVISORY GOVERNANCE PROPOSALS

Overview

You are also being asked to vote on seven separate proposals with respect to certain governance provisions in the Proposed Charter and Amendment, which are separately being presented in order to give Chavant’s shareholders the opportunity to present their separate views on important corporate governance procedures and which will be voted upon on a non-binding advisory basis. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Chavant and Mobix Labs intend that the Proposed Charter in the form attached to this proxy statement/prospectus as Annex B-1 will take effect at the Domestication Effective Time and that the Proposed Amendment in the form attached to this proxy statement/prospectus as Annex B-3 will take effect following the Effective Time of the Merger, assuming approval of the Condition Precedent Proposals. In the judgment of the Board, these provisions are necessary to adequately address the needs of the Company following the Transaction.

Proposal 4(a) — Removal of Special Purpose Acquisition Company Provisions

The Proposed Charter would remove certain provisions related to Chavant’s status as a special purpose acquisition company that will no longer be relevant following the Closing.

	Existing Charter	Proposed Charter	Reason for the Proposed Change
Provisions Specific to Special Purpose Acquisition Companies

The Existing Charter set forth various provisions related to Chavant’s operations as a special purpose acquisition company prior to the consummation of an initial business combination, including the time period during which Chavant must consummate its initial business combination or wind up and liquidate if it does not, redemption rights for Public Shareholders upon the consummation of its initial business combination, the creation of, and distributions from, the Trust Account, and share issuances prior to its initial business combination.

None.

The provisions of the Existing Charter that relate to the operation of Chavant as a special purpose acquisition company prior to the consummation of an initial business combination would not be applicable to the Company following the Transaction and would serve no purpose following the Transaction.

Proposal 4(b) — Authorized Capital Stock

The Proposed Charter would authorize capital stock of the Company following the Transaction, which will be greater in number than the authorized capital stock of Chavant.

	Existing Charter	Proposed Charter	Reason for the Proposed Change
Capitalization

The total number of authorized shares of all classes of shares is 201,000,000 shares, consisting of (a) 200,000,000 Ordinary Shares, par value $0.0001 per share, and (b) 1,000,000 preference shares, par value $0.0001 per share.

The total number of authorized shares of all classes of capital stock is [       ] shares, consisting of three classes: (i) [        ] shares of Class A Common Stock, $0.00001 par value per share, (ii) [    ] shares of Class B Common Stock, $0.00001 par value per share, and (iii) [     ] shares of Preferred Stock, $0.00001 par value per share.

The Board believes that the greater number of authorized shares of capital stock is important and desirable for the Company (i) to have sufficient shares to issue to the equityholders of Mobix Labs as consideration for the Transaction and to the PIPE Investor pursuant to the PIPE Subscription Agreement, (ii) to have available for issuance a number of authorized shares of common stock sufficient to support the Company’s growth following the Transaction, and (iii) to provide flexibility for future corporate needs, including as part of financing for future growth acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

Proposal 4(c) — Voting Rights of Common Stock

The Proposed Charter would provide that the holders of Class A Common Stock are entitled to one vote per share, while the holders of Class B Common Stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law.

	Existing Charter	Proposed Charter	Reason for the Proposed Change

Voting Rights of Common Stock	The holders of each Ordinary Share is entitled to one vote for each share on each matter properly submitted to the Chavant shareholders entitled to vote.

The holders of Class A Common Stock are entitled to one vote per share, while the holders of Class B Common Stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law.

The holders of Class B Common Stock are expected to be Mobix Labs’ directors, officers and founders who own Mobix Labs Preferred Stock prior to the Closing. The Board believes that the proposed dual-class stock structure will preserve Mobix Labs’ existing founder-led governance structure, promote management retention and engagement, permit the Company to continue to prioritize long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies, and discourage certain types of transactions that may involve an actual or threatened acquisition of the Company, all of which the Board believes is essential to the long-term success of the Company and to long-term stockholder value.

Proposal 4(d) — Right of the Holders of Class B Common Stock to Elect Certain Directors

The Proposed Charter would provide that for so long as any shares of Class B Common Stock remain outstanding, the holders of a majority in voting power of the outstanding shares of Class B Common Stock, voting as a separate class, shall be entitled to elect up to three Class B Directors, remove any Class B Director, and fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director.

	Existing Charter	Proposed Charter	Reason for the Proposed Change
Right of the Holders of Class B Common Stock to Elect Certain Directors	None.

For so long as any shares of Class B Common Stock remain outstanding, the holders of a majority in voting power of the outstanding shares of Class B Common Stock, voting as a separate class, shall be entitled to elect up to three Class B Directors, remove any Class B Director, and fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director.

Holders of Class B Common Stock are expected to be Mobix Labs’ directors, officers and founders who own Mobix Labs Preferred Stock prior to the Closing. The Board believes that the right of the holders of Class B Common Stock to elect up to three Class B Directors will help preserve Mobix Labs’ existing founder-led governance structure and promote management retention and engagement, which the Board believes is essential to the long-term success of the Company and to long-term stockholder value.

Proposal 4(e) — Removal of Directors

The Proposed Charter would provide that except for those directors, if any, elected by the holders of any series of preferred stock then outstanding pursuant to the Proposed Charter, for so long as the Board is classified, any director or the entire Board may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote at an election of directors, voting together as a single class.

	Existing Charter	Proposed Charter	Reason for the Proposed Change
Removal of Directors	The Company may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director.

Except for those directors, if any, elected by the holders of any series of preferred stock then outstanding pursuant to the Proposed Charter, for so long as the Board is classified, any director or the entire Board may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote at an election of directors, voting together as a single class.

The Board believes that providing that a director may only be removed for cause by the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote at an election of directors is a prudent corporate governance measure to enhance the likelihood of continuity and stability in the composition of the Board, avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company.

Proposal 4(f) — Amendment of Charter

The Proposed Charter provides that in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock generally entitled to vote is required to amend certain provisions of the Proposed Charter.

	Existing Charter	Proposed Charter	Reason for the Proposed Change
Amendment of certain Charter provisions

The provisions of the Existing Charter may be amended by special resolution to change Chavant’s name, alter or add to the articles of association, alter or add to the memorandum of association with respect to any objects, power or other matters specified therein, and reduce Chavant’s share capital or any capital redemption reserve fund.

In addition to any affirmative vote required by applicable law and/or the Proposed Charter, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of capital stock of the Company generally entitled to vote, voting together as a single class (the “Supermajority Requirement for Amendment of Certain Charter Provisions”), will be required to amend certain provisions of the Proposed Charter, namely Article SIXTH, “Board of Directors;” Article SEVENTH, “Stockholder Action;” Article EIGHTH, “Exculpation” and the Supermajority Requirement for Amendment of Certain Charter Provisions.

The Board believes that providing the Supermajority Requirement for Amendment of Certain Charter Provisions will help to enhance the likelihood of continuity and stability in the composition of the Board, avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company, and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Proposal 4(g) — Amendment of Bylaws

The Proposed Charter provides that in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock generally entitled to vote, voting together as a single class, is required for the Company’s stockholders to amend the Proposed Bylaws.

	Existing Charter	Proposed Charter	Reason for the Proposed Change
Amendment of Bylaws

The provisions of the Existing Charter may be amended by special resolution to change Chavant’s name, alter or add to the articles of association, alter or add to the memorandum of association with respect to any objects, power or other matters specified therein, and reduce Chavant’s share capital or any capital redemption reserve fund.

In addition to any affirmative vote required by applicable law and/or the Proposed Charter, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of capital stock of the Company generally entitled to vote, voting together as a single class, will be required for the Company’s stockholders to amend the Proposed Bylaws (the “Supermajority Requirement for Amendment of Bylaws”) once they become effective.

The Board believes that providing the Supermajority Requirement for Amendment of Bylaws will help to enhance the likelihood of continuity and stability in the composition of the Board, avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company, and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Proposal 4(h) — Eliminate the Ability of the Holders of Class A Common Stock to Act by Written Consent

The Proposed Charter provides that the stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders; provided, however, that any action to be taken at any meeting of the holders of shares of Class B Common Stock, voting as a separate class, may be taken by written consent.

	Existing Charter	Proposed Charter	Reason for the Proposed Change

Eliminate the Ability of the Holders of Class A Common Stock to Act by Written Consent	The Existing Charter permits the shareholders to approve resolutions by way of unanimous written resolution.

The stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders; provided, however, that any action to be taken at any meeting of the holders of shares of Class B Common Stock, voting as a separate class, may be taken by written consent.

The Board believes that permitting stockholder action by written consent would circumvent the usual process of allowing deliberation at a meeting of stockholders, would be contrary to principles of openness and good governance, and would have the potential to inappropriately disenfranchise stockholders, potentially permitting a small group of short-term, special interest or self-interested stockholders, who together hold a threshold amount of shares and who do not owe any fiduciary responsibilities to other stockholders, to take important actions without the involvement of, and with little or no advance notice to, New Mobix Labs or other stockholders. Allowing stockholder action by written consent would also deny all stockholders the right to receive accurate and complete information on a proposal in advance and to present their opinions and consider presentation of the opinions of the New Mobix Labs Board and other stockholders on a proposal before voting on a proposed action. The Board believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action. On the other hand, the Board believes that allowing the holders of Class B Common Stock to take action by written consent on matters that they are entitled to vote as a separate class allows for efficient action and is consistent with the reasons that the Company will adopt a dual-class structure.

Proposal 4(i) — Remove Renouncement of Corporate Opportunities

The Proposed Charter would remove the provision in the Existing Charter renouncing the corporate opportunity doctrine, which doctrine limits the ability of directors, officers and controlling stockholders to take advantage of opportunities beneficial to a corporation for themselves without first disclosing the opportunity to the board of directors and giving the board of directors the opportunity to pursue or decline the opportunity on behalf of the corporation.

	Existing Charter	Proposed Charter	Reason for the Proposed Change

Removal of Renouncement of Corporate Opportunity Doctrine	Under the Existing Charter, to the extent allowed by law, the doctrine of corporate opportunity does not apply with respect to Chavant or any of its officers or directors.	None.

The Board believes that the removal of the renouncement of the corporate opportunity doctrine provisions ensures that directors, officers and controlling stockholders may not take advantage of opportunities beneficial to the Company for themselves without first disclosing the opportunity to the Board and giving the Board the opportunity to pursue or decline the opportunity on behalf of the Company.

Proposal 4(j) — Choice of Forum

The Proposed Charter would add a forum selection provision designating, with respect to certain actions, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then the another state or federal court located within the State of Delaware); provided, however, that the foregoing would not apply to any causes of action arising under the Securities Act or the Exchange Act.

	Existing Charter	Proposed Charter	Reason for the Proposed Change
Choice of Forum	None.

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then another state or federal court located within the State of Delaware) shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the DGCL, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Proposed Charter or the Proposed Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in all cases, subject to the court having personal jurisdiction over the indispensable parties named as defendents; provided, however, that the foregoing would not apply to any causes of action arising under the Securities Act or the Exchange Act.

The Board believes that the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or another state or federal court located within the State of Delaware, as applicable, is the sole and exclusive forum, unless the Company consents in writing to the selection of an alternative forum.

Existing Charter	Proposed Charter	Reason for the Proposed Change

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act to the fullest extent permitted by law; provided, however, that the foregoing will not apply to any action asserting claims under the Exchange Act.

Proposal 4(k) — Change of Corporate Name

The Proposed Amendment would change the corporate name of the Company to “Mobix Labs, Inc.”

	Existing Charter	Proposed Amendment	Reason for the Proposed Change
Change of Corporate Name	Under the Existing Charter, the Company’s name is “Chavant Capital Acquisition Corp.”	The Company’s name will be “Mobix Labs, Inc.”

The Board believes the name of the post-Transaction company should more closely align with the operating business of New Mobix Labs and therefore has proposed this name change. In addition, The Board believes that using the “Mobix Labs, Inc.” name will strengthen the company’s reputation, brand and, as a result, stockholder value.

Resolution to be Voted Upon

The full text of the resolutions to be proposed is as follows:

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to eliminate various provisions in the Existing Charter applicable only to special purpose acquisition companies.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to increase the authorized share capital from 201,000,000 shares, consisting of (a) 200,000,000 ordinary shares, par value $0.0001 per share, and (b) 1,000,000 preference shares, par value $0.0001 per share, to authorized capital stock of [     ] shares, consisting of three classes: (i) [        ] shares of Class A Common Stock, $0.00001 par value per share, (ii) [      ] shares of Class B Common Stock, $0.00001 par value per share, and (iii) [      ] shares of Preferred Stock, $0.00001 par value per share.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that the holders of Class A Common Stock are entitled to one vote per share, while the holders of Class B Common Stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that so long as any shares of Class B Common Stock remain outstanding, the holders of Class B Common Stock, voting as a separate class, shall be entitled to nominate and elect up to three members of the board of directors of New Mobix Labs (each, a ‘Class B Director’), remove any Class B Director, and fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that, except for those directors, if any, elected by the holders of any series of preferred stock then outstanding pursuant to the Proposed Charter, for so long as the Board is classified, any director or the entire Board may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote, voting together as a single class.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend certain provisions of the Proposed Charter.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend the Proposed Bylaws once they become effective.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that, the stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders; provided, however, that, any action to be taken at any meeting of the holders of shares of Class B Common Stock, voting as a separate class, may be taken by written consent.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to remove the renunciation of the corporate opportunity doctrine in the Existing Charter.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then another state or federal court located within the State of Delaware) shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the Delaware General Corporation Law, as amended, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Proposed Charter or the Proposed Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law; provided, however, that the foregoing will not apply to any causes of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to change the Company’s corporate name to ‘Mobix Labs, Inc.’”

Vote Required for Approval

Approval of each Advisory Governance Proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Advisory Governance Proposals.

The Transaction is not conditioned upon the approval of the Advisory Governance Proposals.

As discussed above, a vote to approve each of the Advisory Governance Proposals is an advisory vote and, therefore, is not binding on Chavant, Mobix Labs or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, Chavant and Mobix Labs intend that the Proposed Charter and Amendment, in the form attached to this proxy statement/prospectus as Annex B-1 and Annex B-3 and containing the provisions noted above, will govern following the Closing of the Transaction, assuming approval of the Condition Precedent Proposals.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT CHAVANT’S SHAREHOLDERS VOTE “FOR” THE ADVISORY GOVERNANCE PROPOSALS.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

PROPOSAL NO. 5 — THE NASDAQ PROPOSAL

In connection with the Transaction, we intend to effect the issuance of (1) up to 23.5 million shares of Common Stock to the equityholders of Mobix Labs to be allocated between shares of Class A Common Stock and Class B Common Stock and up to 3,500,000 Earnout Shares, (2) up to 3,000,000 additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities, and (3) up to 4,285,714 shares of Class A Common Stock to the PIPE Investor in the PIPE Private Placement, including up to 1,285,714 Make-Whole Shares.

Why Chavant Needs Shareholder Approval

Chavant is seeking shareholder approval of the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant.

Chavant currently has 2,778,912 Ordinary Shares issued and outstanding. The 3,000,000 shares of Class A Common Stock Chavant anticipates issuing in connection with the PIPE Private Placement, together with the shares of Class A Common Stock and Class B Common Stock to be issued to the equityholders of Mobix Labs, will (1) constitute more than 20% of Chavant’s then outstanding shares and (2) will constitute a change of control of Chavant. Chavant is required to obtain shareholder approval of such issuances pursuant to Nasdaq Listing Rules 5635(a) and (b).

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, for purposes of complying with applicable listing rules of The Nasdaq Capital Market, that the issuance in accordance with the Business Combination Agreement and the PIPE Subscription Agreement of up to 23,500,000 shares of Common Stock to certain Mobix Labs equityholders to be allocated between shares of Class A Common Stock and Class B Common Stock plus up to 3,000,000 shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities, up to 3,500,000 shares of Class A Common Stock to be issued as Earnout Shares to certain Mobix Labs equityholders, and up to 4,285,714 shares of Class A Common Stock to be issued to the PIPE Investor, including up to 1,285,714 Make-Whole Shares, be confirmed, ratified and approved in all respects.”

Vote Required for Approval

If any of the Transaction Proposal, the Domestication Proposal or the Organizational Documents Proposal is not approved, the Nasdaq Proposal will not be presented at the Special Meeting. The approval of the Nasdaq Proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Nasdaq Proposal.

The Transaction is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Transaction is not consummated for any reason including if any other Condition Precedent Proposal is not approved at the Special Meeting, the actions contemplated by the Nasdaq Proposal will not be effected.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Recommendation of the Chavant Board of Directors

CHAVANT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE EQUITY INCENTIVE PLAN PROPOSAL

Overview

In this Equity Incentive Plan Proposal, Chavant is seeking shareholder approval of the Mobix Labs, Inc. 2023 Equity Incentive Plan. The Chavant Board intends to approve the 2023 Equity Incentive Plan prior to, and subject to shareholder approval at, the Special Meeting. If the 2023 Equity Incentive Plan is approved by Chavant’s shareholders, the 2023 Equity Incentive Plan will become effective on the Closing Date. If the 2023 Equity Incentive Plan is not approved by Chavant’s shareholders, it will not become effective and no stock awards will be granted thereunder. The 2023 Equity Incentive Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the 2023 Equity Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex D.

The 2023 Equity Incentive Plan is intended to replace each of the Mobix Labs, Inc. 2022 Incentive Compensation Plan, the Mobix Labs, Inc. 2020 Key Employee Equity Incentive Plan and the Mobix Labs, Inc. 2020 Equity Incentive Plan (collectively, the “Prior Plans”). Following the Closing, no additional stock awards will be granted under the Prior Plans, although all outstanding stock awards granted under the Prior Plans immediately prior to the Closing will be assumed by New Mobix Labs and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Prior Plans.

Reasons to Approve the 2023 Equity Incentive Plan

The purpose of the 2023 Equity Incentive Plan is to enhance New Mobix Labs’ ability to attract, retain and incentivize employees, independent contractors and directors and promote the success of its business. The Chavant Board anticipates that equity compensation will be a vital element of New Mobix Labs’ compensation program and believes that the ability to grant stock awards at competitive levels is in the best interest of New Mobix Labs and its stockholders. The Chavant Board believes the 2023 Equity Incentive Plan is critical in enabling New Mobix Labs to grant stock awards as an incentive and retention tool as New Mobix Labs continues to compete for talent.

Approval of the 2023 Equity Incentive Plan by Chavant’s shareholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and to allow the grant of incentive stock options under the 2023 Equity Incentive Plan. If the 2023 Equity Incentive Plan is approved by Chavant’s shareholders, the 2023 Equity Incentive Plan will become effective as of the Closing and New Mobix Labs will register the necessary shares of Class A Common Stock on a Registration Statement on Form S-8. Approval of the 2023 Equity Incentive Plan is a condition to closing of the Transaction under the Business Combination Agreement.

Description of the Mobix Labs, Inc. 2023 Equity Incentive Plan

Set forth below is a summary of the material features of the 2023 Equity Incentive Plan. The 2023 Equity Incentive Plan is set forth in its entirety as Annex D to this proxy statement/prospectus, and all descriptions of the 2023 Equity Incentive Plan contained in this Equity Incentive Plan Proposal are qualified by reference to Annex D.

Purpose

The 2023 Equity Incentive Plan is intended to (i) attract and retain the best available personnel to ensure New Mobix Labs’ success and accomplish its goals; (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with New Mobix Labs’ stockholders, and (iii) promote the success of New Mobix Labs’ business.

Types of Stock Awards

The 2023 Equity Incentive Plan permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”) stock bonus awards, and other stock-based awards (all such types of awards, collectively, “stock awards”), as well as the grant of dividend equivalents.

Share Reserve

Number of Shares

Subject to adjustments as set forth in the 2023 Equity Incentive Plan, the maximum aggregate number of shares of New Mobix Labs Class A Common Stock that may be issued under the 2023 Equity Incentive Plan will be equal to 10% of the total number of shares of Class A Common Stock issued and outstanding immediately following the Effective Time. The shares may be authorized, but unissued, or reacquired New Mobix Labs Class A Common Stock. Furthermore, subject to adjustments as set forth in the 2023 Equity Incentive Plan, in no event shall the maximum aggregate number of shares that may be issued under the 2023 Equity Incentive Plan pursuant to incentive stock options exceed 10% of the total number of shares of Class A Common Stock issued and outstanding immediately following the Effective Time.

The number of shares available for issuance under the 2023 Equity Incentive Plan will be increased on the first day of each fiscal year beginning with the 2024 fiscal year through and including the first day of the 2033 fiscal year, in each case, in an amount equal to the lesser of (a) 5% of the total number of shares of New Mobix Labs Class A Common Stock that are issued and outstanding on the first day of the applicable fiscal year, and (b) such smaller number of shares determined by New Mobix Labs’ board of directors (for purposes of this Equity Incentive Plan Proposal, the “Board”).

Lapsed Awards

To the extent a stock award expires or is forfeited or becomes unexercisable for any reason without having been exercised in full, the unissued shares that were subject thereto shall, unless the 2023 Equity Incentive Plan shall have been terminated, continue to be available under the 2023 Equity Incentive Plan for issuance pursuant to future stock awards. In addition, any shares which are retained by New Mobix Labs upon exercise of a stock award in order to satisfy the exercise or purchase price for such stock award or any withholding taxes due with respect to such stock award shall not be treated as issued and shall continue to be available under the 2023 Equity Incentive Plan for issuance pursuant to future stock awards. Shares issued under the 2023 Equity Incentive Plan and later forfeited to New Mobix Labs due to the failure to vest or repurchased by New Mobix Labs at the original purchase price paid to New Mobix Labs for the shares (including without limitation upon forfeiture to or repurchase by New Mobix Labs in connection with a participant ceasing to be a service provider) shall again be available for future grant under the 2023 Equity Incentive Plan. To the extent a stock award under the 2023 Equity Incentive Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2023 Equity Incentive Plan.

To the extent any SPAC Option or SPAC RSU (as each term is defined in the Business Combination Agreement) expires or is forfeited or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an exchange program, the unissued shares that were subject thereto shall, unless the 2023 Equity Incentive Plan shall have been terminated, become available under the 2023 Equity Incentive Plan for issuance pursuant to future awards.

Assumption or Substitution of Awards

The Plan Administrator (as defined below), from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (i) assuming such award under the 2023 Equity Incentive Plan or (ii) granting a stock award under the 2023 Equity Incentive Plan in substitution of such other company’s award. In the event the Plan Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of shares issuable upon exercise or settlement of any such stock award will be adjusted appropriately. In the event the Plan Administrator elects to grant a new option in substitution rather than assuming an existing option, such new option may be granted with a similarly adjusted exercise price. Any awards that are assumed or substituted under the 2023 Equity Incentive Plan shall not reduce the number of shares authorized for grant under the 2023 Equity Incentive Plan or authorized for grant to a participant in any fiscal year.

Eligibility

Employees, directors and independent contractors of New Mobix Labs or its affiliates are all eligible to participate in the 2023 Equity Incentive Plan. Incentive stock options may only be granted to employees. Following the Closing, New Mobix Labs is expected to have approximately 43 employees, 8 consultants and 6 non-employee directors who will be eligible to be granted stock awards under the 2023 Equity Incentive Plan.

Administration

The 2023 Equity Incentive Plan will be administered by the Board or a committee thereof, which committee will be constituted to satisfy applicable laws (for purposes of this Equity Incentive Plan Proposal, the “Plan Administrator”). To the extent desirable to qualify transactions under the 2023 Equity Incentive Plan as exempt under Rule 16b-3 of the Exchange Act, the transactions contemplated under the 2023 Equity Incentive Plan will be structured to satisfy the requirements for exemption under Rule 16b-3.

Subject to the terms of the 2023 Equity Incentive Plan, the Plan Administrator has the authority, in its discretion, to (i) determine the fair market value in accordance with the 2023 Equity Incentive Plan; (ii) select the service providers to whom stock awards may be granted under the 2023 Equity Incentive Plan; (iii) determine the type, number and other terms and conditions, not inconsistent with the terms of the 2023 Equity Incentive Plan, of each stock award granted thereunder; (iv) approve forms of stock award agreements for use under the 2023 Equity Incentive Plan; (v) construe and interpret the terms of the 2023 Equity Incentive Plan and stock awards granted pursuant to the 2023 Equity Incentive Plan; (vi) correct any defect, supply any omission or reconcile any inconsistency in the 2023 Equity Incentive Plan, any stock award or any award agreement; (vii) prescribe, amend and rescind rules and regulations relating to the 2023 Equity Incentive Plan; (viii) modify or amend each stock award (subject to the terms of the 2023 Equity Incentive Plan and compliance with applicable laws); (ix) adjust performance goals to take into account changes in applicable laws or in accounting or tax rules, or such other extraordinary, unforeseeable, nonrecurring or infrequently occurring events or circumstances as the Plan Administrator deems necessary or appropriate to avoid windfalls or hardships; (x) determine the form and timing of payment upon exercise of an option or other award (subject to the applicable award agreement, terms of the 2023 Equity Incentive Plan and in compliance with applicable laws); (xi) allow participants to satisfy tax withholding obligations in such manner as prescribed in the 2023 Equity Incentive Plan; (xii) authorize any person to execute on New Mobix Labs’ behalf any instrument required to give effect to the grant of a stock award previously granted by the Plan Administrator; (xiii) allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under a stock award; and (xiv) make all other determinations deemed necessary or advisable for administering the 2023 Equity Incentive Plan.

To the extent permitted by applicable law, the Plan Administrator, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the 2023 Equity Incentive Plan to one or more of New Mobix Labs’ directors or officers.

The Plan Administrator will, in its sole discretion, determine the performance goals, if any, applicable to any stock award (including any adjustment(s) thereto that will be applied in determining the achievement of such performance goals) during the applicable performance period. The performance goals may differ from participant to participant and from stock award to stock award. The Plan Administrator shall determine and approve the extent to which such performance goals have been timely achieved and the extent to which the shares subject to such stock award have thereby been earned. Please refer to the discussion below under “— Performance Goals” for more information.

Stock awards granted to participants who are insiders subject to Section 16 of the Exchange Act must be approved by two or more “non-employee directors” of the Board (as defined in the regulations promulgated under Section 16 of the Exchange Act).

Stock Options

Each stock option will be designated in the stock award agreement as either an incentive stock option (which is entitled to potentially favorable tax treatment) or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year exceeds $100,000, such stock options will be treated as nonstatutory stock options. Incentive stock options may only be granted to employees.

The term of each stock option will be stated in the stock award agreement. In the case of an incentive stock option, the term will be 10 years from the date of grant or such shorter term as may be provided in the stock award agreement. Moreover, in the case of an incentive stock option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of New Mobix Labs capital stock or the stock of any parent or subsidiary of New Mobix Labs, the term of the incentive stock option will be 5 years from the date of grant or such shorter term as may be provided in the stock award agreement.

The per share exercise price for the shares to be issued pursuant to exercise of a stock option will be determined by the Plan Administrator, subject to the following: in the case of an incentive stock option (i) granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of New Mobix Labs’

capital stock or the stock of any parent or subsidiary of New Mobix Labs, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant; and (ii) granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, stock options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to a corporate reorganization, liquidation, etc., described in Section 424(a) of the Code.

At the time a stock option is granted, the Plan Administrator will fix the period within which the stock option may vest and/or be exercised and will determine any conditions that must be satisfied before the stock option may vest and/or be exercised. A stock option will vest and/or become exercisable at such time, and upon such terms, as are determined by the Plan Administrator, which may include completion of a specified period of service with New Mobix Labs or one of its affiliates and/or based on the achievement of performance goals during a performance period as set out in advance in the participant’s award agreement. If a stock option vests and/or becomes exercisable based on the satisfaction of performance goals, then the Plan Administrator will: (x) determine the nature, length and starting date of any performance period; (y) select the performance goals to be used to measure the performance; and (z) determine what additional conditions, if any, should apply. Please refer to the discussion below under “— Performance Goals” for more information. The Plan Administrator will also determine the acceptable form of consideration for exercising a stock option, including the method of payment.

In the absence of a specified time in the stock option agreement, the stock option will remain exercisable for 12 months following a termination for death or disability, and 3 months following a termination for any other reason other than “Cause” (as defined in the 2023 Equity Incentive Plan), but in no event later than the expiration of the term of such stock option. If a participant ceases to be a service provider for Cause, the participant may exercise his or her stock option within such period of time as is specified in the stock award agreement or, if there is no specified time in the stock option agreement, any outstanding stock option (including any vested portion thereof) held by a participant shall immediately terminate in its entirety upon the participant being first notified of his or her termination for Cause.

Stock Appreciation Rights (SARs)

The Plan Administrator will determine the terms and conditions of each SAR, provided that the exercise price for each SAR will be no less than 100% of the fair market value of the underlying shares of New Mobix Labs Class A Common Stock on the date of grant. A SAR will vest and/or become exercisable at such time, and upon such terms, as are determined by the Plan Administrator, which may include completion of a specified period of service with New Mobix Labs or one of its affiliates and/or based on the achievement of performance goals during a performance period as set out in advance in the participant’s award agreement. If a SAR vests and/or becomes exercisable based on the satisfaction of performance goals, then the Plan Administrator will: (x) determine the nature, length and starting date of any performance period; (y) select the performance goals to be used to measure the performance; and (z) determine what additional conditions, if any, should apply. Please refer to the discussion below under “— Performance Goals” for more information. Upon exercise of a SAR, a participant will receive payment from New Mobix Labs in an amount determined by multiplying the difference between the fair market value of a share on the date of exercise over the exercise price by the number of shares with respect to which the SAR is exercised. SARs may be paid in cash or shares of Class A Common Stock, as determined by the Plan Administrator. SARs are exercisable at the times and on the terms established by the Plan Administrator.

Restricted Stock and RSUs

Restricted stock awards are grants of shares of New Mobix Labs Class A Common Stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the Plan Administrator. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of New Mobix Labs common stock. RSUs will vest at such time, and upon such terms, as are determined by the Plan Administrator, which may include upon the completion of a specified period of service with New Mobix Labs or one of its affiliates and/or based on the achievement of performance goals during a performance period as set out in advance in the participant’s award agreement. If the unvested shares of restricted stock or RSUs are being earned upon the satisfaction of performance goals, then the Plan Administrator will: (x) determine the nature, length and starting date of any performance period; (y) select the performance goals to be used to measure the performance; and (z) determine what additional conditions, if any, should apply.

In determining whether restricted stock or RSUs should be granted, and/or the vesting schedule and other terms applicable to such a stock award, the Plan Administrator may impose whatever conditions as it determines to be appropriate. For example, the

Plan Administrator may determine to grant restricted stock or RSUs only if performance goals established by the Plan Administrator are satisfied. Any performance goals may be applied on a company-wide or an individual business unit basis, as determined by the Plan Administrator. Please refer to the discussion below under “— Performance Goals” for more information.

Unless the Plan Administrator determines otherwise, during the period of restriction, participants holding restricted stock may exercise full voting rights and will be entitled to receive all dividends and other distributions paid, in each case with respect to such shares and, if any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the restricted stock with respect to which they were paid.

Participants holding RSUs will hold no voting rights by virtue of such RSUs. The Plan Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof. Absent a contrary provision in an award agreement, such dividend equivalents shall be subject to the same terms, restrictions and risk of forfeiture as the RSUs with respect to which the dividends accrue and shall not be settled unless and until the related RSUs have vested and been earned.

Stock Bonus Awards

A stock bonus award is an award of shares to an eligible person without a purchase price that is not subject to any restrictions. All stock bonus awards may, but are not required to, be made pursuant to an award agreement. The Plan Administrator will determine the number of shares to be awarded to the participant under a stock bonus award and any other terms applicable to such stock bonus award. Payment of a stock bonus award will be made upon the date(s) determined by the Plan Administrator and set forth in the award agreement. Payment may be made in the form of cash, whole shares, or a combination thereof, based on the fair market value of the shares subject to the stock bonus award on the date of payment, as determined in the sole discretion of the Plan Administrator.

Performance Goals

The Plan Administrator in its discretion may make performance goals applicable to a participant with respect to a stock award. In the Plan Administrator’s discretion, one or more of the following performance goals may apply: (i) earnings per share; (ii) revenues or margins; (iii) cash flow (including operating cash flow, free cash flow, discounted return on investment, and cash flow in excess of cost of capital); (iv) operating margin; (v) return on net assets, investment, capital, or equity; (vi) economic value added; (vii) direct contribution; (viii) net income; pretax earnings; earnings before all or some of the following items: interest, taxes, depreciation, amortization, stock-based compensation, ASC 718 expense, or any extraordinary or special items; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of New Mobix Labs; (ix) working capital; (x) management of fixed costs or variable costs; (xi) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (xii) total stockholder return; (xiii) debt reduction; (xiv) market share; (xv) entry into new markets, either geographically or by business unit; (xvi) customer retention and satisfaction; (xvii) strategic plan development and implementation, including turnaround plans; and (xviii) the fair market value of a share. Stock awards issued to participants may take into account other criteria (including subjective criteria).

Outside Director Limitations

Stock awards granted during a single fiscal year under the 2023 Equity Incentive Plan or otherwise, taken together with any cash fees paid during such fiscal year for services on the Board, shall not exceed $750,000 in total value for any non-employee director (“Outside Director”). Stock awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was an independent contractor but not an Outside Director will not count for purposes of these limitations.

Leaves of Absence / Transfer Between Locations

The Plan Administrator has the discretion to determine at any time whether and to what extent the vesting of stock awards shall be suspended during any leave of absence; provided that in the absence of such determination, vesting of stock awards will continue during any paid leave and will be suspended during any unpaid leave (unless otherwise required by applicable laws). A participant will not cease to be an employee in the case of (i) any leave of absence approved by the participant’s employer or (ii) transfers between New Mobix Labs’ locations or between New Mobix Labs and any of its subsidiaries. If an employee holds an incentive stock option and such leave exceeds 3 months then, for purposes of incentive stock option status only, such employee’s service as an employee shall be deemed terminated on the first day following such 3-month period and the incentive stock option shall thereafter automatically be treated for tax purposes as a nonstatutory stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written company policy.

Nontransferability of Stock Awards

Unless determined otherwise by the Plan Administrator, a stock award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. If the Plan Administrator makes a stock award transferable, such stock award will contain such additional terms and conditions as the Plan Administrator deems appropriate; provided, however, that in no event may any stock award be transferred for consideration to a third-party financial institution.

Recoupment Policy

The Plan Administrator may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to a stock award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of a stock award. Notwithstanding any provisions to the contrary under the 2023 Equity Incentive Plan, a stock award granted under the 2023 Equity Incentive Plan shall be subject to New Mobix Labs’ clawback policy as may be established and/or amended from time to time. The Plan Administrator may require a participant to forfeit or return to and/or reimburse New Mobix Labs for all or a portion of the stock award and/or shares issued under the stock award, any amounts paid under, or benefits provided pursuant to, the stock award, and any payments or proceeds paid or provided upon disposition of the shares issued under the stock award, pursuant to the terms of such company policy or as necessary or appropriate to comply with applicable laws.

Adjustment

In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of New Mobix Labs Class A Common Stock or other securities of New Mobix Labs or other significant corporate transaction, or other change affecting the New Mobix Labs common stock occurs, the Plan Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the 2023 Equity Incentive Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the 2023 Equity Incentive Plan and/or the number, class, kind and price of securities covered by each outstanding stock award; provided that all such adjustment will be made in a manner that does not result in taxation under Section 409A of the Code.

Corporate Transaction

In the event of (i) a transfer of all or substantially all of New Mobix Labs’ assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of New Mobix Labs with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner directly or indirectly, of more than 50% of New Mobix Labs’ then-outstanding capital stock or (iv) a change in control (as defined below), each outstanding stock award (vested or unvested) will be treated as the Plan Administrator determines, which determination may provide for one or more of the following: (a) the continuation of such outstanding stock awards (if New Mobix Labs is the surviving corporation); (b) the assumption of such outstanding stock awards by the surviving corporation or its parent; (c) the substitution by the surviving corporation or its parent of new stock options or other equity awards for such stock awards; (d) the cancellation of such outstanding stock awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such stock awards as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the shares subject to the stock awards (which payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction, subject to applicable law); (e) the full or partial acceleration of vesting, settlement, payment and/or expiration of such outstanding stock award; (f) the full or partial lapse of forfeiture, repurchase or reacquisition rights with respect to shares previously acquired pursuant to stock awards; or (g) the opportunity for participants to exercise such outstanding stock options and/or SARs prior to the occurrence of the corporate transaction and the termination of such outstanding, unexercised stock options and/or SARs upon the consummation of such corporate transaction for no consideration.

Change in Control

A stock award may be subject to additional acceleration of vesting, settlement, payment and/or expiration upon or after a “change in control” (as defined in the 2023 Equity Incentive Plan) as may be provided in the award agreement for such stock award or as may be provided in any other written agreement between New Mobix Labs or any of its affiliates and the participant, but in the absence of such provision, no such acceleration will occur.

Amendment, Termination and Duration of the 2023 Equity Incentive Plan

If approved by Chavant’s shareholders, the 2023 Equity Incentive Plan will continue in effect for a term of 10 years measured from the date the Chavant Board adopts the 2023 Equity Incentive Plan, unless terminated earlier under the terms of the 2023 Equity Incentive Plan. The Plan Administrator may at any time amend, alter, suspend or terminate the 2023 Equity Incentive Plan.

Material U.S. Federal Tax Aspects

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2023 Equity Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Other kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

A participant who receives a stock option or SAR will not have taxable income upon the grant of the stock option or SAR. For nonstatutory stock options and SARs, the participant will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the shares over the exercise price — the appreciation value — on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year.

The purchase of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except for purposes of the alternative minimum tax. Gain or loss recognized by the participant on a later sale or other disposition of the shares will be capital gain or loss and/or ordinary income depending upon whether the participant holds the shares transferred upon exercise for a specified period. If the shares are held for the specified period, any gain generally will be taxed at long-term capital-gain rates. If the shares are not held for the specified period, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be treated as ordinary income. Any additional gain generally will be taxable at long-term or short-term capital-gain rates, depending on whether the participant held the shares for more than one year after the exercise date.

A participant who receives restricted stock will not have taxable income until vesting unless the participant timely files an election under Section 83(b) of the Code to be taxed at the time of grant. The participant will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any) if no such election is made. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year. If a participant timely files a Section 83(b) election, the participant will recognize ordinary income equal to the fair market value of the shares at the time of purchase or grant less the amount paid for such shares (if any).

A participant who receives RSUs, performance units or performance shares will not have taxable income upon grant of the stock award; instead, the participant will be taxed upon settlement of the stock award. The participant will recognize ordinary income equal to the fair market value of the shares or the amount of cash received by the participant. In addition, Section 409A of the Code imposes certain restrictions on deferred compensation arrangements. Stock awards that are treated as deferred compensation under Section 409A are intended to meet the requirements of this section of the Code.

The Plan Administrator may, at its discretion and pursuant to such procedures as it may specify from time to time, permit a participant to satisfy such withholding or deduction obligations or any other tax-related items, in whole or in part by (without limitation) paying cash, electing to have New Mobix Labs withhold otherwise deliverable cash or shares, or delivering to New Mobix Labs already-owned shares; provided that, unless the Plan Administrator permits otherwise, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. The fair market value of the shares to be withheld or delivered will be determined based on such methodology that New Mobix Labs deems to be reasonable and in accordance with applicable laws.

New Mobix Labs will be entitled to a tax deduction in connection with a stock award under the 2023 Equity Incentive Plan only in an amount equal to the ordinary income realized by the participant and at the time the participant recognizes the income. Section 162(m) of the Code places a limit of $1 million on the amount of compensation that New Mobix Labs may deduct as a business expense in any year with respect to certain of its most highly paid executive officers. While the Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the best interests of New Mobix Labs’ stockholders to maintain flexibility in New Mobix Labs’ approach to executive compensation and to structure a program that New Mobix Labs considers to be the most effective in attracting, motivating and retaining key employees.

Section 162(m) of the Code

In general, Section 162(m) of the Code limits New Mobix Labs’ compensation deduction to $1,000,000 paid in any tax year to any “covered employee” as defined under Section 162(m). Section 162(m) may result in all or a portion of the awards granted under the 2023 Equity Incentive Plan to “covered employees” failing to be deductible to New Mobix Labs for federal income tax purposes.

Section 409A of the Code

Certain types of awards under the 2023 Equity Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2021 Equity Incentive Plan and awards granted under the 2023 Equity Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2023 Equity Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

Except the Post-Closing RSUs, which are expected to be issued under the 2023 Equity Incentive Plan and are described in greater detail below, the 2023 Equity Incentive Plan does not provide for set benefits or amounts of awards, and no stock awards have been approved that are conditioned on stockholder approval of the 2023 Equity Incentive Plan. Additionally, except for the Post-Closing RSUs, no stock awards have been approved under the 2023 Equity Incentive Plan in connection with the Transaction, and all future awards to directors, executive officers, employees and consultants under the 2023 Equity Incentive Plan are discretionary and cannot be determined at this time. The table below sets forth the Post-Closing RSUs that are expected to be granted to certain of Mobix Labs’ officers, directors and employees.

2023 Equity Incentive Plan
Name and Position(1)	Dollar value ($)(2)	Number of Units(3)
Fabrizio Battaglia, Chief Executive Officer and Director	$11,080,000	1,000,000
Keyvan Samini, President, Chief Financial Officer, General Counsel and Director	$11,080,000	1,000,000
Frederick Goerner, Director	$5,540,000	500,000
James Peterson, Director	$5,540,000	500,000
Executive Group (3 persons)	$22,216,000	2,000,000
Non-Executive Director Group (6 persons)	$11,080,000	1,000,000
Non-Executive Officer Employee Group	$22,216,000	2,000,000
(1)	Reflects the directors and executive officers of New Mobix Labs after the Transaction.
(2)	Estimated based on the closing price of $11.08 for Chavant’s ordinary shares on The Nasdaq Capital Market on October 30, 2023.

(3)

Pursuant to the terms of the employment or service agreements, New Mobix Labs will grant Post-Closing RSUs covering the applicable number of shares of Class A Common Stock on the first, second and third anniversaries of the Closing Date, and each of these Post-Closing RSUs will vest on the first anniversary of the applicable grant date, subject to the recipient’s continuous service to New Mobix Labs through the applicable grant dates and vesting dates. See discussions regarding the terms of the employment or service agreements under “Mobix Labs’ Executive Compensation — Post-Transaction Executive Compensation” and “Mobix Labs’ Executive Compensation — Director Compensation”.

Equity Compensation Plan Information

The following table provides information as of September 30, 2023, with respect to the shares of Mobix Labs Common Stock that may be issued under the Prior Plans.

Number of securities
	Number of securities		Weighted average		remaining available for
	to be issued upon		exercise price of		future issuance under equity
	exercise of outstanding		outstanding options,		compensation plans
	options, warrants and		warrants and		(excluding securities
	rights		rights		reflected in column (a))
Plan Category	(a)		(b)		(c)
Equity compensation plans approved by security holders	5,963,840	(1)	$6.36	(2)	11,787,048	(3)
Equity compensation plans not approved by security holders	—		—		—
Total	5,963,840		$6.36		11,787,048
(1)	Consists of Mobix Labs Options and Mobix Labs RSUs granted under the Prior Plans on an as-converted basis assuming an estimated exchange ratio of 0.9752520.
(2)	Represents the weighted-average exercise price of outstanding Mobix Labs Options on an as-converted basis assuming an estimated exchange ratio of 0.9752520.
(3)	Represents the number of securities remaining available for future issuance under the Prior Plans on an as-converted basis assuming an estimate exchange ratio of 0.9752520.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Mobix Labs, Inc. 2023 Equity Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex D, be effective upon the consummation of the Transaction, be and is hereby approved and adopted.”

Vote Required for Approval

If any of the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal or the Nasdaq Proposal is not approved, the Equity Incentive Plan Proposal will not be presented at the Special Meeting. The approval of the Equity Incentive Plan Proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Equity Incentive Plan Proposal.

The Transaction is conditioned upon the approval of the Equity Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Transaction is not consummated for any reason including if any other Condition Precedent Proposal is not approved at the Special Meeting, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the

Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

PROPOSAL NO. 7 — THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

In this Employee Stock Purchase Plan Proposal, Chavant is seeking shareholder approval of the Mobix, Inc. 2023 Employee Stock Purchase Plan. The Chavant Board intends to approve the 2023 Employee Stock Purchase Plan prior to, and subject to shareholder approval at, the Special Meeting. If the 2023 Employee Stock Purchase Plan is approved by Chavant’s shareholders, the 2023 Employee Stock Purchase Plan will become effective on the Closing Date. If the 2023 Employee Stock Purchase Plan is not approved by Chavant’s shareholders, it will not become effective and no shares will be granted thereunder. The 2023 Employee Stock Purchase Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the 2023 Employee Stock Purchase Plan, the form of which is attached to this proxy statement/prospectus as Annex E.

Reasons to Approve the 2023 Employee Stock Purchase Plan

Approval of the 2023 Employee Stock Purchase Plan by Chavant’s shareholders is required in order for the 2023 Employee Stock Purchase Plan to qualify as an “employee stock purchase plan” under Section 423 of the Code. If the 2023 Employee Stock Purchase Plan is approved by Chavant’s shareholders, the 2023 Employee Stock Purchase Plan will become effective as of the Closing and New Mobix Labs will register the necessary shares of New Mobix Labs Class A Common Stock on a Registration Statement on Form S-8. Approval of the 2023 Employee Stock Purchase Plan is a condition to closing of the Transaction under the Business Combination Agreement.

Description of the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan

Set forth below is a summary of the material features of the 2023 Employee Stock Purchase Plan. The 2023 Employee Stock Purchase Plan is set forth in its entirety as Annex E to this proxy statement/prospectus, and all descriptions of the 2023 Employee Stock Purchase Plan contained in this Employee Stock Purchase Plan Proposal are qualified by reference to Annex E.

Purpose

The 2023 Employee Stock Purchase Plan provides a means by which eligible employees and/or eligible service providers of either New Mobix Labs or an affiliate may be given an opportunity to purchase shares of New Mobix Labs Class A Common Stock. The 2023 Employee Stock Purchase Plan permits New Mobix Labs to grant a series of purchase rights to eligible employees and/or eligible service providers. By means of the 2023 Employee Stock Purchase Plan, New Mobix Labs will seek to retain and assist its affiliates in retaining the services of such eligible employees and eligible service providers, to secure and retain the services of new eligible employees and eligible service providers and to provide incentives for such persons to exert maximum efforts for the success of New Mobix Labs and that of its affiliates. Following the Closing, New Mobix Labs is expected to have approximately 43 employees who will be eligible to participate in the 2023 Employee Stock Purchase Plan.

The 2023 Employee Stock Purchase Plan includes two components: a “423 Component” and a “Non-423 Component.” The 423 Component is intended to qualify as an employee stock purchase plan pursuant to Section 423 of the Code. The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation to extend and limit participation in the 2023 Employee Stock Purchase Plan in a uniform and non-discriminating basis. In addition, the 2023 Employee Stock Purchase Plan authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of an employee stock purchase plan under Section 423 of the Code. Except as otherwise provided in the 2023 Employee Stock Purchase Plan or determined by New Mobix Labs’ board of directors (for purposes of this Employee Stock Purchase Plan Proposal, the “Board”), the Non-423 Component will operate and be administered in the same manner as the 423 Component. Eligible employees will be able to participate in the 423 Component or Non-423 Component of the 2023 Employee Stock Purchase Plan. Eligible service providers (who may or may not be eligible employees) will only be able to participate in the Non-423 Component of the 2023 Employee Stock Purchase Plan.

Administration

The Board has the power to delegate administration of the 2023 Employee Stock Purchase Plan to a committee composed of not fewer than one member of the Board. The 2023 Employee Stock Purchase Plan will be administered by the Board or a committee thereof (for purposes of this Employee Stock Purchase Plan Proposal, the “Plan Administrator”). The Plan Administrator has the final power to construe and interpret both the 2023 Employee Stock Purchase Plan and the rights granted under it. The Plan Administrator has the power, subject to the provisions of the 2023 Employee Stock Purchase Plan, to determine when and how rights to purchase New Mobix Labs Class A Common Stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether any employee or other service provider will be eligible to participate in the 2023 Employee Stock Purchase Plan. Whether or not the Board has delegated administration of the 2023 Employee Stock Purchase Plan to a committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the 2023 Employee Stock Purchase Plan.

Stock Subject to Employee Stock Purchase Plan

Subject to adjustments as provided in the 2023 Employee Stock Purchase Plan, the maximum number of shares of New Mobix Labs common stock that may be issued under the 2023 Employee Stock Purchase Plan will be equal to 3% of the total number of shares of New Mobix Labs Class A Common Stock issued and outstanding immediately following the Effective Time, plus the number of shares of New Mobix Labs Class A Common Stock that are automatically added on the first day of each fiscal year beginning with the 2023 fiscal year through and including the first day of the 2032 fiscal year, in each case, in an amount equal to 1% of the total number of shares of New Mobix Labs Class A Common Stock issued and outstanding on the first day of applicable fiscal year, unless the Board determines that there will be no increase in the share reserve or that the increase in the share reserve for the applicable fiscal year will be a lesser number of shares of New Mobix Labs Class A Common Stock than would otherwise occur. If any purchase right granted under the 2023 Employee Stock Purchase Plan terminates without having been exercised in full, the shares of New Mobix Labs Class A Common Stock not purchased under such purchase right will again become available for issuance under the 2023 Employee Stock Purchase Plan.

Offerings

The 2023 Employee Stock Purchase Plan is implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may comprise one or more purchase periods. The maximum length for an offering under the 2023 Employee Stock Purchase Plan is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire shares of New Mobix Labs Class A Common Stock on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of New Mobix Labs Class A Common Stock, subject to certain limitations.

Eligibility

Purchase rights may be granted only to New Mobix Labs’ employees, employees of qualifying related corporations or, solely with respect to the Non-423 Component, employees of an affiliate (other than a qualifying related corporation) or eligible service providers. The Board may provide that employees will not be eligible to be granted purchase rights under the 2023 Employee Stock Purchase Plan if, on the offering date, the employee (i) has not completed at least 2 years of service since the employee’s last hire date (or such lesser period as the Plan Administrator may determine), (ii) customarily works not more than 20 hours per week (or such lesser period as the Plan Administrator may determine), (iii) customarily works not more than 5 months per calendar year (or such lesser period as the Plan Administrator may determine), (iv) is a highly compensated employee within the meaning of the Code, or (v) has not satisfied such other criteria as the Plan Administrator may determine consistent with Section 423 of the Code.

No employee will be eligible for the grant of any purchase rights if, immediately thereafter, such employee owns stock possessing 5% or more of the total combined voting power or value of all classes of New Mobix Labs’ capital stock or the stock of any related corporation. An eligible employee may be granted purchase rights only if such purchase rights, together with any other rights granted under all of New Mobix Labs’ and any related corporations’ employee stock purchase plans, do not permit such eligible employee’s rights to purchase stock to accrue in excess of $25,000 worth of stock in any calendar year.

Participation in the 2023 Employee Stock Purchase Plan

On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the 2023 Employee Stock Purchase Plan, will be granted a purchase right to purchase up to that number of shares of New Mobix Labs common stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Plan Administrator; provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s earnings during the period that begins on the offering date (or such later date as the Plan Administrator determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering.

Purchase Price

The purchase price of shares of New Mobix Labs Class A Common Stock acquired pursuant to purchase rights will be not less than the lesser of (i) 85% of the fair market value of the shares of New Mobix Labs Class A Common Stock on the offering date; or (ii) 85% of the fair market value of the shares of New Mobix Labs Class A Common Stock on the applicable purchase date (i.e., the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the period of the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the 2023 Employee Stock Purchase Plan and deposited with New Mobix Labs’ general funds. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner directed by New Mobix Labs or its designee.

Purchase of Stock

The Board will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of New Mobix Labs Class A Common Stock will be purchased in accordance with such offering. In connection with each offering, the Plan Administrator may specify a maximum number of shares of New Mobix Labs Class A Common Stock that may be purchased by any participant or all participants. If the aggregate purchase of shares of New Mobix Labs Class A Common Stock issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares of New Mobix Labs Class A Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

Withdrawal

During an offering, a participant may cease making contributions and withdraw from the offering by delivering a withdrawal form to the Plan Administrator. New Mobix Labs may impose a deadline before a purchase date for withdrawing. On such withdrawal, such participant’s purchase right in that offering will immediately terminate and New Mobix Labs will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions without interest (except as required by applicable law) and such participant’s purchase right in that offering will then terminate. A participant’s withdrawal from that offering will have no effect on his or her eligibility to participate in any other offerings under the 2023 Employee Stock Purchase Plan, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.

Restart

To the extent more than one purchase period is provided during an offering, the Plan Administrator will have the discretion to structure such offering so that if the fair market value of a share on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share on the offering date for that offering, then (i) that offering will terminate as of the purchase date specified with respect to such purchase period, after giving effect to such purchase on the applicable purchase date, (ii) all contribution amounts not applied to the purchase of shares after giving effect to such purchase on the applicable purchase date will be refunded to the applicable participants and (iii) the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new offering period and purchase period.

Termination of Employment

Purchase rights granted pursuant to any offering under the 2023 Employee Stock Purchase Plan will terminate immediately if the participant is either (i) no longer an eligible employee or eligible service provider for any reason or for no reason, or (ii) otherwise no longer eligible to participate. New Mobix Labs will have the exclusive discretion to determine when participant is no longer actively providing services and the date of the termination of employment or service for purposes of the 2023 Employee Stock Purchase Plan. As soon as practicable, New Mobix Labs will distribute to such individual all of his or her accumulated but unused contributions without interest (except as required by applicable law).

Leave of Absence

An employee will not be deemed to have terminated employment or failed to remain in the continuous employ of New Mobix Labs or of a designated related corporation in the case of sick leave, military leave, or any other leave of absence approved by New Mobix Labs; provided that such leave is for a period of not more than 3 months or reemployment upon the expiration of such leave is guaranteed by contract or statute. New Mobix Labs will have sole discretion to determine whether a participant has terminated employment and the effective date on which the participant terminated employment, regardless of any notice period or garden leave required under applicable laws.

Employment Transfers

Unless otherwise determined by the Board, a participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between New Mobix Labs and a designated related corporation or between designated related corporations will not be treated as having terminated employment for purposes of participating in the 2023 Employee Stock Purchase Plan or an offering; however, if a participant transfers from an offering under the 423 Component to an offering under the Non-423 Component, the exercise of the participant’s purchase right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a participant transfers from an offering under the Non-423 Component to an offering under the 423 Component, the exercise of the purchase right will remain non-qualified under the Non-423 Component. In the event that a participant’s purchase right is terminated under the 2023 Employee Stock Purchase Plan, New Mobix Labs will distribute as soon as practicable to such individual all of his or her accumulated but unused contributions without interest (except as required by applicable law).

Restrictions on Transfer

During a participant’s lifetime, purchase rights will be exercisable only by such participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if New Mobix Labs so permits, by a beneficiary designation.

Exercise of Purchase Rights

On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares of New Mobix Labs Class A Common Stock, up to the maximum number of shares of New Mobix Labs Class A Common Stock permitted by the 2023 Employee Stock Purchase Plan and the applicable offering, at the purchase price specified in the offering. Unless otherwise specified in the offering, no fractional shares will be issued and, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares of New Mobix Labs Class A Common Stock on the final purchase date in an offering, such remaining amount will roll over to the next offering.

No purchase rights may be exercised to any extent unless and until the shares of New Mobix Labs Class A Common Stock to be issued on such exercise under the 2023 Employee Stock Purchase Plan are covered by an effective registration statement pursuant to the Securities Act and the 2023 Employee Stock Purchase Plan is in material compliance with all applicable laws applicable to the 2023 Employee Stock Purchase Plan. If, on the purchase date, as delayed to the maximum extent permissible, the shares of New Mobix Labs Class A Common Stock are not registered and the 2023 Employee Stock Purchase Plan is not in material compliance with all applicable laws, no purchase rights will be exercised and all accumulated but unused contributions will be distributed as soon as practicable to the participants without interest (except as required by applicable law).

Capitalization Adjustments

In the event of a capitalization adjustment, the Plan Administrator will appropriately and proportionately adjust: (i) the classes and maximum number of securities subject to the 2023 Employee Stock Purchase Plan, (ii) the classes and maximum number of securities by which the share reserve is to increase automatically each year pursuant to the 2023 Employee Stock Purchase Plan, (iii) the classes and number of securities subject to, and the purchase price applicable to, outstanding offerings and purchase rights, and (iv) the classes and number of securities that are the subject of the purchase limits under each ongoing offering.

In the event of a spin-off or similar transaction, the Board may take actions deemed necessary or appropriate in connection with an ongoing offering and subject to compliance with applicable laws (including the assumption of purchase rights under an ongoing offering by the spun-off company, or shortening an offering and scheduling a new purchase date prior to the closing of such transaction). In the absence of any such action by the Board, a participant in an ongoing offering whose employer ceases to qualify as a related corporation as of the closing of a spin-off or similar transaction will be treated in the same manner as if the participant had terminated employment.

Dissolution or Liquidation

In the event of New Mobix Labs’ dissolution or liquidation, the Plan Administrator will shorten any offering then in progress by setting a new purchase date prior to the consummation of such proposed dissolution or liquidation. The Board will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

Amendment, Termination or Suspension of the 2023 Employee Stock Purchase Plan

The Board may amend the 2023 Employee Stock Purchase Plan at any time in any respect the Plan Administrator deems necessary or advisable. However, except with respect to capitalization adjustments described above, stockholder approval will be required for any amendment of the 2023 Employee Stock Purchase Plan for which stockholder approval is required by applicable laws, including any amendment that either (i) increases the number of shares of New Mobix Labs Class A Common Stock available for issuance under the 2023 Employee Stock Purchase Plan, (ii) expands the class of individuals eligible to become participants and receive purchase rights, (iii) materially increases the benefits accruing to participants under the 2023 Employee Stock Purchase Plan or reduces the price at which shares of New Mobix Labs Class A Common Stock may be purchased under the 2023 Employee Stock Purchase Plan, (iv) extends the term of the 2023 Employee Stock Purchase Plan or (v) expands the types of awards available for issuance under the 2023 Employee Stock Purchase Plan, but in each case only to the extent stockholder approval is required by applicable laws.

The Board may suspend or terminate the 2023 Employee Stock Purchase Plan at any time. No purchase rights may be granted under the 2023 Employee Stock Purchase Plan while the 2023 Employee Stock Purchase Plan is suspended or after it is terminated.

Any benefits, privileges, entitlements, and obligations under any outstanding purchase rights granted before an amendment, suspension, or termination of the 2023 Employee Stock Purchase Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to comply with any laws, listing requirements or governmental regulations or (iii) as necessary to obtain or maintain any special tax, listing or regulatory treatment.

Federal Income Tax Information

The following description generally summarizes the U.S. federal income tax consequences that will arise with respect to participation in the 2023 Employee Stock Purchase Plan and with respect to the sale of New Mobix Labs Class A Common Stock acquired under the 2023 Employee Stock Purchase Plan, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or foreign laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the 2023 Employee Stock Purchase Plan should consult their own professional tax advisors concerning tax aspects of rights under the 2023 Employee Stock Purchase Plan. Nothing in this proxy statement/prospectus is written or intended to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. The discussion below concerning tax deductions that may become available to New Mobix Labs under U.S. federal tax law is not intended to imply that New Mobix Labs will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in other countries is complex, does not generally correspond to federal tax laws, and is not covered by the summary below. This summary also assumes that the 423 Component complies with Section 423 of the Code and is based on the tax laws in effect as of the date of this proxy statement/prospectus. Changes to these laws could alter the tax consequences described below.

As described above, the 2023 Employee Stock Purchase Plan has a 423 Component and a Non-423 Component. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the 423 Component or the Non-423 Component.

423 Component

Rights granted under the 423 Component are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code. Under this component, a participant will be taxed on amounts withheld for the purchase of New Mobix Labs Class A Common Stock as if such amounts are actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until disposition of the acquired shares. The taxation upon disposition will depend upon the holding period of the acquired shares:

●	If the stock is disposed of more than two years after the beginning of the offering and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price, or (ii) the excess of the fair market value of the stock as of the beginning of the offering over the purchase price (determined as of the beginning of the offering) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss.
●	If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the purchase date over the purchase price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such purchase date.

Any compensation income that a participant receives upon sale of the New Mobix Labs Class A Common Stock that he or she purchased under the 423 Component is not subject to withholding for income, Medicare or social security taxes. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Non-423 Component

Rights granted under the Non-423 Component are not intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code. Under this component, a participant will have compensation income equal to the value of the New Mobix Labs Class A Common Stock on the day he or she purchases the New Mobix Labs Class A Common Stock, less the purchase price. When a participant sells the New Mobix Labs Class A Common Stock purchased under the 2023 Employee Stock Purchase Plan, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the New Mobix Labs Class A Common Stock on the day he or she purchased the stock. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Any compensation income that a participant receives upon sale of the New Mobix Labs Class A Common Stock that he or she purchased under the Non-423 Component is subject to withholding for income, Medicare and social security taxes, as applicable.

Tax Consequences to New Mobix Labs

If the participant makes a disqualifying disposition of shares purchased under the 2023 Employee Stock Purchase Plan, the excess of the fair market value of the shares on the date of purchase over the purchase price will be treated as ordinary income to the participant at the time of such disposition and New Mobix Labs will be entitled to an income tax deduction for the same amount for New Mobix Labs’ taxable year in which the disposition occurs, although the income tax deduction may be limited by the deductibility of compensation paid to certain of New Mobix Labs’ officers under Section 162(m) of the Code. In no other instance will New Mobix Labs be allowed a deduction with respect to the participant’s disposition of the purchased shares. Any additional gain (or loss) on the disposition will be a capital gain (or loss) to the participant.

New Plan Benefits

Participation in the 2023 Employee Stock Purchase Plan is voluntary and each eligible employee will make his or her own decision whether and to what extent to participate in the 2023 Employee Stock Purchase Plan. It is therefore not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the 2023 Employee Stock Purchase Plan.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan, the form of which is attached to this proxy statement/prospectus as Annex E, to be effective upon the consummation of the Transaction, be and is hereby approved and adopted.”

Vote Required for Approval

If any of the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal or the Equity Incentive Plan Proposal is not approved, the Employee Stock Purchase Plan Proposal will not be presented at the Special Meeting. The approval of the Employee Stock Purchase Plan Proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Employee Stock Purchase Plan Proposal.

The Transaction is not conditioned upon the approval of the Employee Stock Purchase Plan Proposal. Notwithstanding the approval of the Employee Stock Purchase Plan Proposal, if the Transaction is not consummated for any reason including if any Condition Precedent Proposal is not approved at the Special Meeting, the actions contemplated by the Employee Stock Purchase Plan Proposal will not be effected.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

PROPOSAL NO. 8 — THE DIRECTOR ELECTION PROPOSAL

Overview

Pursuant to the Existing Charter, the Board is currently divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term. The Proposed Charter also provides that the New Mobix Labs Board will be divided into three classes, designated as Class I directors, Class II directors and Class III directors. In addition, the Proposed Charter provides that each director will serve until his or her successor will be duly elected at New Mobix Labs’ annual meeting of stockholders held in the third year following the year of their election (subject to the earlier term limits described in the paragraph below) and qualified or until his or her earlier resignation, removal from office, death or incapacity.

Shareholders are being asked to elect eight directors to the Company’s board of directors, effective upon the Closing, with each Class I director having a term that expires at New Mobix Labs’ first annual meeting of stockholders following the Closing, which meeting is expected to be held in 2024, each Class II director having a term that expires at New Mobix Labs’ second annual meeting of stockholders following the Closing, which meeting is expected to be held in 2025, and each Class III director having a term that expires at New Mobix Labs’ third annual meeting of stockholders following the Closing, which meeting is expected to be held in 2026, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal, death or incapacity.

Director Nominees

The Board has nominated each of David Aldrich, Fabrizio Battaglia, Kurt Busch, William Carpou, Frederick Goerner, Dr. Jiong Ma, James Peterson and Keyvan Samini to serve as directors of the Company. Please see the section entitled “Management of New Mobix Labs After the Transaction” for more information on the experience of the nominees.

Resolution to be Voted Upon

The full text of the resolutions to be proposed is as follows:

“RESOLVED, as an ordinary resolution, to elect Fabrizio Battaglia, Kurt Busch and William Carpou to serve as the initial Class I directors until the first annual meeting of the New Mobix Labs stockholders following the Closing, David Aldrich, Frederick Goerner and Keyvan Samini to serve as the initial Class II directors until the second annual meeting of the New Mobix Labs stockholders following the Closing, and Dr. Jiong Ma and James Peterson to serve as the initial Class III director until the third annual meeting of the New Mobix Labs stockholders following the Closing, or until each of their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.”

Vote Required for Approval

If any of the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal or the Equity Incentive Plan Proposal is not approved, the Director Election Proposal will not be presented at the Special Meeting. The approval of the election of each director nominee pursuant to the Director Election Proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Director Election Proposal.

The Transaction is not conditioned upon the approval of the Director Election Proposal. Notwithstanding the approval of the Director Election Proposal, if the Transaction is not consummated for any reason including if any Condition Precedent Proposal is not approved at the Special Meeting, the actions contemplated by the Director Election Proposal will not be effected.

Pursuant to the Sponsor Letter Agreement, the Sponsor and the director and officer holders of Chavant agreed to vote all of their Chavant Ordinary Shares in favor of the Transaction, the Condition Precedent Proposals and all the other proposals the parties deem necessary or desirable to effect the Transaction. In addition, pursuant to a letter agreement with Chavant dated July 19, 2021, the Initial Shareholders agreed to vote all their Ordinary Shares in favor of the Transaction. Chavant expects that the Initial Shareholders will vote their shares in favor of all of the other proposals being presented at the Special Meeting. The Initial Shareholders currently collectively own approximately 72.0% of the outstanding Ordinary Shares.

Recommendation of the Board

THE BOARD RECOMMENDS THAT CHAVANT SHAREHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE EIGHT DIRECTOR NOMINEES TO THE BOARD.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates, if necessary or convenient, either (x) to permit further solicitation and vote of proxies and if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes to approve the Condition Precedent Proposals or (y) to permit withdrawals by Public Shareholders of their elections to redeem their Public Shares or to enable the Sponsor, our directors, officers, advisors or any of their respective affiliates to undertake share purchases or other transactions for the purpose of limiting the number of Public Shares electing to redeem. If the Adjournment Proposal is presented at the Special Meeting, such proposal will be the only proposal presented at the Special Meeting. The Board expects to present the Adjournment Proposal to our shareholders only in the event that (i) there are insufficient votes for, or otherwise in connection with, the approval of the Condition Precedent Proposals, (ii) the Board determines that it is necessary or desirable to adjourn the Special Meeting to permit withdrawals of elections to redeem Public Shares or share purchases or other transactions for the purpose of limiting the number of Public Shares electing to redeem and/or enabling the Minimum Cash Condition to be met or (iii) the Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the Condition Precedent Proposals. In no event will Chavant’s board of directors adjourn the Special Meeting or consummate the Transaction beyond the date by which it may properly do so under Chavant’s Existing Charter and the Cayman Islands Companies Act.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Chavant’s shareholders, Chavant’s Board may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Condition Precedent Proposals or Public Shareholders have elected to redeem an amount of Public Shares such that the Minimum Cash Condition to Closing would not be satisfied.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, either (x) to permit further solicitation and vote of proxies and if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes to approve the Condition Precedent Proposals or (y) to permit withdrawals by Public Shareholders of their elections to redeem their Public Shares or to enable the Sponsor, Chavant’s directors, officers, advisors or any of their respective affiliates to undertake share purchases or other transactions for the purpose of limiting the number of Public Shares electing to redeem, in each case be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Adjournment Proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting and will have no effect on the Adjournment Proposal.

The Transaction is not conditioned upon the approval of the Adjournment Proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT CHAVANT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Chavant’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Chavant and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Chavant’s officers have interests in the Transaction that may conflict with your interests as a shareholder. See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Transaction” for a further discussion of these considerations.

INFORMATION ABOUT MOBIX LABS

Unless the context otherwise requires, all references in this “Information About Mobix Labs” section to “we,” “us,” “Mobix Labs,” “our” and the “Company” refer to Mobix Labs, Inc. prior to the consummation of the Business Combination.

Company Overview

Based in Irvine, California, Mobix Labs is a fabless semiconductor company developing disruptive wireless and connectivity solutions for next generation communication systems, including C-Band and mmWave 5G and high bandwidth cable applications. Our True5G integrated circuits currently in development are designed to deliver significant advantages in performance, efficiency, size and cost. Our True Xero AOCs, which have been in production for several years and were acquired in the Cosemi acquisition, are designed to meet customer needs for high-quality AOC solutions at an affordable price. These innovative technologies are designed for large and rapidly growing markets where there are increasing demands for higher performance communication systems which utilize an expanding mix of both wireless and connectivity technologies.

Mobix Labs was founded with the goal of simplifying the development and maximizing the performance of wireless products by designing and developing high performance, cost-effective and ultra-compact semiconductor components and solutions used for signal processing applications in wireless products. We have developed an extensive intellectual property portfolio comprising patents and trade secrets that are critical to commercializing our semiconductor technology. Leveraging our proprietary technology, we aim for our integrated circuits and components to serve large and rapidly growing markets where we believe there are increasing demands for higher performance wireless communication systems. We are actively pursuing customer engagements with original equipment manufacturers (“OEM”) and original design manufacturers (“ODM”) of wireless products, with the aim of obtaining market acceptance of our technology and solutions through incorporation into the OEMs and ODMs’ wireless applications across a variety of sectors.

In 2021, Mobix Labs completed the acquisition of substantially all the assets, including intellectual property, of Cosemi Technologies, Inc. (“Cosemi”), an Irvine, California-based global supplier of high-speed connectivity solutions. Cosemi’s intellectual property portfolio included a broad range of hybrid AOCs and optical engines that deliver optimal connectivity to a wide range of applications, including home entertainment, gaming, augmented reality and virtual reality (“AR/VR”), video conferencing, medical, mobile devices and monitors, among others. The acquisition of Cosemi was immediately accretive to our cash flow and built the foundation for our current connectivity business. We believe the patented hybrid cable technology and optical chip solutions from Cosemi, along with Mobix Labs’ innovative semiconductor technologies, provide more opportunities in the C-Band and mmWave 5G market as the need for faster, more reliable data transmission becomes ever more apparent, whether it is for the data center, infrastructure, home entertainment or consumer electronics market.

Our leadership team is comprised of industry veterans with prior experience at premier semiconductor and connectivity companies, including Microsemi Corporation (which was acquired by Microchip Technology Inc.), Maxim Integrated Products, Inc. (which was acquired by Analog Devices Inc.), Qorvo Inc., STMicroelectronics, N.V., MaxLinear, Inc., Qualcomm Incorporated, Macom Technology Solutions Holdings, Inc., Skyworks Solutions, Inc. and Texas Instruments Incorporated, and significant experience and insight into growing advanced technology companies and executing strategic acquisitions to accelerate growth. Our world class engineering team, which includes six PhDs, is highly skilled in radio frequency (“RF”), analog and mixed-signal technologies and has prior experience spearheading developing RF solutions that are widely used in existing wireless systems and devices.

Market Overview

Wireless:   The demand for data has exploded with recent advancements in telecommunications technology. The evolution of wireless communications standards has enabled many data intensive applications, such as video streaming, online conferencing and social media. Future applications, including AR/VR, autonomous vehicles, and industrial Internet of Things (“IoT”) sensors, will compound the strain on the current generation of wireless networks, necessitating higher bandwidth and more efficient communication networks.

The next generation of wireless communications, including 5G and beyond, is expected to revolutionize the way data is transferred around the world. With data speeds up to 20 Gb/s coupled with ultra-low latency, or minimal delays in the transmission of data, the potential applications for 5G can be significantly more extensive than for earlier generations of wireless communications.

5G wireless technology uses radio waves on the electromagnetic spectrum that have a broader range of frequencies than earlier generations of wireless technology. Higher frequencies allow greater speeds, though over shorter distances, and 5G technology seeks to use a range of frequencies to enable faster speeds over long distances. The range of frequencies used in 5G wireless technology includes middle bandwidth or C-Band (3-5 GHz) and higher bandwidth, such as milimeter wave, or mmWave (24-49GHz), and beyond. Due to the complexities of the 5G frequencies in C-Band (3-5 GHz) and mmWave (24-49GHz), substantially more complicated systems are required to be deployed to enable 5G wireless technology. 5G devices will need multiple antennas and RF front-end devices in order to work seamlessly. 5G RF front-ends for mobile phones and all other wireless-enabled products will be driven by cost, power efficiency and available space within the unit. As a result, the semiconductor component solutions most desired are expected to be compact, low-cost and highly efficient. We believe that in order to commercialize 5G front-ends for any wireless device successfully, the integrated circuits for 5G front-ends need to be highly integrated and manufactured in high volumes utilizing low-cost and readily available manufacturing processes, such as complementary metal-oxide semiconductor (“CMOS”) technology, to reduce per-unit cost.

In light of the challenges to widely applying 5G wireless technology, the C-Band presents a near-term solution opportunity, and we believe it can be a stepping-stone to mmWave 5G. Because C-Band has longer coverage ranges than mmWave, C-Band small cell and repeater networks can be used as a preinstalled base for future mmWave small cell and repeater networks, which would be deployed over much shorter distances. The combination of C-Band and mmWave 5G working together is expected to enable carriers to provide more stable Gigabit connections over a greater distance than mmWave alone.

Connectivity:   The demand for high bandwidth and low latency connections is expected to extend from wireless to wired connections for many current and next generation applications. Many professional audio/video (“Pro A/V”) systems, such as video conferencing, are capitalizing on the advantages of AOC connections to provide a high bandwidth, uncompressed high-definition signal with low latency over greater distances. We believe the push to include 5G connectivity in the Pro A/V and other markets of mission-critical applications, such as for autonomous vehicles and remote medicine, has already begun and will be a significant opportunity.

Target Markets

We believe we are addressing a large, fast-growing market opportunity. Based on third-party research and industry media sources, our semiconductor and connectivity products and solutions have the potential to address a market opportunity estimated to be over $155 billion in 2022, which is estimated to grow at a compound annual growth rate of over 37% through 2026. This total addressable market includes estimates for 5G, antenna and satellite communications equipment and AOC markets based on data from industry reports. We believe our serviceable addressable market was approximately $73 billion in 2022 and could grow to be $149 billion in 2026, based on Mobix Labs’ management estimates of the end markets within the total addressable market where our technology provides potential product solutions as discussed below.

Infrastructure — With higher frequencies being used for 5G C-Band and mmWave 5G, carriers will need to deploy dense networks of small cells and repeaters in order to maintain coverage and quality of service. In densely populated urban areas with many obstacles and obstructions, small cells or repeaters will need to be installed as closely as every 100 meters. We believe this presents a significant opportunity for Mobix Labs as each small cell and/or repeater will require multiple chips to meet the necessary output power and coverage requirements, and Mobix Labs’ True5G chipset (which can be scaled) is designed to meet this need. Other types of infrastructure equipment, including Fixed Wireless Access (a technology that uses radio waves rather than cables to transmit data between fixed points), Distributed Antenna Systems (systems of separated antennas connected to a common source) and Remote Radio Heads (which are radio transceivers that connect to a base station through a wireless or electrical interface), will also require a high-speed, broadband wireline connections, creating an opportunity for AOCs as well.

Automotive — There is also a group of emerging mission-critical applications that are expected to rely on the low latency capabilities of 5G. For example, self-driving, autonomous vehicles require a reliable, high-bandwidth, high-speed signal with the lowest latency possible to enable communication with other vehicles and networks and decision-making in real-time. The universal frequency coverage of the Mobix Labs’ True5G chipset is designed to allow automotive system suppliers to develop a single SKU solution that can be installed on any car worldwide. Mobix Labs seeks to offer the ability to integrate 5G connectivity to existing systems through working with partners and system integrators for the automotive market. AOC connections are also being explored to provide high-speed, high-bandwidth and electromagnetic interference-free connectivity with low latency and much lighter weight when compared to existing copper cables.

Consumer Premise Equipment (“CPE”) — The high bandwidth and low latency capabilities of 5G technology have created opportunities in many existing and emerging markets beyond the traditional mobile handset and consumer electronics markets being served by 4G LTE. Data intensive applications from mobile high definition 4K and 8K streaming to wireless AR/VR are expected to drive the demand for high-performance, compact and cost-effective solutions that enable next generation connectivity, which creates opportunities for the application of Mobix Labs’ wireless solutions.

Hi-Rel/Military/Aero — High reliability markets, including the U.S. military, have expressed a need for high-speed, reliable and secure communications links for various applications, including the “Connected Soldier” and “Connected Battlefield” in the Internet of Military Things, which includes sensing and computing devices worn by soldiers, embedded in combat suits and helmets. 5G and AOC connectivity utilized in a private network are increasingly expected to allow the military to track, monitor and manage assets in the field in real time, enhancing market demand for high-performance, reliable and cost-effective solutions, which our products are designed to be.

SATCOM — With the release of the Apple iPhone 14 and its announced satellite backup, there is an industry push to converge broadband low earth orbit satellite communications (“LEO SATCOM”) with terrestrial 5G. LEO SATCOM applications can provide lower latency and greater global coverage compared to geosynchronous satellite applications. On the ground terminal side, having a broadband satellite connection as a backup will allow many devices from handsets and laptops to connected cars to have more stable connections. As the world becomes more and more connected, we believe Mobix Labs’ True5G chipset and LEO SATCOM connectivity will be an attractive solution for keeping consumers connected anywhere in the world.

Medical — Ultra-low latency connections in the medical industry are expected ultimately to allow doctors and surgeons to operate and treat patients remotely in true real time without any noticeable lag. Mobix Labs’ True5G with mmWave support is designed to enable these broadband connections with the low latency of 5G. We see opportunities to use Mobix Labs’ AOCs to connect surgical robots and cameras to a remote monitor. AOC technology allows signals to be transferred from the camera to the monitor with a fully uncompressed signal with low latency and be galvanically isolated (i.e., free from electromagnetic interference).

Products

Wireless:   Semiconductor components are the building blocks used in wireless systems and devices. These components are classified as either discrete devices or integrated circuits (also referred to as chips), in which a number of transistors and other elements are combined to form a more complicated electronic circuit. We are developing high-performance RF and mixed-signal semiconductor chips as well as high-performance antenna solutions, which have the potential to be utilized in a variety of products to address next generation wireless applications.

Our True5G chipset will feature a single stock-keeping unit (“SKU”) approach designed to minimize chip count while providing optimum performance over mmWave 5G NR-FR2 (New Radio – Frequency Range 2) bands: n257, n258, n259, n260 and n261. Designed in bulk CMOS, the True5G chipset will feature ultra-broadband coverage in a cost-effective, scalable solution ideally suited for multiple applications, including automotive, small cells, repeaters, access points, industrial IoT, medical and consumer products. The True5G chipset currently comprises of a family of universal frequency converters (which convert power from one frequency to another frequency), synthesizers (which generate audio signals) and beamformers (which focus a wireless signal towards a specific receiving device) that address both C-Band and mmWave 5G frequency bands. These foundational chipset solutions are also designed to be the cornerstone of potential future LEO SATCOM, terahertz and 6G chipset products. 6G is the next generation of wireless communications networks anticipated to be launched in the 2030 timeframe. 6G has similar frequencies to terahertz applications, which use very high frequencies and include applications in medical imaging, scanning and deep space imaging today.

Our True5G chipset solution is currently being developed and tested with certain potential customers. Although we have not yet sold any semiconductor products, we expect to commence sales of the True5G chipset products in the second half of calendar year 2024, subject to our ability to raise additional capital.

Connectivity:   We provide AOCs and related products (which we refer to as connectivity products) that offer the ability to extend high bandwidth signals with ultra-low latency from the wireless portion of a system to the wired portion.

Our True Xero AOCs are designed to deliver fiber optic connectivity at an affordable price for a wide range of applications, including 5G infrastructure, autonomous vehicles, Pro A/V, AR/VR and remote medical systems, among others.

Competitive Strengths

●	Superior, scalable wireless technology. Mobix Labs’ key competitive advantages extend from the fact that our chip designs are based on a CMOS process. Designing high-performance RF and mixed-signal/analog semiconductor chips in CMOS allows for higher levels of integration, which can lead to more compact products in a cost-effective manufacturing process. CMOS-based chips also have excellent thermal performance compared to other compound semiconductor manufacturing processes, such as SiGe (Silicon Germanium) and SOI (Silicon on Insulator). In addition to the challenges associated with the system requirements of 5G, there are multiple frequency bands currently deployed and planned to be deployed worldwide. This creates challenges for OEMs as they traditionally have developed separate designs for each of these frequency bands in each region worldwide. Due to the levels of integration afforded to us by designing in CMOS, we are able to design compact chips with worldwide coverage in a form factor, or physical design specifications, similar to our competitors’ regional products. The True5G chipset from Mobix Labs is a single SKU, scalable chipset that we believe will simplify OEMs’ designs and accelerate their time to market.
●	U.S.-based supplier of connectivity products. The majority of AOC suppliers today are based in China. We believe this creates concerns for certain U.S.-based customers with respect to overall quality and pricing due to global economic tensions and tariffs. Although raw materials used in our products are sourced from China, Mobix Labs is a U.S.-based fabless company with manufacturing relationships in regions outside China, such as Taiwan, and with a focus on performance, quality and customization while maintaining competitive pricing in the AOC market. We believe that being able to provide a high-quality custom or semi-custom AOC solution enables Mobix Labs to serve the evolving needs of mission-critical applications in the automotive, medical and military markets.
●	Extensive patent and trade secret portfolio. We believe our extensive intellectual property portfolio, comprising a combination of existing and pending patents and trade secrets, provides us with a significant competitive advantage. For example, most of our competitors design their chips and solutions based on compound semiconductor processes, such as gallium arsenide or silicon germanium, in order to meet the difficult performance requirements of 5G. The intellectual property and expertise developed at Mobix Labs allow us to meet the difficult system specifications associated with 5G in standard, bulk CMOS processes. CMOS processes are the most widely used processes in the semiconductor industry. We believe that our intellectual property portfolio, as well as our research and development capabilities, enable us to design solutions that can effectively solve our customers’ complex engineering challenges and capitalize on secular growth trends.
●	Industry expertise and networks. We are led by an experienced management team that has extensive and in-depth knowledge and expertise in the semiconductor and connectivity businesses, including in the design of integrated circuits and application specific solutions, sales and engineering support, and strategic mergers and acquisitions. Our board of directors and management team is comprised of individuals with an average of 20 plus years of experience in the wireless and connectivity industry. They are well positioned to analyze the trends of technology development and customer demands and leverage their networks to seek opportunities for Mobix Labs’ business development, market and capital access and growth through mergers and acquisitions.

Company Strategy

●	Accelerate technology development and innovation: Mobix Labs is dedicated to developing innovative semiconductor solutions for next generation telecommunications standards. In this effort, we have developed our proprietary technology to design RF and mixed-signal/analog semiconductor chips based on a CMOS process, which we believe allows us to develop more efficient, cost-effective and compact products and solutions for 5G standards than our competitors. This technology is also designed to be the cornerstone for our potential products for future communication standards, including 6G, enabling us to act quickly to capitalize upon future market opportunities. We have also applied our R&D expertise to providing custom or semi-custom AOC solutions to distinguish ourselves from competitors that compete primarily on pricing terms.
●	Expand into new end markets and geographies:
●	Our semiconductor products and solutions are designed to address high frequency antennas and 5G devices worldwide. According to a report of the Global Mobile Suppliers Association (“GSA”) dated January 2023, GSA has identified 112 operators in 52 countries and territories worldwide that have been investing in public 5G Standalone (“SA”) networks in the form of trials, planned or actual deployments. At least 32 operators in 21 countries and territories are now understood to have launched public 5G SA networks, including two which have soft-launched their 5G SA networks. We believe our products will also have potential to expand into the SATCOM and future markets, including 6G and terahertz.
●	We believe our connectivity products have begun to gain traction in the North American Pro A/V market with opportunities for expansion into medical robotic surgery and other markets. We believe the global distribution and sales channels we have established provide additional opportunities to address several new markets from data centers to emerging 5G applications worldwide.
●	Selectively acquire complementary businesses and technologies: A key component of Mobix Labs’ growth strategy is to continually explore strategic acquisition opportunities that can be accretive in both the short and long term or fill a potential technology gap. Our acquisition of Cosemi in 2021, as discussed above, was an example of this strategy. As another example, Mobix Labs has entered into an agreement with EMI Solutions, an Irvine-based provider of electromagnetic interference filtering products, which has not yet been consummated. EMI Solutions’ high-quality inserts, connectors and modules are being used in a wide variety of military and aerospace applications. Mobix Labs’ management believes that if this acquisition is consummated on the terms agreed by the parties upon satisfaction of the closing conditions, EMI Solutions’ operations can generate new revenue sources for Mobix Labs and provide opportunities for cross-selling to Mobix Labs’ existing and future customers.

Manufacturing and Operations

Wireless:   As a fabless company, we focus on designing and developing intellectual property, products and solutions without the heavy capital investment and operating expenditures associated with operating and maintaining a world-class semiconductor processing facility, or wafer fab. We work with a network of third parties to source raw materials and to manufacture, assemble and test our wireless products.

We currently use Taiwan Semiconductor Manufacturing Company (“TSMC”), a multinational semiconductor contract manufacturing and design company, as the manufacturer of our True5G chipset products based on their 28nm bulk CMOS process. TSMC sources raw materials and manufacture products for us on a purchase order basis, which is customary in the semiconductor industry. The raw materials and components used include semiconductors, copper, aluminum, other metal alloys, and plastics, which are generally available throughout the world. The manufacturing process used by TSMC is available from a variety of other semiconductor fabs around the world. However, given TSMC’s manufacturing capacity, we do not expect to need to engage any other manufacturer for our True5G chipset products in the near term after we commence sales. In times of extreme supply constraints or other unforeseen circumstances affecting supply, we would seek to arrange for manufacturing by another company, such as United Microelectronics Corporation (“UMC”). Any attempt to transition our supply arrangement to one or more other manufacturers would entail significant negotiation and coordination and expense and could lead to delays in production.

Connectivity:   We focus on designing and engineering our connectivity products and solutions. We work with an individual contractor based in China to source most of the raw materials for our connectivity products. The raw materials and components used include optical fibers, electronic components, and other metal and plastic materials, which are generally available throughout the world, with a significant abundance in China. We use manufacturers in regions outside China, such as Taiwan and Vietnam, to manufacture our connectivity products on a purchase order basis. We have experienced a significant reduction in production capacity from our Vietnamese manufacturer beginning in the first half of the calendar year ended December 31, 2023. Although we have shifted production to other manufacturers in Taiwan, we incur costs to do so.

Sales and Marketing

Wireless:   Our go-to-market strategy is intended to provide comprehensive customer coverage through direct sales representatives, semiconductor component distributors and independent sales representative organizations. We currently have two direct sales representatives, including an employee and a contractor. We also maintain a network of distributors and independent sales representative organizations, primarily in the Asia-Pacific area. As is customary in the semiconductor industry, our distributors and independent sales representative organizations may also market other products that compete with ours.

The sales process of semiconductor components and solutions typically commences with identifying and qualifying prospective customers and programs. Component suppliers like Mobix Labs need to collaborate with the prospective customers to work through the design funnel until production of the customers’ products. During this process, component suppliers often provide technical support through the independent sales representative organizations that are concurrently providing pre-sales, post-sales and account management services to bring the customers’ products to market in a timely manner.

We are currently engaged with several top tier OEMs and ODMs that are focused on creating 5G wireless applications for various industries, including communication infrastructure and automotive. The independent sales representative organizations we work with provide lead generation, pre-sales support and customer service to our mutual customers. They also work closely with our marketing and design teams throughout the process of bringing our customers’ products to market. The independent sales representative organizations we work with have deep experience in creating market awareness, building a strong design pipeline and cultivating ongoing customer relationships to drive sales growth for wireless products. Our distributor partners can also provide product fulfillment and global supply chain support for our customers.

Connectivity:   For our connectivity business, we are engaged directly with our customers, which are often suppliers and distributors in the Pro-AV (professional audio-visual) and medical markets. See further information under “Customer Concentration” below. We provide standard and custom solutions to these customers that are marketed under their brand names.

Customer Concentration

To date, although we are engaged with several OEMs and ODMs in incorporating our chipset solutions in their product candidates, we have not received any purchase commitments and expect them to purchase our products on a purchase order basis when we commence sales, which is customary in the semiconductor industry.

We have generated substantially all of our revenues from the sale of our connectivity products since the commencement of our operations. Plantronics B.V., a global provider of video and phone solutions (which has been acquired by HP Inc.), has accounted for 73% and 34% of our net revenue for the years ended September 30, 2022 and 2021, respectively, and 81% of our net revenue for the nine months ended June 30, 2023. Plantronics B.V. purchases our connectivity products on a purchase order basis. See “Risk Factors — Risks Related to Mobix Labs’ Business and Industry — Mobix Labs has historically generated a substantial portion of its revenues from one connectivity customer and expects that it will generate revenue from a limited number of customers in the near future; and the loss of any key customer could have a material adverse effect on its business.”

Competition

Wireless:   The 5G market presents a significant opportunity for many existing and emerging semiconductor companies. Large companies such as Qualcomm Incorporated, NXP Semiconductors, N.V., Qorvo, Inc., Skyworks Solutions, Inc., and Analog Devices Inc. have all offered products to address the RF and mixed-signal portion of the 5G radios for connected devices. There are also a number of smaller companies looking to capitalize on the 5G market as well. These include companies such as Anokiwave, Otava Inc., Movandi Corporation and Mixcomm, which was acquired by Sivers Semiconductors. All of these suppliers offer various levels of integration and performance for these chips, which are based on compound semiconductors or multiple chip modules.

Connectivity:   There are many companies offering different connectivity solutions, including active optical cables, copper passive cables, copper active cables, HDBaseT or pure fiber optic cables. We believe that active optical cables offer advantages, including longer distances, a single cable, plug and play capability and thin, flexible and lightweight design. The majority of competing suppliers of AOCs are based in China and offer solutions that we believe are often perceived in the market as being of lower quality and compete primarily on price.

Many of our competitors and particularly those in the semiconductor industry have greater financial, manufacturing, technical, sales and marketing resources to develop and market products that compete with our products. Some of our competitors may have more advantageous supply or development relationships with our current and potential customers or suppliers.

Research and Development

At our core, Mobix Labs is a technology innovation company. We view our technology as a competitive advantage and devote substantial resources to the research and development of new products. We have committed, and plan to continue to commit, significant resources to technology and product innovation and development. Our world class engineering team has expertise in RF, analog and mixed-signal integrated circuit technologies. The Company is dedicated to R&D from design, test, verification and qualification. As of October 31, 2023, we had a total of 15 employees within our R&D organization representing approximately 47% of our workforce. Our R&D organization includes six PhDs.

Intellectual Property

A key strength of business is our intellectual property portfolio and engineering experience, both of which guide product development activities and our approach to maintaining, protecting and enforcing our intellectual property. We rely on our proprietary technologies, trade secrets and know-how to give us a competitive advantage. We also have a number of intellectual property registrations (including issued patents and trademark registrations), but we do not consider any individual patent, patent family or trademark to be individually material.

Our future success and competitive position depend in part upon our ability to obtain and maintain, protect and enforce our intellectual property and proprietary information. We rely primarily on patent, trademark, trade secret and similar laws, as well as nondisclosure and confidentiality, agreements, international treaties and other methods, to protect our intellectual property and proprietary information. In order to maintain, protect and enforce our intellectual property and proprietary information, we may be required to litigate or arbitrate to enforce our contract and intellectual property rights or to determine the validity and scope of proprietary rights of others.

Due to the competition in the industry in which we operate, there is frequent litigation related to allegations of infringement, misappropriation or other violations of intellectual property rights. From time to time we may receive inquiries from third parties related to their intellectual property rights and may become subject to litigation matters or disputes related to claims that we have infringed, misappropriated or violated their intellectual property rights, particularly as we expand our presence in the market and face increasing competition.

Government Regulations

We are subject to import/export controls, tariffs and other trade-related regulations and restrictions in the countries in which we do business. These controls, tariffs, regulations and restrictions (including those related to, or affected by, United States-China relations, as discussed in “Risk Factors — Risks Related to Mobix Labs’ Business and Industry”) have had, and we believe may continue to have, a material impact on our business, including our ability to manufacture or sell products or source components.

Government regulations are subject to change in the future, and accordingly we are unable to assess the possible effect of compliance with future requirements or whether our compliance with such regulations will materially impact our business, results of operations or financial condition.

Human Capital

Our people are critical to success and the pursuit of our goals and growth strategy. We strive to attract and retain team members who are driven to innovate and who bring diverse perspectives and skills. As of October 31, 2023, we had a total of 32 employees in the United States. Among the 32 employees, 15 of them were primarily engaged in research and development, six of them were primarily engaged in sales and marketing, one of them was primarily engaged in manufacturing, and 10 of them were primarily engaged in general and administrative functions. To address our capital limitations and focus our use of cash on the completion of this transaction, we have reduced headcount and have temporarily furloughed approximately half of our employees on an unpaid basis since the beginning of the fourth fiscal quarter of 2023. The furlough is expected to continue at least through the end of November 2023. None of our employees is covered by a collective bargaining agreement or represented by a labor union. Mobix Labs was named one of 2022’s “Best Places to Work in Orange County” by the Orange County Business Journal, in July 2022. Additionally, we utilize third-party contractors, including engineers, in the United States, Canada, Asia and Australia to supplement our workforce.

Facilities

Our headquarters, consisting of approximately 19,436 square feet of office space in Irvine, California, with ample storage and parking space, is leased through August 2027. We believe that our current facilities are sufficient to support our operations and growth plans and that additional space, if needed, will be available on commercially reasonable terms.

Legal Proceedings

On June 16, 2023, the law firm Rutan & Tucker, LLP (“Rutan”) initiated a lawsuit in Orange County Superior Court in California against Mobix Labs to recover approximately $700,000 in legal fees allegedly owed to Rutan by Cosemi, its former client, which fees were incurred in connection with Mobix Labs' acquisition of Cosemi in 2021. Mobix Labs intends to vigorously defend itself in this litigation and is simultaneously pursuing a separate arbitration against Cosemi. Mobix Labs is unable to predict the final outcome of this matter but does not believe that it will have a material impact on its results of operations or financial position as Mobix Labs has recorded the amount in accounts payable on its condensed balance sheets as of June 30, 2023 and September 30, 2022.

From time to time, we have been, and may continue to be, subject to various claims, lawsuits and other legal and administrative proceedings that arise in the ordinary course of business. Some of these claims, lawsuits and other proceedings may range in complexity and result in substantial uncertainty, damages, fines, penalties, non-monetary sanctions or other relief. However, we do not consider any such claims, lawsuits, or proceedings currently pending, individually or in the aggregate, would be material to our business or likely to result in a material adverse effect on our future operating results, financial condition or cash flows.

Potential Strategic Acquisition of EMI Solutions

On September 26, 2022, Mobix Labs entered into an Agreement and Plan of Merger (the “EMI Merger Agreement”) with Ydens Holdings, LLC (the “EMI Shareholder”), Robert Ydens and Julie Ydens (collectively with EMI Shareholder, the “EMI Shareholder

Parties”). Based in Irvine, California, EMI Solutions is a provider of electromagnetic interference (“EMI”) filters, connectors and modules.

Mobix Labs has not yet completed its acquisition of EMI Solutions. The termination date under the EMI Merger Agreement is March 31, 2023. However, the parties are in negotiations to extend the termination date under the EMI Merger Agreement from March 31, 2023 to January 31, 2024. Mobix Labs will be required to obtain the consent of Chavant for any extension of the termination date or other amendment to the EMI Merger Agreement.

While Mobix Labs expects the EMI Transaction to close in the fourth quarter of calendar year 2023, there can be no assurance that this timeline will be met. Pursuant to the EMI Merger Agreement, the consummation of the EMI Transaction will be subject to conditions including, among others, (i) the approval of the EMI Transaction by the EMI Shareholder, and (ii) the approval of the EMI Transaction by Chavant. If any of these conditions is not met, and those conditions are not waived by the applicable party, the EMI Merger Agreement would be terminated. If the EMI Transaction is consummated prior to the Closing of the Transaction, the aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million to be allocated to certain Mobix Labs equityholders in the Transaction will include shares issued to the EMI Shareholder upon conversion of 964,912 shares of common stock of Mobix Labs to be issued in the EMI Transaction.

MOBIX LABS’ EXECUTIVE COMPENSATION

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Mobix Labs prior to the consummation of the Transaction, and to New Mobix Labs and its subsidiaries after the Transaction. All share counts presented in this section are shown on a pre-Transaction basis.

The following tables and accompanying narrative set forth information about the compensation for Mobix Labs’ fiscal year ended as of September 30, 2023 and 2022 provided to Mobix Labs’ principal executive officer and the other executive officers (other than the principal executive officer) who were serving as executive officers as of September 30, 2023, and who will serve as New Mobix Labs’ executive officers and directors following the Closing. These individuals, and who are referred to in this section as “named executive officers,” and their positions were as follows:

●	Fabrizio Battaglia: Chief Executive Officer and Director
●	Keyvan Samini: President, Chief Financial Officer, General Counsel and Director
●	James Aralis: Chief Technology Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Transaction may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the fiscal year ended September 30, 2022.

SUMMARY COMPENSATION TABLE

						All Other
		Salary	Bonus	Stock Awards	Option Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(2)	($)(3)	($)
Fabrizio Battaglia	2023	390,000	—	—	—	13,050	403,050
Chief Executive Officer and Director	2022	390,000	—	—	—	17,400	407,400
Keyvan Samini	2023	360,000	—	—	—	11,250	371,250
Chief Financial and Operating Officer, General Counsel and Director	2022	360,000	—	—	—	15,000	375,000
James Aralis(4)	2023	192,000	—	—	769	—	192,769
Chief Technology Officer	2022	63,000	—	—	93,954	33,300	190,254
(1)	Amounts reported in the “Stock Awards” column reflect the aggregate grant date fair value of 2,000,000 RSUs awarded to each of Messrs. Battaglia and Samini during the fiscal year ended September 30, 2022 based upon the probable outcome of performance conditions and computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 718. The aggregate grant date fair value of each such RSU award was $0 as achievement of the performance criteria was deemed not probable on the grant date. The value of the RSUs awarded to each of Messrs. Battaglia and Samini assuming achievement of the performance conditions was $13,680,000. See Note 15 to Mobix Labs’ consolidated financial statements included elsewhere in this proxy statement/prospectus regarding assumptions underlying the valuation of equity awards. For further information regarding the RSU grants, as well as their subsequent amendment by the Restricted Stock Unit Term Sheets dated November 15, 2022 and their cancellation in accordance with the cancellation and termination agreements effective as of March 26, 2023, see footnote 4 to the table in the section entitled “— Outstanding Equity Awards at 2023 Fiscal Year-End.”
(2)	Amounts reflect the aggregate grant-date fair value of Mobix Labs Options granted pursuant to the 2020 Key Employee Equity Incentive Plan, as discussed below, during the fiscal year ended September 30, 2022 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named executive officers. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. We provide information regarding the assumptions used to calculate the value of all option awards made to named executive officers in Note 15 to Mobix Labs’ audited financial statements included elsewhere in this proxy statements/prospectus.
(3)	In fiscal 2023, for Messrs. Battaglia and Samini, includes auto and mobile phone allowances. For Mr. Aralis, consists of the aggregate grant-date fair value of Mobix Labs Options granted to Mr. Aralis for service as a member of the board of advisors of Mobix Labs during the fiscal year ended September 30, 2022 prior to May 18, 2022, when he commenced serving as Mobix Labs’ Chief Technology Officer.
(4)	James Aralis commenced serving as Mobix Labs’ Chief Technology Officer as of May 18, 2022.

Narrative Disclosure to Summary Compensation Table

For the fiscal years ended September 30, 2023 and 2022, the compensation program for Mobix Labs’ named executive officers consisted of base salary, cash bonus, equity awards, and certain standard employee benefits.

Employment Agreements

Mr. Battaglia entered into an amended and restated executive employment agreement with Mobix Labs to serve as its Chief Executive Officer, effective as of September 5, 2020 (the “Battaglia Prior Employment Agreement”). Pursuant to the Battaglia Prior Employment Agreement, Mr. Battaglia is entitled to receive a base salary of $390,000 per year and is also eligible to receive performance-based cash bonuses up to 100% of his base salary, the amount and terms of which shall be in the discretion of the Mobix Labs Board. Additionally, on August 11, 2020, Mr. Battaglia was granted stock options to purchase 323,529 shares of Mobix Labs Common Stock.

In connection with the execution of the Business Combination Agreement, on November 15, 2022, Mr. Battaglia entered into a binding Executive Employment Term Sheet with Mobix Labs and Chavant, which amended the Battaglia Prior Employment Agreement. The Executive Employment Term Sheet was subsequently amended with effect from March 26, 2023 (as amended, the “Battaglia Employment Term Sheet”). The parties expect to enter into a new employment agreement pursuant to the Battaglia Employment Term Sheet prior to the Closing, the material terms of which are described below. See “— Post-Transaction Executive Compensation” below.

Mr. Samini entered into an amended and restated executive employment agreement with Mobix Labs to serve as its Chief Financial and Operating Officer, effective as of September 5, 2020 (the “Samini Prior Employment Agreement”). Pursuant to the Samini Prior Employment Agreement, Mr. Samini is entitled to receive a base salary of $360,000 per year and is also eligible to receive performance-based cash bonuses up to 100% of his base salary, the amount and terms of which shall be in the discretion of the Mobix Labs Board. Additionally, on August 11, 2020, Mr. Samini was granted stock options to purchase 323,529 shares of Mobix Labs Common Stock.

In connection with the execution of the Business Combination Agreement, on November 15, 2022, Mr. Samini entered into a binding Executive Employment Term Sheet with Mobix Labs and Chavant, which amended the Samini Prior Employment Agreement. The Executive Employment Term Sheet was subsequently amended with effect from March 26, 2023 (as amended, the “Samini Employment Term Sheet”). The parties expect to enter into a new employment agreement pursuant to the Samini Employment Term Sheet prior to the Closing, the material terms of which are described below. See “— Post-Transaction Executive Compensation” below.

Mr. Aralis entered into an employment agreement with Mobix Labs to serve as its Chief Technology Officer, effective as of May 18, 2022 (the “Aralis Employment Agreement”). Pursuant to his employment agreement, Mr. Aralis is entitled to receive a base salary of $120,000 per year, which is based on one day per week, and any month which exceeds more than four days was compensated at a secondary rate of $2,000 per day.

The narrative below summarizes the payments and benefits that each named executive officer was eligible to receive on an annualized basis for the fiscal years ended September 30, 2023 and 2022 based on the Battaglia Prior Employment Agreement, the Samini Prior Employment Agreement and the Aralis Employment Agreement. See the section below entitled “Post-Transaction Executive Compensation — Executive Employment Arrangements” for additional information about the Battaglia Employment Term Sheet and the Samini Employment Term Sheet.

Base Salary

The base salary for each named executive officer is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance. The annual base salary earned by each of Mobix Labs’ named executive officers for each of the fiscal years ended September 30, 2023 and 2022 is set forth in the summary compensation table above under the column heading “Salary.”

Cash Bonus

For the fiscal years ended September 30, 2023 and 2022, each named executive officer was eligible to participate in a discretionary bonus program established and approved by the Mobix Labs Board. The aggregate bonus earned by each of Mobix Labs’ named executive officers for each of the fiscal years ended September 30, 2023 and 2022 is set forth in the summary compensation table above under the column heading “Bonus.”

Equity Compensation

Although Mobix Labs does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, Mobix Labs believes that equity grants provide its executives with a strong link to its long-term performance, create an ownership culture and help to align the interests of its executives and its stockholders. In addition, Mobix Labs believes that equity grants promote executive retention because they incentivize executive officers to remain in Mobix Labs’ employment during the vesting period. Accordingly, the Mobix Labs Board periodically reviews the equity incentive compensation of its named executive officers and may grant equity incentive awards to them from time to time. On May 5, 2022, the Mobix Labs Board granted the following Mobix Labs RSUs to the following directors and executive officers: (i) James Peterson in the amount of 1,000,000 Mobix Labs RSUs; (ii) Frederick Goerner in the amount of 1,000,000 Mobix Labs RSUs; (iii) Fabrizio Battaglia in the amount of 2,000,000 Mobix Labs RSUs; and (iv) Keyvan Samini in the amount of 2,000,000 Mobix Labs RSUs. For further information regarding the RSU grants, as well as their subsequent amendment by the Restricted Stock Unit Term Sheets dated November 15, 2022 and their cancellation in accordance with the cancellation and termination agreements effective as of March 26, 2023, see footnote 4 to the table in the section entitled “— Outstanding Equity Awards at 2023 Fiscal Year-End.”

Mobix Labs, Inc. 2020 Key Employee Equity Incentive Plan

General.  On August 10, 2020, the Mobix Labs Board originally adopted, and on August 11, 2020, the Mobix Labs Stockholders approved, the Mobix Labs, Inc. 2020 Key Employee Equity Incentive Plan (the “2020 Mobix Key Employee Plan”). The 2020 Mobix Key Employee Plan provides for the grant of incentive stock options to key employees (the “Key Employees”), including: (a) an officer of Mobix Labs whose base compensation is equal to or greater than $250,000; (b) a 5% owner of Mobix Labs; and (c) a 1% owner of Mobix Labs having annual compensation of more than $150,000. The Mobix Labs Board expects to terminate the 2020 Mobix Key Employee Plan effective as of and contingent upon the Closing of the Transaction. Following the Closing, no additional stock awards will be granted under the 2020 Mobix Key Employee Plan, although all outstanding stock awards granted under the 2020 Mobix Key Employee Plan prior to the Closing will be assumed by New Mobix Labs and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2020 Mobix Key Employee Plan.

Share Reserve.  Mobix Labs reserved an aggregate of 1,500,000 shares of Mobix Labs Common Stock under the 2020 Mobix Key Employee Plan. As of September 30, 2022, 1,499,998 shares of Mobix Labs Common Stock were subject to outstanding option awards and 2 shares of Mobix Labs Common Stock remained available for future issuance under the 2020 Mobix Key Employee Plan.

Plan Administration.  The Mobix Labs Board has administered the 2020 Mobix Key Employee Plan.

Types of Awards.  The 2020 Mobix Key Employee Plan provides for the grant of incentive stock options, non-statutory stock options and restricted stock.

Stock Options.  The Mobix Labs Board has discretion to grant incentive or non-statutory stock options under the 2020 Mobix Key Employee Plan. The exercise price per share applicable to such Mobix Labs Options must generally be equal to at least the fair market value per share of Mobix Labs Common Stock on the date of grant. The term of Mobix Labs Options may not exceed ten years; provided, however, that any incentive stock option granted to a Key Employee who owns more than 10% of the total combined voting power of all classes of Mobix Labs Common Stock, or of certain of Mobix Labs’ subsidiary corporations, may not have a term in excess of five years and must have an exercise price per share equal to at least 110% of the fair market value per share of Mobix Labs

Common Stock on the grant date. Subject to the provisions of the 2020 Mobix Key Employee Plan, the Mobix Labs Board has discretion to determine the remaining terms of the Mobix Labs Options including the vesting terms. After the termination of a participant’s service, the participant may only exercise his or her Mobix Labs Options, to the extent vested, for a specified period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the Mobix Labs Options will remain exercisable within such period of time as is specified in the option agreement. In all other cases except for a termination for cause, the Mobix Labs Options will generally remain exercisable for three months following the termination of service. In the event of a termination for cause, the Mobix Labs Options will immediately terminate. However, in no event may a Mobix Labs Options be exercised later than the expiration of its maximum term.

Restricted Stock.  The Mobix Labs Board has discretion to grant restricted stock under the 2020 Mobix Key Employee Plan. Restricted stock are shares of Mobix Labs Common Stock that are issued or sold to a participant pursuant to the 2020 Mobix Key Employee Plan and subject to forfeiture to or repurchase by Mobix Labs under certain circumstances and that are fully vested at grant or that will vest in accordance with terms and conditions established by the Mobix Labs Board, in its sole discretion. The Mobix Labs Board has discretion to determine the number of shares that the participant may receive or purchase, the price to be paid (if any) and the time by which the participant must accept the shares/offer.

Non-transferability of Awards.  Unless the Mobix Labs Board provides otherwise, awards granted under the 2020 Mobix Key Employee Plan are generally not transferable.

Certain Adjustments.  In the event of certain corporate events or changes in Mobix Labs’ capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2020 Mobix Key Employee Plan, the Mobix Labs Board will make adjustments to one or more of the number, kind and class of securities that may be delivered under the 2020 Mobix Key Employee Plan and/or the number, kind, class and price of securities covered by each outstanding award.

Dissolution or Liquidation.  In the event of Mobix Labs’ dissolution or liquidation, each outstanding award will terminate immediately prior to the consummation of such action, unless otherwise determined by the Mobix Labs Board.

Change in Control.  The 2020 Mobix Key Employee Plan provides that in the event of a change in control outstanding awards may be continued, assumed or substituted, cancelled in exchange for payment or cancelled for no consideration as determined by the Mobix Labs Board.

Amendment or Termination.  The Mobix Labs Board may amend or terminate the 2020 Mobix Key Employee Plan at any time, provided such action does not impair the rights or obligations of any participant without his or her consent. In addition, stockholder approval must be obtained to the extent necessary and desirable to comply with applicable laws.

Mobix Labs, Inc. 2020 Equity Incentive Plan

General.  On August 10, 2020, the Mobix Labs Board originally adopted, and on August 11, 2020, the Mobix Labs Stockholders approved, the Mobix Labs, Inc. 2020 Equity Incentive Plan (the “2020 Mobix Labs Plan”). The 2020 Mobix Labs Plan provides for the grant of incentive stock options to Mobix Labs employees (and employees of any parent or majority-owned subsidiary of Mobix Labs), and for the grant of non-statutory stock options and restricted stock to Mobix Labs employees and consultants (and employees and consultants of any parent or majority-owned subsidiary of Mobix Labs). The Mobix Labs Board expects to terminate the 2020 Mobix Labs Plan effective as of and contingent upon the Closing of the Transaction. Following the Closing, no additional stock awards will be granted under the 2020 Mobix Labs Plan, although all outstanding stock awards granted under the 2020 Mobix Labs Plan prior to the Closing will be assumed by New Mobix Labs and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2020 Mobix Labs Plan.

Share Reserve.  Mobix Labs reserved an aggregate of 1,850,000 shares of Mobix Labs Common Stock under the 2020 Mobix Labs Plan. As of September 30, 2022, 1,563,795 shares of Mobix Labs Common Stock were subject to outstanding option awards and 119,539 shares of Mobix Labs Common Stock remained available for future issuance under the 2020 Mobix Plan.

Plan Administration.  The Mobix Labs Board has administered the 2020 Mobix Labs Plan.

Types of Awards.  The 2020 Mobix Labs Plan provides for the grant of incentive stock options, non-statutory stock options and restricted stock.

Stock Options.  The Mobix Labs Board has discretion to grant incentive or non-statutory stock options under the 2020 Mobix Labs Plan, provided that incentive stock options may only be granted to employees. The exercise price per share applicable to such Mobix Labs Options must generally be equal to at least the fair market value per share of Mobix Labs Common Stock on the date of grant. The term of Mobix Labs Options may not exceed ten years; provided, however, that any incentive stock option granted to an employee who owns more than 10% of the total combined voting power of all classes of Mobix Labs Common Stock, or of certain of Mobix Labs’ subsidiary corporations, may not have a term in excess of five years and must have an exercise price per share equal to at least 110% of the fair market value per share of Mobix Labs Common Stock on the grant date. Subject to the provisions of the 2020 Mobix Labs Plan, the Mobix Labs Board has discretion to determine the remaining terms of the Mobix Labs Options such as the vesting terms. After the termination of a participant’s service, the participant may only exercise his or her Mobix Labs Options, to the extent vested, for a specified period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the Mobix Labs Options will remain exercisable for 12 months following the termination of service. In all other cases except for a termination for cause, the Mobix Labs Options will generally remain exercisable for three months following the termination of service. In the event of a termination for cause, the Mobix Labs Options will immediately terminate. However, in no event may a Mobix Labs Options be exercised later than the expiration of its maximum term.

Restricted Stock.  The Mobix Labs Board has discretion to grant restricted stock under the 2020 Mobix Labs Plan. Restricted stock are shares of Mobix Labs Common Stock that are issued or sold to a participant pursuant to the 2020 Mobix Labs Plan and subject to forfeiture to or repurchase by Mobix Labs under certain circumstances and that are fully vested at grant or that will vest in accordance with terms and conditions established by the Mobix Labs Board, in its sole discretion. The Mobix Labs Board has discretion to determine the number of shares that the participant may receive or purchase, the price to be paid (if any) and the time by which the participant must accept the shares/offer.

Non-Transferability of Awards.  Unless the Mobix Labs Board provides otherwise, awards granted under the 2020 Mobix Labs Plan are generally not transferable.

Certain Adjustments.  In the event of certain corporate events or changes in Mobix Labs’ capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2020 Mobix Labs Plan, the Mobix Labs Board will make adjustments to one or more of the number, kind and class of securities that may be delivered under the 2020 Mobix Labs Plan and/or the number, kind, class and price of securities covered by each outstanding award.

Dissolution or Liquidation.  In the event of Mobix Labs’ dissolution or liquidation, each outstanding award will terminate immediately prior to the consummation of such action, unless otherwise determined by the Mobix Labs Board.

Change in Control.  The 2020 Mobix Labs Plan provides that in the event of a change in control outstanding awards will be treated as set forth in the option agreement, or if not set forth therein, they may be continued, assumed or substituted, cancelled in exchange for payment or cancelled for no consideration as determined by the Mobix Labs Board.

Amendment or Termination.  The Mobix Labs Board may amend or terminate the 2020 Mobix Labs Plan at any time, provided such action does not impair the rights or obligations of any participant without his or her consent. In addition, stockholder approval must be obtained to the extent necessary and desirable to comply with applicable laws.

Mobix Labs, Inc. 2022 Incentive Compensation Plan

General.  On May 3, 2022, the Mobix Labs Board adopted, and on May 4, 2022, the Mobix Labs Stockholders approved, the Mobix Labs, Inc. 2022 Equity Incentive Plan (the “2022 Mobix Labs Plan”). The 2022 Mobix Labs Plan provides for the grant of incentive stock options to Mobix Labs’ employees (and employees of any parent or majority-owned subsidiary of Mobix Labs), and for the grant of stock appreciation rights (“SARs”), restricted stock and restricted stock units to Mobix Labs directors, employees and consultants (and employees and consultants of any parent or majority-owned subsidiary of Mobix Labs). The Mobix Labs Board expects to terminate the 2022 Mobix Labs Plan effective as of and contingent upon the Closing of the Transaction. Following the Closing, no additional stock awards will be granted under the 2022 Mobix Labs Plan, although all outstanding stock awards granted under the 2022 Mobix Labs Plan prior to the Closing will be assumed by New Mobix Labs and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2022 Mobix Labs Plan.

Share Reserve.  Mobix Labs reserved an aggregate of 15,000,000 shares of Mobix Labs Common Stock under the 2022 Mobix Labs Plan. As of September 30, 2022, (i) Mobix Labs Options to purchase 2,690,259 shares of Mobix Labs Common Stock were outstanding, (ii) Mobix Labs RSUs representing 10,984,241 shares of Mobix Labs Common Stock were outstanding and (iii) 1,325,500 shares of Mobix Labs Common Stock remained available for future issuance.

Plan Administration.  A committee of the board (the “Committee”) designated by the Mobix Labs Board has administered the 2022 Mobix Labs Plan.

Types of Awards.  The 2022 Mobix Labs Plan provides for the grant of incentive stock options, SARs, restricted stock and restricted stock units.

Stock Options and SARs.  The Committee has discretion to grant incentive stock options and SARs under the 2022 Mobix Labs Plan, provided that incentive stock options may only be granted to employees. The exercise price per share applicable to such Mobix Labs Options must generally be equal to at least the fair market value per share of Mobix Labs Common Stock on the date of grant, The term of Mobix Labs Options may not exceed ten years; provided, however, that any incentive stock option granted to an employee who owns more than 10% of the total combined voting power of all classes of Mobix Labs Common Stock, or of certain of Mobix Labs’ subsidiary corporations, may not have a term in excess of five years and must have an exercise price per share equal to at least 110% of the fair market value per share of Mobix Labs Common Stock on the grant date. Subject to the provisions of the 2022 Mobix Labs Plan, the Committee has discretion to determine the remaining terms of the Mobix Labs Options such as the vesting terms. The term of a stock option or SAR may not be longer than the expiration of its maximum term.

Restricted Stock.  The Committee has discretion to grant restricted stock under the 2022 Mobix Labs Plan. Restricted stock are shares of Mobix Labs Common Stock that are issued or sold to a participant pursuant to the 2022 Mobix Labs Plan and subject to forfeiture to or repurchase by Mobix Labs under certain circumstances and that are fully vested at grant or that will vest in accordance with terms and conditions established by the Committee, in its sole discretion. The Committee has discretion to determine the number of shares that the participant may receive or purchase, the price to be paid (if any) and the time by which the participant must accept the shares/offer.

Restricted Stock Units.  The Committee has discretion to grant Mobix Labs RSUs under the 2022 Stock Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one share of Mobix Labs Common Stock. The Committee, in its discretion, determines whether Mobix Labs RSUs should be granted, the total units granted and/or the vesting terms applicable to such units. Participants holding Mobix Labs RSUs will hold no voting rights by virtue of such Mobix Labs RSUs. The Committee may, in its sole discretion, award dividend equivalents in connection with the grant of Mobix Labs RSUs. Mobix Labs RSUs may be settled in cash, shares of Mobix Labs Common Stock or any combination thereof or in any other form of consideration, as determined by the Committee, in its sole discretion.

Non-Transferability of Awards.  Unless the Committee provides otherwise, awards granted under the 2022 Mobix Labs Plan are generally not transferable.

Certain Adjustments.  In the event of certain corporate events or changes in Mobix Labs’ capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2022 Mobix Labs Plan, the Committee will make adjustments to one or more of the number, kind and class of securities that may be delivered under the 2022 Mobix Labs Plan and/or the number, kind, class and price of securities covered by each outstanding award.

Dissolution or Liquidation.  In the event of Mobix Labs’ dissolution or liquidation, each outstanding award will terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee.

Change in Control.  The 2022 Mobix Labs Plan provides that in the event of a change in control outstanding awards will be treated as set forth in accordance with the agreement effectuating the transaction, or if not set forth therein, they may be continued, assumed or substituted, cancelled in exchange for payment or cancelled for no consideration as determined by the Committee.

Amendment or Termination.  The Committee may amend or terminate the 2022 Mobix Labs Plan at any time, provided such action does not impair the rights or obligations of any participant without his or her consent. In addition, stockholder approval must be obtained to the extent necessary and desirable to comply with applicable laws.

Benefits and Perquisites

In the fiscal years ended September 30, 2023 and 2022, Mobix Labs provided benefits to its named executive officers on the same basis as provided to all of its employees, including medical, dental, vision, life and AD&D, and short- and long-term disability insurance, vacation and paid holidays. The named executive officers are also eligible to participate in Mobix Labs’ 401(k) plan.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table presents, for each of our named executive officers, information regarding outstanding equity awards as of September 30, 2023.

	Option Awards							Stock Awards
		Number of		Number of
		Securities		Securities						Market
		Underlying		Underlying						Value of
		Unexercised		Unexercised				Number of		Securities
		Options		Options		Option	Option	Securities		that Have
	Award	Exercisable		Unexercisable		Exercise	Expiration	that Have		Not
Name	Grant Date	(#)		(#)		Price	Date	Not Vested		Vested(1)
Fabrizio Battaglia	August 11, 2020	205,882	(2)			$0.01
	August 11, 2020	117,647	(3)			$0.01
	May 5, 2022							2,000,000	(4)	$13,680,000
Keyvan Samini	August 11, 2020	205,882	(2)			$0.01
	August 11, 2020	117,647	(3)			$0.01
	May 5, 2022							2,000,000	(4)	$13,680,000
James Aralis	May 1, 2022	10,000			(4)	$6.84
	May 15, 2022	8,889		17,778	(5)	$6.84
	April 15, 2023			183	(6)	$6.84

Note: The numbers of shares in the table above have been adjusted to give effect to the 1:17 reverse stock split on February 5, 2021.

(1)	The market value of a share of Mobix Labs Common Stock on September 30, 2023, was $6.84, as determined by the Mobix Labs Board.
(2)	This Mobix Labs Option covering 205,882 shares of Mobix Labs Common Stock was granted under the Mobix Labs 2020 Key Employee Equity Incentive Plan. This Mobix Labs Option is subject to a 14-month vesting schedule, with 10% of the total shares vesting on January 15, 2021, and 10% of the total shares vesting on each monthly anniversary thereafter, subject to the holder’s continuous service through each vesting date.
(3)	This Mobix Labs Option covering 117,647 shares of Mobix Labs Common Stock was granted under the Mobix Labs 2020 Key Employee Equity Incentive Plan. This Mobix Labs Option is subject to a 14-month vesting schedule, with 10% of the total shares vesting on January 15, 2021, and 10% of the total shares vesting on each monthly anniversary thereafter, subject to the holder’s continuous service through each vesting date.
(4)	This Mobix Labs Option covering 10,000 shares of Mobix Labs Common Stock was granted under the Mobix Labs 2022 Incentive Compensation Plan. This Mobix Labs Option is subject to a one-year vesting schedule, with 40% of the total shares vesting immediately, and 5% of the total shares vesting on each monthly anniversary thereafter, subject to the holder’s continuous service through each vesting date.
(5)	This Mobix Labs Option covering 26,667 shares of Mobix Labs Common Stock was granted on May 18, 2022 under the Mobix Labs 2022 Incentive Compensation Plan. This Mobix Labs Option is subject to a four-year vesting schedule, with one-fourth of the total shares vesting on the annual anniversary of May 18, 2022, and 1/48th of the total shares vesting on each monthly anniversary thereafter, subject to the holder’s continuous service through each vesting date.

(6)	This Mobix Labs Option covering 183 shares of Mobix Labs Common Stock was granted on April 15, 2023 under the Mobix Labs 2022 Incentive Compensation Plan. This Mobix Labs Option is subject to vest upon a change of control or 12 months from the date of grant if the Transaction is not consummated.

Post-Transaction Executive Compensation

This section describes the terms of the Battaglia Employment Term Sheet and the Samini Employment Term Sheet, based on which we expect to enter into new employment agreements with Mr. Battaglia and Mr. Samini. We do not expect to enter into a new employment agreement with Mr. Aralis. This section also describes the plans and arrangements New Mobix Labs is expected to maintain following the consummation of the Transaction for the benefit of employees, including the named executive officers.

Following the consummation of the Transaction, the New Mobix Labs Board is expected to develop an executive compensation program that is designed to align compensation with New Mobix Labs’ business objectives and the creation of shareholder value, while enabling New Mobix Labs to attract, retain, incentivize and reward individuals who contribute to the long-term success of the company. Decisions regarding the executive compensation program will be made by the compensation committee of the New Mobix Labs Board.

Employment Arrangements for our Chief Executive Officer and Chief Financial Officer

Set forth below is a description of the new employment term sheets that Mr. Battaglia and Mr. Samini have entered into with Mobix Labs in connection with the Transaction.

Battaglia Employment Term Sheet

Pursuant to the Battaglia Employment Term Sheet, Mr. Battaglia will serve as the Chief Executive Officer of Mobix Labs with an initial term of two years, effective November 15, 2022, which will automatically renew for additional consecutive one-year terms unless either party provides the other party with 180 days’ notice of the intent not to renew prior to the expiration of the applicable terms.

Under the Battaglia Employment Term Sheet, Mr. Battaglia is entitled to receive a base salary of $390,000 per year and is also eligible to receive performance-based cash bonuses up to 100% of his base salary, the amount and terms of which shall be in the discretion of the Mobix Labs Board. In addition, Mr. Battaglia will be granted, on the first, second and third anniversaries of the Closing Date, Post-Closing RSUs with respect to 333,333 shares of Class A Common Stock, which will vest on the first anniversary of the applicable grant date, subject to his continuous service to New Mobix Labs through the applicable grant dates and vesting dates. The Post-Closing RSUs will become fully vested in the event of a change of control, or if Mr. Battaglia’s employment is terminated either without cause or by him for Good Reason (as defined in the Battaglia Employment Term Sheet).

If Mobix Labs terminates Mr. Battaglia’s employment without cause, or Mr. Battaglia resigns for Good Reason, Mr. Battaglia is entitled to (i) two times the amount of Mr. Battaglia’s base compensation and two times the amount of the target bonus amount in which termination occurs, payable in equal installments over 24 months, and (ii) subject to Mr. Battaglia’s election of COBRA continuation coverage, reimbursement for up to 24 months of subsidized COBRA benefits or if earlier, on the date on which Mr. Battaglia becomes covered under another group health plan. However, if Mobix Labs terminates Mr. Battaglia’s employment without cause, or Mr. Battaglia resigns for Good Reason during the period commencing 60 days prior to and ending 12 months following a change in control, the severance amount described immediately above shall be increased to three times (and paid in a lump sum payment), and the COBRA reimbursement will increase to 36 months.

Samini Employment Term Sheet

Pursuant to the Samini Employment Term Sheet, Mr. Samini will serve as the President, Chief Financial Officer and Interim General Counsel of Mobix Labs with an initial term of two years, effective November 15, 2022, which will automatically renew for additional consecutive one-year terms unless either party provides the other party with 180 days’ notice of the intent not to renew prior to the expiration of the applicable terms.

Under the Samini Employment Term Sheet, Mr. Samini is entitled to receive a base salary of $360,000 per year and is also eligible to receive performance-based cash bonuses up to 100% of his base salary, the amount and terms of which shall be in the discretion of the Mobix Labs Board. In addition, if Mr. Samini remains employed by New Mobix Labs on the first anniversary of the

Closing Date, Mr. Samini will be granted, on the first, second and third anniversaries of the Closing Date, Post-Closing RSUs with respect to 333,333 shares of Class A Common Stock, which will vest on the first anniversary of the applicable grant date, subject to his continuous service to New Mobix Labs through the applicable grant dates and vesting dates. The Post-Closing RSUs will become fully vested in the event of a change of control, or if Mr. Samini’s employment is terminated either without cause or by him for Good Reason (as defined in the Samini Employment Term Sheet).

If Mobix Labs terminates Mr. Samini’s employment without cause, or Mr. Samini resigns for Good Reason, Mr. Samini is entitled to (i) two times the amount of Mr. Samini’s base compensation and two times the amount of the target bonus amount in which termination occurs, payable in equal installments over 24 months, and (ii) subject to Mr. Samini’s election of COBRA continuation coverage, reimbursement for up to 24 months of subsidized COBRA benefits or if earlier, on the date on which Mr. Samini becomes covered under another group health plan. However, if Mobix Labs terminates Mr. Samini’s employment without cause, or Mr. Samini resigns for Good Reason during the period commencing 60 days prior to and ending 12 months following a change in control, the severance amount described immediately above shall be increased to three times (and paid in a lump sum payment), and the COBRA reimbursement will increase to 36 months.

2023 Equity Incentive Plan

In connection with the Transaction, the Chavant Board will adopt the 2023 Equity Incentive Plan, subject to the approval of the Chavant shareholders, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of New Mobix Labs and its affiliates, which is essential to New Mobix Labs’ long-term success. The 2023 Equity Incentive Plan is intended to replace the Mobix Labs 2020 Key Employee Equity Incentive Plan, the Mobix Labs 2020 Equity Incentive Plan, and the Mobix Labs 2022 Incentive Compensation Plan (collectively, the “Mobix Equity Incentive Plans”). The Mobix Labs Board will terminate the Mobix Equity Incentive Plans, effective as of and contingent upon the Closing. Following the Closing, no additional stock awards will be granted under the Mobix Equity Incentive Plans, although all outstanding stock awards granted under the Mobix Equity Incentive Plans immediately prior to the Closing will be assumed by New Mobix Labs and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Mobix Equity Incentive Plans. For additional information about the 2023 Equity Incentive Plan, please see “Proposal No. 6 — The Equity Incentive Plan Proposal.”

2023 Employee Stock Purchase Plan

In connection with the Transaction, the Chavant Board will adopt the 2023 Employee Stock Purchase Plan, subject to the approval of the Chavant shareholders, in order to allow employees of New Mobix Labs and its affiliates to purchase shares of New Mobix Labs common stock at a discount through payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and stockholder interests. For additional information about the 2023 Employee Stock Purchase Plan, please see “Proposal No. 7 — The Employee Stock Purchase Plan Proposal.”

Benefits and Perquisites

New Mobix Labs will provide benefits to its named executive officers on the same basis as provided to all of its employees, including medical, dental, vision, life and AD&D, and short- and long-term disability insurance, vacation and paid holidays. The named executive officers will also be eligible to participate in New Mobix Labs’ 401(k) plan.

Director Compensation

In 2021, Mobix Labs entered into board of directors agreements with its non-employee directors, including James Peterson, David Aldrich, Kurt Busch, William Carpou and Frederick Goerner. Under these agreements, Mobix Labs agreed to issue to each director an option to purchase 20,000 shares of Mobix Labs Common Stock. The option is subject to a one-year vesting schedule, with 8,000 shares vesting immediately, and the remaining 12,000 shares vesting at the rate of 1,000 shares per month over the 12 consecutive months thereafter, subject to the holder’s continuous service through each vesting date. Mobix Labs also agreed to reimburse the director for any reasonable costs and expenses incurred in connection with the director’s services requested by the company and performed by the director. Each agreement will automatically renew on the date of director’s reelection unless the Mobix Labs Board determines not to renew the agreement, or until a director’s earlier resignation, removal or death.

Historically, Mobix Labs has issued Mobix Labs Options on an annual basis for each of its non-employee directors. Mobix Labs’ non-employee directors have not received any cash compensation for their services as directors and have instead, from time to time, been compensated with awards of Mobix Labs Options or Mobix Labs RSUs in amounts determined by the Mobix Labs Board. During the fiscal year ended September 30, 2023, none of the members of the Mobix Labs board received any compensation for their service as a director.

In connection with the Business Combination, Mobix Labs has amended the board of directors agreement with each of Mr. Peterson and Mr. Goerner. The amendment provides that the director will be granted, on the first, second and third anniversaries of the Closing Date, Post-Closing RSUs with respect to 166,666 shares of Class A Common Stock, which will vest on the first anniversary of the applicable grant date, subject to his continuous service to New Mobix Labs through the applicable grant dates and vesting dates. The Post-Closing RSUs will become fully vested in the event of a change of control, or if the director’s service is terminated either without cause or by him for Good Reason (as defined in the 2022 Mobix Labs Plan).

Certain of Mobix Labs’ non-employee directors who are expected to serve as directors of New Mobix Labs hold Mobix Labs Options or Mobix Labs RSUs as of September 30, 2023, or are affiliated with entities which hold Mobix Labs securities. See “Security Ownership of Certain Beneficial Owners and Management of Chavant” and “Certain Mobix Labs Relationships and Related Person Transactions” contained elsewhere in this proxy statement/prospectus for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MOBIX LABS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us, or “our” refer to the business of Mobix Labs prior to the consummation of the Transaction described in the Overview section below. Defined terms used in this section have the same meaning as defined elsewhere in the proxy statement/prospectus.

The following discussion and analysis should be read in conjunction with “Selected Historical Financial Data of Mobix Labs” and our financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion and analysis and other parts of this proxy statement/prospectus contain forward-looking statements based upon current beliefs that involve risks, uncertainties, and assumptions, such as statements regarding our plans, objectives, expectations, intentions, and projections. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus. You should carefully read the “Risk Factors” section of this proxy statement/prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Based in Irvine, California, we are a fabless semiconductor company developing disruptive wireless and connectivity solutions for next generation communication systems, including C-Band and mmWave 5G and high bandwidth cable applications. Our True5G integrated circuits currently in development are designed to deliver significant advantages in performance, efficiency, size, and cost. Our True Xero active optical cables, which have been in production for several years and were acquired in the Cosemi acquisition, are designed to meet customer needs for high-quality active optical cable solutions at an affordable price. These innovative technologies are designed for large and rapidly growing markets where there are increasing demands for higher performance communication systems which utilize an expanding mix of both wireless and connectivity technologies.

We were founded with the goal of simplifying the development and maximizing the performance of wireless products by designing and developing high performance, cost-effective, and ultra-compact semiconductor components and solutions used for signal processing applications in wireless products. We have developed an extensive intellectual property portfolio comprised of patents and trade secrets that are critical to commercializing our semiconductor technology. In leveraging our proprietary technology, we aim for our integrated circuits and components to serve large and rapidly growing markets where we believe there are increasing demands for higher performance wireless communication systems. We are actively pursuing customer engagements with original equipment manufacturers and original design manufacturers of wireless products, with the aim of obtaining market acceptance of our technology and solutions through incorporation into the original equipment manufacturers’ and original design manufacturers’ wireless applications across a variety of sectors.

In 2021, we completed the acquisition of substantially all the assets including intellectual property of Cosemi Technologies, Inc. (“Cosemi”), an Irvine, California-based global supplier of high-speed connectivity solutions. Cosemi’s intellectual property portfolio included a broad range of hybrid active optical cables and optical engines that deliver optimal connectivity to a wide range of applications, including home entertainment, gaming, augmented reality and virtual reality, video conferencing, medical, mobile devices and monitors, among others. The acquisition of Cosemi was immediately accretive to our cash flow and built the foundation for our current connectivity business. We believe the patented hybrid cable technology and optical chip solutions from Cosemi along with our innovative semiconductor technologies provide more opportunities in the C-Band and mmWave 5G market as the need for faster, more reliable data transmission becomes ever more apparent, whether it is for the data center, infrastructure, home entertainment or consumer electronics market.

Our leadership team is comprised of industry veterans with prior experience at premier semiconductor and connectivity companies, including Microsemi Corporation (which was acquired by Microchip Technology Inc.), Maxim Integrated Products, Inc. (which was acquired by Analog Devices Inc.), Qorvo Inc. STMicroelectronics N.V, MaxLinear, Inc., Qualcomm Incorporated, Macom Technology Solutions Holdings, Inc., Skyworks Solutions, Inc., and Texas Instruments Incorporated, and our leadership team has significant experience and insight into growing advanced technology companies and executing strategic acquisitions to accelerate growth. Our world class engineering team, which includes six PhDs, is highly skilled in radio frequency, analog and mixed-signal technologies and has prior experience spearheading developing radio frequency solutions that are widely used in existing wireless systems and devices.

Since our inception, we have focused our efforts on organizing and staffing our company, research and development activities, producing product to generate revenue and cash flows, raising capital, and providing selling, general and administrative support for these operations. To date, we have principally raised capital through the issuance and sale of our common and convertible preferred stock, related and unrelated party promissory notes, convertible notes, and SAFEs. Cumulatively, through June 30, 2023, we have raised capital of $45.6 million from the issuance of debt and equity securities.

We have incurred significant operating losses of $30.8 million and $16.1 million for the nine months ended June 30, 2023 and 2022, and $23.7 million and $21.7 million for the years ended September 30, 2022 and 2021, respectively. We will need substantial additional funding to support continuing operations, product development plans, capital expenditure requirements, service debt obligations and strategic investments. Until such time as we can achieve profitability, we expect to finance operations through the sale of equity raises, debt financings, other capital sources or a combination thereof.

Since inception, we have incurred operating losses and negative cash flows, primarily as a result of our ongoing investment in product development. For the nine months ended June 30, 2023 and 2022, we have incurred net losses of $32.5 million and $16.3 million, respectively, and as of June 30, 2023, we had an accumulated deficit of $76.7 million. For the fiscal years ended September 30, 2022 and 2021, we have incurred net losses of $23.9 million and $20.0 million, respectively, and as of September 30, 2022, we had an accumulated deficit of $44.1 million. We expect we will continue to incur operating losses and negative cash flows from operations for the foreseeable future and will need to raise additional debt or equity financing to fund our operations. As described in Note 1 to our financial statements as of and for the years ended September 30, 2022 and 2021 included elsewhere in this proxy statement/prospectus, we believe that there is a substantial doubt concerning our ability to continue as a going concern. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on the financial statements as of and for the years ended September 30, 2022 and 2021, describing the existence of substantial doubt about our ability to continue as a going concern.

Recent Developments

To address our capital limitations and focus our use of cash on the completion of the Transaction and the EMI Transaction, we have reduced headcount and have temporarily furloughed approximately half of our employees on an unpaid basis since the beginning of the fourth fiscal quarter of 2023. The furlough is expected to continue at least through the end of November 2023. As a result of the foregoing, we have temporarily reduced our operating expenses incurred subsequent to June 30, 2023 — principally for compensation, benefits and outside services — compared to our actual expenses for the third quarter.

In August 2023, we entered into two non-binding term sheets to acquire entities which operate in a strategically aligned industry. The term sheet with one company will expire on December 4, 2023, but is subject to an automatic 15 day extension and the term sheet with the second company expired on August 31, 2023, however, the parties are in negotiation to extend the expiration date. We have begun our initial diligence regarding both companies, but have not discussed or negotiated any terms for consideration of the acquisition of either company. There can be no assurance that any transaction with either of these companies will be consummated.

Subsequent to June 30, 2023, we had additional financing activity, which included the issuance of promissory notes, convertible notes, and common stock under Mobix Labs Common Stock subscription agreements or the exercise of warrants. See “Liquidity and Capital Resources” section for further details.

The Business Combination Agreement and EMI Transaction

On November 15, 2022, we entered into a Business Combination Agreement with Chavant, a publicly traded special purpose acquisition company, and CLAY Merger Sub II, Inc., a wholly owned direct subsidiary of Chavant. CLAY Merger Sub II, Inc. will be merged with and into our company, with our company surviving the merger as a wholly owned direct subsidiary of Chavant. Upon the Closing, Chavant will be renamed Mobix Labs, Inc., and Mobix Labs will be renamed Mobix Labs Operations, Inc. The Business Combination Agreement was amended by Amendment No. 1 as of April 7, 2023.

The Aggregate Transaction Consideration payable to Mobix Labs equity holders will be an aggregate number of shares of Class A Common Stock or Class B Common Stock equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs in an amount equal to $235 million by (ii) $10.00 plus (b) a number of shares of Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of Class A Common Stock comprising the Earnout Shares.

The Aggregate Transaction Consideration will include any additional shares of Class A Common Stock that may be issued in exchange for the Post-March 26 Financing Securities. The Aggregate Transaction Consideration will be allocated among the holders of outstanding shares of common stock, convertible preferred stock, stock options, RSUs, warrants and convertible instruments, including Simple Agreement for Further Equity Notes (“SAFEs”) and promissory notes of Mobix Labs immediately prior to the Closing. Consideration will be paid at the Closing to holders of Mobix Labs Common Stock (including holders of any Mobix Labs Common Stock received upon the exercise or conversion prior to the Closing Date of Mobix Labs Warrants, Mobix Labs Convertible Instruments and in-the-money vested Mobix Labs Options) and Mobix Labs Preferred Stock based on the Per Share Exchange Ratio. The Aggregate Transaction Consideration also includes shares of Class A Common Stock issuable after Closing to holders of Assumed Options and Assumed RSUs. In addition to the consideration to be paid at the Closing, certain Mobix Labs Stockholders and certain holders of in-the-money vested Mobix Labs Options and Mobix Labs Options that are not in-the-money vested Mobix Labs Options will be entitled to receive an additional aggregate 3,500,000 shares of Class A common stock issuable as earnout shares based on the achievement of trading price targets following the Closing and subject to the terms provided in the Business Combination Agreement.

We expect to account for the Transaction as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Chavant will acquire all of our outstanding equity interests in the Transaction, Chavant will be treated as the “acquired” company for financial reporting purposes. We will be deemed the accounting predecessor of the combined business and will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Transaction is expected to be treated as the equivalent of Mobix Labs issuing shares for the net assets of Chavant, followed by a recapitalization.

We expect the Transaction will have a significant impact on our future reported financial position and results as a consequence of the reverse capitalization. The most significant changes in our future reported financial position and results are expected to be an estimated net increase in cash of between approximately $22.6 million, under the no redemption scenario, and $13.9 million, under the maximum redemption scenario. In each case, this net increase in cash will include $30.0 million in gross proceeds from the PIPE Private Placement, partially offset by transaction costs for the Transaction. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

As a result of the Transaction, we will become the successor to a Nasdaq-listed reporting company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, non-employee director fees, and additional internal and external accounting, legal and administrative resources.

In September 2022, we entered into the EMI Merger Agreement, pursuant to which, upon the consummation of this transaction, we would acquire all of the issued and outstanding common shares of EMI Solutions. EMI Solutions is an Irvine, California-based manufacturer of electromagnetic interference filtering products for military and aerospace applications. The acquisition of EMI Solutions has not yet closed. The termination date under the EMI Merger Agreement is March 31, 2023. However, the parties are in negotiations to extend the termination date under the EMI Merger Agreement from March 31, 2023 to January 31, 2024. Mobix Labs will be required to obtain the consent of Chavant for any extension of the termination date or other amendment to the EMI Merger Agreement. While the termination date may be extended to January 31, 2024, Mobix Labs expects the acquisition of EMI Solutions to close in the fourth quarter of calendar year 2023; however, there can be no assurance that this timeline will be met. Pursuant to the EMI Merger Agreement, the consummation of this transaction will be subject to conditions including, among others, (i) the approval of this transaction by the EMI Shareholder, and (ii) the approval of this transaction by Chavant. If any of these conditions is not met, the EMI Merger Agreement would be terminated. See the section entitled “Information About Mobix Labs — Potential Strategic Acquisition of EMI Solutions” for more information about the EMI Merger Agreement.

COVID-19 Pandemic and Supply Chain Disruptions

The COVID-19 pandemic has caused, and may continue to cause, a disruption and restrictions on our ability to travel, temporary closures of our office buildings and the facilities of our customers or suppliers, cancellations or modification of events, and disruptions at our manufacturers and suppliers located in Vietnam, Taiwan and China, including the COVID-19 lockdown in Shanghai in the first half of 2022 that led to substantial delays in our supply chain in China. We have experienced delays in shipments and product launches that have negatively impacted our sales and operating results relating to our connectivity business, and any future delays, due to pandemics or otherwise, could have a materially negative effect in the future. We also experienced a decline in revenue for the nine months ended June 30, 2023 due to a decrease in product sales resulting from supply chain constraints that limited our ability to meet demand from our largest customer. In addition, the COVID-19 lockdown in Vietnam triggered operational and solvency challenges for our Vietnamese manufacturer beginning in the first half of calendar year 2023. In response, we transitioned to higher cost manufacturers in Taiwan in July 2023 to ramp up production. However, this shift has resulted, and will continue to result in, lower margins than expected.

To help mitigate the COVID-19 related disruptions at our contract manufacturers and suppliers where we experienced a delay in our supply chain to support our orders, we used higher cost shipping and manufacturing alternatives, Additional COVID-19 disruptions limited our supply availability forcing us to move to less cost-effective components and materials. The higher cost shipping and manufacturing alternatives and components and materials resulting from supply chain disruptions negatively impacted our gross margin more than we anticipated in our outlook for our business. These constraints continue to exist and are expected to continue to materially impact our gross margin percentage. We are continuing to implement operational measures to minimize the turnaround time in fulfilling our orders. We are also currently designing and plan to introduce lower cost products as alternatives with more competitively priced components, aiming to maintain performance standards. However, there can be no assurance that these efforts will be sufficient to offset the negative impact of supply chain disruptions on our gross margin and net loss.

In addition to general levels of inflation that we have experienced, we are also subject to risk of specific inflationary pressures due to the expected continuing impacts of the COVID-19 pandemic and related global supply chain disruptions, including increases in commodity prices for materials and components and shipping costs that have had a negative impact on our gross margin. If inflation remains high or increases, our gross margin and results of operations will be further negatively impacted. To mitigate the effect of inflation, as described above, we are designing and plan to introduce lower cost products as alternatives with more competitively priced components, aiming to maintain performance standards. In addition, we have qualified another Taiwanese manufacturer for our connectivity products to foster competition among our manufacturers. However, there can be no assurance that these efforts will be sufficient to offset the negative impact of inflation on our gross margin and net loss.

Results of Operations and Key Operating Metrics

Net Revenue

We derive our net revenues primarily from product sales to equipment manufacturers. We recognize product revenue when we satisfy performance obligations under the terms of our contracts and upon transfer of control when title transfers (either upon shipment to or receipt by the customer, as determined by the contractual shipping terms of the contract), net of accruals for estimated sales returns and allowances (which were not material for the nine months ended June 30, 2023 and 2022, nor the years ended September 30, 2022 and 2021). During the nine months ended June 30, 2022, we also entered into a license agreement with a customer, wherein we granted the customer a perpetual, non-exclusive license to use certain of our patents and developed technology.

Sales and other taxes we collect, if any, are excluded from net revenue. We do not have material variable consideration, and our revenue arrangements do not contain significant financing components. Payment terms are principally net 30 days to net 45 days.

Our revenues fluctuate based on a variety of factors, including product mix, competitor price offerings, global economic conditions, and other factors.

Cost of Revenue

Cost of revenue includes costs related to materials, contract manufacturing services, including costs associated with the packaging, assembly, testing and shipping products, inbound freight, amortization of acquisition-related intangible assets, inventory obsolescence charges and other product-related costs. Cost of revenue also includes employee compensation and benefits (including stock-based compensation) of employees engaged in the sourcing of products, facility-related expenses, depreciation and allocation of corporate costs.

Research and Development Expenses

Research and development expenses costs relate to our product design and development activities, including employee compensation and benefits (including stock-based compensation), design tools, supplies, facility-related expenses, depreciation, amortization of acquisition-related intangible assets, allocation of corporate costs, and costs of outside contractors. We expense all research and development costs as incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily include employee compensation and benefits (including stock-based compensation) of executive and administrative staff including human resources, accounting, information technology and executive management, outside audit and tax fees, insurance costs, patent costs, outside legal fees and related costs, business consulting fees, advertising and promotion programs, travel and entertainment, outside service costs and facility-related costs.

Interest Expense

Interest expense consists of cash and non-cash interest related to our related and unrelated party promissory notes, notes payable and convertible notes.

Impairment of Long-Lived Assets

We review our long-lived assets, consisting of property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We did not record any impairment charges during the nine months ended June 30, 2023 and 2022.

Income Taxes

We account for income taxes using the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

We recognize liabilities for uncertain tax positions based on a two-step process regarding recognition and measurement. We recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the local taxing authorities based on the technical merits of the position. We measure the amount of tax benefits recognized in the financial statements from such positions based on the largest benefit greater than 50% likely to be realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement of an uncertain tax position are reflected in our statement of operations in the period in which the change in estimate occurs, based on new information not previously available. We also record interest and penalties related to unrecognized tax benefits in our tax provision.

Comparison of the Nine Months Ended June 30,

2023, and 2022 (in thousands)

	Nine Months Ended
	June 30,		Change
	2023	2022	$	%
Net revenue
Product sales	$791	$2,404	$(1,613)	-67%
License revenue	—	450	(450)	-100%
Total net revenue	791	2,854	(2,063)	-72%
Cost and expenses
Cost of revenue	1,188	2,362	(1,174)	-50%
Research and development	9,209	8,997	212	2%
Selling, general and administrative	21,198	7,633	13,565	178%
Loss from operations	(30,804)	(16,138)	(14,666)	91%
Interest expense	1,186	257	929	361%
Change in fair value of SAFEs	528	104	424	408%
Loss before income taxes	(32,518)	(16,499)	(16,019)	97%
Provision (benefit) for income taxes	18	(187)	205	-110%
Net loss and comprehensive loss	$(32,536)	$(16,312)	$(16,224)	99%

Net Revenue

Total net revenue for the nine months ended June 30, 2023 was $0.8 million compared to $2.9 million for the nine months ended June 30, 2022, a decrease of $2.1 million, or 72%. The decrease in product sales resulted from supply chain constraints, including our capital liquidity constraints in our ability to prepay our suppliers as part of obtaining our inventory, that limited our ability to meet demand from our largest customer for the nine months ended June 30, 2023, relative to the nine months ended June 30, 2022. We are continuing to implement operational measures to minimize the turnaround time in fulfilling our orders. During the nine months ended June 30, 2022, we granted a customer a perpetual, non-exclusive license to use certain of our patents and developed technology totaling $0.5 million in license revenue. No similar activity was recorded for the nine months ended June 30, 2023.

Cost of Revenue

Cost of revenue for the nine months ended June 30, 2023, was $1.2 million, compared to $2.4 million for the nine months ended June 30, 2022, a decrease of $1.2 million, or 50%. Cost of revenue decreased primarily due to the decrease in net revenues for the nine months ended June 30, 2023, relative to the nine months ended June 30, 2022. In addition, we incur certain fixed costs such as amortization and occupancy costs. These fixed costs result in additional reductions in our margin as a percentage of our net revenue, when a decline in net revenue exists.

Research and Development Expense

Research and development expense for the nine months ended June 30, 2023, was $9.2 million compared to $9.0 million for the nine months ended June 30, 2022, an increase of $0.2 million, or 2%. The increase was primarily driven by an increase in stock-based compensation expense which was largely offset by lower costs for purchased services. We expect research and development expense to increase as we grow the infrastructure needed to accomplish our expansion and introduce new products.

Selling, General and Administrative Expense

Selling, general and administrative expense for the nine months ended June 30, 2023, was $21.2 million compared to the $7.6 million for the nine months ended June 30, 2022, an increase of $13.6 million, or 178%. The net increase was primarily attributable to an increase in our stock-based compensation expense as well as an increase in acquisition-related costs relating to the Transaction with Chavant. Additionally, we have incurred costs to support our growth and compliance, legal, and accounting costs necessary to operate as a public company. We expect these costs to continue to increase in the future.

Comparison of the Fiscal Year Ended September 30, 2022 and 2021

(in thousands)

	Fiscal Year Ended September 30,		Change
	2022	2021	$	%
Net revenue
Product sales	$2,859	$435	2,424	557%
License revenue	450	—	450	—
Total net revenue	3,309	435	2,874	661%
Cost and expenses
Cost of revenue	2,852	297	2,555	860%
Research and development	12,193	7,687	4,506	59%
Selling, general and administrative	11,978	5,747	6,231	108%
Legal settlement	—	8,434	(8,434)	-100%
Loss from operations	(23,714)	(21,730)	(1,984)	9%
Interest expense	343	239	104	44%
Change in fair value of SAFEs	83	—	83	—
Loss before income taxes	(24,140)	(21,969)	(2,171)	10%
Provision for income taxes	(273)	(1,978)	1,705	-86%
Net loss and comprehensive loss	$(23,867)	$(19,991)	$(3,876)	19%

Net Revenue

Total net revenue for the fiscal year ended September 30, 2022 was $3.3 million compared to $0.4 million for the fiscal year ended September 30, 2021, an increase of $2.9 million. The increase resulted from product sales from Cosemi, starting in August 2021 when the acquisition occurred, which was our only revenue-generating activity at the time of the acquisition. Therefore, we generated net revenue for only two months during fiscal year 2021. During fiscal year 2022, we generated a full fiscal year of net revenue from these Cosemi products, our largest customer continued to ramp up their purchasing, and we granted a customer a perpetual, non-exclusive license to use certain of our patents and developed technology totaling $0.5 million in license revenue.

Cost of Revenue

Cost of revenue for the fiscal year ended September 30, 2022 was $2.9 million, compared to $0.3 million for the fiscal year ended September 30, 2021, an increase of $2.6 million. Cost of revenue increased largely due to the increase in net revenues, along with increases in costs consisting of (i) an increase in certain raw materials costs due to market dynamics in the supply chain of product availability, including access to viable alternatives, (ii) increases in costs associated with expedited or alternative shipping methods utilized by us, and (iii) an increase in amortization of acquired developed technology in fiscal year 2022 related to the Cosemi acquisition in fiscal year 2021, such that fiscal year 2022 included a full year of amortization expense associated with our acquisition-related intangible assets, whereas fiscal year 2021 only included a partial year of amortization expense associated with our acquisition-related intangible assets.

Research and Development Expense

Research and development expense for the fiscal year ended September 30, 2022 was $12.2 million compared to $7.7 million for the fiscal year ended September 30, 2021, an increase of $4.5 million, or 59%. This increase was primarily driven by (i) the investment in our new wireless 5G business product introductions, requiring additional investments in design tools, supplies, facility-related expenses, (ii) an increase in our stock-based compensation expense, and (iii) an increase in amortization expense associated with our acquired developed technology. We expect research and development expense to continue to increase as we grow the infrastructure needed to accomplish our expansion initiatives in new product introductions into the future.

Selling, General and Administrative Expense

Selling, general and administrative expense for the fiscal year ended September 30, 2022 was $11.9 million compared to the $5.7 million for the fiscal year ended September 30, 2021, an increase of $6.2 million, or 108%. The net increase is primarily attributable to a $2.2 million increase in stock-based compensation expense, a $1.4 million increase in acquisition related costs resulting from the Transaction, and $1.9 million increase in wages due to an increase in headcount.

Legal Settlement Expense

Legal settlement expense for the fiscal year ended September 30, 2022 was $0.0 million compared to $8.4 million for the fiscal year ended September 30, 2021, a decrease of $8.4 million. The decrease is primarily due to a contingent loss liability related to disputes over legal challenges with the seller in our acquisition of Cosemi in fiscal year 2021 compared to no losses incurred in fiscal year 2022. The loss contingency liability remains on the balance sheet as of September 30, 2022. In January 2023, we issued 1,233,108 shares of our common stock in settlement of this liability. For additional details of the legal settlement expense, see Note 12 ‘‘Commitments and Contingencies — Loss Contingency” included in the annual audited financial statements and Note 8 “Commitments and Contingencies — Loss Contingency” included in the unaudited condensed financial statements elsewhere in this proxy statement/prospectus.

Liquidity and Capital Resources

Our primary use of cash is to fund operating expenses, working capital requirements, debt service obligations, capital expenditures and other investments.

We have incurred operating losses and negative cash flows, primarily as a result of our ongoing investment in product development. We expect to continue to incur operating losses and negative cash flows from operations due associated with research and development expenses, sales, general, and administrative expenses and capital expenditures necessary to expand our operations, product offerings, and customer base with the ultimate goals of growing our business and achieving profitability in the future.

To date, we have principally raised capital through the issuance and sale of our common and convertible preferred stock, related and unrelated party promissory notes, convertible notes and SAFEs. Cumulatively, through June 30, 2023, we have raised capital of $45.6 million from the issuance of debt and equity securities.

Our debt and liability obligations as of June 30, 2023, include $3.8 million in promissory notes and notes payable with related parties, $0.8 million in notes payable with third parties, $0.9 million in convertible notes and $2.5 million in various SAFE Agreements for a total of $8.0 million in debt and liability obligation financings.

In January 2023, we issued a convertible note having a principal amount of $0.3 million to an unaffiliated investor. The convertible note matures one year from the date of issuance, bears interest at 9% per annum and is unsecured. The principal amount of the convertible note and any accrued interest thereon may be converted into common stock, at a price of $5.00 per share, at the election of the holder at any time prior to maturity. The convertible note is mandatorily convertible into common stock immediately prior to the closing of a business combination (as defined in the note) including the proposed merger with Chavant. The convertible note is also mandatorily convertible into common stock in the event we consummate a private placement, in a single transaction or series of related transactions, for an aggregate offering amount of at least $5.0 million.

As of June 30, 2023, our notes payable with third parties have a remaining principal balance of $1.2 million and a carrying amount of $0.9 million, which is net of unamortized discounts of $0.3 million. A total of $0.7 million of the remaining principal balance bears interest at rates ranging from 6.0% to 8.0% per annum and has various maturity dates through March 2024. A total of $0.1 million of the remaining principal balance was issued to an employee, bears interest at 10% per annum, is unsecured, and is currently due. A total of $0.4 million of the remaining principal balance was issued to an unaffiliated investor, does not bear interest, is unsecured, and matured in July 2023. We repaid the balance in September 2023 and issued a warrant to purchase an aggregate of 175,000 shares of our common stock to the unaffiliated investor.

A total of $3.3 million of the promissory notes with related parties bear interest at 7.0% per annum and have reached their maturity date of July 2023 and are currently due. A $0.3 million promissory note with a related party bears interest at 18.0% per year and has reached its maturity date and is currently due.

The convertible notes bear interest ranging from 5% to 9% per annum, are unsecured and have maturity dates in 2024 and 2026. The principal amount of the convertible notes and any accrued interest may be converted into our common stock at the election of the holder at any time prior to maturity. The convertible notes are mandatorily convertible into our common stock in the event we consummate a private placement in a single transaction or series of related transactions, for an aggregate offering amount of at least $5 million (for $0.3 million of the convertible notes) or $20 million for ($0.6 million of the convertible notes), respectively.

Subsequent to June 30, 2023, we issued an additional promissory note having a principal balance of $0.1 million to the employee to whom a promissory note in the amount of $0.1 million was issued prior to June 30, 2023, as described above. The note bears interest at 10% per annum, is unsecured, and has terms of approximately one month. We subsequently repaid all outstanding promissory notes totaling $0.2 million to the employee. We further issued 645,044 shares of our common stock to unaffiliated investors at various dates via private placements and the exercise of warrants for net proceeds of $3.7 million. We issued 25,757 shares of our common stock to a service provider as payment for services provided.

In August 2023, we issued a promissory note having a principal balance of $0.1 million to an unrelated investor. The promissory note is unsecured and matured on October 4, 2023 and remains outstanding. The note does not initially bear interest, but in the event the note is not paid in full by the maturity date, we are required to pay interest at 15% per annum until the balance is paid in full. In connection with the promissory note, we also issued to the investor a warrant to purchase an aggregate of 10,000 shares of our common stock at an exercise price of $1.00 per share. The warrant is immediately exercisable and has a one-year term.

In August 2023, we issued a promissory note having a principal amount of $0.1 million to a director of our company. The promissory note matured on August 22, 2023 and remains outstanding. The promissory note does not bear interest and is unsecured. In connection with the promissory note, we issued the purchaser warrants to purchase 2,924 shares of our common stock at a price of $6.84 per share. The warrant is immediately exercisable and has a one-year term.

In September 2023, we issued a promissory note having a principal amount of $0.5 million to an unaffiliated investor. The note matured on October 5, 2023, does not bear interest, and is unsecured. In connection with the issuance of the note, we issued the investor a warrant to purchase an aggregate of 97,000 shares of our common stock at an exercise price of $0.01 per share. The warrant is immediately exercisable and expires upon full repayment of the promissory note. In September 2023, the investor exercised the warrant for net proceeds to us totaling $0.0 million. In the event we fail to pay the principal amount on the maturity date, we must issue the investor as additional consideration a warrant to purchase an additional 28,000 shares of our common stock for the first calendar month and additional warrant to purchase 25,000 shares of our common stock for each month thereafter until such time as the principal amount is repaid in full. The promissory note remains outstanding and we are obligated to issue the investor warrants to purchase an aggregate of 28,000 shares of our common stock.

In September 2023, convertible notes having a principal amount of $0.9 million were converted into 187,971 shares of our common stock in accordance with the original terms of such convertible notes. In addition, SAFEs having an original purchase amount of $0.9 million were converted into 170,835 shares of our common stock in accordance with the original terms of the agreements.

In October 2023, we entered into a $0.2 million loan agreement with an unrelated financing company. The loan matures in November 2024, with principal and interest payable in weekly installments. We are obligated to pay a finance charge of $66,000 over the term of the loan. We may prepay the loan at any time, including a finance charge. Our obligation under the loan is secured by substantially all of our company’s assets and is guaranteed by an officer and director of our company. See “Certain Mobix Labs Relationships and Related Person Transactions — Guarantee of Loan.”

In October 2023, we issued convertible notes having an aggregate principal amount of $0.2 million to unaffiliated investors. The convertible notes mature at various dates in February 2024, bear interest at 16% per annum, are unsecured and have a conversion price of $6.84 per share. The principal amount of the convertible notes and any accrued interest thereon may be converted into shares of our common stock, at the election of each holder, at any time prior to maturity. At the maturity date, each holder may require us to repay the outstanding principal and interest under the note in cash. Absent such a demand by the holders, all principal and interest under the notes will automatically convert into our common stock. In connection with the issuance of the convertible notes, we issued the investors warrants to purchase an aggregate of 4,000 shares of our common stock at an exercise price of $0.01 per share. The warrants are immediately exercisable and have a one-year term.

Other commitments and contingencies include (i) various non-cancelable operating leases for equipment, office facilities and other property containing future minimum lease payments totaling $2.3 million payable over the next five years, (ii) unconditional purchase commitments of $2.4 million for software subscription services and other services which extend to various dates through September 30, 2024, and (iii) an $8.4 million liability for a contingent loss related to disputes over legal challenges with the seller related to the acquisition of Cosemi. In January 2023, we issued shares of our common stock in settlement of the contingent liability. For additional details of the legal settlement expense, see Note 12 “Commitments and Contingencies — Loss Contingency” included in the annual audited financial statements and Note 8 “Commitments and Contingencies — Loss Contingency” included in the unaudited condensed financial statements elsewhere in this proxy statement/prospectus.

As of June 30, 2023, we had $0.1 million in cash.

From July 1, 2023 through October 31, 2023, we received $3.7 million in proceeds from issuance of 645,045 shares of our common stock under Mobix Labs Common Stock subscription agreements or the exercise of warrants, $1.0 million in proceeds from the issuance of promissory notes with related and unrelated parties and $0.2 million in proceeds from the issuance of convertible notes. All shares of our common stock issued under the subscription agreements, including convertible notes, are expected to be converted into the right to receive shares of Class A Common Stock on the Closing Date of the Transaction. The promissory notes are not expected to be settled on the Closing Date of the Transaction.

As noted above, we expect operating and capital expenditures to increase due to the business needs to increase headcount, expand operations, increase product offerings, and grow our customer base to achieve profitability and positive cash flow in the future. To proceed with our business plan, which includes strategic acquisitions of other entities, we will need to raise additional funds through the issuance of additional debt or equity instruments. Such financing may not be available to us on favorable terms, or at all. To the extent we raise additional capital through the sale of equity or convertible securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. If we are unable to obtain sufficient financial resources, our business, financial condition, and results of operations may be materially and adversely affected. We may not be able to obtain financing on acceptable terms.

Cash Flows

The following table summarizes our condensed cash flows for the nine months ended June 30, 2023, and 2022:

	Nine Months Ended,
	June 30,		Change
(in thousands)	2023	2022	$	%
Net cash used in operating activities	$(13,066)	$(11,868)	(1,198)	10%
Net cash (used in) provided by investing activities	(608)	295	(903)	-306%
Net cash provided by financing activities	13,613	10,621	2,992	28%
Net decrease in cash	(61)	(952)	891	-94%
Cash, beginning of period	178	1,013
Cash, end of period	117	61

Operating Activities

For the nine months ended June 30, 2023, net cash used in operating activities was $13.1 million, which included the impact of a net loss of $32.5 million. Non-cash items primarily consisted of $14.4 million of stock-based compensation expense for stock options and restricted stock units, $1.0 million of depreciation and amortization of intangible assets, $0.8 million of issuance of warrants in connections with note payable, and $0.5 million of change in fair value of SAFEs. The remainder of the activity was primarily associated with changes in working capital accounts.

For the nine months ended June 30, 2022, net cash used in operating activities was $11.9 million, which included the impact of a net loss of $16.3 million. Non-cash items primarily consisted of $1.8 million of stock-based compensation expense for stock options and restricted stock units, $1.0 million of depreciation and amortization of intangible assets, $0.3 million loss on disposal of property and equipment, and $0.1 million of change in fair value of SAFEs. The remainder of the activity was associated with changes in working capital accounts.

Investing Activities

Net cash used in investing activities for the nine months ended June 30, 2023, of $0.6 million primarily consisted of payments for the acquisition of property and equipment.

Net cash provided by investing activities for the nine months ended June 30, 2022, of $0.3 million primarily consisted of proceeds received from sales of property and equipment.

Financing Activities

Net cash provided by financing activities for the nine months ended June 30, 2023, of $13.6 million consisted of $11.5 million in proceeds received from the issuance of common stock, $0.9 million in proceeds from the exercise of common stock warrants, $2.0 million in proceeds from the issuance of notes payable, and $0.3 million in proceeds from the issuance of the convertible notes, partially offset by $0.3 million in transaction costs paid and $0.8 million in principal payments on notes payable.

Net cash provided by financing activities for the nine months ended June 30, 2022, of $10.6 million consisted of $5.7 million in proceeds received from the issuance of common stock, $1.6 million in proceeds received from the exercise of common stock warrants, $1.0 million in proceeds received from the issuance of convertible debt, $1.0 million in proceeds from issuance of notes payable, and $1.9 million in proceeds received from the issuance of SAFEs, partially offset by $0.6 million in principal payments on notes payable.

The following table summarizes our condensed cash flows for the fiscal years ended September 30, 2022 and 2021:

	Fiscal Year Ended,
	September 30,		Change
	2022	2021	$	%
Net cash used in operating activities	$(16,458)	$(10,941)	(5,517)	50%
Net cash provided by (used in) investing activities	244	(1,394)	1,638	-118%
Net cash provided by financing activities	15,379	13,068	2,311	18%
Net increase (decrease) in cash	(835)	733	(1,568)	-214%
Cash, beginning of period	1,013	280
Cash, end of period	178	1,013

Operating Activities

For the year ended September 30, 2022, net cash used in operating activities was $16.5 million, which included the impact of a net loss of $23.9 million. Non-cash items primarily consisted of $3.3 million of stock-based compensation expense, $1.4 million of depreciation and amortization, $0.3 million of loss on disposal of property and equipment, and $0.1 million of changes in fair value of SAFEs, partially offset by a $0.3 million change in deferred income taxes. The remainder of the activity was associated with changes in working capital accounts.

For the year ended September 30, 2021, net cash used in operating activities was $10.9 million, which included the impact of a net loss of $20.0 million. Non-cash items consisted of $8.4 million of accrued loss contingency costs, $0.7 million of depreciation and amortization expense and $0.3 million of stock-based compensation expense, partially offset by a $2.0 million change in deferred income taxes. The remainder of the activity was associated with changes in working capital accounts.

Investing Activities

Net cash provided by investing activities for the year ended September 30, 2022 of $0.2 million consisted of $0.3 million proceeds received from the sale of property and equipment, partially offset by $0.1 million in payments for the acquisition of property and equipment.

Net cash used in investing activities for the year ended September 30, 2021 of $1.4 million consisted of $1.5 million used in the acquisition of property and equipment, partially offset by $0.1 million cash acquired in an acquisition.

Financing Activities

Net cash provided by financing activities for the year ended September 30, 2022 of $15.4 million consisted of $9.8 million in proceeds received from issuance of common stock, $2.6 million in proceeds from the exercise of common stock warrants, $1.9 million in proceeds received from the issuance of SAFEs, $1.0 million in proceeds received from the issuance of promissory notes to related parties, $0.9 million in proceeds received from the issuance of convertible notes, and $0.2 million in proceeds received from the exercise of stock options, partially offset by $1.0 million in payments of promissory notes to related parties.

Net cash provided by financing activities for the year ended September 30, 2021 of $13.1 million consisted of $9.0 million in proceeds received from the issuance of common stock, $2.3 million in proceeds received from the issuance of convertible preferred stock, and $1.8 million in proceeds received from the exercise of common stock warrants.

Going Concern

Our financial statements have been prepared assuming we will continue as a going concern. Since inception, we have incurred operating losses and negative cash flows, primarily as a result of our ongoing investment in product development. For the nine months ended June 30, 2023 and 2022, we incurred net losses of $32.5 million and $16.3 million, respectively, and as of June 30, 2023, we had an accumulated deficit of $76.7 million. For the fiscal years ended September 30, 2022 and 2021, we incurred net losses of $23.9 million and $20.0 million, respectively, and as of September 30, 2022 we had an accumulated deficit of $44.1 million. We expect we will continue to incur operating losses and negative cash flows from operations for the foreseeable future and will need to raise additional debt or equity financing to fund our operations. We believe that there is a substantial doubt concerning our ability to continue as a going concern.

Our management believes that there is a substantial doubt concerning our ability to continue as a going concern. As of the date of the issuance of Mobix Labs’ financial statements included elsewhere in this proxy statement/prospectus, we do not have sufficient funds to meet our operating needs and satisfy our obligations beyond November 2023. We are in discussions with multiple financing sources to attempt to secure financing. There are no assurances that we will be able to obtain financing on acceptable terms, or at all, to provide the necessary interim funding to continue our operations and satisfy our obligations. Without such additional funding, we will not be able to continue operations.

We are pursuing the consummation of the Transaction with Chavant under the Business Combination Agreement. In connection with the Transaction, we will seek to raise approximately $30.0 million of gross proceeds, prior to transaction costs, under the PIPE Private Placement. There is no certainty that we will be able to complete the Transaction or the PIPE Private Placement on a timely basis, or at all.

Although our management continues to pursue obtaining additional financing and consummating the Transaction and related PIPE Private Placement, there can be no assurance that such financing will be obtained or that the transactions will be successfully completed. If such efforts are not completed, or if such transactions are successfully completed but do not provide adequate financing, we may be required to reduce operating expenditures which could adversely affect our business prospects, or we may be unable to continue operations.

Any such events would have a material adverse effect on Mobix Labs’ financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements included elsewhere in this proxy statement/prospectus as to the substantial doubt concerning our ability to continue as a going concern.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures, in accordance with U.S. GAAP, requires us to make judgments, assumptions and estimates that affect the amounts reported in our accompanying financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus. We base our estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain.

Our most critical accounting estimates include the assumptions used in the determination of the fair value of SAFEs, fair value of common stock, stock-based compensation and determination of the fair value of equity-based awards, provisions for income taxes and related valuation allowances and tax uncertainties and the valuation of acquisition-related intangible assets.

Fair Value of SAFEs

We estimate the fair value of the SAFEs based on using a probability weighted expected return method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value of the SAFEs based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company. The Company classifies the SAFEs as Level 3 financial instruments due to the judgment required to develop the assumptions used and the significance of those assumptions to the fair value measurement.

We initially recorded the SAFEs at their fair value of $1.9 million and have remeasured the SAFEs to fair value at each reporting date. From the time of issuance to June 30, 2023, the fair value of the SAFEs increased $0.6 million, and as of June 30, 2023, the SAFEs are recorded at their fair value of $2.5 million on the balance sheet. See Note 10 “Debt” in the annual audited financial statements and Note 5 “Debt” in the unaudited condensed financial statements included elsewhere in the proxy statement/prospectus for further information.

Fair Value of Common Stock

The fair value of our common stock affects the accounting for, and measurement of, a number of transactions, including awards of stock-based compensation, sales of our common and preferred stock or warrants to purchase our common stock and business combinations. As there is no public market for our common stock, we determine the fair value of our common stock considering a number of objective and subjective factors, including: third-party valuations of our common stock, the valuation of comparable companies, sales of our common stock to outside investors in arms-length transactions, our forecasted financial performance, operational developments and milestones, the lack of marketability of our underlying common stock, the likelihood of achieving a liquidity event, and the general and industry specific economic outlook, among other factors. We determine the fair value of our common stock in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The assumptions underlying our valuations represented our best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors or expected outcomes had changed, or if we had used significantly different assumptions or estimates, our stock-based compensation expense and equity-based valuations or the value of the business we acquired could have been materially different. Following the completion of this Transaction, we will determine the fair value of our common stock based on the quoted market prices of our common stock.

Stock-Based Compensation and Determination of the Fair Value of Equity-Based Awards

Our stock-based compensation awards include stock options and restricted stock units. In some cases, other equity transactions, such as the sale of warrants to purchase our common stock are accounted for as equity-classified awards granted to employees. In each case, we must determine the fair value of the equity-based awards.

We estimate the fair value of stock option awards and warrants to purchase shares of common stock using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model. The Black-Scholes option pricing model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

●	the per share fair value of the underlying common stock;
●	the exercise price;
●	the risk-free interest rate;
●	the expected term;
●	expected stock price volatility over the expected term; and
●	the expected annual dividend yield.

We recognize the fair value of each stock option award as compensation expense on a straight-line basis over the requisite service period, which is typically four years. We have elected to account for forfeitures as they occur and initially record stock-based compensation expense assuming all option holders will complete the requisite service period. If an employee forfeits an award because they fail to complete the requisite service period, we will reverse previously recognized stock-based compensation expense in the period the award is forfeited.

Our restricted stock units entitle the holder to receive a number of shares of our common stock. The majority of our restricted stock units are subject to both service-based vesting conditions and performance conditions. We establish the fair value of each restricted stock unit based on the grant-date fair value of the underlying shares of our common stock. Our accounting for restricted stock units also requires that we evaluate the probability of achievement of applicable performance conditions. When we conclude that the achievement of a performance condition is not probable, we do not recognize any compensation cost for the restricted stock unit. We continually reevaluate the probability of achievement of performance conditions. If we subsequently determine the achievement of a performance condition is probable, we will be required to record a “catch-up” of previously unrecognized stock-based compensation expense, subject to any applicable time-based vesting.

We have also issued warrants to purchase common stock to employees and service providers in exchange for services to the Company and we determined that those warrants should be accounted for as equity- classified awards. We determined the fair value of these warrants at the date of issuance using the Black-Scholes option pricing model, based on the variables and assumptions discussed above, and recognized the fair value as stock-based compensation expense in our statements of operations and comprehensive loss.

We classify stock-based compensation expense in our statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain employees.

Income Taxes

We account for income taxes using the asset and liability method, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We recognize the effect of a change in tax laws on deferred tax assets and liabilities in our results of operations in the period the new laws are enacted. We record a valuation allowance to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

We recognize liabilities for uncertain tax positions based on a two-step process regarding recognition and measurement. We recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the local taxing authorities based on the technical merits of the position. We measure the amount of tax benefits recognized in the financial statements from such positions based on the largest benefit greater than 50% likely to be realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement of an uncertain tax position are reflected in our statements of operations in the period in which the change in estimate occurs, based on new information not previously available. As of June 30, 2023 and September 30, 2022, we have not identified any uncertain tax positions.

Valuation of Acquisition-Related Intangible Assets

We have acquisition-related intangible assets consisting of developed technology and customer relationships. We record amortization expense associated with these definite-lived acquisition-related intangible asset based on the estimated useful lives of the underlying acquisition-related intangible assets. We also review our acquisition-related intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes our regular review of our operating performance for indicators of impairment. Factors considered important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, or a significant change in the manner of the use of the acquisition-related intangible assets.

We perform impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of the acquisition-related intangible asset is determined by comparing the forecasted undiscounted cash flows attributable to such acquisition-related intangible asset, including any cash flows upon their eventual disposition, to its carrying value. If the carrying value of the acquisition-related intangible asset exceeds the forecasted undiscounted cash flows, then the acquisition-related intangible asset is written down to its fair value.

Our impairment tests require that we apply judgment in estimating the amount and timing of future cash flows, discount rates, asset fair values and the expected useful lives of the acquisition-related intangible assets. To make these judgments, we may use internal undiscounted cash flow estimates, quoted market prices (if available), or other available data.

We did not record any impairment charges during the nine months ended June 30, 2023 and 2022. However, future cash flows may vary from what was expected, or assumptions and estimates we use in the fair value calculations may change, including those assumptions relating to the duration and severity of supply chain disruptions causing delays in shipments in our connectivity business, changes to backlog with our largest customer or other factors. Any such changes in assumptions or estimates could change the estimates of future cash flows we use to estimate fair values and could result in a decline in the estimated fair value of related assets. Such a decline in our estimates of the fair values of assets may result in future impairment charges.

Internal Control Over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

●	We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of personnel with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, our insufficient complement of personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.
●	We did not design and maintain an effective risk assessment process at a precise enough level to identify new and evolving risks of material misstatement in our financial statements. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to our risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

●	We did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over (i) the preparation and review of account reconciliations and journal entries, (ii) maintaining appropriate segregation of duties, (iii) determining the appropriate grant date for stock options and evaluating the assumptions used within our Black-Scholes model to determine the fair value of option grants, and (iv) the review of the completeness and accuracy of the income tax provision and related disclosures. Additionally, we did not design and maintain controls over the classification and presentation of accounts and disclosures in our financial statements and to ensure revenue transactions are recorded in the correct period.
●	We did not design and maintain effective controls to identify and account for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP of such transactions. Specifically, we did not design and maintain effective controls to (i) timely identify, account for and value business combinations and asset acquisitions, including the associated tax implications and (ii) timely identify, account for and value our financing arrangements.

These material weaknesses resulted in adjustments related to revenue, accrued expenses, general and administrative expenses, inventory, costs of products sold, the accounting for and classification of redeemable convertible preferred stock, founders preferred and common stock, stock-based compensation expense, other current assets, income tax expense and deferred tax liabilities, and related accounts to these adjustments, and the purchase price allocation for our business combination disclosed in the annual audited financial statements as of and for the years ended September 30, 2022 and 2021.

●	We did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel, (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored, and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately. These deficiencies did not result in a misstatement to our financial statements.

Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected.

We have begun implementation of a plan to remediate the material weaknesses described above. Those remediation measures will include (i) hiring additional accounting and IT personnel to bolster our technical reporting, transactional accounting and IT capabilities; (ii) designing and implementing controls to formalize roles and review responsibilities and designing and implementing controls over segregation of duties; (iii) designing and implementing controls to identify and evaluate changes in our business and the impact on our internal control over financial reporting; (iv) designing and implementing controls to identify, account for, and value non-routine, unusual or complex transactions; (v) designing and implementing formal accounting policies, procedures and controls supporting our financial close process, including controls over account reconciliations and journal entries; (vi) designing and implementing controls over determining the appropriate grant date for stock options and evaluating the assumptions used within the Black-Scholes model; (vii) designing and implementing controls over the completeness and accuracy of the income tax provision and related disclosure; (viii) designing and implementing controls over the classification and presentation of accounts and disclosures in our financial statements and to ensure revenue transactions are recorded in the correct period; (ix) implementing a more sophisticated IT system, and (x) designing and implementing IT general controls.

We are working to remediate the material weaknesses as efficiently and effectively as possible. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, will result in us incurring significant costs and will place significant demands on our financial and operational resources.

While we are designing and implementing measures to remediate our existing material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate any of the deficiencies in our internal control over financial reporting, or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, personnel, IT systems and applications, or other factors. Any failure to design or maintain effective internal control over financial reporting or any difficulties encountered in their implementation or improvement could increase compliance costs, negatively impact share trading prices, or otherwise harm our operating results or cause us to fail to meet our reporting obligations. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses, our ability to record, process, summarize and report information within the time periods specified in the rules and forms of the SEC could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of New Mobix Labs’ Class A Common Stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

We are expected to be required to conclude on the effectiveness of our internal control over financial reporting starting in fiscal year 2024. Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act, or as a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, in which case our independent registered public accounting firm could not issue an unqualified opinion related to the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting and our independent registered public accounting firm is unable to issue an unqualified opinion related to the effectiveness of our internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of New Mobix Labs’ Class A Common Stock.

Emerging Growth Company

We expect to be an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Smaller Reporting Company

Additionally, Chavant is, and following the Transaction, New Mobix Labs will be, a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the last business day of our second fiscal quarter, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our second fiscal quarter. New Mobix Labs may continue to be a smaller reporting company even after we are no longer an emerging growth company.

Recent Accounting Pronouncements

On October 1, 2022, we adopted Accounting Standards Codification (ASC) 842, Leases, using the modified retrospective method. Under the new standard, we determine if an arrangement is a lease at its inception and record a right-of-use-asset asset and liability for identified leases at the lease commencement date based on the present value of lease payments over the lease term. The adoption of this new accounting standard resulted in us recording lease assets and lease liabilities of approximately $1.2 million and $1.9 million to our balance sheet upon adoption, respectively.

See Note 2 “Summary of Significant Accounting Policies” in the annual audited financial statements and unaudited condensed financial statements included elsewhere in this proxy statement/prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

CERTAIN MOBIX LABS RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes summaries of transactions or agreements since January 1, 2020 to which Mobix Labs has been a party, in which the amount involved exceeded or will exceed $120,000 or one percent of the average of the total assets at year-end for the last two completed fiscal years, and in which any of its executive officers or directors (including nominees for election as directors of New Mobix), or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Mobix Labs’ Executive Compensation.”

Promissory Note

On August 6, 2020, Mobix Labs borrowed a total of $250,000 from Mr. Giuseppe Battaglia, who is the brother of Mr. Fabrizio Battaglia, the Company’s Chief Executive Officer, under an unsecured promissory note bearing interest at 12%, compounded annually, through its September 7, 2020 maturity date. On September 3, 2020, the note was converted into a subscription agreement whereby Mr. Giuseppe Battaglia received 490,196 shares (28,835 shares after giving effect to a 1:17 reverse stock split on February 1, 2021) for his loan of $250,000.

On December 8, 2021, Mobix Labs borrowed a total of $525,000 from Mr. Giuseppe Battaglia under an unsecured promissory note bearing interest at 6%, compounded annually, through its February 21, 2022 maturity date. This note has been fully repaid.

On April 22, 2022, Mobix Labs borrowed a total of $400,000 from Mr. Giuseppe Battaglia, under an unsecured promissory note bearing interest at 18%, compounded annually, through its June 30, 2022 maturity date. The proceeds from the note were used for general corporate purposes. As of June 30, 2023, the principal balance in the amount of approximately $344,000 and related accrued interest in the amount of approximately $56,000 remained outstanding.

Additionally, on August 3, 2023, Mobix Labs issued a promissory note having a principal balance of $100,000 to Mr. James Peterson, the company’s director. The note, which matured on August 22, 2023, did not bear interest and was unsecured. In connection with the note, Mobix Labs agreed to issue the purchaser warrants to purchase 2,924 shares of Mobix Labs Common Stock at an exercise price of $6.84 per share.

Equity Financing

In February 2021, in connection with the offer and sale of Mobix Labs Series A Preferred Stock, Mobix Labs issued 1,449,276 shares of Mobix Labs Series A Preferred Stock at a purchase price of $1.38 per share for an aggregate purchase price of approximately $2,000,001 and an option (the “Peterson Option”) to purchase an aggregate of 1,796,408 shares of the Mobix Labs Common Stock at a purchase price of $1.67 per share to Mr. James Peterson, the company’s director. Additionally, Mobix Labs issued 217,392 shares of Mobix Labs Series A Preferred Stock at a purchase price of $1.38 per share for an aggregate purchase price of approximately $300,001 and an option (the “Goerner Option”) to purchase an aggregate of 239,521 shares of Mobix Labs Common Stock at a purchase price of $1.67 per share to Mr. Frederick Goerner, the company’s director.

In multiple closings in 2021, Mobix Labs entered into various subscription agreements pursuant to which Mobix Labs issued an aggregate of: (i) 2,059,566 shares of Mobix Labs Common Stock for an aggregate purchase price of $4,100,001 to Mr. Peterson, which included the exercise of the Peterson Option, and (ii) 263,445 shares of Mobix Labs Common Stock for an aggregate purchase price of $500,002 to Mr. Goerner, which included the exercise of the Goerner Option.

In 2022, Mobix Labs entered into subscription agreements with Mr. Elijah Gautney, Mr. Peterson’s son, and Mr. Peterson. Pursuant to each of these subscription agreements, Mobix Labs issued 14,619 and 153,508 shares of Mobix Labs Common Stock at a purchase price of $6.84 per share for an aggregate purchase price of $99,993.96 and $1,049,994.72 to Mr. Gautney and Mr. Peterson, respectively.

Additionally, in 2022, Mobix Labs entered into subscriptions agreements with each of Mr. Don Goerner, Mr. Jason Goerner and Ms. Sara Van Klaveren, who are the brother, son and daughter, respectively, of a Mobix Labs’ director, Mr. Frederick Goerner. Pursuant to each of these subscription agreements, Mobix Labs issued 1,000 shares of Mobix Labs Common Stock to each of Mr. Don Goerner, Mr. Jason Goerner and Ms. Sara Van Klaveren at a purchase price of $6.84 per share for an aggregate purchase price of $68,400 for each of them.

Stockholder Agreements

In connection with the subscription agreements entered into by Mr. Peterson and Mr. Goerner, Mobix Labs entered into a stockholder agreement and a voting agreement with each of Mr. James Peterson and Mr. Goerner. The stockholder agreement provided for customary rights of first refusal and co-sale in respect of certain sales of Mobix Labs Common Stock. The parties to the voting agreement agreed to vote in a certain way on certain matters, including but not limited to, the election of directors of Mobix Labs and to increase the number of authorized shares of capital stock as approved by the Mobix Labs Board. Both the stockholder agreement and voting agreement also provided for certain drag-along rights in connection with the sale of Mobix Labs. All of these rights and the respective agreements will terminate upon Closing.

SAFE Agreement

In April 2022, Mobix Labs entered into a SAFE agreement with Mr. James Aralis pursuant to which Mobix Labs received funding of $150,000 in exchange for agreement to issue Mr. Aralis shares of Mobix Labs Capital Stock upon the occurrence of certain events. The number of shares issuable upon conversion is dependent upon a number of factors, including the prices at which Mobix Labs may sell its equity securities in the future, the Mobix Labs’ capitalization and the occurrence of certain events. The SAFE also requires cash settlement by Mobix Labs in certain circumstances, such as in the event of a liquidation or dissolution of Mobix Labs.

Indemnification

Mobix Labs has entered into indemnification agreements with Mr. Fabrizio Battaglia, its Chief Executive Officer and Mr. Keyvan Samini, its Chief Financial Officer, and New Mobix Labs plans on entering into new indemnification agreements, with each of its directors and executive officers. The indemnification agreements will provide that New Mobix Labs will indemnify each of its directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as a director or officer of New Mobix Labs, to the fullest extent permitted by Delaware law, the Proposed Charter and the Proposed Bylaws.

The Proposed Charter of the New Mobix Labs, which will be effective upon the completion of the Transaction, will contain a provision limiting the liability of directors and certain officers of New Mobix Labs for monetary damages for breach of fiduciary duty, and the Proposed Bylaws, which will be effective upon the completion of the Transaction, will provide that New Mobix Labs will indemnify each of its present and former directors and officers in those capacities or for serving other business enteprises at its request, to the fullest extent permitted under Delaware law. In addition, the Proposed Bylaws will provide that, to the fullest extent permitted by Delaware law, New Mobix Labs will advance all expenses incurred by its present and former directors and officers in connection with a legal proceeding involving his or her status as a director or officer of New Mobix Labs, except that present directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification. See the section titled “Description of New Mobix Labs’ Securities — Limitation on Liability and Indemnification of Directors and Officers” for information on the indemnification provisions of the Proposed Charter and Proposed Bylaws.

Guarantee of Loan

On October 19, 2023, Mobix Labs borrowed $150,000 from an unrelated finance company, which loan is secured by substantially all assets of Mobix Labs and is guaranteed by Keyvan Samini, the President, Chief Financial Officer, General Counsel and a director of Mobix Labs. The loan matures in November 2024, with principal and interest payable in weekly installments. Mobix Labs is obligated to pay a finance charge of $66,000 over the term of the loan.

Related Person Transaction Policy Following the Transaction

Upon the consummation of the Transaction, it is anticipated that the New Mobix Labs Board will adopt a written policy for the identification, review, approval and ratification of transactions involving related persons that conforms with the requirements for issuers having securities listed on Nasdaq. Under the policy, New Mobix Labs’ audit committee is expected to serve as the approval authority for transactions with related persons, provided that, if the related person is, or is associated with, a member of the audit committee, a special committee of independent directors who are disinterested with respect to such related person will serve as the approval authority for such transaction. New Mobix Labs’ legal personnel will compile and maintain a master list of related persons, disseminate the master list to function and department leaders, the Chief Financial Officer and individuals responsible for accounts payable and accounts receivable, and contracting personnel. Any transaction that New Mobix Labs or any of its subsidiaries intends to undertake with a related person will be submitted to the compliance officer for the policy for determination of what approvals are required under the policy, and the compliance officer will refer to the approval authority any transaction with a related person he or she determines should be considered for evaluation by the approval authority consistent with the policy. If the compliance officer becomes aware of a transaction with a related person that has not been previously approved or previously ratified under the policy that required such approval, the transaction will be submitted promptly to the approval authority for review.

Although Mobix Labs has not had a written policy for the review and approval of transactions with related persons, the Mobix Labs Board has historically reviewed and approved any transaction where a director or officer had a financial interest. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to the Mobix Labs Board. The Mobix Labs Board would then take this information into account when evaluating the transaction and in determining whether such transaction was fair to Mobix Labs and in the best interest of all of the Mobix Labs Stockholders.

INFORMATION ABOUT CHAVANT

References in this section to “we”, “our”, “us”, the “Company” or “Chavant” generally refer to Chavant Capital Acquisition Corp.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on March 19, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

On July 22, 2021, we consummated our IPO of 8,000,000 Units. Each Unit consists of one Ordinary Share and three-fourths of one redeemable Public Warrant. Each whole Public Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds, before expenses, of $80,000,000. Prior to the consummation of the Chavant IPO, on April 7, 2021, we issued 2,875,000 Founder Shares, for which the Sponsor paid $25,000. On June 25, 2021, the Sponsor sold an aggregate of 422,581 of such Founder Shares to the underwriters for a purchase price of $3,675. On July 19, 2021, we reduced the offering size of the IPO, and 575,000 Founder Shares were surrendered to us for cancellation for no consideration, resulting in 2,300,000 Founder Shares outstanding. On September 5, 2021, the underwriters’ over-allotment option expired unexercised, resulting in the forfeiture of an additional 300,000 Founder Shares.

Simultaneously with the closing of the Chavant IPO, pursuant to the Private Placement Warrants Purchase Agreement, dated July 19, 2021, by and between us and the Sponsor, and the Private Placement Warrants Purchase Agreement, dated July 19, 2021, by and among us, Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC and their respective permitted designees (collectively, the “Representative Designees”), we completed the private sale of 3,400,000 Private Warrants to the Sponsor and the Representatives’ designees at a purchase price of $1.00 per Private Warrant, generating gross proceeds to us of $3,400,000. The Private Warrants are identical to the Public Warrants included as part of the Units sold in the Chavant IPO, except that the Private Warrants, so long as they are held by the initial purchasers or their permitted transferees, (i) are not redeemable by us, (ii) may not (including the Ordinary Shares issuable upon exercise of the Private warrants), subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination, (iii) may be exercised on a cashless basis and (iv) are entitled to registration rights. No underwriting discounts and commissions were paid with respect to such sale. The issuance of the Private Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

After deducting the underwriting discounts and commissions and incurred offering costs, a total of $80,000,000 of the proceeds from the Chavant IPO and the proceeds of the sale of the Private Warrants was placed in the Trust Account at J.P. Morgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our taxes and up to $100,000 of interest to pay dissolution expenses, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of our initial business combination, (ii) the redemption of any of Public Shares properly submitted in connection with a shareholder vote to amend our Existing Charter (A) to modify the substance or timing of our obligation to redeem 100% of the Public Shares if we do not complete our initial business combination by January 22, 2024 (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Existing Charter) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) the redemption of the Public Shares if we are unable to complete our initial business combination by January 22, 2024 (or by the end of any such extended period of time), subject to applicable law. As described under “Chavant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” Chavant has obtained shareholder approval to extend the date by which Chavant must consummate an initial business combination from July 22, 2022 to January 22, 2024, and funds were released from the Trust Account to redeem certain Public Shares in connection therewith and in connection with an earlier extension. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders. The proceeds held in the Trust Account have been, and will be, invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations.

On July 14, 2022, the Company held an extraordinary general meeting and obtained shareholder approval of the extension of the date by which the Company must consummate an initial business combination from July 22, 2022 (which is 12 months from the closing of the IPO) to January 22, 2023 by amending the Company’s Existing Charter. Certain Chavant shareholders holding

7,046,967 Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $70,573,278 (approximately $10.01 per share) was deducted from the Trust Account to pay such holders. In connection with the extension, Chavant agreed to deposit $31,450 (at a rate of $0.033 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by January 22, 2023.

On January 6, 2023, the Company held a second extraordinary general meeting and obtained shareholder approval of the extension of the date by which the Company must consummate an initial business combination from January 22, 2023 to July 22, 2023 by amending the Company’s Existing Charter. Certain Chavant shareholders holding 96,991 Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $1,004,600 (approximately $10.36 per share) was deducted from the Trust Account to pay such holders. In connection with the extension, Chavant agreed to deposit $42,802 (at a rate of $0.05 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by July 22, 2023.

On July 18, 2023, the Company held a third extraordinary general meeting and obtained shareholder approval of the extension of the date by which the Company must consummate an initial business combination from July 22, 2023 to January 22, 2024 by amending the Company’s Existing Charter. Certain Chavant shareholders holding 77,130 Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $841,807 (approximately $10.91 per share) was deducted from the Trust Account to pay such holders. In connection with the extension, Chavant agreed to deposit $38,946 (at a rate of $0.05 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by January 22, 2024. Following the redemptions of the Public Shares described above, the 2,000,000 Founder Shares that remain outstanding represented 72.0% of the Company’s issued and outstanding ordinary shares.

If the Company is unable to complete its initial business combination by January 22, 2024 (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Existing Charter) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete its initial business combination within the Combination Period.

Effecting Our Initial Business Combination

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time. We intend to effectuate our initial business combination using cash held in the Trust Account, our equity, debt or a combination of these as the consideration to be paid in our initial business combination. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses. With respect to the Transaction, for example, you should review the risks described in “Risk Factors — Risks Related to Mobix Labs’ Business and Industry,” “Proposal No. 1 — The Transaction Proposal — The Transaction — Chavant’s Board of Directors’ Reasons for the Approval of the Transaction.”

If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our ordinary shares, we may use the balance of the cash released to us from the Trust Account upon the consummation of the Transaction for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

Selection of Target Businesses

Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of our initial business combination (including with the assistance of financial advisors), we will obtain an opinion from an independent investment banking firm that is a member of FINRA or a valuation or appraisal firm with respect to the satisfaction of such criteria. We anticipate structuring our initial business combination so that the post-transaction company in which our Public Shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. However, we may structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity securities of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

In evaluating a prospective target business, we expect to conduct a thorough due diligence review that will encompass, among other things, meetings with incumbent management and employees, document reviews and inspection of facilities, as well as a review of financial and other information that will be made available to us. We will also utilize our operational and capital planning experience. If we determine to move forward with a particular target, we will proceed to structure and negotiate the terms of the business combination transaction.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of, and negotiation with, a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination. We will not pay any consulting fees to members of our management team, or any of their respective affiliates, for services rendered to or in connection with our initial business combination.

As described throughout this proxy statement/prospectus, on November 15, 2022, the Company and Mobix Labs entered into a Business Combination Agreement. For more information about the Business Combination Agreement, see the section entitled “The Business Combination Agreement.”

Employees

We currently have two officers: Dr. Ma and Michael Lee. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Our management has broad discretion with respect to the specific application of the net proceeds of the Chavant IPO and the sale of Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. Our plans to raise capital or to complete a business combination may not be successful.

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Jiong Ma	59	Chief Executive Officer, President and Director
André-Jacques Auberton-Hervé	62	Chairman of the Board of Directors
Michael Lee	47	Chief Financial Officer
Karen Kerr	55	Director
Bernhard Stapp	67	Director
Patrick J. Ennis	60	Director

Dr. Jiong Ma has been our Chief Executive Officer and President since March 2021 and has served as a director since July 2021. Dr. Ma currently serves as Chairwoman of board of Anavex Life Sciences Corp. (Nasdaq: AVXL), a lead independent director of SES AI Corporation (NYSE: SES), and LinKinVax, a biotech company and a spin-off from the Vaccine Research Institute in France. From 2008 to October 2020, Dr. Ma served as Senior Partner and a member of the investment committee at Braemar. While at Braemar, Dr. Ma has led investments in companies involved in either resource efficiency, e-mobility, industrial digitalization, renewable energy, and deep tech. From 2004 to 2008, Dr. Ma was an investment professional with the venture capital arm of 3i, a global private equity firm, where she led investments across multiple stages in technology and media, digital health and cleantech. From 1997 to 2004, Dr. Ma held numerous senior positions at Lucent Technologies and Nortel Networks, where she was responsible for portfolio strategy, product development and research and development. In 2000, Dr. Ma co-founded Onetta Inc., an optical networking company, which was acquired by Bookham Technology in 2004. Dr. Ma holds a PhD in Electrical and Computer Engineering from the University of Colorado at Boulder, an MS in Electrical Engineering from Worchester Polytechnic Institute, and a BS in Physics from Lanzhou University in China. Dr. Ma is also a Kauffman Fellow.

Dr. André-Jacques Auberton-Hervé has served as the Chairman of our board of directors since July 2021. Dr. Auberton-Hervé serves as Chairman Emeritus of Soitec, a leader in Silicon-On-Insulator (SOI) technologies with a market capitalization of over $6 billion and a constituent company in the CAC Mid 60 Index, which he co-founded in 1992 out of a government laboratory and took public in Paris on the Euronext Stock Exchange in 1999. Serving for 23 years as Soitec’s President and Chief Executive Officer from July 1992 to January 2015, Dr. Auberton-Hervé was responsible for overseeing the company’s strategic, operational and financial activities that spanned across ten countries with five manufacturing facilities in Europe, Asia and the U.S. Dr. Auberton-Herve is the founder of 4A Consulting & Engineering, which provides strategic advice and consulting services with respect to renewable energy and digital innovation, and has served as its President and CEO since its founding in July 2015. Dr. Auberton-Hervé is co-founder of LinKinVax, a biotech company and a spin-off of the Vaccine Research Institute in France, and has served as President and CEO since its founding in November 2020. In 2016, he became an operating partner of C4 Ventures, a European venture capital fund founded by Pascal Cagni (VP & GM EMEIA, Apple Inc., 2000-2012). In February 2018, he founded ATAJ, a company that he manages and that operates as advisor to Sofinnova Partners, a French venture capital fund, and its Sofinnova IT FPCI fund. Since January 2018, Dr. Auberton-Hervé has served as Chairman of the board of Bionik Laboratories Corp. In 2013, Dr. Auberton-Hervé was elected as Chairman of International Board of Directors of SEMI, the preeminent global industry association representing the electronics manufacturing industries. Dr. Auberton-Hervé is a recipient of numerous industry accolades, including the Audacity in Creativity Award from French President Jacques Chirac and the INSEAD Entrepreneurship Prize. Dr. Auberton-Hervé holds a doctorate degree with distinction in Physics from Ecole Centrale de Lyon. He is also a knight of the French Legion d’Honneur and the Ordre national du Mérite.

Michael Lee has been our Chief Financial Officer since March 2021. Mr. Lee has over 22 years of experience in private equity and finance. He is currently the managing member of New Highland LLC, a finance consultancy for start-ups which he joined in 2013. Previously, from 2001 to 2013, Mr. Lee was a Director at Lincolnshire Management, a private equity firm, where he managed acquisitions and corporate divestitures and served in officer and board member roles of portfolio companies. Mr. Lee started his career at the merchant banking division of Wachovia Bank. He received a BA in Economics, magna cum laude, from Princeton University.

Dr. Patrick Ennis has served as a director of the Company since July 2021. Dr. Patrick Ennis has over 30 years of experience as a scientist, engineer, businessman and venture capitalist. Since April 2019, Dr. Ennis has been a Venture Partner at Madrona Venture Group, a venture capital and private equity group focused on early-stage technology companies. Since April 2016, Dr. Ennis has served as a Director at Wipro Limited (NYSE: WIT), a global information technology, consulting and business process services company. From 2008 to March 2019, Dr. Ennis served as Global Head of Technology at Intellectual Ventures, a private equity firm specializing in invention, where he had responsibility for incubation, seed investments and technology commercialization, along with primary responsibility for investments in Asia. In January 2016, Dr. Ennis was the co-founding CTO of Xinova, a pioneer in global innovation market networks, and served as its CTO from inception to March 2019. From June 1998 to March 2008, Dr. Ennis was a Managing Director of ARCH Venture Partners, an early-stage venture firm, where he led seed and early-stage investments. He led the firm’s investments in Impinj (Nasdaq: PI) and Innovalight (acquired by DuPont). During his career, he has served on the boards of more than 20 venture-backed companies including Impinj, Innovalight, Kotura (acquired by Mellanox) and Artificial Muscle (acquired by Bayer Material Science). Prior to joining ARCH Venture Partners, Dr. Ennis held positions with Lucent Technologies, AT&T, and Bell Labs, where he led engineering projects for software development, speech recognition, network design and operations. Prior to Bell Labs, Dr. Ennis conducted research in Nuclear Physics at national and government laboratories in North America and Europe for seven years. Dr. Ennis is currently a Fellow at the Potomac Institute, a member of the University of Helsinki’s Commercialization Advisory Board, a member of the advisory board of Cybereason, a private global cybersecurity company, and an advisor to various companies in the defense industry. Dr. Ennis earned a Ph.D. and MS in Physics from Yale, an MBA from Wharton, and a BS in Math and Physics from the College of William & Mary where he was elected to Phi Beta Kappa. Dr. Ennis is a Kaufman Fellow.

Dr. Karen Kerr has served as a director of the Company since July 2021. Dr. Kerr has over 25 years of experience in venture capital and technology investing. In May 2019, Dr. Kerr founded Exposition Ventures, a venture capital firm where she also serves as Managing Director. From April 2014 to April 2019, Dr. Kerr served as Executive Managing Director at GE Ventures, where she led investments in advanced manufacturing, supply chain technology, logistics, and enterprise software. Between 1996 and 2005, Dr. Kerr was a Managing Director at ARCH Venture Partners, where she helped grow assets under management to over $1 billion. Dr. Kerr has served as a director at Intellectual Ventures, and Senior Director of New Ventures and Alliances at the University of Southern California. Dr. Kerr started her career at Patricof & Co. and is a member of the Charter Class of Kauffman Fellows. Dr. Kerr is active on multiple boards, including the Kauffman Fellows, mHub, ORAU, the Clean Energy Trust and the Bryn Mawr College Board of Trustees. Dr. Kerr serves on the University of Chicago Physical Sciences Division and the Institute of Molecular Engineering Advisory Committees. Previously, Dr. Kerr served on the National Science Foundation’s Advisory Committee for the Small Business Innovative Research Program and on the National Institute for Standards and Technologies Visiting Committee on Advanced Technologies. Dr. Kerr earned a Ph.D. in Physical Chemistry from the University of Chicago and an A.B. in Chemistry from Bryn Mawr College. Dr. Kerr has been recognized as a Corporate Venture Capital Rising Star, a Crain’s Chicago Business Tech 50, one of LA’s Top Innovators, Crain’s Chicago Business 40 Under 40, and C200 Women Business Leaders.

Dr. Bernhard Stapp has served as a director of the Company since July 2021. Dr. Bernhard Stapp has served as President of CS-management GmbH, which provides consulting and advisory services to companies and investment firms with a focus on LED, OLED, photonics, cleantech and electronics materials, since November 2011. Between 2009 and 2011, Dr. Stapp served as Senior Vice President of Solid-State Lighting at OSRAM Licht AG, a global leader in optics and LED technology. Between 2001 and 2009, Dr. Stapp served in numerous roles at OSRAM Opto Semiconductors AG, including Chief Technology Officer and General Manager for LED and OLED components. Dr. Stapp began his career at Siemens AG where his roles included Head of Materials and Manufacturing, Group Leader of Functional Thin Films, and roles as Senior Scientist within the optical fiber, UV and ultrasound divisions. Dr. Stapp earned a Ph.D. in Metal Organics and a BS in Chemistry from the University Ulm in Germany.

Number and Terms of Office of Officers and Directors

Our board of directors consists of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with Nasdaq rules, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. Without giving effect to modifications to the composition of our board of directions in connection with the Transaction, (i) the term of office of the first class of directors, consisting of Dr. Ennis and Dr. Stapp, will expire at our first annual general meeting; (ii) the term of office of the second class of directors, consisting of Dr. Auberton-Hervé and Dr. Kerr, will expire at the second annual general meeting; and (iii) the term of office of the third class of directors, consisting of Dr. Ma, will expire at the third annual general meeting.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to our Existing Charter.

Executive Officers and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us, except that we pay, and have paid, New Highland, LLC, of which our Chief Financial Officer is the managing member, for consulting services and the preparation of our financial statements for the period commencing March 1, 2021 until the consummation of our initial business combination as follows: (i) $10,000 for the preparation of the financial statements included in the registration statement filed in connection with the IPO; (ii) $5,000 for the preparation of the financial statements filed in our Current Report on Form 8-K following the completion of the Chavant IPO; (iii) $5,000 for the preparation of financial statements for each of our Quarterly Reports on Form 10-Q; and (iv) $10,000 for the preparation of financial statements for each of our Annual Reports on Form 10-K. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that are made to our sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. In addition, Dr. Ma is expected to serve on the board of directors of the combined company if the Transaction is completed, and she may receive compensation in that capacity. We have not established any limit on the amount of such fees or other compensation that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Director Independence

Nasdaq’s listing standards require that a majority of our board of directors be independent within one year of our IPO. Our board of directors has determined that Dr. Kerr, Dr. Ennis and Dr. Stapp are “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Dr. Kerr, Dr. Ennis and Dr. Stapp serve as members of our audit committee. Under Nasdaq’s listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent, subject to certain exceptions. Dr. Kerr, Dr. Ennis and Dr. Stapp are independent.

Dr. Kerr serves as the chairman of the audit committee. Each member of the audit committee is financially literate and our board of directors has determined that Dr. Kerr qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

●	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;
●	monitoring the independence of the independent registered public accounting firm;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;
●	appointing or replacing the independent registered public accounting firm;
●	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;
●	monitoring compliance on a quarterly basis with the terms of the IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the IPO; and
●	reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

A copy of our audit committee charter is publicly available on our website at https://chavantcapital.com/investor-relations/. Information contained on our website is not incorporated into this proxy statement/prospectus.

Compensation Committee

We have established a compensation committee of our board of directors. The members of our compensation committee are Dr. Kerr and Dr. Ennis, and Dr. Ennis serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
●	reviewing and approving the compensation of all of our other Section 16 executive officers;
●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC. A copy of our compensation committee charter is publicly available on our website at https://chavantcapital.com/investor-relations/. Information contained on our website is not incorporated into this proxy statement/prospectus.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Nasdaq Rule 5605(e)(2), a majority of the independent directors may recommend a director nominee for selection by our board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Dr. Kerr, Dr. Stapp and Dr. Ennis. In accordance with Nasdaq Rule 5605(e)(1)(A), all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting of the company (or, if applicable, an extraordinary general meeting of the company). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Code of Ethics

We have adopted a Code of Ethics that applies to our directors, officers and employees. A copy of our Code of is publicly available on our website at https://chavantcapital.com/investor-relations/. Information contained on our website is not incorporated into this proxy statement/prospectus. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Legal Proceedings

As of the date of this proxy statement/prospectus, to the knowledge of our management, there was no material litigation, arbitration or governmental proceeding pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.

Periodic Reporting and Audited Financial Statements

Chavant has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual, quarterly and current reports with the SEC. Chavant’s filings with the SEC are available on the SEC website (http://www.sec.gov), which the SEC maintains for reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

CHAVANT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Chavant’s financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting Chavant’s current expectations, estimates and assumptions concerning events and financial trends that may affect Chavant’s future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

References in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chavant” section to the “Company,” “us,” “our” or “we” refer to Chavant.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on March 19, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, the Company is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

Chavant’s Initial Public Offering

On July 22, 2021, we consummated our IPO of 8,000,000 Units. Each Unit consists of one Ordinary Share and three-fourths of one redeemable Public Warrant. Each whole Public Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds, before expenses, of $80,000,000. Prior to the consummation of the Chavant IPO, on April 7, 2021, we issued 2,875,000 Founder Shares, for which the Sponsor paid $25,000. On June 25, 2021, the Sponsor sold an aggregate of 422,581 of such Founder Shares to the underwriters for a purchase price of $3,675. On July 19, 2021, we reduced the offering size of the IPO, and 575,000 Founder Shares were surrendered to us for cancellation for no consideration, resulting in 2,300,000 Founder Shares outstanding. On September 5, 2021, the underwriters’ over-allotment option expired unexercised, resulting in the forfeiture of an additional 300,000 Founder Shares. As a result, a total of 2,000,000 Founder Shares remain outstanding.

Simultaneously with the closing of the Chavant IPO, pursuant to the Private Placement Warrants Purchase Agreement, dated July 19, 2021, by and between us and the Sponsor, and the Representative Designees’ Private Placement Warrants Purchase Agreement, dated July 19, 2021, by and between us and the Representatives’ designees in the Chavant IPO, we completed the private sale of 3,400,000 Private Warrants to the Sponsor and the Representatives’ designees at a purchase price of $1.00 per Private Warrant, generating gross proceeds to us of $3,400,000. The Private Warrants are identical to the Public Warrants included as part of the Units sold in the Chavant IPO, except that the Private Warrants, so long as they are held by the initial purchasers or their permitted transferees, (i) are not redeemable by us, (ii) may not (including the Ordinary Shares issuable upon exercise of the Private Warrants), subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination, (iii) may be exercised on a cashless basis and (iv) are entitled to registration rights. No underwriting discounts and commissions were paid with respect to such sale. The issuance of the Private Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

After deducting the underwriting discounts and commissions and incurred offering costs, a total of $80,000,000 of the proceeds from the Chavant IPO and the proceeds of the sale of the Private Warrants was placed in the Trust Account at J.P. Morgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our taxes and up to $100,000 of interest to pay dissolution expenses, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of our initial business combination, (ii) the redemption of any of Public Shares properly submitted in connection with a shareholder vote to amend our Existing Charter (A) to modify the substance or timing of our obligation to redeem 100% of the Public Shares if we do not complete our initial business combination by January 22, 2024 (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Existing Charter) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) the redemption of the Public Shares if we are unable to complete our initial business combination by January 22, 2024 (or by the end of any such extended time period), subject to applicable law. As described under “Chavant’s Management’s Discussion and Analysis of Financial Condition and

Results of Operations — Liquidity and Capital Resources,” Chavant has obtained shareholder approval to extend the date by which Chavant must consummate an initial business combination from July 22, 2022 to January 22, 2024, and funds were released from the Trust Account to redeem certain Public Shares in connection therewith and in connection with the First Extension Amendment. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders. The proceeds held in the Trust Account have been, and will be, invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations.

Our management has broad discretion with respect to the specific application of the net proceeds of our IPO and the sale of Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination.

After the payment of underwriting discounts and commissions and $458,249 in expenses relating to the Chavant IPO, $1,693,616 of the net proceeds of the Chavant IPO and Private Placement was not deposited into the Trust Account and was retained by us for working capital purposes. In connection with the extensions of the date by which we must consummate an initial business combination approved by our shareholders on July 14, 2022, January 6, 2023 and July 18, 2023, amounts were withdrawn from the Trust Account to redeem ordinary shares of our shareholders who exercised their right to redeem them, as described in “— Liquidity and Capital Resources” below. The remaining net proceeds deposited into the Trust Account are on deposit in the Trust Account earning interest. As of June 30, 2023, there was $9,312,428 in investments and cash held in the Trust Account and $39,880 of cash held outside the Trust Account available for working capital purposes. As of June 30, 2023, no funds had been withdrawn from the Trust Account to pay our income taxes.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete the Transaction will be successful.

Transaction with Mobix Labs

On November 15, 2022, the Company and Mobix Labs entered into a Business Combination Agreement and the Company entered into a subscription agreement with the PIPE Investor in respect of a private placement of 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30 million, as described throughout this proxy statement/prospectus. For more information about the Business Combination Agreement and the PIPE Subscription Agreement, see the sections entitled “The Business Combination Agreement” and “Certain Agreements Related to the Transaction — PIPE Subscription Agreement.”

Second Extension

On January 6, 2023, the Company held a second extraordinary general meeting and obtained shareholder approval of the extension of the date by which the Company must consummate an initial business combination from January 22, 2023 to July 22, 2023 by amending the Company’s Existing Charter. Certain Chavant shareholders holding 96,991 Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $1,004,600 (approximately $10.36 per share) was deducted from the Trust Account to pay such holders. In connection with the extension, Chavant agreed to deposit $42,802 (at a rate of $0.05 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by July 22, 2023. As of June 30, 2023, there were 856,042 remaining Public Shares.

Nasdaq Notice of Non-Compliance With a Continued Listing Rule

On March 23, 2023, we received a notice (the “MVLS Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC that, for the previous 30 consecutive business days, the Market Value of Listed Securities (each as defined in the Nasdaq Listing Rules) (“MVLS”) for our ordinary shares was below the $35 million minimum MVLS requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”). In accordance with the Nasdaq Listing Rules, we had 180 calendar days (i.e., until September 19, 2023) to regain compliance with the MVLS Rule.

In addition, On August 24, 2023, the Company received a notice (the “Minimum Public Holders Notice”) from the Staff, notifying the Company that it currently does not have at least 300 public holders for continued listing on The Nasdaq Capital Market (the “Minimum Public Holders Rule” and, together with the MVLS Rule, the “Rules”). The Minimum Pulibc Holders Notice followed the Company’s communication to the Staff that it was not in compliance with the Minimum Pulibc Holders Rule on August 18, 2023.

The Minimum Public Holders Notice stated that the Company had 45 calendar days to submit a plan to regain compliance with the Minimum Public Holders Rule, which the Company submitted on October 9, 2023.

On September 20, 2023, the Company received a notice of a determination of delisting (the “First Delisting Notice”) from the Staff. The First Delisting Notice referenced the MVLS Notice and stated that the Company had not regained compliance with the MVLS Rule within the required 180-day period and that the ordinary shares and the other listed securities of the Company would be subject to delisting unless the Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). Accordingly, on September 22, 2023, the Company submitted a request for a hearing before the Panel. On September 22, 2023, the Company received a letter from the Staff stating that a hearing has been scheduled for November 9, 2023 (the “Hearing”) and that the Staff’s delisting action referenced in the First Delisting Notice has been stayed pending a final written decision by the Panel.

On October 18, 2023, the Company received an additional notice of a determination of delisting (the “Second Delisting Notice”) from the Staff. The Second Delisting Notice referenced (i) the Hearing and (ii) the Company’s previously reported failure to satisfy the Minimum Public Holders Rule. The Second Delisting Notice stated that the Company’s failure to satisfy the Minimum Public Holders Rule serves as an additional basis for delisting the Company’s ordinary shares and other listed securities and notified the Company that the Panel would consider this matter at the Hearing in rendering a determination regarding the Company’s continued listing on Nasdaq. On October 20, 2023, the Company submitted a plan of compliance to the Staff with respect to the Minimum Public Holders Rule and the MVLS Rule in preparation for the Hearing.

The Company has requested the Staff to grant it an additional 180 days from the date of the Minimum Public Holders Notice to demonstrate compliance with the Rules. The Panel has the authority to grant an additional extension period for compliance, but there can be no assurance that the Company will be granted more time to attempt to comply with the Rules or be able to regain or maintain compliance with Nasdaq listing standards.

Third Extension

On July 18, 2023, the Company held a third extraordinary general meeting and obtained shareholder approval of the extension of the date by which the Company must consummate an initial business combination from July 22, 2023 to January 22, 2024 by amending the Company’s Existing Charter. Certain Chavant shareholders holding 77,130 Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $841,807 (approximately $10.91 per share) was deducted from the Trust Account to pay such holders. In connection with the extension, Chavant agreed to deposit $38,946 (at a rate of $0.05 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by January 22, 2024. As of October 31, 2023, there were 778,912 remaining Public Shares. Following the redemptions of the Public Shares described above, the 2,000,000 Founder Shares that remain outstanding represented 72.0% of the Company’s issued and outstanding ordinary shares.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through June 30, 2023 were organizational activities, those necessary to prepare for the Chavant IPO, and, subsequent to the IPO, the process of evaluating and pursuing an initial business combination. Chavant has evaluated over 80 potential acquisition targets, including targets that were identified by Chavant’s management, advisory partners and representatives. Over the course of such evaluations, Chavant entered into 34 non-disclosure agreements and submitted eight non-binding indications of interest or letters of intent in connection with certain of these acquisition opportunities, including with Mobix Labs.

We do not expect to generate any operating revenues until after the completion of our initial business combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the Chavant IPO. We have incurred, and expect that we will continue to incur, increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, an initial business combination.

Three and Six Months Ended June 30, 2023 and 2022

For the three months ended June 30, 2023, we had a net loss of approximately $258,000, which was driven by operating costs of approximately $309,000, the change in the fair value of the warrant liability of approximately $34,000, approximately $83,000 of unrealized loss on marketable securities held in the Trust Account, and approximately $7,000 from the change in fair value of PIPE

Subscription Agreement as a liability (the “PIPE Derivative Liability”), partially offset by approximately $174,000 of interest earned on marketable securities held in the Trust Account.

For the six months ended June 30, 2023, we had a net loss of approximately $570,000, which was driven by operating costs of approximately $771,000 and approximately $223,000 from the change in fair value of PIPE Derivative Liability, partially offset by approximately $199,000 from the change in the fair value of the warrant liability and approximately $225,000 of interest earned on marketable securities held in the Trust Account.

For the three months ended June 30, 2022, we had a net income of approximately $35,000, which consisted of income of approximately $425,000 derived from the change in the fair value of warrant liabilities and interest earned on marketable securities held in our Trust Account of approximately $36,000, partially offset by operating costs of approximately $426,000.

For the six months ended June 30, 2022, we had a net income of approximately $639,000, which consisted of income of approximately $1,412,000 derived from the change in the fair value of warrant liabilities and approximately $38,000 of interest earned on marketable securities held in the Trust Account, partially offset by operating costs of approximately $811,000.

Year Ended December 31, 2022 and Period From March 19, 2021 (Inception) Through December 31, 2021

For the year ended December 31, 2022, we had a net loss of approximately $776,000, which was driven by operating costs of approximately $1,260,000 and a loss of approximately $1,109,000 from the initial recognition of the PIPE Derivative Liability due to the Make-Whole Features embedded therein (as defined and described in greater detail in Note 6 to Chavant’s audited financial statements included elsewhere in this proxy statement/prospectus), partially offset by income of approximately $43,000 from the change in fair value of the PIPE Derivative Liability (see Note 6 to Chavant’s audited financial statements), approximately $1,332,000 from the adjustment of the fair value of Private Warrant liability and approximately $217,000 of interest earned on marketable securities held in the Trust Account.

From March 19, 2021 (inception) through December 31, 2021, we had net income of approximately $361,000, which consists of income of approximately $1,121,000 derived from the adjustment of the fair value of the Private Warrant liability and interest earned on marketable securities held in our Trust Account of approximately $3,000, partially offset by operating costs of approximately $763,000.

Liquidity and Capital Resources

As of June 30, 2023, there were $9,312,428 in investments and cash held in the Trust Account, $39,880 of cash held outside the Trust Account available for working capital purposes and a working capital deficiency of $1,872,219. As of June 30, 2023, no funds had been withdrawn from the Trust Account to pay the Company’s income taxes.

As of December 31, 2022, there were $9,835,409 in investments and cash held in the Trust Account, $175,788 of cash held outside the Trust Account available for working capital purposes and a working capital deficiency of $844,469. As of December 31, 2022, no funds had been withdrawn from the Trust Account to pay the Company’s income taxes.

As of December 31, 2021, there was $80,002,777 in investments and cash held in the Trust Account and $240,706 of cash held outside the Trust Account available for working capital purposes. As of December 31, 2021, no funds had been withdrawn from the Trust Account to pay the Company’s income taxes.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest will be net of taxes payable, to complete our initial business combination. We may withdraw interest from the Trust Account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our Public Shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

The Company anticipates that the cash held outside of the Trust Account as of June 30, 2023 will not be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that a business combination is not consummated during that time. The Company has incurred, and expects to continue to incur, significant costs in pursuit of its acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the initial business combination as discussed in this proxy statement/prospectus. In addition, the Company has borrowed the Working Capital Loans described below to fund its working capital requirements and may continue to do so. The Company’s plans to consummate an initial business combination may not be successful or may not be successful before the required deadline. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our liquidity needs to date have been satisfied through the $25,000 capital contribution to purchase Founder Shares by our Sponsor, the net proceeds from the consummation of the Private Placement not held in the Trust Account and loans from our Sponsor. In order to finance transaction costs in connection with a Transaction, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide us with Working Capital Loans, as defined and described below.

Until the consummation of the Chavant IPO, our only source of liquidity was our Sponsor’s purchase of Founder Shares and loans from our Sponsor. On July 22, 2021, we consummated the Chavant IPO of 8,000,000 Units, at a price of $10.00 per Unit, generating gross proceeds of $80,000,000. Simultaneously with the closing of the Chavant IPO, we consummated the sale of 3,400,000 Private Warrants to the Sponsor and the underwriters at a price of $1.00 per Private Warrant generating gross proceeds of $3,400,000. After the payment of underwriting discounts and commissions and $458,249 in expenses relating to the Chavant IPO, $1,693,616 of the net proceeds of the Chavant IPO and Private Placement was not deposited into the Trust Account and was retained by us for working capital purposes. The net proceeds deposited into the Trust Account are on deposit in the Trust Account earning interest.

On July 14, 2022, the Company held an extraordinary general meeting and obtained shareholder approval of the extension of the date by which the Company must consummate an initial business combination from July 22, 2022 to January 22, 2023 by amending the Company’s Existing Charter (the “First Extension Amendment”). The First Extension Amendment became effective upon approval of the Company’s shareholders. In connection with the First Extension Amendment, shareholders holding 7,046,967 ordinary shares of the Company exercised their right to redeem their ordinary shares for a pro rata portion of the funds in the Trust Account. As a result, $70,573,278 was deducted from the Trust Account to pay such holders. As a result of redemption payments and above-mentioned extensions, the Company deposited $31,450 (at a rate of $0.033 per non-redeeming Public Share) for each subsequent monthly period needed by the Company to complete a business combination by January 22, 2023.

At another extraordinary general meeting on January 6, 2023, Chavant shareholders were asked to approve a further extension of the date by which Chavant must consummate an initial business combination from January 22, 2023 to July 22, 2023. The proposal was approved, and certain Chavant shareholders holding 96,991 ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $1,004,600 (approximately $10.36 per share) was deducted from the Trust Account to pay such holders. In connection with the Second Extension, Chavant agreed to deposit $42,802 (at a rate of $0.05 per non-redeeming Public Share) for each subsequent monthly period needed by Chavant to complete a business combination by July 22, 2023.

At another extraordinary general meeting on July 18, 2023, Chavant shareholders were asked to approve (i) a further extension of the date by which Chavant must consummate an initial business combination from July 22, 2023 to January 22, 2024 and (ii) an amendment of the Amended and Restated Memorandum and Articles of Association to eliminate from the Amended and Restated Memorandum and Articles (a) the limitation that Chavant shall not redeem the Public Shares to the extent that such redemption would cause Chavant’s net tangible assets to be less than $5,000,001 and (b) the limitation that Chavant shall not consummate a business combination unless Chavant has net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such business combination (collectively, the “Redemption Limitation”). In connection with this meeting, certain of Chavant shareholders holding 77,130 ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $841,807 (approximately $10.91 per share) was deducted from the Trust Account to pay such holders. In connection with the Third Extension, we agreed to deposit $38,946 (at a rate of $0.05 per non-redeeming Public Share) for each subsequent monthly period needed by the Company to complete a business combination by January 22, 2024.

As of June 30, 2023, the Company had deposited an aggregate of $445,513 into the Trust Account in connection with the First Extension Amendment and the Second Extension, which amounts were funded by the promissory notes issued to the Sponsor, and the Trust Account had a total balance of $9,312,428.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Warrants. On June 20, 2022, the Company issued an unsecured convertible promissory note in the aggregate principal amount of $360,000 to the Sponsor under which the Company may draw down Working Capital Loans from time to time prior to the maturity date (December 31, 2023) up to such aggregate principal amount. On July 18, 2022, the Company issued an additional unsecured convertible promissory note in the aggregate principal amount of $490,000 to the Sponsor under which the Company may draw down Working Capital Loans from time to time prior to the maturity date (December 31, 2023) up to such aggregate principal amount. Any Working Capital Loans under the promissory notes issued on June 20, 2022 and July 18, 2022 are due on the earlier of five business days after the Company’s initial business combination and December 31, 2023.

On January 6, 2023, the Company issued an unsecured convertible promissory note in the aggregate principal amount of $300,000 to the Sponsor, under which the Company was permitted to draw down Working Capital Loans from time to time prior to the maturity date (July 31, 2024) up to such aggregate principal amount. The Company drew down the full amount of the Working Capital Loans under such promissory note. The Working Capital Loan under this promissory note is due on the earlier of five business days after the Company’s initial business combination and July 31, 2024.

The Chairman of the board of directors of the Company or an entity affiliated with him and another existing investor in the Sponsor and/or persons affiliated with such investor provided the funds to the Sponsor for the foregoing Working Capital Loans. As of June 30, 2023, the Company had drawn down $1,102,000 of Working Capital Loans under the promissory notes, with the ability to draw down an additional $48,000 under those promissory notes.

On June 22, 2023, the Company issued an unsecured non-convertible note in the aggregate principal amount of up to $500,000 to the Sponsor under which the Company may draw down Working Capital Loans from time to time prior to the maturity date (the earlier of (i) the consummation of an initial business combination and (ii) June 22, 2024) up to such aggregate principal amount. The promissory note bears interest at the rate of 10.0% per annum and is payable in full in cash upon the earlier of (i) the consummation of an initial business combination and (ii) one year from the date of issuance. As of November 1, 2023, the Company had drawn down $400,000 under this promissory note with the ability to draw down an additional $100,000 under this promissory note. The Chairman of the board of directors of the Company or an entity affiliated with him and the Chief Executive Officer of the Company provided or will provide the funds to the Sponsor for the Working Capital Loans under this promissory note.

As of November 1, 2023, the Company had drawn down an aggregate of $1,550,000 of Working Capital Loans under the promissory notes issued to the Sponsor, of which $1,150,000 was drawn under convertible promissory notes. Each of the convertible notes issued to the Sponsor is convertible, at the option of the Sponsor, into a number of Warrants equal to (i) the drawn amount divided (ii) by $1.00, rounded up to the nearest whole Warrant, upon the closing of the initial business combination.

Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities reflected on our consolidated balance sheet, other than as described above under “—Liquidity and Capital Resources.”

In addition, pursuant to the Business Combination Marketing Agreement among the Company, Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, a marketing fee of up to 3.5% of the gross proceeds of the Chavant IPO will become payable to Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC only if the Company consummates a business combination. We have recently engaged in discussions with Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC regarding the amount of the marketing fee and any services that they may provide. These discussions are not complete, but we may pay them an amount up to the amount indicated above. If a business combination does not occur, the Company will not be required to pay these contingent fees. There can be no assurances that the Company will complete a business combination.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. We have identified the following critical accounting estimates:

Derivative Financial Instruments

We account for derivative instruments as either equity-classified or liability-classified instruments based on an assessment of the derivative instruments’ specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the derivative instruments are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the derivative instruments meet all of the requirements for equity classification under ASC 815, including whether the derivative instruments are indexed to our own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance and/or as of each subsequent quarterly period end date while the financial instruments are outstanding.

The PIPE Subscription Agreement contains embedded Make-Whole Features (as defined in Note 6 to Chavant’s audited financial statements). The PIPE Subscription Agreement, as a freestanding financial instrument, does not meet the definition of a liability pursuant to ASC 480 but is accounted for as a liability in accordance with ASC 815 and is presented as PIPE Derivative Liability on the balance sheet as of June 30, 2023 and December 31, 2022. The PIPE Derivative Liability was measured at fair value at inception and is measured at fair value on a recurring basis, which changes in fair value are presented within change in fair value of PIPE Derivative Liability in the Company’s statement of operations. In order to capture the market conditions associated with the PIPE Derivative Liability, the Company applied an approach that incorporated a Monte Carlo simulation, which involved random future stock-price paths for the Adjustment Period VWAP (as defined in Note 6 to Chavant’s audited financial statements). Based on assumptions regarding the probability of the closing of the Transaction and the terms of the Make-Whole Features, the fair value of the PIPE Derivative Liability was determined based on the estimated Adjustment Period VWAP within each simulated path and by taking the average of the estimated Adjustment Period VWAPs. The key assumptions in the Monte Carlo model utilized are assumptions related to expected share-price volatility, expected term, the risk-free interest rate and the dividend yield. Please refer to Note 8 of our financial statements for key inputs used in the Monte Carlo model.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We have elected to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Chavant IPO or until we are no longer an “emerging growth company,” whichever is earlier.

CERTAIN CHAVANT RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Founder Shares

On April 7, 2021, we issued 2,875,000 Founder Shares, for which the Sponsor paid $25,000. The Sponsor agreed to forfeit up to 375,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On June 25, 2021, the Sponsor sold an aggregate of 422,581 of such Founder Shares to the underwriters for a purchase price of $3,675. On July 19, 2021, we reduced the offering size of the IPO and 575,000 Founder Shares were surrendered to us for cancellation for no consideration, resulting in 2,300,000 Founder Shares outstanding. On September 5, 2021, the underwriters’ over-allotment option expired unexercised, resulting in the forfeiture of an additional 300,000 Founder Shares. As a result, a total of 2,000,000 Founder Shares remain outstanding, which represents 20% of our issued and outstanding Ordinary Shares. All share and per share amounts have been retroactively restated.

The Company’s Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Transaction or (ii) the date following the completion of the initial Transaction on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Transaction, the Founder Shares will be released from the lockup. In connection with the Transaction, the Amended and Restated Registration Rights Agreement will supersede the foregoing arrangements as described under “Certain Agreements Related to the Transaction — Amended and Restated Registration Rights and Lock-Up Agreement.”

Private Warrants

Simultaneously with the closing of the IPO, pursuant to a Private Placement Warrants Purchase Agreement, dated July 19, 2021, by and between the Company and the Sponsor, and another Private Placement Warrants Purchase Agreement, dated July 19, 2021, by and between the Company and the Representatives’ designees, the Company completed the private sale of 3,400,000 warrants (the “Private Warrants”) to the Sponsor and the Representatives’ designees at a purchase price of $1.00 per Private Warrant, generating gross proceeds to the Company of $3,400,000. The Private Warrants are identical to the Warrants included as part of the Units sold in the IPO, except that the Private Warrants, so long as they are held by the initial purchasers or their permitted transferees, (i) are not redeemable by the Company, (ii) may not (including the ordinary shares issuable upon exercise of the warrants), subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Company’s initial business combination, (iii) may be exercised on a cashless basis and (iv) are entitled to registration rights. No underwriting discounts and commissions were paid with respect to such sale. The issuance of the Private Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

If the Company does not complete a business combination, then the proceeds will be part of the liquidating distribution to the Public Shareholders and the Private Warrants will expire worthless.

Registration Rights

The holders of Founder Shares and Private Warrants will be entitled to registration rights pursuant to a registration rights agreement dated July 19, 2021. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion the Company’s initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. In connection with the Transaction, the Amended and Restated Registration Rights Agreement will supersede the foregoing arrangements as described under “Certain Agreements Related to the Transaction — Amended and Restated Registration Rights and Lock-Up Agreement.”

Administrative Services

The Company pays the Sponsor $10,000 per month for office space, and secretarial and administrative services provided to members of the Company’s management team. Upon completion of a business combination or the Company’s liquidation, the Company will cease paying these monthly fees.

For the six months ended June 30, 2023 and 2022, the Company incurred expenses of $60,000 and $60,000 under the administrative services agreement, respectively, of which $120,000 and $80,000 are included in accrued expenses as of June 30, 2023 and December 31, 2022, respectively.

Related Party Notes

In order to fund working capital deficiencies or finance transaction costs in connection with a Transaction, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Transaction, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Transaction does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Warrants. On April 7, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $200,000 to cover formation and operating expenses related to the IPO. The outstanding balance of $129,602 as of June 30, 2021 was repaid on July 22, 2021. On June 20, 2022, the Company issued an unsecured convertible promissory note in the aggregate principal amount of $360,000 to the Sponsor under which the Company may draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. On July 18, 2022, the Company issued an additional unsecured convertible promissory note in the aggregate principal amount of $490,000 to the Sponsor under which the Company may draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. On January 6, 2023, the Company issued an unsecured convertible promissory note in the aggregate principal amount of $300,000 to the Sponsor, under which the Company was permitted to draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. The Company drew down the full amount of the Working Capital Loans under such promissory note. As of June 30, 2023, the Company had drawn down $1,102,000 under the Working Capital Loans. The Chairman of the board of directors of the Company or an entity affiliated with him and another existing investor in the Sponsor and/or persons affiliated with such investor provided the funds to the Sponsor for the foregoing Working Capital Loans. On June 22, 2023, the Company issued an unsecured non-convertible note in the aggregate principal amount of up to $500,000 to its Sponsor under which the Company was permitted to draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. The Chairman of the board of directors of the Company or an entity affiliated with him and the Chief Executive Officer of the Company provided or will provide the funds to the Sponsor for the Working Capital Loans under this unsecured non-convertible promissory note. As of November 1, 2023, the Company had drawn down an aggregate of $1,550,000 of Working Capital Loans under the promissory notes issued to the Sponsor (of which $100,000 was received on November 2, 2023).

Policy on Board Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our independent registered public accounting firm, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

MANAGEMENT OF NEW MOBIX LABS AFTER THE TRANSACTION

Executive Officers and Directors After the Transaction

Upon the consummation of the Transaction, the business and affairs of New Mobix Labs will be managed by or under the direction of the New Mobix Labs Board. Mobix Labs is currently evaluating potential director nominees and executive officer appointments, but expects that the directors and executive officers of New Mobix Labs upon the consummation of the proposed Transaction will include the following:

Name	Age	Position
Executive Officers
Fabrizio Battaglia	60	Chief Executive Officer and Director
Keyvan Samini	57	President, Chief Financial Officer, General Counsel and Director
James Aralis	68	Chief Technology Officer
Non-Employee Directors
James Peterson	68	Executive Chairman
David Aldrich	66	Director
Kurt Busch	53	Director
William Carpou	69	Director
Frederick Goerner	75	Director
Dr. Jiong Ma	59	Director

(1)Member of the Audit Committee, effective upon the consummation of the Transaction.

(2)	Member of the Compensation Committee, effective upon the consummation of the Transaction.
(3)	Member of the Nominating Committee, effective upon the consummation of the Transaction.

Information about Anticipated Executive Officers and Directors upon the Closing

Executive Officers

Fabrizio Battaglia.  Upon the consummation of the Transaction, Fabrizio Battaglia will serve as the Chief Executive Officer and a Director of the New Mobix Labs Board. Mr. Battaglia is the Chief Executive Officer of Mobix Labs, a role in which he has served since July 2020. From April 2007 to May 2018, he also served as Senior Vice President of Microsemi, now Microchip Technology Inc., a technology company specializing in semiconductor and systems solutions for communications, defense and security, aerospace and industrial markets. Mr. Battaglia studied at Lawrence Technological University in Michigan, graduating with a Bachelor of Science in electrical engineering. We believe that Mr. Battaglia is qualified to serve as a member of the New Mobix Labs Board because of his familiarity with the industry and the experience he brings in his current capacity as Chief Executive Officer of Mobix Labs.

Keyvan Samini.  Upon the consummation of the Transaction, Keyvan Samini will serve as the President, Chief Financial Officer, General Counsel and a Director of the New Mobix Labs Board. Mr. Samini is the President of Mobix Labs, a role in which he has served since August 2022. He has also served as the Chief Financial Officer of Mobix Labs since September 2020 and as General Counsel since August 2022. From June 2014 to March 2022, Mr. Samini served as Director of Pitchtime, Inc., a software development company dedicated to developing wireless communications technology to help businesses better communicate with customers from a single platform. He also served as Chief Executive Officer of Pitchtime, Inc. from 2016 to July 2020. Mr. Samini has also served in leadership positions at RFaxis, Inc., a company that developed disruptive semiconductor technology, from 2008 to 2016. Mr. Samini studied at the University of Wisconsin — Madison, graduating with a Bachelor of Science degree in economics and mathematics. He later earned his Master of Liberal Arts, Finance at Harvard University, Extension School, Masters of Business Administration from University of Southern California Marshall School of Business and Juris Doctor from Ohio State University Moritz College of Law. We believe that Mr. Samini is qualified to serve as a member of the New Mobix Labs Board because of his extensive experience in the semiconductor and software industries, as well as his experience scaling growth in technology organizations and working with institutional investors in portfolio companies.

James Aralis. Upon the consummation of the Transaction, James Aralis will serve as the Chief Technology Officer of New Mobix Labs. Mr. Aralis is the Chief Technology Officer of Mobix Labs, a role in which he has served since May 2022. Mr. Aralis has spent more than 40 years in the development of analog, digital, and mixed signal integrated circuits, systems, and software/firmware. Mr. Aralis has also contributed to the development of custom analog device and process technologies and CAD systems. From January 2007 to June 2018, he also served as Chief Technology Officer, as well as senior vice president of advanced development, of Microsemi, now Microchip Technology Inc., a technology company specializing in semiconductor and systems solutions for communications, defense and security, aerospace and industrial markets. Since retiring in June 2018, Mr. Aralis has spent his time consulting, advising and serving on boards of various companies and philanthropic organizations. Mr. Aralis studied at University of California, Los Angeles, graduating with a Bachelor of Science in Math Applied Science and Physics and a Master of Science in Electrical Engineering. Mr. Aralis holds numerous patents and publications and has given technical and keynote presentations in many conferences across the world. We believe that Mr. Aralis is qualified to serve as a member of the New Mobix Labs Board because of his experience in the industry, specifically with regard to the development of analog, digital and mixed signal integrated circuits, sustems and software/firmware.

Non-Employee Directors

James Peterson.  Upon the consummation of the Transaction, James Peterson will serve as the Executive Chairman of the New Mobix Labs Board. Mr. Peterson has served on the Board of Mobix Labs since February 2021. In November 2021, Mr. Peterson was appointed as Executive Chairman of the Board. From 2000 to 2018, Mr. Peterson served as Chief Executive Officer and Chairman of Microsemi Corporation, now Microchip Technology Inc., a technology company specializing in semiconductor and systems solutions for communications, defense and security, aerospace and industrial markets. We believe that Mr. Peterson is qualified to serve as a member of the New Mobix Labs Board because of his experience as a former president and chief executive officer of a previously publicly-traded company prominent in the semiconductor industry.

David Aldrich.  Upon the consummation of the Transaction, David Aldrich is expected to serve as a member of the New Mobix Labs Board. Mr. Aldrich has served on the Board of Mobix Labs since March 2021. Mr. Aldrich also currently serves on the Boards of Allegro MicroSystems Inc., indie Semiconductor and Belden. From 2002 to 2016, Mr. Aldrich was the Chief Executive Officer of Skyworks, a developer of high-performance mobile communications solutions. He later served as Chairman of Skyworks from 2018 to 2021. Mr. Aldrich studied at Providence College, graduating with a Bachelor of Arts degree in political science. He later earned his Masters of Business Administration from the University of Rhode Island. He is a past recipient of the Ernst & Young New England Entrepreneur of the Year Award in the semiconductor category and was named CEO of the Year by the Massachusetts Technology Leadership Council. We believe that Mr. Aldrich is qualified to serve as a member of the New Mobix Labs Board because of his various high-level positions at companies within the semiconductor and communications industry.

Kurt Busch.  Upon the consummation of the Transaction, Kurt Busch is expected to serve as a member of the New Mobix Labs Board. Mr. Busch has served on the Board of Mobix Labs since February 2021. Mr. Busch is also the co-Founder and Chief Executive Officer of Syntiant Corp., an AI company specializing in delivering end-to-end deep learning solutions for always-on applications. From November 2015 until April 2017, Mr. Busch served as the Chief Executive Officer at Busch Toschi, LLC, advising technology companies regarding sales, marketing, business development and strategic options. From August 2011 to 2015, Mr. Busch served as President, Chief Executive Officer and member of the Board at Lantronix, a global provider of secure data access and management solutions for Internet of Things and information technology. Mr. Busch has also served in leadership positions at Mindspeed Technologies, Inc. from October 2006 to August 2011. Mr. Busch studied at the University of California at Irvine, graduating with a Bachelor of Science degree in electrical and computer engineering and a Bachelor of Science degree in biological science. He later earned his Masters of Business Administration from Santa Clara University in 1998. In 2021, Mr. Busch was named Ernst & Young’s Entrepreneur of the Year 2021 Pacific Southwest — Orange County. We believe that Mr. Busch is qualified to serve as a member of the New Mobix Labs Board because of his extensive industry experience, coupled with his previous high-level positions in the industry.

William Carpou.  Upon the consummation of the Transaction, William Carpou is expected to serve as a member of the New Mobix Labs Board. Mr. Carpou has served on the Board of Mobix Labs since June 2021. Since May 2015, Mr. Carpou has served as the Chief Executive Officer of Octane OC, a Californian-based nonprofit dedicated to connecting people and resources to drive technology industry growth. Mr. Carpou studied at Villanova University, graduating with a Bachelor of Science degree in marketing. We believe that Mr. Carpou is qualified to serve as a member of the New Mobix Labs Board because of his background in sales and private equity, as well as his extensive experiences working in various senior executive postions.

Frederick Goerner.  Upon the consummation of the Transaction, Frederick Goerner is expected to serve as a member of the New Mobix Labs Board. Mr. Goerner has served on the Board of Mobix Labs since February 2021. From April 2011 to March 2018, Mr. Goerner served as Senior Vice President of Worldwide Sales of Microsemi Corporation, now Microchip Technology Inc., a technology company specializing in semiconductor and systems solutions for communications, defense and security, aerospace and industrial markets. Mr. Goerner also had leadership roles at Texas Instruments, Transdimension Inc. and Oxford Semiconductor Inc. Mr. Goerner studied at the University of Buffalo, graduating with a Bachelor of Science degree in electrical engineering. We believe that Mr. Goerner is qualified to serve as a member of the New Mobix Labs Board because of his experience in the industry, as well as his various leadership roles at different companies.

Dr. Jiong Ma.  Upon the consummation of the Transaction, Dr. Ma is expected to serve as a member of the New Mobix Labs Board. For information regarding Dr. Ma, please refer to the section entitled “Information About Chavant — Directors and Executive Officers” above. We believe that Dr. Ma is qualified to serve as a member of the New Mobix Labs Board because of her extensive experience serving on various boards, including several public companies, as well as her experience as an investment professional in the technology sector and in various senior positions at different companies, including technology companies.

Composition of the New Mobix Labs Board after the Transaction

New Mobix Labs’ business and affairs will be managed under the direction of the New Mobix Labs Board. As described above, we anticipate that the New Mobix Labs Board will consist of eight members upon the Closing. James Peterson will serve as Executive Chairman of the New Mobix Labs Board. Subject to the rights of the holders of Class B Common Stock pursuant to the provisions of the Proposed Organizational Documents that will be in effect upon the Closing, the New Mobix Labs Board may establish the authorized number of directors from time to time exclusively by resolution adopted by a majority of the New Mobix Labs Board. The holders of the Class B Common Stock are entitled to elect up to three members of the New Mobix Labs Board at any given time. In accordance with the Proposed Charter and Amendment that will be in effect upon the Closing, immediately after the Closing, the New Mobix Labs Board will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. We anticipate that our directors will be divided among the three classes as follows:

●	the Class I directors are expected to be Fabrizio Battaglia, Kurt Busch and William Carpou, and their terms will expire at New Mobix Labs’ first annual meeting of stockholders to be held after the Closing;
●	the Class II directors are expected to be David Aldrich, Frederick Goerner and Keyvan Samini, and their terms will expire at New Mobix Labs’ second annual meeting of stockholders to be held after the Closing; and
●	the Class III directors are expected to be Dr. Jiong Ma and James Peterson, and their terms will expire at New Mobix Labs’ third annual meeting of stockholders to be held after the Closing.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly equal in number as reasonably as possible, each class will consist of one-third of the directors. The division of the New Mobix Labs Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of New Mobix Labs’ Securities — Anti-Takeover Effects of Provisions of the Proposed Charter, the Proposed Bylaws and Delaware Law — Classified Board of Directors.”

Family Relationships

There are no family relationships among any of the proposed executive officers or directors of New Mobix Labs.

Director Independence

Upon the Closing, the New Mobix Labs Board is expected to determine, based on information provided by each director concerning his background, employment and affiliations, that Messrs. Aldrich, Busch, Carpou and Goerner and Dr. Ma do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, the New Mobix Labs Board will consider the current and prior relationships that each non-employee director has with our company and all other facts and circumstances the New Mobix Labs Board deems relevant in determining their independence, including the beneficial ownership of our securities by each non-employee director and the transactions described in the section titled “Certain Mobix Labs Relationships and Related Person Transactions.”

Board Committees

Effective upon the Closing, the New Mobix Labs Board will establish an audit committee, a compensation committee and a nominating committee, each of which are expected to have the composition and the responsibilities described below. Each of these committees will operate under a written charter, to be approved by the New Mobix Labs Board and effective upon the Closing, that will satisfy the applicable listing standards of Nasdaq, copies of which will be made available on the investor relations portion of our website. Members will serve on these committees until their resignation or until otherwise determined by the New Mobix Labs Board. The New Mobix Labs Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Upon the completion of the Transaction, we anticipate that our audit committee will consist of [ ], with [ ] serving as chair. Rule 10A-3 of the Exchange Act and the Nasdaq listing standards require that our audit committee be composed entirely of independent members. The New Mobix Labs Board is expected to determine that each of Messrs. [ ] meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the Nasdaq listing standards and also meets the financial literacy requirements of the Nasdaq listing standards. In addition, the New Mobix Labs Board is expected to determine that each of [ ] will qualify as an “audit committee financial expert” within the meaning of the SEC regulations.

The primary purpose of the audit committee will be to discharge the responsibilities of the New Mobix Labs Board with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits and to oversee our independent registered public accounting firm. The principal functions of the audit committee are expected to include, among other things:

●	helping the New Mobix Labs Board oversee our corporate accounting and financial reporting processes;
●	managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
●	reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
●	obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law;
●	establishing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
●	overseeing our policies on risk assessment and risk management;
●	overseeing compliance with our code of business conduct and ethics;
●	reviewing related person transactions; and
●	approving or, as required, pre-approving audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Upon the completion of the Transaction, we anticipate that our compensation committee will consist of [ ], with [ ] serving as chair. The New Mobix Labs Board is expected to determine that [ ] each meet the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq listing standards, including the heightened independence standards for members of a compensation committee.

The primary purpose of our compensation committee will be to discharge the responsibilities of the New Mobix Labs Board in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. The principal functions of the compensation committee are expected to include, among other things:

●	reviewing, approving and determining, or making recommendations to the New Mobix Labs regarding, the compensation of our chief executive officer, other executive officers and senior management;
●	reviewing, evaluating and recommending to the New Mobix Labs Board succession plans for our executive officers;
●	reviewing and recommending to the New Mobix Labs Board the compensation paid to our non-employee directors;
●	administering our equity incentive plans and other benefit programs;
●	reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and
●	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Nominating Committee

Upon completion of the Transaction, we anticipate that our nominating committee will consist of [ ], with [ ] serving as chair. The New Mobix Labs Board is expected to determine that [ ] each meet the definition of “independent director” under the Nasdaq listing standards.

Our nominating committee will be responsible for, among other things:

●	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the New Mobix Labs Board;
●	considering and making recommendations to the New Mobix Labs Board regarding the composition and chairmanship of the committees of the New Mobix Labs Board;
●	instituting plans or programs for the continuing education of the New Mobix Labs Board and the orientation of new directors;
●	developing and making recommendations to the New Mobix Labs Board regarding corporate governance guidelines and matters;
●	overseeing our corporate governance practices;
●	overseeing periodic evaluations of the New Mobix Labs Board’s performance, including committees of the New Mobix Labs Board; and
●	contributing to succession planning.

Role of Board of Directors in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. Following the completion of the Transaction, the risk oversight process will include receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors will be regularly informed of such risks through committee reports and otherwise. While the board oversees our risk management, management is responsible for day-to-day risk management processes.

Compensation Committee Interlocks and Insider Participation

None of the anticipated members of New Mobix Labs’ compensation committee is currently, or has been at any time, one of Mobix Labs’, Chavant’s or New Mobix Labs’ officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee during 2022 or 2023.

Code of Business Conduct and Ethics

The New Mobix Labs Board will adopt a code of business conduct and ethics that applies to all of New Mobix Labs’ directors, officers and employees, including New Mobix Labs’ principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as New Mobix Labs’ contractors, consultants and agents. Following the proposed Transaction, the full text of New Mobix Labs’ code of business conduct and ethics will be posted on the investor relations page on New Mobix Labs’ website at Mobix Labs.com. New Mobix Labs will disclose any amendments to New Mobix Labs’ code of business conduct and ethics, or waivers of its requirements, applicable to New Mobix Labs’ principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on New Mobix Labs’ website identified above, or in filings under the Exchange Act.

DESCRIPTION OF NEW MOBIX LABS’ SECURITIES

In connection with the consummation of the Transaction, Chavant will amend and restate the Existing Charter. The following summary of the material terms of New Mobix Labs’ securities following the Transaction is not intended to be a complete summary of the rights and preferences of such securities. You are encouraged to read the Proposed Charter and the Proposed Bylaws in their entirety, which are attached as Annex B-1 and Annex C to this proxy statement/prospectus, respectively, along with the applicable provisions of the DGCL, for a complete description of the rights and preferences of New Mobix Labs’ securities following the Transaction.

Authorized and Outstanding Capital Stock

The Proposed Charter authorizes the issuance of [ ] million ([ ]) shares, consisting of three (3) classes: (i) [ ] million ([ ]) shares of Class A Common Stock, $0.00001 par value per share, (ii) [ ] million ([ ]) shares of Class B Common Stock, $0.00001 par value per share, and (iii) [ ] million ([ ]) shares of Preferred Stock, $0.00001 par value per share.

As of the record date, there were [                 ] Ordinary Shares issued and outstanding, and no preference share issued or outstanding.

Common Stock

Voting Power

Holders of Class A Common Stock and holders of Class B Common Stock will vote together as a single class on all matters submitted to a vote of the stockholders except as otherwise required by applicable law or the rules or regulations of any stock exchange applicable to New Mobix Labs or by or pursuant to the Proposed Charter. Holders of Class A Common Stock will be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on all matters to be voted on by stockholders except as otherwise required by applicable law or the rules or regulations of any stock exchange applicable to New Mobix Labs or by or pursuant to the Proposed Charter. Holders of Class B Common Stock will be entitled to ten (10) votes for each share of Class B Common Stock held of record by such holder on all matters to be voted on by stockholders except as otherwise required by applicable law or the rules or regulations of any stock exchange applicable to New Mobix Labs or by or pursuant to the Proposed Charter.

Dividends and Distribution Rights

Subject to applicable law and the rights, if any, of any holders of any outstanding series of Preferred Stock, holders of Common Stock will be entitled to receive dividends or distributions when, as and if declared by the New Mobix Labs Board in its discretion, payable either in cash, in property or in shares of capital stock. Generally, the holders of Common Stock share in such dividends or distributions ratably in proportion to the number of shares held by them; except that if a dividend or distribution is proposed to be declared and paid or set apart for payment to the holders of Class A Common Stock in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock or to the holders of Class B Common Stock shares of Class B Common Stock or rights to acquire Class B Common Stock, a dividend or distribution of an equal number of shares of Class B Common Stock or rights to acquires Class B Common Stock shall be declared and paid or set apart for payment to the holders of Class B Common Stock or a dividend or distribution of an equal number of shares of Class A Common Stock or rights to acquire shares of Class A Common Stock shall be declared and paid or set apart for payment to the holders of Class A Common Stock, respectively.

Liquidation, Dissolution and Winding Up

Subject to applicable law and the rights, if any, of any holders of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up, the holders of outstanding shares of Common Stock will be entitled to receive pro rata New Mobix Labs’ remaining assets available for distribution, ratably in proportion to the number of shares of Common Stock held by them.

Conversion

Each outstanding share of Class B Common Stock may, at the option of the holder thereof at any time upon written notice to New Mobix Labs, be converted into one (1) fully-paid and non-assessable share of Class A Common Stock. Each outstanding share of Class B Common Stock will be automatically, without further action by the holder thereof, converted into one (1) fully-paid and non-

assessable share of Class A Common Stock upon the transfer of such share of Class B Common Stock other than to a “permitted transferee” or (b) at 5:00 p.m. New York City time on the first trading day (on the primary stock exchange on which New Mobix Labs shares are then listed) after the seventh anniversary date of the Closing Date. “Permitted Transferees” for this purpose means (1) the other holders of Class B Common Stock immediately following the Transaction, (2) their immediate family members, (3) entities controlled directly or indirectly by them or their immediate family members, and (4) individual retirement accounts for their exclusive benefit or the benefit of their immediate family members or any trust forming part of the a stock bonus, pension or profit-sharing plan for the exclusive benefit of the employer’s employees or their beneficiaries under Section 401 of the Code in which they or their immediate family members are participants, subject to them or their immediate family members having sole decision making authority as to the Class B Common Stock in such account or trust, including as to the voting of such Class B Common Stock.

Preemptive or Other Rights

Holders of Common Stock will not be entitled to preemptive rights, and Common Stock is not subject to redemption or sinking fund provisions.

Election of Directors

The Proposed Charter and the Proposed Bylaws will, except for those directors, if any, elected by the holders of any series of Preferred Stock then outstanding pursuant to the Proposed Charter, establish a classified board of directors that is divided into three (3) classes designated as Class I, Class II and Class III, as nearly equal in number as possible, with staggered three-year terms and with each class containing (for so long as there are three Class B Directors then in office) not more than one Class B Director. Only the directors in one class will be elected at each annual meeting of New Mobix Labs’ stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. For so long as any shares of Class B Common Stock remain outstanding, the holders of a majority of the voting power of the shares of Class B Common Stock then outstanding voting as a separate class will be entitled to (i) elect three Class B Directors, (ii) remove from office any Class B Director, and (iii) fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director.

New Mobix Labs’ stockholders will not have the ability to cumulate votes for the election of directors. The Proposed Bylaws will provide that, other than with respect to Class B Directors or the directors elected by any series of Preferred Stock then outstanding pursuant to the Proposed Charter, at all meetings of stockholders held for the election of directors at which a quorum is present, a majority of the votes cast will be sufficient to elect directors; provided, however, that where one or more stockholders have (a) nominated one or more individuals to the board of directors in compliance with the Proposed Bylaws, and such nominees for election exceeds the number of open seats, and (b) not withdrawn such nomination on or prior to the tenth (10th) day preceding the date on which New Mobix Labs first gives notice to stockholders of such meeting of stockholders for the election of directors, a plurality of the votes cast will be sufficient to elect.

Preferred Stock

The Proposed Charter will expressly authorize the New Mobix Labs Board to provide for one or more series of Preferred Stock and pursuant to which the New Mobix Labs Board will be authorized to establish the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series, in each case without further vote or action by the stockholders. The Proposed Charter will provide that the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to vote, without the separate vote of the holders of outstanding shares of Preferred Stock voting as a single class. The Proposed Charter will provide that except as may otherwise be provided by applicable law or the rules or regulations of any stock exchange applicable to New Mobix Labs or by or pursuant to the provisions of the Proposed Charter, no holder of any series of Preferred Stock will be entitled to any voting powers. The New Mobix Labs Board will be able to, without stockholder approval, create and issue series of Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of the New Mobix Labs Board to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of New Mobix Labs or the removal of existing management.

As of the record date, there is no Preferred Stock outstanding.

Warrants

As of the record date, there were 9,400,000 Warrants issued and outstanding, consisting of 6,000,000 Public Warrants and 3,400,000 Private Warrants.

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one (1) Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after Chavant’s completion of a business combination, provided that a registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating thereto is available (or holders are permitted to exercise their Public Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The Public Warrants will expire on the fifth anniversary of Chavant’s completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Chavant will not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to Chavant satisfying its obligations described below with respect to registration. No Public Warrant will be exercisable and Chavant will not be obligated to issue Ordinary Shares upon exercise of a Public Warrant unless the Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless, in which case the purchaser of a Unit containing such Public Warrants will have paid the full purchase price for the Unit solely for the Ordinary Shares underlying such Unit. In no event will Chavant be required to net cash settle any Public Warrant.

Chavant previously registered the Ordinary Shares issuable upon exercise of the Public Warrants in the registration statement relating to the Chavant IPO. However, because the Public Warrants will be exercisable until their expiration date of up to five years after the completion of Chavant’s initial business combination, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of an initial business combination, Chavant has agreed that soon as practicable, but in no event later than fifteen (15) Business Days after the closing of its initial business combination, it will use its best efforts to file with the SEC a registration statement registering, under the Securities Act, the issuance of the Ordinary Shares issuable upon exercise of the Public Warrants. Chavant will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the Warrant Agreement. If any such registration statement has not been declared effective by the 60th business day following the closing of the initial business combination, holders of the Public Warrants will have the right, during the period beginning on the 61st business day after the closing of the initial business combination and ending upon such registration statement being declared effective by the SEC, and during any other period when Chavant will fail to have maintained an effective registration statement covering the Ordinary Shares issuable upon exercise of the Public Warrants, to exercise such warrants on a “cashless basis,” by exchanging the Public Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption). Notwithstanding the above, if the Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act (or any successor rule), Chavant may, at its option, require holders of Public Warrants who exercise their Public Warrants to exercise such Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) and (i) in the event Chavant so elects, Chavant will not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Public Warrants or (ii) if Chavant does not so elect, Chavant agrees to use its best efforts to register or qualify for sale the Ordinary Shares issuable upon exercise of the Public Warrants under the applicable blue sky laws of the state of residence of the exercising Public Warrant holder to the extent an exemption is not available.

Redemption of Warrants for Cash

Once the warrants become exercisable, Chavant may redeem the Public Warrants in whole and not in part;

●	at a price of $0.01 per warrant;

●	at any time after the warrants become exercisable;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the closing of our initial business combination), for any 20 trading days within a 30-day trading period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

Chavant has established the penultimate item of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and Chavant issues a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each Public Warrant being exercised. However, the price of the Ordinary Share may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant as described under the heading “— Anti-dilution Adjustments” below) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued. As of the date of this proxy statement/prospectus, the trading price of the Ordinary Shares on Nasdaq has not achieved the $18.00 threshold that would allow Chavant to redeem the Public Warrants.

Redemption Procedures and Cashless Exercise

If Chavant calls the Public Warrants for redemption as described above, Chavant’s board of directors will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis,” by surrendering the Public Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below), over the exercise price of the warrants by (y) the fair market value. “Fair market value” means the average reported closing price of the Ordinary Shares as reported during the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Public Warrants. If Chavant’s board of directors takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Ordinary Shares to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Chavant believes this feature is an attractive option to the company if Chavant does not need the cash from the exercise of the Public Warrants following the closing of its initial business combination. If Chavant calls the Public Warrants for redemption and Chavant’s board of directors does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Public Warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify Chavant in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Ordinary Shares is increased by a share capitalization payable in Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding Ordinary Shares.

In addition, if Chavant, at any time while the Public Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of the Ordinary Shares on account of such Ordinary Shares (or other shares of Chavant’s share capital into which the warrants are convertible), other than (a) as described above, (b) any cash dividend or cash distribution which, when combined on a per share basis with the per share amounts of all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Ordinary Shares issuable on exercise of each Public Warrant), but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share (c) to satisfy the redemption rights of the holders of the Ordinary Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of the Ordinary Shares in connection with a shareholder vote to amend the Existing Charter to modify the substance or timing of Chavant’s obligation to redeem 100% of the Public Shares if the Company does not complete the initial business combination within the period set forth in the Existing Charter or with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity or (e) in connection with the redemption of the Public Shares upon Chavant’s failure to complete an initial business combination, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value (as determined by Chavant’s board of directors in good faith) of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted (to the nearest cent) by multiplying such Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) Chavant issues additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.20 per Ordinary Share (with such issue price or effective issue price to be determined in good faith by the Chavant’s’ board of directors and, in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by such shareholders or their affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Ordinary Shares during the ten (10) trading day period starting on the trading day prior to the day on which Chavant consummates the business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger described under “— Redemption of Warrants for Cash” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of Chavant with or into another corporation (other than a consolidation or merger in which Chavant is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Chavant as an entirety or substantially as an entirety in connection with which Chavant is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event.

Other Matters

The Public Warrants were issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Chavant. You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Public Warrants. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or mistake, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then-outstanding Public Warrants, and, solely with respect to any amendment to the terms of the Private Warrants, a majority of the then-outstanding Private Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Chavant, for the number of warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Public Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, Chavant will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Public Warrant holder.

Chavant has agreed that, subject to applicable law, any action, proceeding or claim against Chavant arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Chavant irrevocably submitted to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Warrants

The Private Warrants are identical to the Public Warrants, except that the Private Warrants and Ordinary Shares issuable upon the exercise of the Private Warrants are not transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by Chavant and exercisable by such holders on the same basis as the Public Warrants. As of the date of this proxy statement/prospectus, the initial purchasers of the Private Warrants (or their permitted transferees) continue to hold all of the Private Warrants.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Chavant’s officers and directors may, but are not obligated to, loan Chavant funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Warrants.

Listing of Securities

Chavant’s Units, Ordinary Shares and Warrants are currently listed on The Nasdaq Capital Market, under the symbols “CLAYU,” “CLAY,” and “CLAYW,” respectively. Chavant intends to apply to continue the listing of the shares of Class A Common Stock and warrants of New Mobix Labs on The Nasdaq Capital Market under the symbols “MOBX” and “MOBXW”, respectively, upon the Closing. New Mobix Labs will not have units traded following the Closing, as immediately prior to the Closing, as immediately prior to the Closing, each unit will separate into its component securities.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares and warrant agent for the Warrants prior to the Domestication is, and for Common Stock and Warrants following the Domestication is expected to be, Continental Stock Transfer & Trust Company.

Anti-Takeover Effects of Provisions of the Proposed Charter, the Proposed Bylaws and the DGCL

Certain provisions of the Proposed Charter, the Proposed Bylaws, and the DGCL could make it more difficult to acquire New Mobix Labs by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Mobix Labs to first negotiate with the New Mobix Labs Board. New Mobix Labs believes that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the New Mobix Labs Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of New Mobix Labs that a stockholder might consider is in their best interest or in New Mobix Labs’ best interests, including transactions that might result in a premium over the prevailing market price of Class A Common Stock. For additional information, see the section titled “Risk Factors — Risks Related to the Domestication — Delaware law and provisions in the Proposed Charter and the Proposed Bylaws could make a takeover proposal more difficult.”

Classified Board of Directors

The Proposed Charter and the Proposed Bylaws will provide that, except for those directors, if any, elected by the holders of any series of Preferred Stock then outstanding pursuant to the Proposed Charter, the New Mobix Labs Board will be divided into three (3) classes of directors, designated as Class I, Class II and Class III, with the classes to be as nearly equal in number as possible, and with each class being elected to a staggered three-year term and with each class containing (for so long as there are three Class B Directors then in office) not more than one Class B Director. As a result, approximately one-third of the New Mobix Labs Board will be elected each year. The classification of directors will have the effect of making it more difficult and time-consuming for stockholders to change the composition of the New Mobix Labs Board. The holders of the Class B Common Stock, voting as a separate class, are entitled to elect up to three members of the New Mobix Labs Board at any given time.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and, once created by the New Mobix Labs Board in accordance with the Proposed Charter, authorized but unissued shares of one or more series of Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and, once created by the New Mobix Labs Board in accordance with the Proposed Charter, authorized but unissued shares of one or more series of Preferred Stock could make more difficult or discourage an attempt to obtain control of New Mobix Labs by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action; Special Meetings of Stockholders

The Proposed Charter will provide that, except as otherwise provided by or pursuant to the Proposed Charter (including, without limitation, as to the holders of Class B Common Stock, consenting separately as a single class), New Mobix Labs’ stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. Any action to be taken at any meeting of the holders of shares of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by the holders of shares of Class B Common Stock then outstanding having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock then outstanding were present and voted and is delivered to New Mobix Labs in accordance with the DGCL.

Further, the Proposed Charter will provide that solely the Chairperson of the New Mobix Labs Board, the Chief Executive Officer of New Mobix Labs, the President of New Mobix Labs, or the New Mobix Labs Board acting pursuant to a resolution adopted by a majority of the whole board may call special meetings of stockholders, and that the New Mobix Labs Board will call a special meeting of stockholders upon the written request (made in accordance with the Proposed Charter and the Proposed Bylaws) of the holders of not less than ten percent of the voting power of the outstanding shares of capital stock of New Mobix Labs generally entitled to vote on the nomination, question or business for which such special meeting is requested to be called. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of New Mobix Labs capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Proposed Bylaws will provide that stockholders seeking to bring business before New Mobix Labs’ annual meeting of stockholders (other than business required by or pursuant to the Proposed Charter to be voted on by the holders of a class of capital stock of New Mobix Labs, separately as a single class, or by the holders of a series of Preferred Stock, separately as a single class), or to nominate candidates for election as directors at its annual meeting of stockholders, must provide timely notice. To be timely, a stockholder’s notice will need to be delivered to the Secretary of New Mobix Labs at New Mobix Labs’ principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting, provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, to be timely, a stockholder’s notice must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public announcement of the date of such annual meeting was first made by New Mobix Labs. The Proposed Bylaws will also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude New Mobix Labs’ stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at its annual meeting of stockholders.

Supermajority Requirements for the Amendment of the Proposed Charter and the Proposed Bylaws

Upon the consummation of the Transaction, the Proposed Bylaws will provide that the Proposed Bylaws may be amended or repealed by the New Mobix Labs Board or by the affirmative vote of the holders of at least 66 2∕3% in voting power of the then outstanding shares of capital stock of New Mobix Labs entitled to vote, voting together as a single class. In addition, the Proposed Charter will provide that the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then outstanding shares of capital stock of New Mobix Labs generally entitled to vote, voting together as a single class, will be required to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the board, removal of directors, special meetings of stockholders, actions by written consent, and exculpation of directors and officers.

Directors Removed Only for Cause

The Proposed Charter will provide that, subject to the rights of the holders of any series of Preferred Stock provided by or pursuant to the Proposed Charter, no director may be removed from the New Mobix Labs Board except for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of New Mobix Labs entitled to vote at an election of directors, voting together as a single class.

Board Vacancies

The Proposed Charter will provide that, subject to applicable law and the rights, if any, of the holders of any class of capital stock of New Mobix Labs then outstanding to elect one or more directors or the holders of any series of Preferred Stock then outstanding to elect one or more preferred directors, newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the board of directors will be filled solely and exclusively by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. Any director so elected will hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor will be elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. No decrease in the number of directors will shorten the term of any incumbent director.

In addition, for so long as any shares of Class B Common Stock remain outstanding, only the holders of a majority of the voting power of the shares of Class B Common Stock then outstanding, voting or consenting as a single class, will be entitled to remove from office any Class B Director and fill any vacancy of any Class B Director.

These provisions prevent a stockholder from increasing the size of the New Mobix Labs Board and then gaining control of the board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the New Mobix Labs Board, but promotes continuity of directors.

Exclusive Forum Selection

The Proposed Charter will require, unless New Mobix Labs consents in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction, any state or federal court located within the State of Delaware) will be the sole and exclusive forum for:

(a) any derivative action or proceeding brought on behalf of New Mobix Labs, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of New Mobix Labs to New Mobix Labs or the New Mobix Labs stockholders, (c) any civil action to interpret, apply or enforce any provision of the DGCL, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Proposed Charter or the Proposed Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, such forum selection provisions will not apply to the resolution of any complaint asserting a cause of action arising under the Securities Act or any action asserting claims arising under the Exchange Act.

The Proposed Charter will also provide that, unless New Mobix Labs consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Proposed Charter will provide that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. New Mobix Labs stockholders will not be deemed to have waived New Mobix Labs’ compliance with the federal securities laws and the rules and regulations thereunder.

Section 27 of the Exchange Act creates exclusive United States federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, the Proposed Charter will provide that the choice of forum provision does not apply to any action asserting claims arising under the Exchange Act. Accordingly, actions by New Mobix Labs stockholders asserting claims arising under the Exchange Act or the rules and regulations thereunder must be brought in United States federal court. New Mobix Labs stockholders will not be deemed to have waived New Mobix Labs’ compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of New Mobix Labs’ capital stock will be deemed to have notice of and consented to the forum selection provisions in the Proposed Charter.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Mobix Labs or its directors, officers, or other employees, which may discourage such lawsuits against New Mobix Labs and its directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in an action, New Mobix Labs may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Section 203 of the Delaware General Corporation Law

New Mobix Labs will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner as summarized below. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder
●	upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●	at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring New Mobix Labs to negotiate in advance with the New Mobix Labs Board because the stockholder approval requirement would be avoided if the New Mobix Labs Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the New Mobix Labs Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Bylaws will provide that New Mobix Labs’ directors and officers will be indemnified and advanced expenses by New Mobix Labs to the fullest extent permitted by applicable law. In addition, the Proposed Charter will provide that New Mobix Labs’ directors and officers will not be liable to New Mobix Labs or its stockholders for monetary damages for breaches of their fiduciary duty as directors and officers, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The Proposed Bylaws will also permit New Mobix Labs to purchase and maintain insurance on behalf of any director, officer, employee or agent of New Mobix Labs for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against New Mobix Labs directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Mobix Labs and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent New Mobix Labs pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancement provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New Mobix Labs’ directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the Transaction, New Mobix Labs will have [                            ] shares of Common Stock authorized (including [            ] shares of Class A Common Stock and [                  ] shares of Class B Common Stock) and, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to 26,722,534 shares of Class A Common Stock and 2,199,098 shares of Class B Common Stock issued and outstanding, assuming no Public Shares are redeemed in connection with the Transaction. All of the shares of Class A Common Stock issued in connection with the Transaction will be freely transferable by persons other than by Chavant’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Class A Common Stock in the public market could adversely affect prevailing market prices of the Class A Common Stock. All of the shares of Class A Common Stock and Class B Common Stock issued in connection with the Transaction to the Consenting Mobix Labs Stockholders will be restricted securities under the Securities Act.

As of the date of this proxy statement/prospectus, there are [                  ] Ordinary Shares outstanding. Of these shares, the [                  ] Public Shares sold in the Chavant IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of Chavant’s affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 2,000,000 shares owned collectively by the Sponsor, Chavant’s directors and officers and the Representatives’ designees are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are a total of 9,400,000 Warrants outstanding. Each Warrant is exercisable for one Ordinary Share, in accordance with the terms of the Warrant Agreement governing the Warrants. 6,000,000 of these Warrants are Public Warrants and are freely tradable, except for any Warrants purchased by Chavant’s affiliates within the meaning of Rule 144 under the Securities Act. In addition, the Private Warrants may not (including the Ordinary Shares issuable upon exercise of such Private Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders of such Private Warrants until 30 days after the completion of Chavant’s initial business combination.

Rule 144

A person who has beneficially owned restricted Class A Common Stock or Warrants of New Mobix Labs for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Mobix Labs was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Class A Common Stock or Warrants of New Mobix Labs for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	1% of the then outstanding Class A Common Stock or Warrants of New Mobix Labs which, immediately after the Transaction, will equal 267,225 shares of Class A Common Stock (assuming no redemptions) and 94,000 Warrants; or
●	the average weekly trading volume of Class A Common Stock or Warrants of New Mobix Labs, as applicable, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of New Mobix Labs under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about New Mobix Labs.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC, which is expected to be filed promptly after completion of the Transaction, reflecting its status as an entity that is not a shell company.

As a result, Chavant’s Initial Shareholders will be able to sell their Founder Shares and Private Warrants (including the Class A Common Stock issuable upon exercise of such Private Warrants), as applicable, pursuant to Rule 144 without registration one year after Chavant has completed its initial business combination.

Upon the consummation of the Transaction, New Mobix Labs will no longer be a shell company; accordingly, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

Amended and Restated Registration Rights and Lock-Up Agreement

In connection with the consummation of the Transaction, an Amended and Restated Registration Rights and Lock-Up Agreement will be entered into by New Mobix Labs, and the Sponsor, the Representatives and their designees, certain equityholders of Chavant (collectively with the Sponsor, the “Founder Equityholders”) and certain equityholders of Mobix Labs (the “Legacy Mobix Labs Holders” and, together with the Founder Equityholders and certain other holders, the “Holders”).

Pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement, New Mobix Labs will be obligated, within 45 days of the consummation of the Transaction, to file a registration statement to register the resale of certain securities of New Mobix Labs held by the Holders and to use reasonable best efforts to cause the registration statement to become effective as soon as reasonably practical after the initial filing of the registration statement. The Amended and Restated Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Amended and Restated Registration Rights and Lock-Up Agreement further provides the Founder Equityholders and Legacy Holders shall not transfer their Common Stock until (a) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Transaction or (b) with respect to the remaining 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEW MOBIX LABS

The following table sets forth information regarding (i) the actual beneficial ownership of Ordinary Shares as of October 31, 2023 and (ii) expected beneficial ownership of New Mobix Labs’ Class A Common Stock and Class B Common Stock immediately upon the consummation of the Transaction, assuming the no redemption scenario, and alternatively the maximum redemption scenario, by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding Ordinary Shares or shares of Common Stock;
●	each of Chavant’s current named executive officers and directors;
●	each person who will become a named executive officer or director of New Mobix Labs post-Transaction; and
●	all executive officers and directors of Chavant as a group pre-Transaction and all executive officers and directors of New Mobix Labs post-Transaction.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Ordinary Shares pre-Transaction is based on 2,778,912 Ordinary Shares (including 778,912 Public Shares and 2,000,000 Founder Shares), issued and outstanding as of October 31, 2023.

The expected beneficial ownership of New Mobix Labs after the Transaction is based on, in each case, information available as of October 31, 2023, (A) 28,921,632 shares of Common Stock (including 26,722,534 shares of Class A Common Stock and 2,199,098 shares of Class B Common Stock) outstanding at the Closing, assuming no holders of Public Shares exercise their redemption rights in connection therewith (no redemption scenario), and (B) 28,142,720 shares of Common Stock (including 25,943,622 shares of Class A Common Stock and 2,199,098 shares of Class B Common Stock) outstanding at the Closing, assuming holders of all 778,912 Public Shares exercise their redemption rights in connection therewith (maximum redemption scenario), in each case which consists of (i) (x) in the case of the no redemption scenario, 2,778,912 shares of Class A Common Stock converted from a like-number of Ordinary Shares (including 778,912 Public Shares) pursuant to the Domestication and (y) in the case of the maximum redemption scenario, 2,000,000 shares of Class A Common Stock converted from a like-number of Ordinary Shares (being Founder Shares) pursuant to the Domestication; (ii) an estimated 20,943,622 shares of Class A Common Stock that will be issued at the Closing to the holders of shares of Mobix Labs Common Stock, the holders of Mobix Labs Warrants and convertible instruments of Mobix Labs including SAFEs and promissory notes that will be exercised or converted into the right to receive shares of New Mobix Labs Common Stock at the Closing, and the holders of outstanding in-the-money vested Mobix Labs Options that will be converted into the right to receive shares of New Mobix Labs Common Stock at the Closing; and (iii) an estimated 2,199,098 shares of Class B Common Stock that will be issued at the Closing to the holders of shares of Mobix Labs Preferred Stock.

The expected beneficial ownership of shares of New Mobix Labs Common Stock after the Transaction, assuming each of the no redemption scenario and the maximum redemption scenario: (a) assumes the issuance of 3,000,000 shares of Class A Common Stock at the Closing pursuant to the PIPE Subscription Agreement, (b) excludes the 3,500,000 shares of Class A Common Stock representing the Earnout Shares, and (c) excludes the 1,644,703 shares of Class A Common Stock underlying the Assumed Options and the Assumed RSUs, provided, however, that in computing the number of shares of Class A Common Stock beneficially owned by a person or entity and the percentage ownership of that person or entity after the Transaction, we deemed to be outstanding all shares of Class A Common Stock subject to Assumed Options or other convertible securities, including Class B Common Stock, held by that person or entity that are currently exercisable or exercisable within 60 days of the Closing (assuming the Transaction will close on December 15, 2023). We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The following table further does not reflect record or beneficial ownership of any shares of New Mobix Labs Common Stock issuable upon exercise of the Public Warrants or Private Warrants or issuable as Make-Whole Shares in accordance with the terms set forth in the PIPE Subscription Agreement, as such securities are not exercisable, convertible or issuable within 60 days.

	Before the		After the Transaction
	Transaction		Assuming No Redemption					Assuming Maximum Redemption
			Number		Number			Number		Number
			of Shares		of Shares			of Shares		of Shares
			of New		of New			of New		of New
			Mobix		Mobix			Mobix		Mobix
	Number of		Labs		Labs		% of	Labs		Labs		% of
	Chavant		Class A		Class B		Total	Class A		Class B		Total
	Ordinary		Common		Common		Voting	Common		Common		Voting
Name and Address of Beneficial Owner(1)	Shares	%	Stock	%	Stock	%	Power	Stock	%	Stock	%	Power
Current Directors and Executive Officers of Chavant
Jiong Ma(2)(3)	1,580,813	55.3%	1,580,813	5.9%	—	—	3.2%	1,580,813	6.1%	—	—	3.3%
André-Jacques Auberton-Hervé(2)	27,826	1.0%	27,826	*	—	—	*	27,826	*	—	—	*
Michael Lee(2)	24,348	*	24,348	*	—	—	*	24,348	*	—	—	*
Karen Kerr(2)	24,348	*	24,348	*	—	—	*	24,348	*	—	—	*
Bernhard Stapp(2)	24,348	*	24,348	*	—	—	*	24,348	*	—	—	*
Patrick J. Ennis(2)	24,348	*	24,348	*	—	—	*	24,348	*	—	—	*
All Directors and Executive Officers of Chavant as a Group (six individuals)	1,706,031	59.7%	1,706,031	6.4%	—	—	3.5%	1,706,031	6.6%	—	—	3.6%
Directors and Executive Officers of New Mobix Labs After the Transaction
Fabrizio Battaglia(4)	—	—	747,432	2.8%	121,907	5.5%	3.8%	747,432	2.9%	121,907	5.5%	3.8%
Keyvan Samini(5)	—	—	747,432	2.8%	121,907	5.5%	3.8%	747,432	2.9%	121,907	5.5%	3.8%
James Aralis(6)	—	—	46,502	*	—	—	*	46,502	*	—	—	*
James Peterson	—	—	3,755,218	13.3%	1,413,408	64.3%	33.8%	3,755,218	13.7%	1,413,408	64.3%	34.4%
David Aldrich	—	—	65,659	*	—	—	*	65,659	*	—	—	*
Kurt Busch	—	—	49,848	*	—	—	*	49,848	*	—	—	*
William Carpou	—	—	69,307	*	—	—	*	69,307	*	—	—	*
Frederick Goerner	—	—	518,784	1.9%	212,011	9.6%	5.0%	518,784	2.0%	212,011	9.6%	5.1%
Jiong Ma(2)(3)	1,580,813	55.3%	1,580,813	5.9%	—	—	3.2%	1,580,813	6.1%	—	—	3.3%
All Directors and Executive Officers of New Mobix Labs as a Group (ten individuals)	1,580,813	55.3%	7,580,994	27.6%	1,869,232	85.0%	50.1%	7,580,994	28.4%	1,869,232	85.0%	50.9%
Five Percent and Greater Holders
Chavant Capital Partners LLC(2)(3)	1,580,813	55.3%	1,580,813	5.9%	—	—	3.2%	1,580,813	6.1%	—	—	3.3%
Polar Asset Management Partners Inc.(7)	320,000	11.2%	320,000	1.2%	—	—	*	320,000	1.2%	—	—	*
PIPE Investor(8)	—	—	3,000,000	11.2%	—	—	6.2%	3,000,000	11.6%	—	—	6.3%
*	Less than one percent
(1)

Unless otherwise indicated, the business address of each of the entities and individuals prior to the Transaction is c/o Chavant Capital Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, and the business address of the entities and individuals after the Transaction is c/o Mobix Labs, Inc., 15420 Laguna Canyon Rd. Suite 100, Irvine, CA 92618.

(2)	Interests shown consist solely of Founder Shares.
(3)

Chavant Capital Partners LLC is the record holder of the shares reported herein. Jiong Ma is the sole member of Chavant Manager LLC, the manager of the Sponsor, and has voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Dr. Ma disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of her pecuniary interest therein.

(4)

Includes 310,009 shares of Class A Common Stock and 121,781 shares of Class B Common Stock expected to be held of record by The Battaglia Trust at the Closing. Fabrizio Battaglia is Trustee of The Battaglia Trust and may be deemed to have voting and investment power over securities held thereby.

(5)

Includes (i) 166,738 shares of Class A Common Stock and 121,781 shares of Class B Common Stock expected to be held of record by The KSSF Trust, dated November 27, 2012 (the “KSSF Trust”) at the Closing, (2) 71,635 shares of Class A Common Stock expected to be held of record by The KSLI Trust, dated December 7, 2012 (the “KSLI Trust”) at the Closing, (iii) 71,635 shares of Class A Common Stock expected to be held of record by The SSLI Trust dated December 7, 2012 (“SSLI Trust”) at the Closing. Keyvan Samini is Trustee of The KSSF Trust and The SSLI Trust, and may be deemed to have voting and investment power over securities held thereby. Keyvan Samini’s spouse is the Trustee of The KSLI Trust and may be deemed to have voting and investment power over securities held thereby.

(6)	Includes options to purchase 20,555 shares of Class A Common Stock exercisable within 60 days of the Closing assuming the Transaction will close on December 15, 2023.
(7)

According to a Schedule 13G/A filed on February 13, 2023, on behalf of Polar Asset Management Partners Inc., the aforementioned entity has beneficial ownership of the securities reported above and the business address of such entity is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(8)

Includes 3,000,000 shares of Class A Common Stock to be issued to the PIPE Investor at the Closing pursuant to the PIPE Subscription Agreement. The business address of the PIPE Investor is c/o Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

MARKET PRICE AND DIVIDEND INFORMATION

Chavant

Market Price of Ordinary Shares, Warrants and Units

The Ordinary Shares, Warrants and Units are currently listed on Nasdaq under the symbols “CLAY,” “CLAYW” and “CLAYU,” respectively. In connection with the Domestication, Chavant will issue (i) one share of Class A Common Stock in exchange for and on conversion of each Ordinary Share outstanding immediately prior to the Domestication and (ii) one Warrant exercisable for one share of Class A Common Stock in exchange for and on conversion of each Warrant exercisable for one Ordinary Share outstanding immediately prior to the Domestication. Chavant will also file the Proposed Charter in Delaware to, among other things, authorize two classes of common stock, the Class A Common Stock and the Class B Common Stock. Chavant intends to apply to continue the listing of the shares of Class A Common Stock and Warrants of New Mobix Labs on Nasdaq under the symbols “MOBX” and “MOBXW,” respectively, upon the Closing. All outstanding Units will be separated into their component securities immediately prior to the Closing. Accordingly, New Mobix Labs will not have any Units following consummation of the Transaction, and therefore there will be no Nasdaq listing of the Units following the consummation of the Transaction.

On November 15, 2022, the last trading date before the public announcement of the Transaction, the Units, Public Shares and Public Warrants closed at $10.07, $10.15 and $0.037, respectively. On October 30, 2023, the Units, Public Shares and Public Warrants closed at $11.07, $11.08 and $0.0212, respectively.

Holders

As of [ ], 2023, there (a) was one holder of record of Units, (b) were 20 holders of record of Ordinary Shares, and (c) were 14 holders of record of Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, Ordinary Shares and Warrants are held of record by banks, brokers and other financial institutions.

Dividends

Chavant has not paid any cash dividends on the Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Transaction. The payment of cash dividends in the future will be dependent upon New Mobix Labs’ revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Transaction. The payment of any cash dividends subsequent to the Transaction will be within the discretion of the New Mobix Labs Board at such time. New Mobix Labs’ ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

Mobix Labs

Historical market price information regarding Mobix Labs is not provided because there is no public market for its securities. See “Mobix Labs Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

ADDITIONAL INFORMATION

Submission of Shareholder Proposals

The Chavant Board is aware of no other matter that may be brought before the Special Meeting. Under Cayman Islands law, only business that is specified in the notice of Special Meeting to shareholders may be transacted at the Special Meeting.

Future Shareholder Proposals

The Special Meeting to be held on [               ], 2023, will be held in lieu of the 2023 annual general meeting of shareholders of Chavant. If the Transaction is completed, the next annual meeting of stockholders of New Mobix Labs will be held in 2024. For any proposal to be considered for inclusion in the proxy statement and form of proxy for submission to New Mobix Labs stockholders at the 2024 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Proposed Bylaws.

The Proposed Bylaws will establish an advance notice procedure for stockholders (other than stockholders of a class of capital stock of New Mobix Labs or a series of Preferred Stock, in each case, entitled to, voting separately as a single class by or pursuant to the Proposed Charter, to elect directors or conduct other business) who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that nominations of persons for election to the New Mobix Labs Board (other than nominations of persons for election as Class B Directors or nominations of persons for election as directors by the holders of another class of capital stock of New Mobix Labs or a series of Preferred Stock, as applicable, entitled to, voting separately as a single class, elect such directors by or pursuant to the provisions of the Proposed Charter) and the proposal of other business to be considered by the stockholders (other than other business required by the Proposed Charter to be voted on by a class of capital stock of New Mobix Labs, separately as a single class, or by the holders of a series of Preferred Stock, separately as a single class) may be made at an annual meeting of stockholders only (i) pursuant to New Mobix Labs’ notice of such meeting (or any supplement thereto) or (ii) by any stockholder of New Mobix Labs who (a) (1) was a stockholder of record at the time of giving the notice, (2) is entitled to vote at such meeting, and (3) has complied with notice and other procedures specified in the Proposed Bylaws in all applicable respects or (b) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act.

To be timely for New Mobix Labs’ annual meeting of stockholders, New Mobix Labs’ secretary must receive the written notice at New Mobix Labs’ principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than 30 days before, or more than 70 days after, such anniversary date, notice by the stockholder must be delivered no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by New Mobix Labs. Nominations and business proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and form of proxy for the 2024 annual meeting of stockholders pursuant to Rule 14a-8 must be received at New Mobix Labs’ principal executive offices a reasonable time before New Mobix Labs begins to print and send its proxy materials for such annual meeting and must comply with Rule 14a-8.

In addition to satisfying the foregoing requirements under the Proposed Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the nominees of New Mobix Labs must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act within the timeframes set forth therein.

Legal Matters

The legality of shares of Class A Common Stock and the Warrants offered pursuant to this proxy statement/prospectus will be passed upon for Chavant by Simpson Thacher & Bartlett LLP. Based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion included as Exhibit 8.1 hereto, it is the opinion of Simpson Thacher & Bartlett LLP that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

Experts

The financial statements of Mobix Labs, Inc. as of September 30, 2022 and September 30, 2021 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Mobix Labs, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Chavant Capital Acquisition Corp. as of December 31, 2022, for the year ended December 31, 2022, and for the period from March 19, 2021 (inception) through December 31, 2021, included in this proxy statement/prospectus have been included in reliance on the report of BDO USA, LLP (n/k/a BDO USA, P.C.), an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

The financial statements of EMI Solutions, Inc. as of June 30, 2023 and June 30, 2022 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of Macias Gini & O’Connell LLP, an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Delivery of Documents to Shareholders

Pursuant to the rules of the SEC, Chavant and servicers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement. Upon written or oral request, Chavant will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request delivery of single copies of the proxy statement in the future. Shareholders may notify Chavant of their requests by calling or writing to Chavant at its principal executive offices at (212) 745-1086 and 445 Park Avenue, 9th Floor New York, NY 10022.

Our Transfer Agent and Warrant Agent

The transfer agent for the Ordinary Shares and warrant agent for Warrants is Continental Stock Transfer & Trust Company. Chavant has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise in connection with any action taken or omitted by it in that capacity, except for any liability due to any gross negligence, fraud, willful misconduct or bad faith of Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this proxy statement/prospectus, at the SEC’s website at http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, our corporate website at https://chavantcapital.com/investor-relations/. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the proposals to be presented at the Special Meeting, you should contact our proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Tel: (800) 662-5200 (toll-free) or

(203) 658-9400 (banks and brokers can call collect)

Email: CLAY.info@investor.morrowsodali.com

You may also obtain these documents by requesting them in writing from us by addressing such request to our Secretary at 445 Park Avenue, 9th Floor New York, NY 10022.

If you are a shareholder of Chavant and would like to request documents, please do so by [             ], 2023, in order to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

INDEX TO FINANCIAL STATEMENTS

CHAVANT CAPITAL ACQUISITION CORP. FINANCIAL STATEMENTS

Page No.
Chavant Capital Acquisition Corp. Financial Statements, Year Ended December 31, 2022 and Period From March 19, 2021 (Inception) Through December 31, 2021
Report of Independent Registered Public Accounting Firm (BDO USA, LLP; New York, New York)	F-2
Financial Statements:
Balance Sheets as of December 31, 2022 and 2021	F-3
Statements of Operations for the year ended December 31, 2022 and for the period from March 19, 2021 (inception) through December 31, 2021	F-4

Statements of Changes in Shareholders’ Deficit and Ordinary Shares Subject to Redemption for the year ended December 31, 2022 and for the period from March 19, 2021 (inception) through December 31, 2021

F-5
Statements of Cash Flows for the year ended December 31, 2022 and for the period from March 19, 2021 (inception) through December 31, 2021	F-6
Notes to Financial Statements	F-7

Chavant Capital Acquisition Corp. Financial Statements, Six Months Ended June 30, 2023 and 2022
Condensed Balance Sheets as of June 30, 2023 and December 31, 2022	F-22
Condensed Statements of Operations for the three and six months ended June 30, 2023 and 2022	F-23
Condensed Statements of Changes in Shareholders’ Deficit and Ordinary Shares Subject to Possible Redemption for the three and six months ended June 30, 2023 and 2022	F-24
Condensed Statements of Cash Flows for the six months ended June 30, 2023 and 2022	F-25
Notes to Condensed Financial Statements (Unaudited)	F-29

MOBIX LABS, INC. FINANCIAL STATEMENTS

Mobix Labs, Inc. Unaudited Condensed Financial Statements, Nine Months Ended June 30, 2023 and 2022
Condensed Balance Sheets as of June 30, 2023 and September 30, 2022 (unaudited)	F-74
Condensed Statements of Operations and Comprehensive Loss for the nine months ended June 30, 2023 and June 30,2022 (unaudited)	F-75
Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the nine months ended June 30, 2023 and June 30, 2022 (unaudited)	F-76
Condensed Statements of Cash Flows for the nine months ended June 30, 2023 and June 30, 2022 (unaudited)	F-77
Notes to Condensed Financial Statements (unaudited)	F-78

EMI SOLUTIONS, INC. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Chavant Capital Acquisition Corp.

New York, New York

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chavant Capital Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ deficit and ordinary shares subject to possible redemption, and cash flows for the year ended December 31, 2022 and for the period from March 19, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations, and its cash flows for the year ended December 31, 2022 and for the period from March 19, 2021 (inception) through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as of December 31, 2022, the Company does not have sufficient cash and working capital to sustain its operations which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2021.

New York, New York

March 31, 2023

CHAVANT CAPITAL ACQUISITION CORP.

BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$175,788	$240,706
Prepaid expenses	—	432,591
Total Current Assets	175,788	673,297
Investment held in trust account	9,835,409	80,002,777
TOTAL ASSETS	$10,011,197	$80,676,074
LIABILITIES, SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$358,257	$69,002
Promissory note - due to sponsor	662,000	—
Total Current Liabilities	1,020,257	69,002
Warrant liability	335,240	1,667,262
PIPE Derivative Liability	1,065,297	—
Total Liabilities	2,420,794	1,736,264
Commitments and Contingencies
Ordinary shares subject to possible redemption, $0.0001 par value; 200,000,000 shares authorized; 953,033 and 8,000,000 shares subject to possible redemption at redemption value of $10.22 and $10.00 per share as of December 31, 2022 and 2021, respectively	9,735,409	80,000,000
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 2,000,000 shares issued and outstanding(1)	200	200
Additional paid-in capital	30	30
Accumulated deficit	(2,145,236)	(1,060,420)
Total Shareholders’ Deficit	(2,145,006)	(1,060,190)
TOTAL LIABILITIES, SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$10,011,197	$80,676,074
(1)	875,000 ordinary shares were surrendered to the Company during year 2021 for cancellation for no consideration, resulting in 2,000,000 ordinary shares outstanding. All share amounts and related information have been retroactively restated to reflect the share surrender (see Note 7).

The accompanying notes are an integral part of the financial statements.

CHAVANT CAPITAL ACQUISITION CORP.

STATEMENTS OF OPERATIONS

		From March 19, 2021
	Year ended	(inception) through
	December 31, 2022	December 31, 2021
General and administrative expense	$1,140,064	$702,456
Administrative expense-related party	120,000	60,000
Loss from operations	(1,260,064)	(762,456)
Other income:
Gain from change in fair value of warrant liability	1,332,022	1,120,738
Interest earned on marketable securities held in trust account	217,210	2,777
Day one loss in PIPE Derivative Liability	(1,108,709)	—
Gain from change in fair value of PIPE Derivative Liability	43,412	—
Total other income	483,935	1,123,515
(Loss) Income before income taxes	(776,129)	361,059
Income tax expense	—	—
Net (Loss) Income	$(776,129)	$361,059
Weighted average ordinary shares outstanding of ordinary shares subject to redemption	4,795,078	4,527,778
Basic and diluted net income (loss) per ordinary share subject to redemption	$(0.10)	$0.38
Weighted average ordinary shares outstanding of non-redeemable ordinary shares(1)	2,000,000	1,868,056
Basic and diluted net income (loss) per non-redeemable ordinary share	$(0.16)	$(0.73)
(1)	875,000 ordinary shares were surrendered to the Company for cancellation for no consideration, resulting in 2,000,000 ordinary shares outstanding. All share amounts and related information have been retroactively restated to reflect the share surrender (see Note 7).

The accompanying notes are an integral part of the financial statements.

CHAVANT CAPITAL ACQUISITION CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT AND ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION

			Shareholders’ Equity (Deficit)
	Ordinary Shares subject				Additional		Total
	to possible redemption		Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance – March 19, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of ordinary shares	—	—	2,300,000	200	24,800	—	25,000
Issuance of Public Shares and Public Warrants in initial public offering	8,000,000	75,140,000	—	—	4,860,000	—	4,860,000
Offering costs allocation	—	(1,933,210)	—	—	(125,039)	—	(125,039)
Cash proceeds received in excess of fair value for Private Placement Warrants	—	—	—	—	612,000	—	612,000
Accretion to ordinary shares subject to redemption (Deemed dividend)	—	6,793,210	—	—	(5,371,731)	(1,421,479)	(6,793,210)
Forfeiture of Founder Shares in connection with the expiration of overallotment option	—	—	(300,000)	—	—	—	—
Net income	—	—	—	—	—	361,059	361,059
Balance – December 31, 2021	8,000,000	$80,000,000	2,000,000	$200	$30	$(1,060,420)	$(1,060,190)
Redemption of ordinary shares	(7,046,967)	(70,573,278)	—	—	—	—	—
Subsequent measurement of ordinary shares subject to redemption	—	308,687	—	—	—	(308,687)	(308,687)
Net loss	—	—	—	—	—	(776,129)	(776,129)
Balance – December 31, 2022	953,033	$9,735,409	2,000,000	$200	$30	$(2,145,236)	$(2,145,006)

The accompanying notes are an integral part of the financial statements.

CHAVANT CAPITAL ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	Year ended	From March 19, 2021
	December 31,	(inception) through
	2022	December 31, 2021
Cash Flows from Operating Activities:
Net Income	$(776,129)	$361,059
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in trust account	—	(2,777)
Day one loss in PIPE Derivative Liability	1,108,709	—
Change in fair value of warrant liabilities	(1,332,022)	(1,120,738)
Change in fair value of PIPE Derivative Liability	(43,412)	—
Changes in operating assets and liabilities:
Prepaid expenses	432,591	(432,591)
Accrued expenses	289,255	69,002
Net cash used in operating activities	(321,008)	(1,126,045)
Cash Flows from Investment Activities:
Cash withdrawn from Trust Account in connection with redemption	70,573,278	—
Reinvest interest earned on marketable securities held in trust account	(217,210)	—
Investment of cash in Trust Account	(188,700)	(80,000,000)
Net cash provided by (used in) investing activities	70,167,368	(80,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares to Sponsor	—	25,000
Proceeds from sale of Units in initial public offering, net of underwriting discounts paid	—	78,400,000
Redemption of ordinary shares subject to possible redemption	(70,573,278)	—
Proceeds from sale of Private Placement Warrants	—	3,400,000
Proceeds from promissory note – due to sponsor	662,000	129,602
Repayment of promissory note – due to sponsor	—	(129,602)
Payment of offering costs	—	(458,249)
Net cash (used in) provided by financing activities	(69,911,278)	81,366,751
Net Change in Cash	(64,918)	240,706
Cash – Beginning of period	240,706	—
Cash – End of period	$175,788	$240,706
Non-Cash investing and financing activities:
Accretion to ordinary shares subject to redemption	$308,687	$6,793,210

The accompanying notes are an integral part of the financial statements.

CHAVANT CAPITAL ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Organization and General

Chavant Capital Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on March 19, 2021. The Company was formed for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity through December 31, 2022 relates to the Company’s formation and its Initial Public Offering (“IPO”) which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

On November 15, 2022, the Company and Mobix Labs, Inc. (“Mobix Labs”) entered into a business combination agreement, by and among the Company, Mobix Labs and CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Mobix Labs, with Mobix Labs surviving the merger as a wholly-owned direct subsidiary of the Company (the “Proposed Mobix Labs Transaction”). The Proposed Mobix Labs Transaction may be terminated by the Company and/or Mobix Labs under certain circumstances at any time prior to the closing as further described in Note 6 - Commitments and Contingencies. If the Proposed Mobix Labs Transaction occurs, the combined company will be named Mobix Labs, Inc., and its common stock and warrants are expected to be listed on Nasdaq. In connection with the Proposed Mobix Labs Transaction, the Company entered into a subscription agreement (the “PIPE Subscription Agreement”) with an investor (the “PIPE Investor”), pursuant to which the PIPE Investor agreed to purchase 3,000,000 shares of Class A Common Stock at $10.00 per share for an aggregate amount of $30,000,000 (the “PIPE”), subject to, among other things, the approval of the Proposed Mobix Labs Transaction by the Company’s shareholders and the satisfaction of the conditions set forth in the business combination agreement, including a Form S-4 registration statement being declared effective by the SEC. See Note 6 for further discussion of the accounting for the PIPE, including the embedded Make-Whole Features, as defined and described in such note.

Financing

The Company’s Sponsor is Chavant Capital Partners LLC, a Delaware limited liability company (the “Sponsor”). The registration statement pursuant to which the Company registered its securities offered in the IPO was declared effective on July 19, 2021.On April 7, 2021, the Sponsor purchased an aggregate of 2,875,000 ordinary shares (the “Founder Shares”) for a purchase price of $25,000, or approximately $0.009 per share. On June 25, 2021, the Sponsor sold an aggregate of 422,581 of such Founder Shares to the underwriters for a purchase price of $3,675.

On July 22, 2021, the Company consummated its IPO of 8,000,000 Units (each, a “Unit” and collectively, the “Units”), at $10.00 per Unit, generating gross proceeds of $80,000,000 and incurring offering costs of $2,058,249. The Company granted the underwriters a 45-day option to purchase up to an additional 1,200,000 Units at the IPO price to cover over-allotments, if any. On September 5, 2021, the over-allotment expired unexercised and an aggregate of 300,000 Founder Shares was forfeited, resulting in 2,000,000 Founder Shares remaining outstanding (See Note 7).

Simultaneously with the consummation of the closing of the IPO, the Company consummated the private placement of an aggregate of 3,400,000 warrants (each, a “Private Warrant” and collectively, the “Private Warrants” and, together with the Public Warrants, the “Warrants”) at an average price of $1.00 per Private Warrant to the Sponsor and the underwriters, generating total gross proceeds of $3,400,000 (the “Private Placement”).

Trust Account

Following the closing of the IPO on July 22, 2021, an amount of $80,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in the trust account (the “Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee. The funds may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940 (as amended, the “Investment Company Act”) which invest only in direct U.S. government treasury obligations.

On July 14, 2022, the Company held an Extraordinary General Meeting (the “Meeting”) of shareholders and obtained shareholder approval of the extension of the date by which the Company must consummate an initial Business Combination from July 22, 2022 to January 22, 2023 (the “Extended Date”) by amending the Company’s amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) (such amendment, the “First Extension Amendment”). The First Extension Amendment became effective upon approval of the Company’s shareholders. In connection with the First Extension Amendment, shareholders holding 7,046,967 ordinary shares of the Company exercised their right to redeem their ordinary shares for a pro rata portion of the funds in the Trust Account. As a result, $70,573,278 was deducted from the Trust Account to pay such holders. As a result of redemption payments and above-mentioned extensions, the Company deposited $31,450 (at a rate of $0.033 per non-redeeming Public Share) for each subsequent monthly period needed by the Company to complete a Business Combination by the Extended Date. As of December 31, 2022, the Company deposited an aggregate of $188,700 in the Trust Account which were funded by the promissory notes issued to the Sponsor.

On January 6, 2023, the Company held an extraordinary general meeting of shareholders and obtained shareholder approval of the extension of the Business Combination period to July 22, 2023 (“Second Extension”). In connection with the meeting, Public Shareholders holding 96,991 Public Shares elected to exercise their right to redeem such shares and $1,004,600 was paid out of the Trust Account in connection with the redemptions. In connection with the approval of the extension amendment, the Company made an initial deposit into the Trust Account of $42,802 (at a rate of $0.05 per non-redeeming Public Share per month) and will continue to deposit $42,802 for each subsequent monthly period, or portion thereof, that is needed by the Company to complete a Business Combination by July 22, 2023. As of March 30, 2023, the Company had deposited an aggregate of $317,107 in the Trust Account in connection with the First Extension Amendment and the Second Extension, and the Trust Account had a total balance of approximately $9,090,881.

The funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of our initial Business Combination, (ii) the redemption of any of Public Shares properly submitted in connection with a shareholder vote to amend our Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of our obligation to redeem 100% of the Public Shares if we do not complete our initial Business Combination by July 22, 2023 (or within any extended period of time that we may have to consummate an initial Business Combination as a result of an amendment to our Amended and Restated Memorandum and Articles of Association) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity or (iii) the redemption of the Public Shares if we are unable to complete the Proposed Mobix Labs Transaction or another or any other initial Business Combination by July 22, 2023 (or by the end of any such extended period of time), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders. The proceeds held in the Trust Account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

Initial Business Combination

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of taxes payable) at the time of the signing of a definitive agreement to enter into an initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940.

The Company will provide holders (the “Public Shareholders”) of its ordinary shares sold in the IPO (the “Public Shares”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially anticipated to be $10.00 per Public Share). These Public Shares were classified as temporary equity upon the completion of the IPO in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the Proposed Mobix Labs Transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the Proposed Mobix Labs Transaction, whether they participate in or abstain from voting, or whether they were a shareholder on the record date for the general meeting held to approve the Proposed Mobix Labs Transaction. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders, Sponsor, officers and directors (the “Initial Shareholders”) have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the IPO in favor of a Business Combination. The Company has adopted an insider trading policy which requires insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the ordinary shares sold in the IPO, without the prior consent of the Company.

The Company has entered into a letter agreement with its Initial Shareholders, pursuant to which the Initial Shareholders have agreed to not to propose an amendment to the Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their ordinary shares in conjunction with any such amendment.

Liquidation

On July 14, 2022, the Company obtained shareholder approval to extend the date by which the Company must consummate an initial Business Combination from July 22, 2022 to January 22, 2023. On January 6, 2023, the Company obtained shareholder approval to further extend the date to July 22, 2023.

If the Company is unable to complete the Proposed Mobix Labs Transaction or any other initial Business Combination by the Second Extended Date (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the Warrants, which will expire worthless if the Company fails to complete its initial Business Combination within the Combination Period.

The Company’s Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Company’s Initial Shareholders acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, except the independent registered public accounting firm, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources; Going Concern

The Company’s liquidity needs prior to the consummation of the IPO were satisfied through the proceeds of $25,000 from the sale of 2,000,000 Founder Shares (Note 7). Subsequent to the consummation of the IPO, the Company’s liquidity needs have been satisfied through the net proceeds from the Private Placement held outside of the Trust Account and the proceeds of the loans described below.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Warrants.

As of December 31, 2022, the Company has drawn down $662,000 under the Working Capital Loans (as defined in Note 5). The Company anticipates that the cash held outside of the Trust Account in the amount of $175,788 as of December 31, 2022 will not be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that a Business Combination is not consummated during that time. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the initial Business Combination as discussed above. There is no assurance that the Company’s plans to consummate an initial Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement”, other than warrant liability (see Note 8), approximate the carrying amounts represented in the Company’s balance sheet, primarily due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Offering Costs associated with the IPO

Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are directly attributable to the IPO. Offering costs are allocated based on relative fair value to the ordinary shares subject to possible redemption and Public Warrants.

Cash

Cash and cash equivalents include cash on hand and on deposit at banking institutions as well as all highly liquid short-term investments with original maturities of 90 days or less. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Investments Held in Trust Account

As of December 31, 2022, the assets held in the Trust Account were held in money market funds which invest only in U.S. Treasury Securities. The Company classifies its investment in money market funds as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in trust interest income in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

As of December 31, 2022 and 2021, the Company had $9,835,409 and $80,002,777 in investments held in the Trust Account, respectively. At the Meeting on July 14, 2022, shareholders holding 7,046,967 ordinary shares exercised their right to redeem their ordinary shares for a pro rata portion of the funds in the Trust Account and $70,573,278 was removed from the Trust Account to pay such holders. At the meeting on January 6, 2023, shareholders holding 96,991 ordinary shares exercised their right to redeem their ordinary shares for a pro rata portion of the funds in the Trust Account and $1,004,600 (approximately $10.36 per ordinary share) was removed from the Trust Account to pay such holders.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on these accounts.

Warrants

The Company accounts for warrants based on an assessment of specific terms and applicable authoritative guidance in the FASB’s ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging.” The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period while the warrants are outstanding. Because the Company does not control the occurrence of events, such as a tender offer or exchange, that may trigger cash settlement of the Private Warrants where not all of the shareholders also receive cash, the Private Warrants do not meet the criteria for equity treatment thereunder; as such, the Private Warrants must be recorded as derivative liability.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as non-cash gain or loss on the statements of operations.

The Company’s Public Warrants (Note 7) are accounted for as equity, and the Private Warrants (Note 4) are accounted for as liabilities. The Private Warrants were recorded at fair value as of July 22, 2021, the closing date of the IPO, and are re-valued at each reporting date, with changes in the fair value reported in the statements of operations.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption (“Public Shares”) in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares subject to possible redemption feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 953,033 and 8,000,000 ordinary shares subject to possible redemption, respectively, are presented, at redemption value, as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit. On July 22, 2021, the Company recorded an accretion of $6,793,210, $5,371,731 of which was recorded in additional paid-in capital and $1,421,479 was recorded in accumulated deficit.

In connection with the extension of the Business Combination period on July 14, 2022, Public Shareholders elected to redeem an aggregate of 7,046,967 Public Shares. As a result, $70,573,278 was paid out of the Trust Account in connection with the redemptions. For the year ended December 31, 2022, the Company recorded an accretion of $188,700 (extension funds deposited into the Trust Account) and $119,987 (interest income over $100,000) and $308,687 was recorded in accumulated deficit.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the issuance date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period.

The PIPE Derivative Liability is comprised of the Make-Whole Features (as defined in Note 6). The PIPE Derivative Liability meets the criteria for derivative liability classification. As such, the PIPE Derivative Liability is recorded at its initial fair value on the date of issuance and each balance sheet date thereafter. Changes in the estimated fair value of the derivative liability are recognized as non-cash gain or loss on the statements of operations. The fair value of the derivative liability is discussed in Note 8.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

There were no unrecognized tax benefits as of December 31, 2022. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the period from March 19, 2021 (inception) through December 31, 2021 and for the year ended December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented. While the Company is not expected to be subject to United States taxation (other than as a result of a Business Combination involving a U.S. target), the Company may become subject to United States taxation if it were or deemed to be engaged in a United States trade or business. Any interest payable in respect of U.S. debt obligations (if any) held by the Trust Account is intended to qualify for the portfolio interest exemption or otherwise be exempt from U.S. withholding taxes. Furthermore, shareholders of the Company’s shares may be subject to tax in their respective jurisdictions based on applicable law, for instance, United States persons may be subject to tax on amounts deemed received depending on whether the Company is a passive foreign investment company and whether U.S. persons have made any applicable tax elections permitted under applicable law.

Net Income (Loss) Per Share

Net income (loss) per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares forfeited. The Company has not considered the effect of (1) the 9,400,000 ordinary shares issuable upon exercise of the Public Warrants and Private Warrants, and (2) the PIPE in the calculation of diluted loss per share, since the exercise of such Warrants and PIPE are contingent upon the occurrence of future events and the inclusion of such Warrants and PIPE would be anti-dilutive. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The Company’s statement of operations includes a presentation of net income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of net income (loss) per share.

As of December 31, 2022, the Company has 953,033 ordinary shares subject to possible redemption and 2,000,000 Founder Shares. For the year ended, December 31, 2022, earnings and losses are adjusted for the effects of accretion to ordinary shares subject to possible redemption and are allocated pro rata, reflective of the respective participation rights, between the two classes of ordinary shares.

The net income (loss) per share presented in the statements of operations is based on the following:

		From March 19, 2021
	For the Year ended	(inception) through
	December 31, 2022	December 31, 2021
Net loss from inception to IPO date in year 2021	$—	$(85,612)
Net income from IPO date to year-end (total loss from inception to 12/31/2021) less the loss from inception to IPO)	—	446,671
Net income (loss)	$(776,129)	$361,059
Accretion of temporary equity to redemption value	(308,687)	(6,793,210)
Net income (loss) including accretion of temporary equity to redemption value	$(1,084,816)	$(6,432,151)

	For the Year ended		From March 19, 2021 (inception) through
	December 31, 2022		December 31, 2021
	Public Shares	Founder Shares	Public Shares	Founder Shares
Basic and diluted net income per share:
Total number of shares	4,795,078	2,000,000	8,000,000	2,000,000
Ownership percentage	71%	29%	80%	20%
Numerator:
Allocation of net loss – inception to IPO date	$—	$—	$—	$(85,612)
Allocation of net income – IPO date to year end (allocated based on ownership percentage)	—	—	357,337	89,334
Total net income allocation	$—	$—	$357,337	$3,722
Net income (loss) including accretion of temporary equity to redemption value	(765,521)	(319,295)	(5,434,568)	(1,358,642)
Plus: Accretion applicable to the redeemable class	308,687	—	6,793,210	—
Allocation of net income (loss)	$(456,834)	$(319,295)	$1,715,979	$(1,354,920)
Denominator:
Weighted-average shares outstanding	4,795,078	2,000,000	4,527,778	1,868,056
Basic and diluted net income (loss) per share:	$(0.10)	$(0.16)	$0.38	$(0.73)

Risks and Uncertainties

In February 2022, the Russian Federation commenced a military action with the country of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements.

Recent Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the IPO on July 22, 2021, the Company sold 8,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $80,000,000. Each Unit consists of one ordinary share and three-quarters of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

The Company incurred offering costs of $2,058,249, consisting of $1,600,000 of underwriting discounts and commissions and $458,249 of costs related to the IPO.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and the underwriters purchased an aggregate of 3,400,000 Private Warrants at an average price of $1.00 per Private Warrant, for an aggregate purchase price of $3,400,000. Each Private Warrant will entitle the holder to purchase one ordinary share at a price of $11.50 per full share, subject to adjustment (see Note 7). The proceeds from the Private Warrants and the proceeds from the IPO, less underwriting discounts and commissions, were placed in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

Private Warrant Liability

The Company accounts for the Private Warrants as liabilities as the number of shares used to calculate the settlement amount are not fixed. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations.

Note 5 — Related Party Transactions

Founder Shares

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

Promissory Note to Sponsor and Working Capital Loans

On April 7, 2021, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $200,000 to cover formation and operating expenses related to the IPO. The Promissory Note is non-interest bearing and payable on the earlier of (i) July 31, 2021 and (ii) the completion of the IPO. The outstanding balance of $129,602 was repaid on July 22, 2021.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

On June 20, 2022, the Sponsor provided the Company with a Working Capital Loan of $360,000 and the Company issued an unsecured convertible promissory note in the aggregate principal amount of $360,000 to the Sponsor. On July 18, 2022, the Sponsor provided the Company with a Working Capital Loan of $490,000 and the Company issued an unsecured convertible promissory note in the aggregate principal amount of $490,000 to the Sponsor. Any Working Capital Loans under the promissory notes issued on June 20, 2022 and July 18, 2022 are due on the earlier of five business days after the Company’s initial Business Combination and December 31, 2023.

As of December 31, 2022, the Company had drawn down $662,000 under the Working Capital Loans.

On January 6, 2023, the Sponsor provided the Company with an additional Working Capital Loan of $300,000, and the Company issued an unsecured convertible promissory note in the aggregate principal amount of $300,000 to the Sponsor to fund the Company’s ongoing working capital requirements and to fund a portion of the amounts that the Company has agreed to deposit into the Company’s Trust Account as a result of obtaining shareholder approval of the extension amendment proposal (See Note 9). The

Working Capital Loan under this promissory note is due on the earlier of five business days after the Company’s initial Business Combination and July 31, 2024.

Administrative Services Arrangement

On July 26, 2021, the Company entered into an administrative services agreement with the Sponsor, effective as of the date that the Company’s securities were first listed on The Nasdaq Stock Market LLC, to make available to the Company certain general and administrative services, including office space, utilities and administrative services, as the Company may require from time to time. The Company has agreed to pay $10,000 per month for these services. Upon completion of the Company’s Business Combination or its liquidation, the Company will cease paying these monthly fees.

For the year ended December 31, 2022 and for the period from March 19, 2021 (inception) through December 31, 2021 the Company incurred expenses of $120,000 and $60,000 under this agreement, respectively, of which $80,000 and $10,000 are included in accrued expenses as of December 31, 2022 and 2021, respectively.

Note 6 — Commitments and Contingencies

Registration and Shareholder Rights

Pursuant to a registration rights agreement entered into on July 19, 2021, the holders of Founder Shares, Private Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights, requiring the Company to register such securities for resale. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters received a cash underwriting discounts and commissions of 2.0% of the gross proceeds of the IPO, or $1,600,000.

Business Combination Marketing Agreement

At the closing of the IPO and in connection with the Business Combination, the Company and the underwriters entered into an agreement (the “Business Combination Marketing Agreement”), whereby the underwriters are to assist the Company in holding meetings with the Company’s shareholders to discuss potential Business Combination targets and the target business’s attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the potential Business Combination, provide financial advisory services to assist the Company in its efforts to obtain any shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. Pursuant to the Business Combination Marketing Agreement, the marketing fee payable to the representatives will be 3.5% of the gross proceeds of the IPO, or $2,800,000, upon the consummation of our Business Combination.

Proposed Mobix Labs Transaction

The obligations of the Company and Mobix Labs to consummate the Proposed Mobix Labs Transaction are subject to the satisfaction or waiver of certain customary conditions to closing, including, among other things: (i) the expiration or termination of all applicable waiting periods (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) the Company having at least $5,000,001 of net tangible assets after giving effect to the PIPE Investment in accordance with the terms of the PIPE Subscription Agreement and following the exercise by Public Shareholders of their redemption rights, (iii) approval by the required shareholders of the Company of the business combination agreement and the Proposed Mobix Labs Transaction, (iv) the absence of any law enacted or order issued or threatened in writing by a governmental authority having the effect of restricting or making the Proposed Mobix Labs Transaction illegal or otherwise prohibiting, restricting or making illegal the consummation of the Proposed Mobix Labs Transaction, (v) shareholder approval of the Company to extend the time period for it to consummate a Business Combination from January 22, 2023 to July 22, 2023, which shareholder approval has been obtained, (vi) the performance or compliance in all material respects by the parties with all of the agreements and covenants required to be performed by such party under the business combination agreement on or prior to the closing date, (vii) the resignation of certain officers and directors of the Company and Mobix Labs and (viii) the execution and delivery of the amended and restated registration rights agreement.

The business combination agreement may be terminated by the Company and/or Mobix Labs under certain circumstances at any time prior to the closing, notwithstanding any requisite approval and adoption of the business combination agreement and the Proposed Mobix Labs Transaction by the Mobix Labs stockholders or the Company, including, among others, (i) by the Company or Mobix Labs if the Closing has not occurred on or before July 22, 2023, (ii) by the Company if any Mobix Labs stockholder litigation is commenced or threatened in writing by a Mobix Labs stockholder at any time prior to the effective time and (iii) by the Company if Mobix Labs’ PCAOB audited financial statements were not delivered to the Company, in form and substance reasonably satisfactory to the Company, on or before December 15, 2022 (which right to terminate the business combination agreement under this clause (iii) is required to be exercised before the date of the initial public filing of the registration statement on Form S-4 relating to the Proposed Mobix Labs Transaction with the SEC).

PIPE Subscription Agreement

Pursuant to the PIPE Subscription Agreement, the Company has agreed and shall use its commercially reasonable efforts to file an SEC registration statement registering the shares of Class A Common Stock acquired by the PIPE Investor (the “PIPE Resale Registration Statement”) for public resale within 45 days of closing.

The Company also agreed to issue additional shares of Class A Common Stock to the PIPE Investor (the “Make-Whole Features”) in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of shares of Class A Common Stock equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

The Company evaluated the accounting treatment for PIPE Subscription Agreement, which contains embedded Make-Whole Features, in accordance with ASC 480 and ASC 815 and has determined to account for the PIPE Subscription Agreement as a freestanding financial instrument and as a liability. The Company has concluded that, although the PIPE Subscription Agreement does not meet the definition of a liability under ASC 480, the PIPE Subscription Agreement should be classified as a liability (the “PIPE Derivative Liability”) upon the application of ASC 815-40 because (i) the number of additional shares issuable pursuant to the Make-Whole Features depends on whether there is an effective PIPE Resale Registration Statement (i.e., the Adjustment Period VWAP described above cannot be determined until the PIPE Resale Registration Statement has been declared effective) and (ii) an effective registration statement is not an input to the fair value option model for a fixed-for-fixed forward, which precludes the PIPE Subscription Agreement from being considered indexed to the Company’s own stock under Step 2 of the indexation guidance contained in ASC 815-40-15-7. As a result, the Company is required to measure the fair value of the PIPE Derivative Liability at the time the Company entered into the PIPE Subscription Agreement and at the end of each reporting period and is required to recognize the change in fair value in the Company’s operating results for the current period (See Note 8).

Note 7 — Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. There currently are no preference shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. On July 19, 2021, the Company effected a cancellation of 575,000 Founder Shares, resulting in an aggregate of 2,300,000 Founder Shares outstanding. On September 5, 2021, the underwriters’ over-allotment option expired unexercised, resulting in the forfeiture of an additional 300,000

Founder Shares and a total of 2,000,000 Founder Shares outstanding as of December 31, 2022 and 2021 All shares and associated amounts have been retroactively restated to reflect the share cancellation. Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders.

As of December 31, 2022 and 2021, there were 953,033 and 8,000,000 ordinary shares issued in the IPO which are subject to possible redemption, respectively

Public Warrants

The Company will not issue fractional Public Warrants, and only whole Public Warrants trade. The Public Warrants will become exercisable on 30 days after the completion of a Business Combination. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the Public Warrants is not effective within 120 days following the consummation of a Business Combination, Public Warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The Public Warrants will expire five years from the closing of a Business Combination.

Once the Public Warrants become exercisable, the Company may redeem the Public Warrants in whole and not in part;

●	at a price of $0.01 per Public Warrant;
●	at any time after the Public Warrants become exercisable;
●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder;
●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the closing of our initial Business Combination), for any 20 trading days within a 30-day trading period commencing after the Public Warrants become exercisable and ending on the third business day prior to the notice of redemption to Public Warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption, except if the Public Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement. The exercise price and number of ordinary shares issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Price.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants and ordinary shares issuable upon the exercise of the Private Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 8 — Fair Value Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices for identical assets or instruments in active markets.

Level 2 Inputs: Quoted prices for similar instruments in active markets and quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs: Significant inputs into the valuation model are unobservable.

As of December 31, 2022 and 2021, assets held in the Trust Account were comprised of $9,835,409 and $80,002,777, respectively, in money market funds which are invested primarily in U.S. Treasury Securities. Through December 31, 2022, the Company has not withdrawn any of interest earned on the Trust Account.

The following presents the Company’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

Description	Level	December 31, 2022	Level	December 31, 2021
Assets:
Investments held in Trust Account	1	$9,835,409	1	$80,002,777
Liabilities:
PIPE Derivative Liability-Make-Whole Features	3	$1,065,297	—	$—
Warrant Liability	2	$335,240	3	$1,667,262

The Private Warrants are considered to be a Level 2 fair value measurement as of December 31, 2022 and are valued the same as the Public Warrants which are traded on the market. Transfers to/from Levels 1, 2 and 3 are recognized at the ending of the reporting period. The estimated fair value of the Private Warrants ($680,000) was transferred from a Level 3 measurement to a Level 2 fair value measurement as of March 31, 2022, as the transfer of Private Warrants to anyone who is not a permitted transferee would result in the Private Warrants having substantially the same terms as the Public Warrants, and the Company determined that the fair value of each Private Warrant is equivalent to that of each Public Warrant. Other than as described above, there were no other transfers to/from Level 3 during the year ended December 31, 2022 and the period from March 7, 2021 (inception) to December 31, 2021.

The Private Warrants were considered a Level 3 fair value measurement prior to December 31, 2021, using a Monte-Carlo simulation model. Inherent in a Monte-Carlo simulation model are assumptions related to expected stock-price volatility (pre-merger and post-merger, expected term, dividend yield and risk-free interest rate). The Company estimates the volatility (10.50%) of its ordinary shares based on management’s understanding of the volatility associated with instruments of other similar entities. The risk-free interest rate (1.19%) is based on the U.S. Treasury rate matching the expected term of the Private Warrants. The expected life of the Private Warrant is simulated based on management assumptions regarding the timing and likelihood of completing a Business Combination. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding fair value measurement inputs for the Private Warrants at measurement dates for Level 3 fair value measurement:

	July 22, 2021	December 31, 2021
Exercise price	$11.50	$11.50
Stock price	$9.39	$9.84
Volatility	16.8%	10.50%
Expected term	5.0	5.0
Risk-free rate	0.71%	1.19%
Dividend yield	0%	0%

The PIPE Derivative Liability was accounted for as a liability in accordance with ASC 815-40 and is presented within current liabilities on the balance sheet as of December 31, 2022. The PIPE Derivative Lability is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of derivative liability in the statements of operations.

The Make-Whole Features were, initially and as of December 31, 2022, valued using a Monte-Carlo model, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the PIPE Derivative Liability is the expected volatility of the Company’s common stock. The expected volatility of the Company’s common stock was determined based on the implied volatility of the Public Warrants and from historical volatility of the common stock of select peer companies of Mobix Labs and comparable ‘blank-check’ companies that recently completed the business combination.

The key inputs into the Monte-Carlo model for the PIPE Derivative Liability were as follows:

	November 15, 2022
Input	(Initial Measurement)	December 31, 2022
Historical 30-days VWAP* as of measurement date	$10.09	$10.19
Risk-free rate	4.47%	4.46%
Dividend yield	0%	0%
Volatility	2.21% and 64%	1.60% and 64.0%
Term (in years)	0.43	0.31

*Volume-Weighted Average Price

The following table presents the changes in the fair value of the PIPE Derivative Liability and the Private Warrant liability:

	Private Warrants	PIPE Derivative Liability
Fair value as of July 22, 2021 (inception)	$—	$—
Initial measurement	2,788,000	—
Change in fair value	(1,120,738)	—
Fair value as of December 31, 2021	$1,667,262	$—
Initial measurement on November 15, 2022	—	1,108,709
Change in fair value	(1,332,022)	(43,412)
Fair value as of December 31, 2022	$335,240	$1,065,297

Note 9 – Subsequent Events

Additional Working Capital Loan

On January 6, 2023, the Sponsor provided the Company with an additional Working Capital Loan of $300,000, and the Company issued an unsecured convertible promissory note in the aggregate principal amount of $300,000 to the Sponsor. As of March 30, 2023, the Company had drawn down $962,000 under the Working Capital Loans (see Note 5).

Nasdaq Notice of Non-Compliance with a Continued Listing Rule

On March 23, 2023, the Company received a notice from the Listing Qualifications staff of The Nasdaq Stock Market LLC that, for the previous 30 consecutive business days, the minimum Market Value of Listed Securities (“MVLS”) for the Company’s ordinary shares was below the $35 million minimum MVLS requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”). In accordance with the Nasdaq Listing Rules, the Company will have 180 calendar days (until September 19, 2023) to regain compliance with the MVLS Rule. To regain compliance with the MVLS Rule, the MVLS for the Company’s ordinary shares must be at least $35 million for a minimum of 10 consecutive business days at any time during this 180-day period. If the Company does not regain compliance with the rule by September 19, 2023, The Nasdaq Stock Market LLC will provide notice that the Company’s ordinary shares will be delisted from The Nasdaq Capital Market. In the event of such notification, the Nasdaq Listing Rules permit the Company an opportunity to appeal The Nasdaq Stock Market LLC’s determination. The Company is monitoring the MVLS of its ordinary shares and will consider options available to it to potentially achieve compliance. The Company’s securities are expected to continue to trade on The Nasdaq Capital Market during the 180-day period.

CHAVANT CAPITAL ACQUISITION CORP.

UNAUDITED CONDENSED BALANCE SHEETS

	June 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$39,880	$175,788
Total Current Assets	39,880	175,788
Investment held in trust account	9,312,428	9,835,409
TOTAL ASSETS	$9,352,308	$10,011,197
LIABILITIES, SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses - professional fee	$541,895	$—
Accrued expenses - others	268,205	358,257
Promissory note - due to sponsor	1,102,000	662,000
Total Current Liabilities	1,912,100	1,020,257
Warrant liability	136,340	335,240
PIPE derivative liability	1,288,218	1,065,297
Total Liabilities	3,336,658	2,420,794
Commitments and Contingencies
Ordinary shares subject to possible redemption
Ordinary shares subject to possible redemption, $0.0001 par value; 200,000,000 shares authorized; 856,042 and 953,033 shares subject to possible redemption at redemption value of $10.76 per share and $10.22 per share as of June 30, 2023 and December 31, 2022, respectively	9,212,428	9,735,409
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 2,000,000 shares issued and outstanding	200	200
Additional paid-in capital	30	30
Accumulated deficit	(3,197,008)	(2,145,236)
Total Shareholders’ Deficit	(3,196,778)	(2,145,006)
TOTAL LIABILITIES, SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$9,352,308	$10,011,197

The accompanying notes are an integral part of these unaudited condensed financial statements.

CHAVANT CAPITAL ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	From the three months ended	From the three months ended	From the six months ended	From the six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
General and administrative expense	$278,500	$396,465	$710,938	$751,341
Administrative expense-related party	30,000	30,000	60,000	60,000
Loss from operations	(308,500)	(426,465)	(770,938)	(811,341)
Other income:
Change in fair value of warrant liability	(34,340)	425,000	198,900	1,412,262
Interest earned on marketable securities held in trust account	174,029	36,250	224,806	38,223
Unrealized loss on marketable securities held in trust account	(82,529)	—	—	—
Change in fair value of PIPE derivative liability	(6,753)	—	(222,921)	—
Total other income	50,407	461,250	200,785	1,450,485
(Loss) Income before income taxes	(258,093)	34,785	(570,153)	639,144
Income tax expense	—	—	—	—
Net (Loss) Income	$(258,093)	$34,785	$(570,153)	$639,144
Weighted average ordinary shares outstanding of ordinary shares subject to redemption	856,042	8,000,000	864,616	8,000,000
Basic and diluted net income per ordinary share subject to redemption	$0.09	$0.00	$0.19	$0.06
Weighted average ordinary shares outstanding of non-redeemable ordinary shares	2,000,000	2,000,000	2,000,000	2,000,000
Basic and diluted net (loss) income per non-redeemable ordinary share	$(0.17)	$0.00	$(0.37)	$0.06

The accompanying notes are an integral part of these unaudited condensed financial statements.

CHAVANT CAPITAL ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

AND ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION

			Shareholders’ Equity (Deficit)
	Ordinary Shares subject to possible				Additional		Total
	redemption		Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance - January 1, 2023	953,033	$9,735,409	2,000,000	$200	$30	$(2,145,236)	$(2,145,006)
Redemption of ordinary shares	(96,991)	(1,004,600)	—	—	—	$—	—
Subsequent measurement of ordinary shares subject to redemption	—	261,713	—	—	—	$(261,713)	(261,713)
Net loss	—	—	—	—	—	$(312,060)	(312,060)
Balance -March 31, 2023	856,042	$8,992,522	2,000,000	$200	$30	$(2,719,009)	$(2,718,779)
Subsequent measurement of ordinary shares subject to redemption	—	219,906	—	—	—	$(219,906)	(219,906)
Net loss	—	—	—	—	—	$(258,093)	(258,093)
Balance -June 30, 2023	856,042	$9,212,428	2,000,000	$200	$30	$(3,197,008)	$(3,196,778)
Balance - January 1, 2022	8,000,000	$80,000,000	2,000,000	$200	$30	$(1,060,420)	$(1,060,190)
Net income	—	—	—	—	—	604,359	604,359
Balance -March 31, 2022	8,000,000	$80,000,000	2,000,000	$200	$30	$(456,061)	$(455,831)
Net income	—	—	—	—	—	34,785	34,785
Balance – June 30, 2022	8,000,000	$80,000,000	2,000,000	$200	$30	$(421,276)	$(421,046)

The accompanying notes are an integral part of these unaudited condensed financial statements.

CHAVANT CAPITAL ACQUISITION CORP.

UNAUDITED STATEMENTS OF CASH FLOWS

	From the six	From the six
	months ended	months ended
	June 30, 2023	June 30, 2022
Cash Flows from Operating Activities:
Net (loss) income	$(570,153)	$639,144
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on marketable securities held in trust account	(174,029)	(38,223)
Change in fair value of warrant liability	(198,900)	(1,412,262)
Change in fair value of PIPE derivative liability	222,921	—
Changes in operating assets and liabilities:
Prepaid expenses	—	389,137
Accrued expenses	451,843	163,066
Net cash used in operating activities	(268,318)	(259,138)
Cash Flows from Investment Activities:
Proceeds from sale of investments in marketable securities	28,340,982	—
Investment in marketable securities	(27,593,195)	—
Reinvest interest earned on marketable securities held in Trust Account	(50,777)	—
Net cash provided by investing activities	697,010	—
Net cash from Financing Activities:
Redemption of ordinary shares subject to possible redemption	(1,004,600)	—
Proceeds from promissory note - due to sponsor	440,000	150,000
Net cash (used in) provided by financing activities	(564,600)	150,000
Net Change in Cash	(135,908)	(109,138)
Cash - Beginning of period	175,788	240,706
Cash - End of period	$39,880	$131,568
Non-Cash investing and financing activities:
Accretion to ordinary shares subject to redemption	$481,619	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

CHAVANT CAPITAL ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — Organization and Business Operations

Organization and General

Chavant Capital Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on March 19, 2021. The Company was formed for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “business combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2023, the Company had not commenced any operations. All activity through June 30, 2023 relates to the Company’s formation and its Initial Public Offering (“IPO”) which is described below, identifying a target company for a business combination and negotiation and preparation of documentation relating to the Proposed Mobix Labs Transaction (as defined below). The Company will not generate any operating revenues until after the completion of a business combination. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

On November 15, 2022, the Company and Mobix Labs, Inc., a Delaware corporation (“Mobix Labs”), entered into a business combination agreement (the “Business Combination Agreement”), by and among the Company, Mobix Labs and CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Mobix Labs, with Mobix Labs surviving the merger as a wholly-owned direct subsidiary of the Company (the “Proposed Mobix Labs Transaction”). In connection with the Proposed Mobix Labs Transaction, the Company will take the steps necessary to transfer its registration from the Cayman Islands to the State of Delaware (the “Domestication”), where it will then immediately incorporate as a Delaware corporation. The Company will also issue one share of Class A Common Stock in exchange for and on conversion in connection with the Domestication of each ordinary share outstanding immediately prior to the Domestication and will issue a warrant exercisable for one share of Class A Common Stock in exchange for and on conversion in connection with the Domestication of each warrant outstanding immediately prior to the Domestication.

The Proposed Mobix Labs Transaction may be terminated by the Company and/or Mobix Labs under certain circumstances at any time prior to the closing. If the Proposed Mobix Labs Transaction occurs, the combined company will be named Mobix Labs, Inc., and its common stock and warrants are expected to be listed on Nasdaq. In connection with the Proposed Mobix Labs Transaction, the Company entered into a subscription agreement (the “PIPE Subscription Agreement”) with an investor (the “PIPE Investor”), pursuant to which the PIPE Investor agreed to purchase 3,000,000 shares of Class A Common Stock at $10.00 per share for an aggregate amount of $30,000,000 (the “PIPE”), subject to, among other things, the approval of the Proposed Mobix Labs Transaction by the Company’s shareholders and the satisfaction of the conditions set forth in the Business Combination Agreement, including a Form S-4 registration statement being declared effective by the SEC. See Note 5 for further discussion of the accounting for the PIPE, including the embedded Make-Whole Features, as defined and described in such note.

On April 7, 2023, the Company, Mobix Labs and Merger Sub entered into Amendment No. 1 to the Business Combination Agreement, pursuant to which, the parties have agreed, among other things, that certain securities issued subsequent to March 26, 2023, referred to as “Post-March 26 Financing Securities,” will not be included in the calculation of the “Company Fully Diluted Number” under the Business Combination Agreement, with the effect that the Per Share Exchange Ratio (as defined in the Business Combination Agreement) will not be reduced on account of such issuances. “Post-March 26 Financing Securities” are defined in the Amendment No. 1 as any shares of (i) common stock of Mobix Labs or (ii) common stock of Mobix Labs issuable upon exercise or conversion of warrants, convertible instruments or convertible debt of Mobix Labs, in each case, where such securities were issued for cash and in accordance with Sections 6.01(b)(iii) and (xix) of the Business Combination Agreement, as a result of, or in connection with, any private placement entered into by Mobix Labs after March 26, 2023. Except with the consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed), Mobix Labs must use the proceeds of the issuance of any Post-March 26 Financing Securities to finance the ongoing business operations of Mobix Labs or to pay transaction expenses. In addition, Amendment No. 1 extended the outside date under the Business Combination Agreement from July 22, 2023 to November 22, 2023.

Nasdaq Notice of Non-Compliance with a Continued Listing Rule

On March 23, 2023, the Company received a notice from the Listing Qualifications staff of The Nasdaq Stock Market LLC that, for the previous 30 consecutive business days, the minimum Market Value of Listed Securities (“MVLS”) for the Company’s Public Shares (as defined below) was below the $35,000,000 minimum MVLS requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”). In accordance with the Nasdaq Listing Rules, the Company will have 180 calendar days (until September 19, 2023) to regain compliance with the MVLS Rule. To regain compliance with the MVLS Rule, the MVLS for the Company’s Public Shares must be at least $35,000,000 for a minimum of 10 consecutive business days at any time during this 180-day period. If the Company does not regain compliance with the rule by September 19, 2023, The Nasdaq Stock Market LLC will provide notice that the Company’s Public Shares will be delisted from The Nasdaq Capital Market. In the event of such notification, the Nasdaq Listing Rules permit the Company an opportunity to appeal The Nasdaq Stock Market LLC’s determination. The Company is monitoring the MVLS of its ordinary shares and will consider options available to it to potentially achieve compliance. The Company’s securities are expected to continue to trade on The Nasdaq Capital Market during the 180-day period.

Financing

The Company’s sponsor is Chavant Capital Partners LLC, a Delaware limited liability company (the “Sponsor”). The registration statement pursuant to which the Company registered its securities offered in the IPO was declared effective on July 19, 2021. On April 7, 2021, the Sponsor purchased an aggregate of 2,875,000 ordinary shares (the “Founder Shares”) for a purchase price of $25,000, or approximately $0.009 per share. On June 25, 2021, the Sponsor sold an aggregate of 422,581 of such Founder Shares to the underwriters for a purchase price of $3,675.

On July 22, 2021, the Company consummated its IPO of 8,000,000 units (each, a “Unit” and collectively, the “Units”), at $10.00 per Unit, generating gross proceeds of $80,000,000 and incurring offering costs of $2,058,249. The Company granted the underwriters a 45-day option to purchase up to an additional 1,200,000 Units at the IPO price to cover over-allotments, if any. On September 5, 2021, the over-allotment option expired unexercised and an aggregate of 300,000 Founder Shares was forfeited, resulting in 2,000,000 Founder Shares remaining outstanding.

Simultaneously with the consummation of the closing of the IPO, the Company consummated the private placement of an aggregate of 3,400,000 warrants (collectively, the “Private Warrants” and together with the Public Warrants (as defined below), the “Warrants”) at an average price of $1.00 per Private Warrant to the Sponsor and the underwriters, generating total gross proceeds of$3,400,000 (the “Private Placement”).

Trust Account

Following the closing of the IPO on July 22, 2021, an amount of $80,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in the trust account (the “Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee. The funds may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations.

On July 14, 2022, the Company held an Extraordinary General Meeting of shareholders and obtained shareholder approval of the extension of the date by which the Company must consummate an initial business combination from July 22, 2022 (which was 12 months from the closing of the IPO) to January 22, 2023 (the “Extended Date”) by amending the Company’s amended and restated memorandum and articles of association (the “First Extension Amendment”). The First Extension Amendment became effective upon approval of the Company’s shareholders. In connection with the First Extension Amendment, shareholders holding 7,046,967 Public Shares (as defined below) of the Company exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $70,573,278 was withdrawn from the Trust Account to pay such holders. As a result of the redemption payments and above mentioned extension, the Company deposited $31,450 (at a rate of $0.033 per non-redeeming Public Share per month) for each subsequent monthly period needed by the Company to complete a business combination by the Extended Date. As of December 31, 2022, the Company had deposited an aggregate of $188,700 into the Trust Account, which was funded by the promissory notes issued to the Sponsor.

On January 6, 2023, the Company held an extraordinary general meeting of shareholders and obtained shareholder approval of the extension of the Combination Period to July 22, 2023 (“Second Extension”). In connection with the meeting, Public Shareholders holding 96,991 Public Shares elected to exercise their right to redeem such shares and $1,004,600 was paid out of the Trust Account in connection with the redemptions. In connection with the approval of the Second Extension, the Company made an initial deposit into the Trust Account of $42,802 (at a rate of $0.05 per non-redeeming Public Share per month) and continued to deposit $42,802 for each required subsequent monthly period. As of June 30, 2023, the Company had deposited an aggregate of $445,513 into the Trust Account in connection with the First Extension and the Second Extension, which amounts were funded by the promissory notes issued to the Sponsor, and the Trust Account had a total balance of $9,312,428.

On July 18, 2023, the Company held an extraordinary general meeting of shareholders and obtained shareholder approval of (i) the extension of the Combination Period to January 22, 2024 (“Third Extension” and, together with the First Extension and the Second Extension, the “Extensions”), and (ii) the amendment of the Company’s amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) to eliminate from the Amended and Restated Memorandum and Articles (a) the limitation that the Company shall not redeem the Public Shares to the extent that such redemption would cause the Company’s net tangible assets to be less than $5,000,001 and (b) the limitation that the Company shall not consummate a business combination unless the Company has net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such business combination (collectively, the “Redemption Limitation”). In connection with the meeting, Public Shareholders holding 77,130 Public Shares elected to exercise their right to redeem such shares, and $841,808 was paid out of the Trust Account in connection with the redemptions. In connection with the approval of the Third Extension, the Company made an initial deposit into the Trust Account of $38,946 (at a rate of $0.05 per non-redeeming Public Share per month) and will continue to deposit $38,946 for each subsequent monthly period, or portion thereof, that is needed by the Company to complete business combination by January 22, 2024.

The funds held in the Trust Account will not be released from the Trust Account until the earliest of: (i) the completion of the initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the initial business combination by January 22, 2024 (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Amended and Restated Memorandum and Articles of Association) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) the redemption of the Public Shares if we are unable to complete the Proposed Mobix Labs Transaction or any other initial business combination by January 22, 2024 (or by the end of any such extended period of time), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders. The proceeds held in the Trust Account have been invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination.

Initial Business Combination

The Company is not limited to a particular industry or sector for purposes of consummating a business combination. There is no assurance that the Company will be able to complete a business combination successfully. The Company must complete one or more initial business combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of taxes payable) at the time of the signing of a definitive agreement to enter into an initial business combination. However, the Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide holders (the “Public Shareholders”) of its ordinary shares sold in the IPO (the “Public Shares”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a business combination either (i) in connection with a general meeting called to approve a business combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of business combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account. These Public Shares were classified as temporary equity upon the completion of the IPO in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if a majority of the shares voted are voted in favor of the business combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a business combination. If, however, shareholder approval of the Proposed Mobix Labs Transaction is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction, whether they participate in or abstain from voting, or whether they were a shareholder on the record date for the general meeting held to approve the Proposed Mobix Labs Transaction. If the Company seeks shareholder approval in connection with a business combination, the Company’s initial shareholders, Sponsor, officers and directors (the “Initial Shareholders”) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the IPO in favor of a business combination. The Company has adopted an insider trading policy which requires insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a business combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the ordinary shares sold in the IPO, without the prior consent of the Company.

The Company has entered into a letter agreement with its Initial Shareholders, pursuant to which the Initial Shareholders have agreed to not to propose an amendment to the Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a business combination, unless the Company provides the Public Shareholders with the opportunity to redeem their ordinary shares in conjunction with any such amendment.

Liquidation

On July 14, 2022, the Company obtained shareholder approval to extend the date by which the Company must consummate an initial business combination from July 22, 2022 to January 22, 2023. On January 6, 2023, the Company obtained shareholder approval to further extend the date to July 22, 2023. On July 18, 2023, the Company obtained shareholder approval to further extend the date to January 22, 2024 and to eliminate the Redemption Limitation from the Amended and Restated Memorandum and Articles of Association.

If the Company is unable to complete the Proposed Mobix Labs Transaction or any other initial business combination by January 22, 2024 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the Warrants, which will expire worthless if the Company fails to complete its initial business combination within the Combination Period.

The Company’s Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a business combination within the Combination Period. However, if the Company’s Initial Shareholders acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a business combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, except the independent registered public accounting firm and the Company’s legal counsel, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources; Going Concern

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Warrants.

As of June 30, 2023, the Company has drawn down $1,102,000 of Working Capital Loans from the Sponsor (see Note 4).The Company anticipates that the cash held outside of the Trust Account in the amount of $39,880 as of June 30, 2023 will not be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that a business combination is not consummated during that time. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the initial business combination as discussed above. There is no assurance that the Company’s plans to consummate an initial business combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The interim results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected through December 31, 2023.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s annual report on Form 10-K filed with the SEC on March 31, 2023.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act)

are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC 820, “Fair Value Measurement,” other than the warrant liability and the PIPE derivative liability (as defined in Note 5), approximate the carrying amounts represented in the Company’s balance sheets, primarily due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash Equivalents

Cash equivalents include cash on hand and on deposit at banking institutions as well as all highly liquid short-term investments with original maturities of 90 days or less. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022.

Investments Held in Trust Account

As of June 30, 2023, the assets held in the Trust Account were held in cash and U.S. Treasury Securities with maturities of six months or shorter. The Company classifies its investment in money market funds as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in trust interest income in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. For three months and six months ended June 30, 2023, unrealized loss on marketable securities held in the Trust Account was $82,529 and $0, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage. The Company has not experienced losses on these accounts.

Warrants

The Company accounts for warrants based on an assessment of specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period while the warrants are outstanding. Because the

Company does not control the occurrence of events, such as a tender offer or exchange, that may trigger cash settlement of the Private Warrants where not all of the shareholders also receive cash, the Private Warrants do not meet the criteria for equity treatment thereunder; as such, the Private Warrants must be recorded as a derivative liability.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as non-cash gain or loss on the statements of operations.

The Company’s Public Warrants are accounted for as equity and Private Warrants are accounted for as a liability. The Private Warrants were recorded at fair value as of July 22, 2021, the closing date of the IPO, and are re-valued at each reporting date, with changes in the fair value reported in the statements of operations.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its Public Shares in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares subject to possible redemption feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2023 and December 31, 2022, 856,042 and 953,033 ordinary shares, respectively, subject to possible redemption are presented, at redemption value, as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit.

In connection with the extensions of the business combination period on July 14, 2022, January 6, 2023 and July 18, 2023, Public Shareholders elected to redeem an aggregate of 7,046,967 Public Shares, 96,991 Public Shares and 77,130 Public Shares, respectively. As a result, $70,573,278, $1,004,600 and $841,808 were paid out of the Trust Account in connection with the redemptions, respectively. During the six months ended June 30, 2023, the Company recorded an accretion of $481,619, composed of $256,813 (extension funds deposited into the Trust Account) and $224,806 (interest income).

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. The Company’s derivative instruments were recorded at fair value as of July 22, 2021, the closing date of the IPO, and are re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period.

The PIPE derivative liability is comprised of the Make-Whole Features. The PIPE derivative liability meets the criteria for derivative liability classification. As such, the PIPE derivative liability was recorded at its initial fair value on the date of issuance and each balance sheet date thereafter. Changes in the estimated fair value of the derivative liability are recognized in the statements of operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

There were no unrecognized tax benefits as of June 30, 2023 and December 31, 2022. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the six months ended June 30, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented. While the Company is not expected to be subject to United States taxation (other than as a result of a business combination involving a U.S. target), the Company may become subject to United States taxation if it were or deemed to be engaged in a United States trade or business. Any interest payable in respect of U.S. debt obligations (if any) held by the Trust Account is intended to qualify for the portfolio interest exemption or otherwise be exempt from U.S. withholding taxes. Furthermore, shareholders of the Company’s shares may be subject to tax in their respective jurisdictions based on applicable law, for instance, United States persons may be subject to tax on amounts deemed received depending on whether the Company is a passive foreign investment company and whether U.S. persons have made any applicable tax elections permitted under applicable law.

Net Income (Loss) Per Share

Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average ordinary shares outstanding for the respective period.

With respect to the accretion of ordinary shares subject to possible redemption and consistent with ASC 480-10-S99-3A, “Distinguishing Liabilities and Equity—Overall—SEC Materials,” the Company treated accretion in the same manner as a dividend, paid to the shareholder in the calculation of the net income (loss) per ordinary share.

Net income (loss) per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares forfeited. The Company has not considered the effect of (1) the 9,400,000 ordinary shares issuable upon exercise of the Public Warrants and Private Warrants, and (2) the PIPE in the calculation of diluted loss per share, since the exercise of such Warrants and PIPE are contingent upon the occurrence of future events and the inclusion of such Warrants and PIPE would be anti-dilutive. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The Company’s statement of operations includes a presentation of net income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of net income (loss) per share.

As of June 30, 2023, the Company had 856,042 ordinary shares subject to possible redemption and 2,000,000 Founder Shares. For the six months ended June 30, 2023, earnings and losses are allocated pro rata based on the weighted average of ordinary shares outstanding for the respective period, reflective of the respective participation rights, between the two classes of ordinary shares.

The net income (loss) per share (unaudited) presented in the statements of operations is based on the following:

	For the three months ended		For the three months ended		For the six months ended		For the six months ended
	June 30, 2023		June 30, 2022		June 30, 2023		June 30, 2022
Net (loss) income	$(258,093)		$34,785		$(570,153)		$639,144
Accretion of temporary equity to redemption value	(219,906)		—		(481,619)		—
Net (loss) income including accretion of temporary equity to redemption value	$(477,999)		$34,785		$(1,051,772)		$639,144

	For the three months ended		For the three months ended		For the six months ended		For the six months ended
	June 30, 2023		June 30, 2022		June 30, 2023		June 30, 2022
	Public Shares	Founder Shares	Public Shares	Founder Shares	Public Shares	Founder Shares	Public Shares	Founder Shares
Basic and diluted net income per share:	856,042	2,000,000	8,000,000	2,000,000	864,616	2,000,000	8,000,000	2,000,000
Ownership percentage	30%	70%	80%	20%	30%	70%	80%	20%
Numerator:
Net (loss) income including accretion of temporary equity to redemption value	$(143,271)	$(334,728)	$27,828	$6,957	$(317,452)	$(734,320)	$511,315	$127,829
Plus: Accretion applicable to the redeemable class	$219,906	—	$—	—	$481,619	—	$—	—
Allocation of net income (loss)	$76,635	$(334,728)	$27,828	$6,957	$164,167	$(734,320)	$511,315	$127,829
Denominator:
Weighted-average shares outstanding	856,042	2,000,000	8,000,000	2,000,000	864,616	2,000,000	8,000,000	2,000,000
Basic and diluted net income (loss) per share:	$0.09	$(0.17)	$0.00	$0.00	$0.19	$(0.37)	$0.06	$0.06

Risks and Uncertainties

In February 2022, the Russian Federation commenced a military action with the country of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements.

Recent Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and the underwriters purchased an aggregate of 3,400,000 Private Warrants at an average price of $1.00 per Private Warrant, for an aggregate purchase price of $3,400,000. Each Private Warrant will entitle the holder to purchase one ordinary share at a price of $11.50 per full share, subject to adjustment. The proceeds from the Private Warrants and the proceeds from the IPO, less underwriting discounts and commissions, were placed in the Trust Account. If the Company does not complete a business combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

Note 4 – Related Party Transactions

Founder Shares

The Company’s Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial business combination or (ii) the date following the completion of the initial business combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, the Founder Shares will be released from the lockup.

Working Capital Loans

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a business combination, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Warrants. In the event that business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

On June 20, 2022, the Company issued an unsecured convertible promissory note in the aggregate principal amount of $360,000 to the Sponsor under which the Company was permitted to draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. On July 18, 2022, the Company issued an additional unsecured convertible promissory note in the aggregate principal amount of $490,000 to the Sponsor under which the Company was permitted to draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. The Working Capital Loans under the promissory notes issued on June 20, 2022 and July 18, 2022 are due on the earlier of five business days after the Company’s initial business combination and December 31, 2023.

On January 6, 2023, the Company issued an unsecured convertible promissory note in the aggregate principal amount of $300,000 to the Sponsor, under which the Company was permitted to draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount, to fund the Company’s ongoing working capital requirements and to fund a portion of the amounts that the Company has agreed to deposit into the Company’s Trust Account as a result of obtaining shareholder approval of the extension amendment proposal. The Company drew down the full amount of the Working Capital Loans under such promissory note. The Working Capital Loan under this promissory note is due on the earlier of five business days after the Company’s initial business combination and July 31, 2024. The Chairman of the board of directors of the Company or an entity affiliated with him and another existing investor in the Sponsor and/or persons affiliated with such investor provided the funds to the Sponsor for the foregoing Working Capital Loans.

As of June 30, 2023 and December 31, 2022, the Company had drawn down $1,102,000 and $662,000, respectively, of the Working Capital Loans under the foregoing promissory notes. On July 18, 2023, the Company drew down an additional $48,000 resulting in aggregate of $1,150,000 of Working Capital Loans drawn down under the foregoing promissory notes. If the Sponsor elected to convert the loans under the convertible promissory notes into Warrants at a price of $1.00 per warrant and such converted warrants were exercised at a price of $11.50 per share, a maximum of 1,150,000 shares of Class A Common Stock could be issued.

Additional Working Capital Loans

On June 22, 2023, the Company issued an unsecured non-convertible note in the aggregate principal amount of $500,000 to the Sponsor under which the Company may draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. The promissory note bears interest at the rate of 10.0% per annum and is payable in full in cash upon the earlier of (i) the consummation of an initial business combination and (ii) one year from the date of issuance. As of June 30 2023, the Company had no drawn downs under this promissory note. The Chairman of the board of directors of the Company or an entity affiliated with the Chairman and the Chief Executive Officer of the Company provided or will provide the funds to the Sponsor for the Working Capital Loans under this promissory note.

Administrative Services Arrangement

On July 26, 2021, the Company entered into an administrative services agreement with the Sponsor, effective as of the date that the Company’s securities were first listed on The Nasdaq Stock Market (“Nasdaq”), to make available to the Company certain general and administrative services, including office space, utilities and administrative services, as the Company may require from time to time. The Company has agreed to pay $10,000 per month for these services. Upon completion of the Company’s business combination or its liquidation, the Company will cease paying these monthly fees.

For the three months ended June 30, 2023 and 2022, the Company incurred expenses of $30,000 and $30,000 under the administrative services agreement, respectively.

For the six months ended June 30, 2023 and 2022, the Company incurred expenses of $60,000 and $60,000 under the administrative services agreement, respectively, of which $120,000 and $80,000 are included in accrued expenses as of June 30, 2023 and December 31, 2022, respectively.

Note 5 — Commitments and Contingencies

Registration and Shareholder Rights

Pursuant to a registration rights agreement entered into on July 19, 2021, the holders of Founder Shares, Private Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights, requiring the Company to register such securities for resale. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

At the closing of the IPO and in connection with a business combination, the Company and the underwriters entered into an agreement (the “Business Combination Marketing Agreement”), whereby the underwriters are to assist the Company in holding meetings with the Company’s shareholders to discuss potential business combination targets and the target business’s attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the potential business combination, provide financial advisory services to assist the Company in its efforts to obtain any shareholder approval for the business combination and assist the Company with its press releases and public filings in connection with the business combination. Pursuant to the Business Combination Marketing Agreement, the marketing fee payable to the representatives will be 3.5% of the gross proceeds of the IPO, or $2,800,000, upon the consummation of our business combination.

Proposed Mobix Labs Transaction

The obligations of the Company and Mobix Labs to consummate the Proposed Mobix Labs Transaction are subject to the satisfaction or waiver of certain customary conditions to closing, including, among other things: (i) the expiration or termination of all applicable waiting periods (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) the Company having at least $5,000,001 of net tangible assets after giving effect to the PIPE Investment in accordance with the terms of the PIPE Subscription Agreement and following the exercise by Public Shareholders of their redemption rights, (iii) approval by the required shareholders of the Company of the Business Combination Agreement and the Proposed Mobix Labs Transaction, (iv) the absence of any law enacted or order issued or threatened in writing by a governmental authority having the effect of restricting or making the Proposed Mobix Labs Transaction illegal or otherwise prohibiting, restricting or making illegal the consummation of the Proposed Mobix Labs Transaction, (v) shareholder approval of the Company to extend the time period for it to consummate a business combination from January 22, 2023 to July 22, 2023, which shareholder approval has been obtained, (vi) the performance or compliance in all material respects by the parties with all of the agreements and covenants required to be performed by such party under the Business Combination Agreement on or prior to the closing date, (vii) the resignation of certain officers and directors of the Company and Mobix Labs and (viii) the execution and delivery of the amended and restated registration rights agreement.

The Business Combination Agreement, as amended, may be terminated by the Company and/or Mobix Labs under certain circumstances at any time prior to the closing, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Proposed Mobix Labs Transaction by the Mobix Labs stockholders or the Company, including, among others, (i) by the Company or Mobix Labs if the Closing has not occurred on or before November 22, 2023, (ii) by the Company if any Mobix Labs stockholder litigation is commenced or threatened in writing by a Mobix Labs stockholder at any time prior to the effective time and (iii) by the Company if Mobix Labs’ PCAOB audited financial statements were not delivered to the Company, in form and substance reasonably satisfactory to the Company, on or before December 15, 2022 (which right to terminate the Business Combination Agreement under this clause (iii) was required to be exercised before the date of the initial public filing of the registration statement on Form S-4 relating to the Proposed Mobix Labs Transaction with the SEC, and which right the Company elected not to exercise prior to such filing date).

PIPE Subscription Agreement

Pursuant to the PIPE Subscription Agreement, the Company has agreed and shall use its commercially reasonable efforts to file an SEC registration statement registering the shares of Class A Common Stock acquired by the PIPE Investor (the “PIPE Resale Registration Statement”) for public resale within 45 days of closing. The Company also agreed to issue additional shares of Class A Common Stock to the PIPE Investor (the “Make-Whole Features”) in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of shares of Class A Common Stock equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

The Company evaluated the accounting treatment for PIPE Subscription Agreement, which contains embedded Make-Whole Features, in accordance with ASC 480 and ASC 815 and has determined to account for the PIPE Subscription Agreement as a freestanding financial instrument and as a liability. The Company has concluded that, although the PIPE Subscription Agreement does not meet the definition of a liability under ASC 480, the PIPE Subscription Agreement should be classified as a liability (the “PIPE derivative liability”) upon the application of ASC 815-40 because (i) the number of additional shares issuable pursuant to the Make-Whole Features depends on whether there is an effective PIPE Resale Registration Statement (i.e., the Adjustment Period VWAP described above cannot be determined until the PIPE Resale Registration Statement has been declared effective) and (ii) an effective registration statement is not an input to the fair value option model for a fixed-for-fixed forward, which precludes the PIPE Subscription Agreement from being considered indexed to the Company’s own stock under Step 2 of the indexation guidance contained in ASC 815-40-15-7. As a result, the Company was required to measure the fair value of the PIPE derivative liability as of the time the Company entered into the PIPE Subscription Agreement and is required to do so at the end of each reporting period and is required to recognize the change in fair value in the Company’s operating results for the current period (See Note 7).

Note 6 — Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. There currently are no preference shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Prior to the consummation of the IPO, on April 7, 2021, the Sponsor purchased an aggregate of 2,875,000 ordinary shares. On July 19, 2021, the Company effected a cancellation of 575,000 Founder Shares, resulting in an aggregate of 2,300,000 Founder Shares outstanding. On September 5, 2021, the underwriters’ over-allotment option expired unexercised, resulting in the forfeiture of an additional 300,000 Founder Shares and a total of 2,000,000 Founder Shares outstanding as of June 30, 2023 and December 31, 2022. All shares and associated amounts have been retroactively restated to reflect the share cancellation. Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders.

As of June 30, 2023 and December 31, 2022, there were 856,042 and 953,033 ordinary shares issued in the IPO which are subject to possible redemption, respectively.

Public Warrants

The Company will not issue fractional Public Warrants and only whole Public Warrants will trade. The Public Warrants will become exercisable on 30 days after the completion of a business combination. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the Public Warrants is not effective within 120 days following the consummation of a business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The Public Warrants will expire five years from the closing of a business combination.

Once the Public Warrants become exercisable, the Company may redeem the Public Warrants in whole and not in part:

●	at a price of $0.01 per warrant;
●	at any time after the Public Warrants become exercisable;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the closing of our initial business combination), for any 20 trading days within a 30-day trading period commencing after the Public Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption, except if the Public Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete business combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a business combination on the date of the consummation of a business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Price.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants and ordinary shares issuable upon the exercise of the Private Warrants are not transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 7 — Fair Value Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820 approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices for identical assets or instruments in active markets.

Level 2 Inputs: Quoted prices for similar instruments in active markets and quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs: Significant inputs into the valuation model are unobservable.

The following presents the Company’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022:

Description	Level	June 30, 2023	Level	December 31, 2022
Assets:
Investments held in Trust Account	1	$9,312,428	1	$9,835,409
Liabilities:
PIPE Derivative Liability-Make-Whole Features	3	$1,288,218	3	$1,065,297
Warrant Liability	2	$136,340	2	$335,240

The Private Warrants are considered to be a Level 2 fair value measurement as of June 30, 2023 and are valued the same as the Public Warrants, which are traded on the market. Transfers to/from Levels 1, 2 and 3 are recognized at the ending of the reporting period. The estimated fair value of the Private Warrants ($680,000) was transferred from a Level 3 measurement to a Level 2 fair value measurement as of March 31, 2022, as the transfer of Private Warrants to anyone who is not a permitted transferee would result in the Private Warrants having substantially the same terms as the Public Warrants, and the Company determined that the fair value of each Private Warrant is equivalent to that of each Public Warrant. Other than as described above, there were no other transfers to/from Level 3 during the six months ended June 30, 2023 and 2022.

The Make-Whole Features were, initially and as of June 30, 2023, valued using a Monte-Carlo model, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the PIPE derivative liability is the expected volatility of the Company’s ordinary shares. The expected volatility of the Company’s ordinary shares was determined based on the implied volatility of the Public Warrants and from historical volatility of the common stock of select peer companies of Mobix Labs and comparable “blank-check” companies that had recently completed the business combination.

The key inputs into the Monte-Carlo model for the PIPE derivative liability were as follows:

	June 30, 2023	December 31, 2022
Historical 30-days VWAP* as of measurement date	$10.73	$10.19
Risk-free rate	5.46%	4.46%
Dividend yield	0%	0%
Volatility	5.7% to 54.4%	1.60% and 64.0%
Term (in years)	0.69	0.31

*Volume-Weighted Average Price

The following table presents the changes in the fair value of the PIPE derivative liability and the Private Warrant liability:

	Private Warrants	PIPE Derivative Liability
Fair value as of July 22, 2021 (inception)	$—	$—
Initial measurement	2,788,000	—
Change in fair value	(1,120,738)	—
Fair value as of December 31, 2021	$1,667,262	$—
Initial measurement on November 15, 2022	—	1,108,709
Change in fair value	(1,332,022)	(43,412)
Fair value as of December 31, 2022	$335,240	$1,065,297
Change in fair value	(198,900)	222,921
Fair value as of June 30, 2023	$136,340	$1,288,218

Note 8 – Subsequent Events

As of August 18, 2023, the Company had drawn down an aggregate of $1,250,000 of Working Capital Loans, of which $1,150,000 was drawn under convertible promissory notes and $100,000 under unsecured non-convertible notes (Note 4).

On July 18, 2023, at the Company’s extraordinary general meeting of shareholders, the Company’s shareholders approved a further extension of the date by which the Company must consummate an initial business combination from July 22, 2023 to January 22, 2024 and the elimination of the Redemption Limitation from the Amended and Restated Memorandum and Articles of Association. In connection with this meeting, certain of the Company’s shareholders holding 77,130 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $841,808 (approximately $10.91 per share) was deducted from the Trust Account to pay such holders. In connection with shareholder approval of the Third Extension, the Company agreed to deposit $38,946 (at a rate of $0.05 per non-redeeming Public Share per month) for each subsequent monthly period needed by the Company to complete a business combination by January 22, 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Mobix Labs, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Mobix Labs, Inc. (the “Company”) as of September 30, 2022 and 2021, and the related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses and negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California

April 7, 2023

We have served as the Company’s auditor since 2022.

MOBIX LABS, INC.

BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of September 30,
	2022	2021
ASSETS
Current assets
Cash	$178	$1,013
Accounts receivable, net	444	400
Receivable for issuance of common stock	117	200
Receivable for issuance of common stock for warrants – related parties	—	1,600
Inventory	570	232
Prepaid expenses and other current assets	667	191
Total current assets	1,976	3,636
Property and equipment, net	1,763	2,863
Intangible assets, net	6,128	6,968
Goodwill	5,217	5,217
Other assets	400	200
Total assets	$15,484	$18,884
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$5,095	$3,083
Accrued expenses and other current liabilities	2,753	1,423
Loss contingency	8,434	8,434
Notes payable – related parties	3,693	3,413
Simple agreements for future equity (“SAFEs”)	1,983	—
Total current liabilities	21,958	16,353
Convertible notes	625	—
Deferred tax liability	20	294
Total liabilities	22,603	16,647
Commitments and contingencies (Note 12)
Redeemable convertible preferred stock
Founders Redeemable Convertible Preferred Stock, $0.00001 par value, 600,000 shares authorized; 588,235 shares issued and outstanding at September 30, 2022 and 2021	—	—
Series A Redeemable Convertible Preferred Stock, $0.00001 par value, 2,000,000 shares authorized; 1,666,666 shares issued and outstanding at September 30, 2022 and 2021; and aggregate liquidation preference of $2,300 at September 30, 2022 and 2021	2,300	2,300
Stockholders’ deficit
Common stock, $0.00001 par value, 57,400,000 shares authorized; 11,868,397 and 8,689,413 shares issued and outstanding at September 30, 2022 and 2021, respectively	—	—
Additional paid-in capital	34,722	20,211
Accumulated deficit	(44,141)	(20,274)
Total stockholders’ deficit	(9,419)	(63)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$15,484	$18,884

The accompanying notes are an integral part of these unaudited condensed financial statements.

MOBIX LABS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year ended September 30,
	2022	2021
Net revenue
Product sales	$2,859	$435
License revenue	450	—
Total net revenue	3,309	435
Costs and expenses
Cost of revenue	2,852	297
Research and development	12,193	7,687
Selling, general and administrative	11,978	5,747
Legal settlement	—	8,434
Loss from operations	(23,714)	(21,730)
Interest expense	343	239
Change in fair value of SAFEs	83	—
Loss before income taxes	(24,140)	(21,969)
Provision for income taxes	(273)	(1,978)
Net loss and comprehensive loss	$(23,867)	$(19,991)
Net loss per common share, basic and diluted	$(2.25)	$(3.23)
Weighted-average common shares outstanding, basic and diluted	10,620,614	6,189,651

The accompanying notes are an integral part of these unaudited condensed financial statements.

MOBIX LABS, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share amounts)

	Founders Redeemable Convertible		Series A Redeemable Convertible				Additional		Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at September 30, 2020	588,235	$—	—	$—	4,742,181	$—	$1,216	$(283)	$933
Common stock issuable for acquisition of business	—	—	—	—	—	—	6,360	—	6,360
Issuance of common stock	—	—	—	—	1,911,304	—	8,928	—	8,928
Issuance of Series A Convertible Preferred Stock	—	—	1,666,666	2,300	—	—	—	—	—
Issuance of common stock upon exercise of warrants	—	—	—	—	2,035,928	—	3,400	—	3,400
Stock-based compensation for stock options	—	—	—	—	—	—	307	—	307
Net loss	—	—	—	—	—	—	—	(19,991)	(19,991)
Balance at September 30, 2021	588,235	—	1,666,666	2,300	8,689,413	—	20,211	(20,274)	(63)
Common stock issued for acquisition of business	—	—	—	—	1,266,892	—	—	—	—
Issuance of common stock	—	—	—	—	1,460,644	—	9,764	—	9,764
Conversion of note to common stock	—	—	—	—	45,548	—	312	—	312
Exercise of stock options	—	—	—	—	166,666	—	145	—	145
Issuance of common stock upon exercise of warrants	—	—	—	—	239,234	—	1,000	—	1,000
Stock-based compensation for stock options and restricted stock units	—	—	—	—	—	—	3,290	—	3,290
Net loss	—	—	—	—	—	—	—	(23,867)	(23,867)
Balance at September 30, 2022	588,235	$—	1,666,666	$2,300	11,868,397	$—	$34,722	$(44,141)	$(9,419)

The accompanying notes are an integral part of these unaudited condensed financial statements.

MOBIX LABS, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended September 30,
	2022	2021
Operating activities
Net loss	$(23,867)	$(19,991)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	528	151
Amortization of intangible assets	840	577
Loss on disposal of property and equipment	330	—
Change in fair value of SAFEs	83	—
Deferred income taxes	(274)	(1,981)
Other non-cash items	50	—
Loss contingency	—	8,434
Stock-based compensation for stock options and restricted stock units	3,290	307
Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable	(44)	(47)
Inventory	(338)	84
Prepaid expenses and other current assets	(476)	(175)
Other assets	(200)	(200)
Accounts payable	2,010	1,256
Accrued expenses and other current liabilities	1,610	644
Net cash used in operating activities	(16,458)	(10,941)
Investing activities
Acquisition of property and equipment	(56)	(1,447)
Proceeds from sale of property and equipment	300	—
Cash acquired in acquisition of business	—	53
Net cash provided by (used in) investing activities	244	(1,394)
Financing activities
Proceeds from issuance of Series A Redeemable Convertible Preferred Stock	—	2,300
Proceeds from issuance of common stock	9,847	8,968
Proceeds from exercise of stock options	145	—
Proceeds from exercise of common stock warrants	2,600	1,800
Proceeds from issuance of convertible notes	925	—
Proceeds from issuance of notes payable – related parties	1,006	—
Principal payments on notes payable – related parties	(1,044)
Proceeds from issuance of SAFEs	1,900	—
Net cash provided by financing activities	15,379	13,068
Net increase (decrease) in cash	(835)	733
Cash, beginning of period	1,013	280
Cash, end of period	$178	$1,013
Supplemental cash flow information
Cash paid for interest	$187	$30
Cash paid for income taxes	—	—
Non-cash investing and financing activities
Common stock issuable for acquisition of business	$—	$6,360
Conversion of note to common stock	312	—
Issuance of common stock for receivable	117	200
Issuance of common stock for receivable – related parties	—	1,600

The accompanying notes are an integral part of these unaudited condensed financial statements.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS

(amounts in thousands, except share and per share amounts)

Note 1 — Nature of the Business and Basis of Presentation

Mobix Labs, Inc. (“Mobix Labs” or the “Company”) was incorporated in the state of Delaware on July 31, 2020. Based in Irvine, California, Mobix Labs is a fabless semiconductor company delivering disruptive wireless and connectivity solutions for next generation communication systems, including C-Band, mmWave 5G, and high bandwidth cable products. The Company’s full line of True5G™ integrated circuits and antennas, and True Xero™ Active Optical Cables (“AOC”) are designed to deliver significant advantages in performance, efficiency, cost and size. These innovative technologies are designed for large and rapidly growing markets where there are increasing demands for higher performance communication systems.

On August 8, 2021 the Company acquired certain assets and assumed certain liabilities of Cosemi Technologies, Inc. (“Cosemi”). Cosemi’s intellectual property and patent portfolio include a broad range of hybrid active optical cables, optical transceivers, and optical engines. As consideration for the purchase, the Company issued 1,266,892 shares of common stock to the seller.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Mobix Labs. The Company’s fiscal year ends on September 30.

Going Concern

The financial statements have been prepared assuming the Company will continue as a going concern. Since inception, the Company has incurred operating losses and negative cash flows, primarily as a result of its ongoing investment in product development. For the fiscal years ended September 30, 2022 and 2021, the Company incurred net losses of $23,867 and $19,991, respectively, and as of September 30, 2022 the Company had an accumulated deficit of $44,141. The Company will continue to incur operating losses and negative cash flows from operations for the foreseeable future and will need to raise additional debt or equity financing to fund its operations.

Management believes that there is a substantial doubt concerning the Company’s ability to continue as a going concern. As of the date of the issuance of these financial statements, the Company does not have sufficient funds to meet its operating needs and satisfy its obligations beyond April 2023. The Company is in discussions with multiple financing sources to attempt to secure financing by the end of April 2023. There are no assurances that the Company will be able to obtain financing on acceptable terms, or at all, to provide the necessary interim funding to continue its operations and satisfy its obligations. Without such additional funding the Company will not be able to continue operations.

The Company is also currently pursuing the consummation of a merger with Chavant Capital Acquisition Corp (“Chavant”), pursuant to a merger agreement (the “Business Combination Agreement”) that the Company entered into on November 15, 2022 (see note 18). In connection with the merger, the Company will seek to raise approximately $30,000 of gross proceeds, prior to transaction costs, under the Private Investment in Public Equity (“PIPE”). There is no certainty that the Company will be able to complete the merger or the PIPE transaction on a timely basis, or at all.

Although management continues to pursue obtaining additional financing and consummating the merger and related PIPE financing, there can be no assurance that such financing will be obtained or that the transactions will be successfully completed. If such efforts are not completed, or if such transitions are successfully completed but do not provide adequate financing, the Company may be required to reduce operating expenditures which could adversely affect its business prospects or the Company may be unable to continue operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

COVID-19 Pandemic

The World Health Organization declared a global emergency on March 11, 2020 with respect to the outbreak of a novel strain of coronavirus, or COVID-19 pandemic. There are many uncertainties regarding the current global COVID-19 pandemic. The Company

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

is closely monitoring the impact of the pandemic on all aspects of its business, including the impact on its employees, suppliers, vendors and business partners. Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that, while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, there has been no material adverse impact on the Company in 2022 or 2021.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s financial statements requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the financial statements. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could differ materially from those estimates and assumptions. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	provisions for income taxes and related valuation allowances and tax uncertainties;
●	the fair value of the Simple Agreements for Future Equity;
●	purchase price allocation and valuations of net assets acquired in business combinations;
●	valuation of stock-based compensation and equity-based awards; and,
●	valuation of common and preferred stock.

Cash

As of September 30, 2022 and 2021, the Company’s cash balance consisted of demand deposits held at large financial institutions. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of September 30, 2022 and 2021.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts, which is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer and other relevant factors to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. The allowance for bad debts and bad debt expense were not material for the years ended September 30, 2022 and 2021.

Inventory

Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value. Inventory costs consist of materials purchase costs, outside manufacturing costs, inbound freight and receiving costs, and capitalized overhead. The Company records an inventory reserve for losses associated with excess and obsolete items, based on available information and the Company’s current expectations of future demand, product obsolescence and market conditions. Any provision for excess and obsolete inventory is charged to cost of sales and is a permanent reduction of the carrying value of inventory.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Property and Equipment, net

The Company’s property and equipment primarily consists of laboratory equipment, computer hardware, equipment, furniture and fixtures and leasehold improvements. Property and equipment are recorded at cost less accumulated depreciation and any accumulated impairment losses. Depreciation and amortization are computed using the straight line method over the assets’ estimated useful lives. Major improvements are capitalized, while routine maintenance and repairs which do not significantly improve or extend the useful life of an asset are expensed when incurred. Upon the sale or retirement of assets, costs and the related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the statements of operations and comprehensive loss.

Intangible Assets, net

The Company’s intangible assets consist of acquired developed technology and customer relationships having finite lives ranging from seven to ten years. The Company amortizes intangible assets over their useful lives on a straight-line basis, which the Company believes approximates the pattern in which the economic benefits of the intangible assets are expected to be utilized. To the extent that an acquired developed technology is incorporated in, or used to produce, a product the Company currently produces and sells, the related amortization expense is included in cost of revenue in the statements of operations and comprehensive loss. Amortization expense on other acquisition-related intangible assets is included in operating expenses.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting of property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company regularly reviews its operating performance for indicators of impairment. Factors considered important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, or a significant change in the manner of the use of the assets. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets including any cash flows upon their eventual disposition to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. The Company did not record any impairment losses on long-lived assets for the years ended September 30, 2022 and 2021.

Goodwill

Goodwill represents the excess of the fair value of purchase consideration of an acquired business over the fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at a reporting unit level on an annual basis on July 31, or more frequently if circumstances change or an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Significant judgment may be required when goodwill is assessed for impairment. Qualitative factors may be assessed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, a quantitative goodwill impairment test is not necessary. If the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company will perform a quantitative goodwill impairment test. The quantitative impairment test for goodwill consists of a comparison of the fair value of a reporting unit with its carrying value, including the goodwill allocated to that reporting unit. If the carrying value of a reporting unit exceeds its fair value, the Company will recognize an impairment loss equal to the amount of the excess, limited to the amount of goodwill allocated to that reporting unit. Application of the impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units and the determination of fair value of each reporting unit. The Company performed its annual qualitative impairment test and determined it was not more likely than not that the fair value of its reporting unit was less than its carrying amount. The Company did not record any goodwill impairment losses for the years ended September 30, 2022 and 2021.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Business Combinations

The Company allocates the purchase price of an acquisition to the tangible assets acquired, liabilities assumed, and intangible assets acquired, based on their estimated fair values. The excess of the purchase price over the fair values of these net assets acquired is recorded as goodwill.

Accounting for business combinations requires that management make significant estimates and assumptions to determine the fair value of assets acquired and liabilities assumed at the acquisition date. Although management believes the assumptions and estimates to be reasonable and appropriate, they are inherently uncertain. Critical estimates in valuing certain acquired assets include, but are not limited to, future expected cash flows including revenue growth rate assumptions from product sales, customer contracts and acquired technologies, expected costs to develop acquired technology into commercially viable products, estimated cash flows from the projects when completed, including assumptions associated with the technology migration curve. The discount rates used to discount expected future cash flows to present value are typically derived from a weighted-average cost of capital analysis and are adjusted to reflect inherent risks. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Company uses a three-tiered hierarchy for inputs used in measuring fair value that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are market participant assumptions based on market data obtained from sources independent of the Company. Unobservable inputs are the Company’s own assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

As a basis for considering such assumptions, a three-tier hierarchy is used in management’s determination of fair value based on the reliability and observability of inputs as follows:

Level 1	Observable inputs that include quoted prices in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The Company’s non-financial assets, including property and equipment, intangible assets and goodwill, are measured at estimated fair value on a nonrecurring basis. These assets are adjusted to fair value only when an impairment is recognized, or in the event an asset is held for sale.

Simple Agreements for Future Equity (SAFEs)

The Company has issued SAFEs to certain investors. The SAFEs provide for automatic conversion into shares of the Company’s common stock or preferred stock upon the occurrence of certain events. The number of shares issuable upon conversion is dependent upon a number of factors, including the prices at which the Company may sell its equity securities in the future, the Company’s capitalization and the occurrence of certain events. The SAFEs also require cash settlement by the Company in certain circumstances, such as in the event of a liquidation or dissolution of the Company. The Company performs an assessment of the specific terms of the SAFEs under the applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”). The Company evaluated the SAFEs and concluded that the SAFEs are classified as liabilities in the balance sheets. The Company initially records the SAFEs at their fair value and remeasures the SAFEs to fair value at each reporting date.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

The Company estimates the fair value of the SAFEs using a probability weighted expected return method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value of the SAFEs based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company. The Company classifies the SAFEs as Level 3 financial instruments due to the judgment required to develop the assumptions used and the significance of those assumptions to the fair value measurement.

Fair Value of Common Stock

As there is no public market for the Company’s common stock, the Company’s Board of Directors determines the fair value of shares of common stock considering a number of objective and subjective factors, including: third-party valuations of its common stock, the valuation of comparable companies, sales of the Company’s common stock to outside investors in arms-length transactions, the Company’s forecasted financial performance, operational developments and milestones, the lack of marketability of the underlying common stock, the likelihood of achieving a liquidity event, and general and industry specific economic outlook, among other factors. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Fair Value of Warrants

The Company accounts for the warrants to purchase common stock as either equity-classified or liability- classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the liability classification requirements pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers both series of redeemable convertible preferred stock to be participating securities.

Under the two-class method, the net loss attributable to common stockholders is not allocated to the Founders or Series A Redeemable Convertible Preferred Stock as the holders of those securities do not have a contractual obligation to share in the Company’s losses. Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For a period in which the Company reports a net loss, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders because potentially dilutive common shares are not assumed to have been issued if their effect is antidilutive.

Stock-Based Compensation

The Company estimates the fair value of stock option awards using the Black-Scholes-Merton (“Black- Scholes”) option-pricing model. The fair value of each stock option award is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years. The Company has elected to account for forfeitures as they occur and initially records stock-based compensation expense assuming all option holders will complete the requisite service period. If an employee forfeits an award because they fail to complete the requisite service period, the Company will reverse previously recognized stock-based compensation expense in the period the award is forfeited.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

●	the per share fair value of the underlying common stock;
●	the exercise price;
●	the risk-free interest rate;
●	the expected term;
●	expected stock price volatility over the expected term; and,
●	the expected annual dividend yield.

The expected term represents the period over which the stock-based award is expected to remain outstanding, and is estimated based on historical experience of similar awards, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. Because the Company’s common stock is not publicly traded, the Company estimates expected stock price volatility based on the historical volatility of the stock prices of similar publicly traded peer companies. The Company estimates the expected annual dividend yield will be zero because the Company does not currently expect to declare dividends on its common stock.

Stock-based compensation awards also include restricted stock units (“RSUs”). RSUs entitle the holder to receive a number of shares of the Company’s common stock, generally subject to service-based vesting conditions and, in some cases, other conditions. The Company establishes the fair value of each RSU based on the grant date fair value of the underlying shares of its common stock. The Company recognizes stock-based compensation expense for RSUs over the requisite service period, as applicable, or upon determination that the satisfaction of performance-based criteria is probable.

Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. Accordingly, the Company has determined that it operates in a single operating segment and, therefore, one reportable segment.

Comprehensive Loss

Comprehensive loss includes the Company’s net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. There were no differences between the Company’s net loss and comprehensive loss for the years ended September 30, 2022 and 2021.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. The Company establishes a valuation allowance when necessary to reduce the carrying amount of its deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. In evaluating the Company’s ability to realize deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

basis. Based on the level of historical losses, the Company has established a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process regarding recognition and measurement. The Company recognizes a tax benefit only if it is more likely than not the tax position will be sustained on examination by the local taxing authorities based on the technical merits of the position. Then the Company measures the tax benefits recognized in the financial statements from such positions based on the largest benefit greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority. The changes in recognition or measurement are reflected in the period in which the change in judgment occurs based on new information not previously available.

Revenue Recognition

The Company accounts for its revenue from contracts with customers in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company derives its revenues primarily from product sales to equipment manufacturers. The Company recognizes product revenue when it satisfies performance obligations under the terms of its contracts and upon transfer of control when title transfers (either upon shipment to or receipt by the customer, as determined by the contractual shipping terms of the contract) net of accruals for estimated sales returns and allowances that were not material for the years ended September 30, 2022 and 2021. Sales and other taxes the Company collects, if any, are excluded from revenue. The Company does not have material variable consideration, and the Company’s revenue arrangements do not contain significant financing components. Payment terms are principally net 30 days to net 45 days.

The Company generally offers a limited warranty to customers covering a period of twelve months which obligates the Company to repair or replace manufacturing defective products. The warranty is not sold separately and does not represent a separate performance obligation. Therefore, the Company accounts for such warranties under ASC Topic 460, Guarantees, and the estimated costs of warranty claims are accrued as cost of revenue in the period the related revenue is recorded. The Company accrues for warranty and indemnification issues if a loss is probable and can be reasonably estimated. Warranty and indemnification expenses have historically been insignificant.

The Company has agreements with certain distributors which include certain rights of return and pricing programs, including stock rotation and price protection which could affect the transaction price. Sales returns, stock rotation and price protection have historically been insignificant.

The Company includes shipping and handling fees billed to customers as part of net sales. The Company includes shipping and handling costs associated with outbound freight in cost of revenue.

There were no material contract assets or contract liabilities recorded on the balance sheet in any of the periods presented. All incremental customer contract acquisition costs are expensed as incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.

In October 2021, the Company entered into a license agreement with a customer, wherein the Company granted the customer a perpetual, non-exclusive license to use certain of its patents and developed technology. As consideration for the license, the customer paid the Company a license fee of $450. The Company does not have any ongoing development, support or other performance obligations under the license agreement. Consequently, the Company concluded that its performance obligation under the license agreement was satisfied and recognized the $450 consideration as license revenue during the year ended September 30, 2022.

Cost of Revenue

Cost of revenue includes costs of materials, contract manufacturing services, including costs associated with the packaging, assembly, testing and shipping of products, inbound freight, amortization of acquired developed technology, inventory obsolescence charges and other product-related costs. Cost of revenue also includes employee compensation and benefits (including stock-based compensation) of employees engaged in the sourcing of products, facility-related expenses, depreciation, and an allocation of corporate costs.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Advertising Expense

Advertising costs include spending for items such as marketing and promotional items, trade shows, sponsorships, and other programs. The Company expenses advertising costs as incurred. Advertising expenses were $281 and $236 for the years ended September 30, 2022 and 2021, respectively.

Research and Development Expense

Research and development expenses consist of costs incurred to perform product design and development activities including employee compensation and benefits (including stock-based compensation), design tools, supplies, facility-related expenses, depreciation, amortization of acquired developed technology, allocation of corporate costs and costs of outside contractors. The Company expenses all research and development costs as incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of employee compensation and benefits (including stock-based compensation) of sales, marketing, executive and administrative staff including human resources, accounting, information technology and executive management, outside audit and tax fees, insurance costs, patent costs, outside legal fees, business consulting fees, advertising and promotion programs, travel and entertainment, outside service costs and facility-related costs.

Accounting Pronouncements Recently Adopted

The Company is an “emerging growth company,” as defined in the Securities Act. Under the Jumpstart Our Business Startups Act of 2012, an emerging growth company has the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to public business entities, or (ii) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of accounting guidance the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time periods as non-public business entities, as indicated below.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which simplifies current guidance for convertible financial instruments. ASU 2020-06 also amends derivatives guidance for certain contracts in an entity’s own equity and earnings per share guidance related to convertible instruments. The Company adopted ASU 2020-06 as of October 1, 2021, with no impact on its financial position or results of operations as the Company’s convertible debt was issued subsequent to the adoption of ASU 2020-06.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) and has since issued several updates, amendments and technical improvements to ASU 2016-02, to provide guidance on the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The standard also requires additional disclosures about leasing arrangements related to discount rates, lease terms, and the amount, timing, and uncertainty of cash flows arising from leases. The Company is required to adopt this new guidance for its fiscal year beginning October 1, 2022, including interim periods within that fiscal year. ASU 2016-02 requires a modified retrospective transition approach to each lease that existed at the date of initial application as well as leases entered into after that date. The Company has elected to report all leases at the beginning of the period of adoption and not restate its comparative periods. Upon adoption of ASU 2016-02, the Company expects to recognize a right-of-use asset of approximately $1,169 and a related lease liability of approximately $1,862 on its balance sheet. The Company does not expect the adoption of ASU 2016-02 will have a material impact on its statements of operations and comprehensive loss compared to existing lease accounting guidance.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The Company is required to adopt this guidance for its fiscal year beginning October 1, 2023, including interim periods within that fiscal year. The Company is currently evaluating the impact of this new standard on its financial statements.

In November 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019-12”) which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and also improves consistent application of and simplification of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company is required to adopt this guidance for its fiscal year beginning October 1, 2022, and for interim periods within its fiscal year beginning October 1, 2023. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 requires an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 as if the acquiring entity had originated the contracts. The Company is required to adopt this guidance for its fiscal year beginning October 1, 2024, including interim periods within that fiscal year. The Company is currently evaluating the impact of this new standard on its financial statements.

Note 3 — Business Combination

In August 2021, the Company acquired certain assets and assumed certain liabilities of Cosemi, pursuant to an asset transfer agreement. Cosemi provides a broad range of hybrid active optical cables, optical transceivers and optical engines that deliver latency-free connectivity to a wide range of applications, including home entertainment, gaming, augmented reality / virtual reality, video conferencing, mobile devices and monitors. The Company believes access to the acquired products and technology broadens its product offerings and will allow it to deliver solutions for a wider variety of use cases.

Consideration for the acquisition consisted of a fixed number of 1,266,892 shares of the Company’s common stock, valued at $6,360 based on the fair value of the Company’s common stock at the time of the acquisition, which is presented as “Common stock issuable for acquisition of business” on the Company’s statement of redeemable convertible preferred stock and stockholders’ deficit as of September 30, 2021. The Company transferred the shares of its common stock to the sellers in February 2022. The Company included the issuable 1,266,892 shares in the number of outstanding shares used for the computation of basic net loss per share attributable to common stockholders for the year ended September 30, 2021. Acquisition-related costs of $368 were expensed as incurred.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

The aggregate purchase consideration has been allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as follows:

Purchase Price
Common stock issued to seller	$6,360
Allocation
Cash	$53
Accounts receivable	353
Inventory	316
Property and equipment	834
Intangible asset – developed technology	1,900
Intangible asset – customer relationships	300
Goodwill	5,217
Accounts payable	(1,693)
Deferred income tax liability	(920)
$6,360

The Company estimated the useful life of acquired developed technology is seven years and the useful life of customer relationships is ten years. The goodwill is primarily attributed to expected synergies for the combined operations and is deductible for income tax purposes. The operating results of the acquired business are included in the Company’s financial statements for periods subsequent to the acquisition date.

Because the Company began integrating the acquired Cosemi operations with its existing operations during August 2021, it is impracticable to distinguish Cosemi’s expenses or net loss from those of the combined operations. Substantially all sales and cost of revenue presented in the Company’s financial statements for the years ended September 30, 2022 and 2021 relate to the acquired business.

The following table includes unaudited pro forma revenues and net loss of the Company for the year ended September 30, 2021, assuming the Cosemi acquisition had been completed as of October 1, 2020:

Year ended
September 30, 2021
Net revenue	$3,238
Net loss	(22,247)

Note 4 — Inventory

Inventory consists of the following:

	September 30,
	2022	2021
Raw materials	$404	$124
Finished goods	166	108
Total inventory	$570	$232

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Note 5 — Property and Equipment, net

Property and equipment, net consists of the following:

	Estimated Useful Life	September 30,
	(in years)	2022	2021
Equipment and furniture	5 – 7	$895	$838
Laboratory equipment	5	601	1,285
Leasehold improvements	Shorter of estimated useful life or remaining lease term	894	894
Property and equipment, gross		2,390	3,017
Less: Accumulated depreciation		(627)	(154)
Property and equipment, net		$1,763	$2,863

Depreciation expense for the years ended September 30, 2022 and 2021 was $528 and $151, respectively. During the year ended September 30, 2021, the Company received a $567 lease incentive that was treated as a non-cash investing item in the statement of cash flows.

Note 6 — Intangible Assets, net

Intangible assets, net consist of the following:

	Estimated	September 30, 2022			September 30, 2021
	Useful Life		Accumulated			Accumulated
	(in years)	Gross	Amortization	Net	Gross	Amortization	Net
Developed technology	7 – 10	$7,289	$(1,428)	$5,861	$7,289	$(617)	$6,672
Customer relationships	10	300	(33)	267	300	(4)	296

The Company recorded amortization expense related to intangible assets of $840 and $577 during the years ended September 30, 2022 and 2021, respectively. The weighted-average remaining lives of developed technology and customer relationships as of September 30, 2022 were 7.4 years and 8.9 years, respectively.

Estimated future amortization expense for intangible assets as of September 30, 2022 is as follows:

Years ending September 30,
2023	$840
2024	840
2025	840
2026	840
2027	840
Thereafter	1,928
Total	$6,128

Note 7 — Goodwill

As of September 30, 2022 and 2021, the total carrying amount of goodwill was $5,217. As a part of the annual goodwill assessment, during the fourth quarter of the fiscal year ended September 30, 2022, the Company first assessed qualitative factors to determine whether it was necessary to perform the quantitative impairment test. As a result of the qualitative analysis, the Company determined that goodwill was not impaired.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

The following table summarizes changes in the carrying amount of goodwill:

Balance at September 30, 2020	$—
Cosemi acquisition	5,217
Balance at September 30, 2021 and 2022	$5,217

Note 8 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	September 30,
	2022	2021
Accrued compensation and benefits	$613	$348
Deferred rent	634	718
Accrued professional fees	494	99
Accrued interest	59	258
Other	953	—
Total accrued expenses and other current liabilities	$2,753	$1,423

Note 9 — Net Loss Per Share

For periods in which the Company reports a net loss, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive. The following table shows the calculation of the Company’s net loss per common share — basic and diluted:

	Year ended September 30,
	2022	2021
Numerator:
Net loss	$(23,867)	$(19,991)
Denominator:
Weighted-average common shares outstanding – basic and diluted	10,620,614	6,189,651
Net loss per common share – basic and diluted	$(2.25)	$(3.23)

The following table shows potentially dilutive securities not included in the computation of the Company’s net loss per common share:

	Year ended September 30,
	2022	2021
RSUs	10,984,241	—
Stock options	5,754,052	2,471,760
Redeemable convertible preferred stock (on an as-converted basis)	2,254,901	2,254,901
Common stock warrants.	200,000	500,000
Convertible notes	129,482	—
	19,322,676	5,226,661

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Note 10 — Debt

Debt consists of the following:

	September 30,
	2022	2021
7% Promissory notes – related parties	$3,349	$3,413
Notes payable – related parties	344	—
SAFEs	1,983	—
Convertible notes	625	—
Total debt	6,301	3,413
Less: amounts classified as current	(5,676)	(3,413)
Noncurrent portion	$625	$—

7% Promissory Notes — Related Parties

In August 2020, the Company assumed three promissory notes with a fair value of $3,550 as part of an asset acquisition. One of the notes with a fair value of $137 matured and was paid off during the year ended September 30, 2020. The remaining notes had a maturity date of August 2022, but were amended in May 2022 to extend their maturity to July 2023. The promissory notes bear interest at 7% per annum, and do not require principal payments prior to the maturity date. The Company made principal payments of $332 on these notes during the year ended September 30, 2022. The 7% promissory notes are included in “Notes payable — related parties” in the balance sheets.

Notes Payable — Related Parties

During the year ended September 30, 2022, the Company entered into six short-term notes payable with related parties to meet its working capital needs. The aggregate original principal amount of the notes was $1,056, and cash proceeds to the Company were $1,006 after discounts of $50. The notes have varying maturity dates and bear interest at rates from 2% to 18%. The Company repaid principal of $712 on these notes and, as of September 30, 2022, principal of $344 was outstanding under one note, which is included in “Notes payable — related parties” in the balance sheets.

SAFEs

During the year ended September 30, 2022, the Company entered into simple agreements for future equity with certain investors in exchange for cash proceeds of $1,900. Certain SAFEs, representing a purchase amount of $900, are automatically convertible into shares of the Company’s common stock upon the occurrence of the Company’s next equity financing of not less than $5,000. These SAFEs are convertible at prices per share equal to discounts of 20% to 25% from the lowest per share purchase price of the Company’s equity securities in the financing. In the event of a dissolution prior to conversion, the Company must pay the holder of these SAFEs an amount equal to the purchase amount. In this case, the rights of the SAFE holders are senior to the Company’s capital stock and pari passu with any convertible debt of the Company.

The remainder of the SAFEs, representing a purchase amount of $1,000, are automatically convertible into shares of the Company’s preferred stock upon the occurrence of the Company’s next round of preferred stock financing. The conversion price of the preferred stock to be issued in exchange for the SAFEs would be equal to the greater of (i) the lowest price per share for preferred stock sold to investors in the initial closing of the equity financing, or (ii) the number of shares equal to the value of the SAFE, subject to a post money- valuation cap of $175,000. If there is a liquidity event, including a change in control, a direct listing or an initial public offering, these SAFEs will be entitled to receive a portion of the proceeds equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the quotient obtained by dividing $175,000 by the Company’s total capitalization, including all shares and convertible securities (on an as-converted to common stock basis). In the event of a dissolution or liquidation of the Company, the holders of these SAFEs will be entitled to receive a cash-out amount equal to their original purchase price, which right is junior to the payment of the Company’s outstanding indebtedness and on par with the rights of other SAFEs and preferred stock.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

In each case, the SAFEs do not bear interest and have no maturity date. Holders of the SAFEs have no voting rights. As of September 30, 2022, none of the SAFEs had been converted into shares of the Company’s common stock or preferred stock.

The Company initially recorded the SAFEs at their fair value of $1,900 and has remeasured the SAFEs to fair value at each reporting date. From the time of issuance to September 30, 2022, the fair value of the SAFEs increased $83 and, as of September 30, 2022, the SAFEs are recorded at their fair value of $1,983 in the balance sheets. The increase in the fair value of the SAFEs is reported in “Change in fair value of SAFEs” in the statements of operations and comprehensive loss.

Convertible Notes

In December 2021, the Company issued an aggregate principal amount of $625 of convertible notes pursuant to a convertible note purchase agreement between the Company and several unaffiliated investors. The convertible notes mature five years from the date of issuance, bear interest at 5% per annum and are unsecured. The principal amount of each convertible note and any accrued interest thereon may be converted into the Company’s common stock, at a price of $5.02 per share, at the election of the holder at any time prior to maturity. The notes are mandatorily convertible into common stock in the event the Company consummates a private placement for an aggregate offering amount of at least $20,000 or upon the change in control of the Company. The Company determined that the convertible notes do not contain any embedded derivatives. The notes remained outstanding as of September 30, 2022.

In February 2022, the Company issued a convertible note in the amount of $300 to an unaffiliated investor. The convertible note matures five years from the date of issuance, bears interest at 5% per annum and is unsecured. The principal amount of the convertible note and any accrued interest thereon may be converted into the Company’s common stock, at a price of $6.84 per share, at the election of the holder at any time prior to maturity. The note is mandatorily convertible into common stock in the event the Company consummates a private placement for an aggregate offering amount of at least $20,000 or upon the change in control of the Company. The Company determined that the convertible note did not contain any embedded derivatives. During the year ended September 30, 2022, the holder elected to convert the note, together with accrued interest thereon, into 45,548 shares of the Company’s common stock based on the conversion price of $6.84 per share. As this conversion was pursuant to the original terms of the convertible notes, the Company reclassified the carrying value of the note into equity with no gain or loss recognized.

Note 11 — Fair Value Measurements

The Company’s financial instruments consist mainly of cash, accounts receivable, accounts payable and debt. The carrying amounts of the Company’s cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these instruments.

The Company believes the carrying value of the 7% promissory notes — related parties and the notes payable — related parties — each of which mature in 2023 — approximates fair value due to the short duration of these notes. The Company estimated the fair value of its convertible notes based on a discounted cash flow approach using market interest rates of instruments with similar terms and maturities and an estimate for the Company’s standalone credit risk. The Company classifies its convertible notes as Level 3 financial instruments due to the judgment required to develop assumptions of the Company’s standalone credit risk and the significance of those assumptions to the fair value measurement. The Company estimated that the aggregate fair value of its debt was $6,095 compared to its carrying value of $6,301 at September 30, 2022. The Company estimated that the fair value of its debt approximated its carrying value of $3,413 at September 30, 2021.

During the year ended September 30, 2021, no financial instruments were measured at fair value on a recurring basis. During the year ended September 30, 2022, the Company measured the SAFEs at fair value on a recurring basis. The Company classified the SAFEs as Level 3 financial instruments due to the judgment required to develop the assumptions used and the significance of those assumptions to the fair value measurement. No financial instruments were classified as Level 1 or Level 2 and measured at fair value on a recurring basis during the years ended September 30, 2022 and 2021, and no financial instruments were transferred into or out of

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Level 3. The following table provides a reconciliation of the balance of financial instruments measured at fair value on a recurring basis using Level 3 inputs for the year ended September 30, 2022:

Balance at September 30, 2021	$—
Issuance of SAFEs	1,900
Change in fair value of SAFEs included in net loss	83
Balance at September 30, 2022	$1,983

Note 12 — Commitments and Contingencies

Operating Leases

The Company has entered into various noncancelable operating leases for equipment, tools, office facilities and other property. Rent expense was $565 and $356 for the years ended September 30, 2022 and 2021, respectively. As of September 30, 2022, future minimum lease payments under noncancelable operating leases were as follows:

Year Ending September 30,
2023	$530
2024	537
2025	526
2026	545
2027	515
$2,653

Noncancelable Purchase Commitments

The Company has unconditional purchase commitments for software subscriptions and other services which extend to various dates through September 30, 2024. Future minimum payments under these unconditional purchase commitments as of September 30, 2022 totaled $2,842.

Loss Contingency

In fiscal year 2021, the Company recognized a liability for a contingent loss related to the acquisition of Cosemi. Subsequent to the close of the acquisition, the Company and the seller were in dispute over legal challenges to certain patents acquired and other matters. The parties entered negotiations in 2022 to settle the dispute through the issuance of additional shares to the seller. The Company estimated the amount of the liability at $8,434, which is included in “Loss contingency” in the balance sheets as of September 2022 and 2021. In January 2023, the Company issued 1,233,108 shares of its common stock in settlement of this liability.

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company does not believe it is currently a party to any material legal proceedings, nor is the Company aware of any other pending or threatened litigation that the Company believes would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Indemnifications

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with customers, suppliers and vendors. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its service, breach of representations or covenants, intellectual property infringement or other claims made against such parties. These provisions may limit the time within which an indemnification claim can be made. The Company has not in the past incurred significant expense defending against third party claims, nor has it incurred significant expense

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

under its standard service warranties or arrangements with its customers, suppliers and vendors. Accordingly, the Company has not recognized any liabilities for these indemnification provisions as of September 30, 2022 and 2021.

Note 13 — Income Taxes

Substantially all of the Company’s pretax income was generated in the United States. The provision for income taxes consists of the following:

	Year ended September 30,
	2022	2021
Current
Federal	$—	$—
State	1	3
Total current	1	3
Deferred
Federal	(274)	(1,507)
State	—	(474)
Total deferred	(274)	(1,981)
Provision for income taxes	$(273)	$(1,978)

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory rate of 21% to the Company’s loss before income taxes as follows:

	Years ended September 30,
	2022	2021
Income benefit computed at the U.S. federal statutory rate	$(5,070)	$(4,614)
State and local income tax benefits, net of federal benefit	(481)	(533)
Change in valuation allowances	4,856	1,495
Non-deductible transaction costs	351	—
Loss contingency	—	1,771
Research and development credits	(58)	—
State tax rate change	(148)	(167)
Other	277	70
Provision for income taxes	$(273)	$(1,978)

The Company had cumulative book operating losses for each of its fiscal years since inception. Accordingly, the Company has provided a valuation allowance on its net deferred tax assets because the Company determined that it is not more likely than not that these tax benefits will be realized in the future.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Deferred tax liabilities, net consist of the following:

	September 30,
	2022	2021
Deferred tax assets:
Net operating losses	$4,953	$2,795
Section 174 capitalized costs	1,548	—
Stock-based compensation	620	74
Research and development credits	398	157
Interest limitation	134	62
Accrued liabilities	135	71
Other	24	23
Total gross deferred tax assets	7,812	3,182
Valuation allowance	(6,351)	(1,495)
Net deferred tax assets	1,461	1,687
Deferred tax liabilities:
Intangible amortization	(1,399)	(1,732)
Fixed asset depreciation	(44)	(225)
Inventory	(38)	(24)
Total gross deferred tax liabilities	(1,481)	(1,981)
Deferred tax liabilities, net	$(20)	$(294)

During the years ended September 30, 2022 and 2021, the Company increased the valuation allowance by $4,856 and $1,495, respectively, which primarily related to increases in net deferred tax assets from current year activity that the Company expects will not be realized in the future. As of September 30, 2022, the Company has accumulated federal and state net operating losses (“NOLs”) of $21,181 and $10,560, respectively. The federal NOLs may be carried forward indefinitely and the state NOLs begin to expire in 2035.

The Company has federal and state research and experimentation credits of $58 and $339, respectively, as of September 30, 2022. The Company has federal and state research and experimentation credits of $0 and $157, respectively, as September 30, 2021.

The Company’s ability to carry forward its NOLs and research credits may be subject to significant limitations under Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”). The federal net operating losses have an indefinite carryforward period, but are available to offset only 80% of future taxable income. The Company’s ability to use its federal NOL carryforwards may be further limited if it experiences an “ownership change” as defined in Section 382.

The following table provides a reconciliation of unrecognized tax benefits for the fiscal years ended September 30, 2022 and 2021:

	2022	2021
Unrecognized tax benefits, beginning of year	$2,080	$1,822
Increases — tax positions in current year	—	258
Unrecognized tax benefits, end of year	$2,080	$2,080

The Company records interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes in the statements of operations and comprehensive loss. As of September 30, 2022 and 2021, no accrued interest or penalties are recorded on the balance sheets, and the Company has not recorded any related expenses. The Company does not expect a significant change in its uncertain tax positions within the next twelve months.

The Company files U.S. federal and various U.S. state income tax returns. The Company has historically filed returns on a calendar year basis and has changed its tax year to match its fiscal year. As of September 30, 2022, the U.S. federal and state tax returns are open to examination for calendar years 2020 through 2021.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

The Tax Cuts and Jobs Act (“TCJA”) requires that, starting in 2022, taxpayers capitalize expenditures that qualify as Section 174 costs and recover them over five years for domestic expenditures, and fifteen years for expenditures attributed for foreign research. As of September 30, 2022, the Company has capitalized $7,372 of costs under this provision.

In 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted. The CARES Act has not had any significant impact on the Company’s provision (benefit) for income taxes for any of the periods presented.

Note 14 — Equity

Reverse Stock Split

In February 2021, the Company effected a one-for-seventeen reverse stock split of its then-outstanding common stock and redeemable convertible preferred stock, with no change in the par values per share. All information related to the Company’s common stock, redeemable convertible preferred stock, warrants and stock-based awards has been retroactively adjusted to give effect to the one-for-seventeen reverse stock split.

Common Stock

The Company is authorized to issue 57,400,000 shares of common stock. The common stock is entitled to one vote per share. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors. Common stock is subordinate to the Series A Redeemable Convertible Preferred Stock and pari passu with Founders Redeemable Convertible Preferred Stock with respect to rights upon liquidation of the Company. The common stock is not redeemable at the option of the holders.

During the year ended September 30, 2022, the Company sold 1,460,644 shares of its common stock to investors, for aggregate proceeds of $9,764. Also during the year ended September 30, 2022, the Company issued 1,266,892 shares of its common stock as consideration for the acquisition of Cosemi. During the year ended September 30, 2021, the Company sold 1,911,304 shares of its common stock to investors for aggregate proceeds of $8,928.

The Company typically sells shares of its common stock to investors pursuant to a subscription agreement. In some cases, shares of common stock are issued before the cash investment is received. In such cases, the Company recognizes a receivable for issuance of common stock in the balance sheets. As of September 30, 2022 and 2021, the Company had receivables of $117 and $200, respectively, for the issuance of common stock to unaffiliated investors. The receivable for issuance of common stock as of September 30, 2022 was collected in October and November 2022 and the receivables for issuance of common stock as of September 30, 2021 were collected between October 2021 and January 2022, in each case prior to the issuance of the financial statements.

As of September 30, 2022, the number of shares of common stock available for issuance under the Company’s amended and restated articles of incorporation were as follows:

Authorized number of shares of common stock	57,400,000
Common stock outstanding	11,868,397
Reserve for conversion of Founders Redeemable Convertible Preferred Stock	600,000
Reserve for conversion of Series A Redeemable Convertible Preferred Stock	2,000,000
Reserve for conversion of notes payable	129,482
Reserve for exercise of common stock warrants	200,000
Stock options and RSUs outstanding under equity incentive plans	16,738,293
Awards available for grant under equity incentive plans	1,445,041
Common stock available for issuance	24,418,787

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Redeemable Convertible Preferred Stock

The Company is authorized to issue an aggregate of 2,600,000 shares of redeemable convertible preferred stock, of which 600,000 shares are designated as Founders Redeemable Convertible Preferred Stock and 2,000,000 shares are designated as Series A Redeemable Convertible Preferred Stock.

In August 2020, in connection with its formation, the Company issued 588,235 shares of Founders Redeemable Convertible Preferred Stock to its founders at a purchase price per share equal to its par value for aggregate proceeds of less than $1, which equaled the fair value of those shares.

In February 2021, the Company sold 1,666,666 shares of Series A Redeemable Convertible Preferred Stock, at a price of $1.38 per share, for aggregate proceeds of $2,300.

Significant rights and preferences of the redeemable convertible preferred stock are as follows:

Dividends — The holders of redeemable convertible preferred stock are entitled to receive, on a pari passu and pro rata basis with the common stock, such dividends as may be declared by the board of directors, out of any assets of the Company legally available.

Liquidation rights — In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Redeemable Convertible Preferred Stock shall be entitled to be paid out of the assets and funds of the Company available for distribution to stockholders, before any payment shall be made to the holders of common stock and Founders Redeemable Convertible Preferred Stock, an amount equal to the greater of the Series A original issue price of $1.38 per share, or such amount as would have been payable had all shares of redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. After the payment of all preferential amounts required to be paid to the holders of Series A Redeemable Convertible Preferred Stock, the remaining assets and funds of the Company available for distribution to stockholders shall be distributed to the holders of the Founders Redeemable Convertible Preferred Stock and common stock on a pari passu and pro rata basis based on the number of shares held by each holder as if all such shares had been converted to common stock.

Conversion — Each share of redeemable convertible preferred stock is convertible at any time, at the option of the holder, into such number of common stock shares as determined by dividing the original issuance price for a share by the conversion price then in effect. Each share of Founders Redeemable Convertible Preferred Stock and Series A Redeemable Convertible Preferred Stock would convert into common stock on a one-for-one basis.

Each share of Series A Redeemable Convertible Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion rate upon (i) the closing of the sale of the Company’s common stock in an underwritten public offering registered under the Securities Act of 1933 other than a registration relating solely to a transaction under Rule 145 under such Act; (ii) election by a majority of the then-outstanding shares of Series A Redeemable Convertible Preferred Stock; or (iii) certain transfer of shares of Series A Redeemable Convertible Preferred Stock, but only with respect to such transferred shares.

Voting — Each holder of shares of redeemable convertible preferred stock is entitled to ten votes, and shall have voting rights and powers equal to the voting rights and powers of the common stock. The Company’s board of directors is comprised of seven directors, of which four shall be elected by the holders of the Founders Redeemable Convertible Preferred Stock and three of which shall be elected by the holders of the redeemable convertible preferred stock and common stock voting together as a single class.

Redemption — In the event any subsequent class or series of capital stock of the Company is redeemable, the Series A Redeemable Convertible Preferred Stock and Founders Redeemable Convertible Preferred Stock shall be redeemable at the same time, upon the same terms and conditions and on a pari passu basis along with such subsequent class or series. The Company determined such potential redemption is not solely within the Company’s control. As a result, all shares of Series A Redeemable Convertible Preferred Stock and Founders Redeemable Convertible Preferred Stock have been classified outside of stockholders’

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

deficit on the balance sheets. The carrying values of the Company’s Series A Redeemable Convertible Preferred Stock and Founders Redeemable Convertible Preferred Stock have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.

The numbers of shares of the Company’s redeemable convertible preferred stock outstanding and the related conversion prices and liquidation preferences as of September 30, 2022 are as follows:

		Shares		Per Share	Aggregate
	Shares	Issued and	Issuance	Conversion	Liquidation	Carrying
	Authorized	Outstanding	Price	Price	Preference	Value
Founders Redeemable Convertible Preferred Stock	600,000	588,235	$0.00001	$0.00001	$—	$—
Series A Redeemable Convertible Preferred Stock	2,000,000	1,666,666	$1.38	$1.38	2,300	2,300
Total	2,600,000	2,254,901			$2,300	$2,300

Warrants

In connection with the Series A Redeemable Convertible Preferred Stock issuance, the Company issued warrants to purchase an aggregate of 2,035,928 shares of common stock at $1.67 per share to the purchasers of the Series A Redeemable Convertible Preferred Stock, each of whom are directors of the Company. The warrants are exercisable immediately and expire one year from the issuance date. As of September 30, 2021, all warrants issued with the Series A Redeemable Convertible Preferred Stock were exercised. The receivable for issuance of common stock for warrants — related parties represents the amounts outstanding as a result of the exercise as of September 30, 2021. The Company collected the $1,600 receivable on various dates in October and November 2021, prior to the issuance of the financial statements.

In February 2021, the Company issued a warrant to purchase 500,000 shares of its common stock at a price of $4.18 per share in connection with a sale of shares of the Company’s common stock to an outside investor. The warrant was immediately exercisable and expired in September 2022. The Company determined the warrant to be a free-standing equity instrument with no subsequent remeasurement. The Company determined the amount recognized within additional paid-in capital by allocating the proceeds received among the shares of common stock and the warrants issued based on their relative fair values. The Company valued the warrants using the Black-Scholes option pricing model with the following assumptions: expected volatility of 50.9%; no expected dividend yield; risk-free interest rate of 0.6%; and a contractual term of 1.6 years. In March 2022, 239,234 shares of the Company’s common stock were purchased under the warrant and the remainder of the warrant expired unexercised.

In September 2022, the Company issued a warrant to purchase 200,000 shares of its common stock at $3.00 per share in connection with a sale of shares of the Company’s common stock to an outside investor. The warrant is immediately exercisable and expires one year from the issuance date. The Company determined the warrant to be a free-standing equity instrument with no subsequent remeasurement. The Company determined the amount recognized within additional paid-in capital by allocating the proceeds received among the shares of common stock and the warrants issued based on their relative fair values. The Company valued the warrants using the Black-Scholes option pricing model with the following assumptions: expected volatility of 51.9%; no expected dividend yield; risk-free interest rate of 3.3%; and a contractual term of one year.

Note 15 — Equity Incentive Plans

The Company has three stock-based compensation plans, the 2020 Key Employee Equity Incentive Plan and the 2020 Equity Incentive Plan (each adopted in fiscal year 2020) and the 2022 Incentive Compensation Plan (adopted in fiscal year 2022). The plans provide for the issuance of awards covering an aggregate of up to 18,350,000 shares of common stock subject, in the case of the 2022 Incentive Compensation Plan, to an annual increase as defined in the plan. As of September 30, 2022, the Company had two types of stock-based compensation awards outstanding under these plans — RSUs and stock options.

Restricted Stock Units

The Company granted RSUs under two different RSU agreements (“Agreement I” and “Agreement II”).

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

RSUs granted under Agreement I include two vesting schedules where 50% of the awards vest upon the closing of two acquisitions where the Company acquires at least a majority of the voting power or purchases substantially all of the assets of the target and 50% vest upon the satisfaction of revenue performance conditions. All shares granted under Agreement I vest upon a change in control. Through September 30, 2022, the Company had not recognized stock-based compensation expense for the awards, as achievement of the performance conditions was determined not to be probable. In the period in which the achievement of performance conditions becomes probable, the Company will recognize stock-based compensation expense for those RSUs.

RSUs granted under Agreement II vest at the earlier of (i) a service-based component beginning after a change of control, or (ii) service-based vesting subject to a 50% cliff after 10 to 14.5 months. Because the qualifying change of control had not occurred and, therefore, cannot be considered probable, the Company recognized $372 of stock-based compensation expense related to the service-based vesting. RSUs granted under Agreement II are recognized as expense following the vesting schedule with the achievement of a change in control re-assessed and updated on a quarterly basis, or more frequently as changes in facts and circumstances warrant.

A summary of activity in the Company’s RSUs for the year ended September 30, 2022 is as follows:

		Weighted-
		Average Grant
		Date Fair Value
	Number of Units	per Unit
Outstanding at September 30, 2021	—	$—
Granted	10,984,241	6.84
Outstanding at September 30, 2022	10,984,241	6.84

No RSUs vested during the fiscal years ended September 30, 2022 and 2021. Unrecognized compensation expense related to restricted stock units was $6,396 as of September 30, 2022 and is expected to be recognized over a weighted-average period of 1.6 years.

Stock Options

Stocks options granted under the Company’s stock-based compensation plans may be Incentive Stock Options (“ISOs”) or Non-Statutory Stock Options (“NSOs”). ISOs may be granted only to employees and NSO may be granted to employees and consultants. The types of awards granted to consultants do not vary in characteristics from those granted to employees. The term of each option which is stated in the grant recipient’s option agreement cannot exceed ten years from the date of grant. The exercise price is determined by the Company’s board of directors. If granted to an employee (other than employee who owns stock representing more than 10% of the voting power of all classes of stock), the option exercise price cannot be less than the fair market value of the stock on the date of grant as determined by the Company’s board of directors. Vesting requirements for options granted under the plans are determined by the board of directors. Options granted generally vest over periods of one to four years. Certain awards require the performance of one year of service before vesting commences, with a specified percentage of the award vesting after one year of service, and the remainder vesting ratably over the remaining vesting period. Stock option activity for the year ended September 30, 2022 is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average Exercise	Contractual Term
	Number of options	Price per Share	(in years)
Outstanding at September 30, 2021	2,471,760	$0.67
Granted	3,720,936	$6.30
Exercised	(166,666)	$0.85
Forfeited	(271,978)	$3.70
Outstanding at September 30, 2022	5,754,052	$4.16	8.7
Exercisable at September 30, 2022	2,814,736	$1.80	8.1

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Unrecognized stock-based compensation expense related to stock options, totaling $9,366 as of September 30, 2022, is expected to be recognized over a weighted-average period of 2.8 years. The aggregate intrinsic value of stock options outstanding and stock options exercisable as of September 30, 2022 was $15,435 and $14,199, respectively. The total intrinsic value of options exercised during the years ended September 30, 2022 and 2021, was $998 and $0, respectively. The total fair value of options that vested within the years ended September 30, 2022 and 2021, was $2,253 and $320, respectively.

The weighted-average grant date fair value of options granted during the years ended September 30, 2022 and 2021 was $3.40 and $1.44, respectively. The fair value of stock options granted was estimated with the following assumptions:

	Years ended September 30,
	2022		2021
	Range		Range
	Low	High	Low	High
Expected volatility	50.5%	58.3%	49.2%	50.9%
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.0%	3.6%	0.3%	0.6%
Expected term (in years)	4.1	6.1	4.8	5.9

The statements of operations and comprehensive loss include stock-based compensation expense as follows:

	Years ended September 30,
	2022	2021
Cost of revenues	$14	$—
Research and development	759	8
Selling, general and administrative	2,517	299
Total stock-based compensation expense	$3,290	$307

Note 16 — Concentrations

Concentration of Credit Risk

The Company maintains its cash in accounts with major financial institutions within the United States, generally in the form of demand deposits. Deposits in these institutions may exceed federally insured limits. The Company places its cash with high credit quality financial institutions and has not experienced any losses on its deposits of cash.

Significant Customers

For the year ended September 30, 2022, two customers accounted for 86% of the Company’s revenues. For the year ended September 30, 2021, two customers accounted for 73% of the Company’s revenues. As of September 30, 2022, two customers had balances due that represented 76% of the Company’s total accounts receivable. As of September 30, 2021, two customers had balances due that represented 79% of the Company’s total accounts receivable.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Note 17 — Geographical Information

Revenues by Geographic Region

The Company’s revenue by geographic region, based on ship-to location for product sales or the invoiced address of license revenue, are summarized as follows:

	Years ended September 30,
	2022	2021
United States	$1,841	$383
Czech Republic	764	20
Thailand	677	—
Taiwan	10	27
Other	17	5
	$3,309	$435

Long-Lived Assets

Substantially all of the Company’s long-lived assets are located in the United States.

Note 18 — Subsequent Events

The Company evaluated subsequent events through April 7, 2023, the date at which the financial statements were available to be issued.

Issuances of Common Stock and Warrants

Subsequent to September 30, 2022, the Company sold 949,504 shares of its common stock at various dates in private placements for net proceeds of $6,495. The Company also issued 29,334 shares of its common stock and warrants to purchase an aggregate of 1,461 shares of common stock at an exercise price of $.01 per share to vendors for services rendered. In December 2022, the Company issued warrants to service providers to purchase an aggregate of 700,000 shares of its common stock at an exercise price of $3.00 per share. Also in December 2022, warrants to purchase 300,000 shares of the Company’s common stock were exercised at a price of $3.00 per share for net proceeds of $900. Effective March 2023, the remaining warrants to purchase 400,000 shares of the Company’s common stock were cancelled.

Stock-based Compensation

Subsequent to September 30, 2022, the Company granted 700,000 stock options to employees, officers and/or directors at a weighted-average exercise price of $6.84 per share. Effective March 2023, 150,000 of these stock options were cancelled.

In November 2022, the Company and certain of its officers and key employees agreed to enter into amended RSU agreements relating to an aggregate of 10,000,000 RSUs. Under the amended RSU agreements, one-third of the RSUs will vest on each of the first, second and third anniversaries of the closing of the merger with Chavant. The RSUs will also be subject to acceleration upon the occurrence of certain events, including a change in control of the company or a termination of employment either by the Company without cause, or by the holder of the RSUs for good reason, as defined in the agreements. Effective March 2023, the Company issued 600,000 RSUs to an employee. Also effective March 2023, certain directors, executive officers and employees of the Company agreed to forfeit 10,000,000 RSUs that had been granted to them during the year ended September 30, 2022 in exchange for a commitment from Mobix Labs to issue one-half of that number of RSUs of Chavant (or its successor) over three years, beginning on the first anniversary of the closing of the merger with Chavant. In addition, certain other employees agreed to forfeit an additional 1,270,000 RSUs, including the aforementioned 600,000 RSUs issued in March 2023.

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

Issuance of Note Payable

On January 13, 2023, the Company issued a non interest-bearing promissory note having a principal amount of $400 and maturing on January 21, 2023. In connection with the issuance of the promissory note, the Company issued the purchaser a warrant to purchase 15,000 shares of its common stock at an exercise price of $3.00 per share. In the event the Company repays the principal amount of the promissory note after the maturity date, the Company must issue the purchaser a warrant to purchase an additional 15,000 shares of its common stock for each seven-day period until such time as the principal is repaid. The warrants have a term of six months and are immediately exercisable. As of the date of issuance of these financial statements, the Company has repaid $350 of this promissory note. As the Company has not repaid this promissory note in full, the Company has issued a warrant to purchase 165,000 shares of its common stock.

In February and March 2023, the Company issued promissory notes with an aggregate principal amount of $806, of which $106 has been repaid. The notes bear interest at rates ranging from 6.0% to 10.0% annually and mature at various dates through March 1, 2024. In connection with these notes, the Company initially gave the purchasers warrants to purchase an aggregate of 20,464 shares of its common stock at an exercise price of $0.01 per share.

Issuance of Convertible Note

On January 27, 2023, the Company issued a convertible note having a principal amount of $250 to an unaffiliated investor. The convertible note matures one year from the date of issuance, bears interest at 9% per annum and is unsecured. The principal amount of the convertible note and any accrued interest thereon may be converted into common stock, at a price of $5.00 per share, at the election of the holder at any time prior to maturity. The convertible note is mandatorily convertible into common stock immediately prior to the closing of a business combination (as defined in the note) including the proposed merger with Chavant. The convertible note is also mandatorily convertible into common stock in the event the Company consummates a private placement, in a single transaction or series of related transactions, for an aggregate offering amount of at least $5,000.

Agreement to Acquire EMI Solutions, Inc.

In September 2022, the Company entered into an agreement with EMI Solutions, Inc. (“EMI”) pursuant to which the Company would acquire all of the issued and outstanding common shares of EMI. EMI is a manufacturer of electromagnetic interference filtering products for military and aerospace applications. Consideration for the acquisition is expected to consist of 964,912 shares of the Company’s common stock and $2,200 in cash. Of the cash portion of the consideration, $155 would be payable at the time of closing, with the remainder payable at specified dates following the merger with Chavant, or on the twenty-four month anniversary of the closing. The Company’s and EMI’s obligations to complete the transaction are subject to the completion of due diligence and the satisfaction of certain conditions specified in the agreement. As of September 30, 2022, no amounts related to the agreement with EMI are included in the financial statements. As of the date of issuance of these financial statements, the Company is in the early stages of completing its due diligence over EMI.

Merger with Chavant Capital Acquisition Corp.

On November 15, 2022, the Company entered into the Business Combination Agreement with Chavant, a publicly traded special purpose acquisition company, and CLAY Merger Sub II, Inc. (“Merger Sub”), a wholly owned direct subsidiary of Chavant, subsequently amended by Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023. Under the Business Combination Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly owned direct subsidiary of Chavant. Upon the closing, Chavant will be renamed Mobix Labs, Inc. (“New Mobix”) and Mobix Labs will be renamed Mobix Labs Operations, Inc.

The aggregate transaction consideration to be paid at the closing will be an aggregate number of shares of Class A common stock or Class B common stock equal to $235 million divided by $10.00. The aggregate transaction consideration will be increased to include any additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities, as defined in the Business Combination Agreement. The aggregate transaction consideration will be allocated among the holders of outstanding shares of common stock, preferred stock, stock options, RSUs, warrants and convertible instruments, including SAFEs and promissory notes of Mobix Labs immediately prior to the closing (including in the form of assumed stock options or assumed

MOBIX LABS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

(amounts in thousands, except share and per share amounts)

RSUs, as applicable) pro rata based on (a) the number of shares of Mobix Labs common stock that are either held by or issuable to a Mobix Labs equityholder pursuant to the terms of the preferred stock, stock options, RSUs, warrants or convertible instruments held by the Mobix Labs equityholders immediately prior to the closing, and (b) the per share exchange ratio defined in the Business Combination Agreement. In addition to the consideration to be paid at the closing, the holders of outstanding shares of common stock, preferred stock and stock options of Mobix Labs will be entitled to receive an additional aggregate 3,500,000 shares of Class A common stock issuable as earnout shares based on the achievement of trading price targets following the closing and subject to the terms provided in the Business Combination Agreement.

MOBIX LABS, INC.

CONDENSED BALANCE SHEETS

(unaudited, in thousands, except share and per share amounts)

	June 30,	September 30,
	2023	2022
ASSETS
Current assets
Cash	$117	$178
Accounts receivable, net	3	444
Receivable for issuance of common stock	25	117
Inventory	400	570
Prepaid expenses and other current assets	415	667
Total current assets	960	1,976

Property and equipment, net	1,971	1,763
Intangible assets, net	5,497	6,128
Goodwill	5,217	5,217
Operating lease right-of-use assets	1,068	—
Deferred transaction costs	3,617	—
Other assets	400	400
Total assets	$18,730	$15,484
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$8,124	$5,095
Accrued expenses and other current liabilities	4,012	2,753
Loss contingency	—	8,434
Notes payable	790	—
Notes payable - related parties	3,799	3,693
Simple agreements for future equity (“SAFEs”)	2,511	1,983
Convertible notes, current	250	—
Operating lease liabilities, current	311	—
Total current liabilities	19,798	21,958
Convertible notes, noncurrent	625	625
Deferred tax liability	36	20
Operating lease liabilities, noncurrent	1,358	—
Total liabilities	21,817	22,603
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock
Founders Convertible Preferred Stock, $0.00001 par value, 600,000 shares authorized; 588,235 shares issued and outstanding at June 30, 2023 and September 30, 2022	—	—
Series A Convertible Preferred Stock, $0.00001 par value, 2,000,000 shares authorized; 1,666,666 shares issued and outstanding at June 30, 2023 and September 30, 2022; liquidation preference of $2,300 at June 30, 2023 and September 30, 2022	2,300	2,300
Stockholders’ deficit
Common stock, $0.00001 par value, 57,400,000 shares authorized; 15,914,761 and 11,868,397 shares issued and outstanding at June 30, 2023 and September 30, 2022, respectively	—	—
Additional paid-in capital	71,290	34,722
Accumulated deficit	(76,677)	(44,141)
Total stockholders’ deficit	(5,387)	(9,419)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$18,730	$15,484

See accompanying notes to condensed financial statements.

MOBIX LABS, INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited, in thousands, except share and per share amounts)

	Nine months ended June 30,
	2023	2022
Net revenue
Product sales	$791	$2,404
License revenue	—	450
Total net revenue	791	2,854
Costs and expenses
Cost of revenue	1,188	2,362
Research and development	9,209	8,997
Selling, general and administrative	21,198	7,633
Loss from operations	(30,804)	(16,138)
Interest expense	1,186	257
Change in fair value of SAFEs	528	104
Loss before income taxes	(32,518)	(16,499)
Provision (benefit) for income taxes	18	(187)
Net loss and comprehensive loss	$(32,536)	$(16,312)
Net loss per common share, basic and diluted	$(2.34)	$(1.58)
Weighted-average common shares outstanding, basic and diluted	13,907,357	10,317,082

See accompanying notes to condensed financial statements.

MOBIX LABS, INC.

CONDENSED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(unaudited, in thousands, except share amounts)

	Founders		Series A
	Redeemable Convertible		Redeemable Convertible				Additional		Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stock-holders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at September 30, 2022	588,235	$—	1,666,666	$2,300	11,868,397	$—	$34,722	$(44,141)	$(9,419)
Issuance of common stock	—	—	—	—	1,663,922	—	11,382	—	11,382
Issuance of common stock upon exercise of warrants	—	—	—	—	1,120,000	—	908	—	908
Issuance of common stock in settlement of loss contingency	—	—	—	—	1,233,108	—	8,434	—	8,434
Issuance of common stock to service providers	—	—	—	—	29,334	—	201	—	201
Issuance of warrants to service providers	—	—	—	—	—	—	10	—	10
Issuance of warrants in connection with notes payable	—	—	—	—	—	—	1,246	—	1,246
Stock-based compensation	—	—	—	—	—	—	14,387	—	14,387
Net loss	—	—	—	—	—	—	—	(32,536)	(32,536)
Balance at June 30, 2023	588,235	$—	1,666,666	$2,300	15,914,761	$—	$71,290	$(76,677)	$(5,387)

Balance at September 30, 2021	588,235	$—	1,666,666	$2,300	8,689,413	$—	$20,211	$(20,274)	$(63)
Common stock issued for acquisition of business	—	—	—	—	1,266,892	—	—	—	—
Issuance of common stock	—	—	—	—	866,531	—	5,701	—	5,701
Conversion of note to common stock	—	—	—	—	45,548	—	312	—	312
Exercise of stock options	—	—	—	—	166,666	—	145	—	145
Stock-based compensation	—	—	—	—	—	—	1,806	—	1,806
Net loss	—	—	—	—	—	—	—	(16,312)	(16,312)
Balance at June 30, 2022	588,235	$—	1,666,666	$2,300	11,035,050	$—	$28,175	$(36,586)	$(8,411)

See accompanying notes to condensed financial statements.

MOBIX LABS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(unaudited, in thousands, except share and per share amounts)

	Nine months ended June 30,
	2023	2022
Operating activities
Net loss	$(32,536)	$(16,312)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	337	416
Amortization of intangible assets	631	630
Loss on disposal of property and equipment	—	330
Issuance of warrants in connection with notes payable, charged to interest expense	819	—
Change in fair value of SAFEs	528	104
Other non-cash items	20	(129)
Stock-based compensation for stock options and restricted stock units	14,387	1,806
Changes in operating assets and liabilities:
Accounts receivable	439	(624)
Inventory	170	65
Prepaid expenses and other current assets	252	(244)
Other assets	—	(200)
Accounts payable	(226)	1,573
Accrued expenses and other current liabilities	2,113	717
Net cash used in operating activities	(13,066)	(11,868)
Investing activities
Acquisition of property and equipment	(608)	(5)
Proceeds from sale of property and equipment	—	300
Net cash provided by (used in) investing activities	(608)	295
Financing activities
Proceeds from issuance of common stock	11,474	5,701
Proceeds from exercise of stock options	—	145
Proceeds from exercise of common stock warrants	908	1,600
Merger-related transaction costs paid	(250)	—
Proceeds from issuance of convertible notes	250	925
Proceeds from issuance of notes payable	1,525	—
Proceeds from issuance of notes payable – related parties	524	946
Principal payments on notes payable	(400)	—
Principal payments on notes payable – related parties	(418)	(596)
Proceeds from issuance of SAFEs	—	1,900
Net cash provided by financing activities	13,613	10,621
Net decrease in cash	(61)	(952)
Cash, beginning of period	178	1,013
Cash, end of period	$117	$61
Supplemental cash flow information
Non-cash investing and financing activities:
Deferred merger-related transaction costs	$3,367	$—
Issuance of warrants in connection with notes payable, recorded as debt discount	427	—
Issuance of common stock to service providers	201	—
Issuance of common stock for receivable	25	200

See accompanying notes to condensed financial statements.

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(amounts in thousands, except share and per share amounts)

Note 1 — Nature of the Business and Basis of Presentation

Mobix Labs, Inc. (“Mobix Labs” or the “Company”) was incorporated in the state of Delaware on July 31, 2020. Based in Irvine, California, Mobix Labs is a fabless semiconductor company delivering disruptive wireless and connectivity solutions for next generation communication systems, including C-Band, mmWave 5G, and high bandwidth cable products. The Company’s full line of True5G™ integrated circuits and antennas, and True Xero™ Active Optical Cables (“AOC”) are designed to deliver significant advantages in performance, efficiency, cost and size. These innovative technologies are designed for large and rapidly growing markets where there is increasing demand for higher performance communication systems.

Basis of Presentation

The condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and include the accounts of Mobix Labs. The Company’s fiscal year ends on September 30. Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended September 30, 2022 and the related notes which provide a more complete discussion of the Company’s accounting policies and certain other information. The September 30, 2022 condensed balance sheet was derived from the Company’s audited financial statements. These unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s condensed financial position as of June 30, 2023 and its results of operations and cash flows for the nine months ended June 30, 2023 and 2022. The results of operations for the nine months ended June 30, 2023 are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 2023 or for any other future annual or interim period.

Going Concern

The condensed financial statements have been prepared assuming the Company will continue as a going concern. Since inception, the Company has incurred operating losses and negative cash flows, primarily as a result of its ongoing investment in product development. For the nine months ended June 30, 2023 and 2022, the Company incurred net losses of $32,536 and $16,312, respectively. As of June 30, 2023 the Company had an accumulated deficit of $76,677. The Company will continue to incur operating losses and negative cash flows from operations for the foreseeable future and will need to raise additional debt or equity financing to fund its operations.

Management believes that there is substantial doubt concerning the Company’s ability to continue as a going concern. As of the date of the issuance of these financial statements, the Company does not have sufficient funds to meet its operating needs and satisfy its obligations beyond November 2023. The Company is in discussions with multiple financing sources to attempt to secure financing by the end of November 2023. There is no assurance that the Company will be able to obtain financing on acceptable terms, or at all, to provide the necessary interim funding to continue its operations and satisfy its obligations. Without such additional funding the Company will not be able to continue operations.

The Company is also currently pursuing the consummation of a merger with Chavant Capital Acquisition Corp. (“Chavant”), pursuant to a merger agreement that the Company and Chavant entered into on November 15, 2022, as amended by Amendment No.1 to the Business Combination Agreement, dated as of April 7, 2023 (the “Business Combination Agreement”). In connection with the merger, the Company will seek to raise approximately $30,000 of gross proceeds, prior to transaction costs, under the PIPE. There is no certainty that the Company will be able to complete the merger or the PIPE transaction on a timely basis, or at all.

Although management continues to pursue obtaining additional financing and consummating the merger and related PIPE financing, there can be no assurance that such financing will be obtained or that the transactions will be successfully completed. If such efforts are not completed, or if such transactions are successfully completed but do not provide adequate financing, the Company may be required to reduce operating expenditures which could adversely affect its business prospects or the Company may be unable to continue operations. The condensed financial statements do not include any adjustments that might result from the outcome of these uncertainties. Accordingly, the condensed financial statements have been prepared on a basis that assumes the Company will continue

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

COVID-19 Pandemic

The World Health Organization declared a global emergency on March 11, 2020 with respect to the outbreak of a novel strain of coronavirus, or COVID-19 pandemic. There are many uncertainties regarding the current global COVID-19 pandemic. The Company is closely monitoring the impact of the pandemic on all aspects of its business, including the impact on its employees, suppliers, vendors and business partners.

Merger with Chavant Capital Acquisition Corp.

On November 15, 2022, the Company entered into the Business Combination Agreement with Chavant, a publicly traded special purpose acquisition company, and CLAY Merger Sub II, Inc. (“Merger Sub”), a wholly owned direct subsidiary of Chavant, subsequently amended by Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023. Under the Business Combination Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly owned direct subsidiary of Chavant. Upon the closing, Chavant will be renamed Mobix Labs, Inc. (“New Mobix”) and Mobix will be renamed Mobix Labs Operations, Inc.

The aggregate transaction consideration to be paid at the closing will be an aggregate number of shares of Class A common stock or Class B common stock equal to $235 million divided by $10.00. The aggregate transaction consideration will be increased to include any additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities, as defined in the Business Combination Agreement. The aggregate transaction consideration will be allocated among the holders of outstanding shares of common stock, preferred stock, stock options, restricted stock units (“RSUs”), warrants and convertible instruments, including SAFEs and promissory notes of Mobix immediately prior to the closing (including in the form of assumed stock options or assumed RSUs, as applicable) pro rata based on (a) the number of shares of Mobix common stock that are either held by or issuable to a Mobix equityholder pursuant to the terms of the preferred stock, stock options, RSUs, warrants or convertible instruments held by the Mobix equityholders immediately prior to the closing, and (b) the per share exchange ratio defined in the Business Combination Agreement. In addition to the consideration to be paid at the closing, the holders of outstanding shares of common stock, preferred stock and stock options of Mobix will be entitled to receive an additional aggregate 3,500,000 shares of Class A common stock issuable as earnout shares based on the achievement of trading price targets following the closing and subject to the terms provided in the Business Combination Agreement.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s financial statements requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the financial statements. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could differ materially from those estimates and assumptions. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	provisions for income taxes and related valuation allowances and tax uncertainties;
●	impairments of goodwill and long-lived assets;

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

●	the fair value of the SAFEs;
●	valuation of stock-based compensation and equity-based awards; and,
●	valuation of common and preferred stock.

Cash

As of June 30, 2023 and September 30, 2022, the Company’s cash balance consisted of demand deposits held at major financial institutions in the United States. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2023 or September 30, 2022. The amount of deposits maintained at any financial institution may exceed federally insured limits. The Company places its cash with high credit quality financial institutions and has not experienced any losses on its deposits of cash.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts, which is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, the collection history of each customer and other relevant factors to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. The allowance for doubtful accounts as of June 30, 2023 and September 30, 2022 and bad debt expense for the nine months ended June 30, 2023 and 2022 were not material.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting of property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company did not record any impairment losses on long-lived assets during the nine months ended June 30, 2023 and 2022.

Goodwill

Goodwill represents the excess of the fair value of purchase consideration of an acquired business over the fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at a reporting unit level on an annual basis on July 31, or more frequently if circumstances change or an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company did not record any goodwill impairment losses during the nine months ended June 30, 2023 and 2022.

Revenue Recognition

In October 2021, the Company entered into a license agreement with a customer, wherein the Company granted the customer a perpetual, non-exclusive license to use certain of its patents and developed technology. As consideration for the license, the customer paid the Company a license fee of $450. The Company does not have any ongoing development, support or other performance obligations under the license agreement. Consequently, the Company concluded that its performance obligation under the license agreement was satisfied and recognized the $450 consideration as license revenue during the nine months ended June 30, 2022.

Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer, who makes resource allocation decisions and assesses

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

performance based on financial information presented on an aggregated basis. Accordingly, the Company has determined that it operates in a single operating segment and, therefore, a single reportable segment.

Comprehensive Loss

Comprehensive loss includes the Company’s net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. There were no differences between the Company’s net loss and comprehensive loss for the nine months ended June 30, 2023 and 2022.

Accounting Pronouncements Recently Adopted

The Company is an “emerging growth company,” as defined in the Securities Act. Under the Jumpstart Our Business Startups Act of 2012, an emerging growth company has the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to public business entities, or (ii) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of accounting guidance the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time periods as non-public business entities, as indicated below.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) and has since issued several updates, amendments and technical improvements to ASU 2016-02, to provide guidance on the accounting for leasing transactions. The standard requires that the lessee recognize a lease liability along with a right-of-use (“ROU”) asset for all leases with a term longer than one year. ASU 2016-02 requires a modified retrospective transition approach to each lease that existed at the date of initial application as well as leases entered into after that date. The standard also requires additional disclosures about leasing arrangements related to discount rates, lease terms, and the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted this new guidance effective October 1, 2022 using the modified retrospective method. The Company recorded the impact on its condensed balance sheet from the recognition of ROU assets and lease liabilities of $1,169 and $1,862, respectively. See Note 7 - Leases.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The Company is required to adopt this guidance for its fiscal year beginning October 1, 2023, including interim periods within that fiscal year. The Company does not expect the adoption of ASU 2016-13 to have a significant impact on its results of operations or financial position.

In November 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019-12”) which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and also improves consistent application of and simplification of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company is required to adopt this guidance for its fiscal year beginning October 1, 2022, and for interim periods within its fiscal year beginning October 1, 2023. Early adoption is permitted. The Company does not expect the adoption of ASU 2019-12 to have a significant impact on its results of operations or financial position.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 requires that an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 as if the acquiring entity had originated the contracts. The Company is required to adopt this guidance for its fiscal year beginning October 1, 2024, including interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its financial statements.

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

Note 3 — Supplemental Financial Statement Data

Inventory

Inventory consists of the following:

	June 30,	September 30,
	2023	2022
Raw materials	$340	$404
Finished goods	60	166
Total inventory	$400	$570

Property and Equipment, net

Property and equipment, net consists of the following:

	Estimated Useful Life	June 30,	September 30,
	(years)	2023	2022
Equipment and furniture	5 - 7	$857	$895
Laboratory equipment	5	602	601
Leasehold improvements	Shorter of estimated useful life or remaining lease term	850	894
Construction in progress		584	—
Property and equipment, gross		2,893	2,390
Less: Accumulated depreciation		(922)	(627)
Property and equipment, net		$1,971	$1,763

Intangible Assets, net

Intangible assets, net consist of the following:

	Estimated	June 30, 2023			September 30, 2022
	Useful Life		Accumulated			Accumulated
	(in years)	Gross	Amortization	Net	Gross	Amortization	Net
Developed technology	7 - 10	$7,289	$(2,036)	$5,253	$7,289	(1,427)	$5,862
Customer relationships	10	300	(56)	244	300	(34)	266

The Company recorded amortization expense related to intangible assets of $631 and $630 during the nine months ended June 30, 2023 and 2022, respectively. The weighted-average remaining lives of developed technology and customer relationships as of June 30, 2023 were 6.6 years and 8.1 years, respectively.

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

Estimated future amortization expense for intangible assets by fiscal year as of June 30, 2023 is as follows:

Years ending September 30,
2023 (remaining three months)	$210
2024	840
2025	840
2026	840
2027	840
Thereafter	1,927
Total	$5,497

Accrued Expenses and Other Current Liabilities

	June 30,	September 30,
	2023	2022
Accrued compensation and benefits	$2,247	$613
Deferred rent	—	634
Accrued professional fees	147	494
Accrued interest	302	59
Deferred revenue	204	35
Other	1,112	918
Total accrued expenses and other current liabilities	$4,012	$2,753

Note 4 — Net Loss Per Share

For periods in which the Company reports a net loss, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive. The following table shows the calculation of the Company’s net loss per common share — basic and diluted:

	Nine months ended June 30,
	2023	2022
Numerator:
Net loss	$(32,536)	$(16,312)
Denominator:
Weighted-average common shares outstanding – basic and diluted	13,907,357	10,317,082
Net loss per common share – basic and diluted	$(2.34)	$(1.58)

The following table shows potentially dilutive securities not included in the computation of the Company’s net loss per common share:

	Nine months ended June 30,
	2023	2022
Restricted stock units	314,241	10,000,000
Stock options	6,173,833	5,203,862
Convertible preferred stock (on an as-converted basis)	2,254,901	2,254,901
Common stock warrants	628,925	—
Convertible notes	186,128	127,891
	9,558,028	17,586,654

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

Note 5 — Debt

Debt consists of the following:

	June 30,	September 30,
	2023	2022
Notes payable	$790	$—
7% Promissory notes – related parties	3,349	3,349
Notes payable – related parties	450	344
SAFEs	2,511	1,983
Convertible notes	875	625
Total debt	7,975	6,301
Less: Amounts classified as current	(7,350)	(5,676)
Noncurrent portion	$625	$625

Notes Payable

On January 13, 2023, the Company issued a non interest-bearing promissory note having a principal amount of $400 and maturing on January 21, 2023 to an unaffiliated investor. The Company repaid the note in April 2023. In connection with the issuance of the promissory note, the Company issued the purchaser a warrant to purchase 15,000 shares of its common stock at an exercise price of $3.00 per share. The warrants have a term of six months and are immediately exercisable. The Company accounted for the transaction as a detachable warrant at its fair value, using the relative fair value method, and was recorded as an increase to additional paid-in capital and as a discount to the promissory note on the condensed balance sheet. The discount was amortized over the term of the note using the effective interest method. The Company valued the warrant using the Black-Scholes option pricing model with the following assumptions: expected volatility of 52.7%; no expected dividend yield; risk-free interest rate of 3.6%; and a contractual term of six months.

The promissory note also provides that in the event the Company fails to pay the principal amount on the maturity date, the Company must issue the purchaser as additional consideration a warrant to purchase an additional 15,000 shares of its common stock for each seven-day period thereafter until such time as the principal is repaid in full. Because the Company repaid the principal after the maturity date, the Company issued the purchaser additional warrants to purchase an aggregate of 210,000 shares of its common stock. The Company evaluated the additional warrants and determined that they met all the requirements for equity classification under ASC 815. The aggregate fair value of the additional warrants is included in interest expense in the condensed statement of operations and comprehensive loss. The Company valued the warrants using the Black-Scholes option pricing model with the following assumptions: expected volatility of 52.7%; no expected dividend yield; risk-free interest rate of 3.6%; and a contractual term of six months.

During the nine months ended June 30, 2023, the Company also entered into various notes payable having an aggregate principal amount of $700 with unrelated investors to meet its working capital needs. The notes mature at various dates through March 2024, bear interest at rates ranging from 6.0% to 8.0% per annum, are unsecured and do not require any principal payments prior to maturity. In connection with the issuance of the notes, the Company gave the purchasers warrants to purchase an aggregate of 20,464 shares of its common stock at an exercise price of $0.01 per share. The warrants are immediately exercisable and expire at various dates through February 2024. The Company accounted for the issuance of each of the warrants as a detachable warrant at its fair value, using the relative fair value method, and was recorded as an increase to additional paid-in capital and as a discount to the promissory note on the condensed balance sheet. The discount will be amortized over the term of each note using the effective interest method. The Company valued the warrants using the Black-Scholes option pricing model with the following assumptions: expected volatility of 52.7%; no expected dividend yield; risk-free interest rate of 3.6%; and a contractual term of nine to twelve months.

On June 30, 2023, the Company issued a promissory note having a principal amount of $425 to an unaffiliated investor. The note matured on July 31, 2023, does not bear interest and is unsecured. In connection with the issuance of the note, the

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

Company issued the investor a warrant to purchase an aggregate of 97,000 shares of its common stock at an exercise price of $0.01 per share. The warrant is immediately exercisable and has one-year term. The Company accounted for the transaction as a detachable warrant at its fair value, using the relative fair value method, and was recorded as an increase to additional paid-in capital and as a discount to the promissory note on the consolidated balance sheet. The discount will be amortized over the term of the note using the effective interest method. The Company valued the warrant using the Black-Scholes option pricing model with the following assumptions: expected volatility of 53.8%; no expected dividend yield; risk-free interest rate of 5.2%; and a contractual term of one year.

The promissory note also provides that in the event the Company fails to pay the principal amount on the maturity date, the Company must issue the investor as additional consideration a warrant to purchase an additional 25,000 shares of its common stock for each seven-day period thereafter until such time as the principal is repaid in full. The Company repaid the amounts owed under the note on September 15, 2023 and issued the investor warrants to purchase an aggregate of 175,000 shares of its common stock.

As of June 30, 2023, notes payable having a remaining principal balance of $1,231 were outstanding and are included in “Notes payable” at a carrying amount of $896 (net of unamortized discount of $335) in the condensed balance sheets.

7% Promissory Notes — Related Parties

In August 2020, the Company assumed two promissory notes as part of an asset acquisition. The notes were subsequently amended to extend their maturity to July 2023. The promissory notes bear interest at 7% per annum, and do not require principal payments prior to the maturity date. The 7% promissory notes are included in “Notes payable — related parties” in the condensed balance sheets. Subsequent to June 30, 2023, the Company has not made any principal payments on these notes and the $3,349 principal balance remains outstanding.

Notes Payable — Related Parties

During the year ended September 30, 2022, the Company entered into various short-term notes payable with related parties to meet its working capital needs. As of June 30, 2023 and September 30, 2022, one note having a remaining principal balance of $344, bearing interest at 18% and which matured in June 2022 remained outstanding.

During the nine months ended June 30, 2023, the Company issued and repaid a promissory note having a principal amount of $100, to an officer and director of the Company. Also during the nine months ended June 30, 2023, the Company issued four promissory notes, each having a principal amount of $106, to an employee. The notes bear interest at 10% per annum, are unsecured, and have terms of approximately one month. During the nine months ended June 30, 2023, the Company repaid three of the notes.

As of June 30, 2023, two notes having an aggregate principal balance of $450 remain outstanding and are included in “Notes payable — related parties” in the condensed balance sheets.

SAFEs

During the year ended September 30, 2022, the Company entered into simple agreements for future equity with certain investors in exchange for cash proceeds of $1,900. Certain SAFEs, representing a purchase amount of $900, are automatically convertible into shares of the Company’s common stock upon the occurrence of the Company’s next equity financing of not less than $5,000. These SAFEs are convertible at prices per share equal to discounts of 20% to 25% from the lowest per share purchase price of the Company’s equity securities in the financing. In the event of a dissolution prior to conversion, the Company must pay the holder of these SAFEs an amount equal to the purchase amount. In this case, the rights of the SAFE holders are senior to the Company’s capital stock and pari passu with any convertible debt of the Company.

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

The remainder of the SAFEs, representing a purchase amount of $1,000, are automatically convertible into shares of the Company’s preferred stock upon the occurrence of the Company’s next round of preferred stock financing. The conversion price of the preferred stock to be issued in exchange for the SAFEs would be equal to the greater of (i) the lowest price per share for preferred stock sold to investors in the initial closing of the equity financing, or (ii) the number of shares equal to the value of the SAFE, subject to a post money valuation cap of $175,000. If there is a liquidity event, including a change in control, a direct listing or an initial public offering, these SAFEs will be entitled to receive a portion of the proceeds equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the quotient obtained by dividing $175,000 by the Company’s total capitalization, including all shares and convertible securities (on an as-converted to common stock basis). In the event of a dissolution or liquidation of the Company, the holders of these SAFEs will be entitled to receive a cash-out amount equal to their original purchase price, which right is junior to the payment of the Company’s outstanding indebtedness and on par with the rights of other SAFEs and preferred stock.

In each case, the SAFEs do not bear interest and have no maturity date. Holders of the SAFEs have no voting rights. As of June 30, 2023, none of the SAFEs had been converted into shares of the Company’s common stock or preferred stock. In September 2023, SAFEs having an original purchase amount of $900 were converted into 170,835 shares of the Company’s common stock, in accordance with the original terms of the agreements.

The Company initially recorded the SAFEs at their fair value of $1,900 and remeasures the SAFEs to fair value at each reporting date. As of June 30, 2023 and September 30, 2022, the SAFEs are recorded at their fair value of $2,511 and $1,983, respectively, in the condensed balance sheets. The change in the fair value of the SAFEs is reported in “Change in fair value of SAFEs” in the condensed statements of operations and comprehensive loss.

Convertible Notes

In January 2023, the Company issued a convertible note having a principal amount of $250 to an unaffiliated investor. The convertible note matures one year from the date of issuance, bears interest at 9% per annum and is unsecured. The principal amount of the convertible note and any accrued interest thereon may be converted into common stock, at a price of $5.00 per share, at the election of the holder at any time prior to maturity. The convertible note is mandatorily convertible into common stock immediately prior to the closing of a business combination (as defined in the note) including the proposed merger with Chavant. The convertible note is also mandatorily convertible into common stock in the event the Company consummates a private placement, in a single transaction or series of related transactions, for an aggregate offering amount of at least $5,000. As of June 30, 2023, the $250 principal balance of this note is included in “Convertible Notes — Current” in the condensed balance sheets.

During the year ended September 30, 2022, the Company issued an aggregate principal amount of $925 of convertible notes to several unaffiliated investors. The convertible notes mature five years from the date of issuance, bear interest at 5% per annum and are unsecured. The principal amount of each convertible note and any accrued interest thereon may be converted into the Company’s common stock, at prices of $5.02 to $6.84 per share, at the election of the holder at any time prior to maturity. The notes are mandatorily convertible into common stock in the event the Company consummates a private placement for an aggregate offering amount of at least $20,000 or upon the change in control of the Company. The Company determined that the convertible notes do not contain any embedded derivatives. During the year ended September 30, 2022, the holder of one convertible note elected to convert the note having a $300 principal amount, together with accrued interest thereon, into 45,548 shares of the Company’s common stock based on the conversion price of $5.02 per share. As this conversion was pursuant to the original terms of the note, the Company reclassified the carrying value of the note into equity with no gain or loss recognized. As of June 30, 2023, the $625 principal balance of these notes is included in “Convertible Notes — Noncurrent” in the condensed balance sheets.

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

Note 6 — Fair Value Measurements

The Company’s financial instruments consist mainly of cash, accounts receivable, accounts payable and debt. The carrying amounts of the Company’s cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these instruments.

The Company believes the carrying value of the notes payable, the 7% promissory notes — related parties and the notes payable — related parties — each of which mature within one year — approximates fair value due to the short duration of these notes. The Company estimated the fair value of its convertible notes based on a discounted cash flow approach using market interest rates of instruments with similar terms and maturities and an estimate for the Company’s standalone credit risk. For disclosure purposes, the convertible notes are considered Level 3 financial instruments due to the judgment required to develop assumptions of the Company’s standalone credit risk and the significance of those assumptions to the fair value measurement. The Company estimated that the aggregate fair value of its debt was $8,153 compared to its carrying value of $7,975 at June 30, 2023 and the aggregate fair value of its debt was $6,095 compared to its carrying value of $6,301 at September 30, 2022.

During the nine months ended June 30, 2023 and 2022, the Company measured the SAFEs at fair value on a recurring basis. For disclosure purposes, the SAFEs are considered Level 3 financial instruments due to the judgment required to develop the assumptions used and the significance of those assumptions to the fair value measurement. No financial instruments were classified as Level 1 or Level 2 and measured at fair value on a recurring basis during the nine months ended June 30, 2023 and 2022, and no financial instruments were transferred into or out of Level 3. The following table provides a reconciliation of the balance of financial instruments measured at fair value on a recurring basis using Level 3 inputs:

	Nine months ended June 30,
	2023	2022
Balance, beginning of period	$1,983	$—
Issuance of SAFEs	—	1,900
Change in fair value of SAFEs included in net loss	528	104
Balance, end of period	$2,511	$2,004

Note 7 — Leases

The Company has entered into operating leases for office space. The leases have remaining terms ranging from twelve months to 4.2 years and expire at various dates through August 2027. The leases do not contain residual value guarantees or restrictive covenants. The lease covering the Company’s 19,436 square foot headquarters in Irvine, California provides the Company an option to extend the lease for one additional five-year term, with rent at the then prevailing market rate. The lease requires a security deposit of $400, which is recorded in other assets on the Company’s condensed balance sheets.

ASC 842 Adoption

The Company adopted ASC 842 using the modified retrospective method on October 1, 2022. The Company determines if an arrangement is a lease at its inception. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date. The lease term includes renewal options when it is reasonably certain that the option will be exercised and excludes termination options. To the extent that the Company’s agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time. The Company’s office leases require the payment of common area maintenance charges, which are nonlease costs and are excluded from the measurement of the ROU assets and lease liabilities. Lease expense for these leases is recognized on a straight-line basis over the lease term.

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

The Company has elected the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Company also excluded short-term leases (having a term of twelve months or less) from recognition as liabilities and accounted for non-lease and lease components in a contract as a single lease component for certain asset classes. Effective October 1, 2022, the Company recorded the impact on its condensed balance sheet from the recognition of ROU assets and lease liabilities of $1,169 and $1,862, respectively. Liabilities for unamortized tenant improvement allowances and deferred rent totaling $693, previously recognized on the Company’s balance sheet as of September 30, 2022, reduced the amount recognized as an ROU asset.

The following lease costs are included in the condensed statement of operations and comprehensive loss for the nine months ended June 30, 2023:

Nine months ended
June 30, 2023
Operating lease cost	$303
Short-term lease cost	227
Total lease cost	$530

Cash paid for amounts included in the measurement of operating lease liabilities for the nine months ended June 30, 2023 was $396. As of June 30, 2023, the weighted-average remaining lease term was 4.1 years, and the weighted-average discount rate was 15.6%.

The Company did not obtain any ROU assets in exchange for new operating or financing lease liabilities during the nine months ended June 30, 2023. The following table reconciles the undiscounted cash flows to the operating lease liabilities recorded on the condensed balance sheet as of June 30, 2023:

Years ending September 30,
2023 (remaining three months)	$134
2024	537
2025	526
2026	545
2027	515
Total minimum lease payments	2,257
Less imputed interest	(588)
Present value of future minimum lease payments	1,669
Less current obligations under leases	(311)
Long-term lease obligations	$1,358

Supplemental Information for Comparative Periods

Lease cost for the nine months ended June 30, 2022 was $684. Minimum lease payments under operating leases with non-cancelable terms in excess of one year as of September 30, 2022 were as follows:

Years ending September 30,
2023	$530
2024	537
2025	526
2026	545
2027	515
Total	$2,653

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

Note 8 — Commitments and Contingencies

Loss Contingency

On August 8, 2021, the Company acquired certain assets and assumed certain liabilities of Cosemi Technologies, Inc. (“Cosemi”). In fiscal year 2021, the Company recognized a liability for a contingent loss related to the acquisition of Cosemi. Subsequent to the close of the acquisition, the Company and the sellers were in dispute over legal challenges to certain patents acquired and other matters. The parties entered negotiations in 2022 to settle the dispute. The Company estimated the amount of the liability at $8,434, which is included in “Loss contingency” in the condensed balance sheets as of September 30, 2022. In January 2023, the Company issued 1,233,108 shares of its common stock in settlement of this liability.

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business and the Company has been subject to legal proceedings regarding the delayed payment of outstanding accounts payable. The Company does not believe it is currently a party to any other material legal proceedings, nor is the Company aware of any other pending or threatened litigation that the Company believes would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition.

Note 9 — Income Taxes

The Company recorded a provision (benefit) for income taxes of $18 and $(187) for the nine months ended June 30, 2023 and 2022, respectively. The provision (benefit) for income taxes for the nine months ended June 30, 2023 and 2022 was calculated using the discrete year-to-date method. The Company’s provision (benefit) for income taxes differs from an amount calculated based on statutory tax rates principally due to the Company recording a valuation allowance against the net operating losses it generated during the periods. The Company establishes a valuation allowance when necessary to reduce the carrying amount of its deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. In evaluating the Company’s ability to realize deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, potential limitations on the Company’s ability to carry forward net operating losses, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on these factors, the Company has established a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

Note 10 — Equity

Common Stock

During the nine months ended June 30, 2023, the Company sold 1,663,922 shares of its common stock at various dates in private placements for net proceeds of $11,382. In connection with the issuance of 299,708 of these shares, the Company also granted two investors warrants to purchase an aggregate of 605,000 shares of the Company’s common stock at a price of $0.01 per share. The warrants are immediately exercisable and have terms ranging from one to two years. In June 2023, one of these investors exercised a warrant to purchase 560,000 shares of the Company’s common stock, for proceeds of $6.

During the nine months ended June 30, 2022, the Company sold 866,531 shares of its common stock at various dates in private placements for net proceeds of $5,701.

The Company typically sells shares of its common stock to investors pursuant to a subscription agreement. In some cases, shares of common stock are issued before the cash investment is received. In such cases, the Company recognizes a receivable for issuance of common stock in the balance sheets. As of June 30, 2023 and September 30, 2022, the Company had receivables of $25 and $117, respectively, for the issuance of common stock to unaffiliated investors. The receivable for issuance of

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

common stock as of June 30, 2023 was collected in July 2023, and the receivable for issuance of common stock as of September 30, 2022 was collected in October and November 2022, in each case prior to the issuance of the financial statements.

As of June 30, 2023, the number of shares of common stock available for issuance under the Company’s amended and restated articles of incorporation were as follows:

Authorized number of shares of common stock	57,400,000
Common stock outstanding	15,914,761
Reserve for conversion of Founders Convertible Preferred Stock	600,000
Reserve for conversion of Series A Convertible Preferred Stock	2,000,000
Reserve for conversion of notes payable	184,994
Reserve for exercise of common stock warrants	628,925
Stock options and RSUs outstanding under equity incentive plans	6,488,074
Awards available for grant under equity incentive plans	11,695,260
Common stock available for issuance	19,887,986

Warrants

During the nine months ended June 30, 2023, the Company issued a warrant to purchase 400,000 shares of its common stock at $3.00 per share to a service provider. The Company valued the warrant using the Black-Scholes option pricing model with the following assumptions: expected volatility of 52.7%; no expected dividend yield; risk-free interest rate of 3.6%; and a contractual term of one year. The $1,598 fair value of the warrant was recognized in selling, general and administrative expenses in the condensed statements of operations and comprehensive loss. Effective March 2023, the warrant was cancelled.

In May 2023, the Company issued the service provider a warrant to purchase 500,000 shares of its common stock at $0.01 per share. The warrants are immediately exercisable and have a two-year term. The Company valued the warrant using the Black-Scholes option pricing model with the following assumptions: expected volatility of 53.8%; no expected dividend yield; risk-free interest rate of 4.1%; and a contractual term of two years. The $3,415 fair value of the warrant was recognized in selling, general and administrative expenses in the condensed statements of operations and comprehensive loss. In June 2023, the service provider partially exercised the warrants and purchased 260,000 shares of the Company’s common stock for proceeds to the Company of $3.

In addition, warrants to purchase an aggregate of 300,000 shares of the Company’s common stock at $3.00 per share were issued to non-service providers, and warrants to purchase 200,000 shares of common stock were cancelled. In December 2022, the 300,000 warrants were exercised for cash proceeds of $900.

Note 11 — Equity Incentive Plans

Restricted Stock Units

Restricted stock unit (RSU) activity for the nine months ended June 30, 2023 is as follows:

	Number of Units	Weighted- Average Grant Date Fair Value per Unit
Outstanding at September 30, 2022	10,984,241	$6.84
Granted	—	—
Cancelled	(10,670,000)	6.84
Outstanding at June 30, 2023	314,241	6.84

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

No RSUs vested during the nine months ended June 30, 2023 or 2022. Unrecognized compensation expense related to restricted stock units was $1,468 as of June 30, 2023 and is expected to be recognized over a weighted-average period of 1.5 years.

In November 2022, the Company and certain of its officers and key employees agreed to enter into amended RSU agreements relating to an aggregate of 10,000,000 RSUs. Under the amended RSU agreements, one-third of the RSUs will vest on each of the first, second and third anniversaries of the closing of the merger with Chavant. The RSUs will also be subject to acceleration upon the occurrence of certain events, including a change in control of the Company or a termination of employment either by the Company without cause, or by the holder of the RSUs for good reason, as defined in the agreements. The modification of awards did not result in stock-based compensation expense as the vesting conditions of the awards were not yet probable.

In March 2023, the Company and certain of its officers and key employees agreed to forfeit the 10,000,000 RSUs in Mobix Labs. The RSUs to these officers and key employees were replaced with a commitment from Mobix Labs and Chavant, contingent upon closing of the merger, to issue 5,000,000 RSUs of Chavant (or its successor) over three years, beginning on the first anniversary of the closing of the merger with Chavant. This modification to the RSUs did not result in stock-based compensation expense as the vesting conditions of the awards are not yet probable.

In addition, certain other employees agreed to forfeit 670,000 RSUs with no current replacement award. As a result, the Company recognized $3,706 of additional stock-based compensation expense in the nine months ended June 30, 2023.

Stock Options

Stock option activity for the nine months ended June 30, 2023 is as follows:

	Number of options	Weighted- Average Exercise Price Per share	Weighted- Average Remaining Contractual Term (in years)
Outstanding at September 30, 2022	5,754,052	$4.16
Granted	710,506	6.84
Forfeited	290,725	6.59
Outstanding at June 30, 2023	6,173,833	4.34	7.8
Exercisable at June 30, 2023	3,964,759	3.17	7.5

Unrecognized stock-based compensation expense related to stock options, totaling $6,894 as of June 30, 2023, is expected to be recognized over a weighted-average period of 2.5 years. The aggregate intrinsic value of stock options outstanding and stock options exercisable as of June 30, 2023 was $33,514 and $26,221, respectively. The weighted-average grant date fair value of options granted during the nine months ended June 30, 2023 was $3.59.

The fair value of stock options granted during the nine months ended June 30, 2023 was estimated with the following assumptions:

	Range
	Low	High
Expected volatility	52.4%	54.4%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	3.6%	4.2%
Expected term (in years)	4.6	5.8

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

The condensed statements of operations and comprehensive loss include stock-based compensation expense as follows:

	Nine months ended June 30,
	2023	2022
Cost of revenues	$34	$2
Research and development	1,630	370
Selling, general and administrative	12,723	1,434
Total stock-based compensation expense	$14,387	$1,806

Note 12 — Concentrations

For the nine months ended June 30, 2023, two customers accounted for 91% of the Company’s revenues. For the nine months ended June 30, 2022, two customers accounted for 88% of the Company’s revenues. As of June 30, 2023, two customers had balances due that represented 92% of the Company’s total accounts receivable. As of September 30, 2022, two customers had balances due that represented 76% of the Company’s total accounts receivable.

Note 13 — Geographical Information

Revenues by Geographic Region

The Company’s revenue by geographic region, based on ship-to location for product sales or the invoiced address of license revenue, are summarized as follows:

	Nine months ended June 30,
	2023	2022
United States	$358	$1,485
Czech Republic	185	677
Thailand	245	668
Other	3	24
Total net revenue	$791	$2,854

Long-Lived Assets

Substantially all of the Company’s long-lived assets are located in the United States.

Note 14 — Subsequent Events

The Company evaluated subsequent events through November 2, 2023, the date at which the financial statements were available to be issued.

Issuances of Common Stock

Subsequent to June 30, 2023, the Company sold 546,584 shares of its common stock to unaffiliated investors at various dates in private placements for net proceeds of $3,739. In connection therewith, the Company also issued one investor a warrant to purchase an aggregate of 27,413 shares of its common stock at an exercise price of $0.01 per share. The Company also issued 25,757 shares of its common stock to a service provider.

In August 2023, the Company issued 1,461 shares of its common stock upon the exercise of warrants.

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

Issuances of Notes Payable

In August 2023, the Company issued a promissory note having a principal balance of $100 to an unrelated investor. The note is unsecured and matured on October 4, 2023 and remains outstanding. The note does not initially bear interest, but in the event the note is not paid in full by the maturity date, the Company will be required to pay interest at 15% per annum until the balance is paid in full. In connection with the note, the Company also issued to the investor a warrant to purchase an aggregate of 10,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The warrant is immediately exercisable and has a one-year term.

In September 2023, the Company issued a promissory note having a principal amount of $531 to an unaffiliated investor. The note matured on October 5, 2023, does not bear interest and is unsecured. In connection with the issuance of the note, the Company issued the investor a warrant to purchase an aggregate of 97,000 shares of its common stock at an exercise price of $0.01 per share. The warrant is immediately exercisable and expires upon full repayment of the promissory note. In September 2023, the investor exercised the warrant for net proceeds to the Company of $1. The promissory note also provides that in the event the Company fails to pay the principal amount on the maturity date, the Company must issue the investor as additional consideration a warrant to purchase an additional 28,000 shares of its common stock for the first calendar month (or portion thereof) and an additional warrant to purchase 25,000 shares of its common stock for each month thereafter until such time as the principal amount is repaid in full. The note remains outstanding and the Company is obligated to issue the investor warrants to purchase an aggregate of 28,000 shares of the its common stock.

In October 2023, the Company entered into a $150 loan agreement with an unrelated financing company. The loan matures in November 2024, with principal and interest payable in weekly installments. The Company is obligated to pay a finance charge of $66 over the term of the loan. The Company may prepay the loan at any time, including a finance charge of at least $49. The Company’s obligation under the loan is secured by substantially all of the Company’s assets and is guaranteed by an officer and director of the Company.

Issuance of Notes Payable – Related Parties

As of June 30, 2023, a promissory note payable to an employee having a principal balance of $106 was outstanding. Subsequent to June 30, 2023, the Company issued an additional promissory note having a principal balance of $106 to the employee. The notes bear interest at 10% per annum, are unsecured, and have terms of approximately one month. The Company subsequently repaid each of the notes.

In August 2023, the Company issued a promissory note having a principal amount of $100 to a director of the Company. The note matured on August 22, 2023 and remains outstanding. The note does not bear interest and is unsecured. In connection with the note, the Company issued the purchaser warrants to purchase 2,924 shares of the Company’s common stock at a price of $6.84 per share. The warrant is immediately exercisable and has a one-year term.

Issuance of Convertible Notes

In October 2023, the Company issued convertible notes having an aggregate principal amount of $200 to unaffiliated investors. The convertible notes mature at various dates in February 2024, bear interest at 16% per annum, are unsecured and have a conversion price of $6.84 per share. The principal amount of the convertible notes and any accrued interest thereon may be converted into shares of the Company’s common stock, at the election of each holder, at any time prior to maturity. At the maturity date, each holder may require the Company to repay the outstanding principal and interest under the note in cash. Absent such a demand by the holders, all principal and interest under the notes will automatically convert into common stock. In connection with the issuance of the convertible notes, the Company issued the investors warrants to purchase an aggregate of 4,000 shares of its common stock at an exercise price of $0.01 per share. The warrants are immediately exercisable and have a one-year term.

MOBIX LABS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (continued)

(amounts in thousands, except share and per share amounts)

Conversion of Convertible Notes to Common Stock

In September 2023, convertible notes having a principal amount of $875 were converted into 187,971 shares of the Company’s common stock, in accordance with the original terms of such notes.

Stock-Based Compensation

Subsequent to June 30, 2023, the Company issued stock options to purchase an aggregate of 70,000 shares of the Company’s common stock to employees. The Company also issued warrants to purchase an aggregate of 50,000 shares of its common stock at $0.01 per share to a service provider.

Agreement to Acquire EMI Solutions, Inc.

In September 2022, the Company entered into an agreement with EMI Solutions, Inc. (“EMI”) pursuant to which the Company would acquire all of the issued and outstanding common shares of EMI. EMI is a manufacturer of electromagnetic interference filtering products for military and aerospace applications. Consideration for the acquisition is expected to consist of 964,912 shares of the Company’s common stock and $2,200 in cash. Of the cash portion of the consideration, $155 would be payable at the time of closing, with the remainder payable at specified dates following the merger with Chavant, or on the twenty-four month anniversary of the closing. The Company’s and EMI’s obligations to complete the transaction are subject to the satisfaction of certain conditions specified in the agreement. The termination date under the EMI merger agreement was March 31, 2023. However, the Company and EMI are in negotiations to extend the termination date under the EMI merger agreement from March 31, 2023 to January 31, 2024. The Company will be required to obtain the consent of Chavant for any extension of the termination date or other amendment to the EMI merger agreement. As of June 30, 2023, no amounts related to the agreement with EMI are included in the condensed financial statements. The Company expects to complete the acquisition of EMI during the fourth quarter of calendar year 2023.

Independent Auditors’ Report

To the Stockholders of

EMI Solutions, Inc.

Opinion

We have audited the financial statements of EMI Solutions, Inc., which comprise the balance sheets as of June 30, 2023 and 2022, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of EMI Solutions, Inc. as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of EMI Solutions, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about EMI Solution, Inc.’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EMI Solutions, Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about EMI Solutions, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ MACIAS GINI & O’CONNELL LLP

Irvine, California
October 31, 2023

EMI SOLUTIONS, INC.

BALANCE SHEETS

	As of June 30,
	2023	2022
ASSETS
Current assets:
Cash	$74,582	$4,254
Accounts receivable	260,553	338,660
Loan receivable – shareholder	55,577	55,577
Prepaid expenses	—	9,641
Total current assets	390,712	408,132
Property, plant and equipment, net	117,537	91,177
Operating lease right-of-use assets	57,261	—
Other assets	30,000	30,000
Total assets	$595,510	$529,309
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$83,407	$103,894
Accrued expenses	83,835	113,349
Line of credit	—	640
Loans payable – related party	82,890	65,000
Operating lease liabilities, current	57,861	—
Total current liabilities	307,993	282,883
Commitment and contingencies (Note 9)
Shareholders’ equity:
Common stock, no par value; 1,000,000 shares authorized, 1,000 shares issued and outstanding at June 30, 2023 and 2022	2,016	2,016
Retained earnings	285,501	244,410
Total shareholders’ equity	287,517	246,426
Total liabilities and shareholders’ equity	$595,510	$529,309

The accompanying notes are an integral part of these financial statements.

EMI SOLUTIONS, INC.

STATEMENTS OF OPERATIONS

	Year Ended June 30,
	2023	2022
Net revenues	$2,572,533	$2,388,900
Cost of goods sold	1,639,892	1,486,319
Gross profit	932,641	902,581
Operating Expenses:
Selling, general and administrative	1,175,185	1,060,686
Depreciation	19,985	15,941
Total operating expenses	1,195,170	1,076,627
Operating loss	(262,529)	(174,046)
Other income:
Other income, net	4,876	3,693
Employee retention tax credits	299,544	—
Total other income, net	304,420	3,693
Income (loss) before provision for income taxes	41,891	(170,353)
Provision for income taxes	800	800
Net income (loss)	$41,091	$(171,153)

The accompanying notes are an integral part of these financial statements.

EMI SOLUTIONS, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Retained	Total Shareholders’
	Shares	Amount	Earnings	Equity
Balance, June 30, 2021	1,000	$2,016	$415,563	$417,579
Net loss	—	—	(171,153)	(171,153)
Balance, June 30, 2022	1,000	2,016	244,410	246,426
Net income	—	—	41,091	41,091
Balance, June 30, 2023	1,000	$2,016	$285,501	$287,517

The accompanying notes are an integral part of these financial statements.

EMI SOLUTIONS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended June 30,
	2023	2022
Operating Activities:
Net income (loss)	$41,091	$(171,153)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	19,985	15,941
Realized gains on sales of equity securities	—	(21,658)
Change in unrealized gains on equity securities	—	17,675
Other noncash charges, net	600	1,944
Changes in operating assets and liabilities:
Account receivables, net	78,107	(149,445)
Prepaid expenses and other current assets	9,641	3
Accounts payable	(20,487)	62,277
Accrued expenses	(29,514)	19,868
Net cash provided by (used in) operating activities	99,423	(224,548)
Investing Activities:
Proceeds from sale of equity securities	—	92,821
Purchases of property and equipment	(46,345)	(1,076)
Net cash provided by (used in) investing activities	(46,345)	91,745
Financing Activities:
Borrowings from related party	17,890	18,000
Payments from shareholder	—	56,390
Net borrowings (payments) under line of credit	(640)	607
Net cash provided by financing activities	17,250	74,997
Net increase (decrease) in cash	70,328	(57,806)
Cash, beginning of year	4,254	62,060
Cash, end of year	$74,582	$4,254
Supplemental Cash Flow Disclosure:
Cash paid for interest	$—	$—
Cash paid for income taxes	$800	$800

The accompanying notes are an integral part of these financial statements.

EMI SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

NOTE 1 — NATURE OF BUSINESS AND RECENT DEVELOPMENTS

EMI Solutions, Inc., a California corporation, (the “Company”) is a leading small business manufacturer of electromagnetic interference (“EMI”) filtering products for the military and aerospace supply chain, as well as for a variety of commercial applications. The Company’s products include EMI filter modules, filtered connectors, flexfilter inserts, feed-through filters and cable assemblies. The Company is headquartered in Irvine, California.

Merger with Mobix Labs, Inc.

In September 2022, the Company entered into an agreement with Mobix Labs, Inc. (“Mobix”) pursuant to which the Mobix would acquire all of the issued and outstanding common shares of EMI. Consideration for the acquisition is expected to consist of 964,912 shares of Mobix common stock and $2,200,000 in cash. Of the cash portion of the consideration, $155,000 is payable at the time of closing, with the remainder payable at specified dates following Mobix’s previously announced merger with Chavant Capital Acquisition Corp., or on the twenty-four month anniversary of the closing of Mobix’s acquisition of the Company. The Company’s and Mobix’s obligations to complete the transaction are subject to the completion of due diligence and the satisfaction of certain conditions specified in the agreement. The termination date under the merger agreement was March 31, 2023. However, the Company and Mobix are in negotiations to extend the termination date under the merger agreement from March 31, 2023 to January 31, 2024.

COVID-19 Pandemic

The World Health Organization declared a global emergency on March 11, 2020 with respect to the outbreak of a novel strain of coronavirus, or COVID-19 pandemic. There are many uncertainties regarding the current global COVID-19 pandemic. The Company is closely monitoring the impact of the pandemic on all aspects of its business, including the impact on its employees, suppliers, vendors and business partners. Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that, while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, there has been no material adverse impact on the Company in fiscal years ended 2023 or 2022.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year ends on June 30. In the opinion of the Company’s management, the accompanying financial statements contain all necessary adjustments and all disclosures to present fairly its financial position and the results of its operations and cash flows for the periods presented.

Use of Estimates

The preparation of the Company’s financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the financial statements. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results may differ materially from those estimates and assumptions.

Cash

At June 30, 2023 and 2022, the Company’s cash balance consisted of cash on hand and demand deposits held at large financial institutions. The Company does not believe it is exposed to any significant credit risk on its cash balances. The Company considers all highly liquid investments with a maturity of three months or less when purchased as cash and cash equivalents. The Company had no cash equivalents at June 30, 2023 and 2022.

EMI SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

JUNE 30, 2023 AND 2022

Accounts Receivable

The Company’s accounts receivable primarily represent receivables from contracts with customers. Accounts receivable are non-interest bearing. The allowance for doubtful accounts is estimated based on specific customer reviews, historical collection trends, and current economic and business conditions. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. At June 30, 2023 and 2022, the allowance for doubtful accounts was $0.

Property and Equipment, net

Property and equipment is initially recorded at cost. Depreciation is computed using the straight- line method over the estimated useful lives of the assets, as follows:

Computer equipment	5 years

Machinery and equipment	5 to 7 years

Automobiles	5 years

Leasehold improvements	Lesser of lease term of estimated useful life of improvements

Costs of normal repairs and maintenance are charged to expense as incurred. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Impairment testing is performed and losses are estimated when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets’ carrying amount. When the estimated undiscounted cash flows are not sufficient to recover the asset’s carrying amount, an impairment loss is measured to the extent the fair value of the asset is less than its carrying amount. There were no events or changes in circumstances that would indicate a possible impairment as of June 30, 2023 and 2022.

The Company’s depreciation expense is highly dependent on the assumptions made for estimated useful lives of its assets. Useful lives are estimated by the Company based on its experience with similar assets and estimates of usage of the assets. Whenever events or circumstances occur which change the estimated useful life of an asset, the Company accounts for the change prospectively.

Revenue Recognition

The Company recognizes revenue based on the criteria set forth in Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. The Company enters into contracts with customers that include various performance obligations consisting of goods, services or a combination thereof which are generally capable of being distinct and account for as separate performance obligations.

The Company recognizes revenue upon transfer of control of goods and/or services to its customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Timing of the transfer of control varies based on the nature of the contract. The Company recognizes revenue net of any sales and other taxes collected and subsequently remitted to governmental authorities.

Contracts with customers may include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgement.

EMI SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

JUNE 30, 2023 AND 2022

Concentration of Risks

For the year ended June 30, 2023, one customer accounted for 11% of net revenues. For the year ended June 30, 2022, one customer accounted for 11% of net revenues. No other customer accounted for more than 10% of net revenues for the years ended June 30, 2023 and 2022.

At June 30, 2023, five customers accounted for 65% of the Company’s accounts receivable. At June 30, 2022, two customers accounted for 44% of the Company’s accounts receivable.

Advertising

The Company expenses advertising costs as incurred. Advertising costs were $36,132 and $30,167 for the years ended June 30, 2023 and 2022, respectively, and are included in selling, general and administrative expenses in the statement of operations.

Equity Securities

The Company accounts for equity securities in accordance with ASC Topic 825, Financial Instruments and ASC Topic 321, Investments – Equity Securities, which require that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) be presented separately on the balance sheet as equity securities and be measured at fair value, with changes in fair value recognized in net income.

During the year ended June 30, 2022 the Company sold all of its investments in equity securities and the Company held no equity securities at June 30, 2023 and 2022. Realized gains on the sale of equity securities were $0 and $21,658 for the years ended June 30, 2023 and 2022, respectively, and are included in other income (expense) in the statement of operations.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (ASC 740) using the asset and liability method, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. The Company establishes a valuation allowance when necessary to reduce the carrying amount of its deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. In evaluating the Company’s ability to realize deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on the level of historical losses, the Company has established a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process regarding recognition and measurement. The Company recognizes a tax benefit only if it is more likely than not the tax position will be sustained on examination by the local taxing authorities based on the technical merits of the position. Then the Company measures the tax benefits recognized in the financial statements from such positions based on the largest benefit greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority. The changes in recognition or measurement are reflected in the period in which the change in judgment occurs based on new information not previously available. As of June 30, 2023 and 2022, the Company has not identified any uncertain tax positions.

The Company records interest and penalties related to unrecognized tax benefits in its tax provision. As of June 30, 2023 and 2022, no accrued interest or penalties are recorded on the balance sheets, and the Company has not recorded any related expenses.

Fair Value Measurements

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument. The Company uses a three-tiered hierarchy for inputs used in measuring

EMI SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

JUNE 30, 2023 AND 2022

fair value that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are market participant assumptions based on market data obtained from sources independent of the Company. Unobservable inputs are the Company’s own assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

As a basis for considering such assumptions, a three-tier hierarchy is used in management’s determination of fair value based on the reliability and observability of inputs as follows:

Level 1 — Observable inputs that include quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The Company’s non-financial assets are measured at estimated fair value on a nonrecurring basis. These assets are adjusted to fair value only when an impairment is recognized, or in the event an asset is held for sale.

The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term maturities of these instruments.

Accounting Pronouncements Recently Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) and has since issued several updates, amendments and technical improvements to ASU 2016-02, to provide guidance on the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The standard also requires additional disclosures about leasing arrangements related to discount rates, lease terms, and the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted this new guidance effective July 1, 2022 using the modified retrospective method. As of July 1, 2022, the Company recognized a right-of-use asset and a related lease liability of $169,380 on its balance sheet. See Note 6 — Leases.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, which introduced new guidance for an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. Instruments in scope include loans, held-to-maturity debt securities, and net investments in leases as well as reinsurance and trade receivables. In November 2018, the FASB issued ASU 2018-19, which clarifies that operating lease receivables are outside the scope of the new standard. The amendments in this standard are effective for fiscal years beginning after December 31, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the provisions of this statement and has not determined what impact the adoption of ASU 2016-13 will have on its financial position or results of operations.

EMI SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

JUNE 30, 2023 AND 2022

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following:

June 30,	2023	2022
Machinery and equipment	$277,065	$308,210
Automobiles	91,871	91,871
Leasehold improvements	66,796	66,796
Property and equipment, gross	435,732	466,877
Less: Accumulated depreciation	(318,195)	(375,700)
Property and equipment, net	$117,537	$91,177

For the years ended June 30, 2023 and 2022, depreciation expense related to property and equipment was $19,985 and $15,941, respectively.

NOTE 4 — ACCRUED EXPENSES

Accrued expenses consisted of the following:

June 30,	2023	2022
Accrued payroll and paid time off	$83,835	$77,698
Credit card	—	35,651
Accrued expenses	$83,835	$113,349

NOTE 5 – LINE OF CREDIT

The Company has a line of credit agreement with Wells Fargo Bank which provides for revolving borrowings of up to $100,000. Interest is payable monthly at a variable interest rate based on the bank’s prime rate plus 175 basis points (effectively 9.0% and 6.5% at June 30, 2023 and 2022, respectively). The line of credit is payable on demand and is subject to annual renewal. No borrowings were outstanding under the line of credit at June 30, 2023 or 2022 and available borrowings under the line of credit were $100,000 at June 30, 2023 and 2022.

The Company also has a $10,000 line of credit with First Citizens Bank to cover bank overdrafts. The outstanding balance under this line of credit was $0 and $640 at June 30, 2023 and 2022, respectively.

NOTE 6 — LEASES

Building Lease

The Company leases its principal office from Alton Properties LLC, a company owned and controlled by its shareholders, each of whom are also executive officers of the Company. As of June 30, 2023, the lease has a remaining term of six months and expires in December 2023. The lease does not contain any residual value guarantees or restrictive covenants or renewal options. The lease requires a security deposit of $30,000, which is recorded in other assets on the balance sheet.

ASC 842 Adoption

The Company adopted ASC 842 using the modified retrospective method on July 1, 2022. The Company determines if an arrangement is a lease at its inception. Right-of-use (“ROU”) assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date. The lease term includes renewal options when it is reasonably certain that the option will be exercised, and excludes termination options. To the extent that the Company’s agreements have variable lease payments, the Company includes

EMI SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

JUNE 30, 2023 AND 2022

variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Company also excluded short-term leases (having a term of twelve months or less) from recognition as liabilities. Effective July 1, 2022, the Company recognized an ROU asset and an operating lease liability of $169,380 on the balance sheet.

The following lease costs are included in the statement of operations for the year ended June 30, 2023:

Operating lease cost	$114,300
Short-term lease cost	—
Total lease cost	$114,300

Information related to the Company’s ROU assets and operating lease liabilities as of June 30, 2023:

Cash paid for amounts included in the measurement of operating lease liabilities	$114,600
Weighted-average lease term (years)	0.5
Weighted-average discount rate	2.8%

The Company did not obtain any ROU assets in exchange for new operating or financing lease liabilities during the year ended June 30, 2023.

The following table reconciles the undiscounted cash flows to the operating lease liabilities recorded on the balance sheet as of June 30, 2023:

Total minimum lease payments	$58,200
Less imputed interest	(339)
Present value of future minimum lease payments	57,861
Less current obligations under lease	(57,861)
Long-term lease obligation	$—

Supplemental Information for Comparative Periods

Lease cost for the year ended June 30, 2023 was $114,600. Minimum lease payments under operating leases with non-cancelable terms in excess of one year as of June 30, 2023 were as follows:

Year ending June 30,
2024	$58,200
Total	$58,200

NOTE 7 — RELATED PARTY TRANSACTIONS

Building Lease

The Company leases its principal office from Alton Properties LLC, a company owned and controlled by its shareholders, each of whom are also executive officers of the Company. See Note 6 — Leases.

Loan Payable — Related Party

The Company has a loan payable to a company owned by its shareholders, from which it leases its principal offices in Irvine, California. The agreement provides for unsecured loans of up to $200,000 to the Company, with interest on the unpaid principal

EMI SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

JUNE 30, 2023 AND 2022

amount at a rate of 5.0% per annum payable monthly in arrears. At June 30, 2023 and 2022, the amount owed under the loan was $82,890 and $65,000, respectively.

Loan Receivable — Shareholder

The Company has made loans to its principal shareholder and chief executive officer. At June 30, 2023 and 2022, the amount receivable under the loan was $55,577 and $55,577, respectively.

NOTE 8 — INCOME TAXES

The provision for income taxes consists of the following:

Year ended June 30,	2023	2022
Current:
Federal	$—	$—
State	800	800
Total current	800	800
Deferred:
Federal	—	—
State	—	—
Total deferred	—	—
Provision for income taxes	$800	$800

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory rate of 21% to the Company’s loss before income taxes as follows:

Year ended June 30,	2023	2022
Income tax computed at U.S. federal statutory rate	$(54,275)	$(35,942)
State taxes, net of federal benefit	464	464
ERTC	(17,394)	—
Other	—	168
Change in valuation allowance	72,005	36,110
Provision for income taxes	$800	$800

Deferred tax assets, net consist of the following:

June 30,	2023	2022
Deferred tax assets:
Net operating losses	$137,701	$94,268
Accrual to cash	—	2,959
Charitable contributions	4,733	1,375
Other, net	1,592	183
Total gross deferred tax assets	144,026	98,785
Valuation allowance	(128,664)	(56,659)
Net deferred tax assets	15,362	42,126

Deferred tax liabilities:
Accrual to cash	(8,592)	(33,798)
Property and equipment	(6,770)	(8,328)
Total gross deferred tax liabilities	(15,362)	(42,126)
Deferred tax assets, net	$—	$—

EMI SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

JUNE 30, 2023 AND 2022

The Company recorded a provision for income taxes of $800 on its pretax income of $41,891 for the year ended June 30, 2023, and a provision for income taxes of $800 on its pretax loss of $170,353 for the year ended June 30, 2022. For each of these years, the provision for income taxes principally consists of the state minimum franchise tax. For the year ended June 30, 2023, the provision for income taxes differs from an amount calculated based on the U.S. federal statutory rate due to the valuation allowance recorded against the net operating losses the Company generated during the year and permanent differences relating to Employee Retention Tax Credits (see Note 10). For the year ended June 30, 2022, the provision for income taxes differs from an amount calculated based on the U.S. federal statutory rate due to the valuation allowance recorded against the net operating losses the Company generated during the year. The Company has incurred taxable losses for federal income tax purposes for each of the last seven fiscal years. Accordingly, the Company determined that it is not more likely than not that these tax benefits will be realized in the future and has provided a valuation allowance on certain of its net deferred tax assets.

During the years ended June 30, 2023 and 2022, the Company increased the valuation allowance by $72,005 and $47,952, respectively, which primarily related to increases in net deferred tax assets from current year activity that the Company expects may not be realized in the future. As of June 30, 2023, the Company has accumulated federal and state net operating losses (“NOLs”) of $487,734 and $505,141, respectively. The federal NOLs may be carried forward indefinitely and the state NOLs begin to expire in 2036.

The Company files U.S. federal and California state income tax returns. As of June 30, 2023, the U.S. federal tax returns are open to examination for tax years 2020 to 2022 and the California state tax returns are open to examination for tax years 2019 through 2022.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise from time to time that may harm our business. The Company is currently not aware of any such legal proceedings or claims that the Company believes will have an adverse effect on its business, financial condition or operating results.

NOTE 10 — EMPLOYEE RETENTION TAX CREDIT

The Coronavirus Aid, Relief, and Economic Security Act (The “CARES Act”) provides an employee retention tax credit (“ERTC”), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. In March 2023, the Company received ERTC payments of $299,544 which it recognized in other income (expense) in the statement of operations.

NOTE 11 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 31, 2023, which is the date the financial statements were available to be issued.

Annex A-1

BUSINESS COMBINATION AGREEMENT

by and among

Chavant Capital Acquisition Corp.,

CLAY Merger Sub II, Inc.

and

Mobix Labs, Inc.

Dated as of November 15, 2022

A-1-i

A-1-ii

EXHIBIT A		Amended and Restated Registration Rights and Lock-Up Agreement
EXHIBIT B		Sponsor Letter Agreement
EXHIBIT C	– Part 1	Form of SPAC Certificate of Corporate Domestication
EXHIBIT C	– Part 2	Form of SPAC Certificate of Incorporation
EXHIBIT D		Form of SPAC Bylaws
EXHIBIT E		Form of Certificate of Incorporation of the Surviving Corporation
EXHIBIT F		Form of Bylaws of the Surviving Corporation
EXHIBIT G		Directors and Officers of the Surviving Corporation and SPAC
EXHIBIT H		Form of Name Change Amendment

SCHEDULE A		Company Knowledge Parties
SCHEDULE B		Resigning SPAC Officers and Directors

A-1-iii

This BUSINESS COMBINATION AGREEMENT, dated as of November 15, 2022 (together with the Schedules and Exhibits hereto, this “Agreement”), is by and among Chavant Capital Acquisition Corp., an exempted company incorporated under the Laws of the Cayman Islands (“SPAC”), CLAY Merger Sub II, Inc., a Delaware corporation (“Merger Sub”), and Mobix Labs, Inc., a Delaware corporation (the “Company”).

WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a wholly-owned direct subsidiary of SPAC;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Laws, on the Business Day prior to the Closing Date, SPAC shall domesticate as a corporation formed under the Laws of the State of Delaware and deregister as an exempted company incorporated under the Laws of the Cayman Islands, pursuant to which, among other things, each SPAC Ordinary Share outstanding immediately prior to the Domestication Effective Time will, at the Domestication Effective Time, be exchanged for and converted into one (1) share of SPAC Class A Common Stock;

WHEREAS, at the Closing, following the Domestication Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, SPAC and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of SPAC;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Merger is fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and the Merger and declared their advisability, and (b) has recommended the approval and adoption of this Agreement and the Merger by the Company Stockholders;

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) approved the Domestication and the SPAC Certificate of Incorporation in the manner provided by the SPAC Articles and the Cayman Islands Companies Act, (b) approved and adopted this Agreement and declared its advisability and approved the payment of the Aggregate Transaction Consideration to Company Stockholders pursuant to this Agreement and the other Transactions, and (c) has recommended the approval and adoption of the Domestication, the SPAC Certificate of Incorporation, this Agreement and the Transactions by the shareholders of SPAC (the “SPAC Shareholders”);

WHEREAS, the sole director of Merger Sub has (a) determined that this Agreement and the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder and has approved and adopted this Agreement and the Merger and declared their advisability, and (b) has recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub;

WHEREAS, in connection with the Closing, SPAC, Sponsor, certain of the Company Stockholders and certain of the SPAC Shareholders shall enter into an Amended and Restated Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), substantially in the form attached hereto as Exhibit A;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Chavant Capital Partners LLC, a Delaware limited liability company (“Sponsor”), certain SPAC Shareholders and the Company have entered into the Sponsor Letter Agreement, in substantially the form attached hereto as Exhibit B (the “Sponsor Letter Agreement”), pursuant to which, among other things, each of Sponsor and such other SPAC Shareholders has agreed to (a) vote all of his, her or its SPAC Ordinary Shares in favor of this Agreement and the Transactions and, (b) not transfer or redeem his, her or its SPAC Ordinary Shares, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, contemporaneously with the execution of this Agreement, SPAC has entered into a subscription agreement (the “Subscription Agreement”) with an investor pursuant to which such investor (and/or any limited partner or other investor in such investor or any fund or other account managed by the same investment manager as such investor or by an affiliate of such investment manager, in each case in accordance with the Subscription Agreement), upon the terms and subject to the conditions set forth therein, shall purchase shares of SPAC Common Stock at a per share purchase price of ten dollars ($10.00) (as such price may be adjusted as provided therein) in a private placement or placements (the “Private Placements”) to be consummated immediately prior to the Effective Time;

WHEREAS, for United States federal income Tax purposes, it is intended that (a) the Domestication shall qualify as a transaction treated as a reorganization pursuant to Section 368(a)(1)(F) of the Code (the “Domestication Intended Tax Treatment”), (b) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, that the Company, Merger Sub and SPAC are parties to such reorganization within the meaning of Section 368(b) of the Code and (c) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code (clauses (b) and (c) collectively, the “Merger Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01   Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements).

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Transaction Consideration” means a number of shares of SPAC Common Stock equal to (a) the quotient obtained by dividing (i) the Company Value by (ii) ten dollars ($10.00) plus (b) the number of shares of SPAC Class A Common Stock comprising the Earnout Shares.

“AICPA” means the American Institute of Certified Public Accountants.

“Ancillary Agreements” means the Registration Rights and Lock-Up Agreement, the Sponsor Letter Agreement, the Subscription Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Merger Sub and/or the Company in connection with the Transactions and expressly contemplated by this Agreement.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the provisions of any other applicable domestic or foreign anti-corruption laws.

“Bridge Financing” means any private placement entered into after September 26, 2022 of Company Common Stock, Company Preferred Stock or convertible debt securities that are convertible into Company Common Stock or Company Preferred Stock.

“Business Data” means all business information and data, excluding Personal Information that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems, Products or otherwise in the course of the conduct of the business of the Company.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the SEC or banks are required to be closed in New York, New York, Irvine, California or in the Cayman Islands.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

A-1-2

“Change of Control” any transaction or series of transactions the result of which is: (a) the acquisition by any person or “group” (as defined in the Exchange Act) of persons of direct or indirect beneficial ownership of securities representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of SPAC; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any person or “group” (as defined in the Exchange Act) acquiring at least fifty percent (50%) of the combined voting power of the then outstanding securities of SPAC or the surviving person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of SPAC and the Company’s subsidiaries, taken as a whole.

“Closing Available Cash” means an amount of cash equal to (a) the amount of cash available to be released from the Trust Account as of immediately prior to the Closing (after giving effect to payments to redeeming SPAC Shareholders pursuant to the exercise of their Redemption Rights), plus (b) the amount of cash proceeds (i) actually received by SPAC or the Company as of immediately prior to the Closing and/or (ii) committed prior to the Closing Date to be funded to SPAC or the Company, in each case, pursuant to any Financing Arrangement net of (iii) the amount of cash required to be transferred to, retained by or held in escrow for the benefit of the counterparty to any such Financing Arrangement; provided, however, that, for purposes of clause (b) of this definition of “Closing Available Cash,” a maximum of ten million dollars ($10,000,000) shall count towards the total amount of Closing Available Cash if funded or to be funded pursuant to any Financing Arrangement that is an Equity Line of Credit, regardless of the total amount available under such Equity Line of Credit, plus (c) the amount of cash and cash equivalents (other than Excluded Cash) of SPAC as of immediately prior to the Closing that is held in an account of SPAC outside the Trust Account.

“Closing Transaction Consideration” means the Aggregate Transaction Consideration minus the Earnout Shares.

“Company Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than SPAC, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the assets of the Company, taken as a whole (based on the fair market value thereof, as determined by the Company Board in good faith), or (b) acquisition of beneficial ownership of 20% or more of the total voting power of the equity securities of the Company, whether by way of merger, asset purchase, equity purchase or otherwise.

“Company Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on February 5, 2021, as such may have been amended, supplemented or modified from time to time.

“Company Common Stock” means shares of common stock, par value of $0.00001, of the Company.

“Company Convertible Instruments” means convertible financing instruments such as SAFE Notes and promissory notes that convert into Company Preferred Stock or Company Common Stock.

“Company Founders Preferred Stock” means the shares of preferred stock, par value $0.00001, of the Company designated as “Founders Preferred Stock” in the Company Certificate of Incorporation.

“Company Fully-Diluted Number” means the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Company Common Stock into which the shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time could be converted into in accordance with the Company Certificate of Incorporation (without regard to whether such shares of Company Preferred Stock may then be converted in accordance with the Company Certificate of Incorporation), (c) the aggregate number of shares of Company Common Stock issuable upon exercise of the Company In-the-Money Vested Options, (d) the aggregate number of shares of Company Common Stock issuable upon exercise of the Company Options that are not Company In-the-Money Vested Options, (e) the aggregate number of shares of Company Common Stock issuable upon vesting and settlement of the Company RSUs, (f) the aggregate number of shares of Company Common Stock issuable upon exercise of the Company Warrants and (g) the aggregate number of shares of Company Common Stock issuable upon exercise of the Company Convertible Instruments.

“Company Incentive Plan” means, collectively, Mobix Labs, Inc. 2022 Incentive Compensation Plan, Mobix Labs, Inc. 2020 Key Employee Equity Incentive Plan and Mobix Labs, Inc. 2020 Equity Incentive Plan, as they may have been amended, supplemented or modified from time to time.

A-1-3

“Company In-the-Money Vested Option” means any vested Company Option with an exercise price per share of Company Common Stock that is lower than the value of the shares of SPAC Class A Company Common Stock (assuming a value of $10 per share) to be received in the Merger at the Effective Time by each share of Company Common Stock.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or to which the Company otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole or (ii) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger and other Transactions; provided, however, solely with respect to clause (i), that none of the following (or the effect of any of the following) shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in, or change in the interpretation of, any Law or GAAP, in each case after the date hereof; (b) events or conditions generally affecting the industries or geographic areas in which the Company operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (e) any hurricane, tornado, flood, earthquake, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19), or acts of God, (f) any actions taken or not taken by the Company as required by this Agreement or any Ancillary Agreement, (g) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transaction (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities), (h) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions, provided that this clause (h) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect (provided, however, that the underlying cause of any such failure may be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) or (i) any actions taken, or failures to take action, or such other changed or events, in each case, which SPAC has requested or to which it has consented in writing or which actions are expressly contemplated by this Agreement, except in the cases of clauses (a) through (e), to the extent that the Company is disproportionately affected thereby as compared to other participants in the industries in which the Company operates.

“Company Options” means all outstanding options to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under any Company Incentive Plan.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company.

“Company Preferred Stock” means the Company Founders Preferred Stock and Company Series A Preferred Stock.

“Company RSUs” means all outstanding restricted stock units relating to shares of Company Common Stock immediately prior to the Closing under any Company Incentive Plan.

“Company Series A Preferred Stock” means the shares of preferred stock, par value $0.00001, of the Company designated as “Series A Preferred Stock” in the Company Certificate of Incorporation.

“Company Stockholder” means a holder of shares of Company Common Stock and/or Company Preferred Stock.

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal, that did not result from a breach of Section 7.05, involving (a) assets that generate more than 50% of the consolidated total revenues of the Company, (b) assets that constitute more than 50% of the consolidated total assets of the Company or (c) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board (after consultation with outside legal counsel) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to the Company Stockholders than the Transactions after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the

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Transactions and after taking into account any changes to the terms of this Agreement irrevocably offered in writing by SPAC in response to such Company Superior Proposal pursuant to, and in accordance with, Section 7.05(d).

“Company Value” means an amount equal to two hundred thirty-five million dollars ($235,000,000).

“Company Warrants” means all outstanding and unexercised warrants to purchase shares of Company Common Stock.

“Compliant” means, with respect to the Required Financials, that: (a) such Required Financials do not contain any untrue statement of a material fact regarding the Company (or the person acquired by the Company, as the case may be) or omit to state any material fact regarding the Company or such person, as the case may be, necessary in order to make such Required Financials in light of the circumstances under which they were made available, not misleading, (b) such Required Financials comply in all material respects with all requirements of Regulation S-K and Regulation S-X of the SEC applicable to the Registration Statement and (c) such Required Financials (i) would not be deemed stale or otherwise be unusable pursuant to Regulation S-X of the SEC and (ii) are sufficient to permit the Company’s independent public accountants or independent auditors, as the case may be, to issue customary “comfort letters” in connection with the Private Placements, including as to customary negative assurances and change periods, in order to consummate any such Private Placements (and such auditors have confirmed that they are prepared to issue a comfort letter subject to their completion of customary procedures).

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company or any Suppliers or customers of the Company or SPAC or its subsidiaries (as applicable) that is not already generally available to the public, including any Intellectual Property rights.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down (including, the shutdown of air cargo routes, shut down of foodservice or certain business activities), closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including with respect to the United States, the Centers for Disease Control and Prevention and the World Health Organization (as of the date of this Agreement), in each case, in connection with, or in response to COVID-19, including the CARES Act and Families First Act.

“CST” means Continental Stock Transfer and Trust Company.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“EMI” means EMI Solutions, Inc.

“EMI Agreement” means that certain Agreement and Plan of Merger by and among the Company, Mobix Merger Sub I, Inc., Mobix Merger Sub II, LLC, EMI, Ydens Holdings, LLC, Robert Ydens and Julie Ydens, dated as of September 26, 2022.

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, presence in the fabric of any building, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution, contamination or protection of the environment or natural resources.

“Excluded Cash” means cash (a) subject to restrictions such that it is not available to SPAC for immediate use (including security deposits and cash held in escrow) or (b) underlying any outstanding check, draft, wire transfer or debit transaction.

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“Export Control Laws” means the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations administered by the U.S. State Department, U.S. Commerce Department, and other similar export control Laws or restrictions applicable to the Company, its subsidiaries, and their operations from time to time.

“Families First Act” means the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.

“Financing Arrangement” means (a) the Private Placements, (b) any other private placements after the date of this Agreement of SPAC Ordinary Shares or convertible debt securities that are convertible into SPAC Ordinary Shares, (c) any equity line of credit or other similar financing arrangement (“Equity Line of Credit”) and (d) the Bridge Financing; provided, that, in each case, the terms of any Financing Arrangement that closes or is otherwise consummated or irrevocably committed prior to or concurrently with the Closing shall be either (i) a private placement of SPAC Ordinary Shares on terms no less favorable to the Company than those contained in the Subscription Agreement (which terms shall be deemed to be mutually agreed by SPAC and the Company) or (ii) otherwise mutually agreed upon in writing by SPAC and the Company.

“Government Official” means any officer or employee of a government or any department, agency or instrumentality thereof, or of a public international organization, or any person acting in an official capacity or on behalf of any such government, department, agency or instrumentality or for, or on the behalf of, such public international organization, including but not limited to directors, officers, managers, employees and other agents of any enterprise owned directly or indirectly by a government or public international organization.

“Hazardous Substance(s)” means those polluting or contaminating substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof (“Patents”); (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith (“Trademarks”); (c) copyrights and registrations and applications for registration, renewals and extensions thereof (“Copyrights”) and other works of authorship (whether or not copyrightable) and moral rights; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information; (e) Internet domain names and social media accounts; (f) all mask works, mask work registrations and applications therefore, and any equivalent or similar rights; (g) all other intellectual property or proprietary rights of any kind or description; (h) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (i) all legal rights arising from items (a) through (g), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“knowledge” or “to the knowledge” of a person means, in the case of the Company, the actual knowledge of the persons listed on Schedule A after reasonable investigation, and in the case of SPAC, the actual knowledge of Jiong Ma, André-Jaques Auberton-Hervé and Michael Lee, in each case, after reasonable investigation.

“Leased Real Property” means the real property leased by the Company or any of its subsidiaries, as tenant, together with, to the extent leased by the Company or any of its subsidiaries, all buildings and other structures, facilities or improvements located thereon, and all easements, licenses, rights and appurtenances of the Company or any of its subsidiaries relating to the foregoing.

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“Lien” means any lien, security interest, mortgage, deeds of trust, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws, and not including any license of Intellectual Property).

“Lookback Date” means July 31, 2020.

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) any license to Software that is considered “free” or “open source software” by the Open Source Initiative or the Free Software Foundation.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company granted to any licensee in the ordinary course of business (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, and (g) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“Per Share Exchange Ratio” means the number obtained by dividing the Closing Transaction Consideration by the Company Fully-Diluted Number.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (b) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier, and (c) any other, similar information or data, each to the extent defined as “personal data,” “personal information,” “personally identifiable information” or similar terms by applicable Privacy/Data Security Laws.

“Privacy/Data Security Laws” means all laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or the security of Personal Information or Business Data.

“Products” mean any products or services, designed, developed, manufactured, performed, licensed, sold, distributed other otherwise made available by or on behalf of the Company (including any Software or Technology that interoperates with or is bundled or made available as part of any such product or service), from which the Company has derived previously, is currently deriving or expects to derive, revenue from the sale or provision thereof, including products or services currently under development by the Company.

“Redemption Rights” means the redemption rights provided for in Section 48.5 of Article 48 of the SPAC Articles.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Exchange Act.

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“Rollover Spreadsheet” means a spreadsheet that will be delivered by the Company to SPAC pursuant to Section 3.01(a), which shall set forth the Company’s good faith calculations of the following: (a) for each holder of Company Options that is not a Company In-the-Money Vested Option, the number of shares of SPAC Common Stock subject to the Company Options held by such holder (including the exercisable portion as of immediately following the Effective Time) after conversion of such Company Options in accordance with Section 3.01(c)(ii) and the applicable exercise prices; and (b) for each holder of Company RSUs that is outstanding immediately prior to the Effective Time, the number of shares of SPAC Common Stock subject to the Company RSUs held by such holder after conversion of such Company RSUs in accordance with Section 3.01(c)(iii).

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Sanctioned Country” means any country or territory that is the subject or target of comprehensive Sanctions (at the time of this agreement, the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria)

“Sanctioned Person” means any Person that has been or is designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, Sectoral Sanctions Identification List, or Foreign Sanctions Evader List, or any other similar list of designated Persons established pursuant to Sanctions.

“Sanctions” means economic sanctions laws, regulations, and executive orders of the United States (including those administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce), the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, and any other relevant sanctions authority.

“SPAC Articles” means SPAC’s Amended and Restated Memorandum and Articles of Association, as amended, modified or supplemented from time to time.

“SPAC Class A Common Stock” means, at any time from and after the Domestication Effective Time, the Class A Common Stock, par value $0.00001, of SPAC as set forth in the SPAC Certificate of Incorporation.

“SPAC Class B Common Stock” means, at any time from and after the Domestication Effective Time, the Class B Common Stock, par value $0.00001, of SPAC as set forth in the SPAC Certificate of Incorporation.

“SPAC Common Stock” means SPAC Class A Common Stock and SPAC Class B Common Stock.

“SPAC Extension Approval” means the approval of the Extension Proposal at the SPAC Extension Shareholder Meeting.

“SPAC Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of SPAC; or (b) would prevent, materially delay or materially impede the performance by SPAC or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger and the other Transactions; provided, however, that none of the following (or the effect of any of the following) shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be an SPAC Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP, in each case after the date hereof; (ii) events or conditions generally affecting the industries or geographic areas in which SPAC operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19), or acts of God, (vi) any actions taken or not taken by SPAC as required by this Agreement or any Ancillary Agreement, (vii) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transaction, or (viii) any actions taken, or failures to take action, or such other changed or events, in each case, which the Company has requested or to which it has consented in writing or which actions are expressly contemplated by this Agreement, (ix) the consummation and effects of any exercise of Redemption Rights by SPAC Shareholders, (x) any events generally applicable to blank check companies or the market in which blank check companies operate, except in the cases of clauses (i) through (iii), to the extent that SPAC is disproportionately affected thereby as compared with other participants in the industry in which SPAC operates.

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“SPAC Ordinary Shares” means, at any prior to the Domestication Effective Time, ordinary shares, par value $0.0001, of SPAC.

“SPAC Organizational Documents” means the SPAC Articles and Trust Agreement of SPAC, in each case as amended, modified or supplemented from time to time.

“SPAC Units” means, at any time prior to the Domestication Effective Time, one SPAC Ordinary Share and three-quarters of one SPAC Warrant.

“SPAC Unsecured Convertible Notes” means, collectively, (1) the Unsecured Convertible Note, dated as of June 20, 2022, by and between SPAC and Sponsor, (2) the Unsecured Convertible Note, dated as of July 18, 2022, by and between SPAC and Sponsor and (3) any additional unsecured convertible notes issued by SPAC after the date hereof in compliance with Section 6.02.

“SPAC Warrant Agreement” means that certain warrant agreement, dated July 19, 2021, by and between SPAC and CST.

“SPAC Warrants” means, (a) at any time prior to the Domestication Effective Time, warrants to purchase SPAC Ordinary Shares as contemplated under the SPAC Warrant Agreement, with each whole warrant exercisable for one SPAC Ordinary Share at an exercise price of $11.50, and (b) from and after the Domestication Effective Time, warrants to purchase shares of SPAC Class A Common Stock as contemplated under the SPAC Warrant Agreement (as amended as provided herein), with each whole warrant exercisable for one share of SPAC Class A Common Stock at an exercise price of $11.50.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, SPAC or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of the Company.

“Technology” means all designs, formulas, algorithms, procedures, techniques, methods, processes, concepts, ideas, know-how, programs, models, routines, data, databases, tools, inventions, creations, improvements and all recordings, graphs, drawings, reports, analyses, other writings, and any other embodiment of the above, in any form, whether or not specifically listed herein.

“Trading Day” means any day on which the Nasdaq is open for trading.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by SPAC, Merger Sub or the Company in connection with the Transaction and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the Surviving Corporation at such time.  All such determinations shall be appropriately adjusted for any share splits, share capitalizations, reorganizations, recapitalizations and other similar events during such period.

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Section 1.02    Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
AAA	§ 10.06
Action	§ 4.09

Defined Term	Location of Definition
Acceleration Event	§ 3.06(b)
Acquired Company Financials	§ 7.14
Agreement	Preamble
Antitrust Laws	§ 7.13(a)
Blue Sky Laws	§ 4.05(b)
Business Combination Proposal	§ 7.15
Cayman De-Registration	§ 2.01(a)
Cayman De-Registration Filings	§ 2.01(a)
Cayman Islands Companies Act	Recitals
Certificate of Merger	§ 2.03(a)
Certificates	§ 3.02(b)
Claims	§ 6.03
Closing	§ 2.03(b)
Closing Date	§ 2.03(b)
Code	§ 3.02(h)
Company	Preamble
Company Acquisition Agreement	§ 7.05(a)
Company Adverse Recommendation Change	§ 7.05(d)
Company Board	Recitals
Company Disclosure Schedule	Article IV
Company Investor	§ 8.03(g)
Company Notice Period	§ 7.05(d)
Company Permits	§ 4.06
Company Share Award	§ 4.03(c)
Company Stockholder Approval	§ 4.18
Company Stockholder Litigation	§ 7.20
Company Unaudited Financials	§ 7.14
Company Waiving Parties	§ 10.11(b)
Confidentiality Agreement	§ 7.04(b)
Continuing Employees	§ 7.06(a)
Data Security Requirements	§ 4.13(g)
Delaware Domestication	§ 2.01(b)
DGCL	Recitals
Dispute	§ 10.06
Dissenting Shares	§ 3.05(a)
D&O Tail	§ 7.07(b)
Domestication	§ 2.01(b)
Domestication Effective Time	§ 2.01(b)
Domestication Intended Tax Treatment	Recitals
Earnout Period	§ 3.06(a)
Earnout Recipients	§ 3.06(a)(i)
Earnout Shares	§ 3.06(a)(ii)
Earnout Targets	§ 3.06(a)(ii)
Effective Time	§ 2.03(a)
EMI Closing Conditions	§ 7.21

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Defined Term	Location of Definition
Employee Stock Purchase Plan	§ 7.18
Environmental Permits	§ 4.14
Equity Line of Credit	§ 1.01 (Definition of Financing Arrangement)
ERISA	§ 4.10(a)
ERISA Affiliate	§ 4.10(c)
Exchange Act	§ 4.22
Exchange Agent	§ 3.02(a)
Exchange Fund	§ 3.02(a)
Extension Date	§ 7.19
Extension Proposal	§ 7.19
Extension Proxy Statement	§ 7.19
Financial Statements	§ 4.07(a)
First Level Earnout Shares	§ 3.06(a)(i)
First Level Earnout Target	§ 3.06(a)(i)
Governmental Authority	§ 4.05(b)
Information Statement	§ 7.01(a)
IRS	§ 4.10(b)
Law	§ 4.05(a)
Lease	§ 4.12(b)
Lease Documents	§ 4.12(b)
Letter of Transmittal	§ 3.02(b)
Material Contracts	§ 4.16(a)
Merger	Recitals
Merger Intended Tax Treatment	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	§ 5.03(b)
Minimum Cash Condition	§ 8.03(g)
Nasdaq	§ 5.07(d)
Name Change Amendment	§ 2.07
Outside Date	§ 9.01(b)
Outstanding Company Transaction Expenses	§ 3.04(a)
Outstanding SPAC Transaction Expenses	§ 3.04(b)
Payment Spreadsheet	§ 3.01(a)
PCAOB Audited Financials	§ 7.13
Plans	§ 4.10(a)
Private Placements	Recitals
Pro Forma Financials	§ 7.14
Proxy Statement	§ 7.01(a)
Reduction Amount	§ 8.03(g)
Registered IP	§ 4.13(a)
Registration Statement	§ 7.01(a)
Remedies Exceptions	§ 4.04
Representatives	§ 7.04(a)
Required Cash Amount	§ 8.03(g)

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Defined Term	Location of Definition
Required Financials	§ 7.14
SEC	§ 5.07(a)
Second Level Earnout Shares	§ 3.06(a)(ii)
Second Level Earnout Target	§ 3.06(a)(ii)
Securities Act	§ 5.07(a)
Service Agreements	§ 4.10(a)
SPAC	Preamble
SPAC Board	Recitals
SPAC Bylaws	§ 2.01(c)
SPAC Certificate of Corporate Domestication	§ 2.01(b)
SPAC Certificate of Incorporation	§ 2.01(b)
SPAC Disclosure Schedule	Article V
SPAC Extension Shareholder Meeting	§ 7.19
SPAC Material Contracts	§ 5.12(a)
SPAC Option	§ 3.01(c)(ii)
SPAC Preference Shares	§ 5.03(a)
SPAC Proposals	§ 7.01(a)
SPAC Required Shareholders Approval	§ 5.10(c)
SPAC RSU	§ 3.01(c)(iii)
SPAC SEC Reports	§ 5.07(a)
SPAC Shareholders	Recitals
SPAC Shareholders’ Meeting	§ 7.01(a)
SPAC Waiving Parties	§10.11(a)
Sponsor	Recitals
Sponsor Letter Agreement	Recitals
Stock Incentive Plan	§ 7.18
Subscription Agreement	Recitals
Surviving Corporation	§ 2.02
Tax	§ 4.14(n)
Tax Return	§ 4.14(n)
Terminating Company Breach	§ 9.01(f)
Terminating SPAC Breach	§ 9.01(h)
Treasury Shares	§ 3.01(b)(iv)
Trust Account	§ 5.14
Trust Agreement	§ 5.14
Trustee	§ 5.14
Trust Fund	§ 5.14
WARN Act	§ 4.11(b)
Written Consent	§ 7.03

Section 1.03    Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation, (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (x) references to “dollar”, “dollars” or “$” shall be to the lawful currency of the United States, and (xi) the word “shall” and the word “will” indicate a mandatory obligation.

(b)    The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

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(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    Whenever this Agreement states that documents or other information have been “made available” or “provided to” SPAC (including words of similar import), such words shall mean that such documents or information referenced shall have been posted in the virtual data room hosted by Dealroom to SPAC and its Representatives at least three (3) days prior to the date hereof.

ARTICLE II.

TRANSACTIONS

Section 2.01    Domestication. On the Business Day immediately prior to the Closing Date, SPAC shall:

(a)    File with the Registrar of Companies of the Cayman Islands documents, including a declaration or affidavit as contemplated by s.206(2) of the Cayman Islands Companies Act (the “Cayman De-Registration Filings”) and take such other steps as are required under the Laws of the Cayman Islands with respect to the registration of SPAC by continuation in the State of Delaware and to procure the de-registration of SPAC as an exempted company in the Cayman Islands (such de-registration, the “Cayman De-Registration”);

(b)    Duly execute, acknowledge and simultaneously file (on an expedited basis) with the Secretary of State of the State of Delaware a (A) Certificate of Corporate Domestication substantially in the form attached hereto as Exhibit C — Part 1 (the “SPAC Certificate of Corporate Domestication”) and (B) Certificate of Incorporation substantially in the form attached hereto as Exhibit C — Part 2 (the “SPAC Certificate of Incorporation”) (such filings and actions collectively, the “Delaware Domestication” and, together with the Cayman De-Registration, the “Domestication”), with the Delaware Domestication becoming effective immediately upon the simultaneous filing of the SPAC Certificate of Corporate Domestication and SPAC Certificate of Incorporation with the Secretary of State of the State of Delaware or such other subsequent date and time as SPAC and the Company agree and specify in the SPAC Certificate of Corporate Domestication and SPAC Certificate of Incorporation in accordance with the DGCL (the date and time of the effectiveness of the Delaware Domestication being the “Domestication Effective Time”); and

(c)    Take all lawful actions so that (i) the bylaws substantially in the form attached hereto as Exhibit D (the “SPAC Bylaws”) are adopted as the bylaws of the SPAC, (ii) one share of SPAC Class A Common Stock is issued in exchange for and on conversion in connection with the Domestication of each SPAC Ordinary Share outstanding immediately prior to the Domestication Effective Time and (iii) a warrant exercisable for one share of SPAC Class A Common Stock is issued in exchange for and on conversion in connection with the Domestication of each SPAC Warrant outstanding immediately prior to the Domestication Effective Time. To that end, effective as of the Domestication Effective Time, SPAC shall enter into an amendment to the SPAC Warrant Agreement with CST, in a form to be agreed upon by the parties, to evidence the fact that the SPAC shall be a Delaware corporation and that each such warrant shall be exercisable for one (1) share of SPAC Class A Common Stock rather than a SPAC Ordinary Share.

Section 2.02    The Merger. On the Closing Date, upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under the DGCL as the surviving corporation of the Merger (the “Surviving Corporation”), and become a wholly-owned subsidiary of SPAC.

Section 2.03    Effective Time; Closing.

(a)    As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the Company shall cause the Merger to be consummated by the due execution, acknowledgement and filing with the Secretary of State of the State of Delaware of a certificate of merger in the form required by Section 251 of the DGCL (the “Certificate of Merger”), with the Merger becoming effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other subsequent date and time as SPAC and the Company agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

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(b)    Immediately prior to such filing of a Certificate of Merger in accordance with Section 2.03(a), a closing (the “Closing”) shall take place electronically through the exchange of documents via email or other form of electronic transmission, at 9:00 a.m., New York City time, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.04    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall be thereafter as effectually the property of the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

Section 2.05    Certificate of Incorporation; Bylaws.

(a)    The Company Certificate of Incorporation as in effect immediately prior to the Effective Time shall, at the Effective Time, be amended and restated to read in its entirety as set forth in Exhibit E attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by applicable Law and such certificate of incorporation.

(b)    At the Effective Time, the Company shall cause the bylaws of the Company as in effect immediately prior to the Effective Time to be amended and restated to read in their entirety substantially as set forth in Exhibit F, until thereafter amended as provided by applicable Law, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

Section 2.06    Directors and Officers.

(a)    The Company shall take all lawful actions so that, at the Effective Time, the directors of the Surviving Corporation shall be the individuals set forth on Exhibit G hereto, each to hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)    SPAC shall take all lawful action so that, at the Effective Time, the directors of SPAC shall be the individuals set forth on Exhibit G and, thereafter, designated as provided in the Registration Rights and Lock-Up Agreement, each to hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal in accordance with the SPAC Certificate of Incorporation and the SPAC Bylaws. Pursuant to the SPAC Certificate of Incorporation, the holders of shares of SPAC Class B Common Stock shall be entitled to elect up to three (3) members of the board of directors of SPAC at any given time. SPAC shall take all lawful action so that, at the Effective Time, the officers of SPAC shall be the individuals set forth on Exhibit G hereto, each to hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal in accordance with the SPAC Certificate of Incorporation and the SPAC Bylaws.

Section 2.07    Name Change. As promptly as practicable following the Effective Time, SPAC shall cause its name to be changed to “Mobix Labs, Inc.” by the due execution, acknowledgment and filing with the Secretary of State of the State of Delaware of a certificate of amendment of certificate of incorporation attached hereto as Exhibit H (the “Name Change Amendment”).

ARTICLE III.

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 3.01    Conversion of Securities.

(a)    Payment Spreadsheet. Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to SPAC (i) a schedule (the “Payment Spreadsheet”) setting forth (A) the calculation of Closing Transaction Consideration (including the number of shares of SPAC Class A Common Stock and SPAC Class B Common Stock which shall constitute the Closing Transaction Consideration), (B) the allocation of the Closing Transaction Consideration among (1) the holders of Company Common Stock, (2) the holders of Company Series A Preferred Stock, (3) the holders of Company Founders Preferred Stock, (4) the holders of In-the-Money Vested Options, (5) the holders of Company Warrants and (6) the holders of Company Convertible Instruments, (C) the calculation of the portion of Closing Transaction Consideration payable to (1) each holder of Company Common Stock, (2) each holder of Company Class A Preferred Stock, (3) each holder of Company Founders Preferred Stock and (4) each holder of In-the-Money Vested Options, (5) each holder of Company Warrants and (6) each holder of Company Convertible Instruments, (D) the allocation of the Earnout Shares among the Earnout Recipients and (E) the calculation of the portion of the Earnout Shares payable to

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each Earnout Recipient, which, in the cases of subsections (D) and (E), shall be done in accordance with, and taking into account and reflecting the provisions of Section 3.06 and (ii) the Rollover Spreadsheet, in each case, prepared in good faith by the Company and in a form and substance reasonably satisfactory to SPAC and accompanied by documentation reasonably satisfactory to SPAC. The Company shall provide SPAC with reasonable access to the relevant books, records and personnel of the Company to enable SPAC to review the Payment Spreadsheet and the Rollover Spreadsheet. The Company shall consider all reasonable comments of SPAC and its representatives in good faith and the parties shall make such amendments to the Payment Spreadsheet and the Rollover Spreadsheet as the parties may mutually and in good faith agree. The allocations and calculations set forth in the Payment Spreadsheet and Rollover Spreadsheet (as may be amended in accordance with the preceding sentence) shall, to the fullest extent permitted by applicable Law, be binding on all parties hereto and be used by SPAC for purposes of issuing all consideration in accordance with this Agreement, absent manifest error. In issuing all consideration pursuant to this Article III, SPAC and Merger Sub shall, to the fullest extent permitted by applicable Law, be entitled to rely fully on the information set forth in the Payment Spreadsheet and the Rollover Spreadsheet, absent manifest error.

(b)    At the Effective Time, by virtue of the Merger and without any action on the part of SPAC, Merger Sub, the Company or the holders of any of the following securities:

(i)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and Treasury Shares) shall automatically be converted into and become the right to receive the number of shares of SPAC Class A Common Stock equal to the Per Share Exchange Ratio, with each holder of such shares of Company Common Stock issued and outstanding immediately prior to the Effective Time being entitled to receive the number of shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Payment Spreadsheet;

(ii)    Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and Treasury Shares) shall automatically be converted into and become to right to receive the number of SPAC Class B Common Stock equal to the Per Share Exchange Ratio, with each holder of such shares of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time being entitled to receive the number of shares of SPAC Class B Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Payment Spreadsheet;

(iii)    Each share of Company Founder Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Shares) shall automatically be converted into and become to right to receive up to the number of SPAC Class B Common Stock equal to the Per Share Exchange Ratio, with each holder of such shares of Company Founder Preferred Stock issued and outstanding immediately prior to the Effective Time being entitled to receive the number of shares of SPAC Class B Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Payment Spreadsheet;

(iv)    All shares of Company Common Stock, Company Founder Preferred Stock and Company Series A Preferred Stock held in the treasury of the Company immediately prior to the Effective Time (the “Treasury Shares”) shall automatically be cancelled and shall cease to exist and no payment or distribution shall be made with respect thereto; and

(v)    Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation.

(c)    Prior to the Effective Time, the Company shall take all lawful actions necessary (including obtaining any resolutions of the Company Board) so that, effective as of the Effective Time:

(i)    Each Company In-the-Money Vested Option that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a number of shares of SPAC Class A Common Stock as set forth in the Payment Spreadsheet, with each holder of Company In-the-Money Vested Options to receive that number of shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Payment Spreadsheet;

(ii)    Each Company Option that is not a Company In-the-Money Vested Option that is outstanding and unexercised immediately prior to the Effective Time is assumed by SPAC and converted into a stock option (a “SPAC Option”) to acquire a number of shares of SPAC Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock

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subject to the corresponding Company Option as of immediately prior to the Effective Time, multiplied by (ii) the Per Share Exchange Ratio with any resulting fractional share rounded down to the nearest whole number. The per share exercise price of each converted SPAC Option shall be equal to the quotient obtained by dividing (A) the per share exercise price of the corresponding Company Option as of immediately prior to the Effective Time by (B) the Per Share Exchange Ratio, with any resulting fractional cent rounded up to the nearest whole cent. Each SPAC Option so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time, with each holder of such SPAC Option as so assumed and converted being for that number of shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Rollover Spreadsheet as calculated in accordance with this Section 3.01(c)(ii); provided, however, that the exercise price and the number of shares of SPAC Class A Common Stock purchasable pursuant to the SPAC Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any SPAC Option to which Section 422 of the Code applies, the exercise price and the number of shares of SPAC Class A Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. All Company Options shall no longer be outstanding and each holder of SPAC Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 3.01(c)(ii); and

(iii)    Each Company RSU that is unvested and outstanding immediately prior to the Effective Time, is assumed by SPAC and automatically be converted into a restricted stock unit (a “SPAC RSU”) covering a number of shares of SPAC Class A Common Stock determined by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by (ii) the Per Share Exchange Ratio, with any resulting fractional share rounded down to the nearest whole number. Each SPAC RSU so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company RSUs immediately prior to the Effective Time, with each holder of such SPAC RSU as so assumed and converted being for that number of shares of SPAC Class A Common Stock out of the Closing Transaction Consideration, in each case, as set forth opposite such holder’s name on the Rollover Spreadsheet, as calculated in accordance with this Section 3.01(c)(iii). All Company RSUs shall no longer be outstanding and each holder of SPAC RSUs shall cease to have any rights with respect to such Company RSUs, except as set forth in this Section 3.01(c)(iii).

(vi) Each Company Warrant and Company Convertible Instrument that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a number of shares of SPAC Class A Common Stock as set forth in the Payment Spreadsheet, with each holder of Company Warrants or Company Convertible Instruments to receive that number of shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Payment Spreadsheet.

Section 3.02    Exchange of Certificates.

(a)    Exchange Agent. On the Closing Date, SPAC shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by SPAC and is reasonably satisfactory to the Company (the “Exchange Agent”), it being agreed that CST is satisfactory to all parties, for the benefit of the holders of Company Common Stock, Company Series A Preferred Stock and Company Founder Preferred Stock, for exchange in accordance with this Article III, the number of shares of SPAC Common Stock (including an allocation between SPAC Class A Common Stock and SPAC Class B Common Stock) sufficient to deliver the Closing Transaction Consideration payable pursuant to this Agreement (such certificates for shares of SPAC Common Stock, together with any dividends or distributions with respect thereto pursuant to Section 3.02(c), being hereinafter referred to as the “Exchange Fund”). SPAC shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the Closing Transaction Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.02(c) hereof, the Exchange Fund shall not be used for any other purpose.

(b)    Exchange Procedures. Promptly after the Registration Statement is declared effective under the Securities Act, SPAC shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Common Stock, Company Series A Preferred Stock and Company Founder Preferred Stock entitled to receive the Closing Transaction Consideration pursuant to Section 3.01: a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares of Company Common Stock, Company Series A Preferred Stock and Company Founder Preferred Stock (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent or confirmation of cancellation of such Certificates from the Company’s transfer agent; and (ii) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within two (2) Business Days (but in no event prior to the Effective Time) after the

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surrender to the Exchange Agent of all Certificates held by such a holder for cancellation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and SPAC shall cause the Exchange Agent to deliver, the Closing Transaction Consideration in accordance with the provisions of Section 3.01, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate entitled to receive the Closing Transaction Consideration in accordance with Section 3.01 shall be deemed at all times after the Effective Time to represent only the right to receive, upon such surrender, the Closing Transaction Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01.

(c)    Distributions with Respect to Unexchanged Shares of SPAC Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the SPAC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SPAC Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.02(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, SPAC shall pay or cause to be paid to the holder of such Certificate, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to the shares of SPAC Common Stock evidenced by such Certificate, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to the shares of SPAC Common Stock evidenced by such Certificate.

(d)    No Further Rights in Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock. The Closing Transaction Consideration payable upon conversion of the Company Common Stock or the Company Preferred Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock.

(e)    Adjustments to Closing Transaction Consideration. The Closing Transaction Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Ordinary Shares occurring on or after the date hereof and prior to the Domestication Effective Time and with respect to the SPAC Common Stock occurring after the Domestication Effective Time and prior to the Effective Time.

(f)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock, Company Series A Preferred Stock and Company Founder Preferred Stock for one year after the Effective Time shall be delivered to SPAC, upon demand, and any holders of Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock who have not theretofore complied with this Section 3.02 shall thereafter look only to SPAC for the Closing Transaction Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Common Stock, Company Series A Preferred Stock and Company Founder Preferred Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the fullest extent permitted by applicable Law, become the property of SPAC free and clear of any claims or interest of any person previously entitled thereto.

(g)    No Liability. None of the Exchange Agent, SPAC or the Surviving Corporation shall, to the fullest extent permitted by applicable Law, be liable to any holder of Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock for any such Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with Section 3.01.

(h)    Withholding Rights. Each of the Surviving Corporation and SPAC shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Series A Preferred Stock, Company Options, Company RSUs or Company Founder Preferred Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or SPAC, as the case may be, and timely remitted to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made by the Surviving Corporation or SPAC, as the case may be.

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(i)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the Closing Transaction Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01.

Section 3.03    Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock, Company Series A Preferred Stock or Company Founder Preferred Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or SPAC for any reason shall be converted into the Closing Transaction Consideration in accordance with the provisions of Section 3.01.

Section 3.04    Payment of Expenses.

(a)    No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to SPAC a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date following the Closing, SPAC shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company Stockholders that were not incurred by or on behalf of the Company.

(b)    No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, SPAC shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of SPAC or Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of SPAC or Merger Sub in connection with the Transactions or otherwise in connection with SPAC’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding SPAC Transaction Expenses”). On the Closing Date following the Closing, SPAC shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding SPAC Transaction Expenses. For the avoidance of doubt, the Outstanding SPAC Transaction Expenses shall not include any fees and expenses of the SPAC Shareholders that were not incurred by or on behalf of the SPAC.

Section 3.05    Appraisal Rights.

(a)    Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock and Company Series A Preferred Stock that are outstanding immediately prior to the Effective Time and that are held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Common Stock and Company Series A Preferred Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (collectively, the “Dissenting Shares”) shall be cancelled, cease to exist, represent the right to receive only those rights provided by Section 262 of the DGCL and not be converted into, and such stockholders shall have no right to receive, the Aggregate Transaction Consideration. Any holder of Dissenting Shares who, after the Effective Time, fails to perfect or effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock and Company Series A Preferred Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted his, her or its shares of Company Common Stock and Company Series A Preferred Stock, as of the Effective Time, into the right to receive the Aggregate Transaction Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.01(c), of the Certificate or Certificates that formerly evidenced such shares.

(b)    Prior to the Closing, the Company shall give SPAC (i) prompt notice (and in any event within three (3) Business Days) of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of SPAC (which consent shall not be unreasonably withheld), make any payment with

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respect to any demands for appraisal or offer to settle or settle any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Section 3.06    Earn-Out.

(a)    Following the Closing, in addition to the Closing Transaction Consideration, if, at any time during the period commencing on the date that is the one (1) year anniversary of the Closing Date and expiring on the date that is the eight (8) year anniversary of the Closing Date (such period, the “Earnout Period”):

(i)    The VWAP of the shares of SPAC Class A Common Stock equals or exceeds $12.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “First Level Earnout Target”), then as soon as commercially practicable and in any event within ten (10) Business Days following the achievement of the First Level Earnout Target, the Company Stockholders and the holders of Company In-the-Money Vested Options and Company Options that are not Company In-the-Money Vested Options (the “Earnout Recipients”) shall be entitled to receive, and the SPAC shall cause the issuance to the Earnout Recipients of, 1,750,000 shares of SPAC Class A Common Stock (the “First Level Earnout Shares”), to be allocated among the Earnout Recipients in accordance with, and pursuant to, the Payment Spreadsheet; and

(ii)    The VWAP of the shares of SPAC Class A Common Stock equals or exceeds $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Second Level Earnout Target” and, together with the First Level Earnout Target, the “Earnout Targets”), then as soon as commercially practicable and in any event within ten (10) Business Days following the achievement of the Second Level Earnout Target, the Earnout Recipients shall be entitled to receive, and the SPAC shall cause the issuance to the Earnout Recipients of, 1,750,000 shares of SPAC Class A Common Stock (the “Second Level Earnout Shares” and together with the First Level Earnout Shares, the “Earnout Shares”), to be allocated among the Earnout Recipients in accordance with, and pursuant to, the Payment Spreadsheet.

(b)    If, during the Earnout Period, there is a Change of Control in which the SPAC stockholders have the right to exchange their shares of SPAC Class A Common Stock for cash, securities or other property having a value equaling or exceeding the VWAP underlying the Earnout Targets (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by the SPAC Board) (an “Acceleration Event”), then, immediately prior to the consummation of such Change of Control, (a) any such Earnout Target that has not previously occurred shall be deemed to have occurred and (b) the Earnout Recipients shall be entitled to receive the Earnout Shares, to be allocated among the Earnout Recipients in accordance with, and pursuant to, the Payment Spreadsheet, such that the Earnout Recipients shall be eligible to participate in such Change of Control with respect to such Earnout Shares, as applicable. The applicable Earnout Target shall be deemed satisfied in connection with a Change of Control if (a) the aggregate value of the proceeds payable to, or in the event of an asset sale, available for distribution to, SPAC’s stockholder divided by (b) the sum of (i) the number of outstanding SPAC Common Stock immediately prior to the consummation of such Change of Control plus (ii) the number of SPAC Common Stock issuable pursuant to the applicable Earnout Target, equal or exceed the VWAP underlying the applicable Earnout Target.

(c)    Notwithstanding the foregoing, none of the Earnout Shares issuable pursuant to Section 3.06(a) will be released to any Earnout Recipient who is required to file a notification pursuant to the HSR Act or under any applicable Antitrust Laws until any applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws has expired or been terminated, or required approval under any other Antitrust Law is obtained; provided that any such Earnout Recipient has notified SPAC of such required filing pursuant to the HSR Act or other Antitrust Law in connection therewith following reasonable advance notice from SPAC of the reasonably anticipated issuance of Earnout Shares.

(d)    For the avoidance of doubt, the Earnout Targets may all be satisfied over the same period of Trading Days or any other periods that have overlapping Trading Days, and if each Earnout Target is separately met (i) the Earnout Shares in connection with each such Earnout Target shall be earned and no longer subject to the restrictions set forth in this Section 3.06, and shall be cumulative with the Earnout Shares earned prior to such time and (ii) in no event shall the Earnout Recipients be entitled to receive in the aggregate more than the Earnout Shares.

(e)    If any Earnout Target is satisfied during the Earnout Period, the obligations to issue Earnout Shares in this Section 3.06 with respect to such Earnout Target shall terminate and no longer apply.

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(f)    The Earnout Shares and the Earnout Targets shall automatically be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of SPAC Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of SPAC Common Stock, occurring on or after the date hereof and prior to the time any such Earnout Shares are delivered to the Earnout Recipients, if any.

(g)    Any issuance of Earnout Shares, including any issuance of Earnout Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.06(b), shall be treated as an adjustment to the Aggregate Transaction Consideration by the Parties hereto for Tax purposes and not treated as “other property” within the meaning of Section 356 of the Code, unless otherwise required by applicable law as a result of a “determination” (within the meaning of Section 1313(a) of the Code).

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to SPAC and Merger Sub as follows:

Section 4.01    Organization and Qualification; Subsidiaries.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(b)    As of the date hereof, the Company does not have any subsidiaries and the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

Section 4.02    Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement, made available to SPAC a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of the Company. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. The Company is not in material violation of any of the provisions of its certificate of incorporation or bylaws

Section 4.03    Capitalization.

(a)    The authorized capital stock of the Company consists of sixty million (60,000,000) shares, consisting of (i) fifty-seven million four hundred thousand (57,400,000) shares of Company Common Stock and (ii) two million six hundred thousand (2,600,000) shares of Company Preferred Stock, of which (A) six hundred thousand (600,000) are Company Founders Preferred Stock and (B) two million (2,000,000) are Company Series A Preferred Stock. As of the date of this Agreement, (i) twelve million one hundred fifty thousand four hundred fifteen (12,150,415) shares of Company Common Stock are issued and outstanding, (ii) five hundred eighty-eight thousand two hundred thirty-five (588,235) shares of Company Founders Preferred Stock are issued and outstanding and (iii) one million six hundred sixty-six thousand six hundred sixty-six (1,666,666) shares of Company Series A Preferred Stock are issued and outstanding.

(b)    (i) Except as set forth on Section 4.03(b) of the Company Disclosure Schedule, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company, (ii) other than awards granted under any Company Incentive Plan, the Company is not a party to, or otherwise bound by, and the Company has not granted, any equity appreciation rights, participations, phantom equity or similar rights and (iii) there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Common Stock, Company Preferred Stock or any of the equity interests or other securities of the Company. The Company does not own any equity interests in any person.

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(c)    Section 4.03(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the following information with respect to each outstanding Company Option and Company RSU (each, a “Company Share Award”): (i) the name of the Company Share Award recipient; (ii) the number of shares of Company Common Stock subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award, if applicable; (iv) the date on which such Company Share Award was granted; (v) the vesting schedule applicable to such Company Share Award; (vi) with respect to each Company Option, whether such Company Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code; and (vii) the date on which such Company Share Award expires, if applicable. The Company has made available to SPAC accurate and complete copies of the Company Incentive Plans pursuant to which Company has granted the Company Share Awards that are currently outstanding and all forms of award agreements evidencing such Company Share Awards.  Each Company Option was granted in all material respects in accordance with the terms of the applicable Company Incentive Plan, and each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(d)    There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(e)    All outstanding shares of the Company and all outstanding Company Share Awards under any Company Incentive Plan have been issued and granted in compliance with (i) all applicable securities Laws and other applicable Laws and (ii) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

(f)    The Company Stockholders collectively own directly and beneficially and of record, all of the issued and outstanding shares of the Company. Except for the shares of the Company Common Stock, Company Founder Preferred Stock and Company Series A Preferred Stock held by the Company Stockholders and Company Share Awards granted under any Company Incentive Plan, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

(g)    All outstanding shares of Company Common Stock, Company Founder Preferred Stock and Company Series A Preferred Stock have been issued and granted in compliance with (A) applicable securities Laws and other applicable Laws and (B) any preemptive rights and other similar requirements set forth in applicable contracts to which the Company is a party.

Section 4.04    Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party, to perform all of its respective obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company, the execution and delivery at Closing by the Company of each of the other Transaction Documents to which it is a party, and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or such other Transaction Documents or to consummate the Transactions (other than, (a) with respect to the Merger, the Company Stockholder Approval, which the Written Consent shall satisfy and (b) and the execution, acknowledgment and filing with the Secretary of State of the State of Delaware, the Certificate of Merger as required by the DGCL). This Agreement has been and, at the Closing, each of the other Transaction Documents to which the Company is a party will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SPAC and Merger Sub, constitutes, or will at the Closing constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders and the Company Certificate of Incorporation does not contain a provision expressly electing to be governed by Section 203 of the DGCL and therefore the restrictions on business combinations set forth in Section 203 of the DGCL do not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. No other state takeover statute is applicable to the Merger or the other Transactions.

Section 4.05    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement and each of the other Transaction Documents by the Company does not, and subject to receipt of Company Stockholder Approval, the filing and recordation of appropriate merger documents as required by the DGCL and the receipt of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b),

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the performance of this Agreement and each of the other Transaction Documents by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree treaty, convention, government directive or other order of any Governmental Authority (“Law”) applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in any material payment or penalty under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(b)    The execution and delivery of this Agreement and each of the other Transaction Documents by the Company does not and will not, and the performance of this Agreement and each of the other Transaction Documents by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, quasi-governmental, supranational, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” Laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL, or (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06    Permits; Compliance. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. Section 4.06 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all of the Company Permits. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. The Company is not in default, breach or violation of, (a) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such defaults, breaches or violations that would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.07    Financial Statements.

(a)    The Company has made available to SPAC true, correct and complete copies of the unaudited condensed balance sheet of the Company as of September 30, 2021 and September 30, 2022, and the related unaudited condensed statements of operations of the Company for each of the fiscal years then ended (collectively, the “Financial Statements”), which are attached as Section 4.07(a) of the Company Disclosure Schedule. Each of the Financial Statements (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein and the absence of notes.

(b)    Except as and to the extent set forth on the Financial Statements, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business, (ii) obligations for future performance under any commercial contract to which the Company is a party or (iii) liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to be material to the Company, taken as a whole.

(c)    Since the Lookback Date (i) neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

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(d)    To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(e)    The Required Financials, when delivered by the Company, shall (i) be true, correct and complete, (ii) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company or persons acquired by the Company, as the case may be, as at the date thereof and for the period indicated therein, except as otherwise noted therein. The PCAOB Audited Financials and the Company Unaudited Financials shall be substantially similar to the Financial Statements in respect of the presentation of cash, account receivables, operating liabilities and billings.

(f)    The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the Lookback Date, the Company has not identified and have not been advised by the Company’s auditors of any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls over financial reporting.

Section 4.08    Absence of Certain Changes or Events. Since December 31, 2021, except as expressly contemplated by this Agreement, (a) the Company has conducted its businesses in all material respects in the ordinary course and in a manner consistent with past practice, taking into account any changes to such practices as may have occurred prior to the date of this Agreement as a result of the outbreak of COVID-19, including compliance with COVID-19 Measures (b) the Company has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses or assignments or transfers in the ordinary course of business, (c) there has not been any Company Material Adverse Effect, and (d) the Company has not taken any action that, if taken after the date of this Agreement, would require the consent of SPAC pursuant to Section 6.01.

Section 4.09    Absence of Litigation. There is no material litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company, or any property or asset of the Company, before any Governmental Authority. Neither the Company nor any material property or asset or business of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.10    Employee Benefit Plans.

(a)    All non-standard employment and consulting contracts or agreements to which the Company is a party, with respect to which the Company has any severance obligation (and, for the avoidance of doubt, excluding standard form agreements for employees outside of the United States and contracts or agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days), have been made available to SPAC (collectively, the “Service Agreements”) and set forth on Section 4.10(a) of the Company Disclosure Schedule. In addition, Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (“ERISA”)) and any other material plans, policies, programs, arrangements or agreements providing for bonus, equity compensation, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick paid and vacation and other material employee benefit plan, program or arrangement, which, in each case, are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer, director and/or individual consultant, or under which the Company has or could reasonably be expected to incur any material liability (contingent or otherwise) (collectively, the “Plans”).

(b)    With respect to each Plan, the Company has made available to SPAC, if applicable (i) a true and complete copy of the current plan document (or a written summary thereof if such Plan is not reduced to writing) and all material amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material

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modifications, (iii) copies of the Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules and nondiscrimination testing results, in each case, for the two (2) most recent plan years, (iv) copies of the most recently received IRS determination, opinion or advisory letter for each such Plan, and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years with respect to which any material liability remains outstanding. The Company does not have any express, legally-binding commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c)    Neither the Company nor any ERISA Affiliate currently sponsors, maintains or contributes to, nor has, within the past six (6) years, sponsored, maintained or been required to contribute to, nor has any liability or obligation (contingent or otherwise) under (i) a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code), or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d)    Except as set forth on Section 4.10(d) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (either alone or in combination with another event) would reasonably be expected to (i) result in any obligation, whether under any Plan, Service Agreement or otherwise, to pay separation, severance or termination to any current or former employee, director and/or individual independent contractor, (ii) accelerate the time of payment or vesting, or increase the amount, of any material benefit or other compensation due to any individual, or (iii) result in any amount paid or payable by the Company being classified as an “excess parachute payment” under Section 280G of the Code. The Company has no obligation to provide for the gross-up of any Tax imposed by Section 4999 or 409A of the Code to any current or former employee, director and/or individual independent contractor.

(e)    Except as set forth on Section 4.10(e) of the Company Disclosure Schedule, none of the Plans or Service Agreements provide, nor does the Company have or reasonably expect to have any obligation to provide retiree medical or life benefits (whether insured or not) to any current or former employee, director or individual consultant of the Company after termination of employment or service, except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder. Each Plan and each Service Agreement is in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) or Service Agreement and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(f)    Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to result in the loss of the qualified status of any such Plan or the exempt status of any such trust.

(g)    There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan that could reasonably be expected to result in material liability to the Company. There have been no acts or omissions by the Company or any ERISA Affiliate that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable.

(h)    All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company, except as would not result in material liability to the Company.

(i)    The Company has each complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

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(j)    Each Plan and each Service Agreement that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder.

Section 4.11    Labor and Employment Matters.

(a)    (i) Since the Lookback Date, there have been and are no material Actions pending or, to the knowledge of the Company, threatened against the Company by any of its current or former employees (ii) the Company is not, and has not been since the Lookback Date, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii)  there are, and since the Lookback Date, there have been no unfair labor practice complaints pending against the Company before the National Labor Relations Board; and (iv) since the Lookback Date, there has not been, nor, to the knowledge of the Company, has there been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute against the Company.

(b)    The Company is and, since the Lookback Date, has been in material compliance with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), as amended, or any similar state or local Laws), immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes.

(c)    Since the Lookback Date, the Company has not been a party to a settlement agreement with a current or former officer, director, employee or independent contractor, that relates primarily to material allegations of sexual harassment. To the knowledge of the Company, since the Lookback Date, no allegation of sexual harassment has been made against any officer, director, employee, or independent contractor of the Company. No disclosure pursuant to Item 401(f) of Regulation S-K of the SEC would be required with respect to any current director or officer of the Company.

(d)    Each person who is a current or former service provider of the Company has at all times since the Lookback Date been properly classified: (i) as either an employee or independent contractor; and (ii) for employees, overtime exempt or non-exempt under Applicable Law.

Section 4.12    Real Property; Title to Assets.

(a)    The Company does not own any real property. The Company is not a party to any agreement or option to purchase or sell any real property or material interest therein.

(b)    Section 4.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, and license pursuant to which the Company leases, subleases or licenses any real property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete in all material respects copies of all Lease Documents have been made available to SPAC. There are no leases, subleases, concessions or other contracts granting to any person other than the Company the right to use or occupy any real property, and, to the Company’s knowledge, all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing material default or event of default (or, to the Company’s knowledge, event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company, taken as a whole.

(c)    There are no contractual or legal restrictions that preclude or restrict the ability of the Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, taken as a whole. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not reasonably be expected to have a Company Material Adverse Effect.

(d)    The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected be material to the Company, taken as a whole.

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Section 4.13    Intellectual Property.

(a)    Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following: (i)  registered Patents, Trademarks, domain names and Copyrights and applications for any of the foregoing that have been filed with the applicable Governmental Authority that are owned or purported to be owned, used or held for use by the Company (“Registered IP”) (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software, Technology, or Business Systems of any other persons that are material to the Products or manufacture thereof, that are material to the business of the Company as currently conducted (other than unmodified, commercially available, “off-the-shelf” Software, Technology or Business Systems with a replacement cost and/or aggregate annual license and maintenance fees of less than $250,000); and (iii) (A) any Software owned or purported to be owned by the Company that is material to the business of the Company as currently conducted and would have a replacement cost of more than $250,000 and (B) except to the extent disclosure could reasonably be expected to adversely affect the Company’s trade secrets, Technology or Business Systems owned or purported to be owned by the Company that are material to the Products and would have a replacement cost of more than $250,000. The Company IP, including the Intellectual Property specified on Section 4.13(a) of the Company Disclosure Schedule, constitutes all material Intellectual Property rights used in the operation of the business of the Company and is sufficient for the conduct of the business as currently conducted and contemplated to be conducted as of the date hereof.

(b)    The Company solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use pursuant to a valid and enforceable written license, all Company-Licensed IP. All Company-Owned IP that is material to the business of, the Company as currently conducted is subsisting and, to the knowledge of the Company, valid and enforceable.

(c)    The Company has taken and takes commercially reasonable actions to maintain, protect and enforce Intellectual Property rights in the trade secrets and other Confidential Information in its possession or control, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information. The Company has not disclosed any such trade secrets or Confidential Information that is material to the business of the Company to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secret or other Confidential Information.

(d)    Since the Lookback Date, (i) there have been no claims filed with a Governmental Authority and served on the Company, or threatened in writing (including email) to be filed, against the Company with any Governmental Authority, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Registered IP, or (B) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any material demands or offers to license any Intellectual Property rights from any other person); (ii)  the operation of the business of the Company (including the Products) has not and does not infringe, misappropriate or violate, any Intellectual Property rights other than in Patents (and to the Company’s knowledge, rights in Patents) of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) the Company has not received any formal written opinions of counsel regarding any of the foregoing.

(e)    All current and past founders, officers, management, employees, and contractors who have contributed to, developed or conceived any Company-Owned IP that is material to the business of the Company have executed valid, written agreements with the Company, substantially in the form made available to Merger Sub or SPAC, and pursuant to which such persons agreed to maintain in confidence all confidential or proprietary information acquired by them in the course of their relationship with the Company and assigned to the Company all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property, except as otherwise required or prohibited by applicable Law.

(f)    The Company does not use and has not used any Open Source Software or any modification or derivative thereof in a manner that would (i) grant or purport to grant to any other person any rights to or immunities under any of the Company-Owned IP, or (ii)  require the Company, under the terms of any license, (A) to disclose or distribute the source code to any Product components or Business Systems owned or purported to be owned by the Company which are incorporated in or necessary for the use of the Products or (B) to license or provide the source code to any such Business Systems or Product components for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Product components at no or minimal charge.

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(g)    The Company owns, leases, licenses, or otherwise has a valid and enforceable legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the business of the Company as currently conducted. The Company maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and since the Lookback Date, there has not been any material failure with respect to any of the Products or Business Systems that has not been remedied or replaced in all material respects. The Company has purchased a sufficient number of seat licenses for its Business Systems.

(h)    The Company currently and previously since the Lookback Date has complied in all material respects with (i) all applicable Privacy/Data Security Laws, (ii) industry standards to which the Company is legally bound, and (iii) all contractual commitments that the Company has entered into or is otherwise bound with respect to privacy and/or data security of Personal Information and/or Business Data held or processed by or on behalf of the Company (collectively, the “Data Security Requirements”). The Company has implemented reasonable data security safeguards designed to protect the security and integrity of its Business Systems and any Personal Information or Business Data held or processed by or on behalf of the Company, including implementing commercially reasonable procedures designed to prevent unauthorized access and the introduction of Disabling Devices. The Company has not inserted and, to the knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems or Product components. Since the Lookback Date, the Company has not (x) experienced any data security breaches that were required to be reported under applicable Privacy/Data Security Laws; or (y) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements.

(i)    The Company has all rights to use the Business Data, in whole or in part, in the manner in which the Company receives and uses such Business Data prior to the Closing Date. The Company is not subject to any contractual requirements, privacy policies, or other legal obligations, including based on the Transactions, that would prohibit Merger Sub or SPAC from receiving or using Personal Information or Business Data held or processed by or on behalf of the Company, in a materially similar manner to which the Company receives and uses such Personal Information and Business Data prior to the Closing Date or result in material liabilities in connection with Data Security Requirements.

Section 4.14    Taxes.

(a)    The Company: (i) has filed (taking into account any validly obtained extension of time within which to file) all income and other material Tax Returns required to be filed by it as of the date hereof and all such filed Tax Returns are true, complete and accurate in all material respects; (ii) has paid all income and other material Taxes payable by the Company (whether or not shown on any Tax Return), except with respect to Taxes that are being contested in good faith and are disclosed in Section 4.14(a) of the Company Disclosure Schedule and for which adequate reserves have been made in accordance with U.S. GAAP, and no material penalties or charges are due with respect to the late filing of any Tax Return of the Company; (iii)  has not waived any statute of limitations with respect to income or other material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency in respect of income Taxes or any other material amounts of Taxes; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of income or other material amounts of Taxes or other material Tax matters pending or proposed or threatened in writing, in each case which has not been paid or fully resolved.

(b)    The Company is not a party to, is not bound by, and has no obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) and has no a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case other than pursuant to commercial agreements entered into in the ordinary course of business the principal purposes of which do not relate to Taxes.

(c)    No claim has been made in writing (nor to the Company’s knowledge has any claim been made) by any Taxing authority in a jurisdiction in which the Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(d)    The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or incorrect method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale made on or prior to the Closing Date; (iv) any prepaid amount

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received or deferred revenue arising outside of the ordinary course of business recognized on or prior to the Closing Date; (v) any intercompany transactions or any excess loss account occurring or in existence prior to the Closing described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local or foreign Tax law).

(e)    The Company has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(f)    The Company has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return.

(g)    The Company has no material liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor.

(h)    The Company has no request for a material ruling in respect of Taxes pending between the Company and any Tax authority.

(i)    The Company has made available to SPAC true, correct and complete copies of the final filed U.S. federal income Tax Returns filed by the Company for tax year 2020.

(j)    The Company has not within the last two years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k)    The Company has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l)    Neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing any deficiency or claim for any income or other material Taxes of the Company that has not been fully resolved.

(m)    There are no Tax Liens upon any assets of the Company except for Permitted Liens.

(n)    The Company has no liability for a material amount of unpaid Taxes that has not been accrued for or reserved on the Company’s Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Company in the ordinary course of business.

(o)    The Company has not taken any action, nor to the knowledge of the Company are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Merger Intended Tax Treatment. The Company has not taken any action that would reasonably be expected to prevent the Domestication from qualifying for the Domestication Intended Tax Treatment.

(p)    As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as any schedules or attachments thereto and amendments thereof) required to be supplied or supplied to a Tax authority relating to Taxes.

Section 4.15    Environmental Matters. (a) The Company is not, or has not been since the Lookback Date, in violation in any material respect of any applicable Environmental Law; (b) to the knowledge of the Company, the Company has not released or caused any release of Hazardous Substances on or from any property currently or formerly owned, leased or operated by the Company (including, without limitation, soils and surface and ground waters) in violation in any material respect of any Environmental Law in a manner or quantity which requires reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental Laws; (c) to the Company’s knowledge, the Company has not transported or disposed of, or arranged for the transportation or disposal of, Hazardous Substances at any real property not owned, operated or leased by the Company, in violation in any material respect of any Environmental Law or otherwise in a manner or quantity that has resulted or would reasonably

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be expected to result in a material liability to the Company under any Environmental Law; (d)  the Company has all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”); (e)  the Company is in compliance in all material respects with the terms and conditions of its Environmental Permits; and (f) the Company has delivered to SPAC true, correct and complete copies of all environmental Phase I reports and other material investigations, studies, audits, tests, reviews or other analyses commenced or conducted by or on behalf of the Company (or by a third-party of which the Company has knowledge) in relation to the current or prior business of the Company or any real property presently or formerly owned, leased, or operated by the Company (or its or their predecessors) that are in possession, custody or control of the Company.

Section 4.16    Material Contracts.

(a)    Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all of the following types of contracts and agreements to which the Company is a party, excluding, for this purpose, any purchase orders submitted by customers (such contracts and agreements as are required to be set forth on Section 4.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i)    each contract and agreement with consideration paid or payable to or by the Company of more than $100,000, in the aggregate, over the 12-month period ending June 30, 2022;

(ii)    each contract and agreement with Suppliers to the Company for expenditures paid or payable by the Company of more than $100,000, in the aggregate, over the 12-month period ending June 30, 2022;

(iii)    each contract and agreement with the top 20 customers of the Company that involves consideration payable to the Company;

(iv)    all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company is a party that are material to the business of the Company;

(v)    all Service Agreements and management contracts, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any Product of the Company to which the Company is a party;

(vi)    all contracts and agreements evidencing indebtedness (or any guaranty therefor) for borrowed money, the right to draw upon credit that has been extended for indebtedness or a Lien on its assets, whether tangible or intangible, to secure any indebtedness, in each case, in an amount greater than $250,000;

(vii)    all contracts and agreements that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by the Company since the Lookback Date of any Person or of any business entity or division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), excluding any such contracts or agreements in which the applicable acquisition or disposition has been consummated and there are no material obligations of the Company ongoing;

(viii)    all partnership, joint venture, profits sharing, carry interest or similar agreements that are material to the business of the Company;

(ix)    all contracts and agreements with any Governmental Authority to which the Company is a party, other than any Company Permits;

(x)    all contracts and agreements that limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time or to hire or retain any person, excluding customary confidentiality agreements,

(xi)    all contracts or arrangements that result in any person or entity holding a power of attorney from the Company that relates to the Company or its business;

(xii)    all leases or master leases of personal property reasonably likely to result in annual payments of $50,000 or more in a 12-month period;

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(xiii)    all contracts and agreements with outstanding obligations for the sale, purchase or dispositions of any property, assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000 in any calendar year, in each case, other than any sale, purchase or disposition in the ordinary course of business;

(xiv)    all contracts and agreements involving use of any Company-Licensed IP required to be listed in Section 4.13(a) of the Company Disclosure Schedule;

(xv)    contracts which involve the license or grant of rights to Company-Owned IP by the Company, but excluding any nonexclusive licenses (or sublicenses) of Company-Owned IP granted: (A) to customers or distributors in the ordinary course of business consistent with past practice; (B) to vendors and service providers for the purpose of providing the applicable services to the Company; or (C) in the ordinary course of business for the use of a Trademark of the Company for marketing or similar purposes;

(xvi)    any contract that (A) grants to any person any preferred pricing, “most favored nation” or similar rights or (B) grant exclusivity to any person in respect of any geographic location, any customer or any product or service;

(xvii)    any contract or agreement not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.16(a) and expected to result in revenue or require expenditures in excess of $50,000 in the calendar year ending December 31, 2022;

(xviii)    any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) or any other contract that is material to the Company, taken as a whole;

(xix)    any definitive agreements with respect to the Bridge Financing; and

(xx)    any commitment to enter into any contract or agreement of the type described in clauses (i) through (xix) of this Section 4.16(a).

(b)    (i) each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, and is enforceable in accordance with its terms and the Company is not in material breach or violation of, or material default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Material Contract; and (iii) the Company has not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company has furnished or made available to SPAC or its legal advisors true, correct and complete copies of all Material Contracts without redaction, including all modifications, amendments and supplements thereto.

Section 4.17    Insurance.

(a)    Section 4.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, and the principal insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b)    With respect to each such insurance policy, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, taken as a whole: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii)  the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) no such action has been threatened and and (iv) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 4.18    Board Approval; Vote Required. The Company Board (including any required committee or subgroup of such board), by resolutions duly adopted by either at least a majority of the directors voting at a meeting duly called and held or unanimous resolution of the directors, and not subsequently rescinded or modified in any way, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and declared their advisability and approved the Merger and the other Transactions, (c) recommended that the Company

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Stockholders approve and adopt this Agreement and the Merger, and (d) directed that this Agreement be submitted for consideration by the Company Stockholders. The adoption of this Agreement by the affirmative vote or consent of the holders of at least a majority in voting power of the holders of Company Common Stock, Company Founder Preferred Stock and Company Series A Preferred Stock, voting together as a single class, is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger (the “Company Stockholder Approval”). The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and the Transactions and consummate the Transactions.

Section 4.19    Anti-Corruption Compliance; Certain Business Practices. Since the Lookback Date, the Company and each of its subsidiaries, and each of their respective directors and officers, and, to Company’s knowledge, its employees, agents, and representatives have at all times complied in all material respects with the provisions of Anti-Corruption Laws. Since the Lookback Date, none of the Company, its subsidiaries, or their respective directors and officers, nor, to the Company’s knowledge, any agents, employees, or representatives of the Company, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Anti-Corruption Laws; or (c) made any payment that would constitute a bribe, kickback or illegal or improper payment to assist the Company or its subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person, or in securing any improper advantage. There have been no false or fictitious entries made in the books or records of the Company or its subsidiaries relating to any illegal payment or secret or unrecorded fund and the Company has not established or maintained a secret or unrecorded fund. The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company and its subsidiaries, and their respective directors, officers, employees, agents, and representatives with Anti-Corruption Laws.

Section 4.20    Sanctions and Export Control Compliance.

(a)    Since the Lookback Date, the Company and its subsidiaries, and their respective officers and directors, and to the Company’s knowledge, their respective employees, agents, and representatives have at all times complied in all material respects with all applicable Sanctions. Since the Lookback Date, none of the Company or its subsidiaries, nor any of their respective directors or officers, nor, to the Company’s knowledge, any of their respective employees, agents, representatives, or beneficial owners: (i) has been or is a Sanctioned Person; (ii) has been or is owned or controlled by a Sanctioned Person; (iii) has maintained or maintains any offices, branches, operations, assets, investments, employees, or agents in any Sanctioned Country; (iv) has participated in any transaction or business dealing with any Sanctioned Person or in any Sanctioned Country; (v) has received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Sanctions; or (vi) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Sanctions.

(b)    Since the Lookback Date, the Company and each of its subsidiaries, and each of their respective directors and officers, and to the Company’s knowledge, its employees, agents, and representatives have at all times complied in all material respects with Export Control Laws. Since the Lookback Date, none of the Company, its subsidiaries, or their respective directors or officers, nor, to the Company’s knowledge, any of its agents, employees, or representatives: (i) has received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Export Control Laws; or (ii) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Export Control Laws.

Section 4.21    Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company, to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company, other than customary indemnity arrangements and customary employment-related agreements and arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.21. The Company has not, since the Lookback Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

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Section 4.22    Exchange Act. The Company is not currently (or has not previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 4.23    Brokers. Except for B. Riley Financial, Inc., no broker, finder, investment banker or other person is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.24    Registration Statement. None of the information relating to the Company supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Registration Statement will, as of (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date of mailing of the Proxy Statement to SPAC Shareholders or (iii) the time of the SPAC Shareholder’s Meeting (including any adjournment thereof), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.24, no representation or warranty is made by the Company with respect to information or statements made in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

Section 4.25    Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective Representatives by, or on behalf of, Company, and any such representations or warranties are expressly disclaimed and none of SPAC or Merger Sub shall have any claim with respect to their purported use of, or reliance on, any such representations and warranties, except those representations or warranties set forth in this Agreement. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Company nor any other person on behalf of Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB

Except as set forth in the SPAC SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing in disclosed in such a SPAC SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement) or in the SPAC’s disclosure schedule delivered by SPAC in connection with this Agreement (the “SPAC Disclosure Schedule”), SPAC hereby represents and warrants to the Company as follows:

Section 5.01    Corporate Organization.

(a)    Each of SPAC and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)    Merger Sub is the only subsidiary of SPAC. Except for Merger Sub, SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

Section 5.02    Certificate of Incorporation and Bylaws. Each of SPAC and Merger Sub has heretofore furnished to the Company true, complete and correct copies of the SPAC Organizational Documents and the Merger Sub Organizational Documents. The SPAC Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither SPAC nor

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Merger Sub is in material violation of any of the provisions of the SPAC Organizational Documents and the Merger Sub Organizational Documents.

Section 5.03    Capitalization.

(a)    The authorized share capital of SPAC consists of (i) 200,000,000 SPAC Ordinary Shares and (ii) 1,000,000 SPAC Preference Shares. As of the date of this Agreement, (i) 2,953,033 SPAC Ordinary Shares are issued and outstanding (including SPAC Ordinary Shares contained within the SPAC Units), all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no SPAC Ordinary Shares are held in the treasury of SPAC, and (iii) 9,400,000 SPAC Ordinary Shares are reserved for future issuance in respect of exercise of the SPAC Warrants at an exercise price of $11.50 per SPAC Ordinary Share.

(b)    As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share (the “Merger Sub Common Stock”). As of the date hereof, 1,000 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by SPAC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c)    All outstanding SPAC Units, SPAC Ordinary Shares and SPAC Warrants have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the SPAC Organizational Documents.

(d)    The Aggregate Transaction Consideration being delivered by SPAC hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the SPAC Organizational Documents. The Aggregate Transaction Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

(e)    Except for securities issued pursuant to the Subscription Agreement, securities issued by SPAC as permitted by this Agreement and the SPAC Warrants, and securities that may be issued by SPAC pursuant to the SPAC Unsecured Convertible Notes, SPAC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of SPAC or obligating SPAC to issue or sell any shares of capital stock of, or other equity interests in, SPAC. All SPAC Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither SPAC nor any subsidiary of SPAC is a party to, or otherwise bound by, and neither SPAC nor any subsidiary of SPAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. SPAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SPAC Ordinary Shares or any of the equity interests or other securities of SPAC or any of its subsidiaries. There are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Ordinary Shares. There are no outstanding contractual obligations of SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in any person.

Section 5.04    Authority Relative to This Agreement. Each of SPAC, and Merger Sub have all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of SPAC and Merger Sub and the consummation by each of SPAC and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of SPAC or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the approval and adoption of the SPAC Proposals by the SPAC Shareholders at the SPAC Shareholders’ Meeting and the filings required by applicable Law). This Agreement has been duly and validly executed and delivered by SPAC and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of SPAC or Merger Sub, enforceable against SPAC or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

Section 5.05    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of SPAC and Merger Sub do not, and the performance of this Agreement by each of SPAC and Merger Sub will not, (i) conflict with or violate the SPAC Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or

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violate any Law, rule, regulation, order, judgment or decree applicable to each of SPAC or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of SPAC or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of SPAC or Merger Sub is a party or by which each of SPAC or Merger Sub or any of their properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have an SPAC Material Adverse Effect.

(b)    The execution and delivery of this Agreement by each of SPAC and Merger Sub do not, and the performance of this Agreement by each of SPAC and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, the Cayman Islands Companies Act and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC or Merger Sub from performing its material obligations under this Agreement.

Section 5.06    Compliance. Neither SPAC nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to SPAC or Merger Sub or by which any property or asset of SPAC or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SPAC or Merger Sub is a party or by which SPAC or Merger Sub or any property or asset of SPAC or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have an SPAC Material Adverse Effect. Each of SPAC and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted, except, where the failure to have such material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority would not, individually or in the aggregate, have or reasonably be expected to have an SPAC Material Adverse Effect.

Section 5.07    SEC Filings; Financial Statements; Sarbanes-Oxley.

(a)    SPAC has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since July 15, 2021, together with any amendments, restatements or supplements thereto (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) (collectively, the “SPAC SEC Reports”). SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. To the knowledge of SPAC, each director and executive officer of SPAC has filed with the SEC on a timely basis all documents required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b)    Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate have, a SPAC Material Adverse Effect). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. No financial statements other than those of SPAC are required by GAAP to be included in the consolidated financial statements of SPAC.

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(c)    Except as and to the extent set forth in the SPAC SEC Reports, neither SPAC nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of SPAC’s and Merger Sub’s business.

(d)    SPAC is in compliance in all material respects with the applicable corporate governance rules and regulations of the Nasdaq Stock Exchange LLC (the “Nasdaq”).

(e)    SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Except as set forth in Section 5.07 of the SPAC Disclosure Schedule, such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(f)    SPAC maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements.

(g)    There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)    Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) except as set forth in Section 5.07 of the SPAC Disclosure Schedule, any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC that has not been remediated, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(i)    As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.08    Absence of Certain Changes or Events. Since July 15, 2021, except as expressly contemplated by this Agreement, (a) SPAC has conducted its business in the ordinary course and in a manner consistent with past practice, (b) there has not been any SPAC Material Adverse Effect and (c) none of SPAC and Merger Sub has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.02.

Section 5.09    Absence of Litigation. There is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, by any Governmental Authority. Neither SPAC nor any material property or asset of SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 5.10    Board Approval; Vote Required.

(a)    The SPAC Board, by resolutions duly adopted by either at least a majority of the directors voting at a meeting duly called and held or unanimous resolution of the directors, and not subsequently rescinded or modified in any way, has duly (i) approved the Domestication and the SPAC Certificate of Incorporation in the manner provided by the SPAC Articles and the Cayman Islands Companies Act, (ii) determined that this Agreement and the Transactions are fair to and in the best interests of SPAC and the SPAC Shareholders, (iii) approved and adopted this Agreement and the Transactions and declared their advisability and approved the

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payment of the Aggregate Transaction Consideration to the Company Stockholders pursuant to this Agreement and the other Transactions, (iv) recommended that the SPAC Shareholders approve and adopt this Agreement and the Transactions, and (v) directed that this Agreement and the Transactions be submitted for consideration by the SPAC Shareholders at the SPAC Shareholders’ Meeting.

(b)    The SPAC Board, by resolutions duly adopted by all of the directors voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous consent in lieu of a meeting, shall have adopted the Name Change Amendment prior to the due execution, acknowledgment and filing of the Name Change Amendment with the Secretary of State of the State of Delaware pursuant to Section 2.07.

(c)    The approval and adoption of the SPAC Proposals by a simple majority (or a majority of not less than two-thirds in respect of matters required to be passed by special resolutions under the Cayman Islands Companies Act and/or the SPAC Articles) of the issued and outstanding SPAC Ordinary Shares that are voted at the SPAC Shareholders’ Meeting is the only vote of the holders of any class or series of shares of SPAC necessary to adopt this Agreement and approve the Transactions (the “SPAC Required Shareholders Approval”).

(d)    The sole director of Merger Sub, by resolutions duly adopted by consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and adopted this Agreement and the Merger and declared their advisability, (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Merger and (iv) directed that this Agreement and the Transactions be submitted for consideration by the sole stockholder of Merger Sub.

(e)    The only vote of the holders of any class or series of capital stock of Merger Sub is necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.

Section 5.11    No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement. Except as contemplated by this Agreement, Merger Sub will have no material assets, liabilities or obligations at all times prior to the Effective Time.

Section 5.12    SPAC Material Contracts.

(a)    The SPAC SEC Reports include true, correct and complete copies of each material contract required to be filed with the SEC pursuant to Item 601(b)(10) of Regulation S-K or Item 1.01 of Form 8-K of the SEC to which SPAC or Merger Sub is party (the “SPAC Material Contracts”).

(b)    Each SPAC Material Contract is in full force and effect and, to the knowledge of SPAC, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by the Remedies Exceptions. True, correct and complete copies of all SPAC Material Contracts have been made available to the Company to the extent not filed with the SPAC SEC Reports.

Section 5.13    Brokers. Except for Roth Capital Partners, LLC, Craig-Hallum Capital Group, LLC and Needham & Company, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC or Merger Sub.

Section 5.14    SPAC Trust Fund. As of the date of this Agreement, SPAC has no less than $9,672,901 in the trust fund established by SPAC for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account at JPMorgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by CST (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of July 19, 2021, between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions, and no termination, repudiation, rescission, amendment, supplement or modification is contemplated as of the date of this Agreement. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or

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unwritten, express or implied): (i) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of SPAC, that would entitle any person (other than SPAC Shareholders who shall have elected to redeem their SPAC Ordinary Shares pursuant to the SPAC Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. As of the date hereof, there are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, SPAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to SPAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of SPAC due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to SPAC Shareholders who shall have exercised their Redemption Rights, (b)  with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement; and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Merger (including fees owed by SPAC to Roth Capital Partners, LLC, Needham & Company, LLC and Craig-Hallum Capital Group LLC, pursuant to that certain Letter Agreement, dated July 19, 2021, among Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC and SPAC and pursuant to that certain Letter Agreement, dated July 7, 2022, between Needham & Company, LLC and SPAC). As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Effective Time.

Section 5.15    Employees. Other than any officers as described in the SPAC SEC Reports, SPAC and Merger Sub have never employed any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any employee, officer or director. SPAC and Merger Sub have never and do not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements. Neither the execution and delivery of this Agreement nor the other Ancillary Agreements nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of SPAC, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the SPAC, Merger Sub or any affiliate being classified as an “excess parachute payment” under Section 280G of the Code or the imposition of any additional Tax under Section 409A(a)(1)(B) of the Code. There is no contract, agreement, plan or arrangement to which SPAC or Merger Sub is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person. No disclosure pursuant to Item 401(f) of Regulation S-K of the SEC would be required with respect to any current director or officer of SPAC.

Section 5.16    Taxes.

(a)    SPAC and Merger Sub (i) have duly and timely filed (taking into account any validly obtained extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are true, complete and accurate in all material respects; (ii) have timely paid all income and other material Taxes payable by SPAC or Merger Sub (whether or not shown on any Tax Return), except with respect to Taxes that are being contested in good faith and for which adequate reserves have been made in accordance with U.S. GAAP, and no material penalties or charges are due with respect to the late filing of any Tax Return of SPAC or Merger Sub; (iii) have not waived any statute of limitations with respect to income or other material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency in respect of income Taxes or other material amounts of Taxes; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of a income or other material amounts of Taxes or other material Tax matters pending or threatened in writing, in each case which has not been fully paid or resolved.

(b)    Neither SPAC nor Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than pursuant to commercial agreements entered into in the ordinary course of business the principal purposes of which do not relate to Taxes.

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(c)    No claim has been made in writing (nor to SPAC’s knowledge has any claim been made) by any Taxing authority in a jurisdiction in which SPAC or Merger Sub does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(d)    None of SPAC or Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or incorrect method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of application of Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale made on or prior to the Closing Date; (iv) any prepaid amount received or deferred revenue arising outside the ordinary course of business recognized on or prior to the Closing Date; or (v) any intercompany transactions or any excess loss account occurring or in existence prior to the Closing described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local or foreign Tax law).

(e)    SPAC and Merger Sub have withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(f)    Neither SPAC nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return.

(g)    Neither SPAC nor Merger Sub has any material liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)    Neither SPAC nor Merger Sub has any request for a material ruling in respect of Taxes pending between SPAC and/or Merger Sub, on the one hand, and any Tax authority, on the other hand.

(i)    Neither SPAC nor Merger Sub has within the last two years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)    Neither SPAC nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k)    Neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing any deficiency or claim for any income or other material Taxes of SPAC or Merger Sub that has not been fully resolved.

(l)    There are no Tax Liens upon any assets of SPAC or Merger Sub except for Permitted Liens.

(m)    Neither SPAC nor Merger Sub has any liability for a material amount of unpaid Taxes that has not been accrued for or reserved on the financial statements of SPAC, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of SPAC or Merger Sub in the ordinary course of business.

(n)    SPAC and Merger Sub have not taken any action, nor to the knowledge of SPAC are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Merger Intended Tax Treatment. SPAC and Merger Sub have not taken any action, nor to the knowledge of SPAC are there any facts or circumstances, that would reasonably be expected to prevent the Domestication from qualifying for the Domestication Intended Tax Treatment.

Section 5.17    Listing. As of the date of this Agreement and as of immediately prior to the Domestication Effective Time, (a) the issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “CLAYU,” (b) the issued and outstanding SPAC Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “CLAY” and (c) the issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “CLAYW.” As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by the Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Ordinary Shares, or SPAC Warrants or terminate the listing of SPAC on the Nasdaq. None of SPAC or any of its affiliates has

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taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Ordinary Shares, or the SPAC Warrants under the Exchange Act.

Section 5.18    SPAC’s and Merger Sub’s Investigation and Reliance. Each of SPAC and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by SPAC and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. SPAC, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Company and the Transactions. Neither SPAC nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to SPAC, Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company.

Section 5.19    Certain Business Practices. Since July 15, 2021, none of SPAC, Merger Sub, nor, to the SPAC’s knowledge, any directors or officers, agents or employees of SPAC or Merger Sub has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any payment in the nature of criminal bribery.

Section 5.20    Investment Company Act. Neither SPAC nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.21    Takeover Statutes and Charter Provisions. The SPAC Board has taken and will, immediately following the Domestication Effective Time, take all action necessary so that the restrictions on business combination set forth in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the Transactions, including the Merger and the issuance of SPAC Common Stock. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to SPAC or Merger Sub in connection with this Agreement, the Merger, the issuance of SPAC Common Stock or any of the other Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which SPAC or Merger Sub is subject, party or otherwise bound.

Section 5.22    Subscription Agreement. SPAC has delivered to the Company true, correct and complete copies of the Subscription Agreement (including any side letters or addendums thereto) that have been executed as of the date hereof pursuant to which the subscribers party thereto have committed, subject to the terms and conditions therein, to purchase shares of SPAC Class A Common Stock at a price of ten dollars ($10.00) per share. The Subscription Agreement executed as of the date hereof is in full force and effect and is legal, valid and binding upon SPAC, enforceable against SPAC in accordance with its terms (subject to the Remedies Exceptions). The Subscription Agreement executed as of the date hereof has not been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of SPAC, as of the date of this Agreement, no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement, to the knowledge of SPAC, the commitments contained in the Subscription Agreement executed as of the date hereof have not been withdrawn, terminated or rescinded by the subscribers party thereto in any respect. SPAC has, as of the date hereof, complied in all material respects with all of its obligations under the Subscription Agreement executed as of the date hereof. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreement executed as of the date hereof, other than as expressly set forth in such Subscription Agreement.

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ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01    Conduct of Business by the Company Pending the Merger.

(a)    The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, or (3) as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) COVID-19 Measures), unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed, it being agreed that, if SPAC does not respond to a Company request for consent under this Section 6.01 within forty-eight (48) hours, SPAC shall be deemed to have consented):

(i)    the Company shall conduct its business in the ordinary course of business and in a manner consistent with past practice; and

(ii)    the Company shall use its commercially reasonable efforts to preserve substantially intact the current business organization of the Company, to keep available the services of the current officers, key employees and consultants of the Company and to preserve intact the current business relationships and ongoing relationships of the Company with customers, Suppliers, joint venture partners, distributors, creditors, landlords and other business relations of the Company.

(b)    By way of amplification and not limitation, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, or (3) as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) COVID-19 Measures), the Company shall not, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld or delayed, it being agreed that, if SPAC does not respond to a Company request for consent under this Section 6.01 within forty-eight (48) hours, SPAC shall be deemed to have consented):

(i)    amend or otherwise change the Company Certificate of Incorporation or the Company’s bylaws or equivalent organizational documents;

(ii)    form or create any subsidiaries;

(iii)    issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company, except for the exercise or settlement of any Company Options, or (B) except in the ordinary course of business and in a manner consistent with past practice, any material assets of the Company;

(iv)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests;

(v)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities or other equity interests;

(vi)    (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $250,000; or (B) incur any indebtedness for borrowed money in excess of $250,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets;

(vii)    (A) grant any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company, other than increases in base compensation to employees or other individual service providers whose base compensation would not exceed, on an annualized basis, $150,000 or immaterial benefit increases on account of annual renewals of the Company’s health and welfare programs, (B) amend any existing Service Agreement with,

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or terminate or enter into any severance or termination agreement with, or grant any change of control or retention payments or benefits to, in each case, any current or former director, officer, employee or consultant whose base compensation would exceed, on an annualized basis, $150,000, or (C) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any current or former director, officer, employee or consultant of the Company, or (D) hire or otherwise enter into any new Service Agreement or similar arrangement with any person whose base compensation would exceed, on an annualized basis, $150,000;

(viii)    institute a layoff resulting in a mass layoff within the meaning of the WARN Act or any similar state Law;

(ix)    voluntarily recognize a labor union or similar organization or enter into a collective bargaining agreement or other labor union contract;

(x)    other than as required by Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule, grant any severance or termination pay to, any director, officer, or other employee of the Company;

(xi)    adopt, amend and/or terminate any Plan (or any arrangement that would be considered a Plan if in effect on the date hereof) except (x) as may be required by applicable Law or (y) in the event of annual renewals of health and welfare programs in the ordinary course and consistent with past practice;

(xii)    except in the ordinary course of business, make any material tax election, amend any income Tax Return or other material Tax Return or settle or compromise any material United States federal, state, local or non-United States income tax liability, in each case, that could reasonably be expected to have an adverse and material impact on the Company;

(xiii)    materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case in a manner that is adverse to the Company, taken as a whole;

(xiv)    (x) other than statutory expirations for registered Company IP permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, (y) fail to pay all required fees and taxes required or advisable to maintain and protect its interest in any material Company IP or (z) sell, assign, license or sublicense (other than nonexclusive licenses and sublicenses of Company IP granted in the ordinary course of business) any material item of Company IP;

(xv)    modify any privacy policy or the operation or security of any Business Systems in any manner that is materially adverse to the business of the Company, except as required by Privacy/Data Security Laws;

(xvi)    acquire any fee interest in real property;

(xvii)    waive, release, compromise, settle or satisfy any pending or threatened material claim or compromise or settle any liability, other than in the ordinary course of business or that do not exceed $250,000 in the aggregate;

(xviii)    enter into any material new line of business outside of the business currently conducted by the Company; or

(xix)    enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.02    Conduct of Business by SPAC and Merger Sub Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into the Subscription Agreement and other Financing Arrangements that are on mutually agreed terms and consummating the Domestication, the Private Placements and the transactions contemplated by such Financing Arrangements), set forth in Section 6.02 of the SPAC Disclosure Schedule or required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) COVID-19 Measures), SPAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned, it being agreed that, if the Company does not respond to a SPAC request for consent under this Section 6.02 within forty-eight (48) hours, the Company shall be deemed to have consented), the businesses of SPAC and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into the Subscription Agreement and other

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Financing Arrangements that are on mutually agreed terms and consummating the Domestication, the Private Placements and the transactions contemplated by such Financing Arrangements), as set forth in Section 6.02 of the SPAC Disclosure Schedule, or as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) COVID-19 Measures), neither SPAC nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned, it being agreed that, if the Company does not respond to a SPAC request for consent under this Section 6.02 within forty-eight (48) hours, the Company shall be deemed to have consented):

(a)    amend or otherwise change the SPAC Organizational Documents or the Merger Sub Organizational Documents or form any subsidiary of SPAC other than Merger Sub;

(b)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

(c)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Ordinary Shares or SPAC Warrants except for redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

(d)    issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of SPAC or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of SPAC or Merger Sub;

(e)    acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f)    incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;

(g)    make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h)    make any material Tax election or settle or compromise any material United States federal, state, local or non-United States income Tax liability, except in the ordinary course consistent with past practice;

(i)    liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC or Merger Sub;

(j)    amend the Trust Agreement or any other agreement related to the Trust Account; or

(k)    enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.03    Claims Against Trust Account. The Company acknowledges that SPAC is a special purpose acquisition company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read SPAC’s final prospectus, dated as of July 21, 2021 and other SPAC SEC Reports, the SPAC Organizational Documents and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public stockholders that disbursement from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the Merger and the other Transactions are not consummated by January 22, 2023 or such later date as approved by the shareholders of SPAC to complete a Business Combination, SPAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its affiliates) agrees that, notwithstanding any other provision contained in this

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Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company (on behalf of itself and its affiliates) hereby irrevocably waives any Claim they may have, now or in the future and will not seek recourse against the Trust Fund, any trustee of the Trust Account and SPAC for any reason whatsoever; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against SPAC, Merger Sub or any other person for legal relief against monies or other assets of SPAC or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its affiliates to induce SPAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its affiliates under applicable law. This Section 6.03 shall survive the termination of this Agreement for any reason.

ARTICLE VII.

ADDITIONAL AGREEMENTS

Section 7.01    Proxy Statement; Registration Statement.

(a)    As promptly as practicable after the execution of this Agreement and receipt of the PCAOB Audited Financials, (i) SPAC and the Company shall prepare and SPAC shall file with the SEC a proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the SPAC’s Shareholders with respect to the special meeting of SPAC’s Shareholders (the “SPAC Shareholders’ Meeting”) to be held to consider the approval and adoption of (1) this Agreement, the Merger and the other Transactions, (2) the Domestication, (3) the SPAC Certificate of Incorporation and the SPAC Bylaws, (4) the issuance of SPAC Common Stock as contemplated by this Agreement, (5) the Stock Incentive Plan and (6) any other proposals the parties deem necessary or desirable to effectuate the Transactions (collectively, the “SPAC Proposals”), (ii) the Company shall prepare an information statement, in a form reasonably acceptable to the SPAC, to be sent to the relevant Company Stockholders with respect to the action taken by certain of the Company Stockholders pursuant to the Written Consent (the “Information Statement”) which will contain the notices required by the DGCL, including Section 228(e) and Section 262(d)(2) of the DGCL, and (iii) SPAC and the Company shall prepare and SPAC shall file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of SPAC Common Stock to be issued in connection with this Agreement. The Company shall furnish all information concerning the Company as SPAC may reasonably request in connection with such actions and the preparation of the Proxy Statement and Registration Statement, including updates to the Required Financials as required prior to the effective date of the Registration Statement to address subsequent interim periods and to ensure compliance with PCAOB or AICPA requirements, as the case may be. SPAC and the Company each shall use their reasonable best efforts to (i) cause the Proxy Statement and the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to, and resolve all comments received from the SEC concerning the Proxy Statement and the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing with the SEC and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, SPAC shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of SPAC Common Stock, in each case to be issued in connection with this Agreement. As promptly as practicable after finalization of the Proxy Statement and effectiveness of the Registration Statement, the Company shall mail the Information Statement to the relevant Company Stockholders and SPAC shall mail the Proxy Statement to its stockholders. Each of SPAC and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Information Statement.

(b)    No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by SPAC or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). SPAC and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the SPAC Class A Common Stock to be issued in connection with this Agreement for offering or sale in any

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jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Proxy Statement or the Registration Statement and any amendment to the Proxy Statement or the Registration Statement filed in response thereto.

(c)    SPAC represents that the information supplied by SPAC for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, (iii) the time of the SPAC Shareholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to SPAC or Merger Sub, or their respective officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, SPAC shall promptly inform the Company. All documents that SPAC is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(d)    The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, (iii) the time of the SPAC Shareholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform SPAC. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

Section 7.02    SPAC Shareholders’ Meeting; and Merger Sub Stockholder’s Approval.

(a)    SPAC shall call, notice and hold the SPAC Shareholders’ Meeting in accordance with the SPAC Articles and applicable Law as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the SPAC Proposals, and SPAC shall use its reasonable best efforts to hold the SPAC Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. SPAC shall use its reasonable best efforts to obtain the approval of the SPAC Proposals at the SPAC Shareholders’ Meeting, including by soliciting from the SPAC Shareholders proxies as promptly as possible in favor of the SPAC Proposals, and shall take all other lawful action necessary or advisable to secure the SPAC Required Shareholders Approval. The SPAC Board shall recommend to the SPAC Shareholders that they approve the SPAC Proposals and shall include such recommendation in the Proxy Statement.

(b)    Promptly following the execution of this Agreement, SPAC shall approve and adopt this Agreement and approve the Merger and the other Transactions, as the sole stockholder of Merger Sub.

Section 7.03    Company Stockholders’ Written Consent. The Company shall seek the Company Stockholder Approval by consent in lieu of a meeting of Company Stockholders (the “Written Consent”) as soon as reasonably practicable, and in any event within eight (8) hours following the execution and delivery of this Agreement.

Section 7.04    Access to Information; Confidentiality.

(a)    From the date of this Agreement until the Effective Time or the earlier termination of this Agreement, the Company and SPAC shall (and shall cause their respective subsidiaries and instruct their respective Representatives to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof, provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company without the prior written consent of the Company; and (ii) furnish promptly

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to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, but without limiting the Company’s obligations under Section 7.08, neither the Company nor SPAC shall be required to provide access to or disclose information to the extent such party has been advised by legal counsel that the access or disclosure would (x) violate its obligations of confidentiality or similar legal restrictions with respect to such information, (y) jeopardize the protection of attorney-client privilege or (z) contravene applicable Law (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such inconsistency, conflict, jeopardy or contravention).

(b)    All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the non-disclosure agreement, dated April 29, 2022 (the “Confidentiality Agreement”), between SPAC and the Company.

(c)    Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

Section 7.05    Company Solicitation; Change in Recommendation.

(a)    From and after the date hereof and until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, the Company shall not and shall direct its Representatives not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal (each, a “Company Acquisition Agreement”) or any proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company shall and shall instruct its Representatives, to immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with a Company Acquisition Proposal, and the Company acknowledges that any action taken by it or any of its Representatives inconsistent with the restrictions set forth in this Section 7.05(a), whether or not such Representative is purporting to act on the Company’s behalf, shall be deemed to constitute a breach of this Section 7.05(a) by the Company. The Company also agrees that it will promptly request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date hereof.

(b)    Notwithstanding the first sentence of Section 7.05(a), prior to the receipt of the Written Consent, the Company Board, directly or indirectly through any Representative, may, subject to Section 7.05(c), (i) participate in negotiations or discussions with any person that has made (and not withdrawn) a bona fide, unsolicited Company Acquisition Proposal in writing that the Company Board reasonably determines in good faith, after consultation with outside legal counsel, constitutes or would reasonably be expected to result in a Company Superior Proposal, and (ii) thereafter furnish or provide access to such third party non-public information relating to the Company pursuant to an executed Acceptable Confidentiality Agreement (a copy of which shall be promptly (in all events within twenty-four (24) hours) provided to SPAC); provided, that the Company shall promptly provide to SPAC any material non-public information that is provided to any such person which has not previously been provided to SPAC.

(c)    The Company shall notify SPAC promptly (but in no event later than twenty-four (24) hours) after receipt by the Company or its Representatives of any Company Acquisition Proposal in writing, any inquiry in writing that would reasonably be expected to lead to a Company Acquisition Proposal or any written request for non-public information relating to the Company or for access to the business, properties, assets, personnel, books or records of the Company by any third party, in each case after the date hereof and until the Effective Date or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, and in connection with such third party’s consideration of acquiring the Company. In such notice, the Company shall identify the third party making any such

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Company Acquisition Proposal, indication or request and provide the details of the material terms and conditions of any such Company Acquisition Proposal, indication or request. The Company shall keep SPAC reasonably informed, on a current and prompt basis, of the status and material terms of any such Company Acquisition Proposal, indication or request, including the material terms and conditions thereof and any material amendments or proposed amendments thereto. The Company shall promptly provide SPAC copies of any nonpublic information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party in connection with such third party’s consideration of acquiring the Company to the extent such information has not been previously provided to SPAC. Notwithstanding the foregoing, the Company may inform any person making any Company Acquisition Proposal, any inquiry that would reasonably be expected to lead to a Company Acquisition Proposal or any request for non-public information relating to the Company or for access to the business, properties, assets, personnel, books or records of the Company, of the terms of this Section 7.05.

(d)    Except as set forth in this Section 7.05(d), neither the Company Board nor any committee thereof shall (i)(A) fail to make, change, withdraw, withhold, amend, modify or qualify, or publicly propose to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to SPAC or Merger Sub, the Company Board’s recommendation that the Company Stockholders approve and adopt this Agreement and the Merger, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the Company Stockholders any Company Acquisition Proposal or Company Superior Proposal (other than the Merger and the other Transactions), (ii) make any public statement inconsistent with the Company Board’s recommendation that the Company Stockholders approve and adopt this Agreement and the Merger, (iii) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”), or (iv) authorize, cause or permit the Company or any its Representatives to enter into any Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Written Consent, the Company Board may make a Company Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 9.01(i) to enter into a Company Acquisition Agreement with respect to a Company Acquisition Proposal only if the Company Board has reasonably determined in good faith, after consultation with its outside legal counsel, that (i) the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (ii) that such Company Acquisition Proposal constitutes a Company Superior Proposal; provided, however, that prior to taking such action, (A) the Company promptly notifies SPAC, in writing, at least three (3) Business Days (the “Company Notice Period”) before making a Company Adverse Recommendation Change or entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Company Superior Proposal, which notice shall (1) state expressly that the Company has received a Company Acquisition Proposal that the Company Board intends to declare a Company Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement, and (2) include a copy of the most current version of the proposed agreement relating to such Company Superior Proposal (which version shall be updated on a prompt basis, but in each case redacted as necessary to exclude the identity of the third party making such Company Superior Proposal), and a description of any financing commitments relating thereto, (B) the Company shall and shall instruct its Representatives to, during the Company Notice Period, negotiate with SPAC in good faith in respect of adjustments in the terms and conditions of this Agreement such that such Company Acquisition Proposal would cease to constitute a Company Superior Proposal, if SPAC, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Company Notice Period, there is any material revision to the terms of a Company Superior Proposal, including, any revision in price, the Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Company Notice Period subsequent to the time the Company notifies SPAC of any such material revision (it being understood that there may be multiple extensions)), and (C) following the end of such Company Notice Period (as extended pursuant to the preceding clause (B)) the Company Board determines in good faith, after consulting with its outside legal counsel, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal after taking into account any adjustments made by SPAC during the Company Notice Period in the terms and conditions of this Agreement; and provided, further, that the Company shall have complied with its obligations under this Section 7.05(d).

Section 7.06    Employee Benefits Matters.

(a)    SPAC shall, or shall cause the Surviving Corporation and each of its subsidiaries, as applicable, to provide the employees of the Company who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by SPAC or any of its subsidiaries (including, without limitation, any employee benefit plan as defined in Section 3(3) of ERISA and any vacation or other paid time-off program or policy) for service accrued or deemed accrued prior to the Effective Time with the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, SPAC shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by SPAC or any of its subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered

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dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, SPAC and the Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

(b)    SPAC shall, or shall cause the Surviving Corporation to, assume, honor and fulfill all of the Plans in accordance with their terms as in effect immediately prior to the Closing Date, as such Plans may be modified or terminated from time to time in accordance with their terms.

(c)    The provisions of this Section 7.06 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or shall require the Company, SPAC, the Surviving Corporation and each of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

Section 7.07    Directors’ and Officers’ Indemnification; D&O Tail.

(a)    The certificate of incorporation and bylaws of SPAC and the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law.

(b)    Each of SPAC and the Surviving Corporation shall purchase (which shall be paid for in full by the Company) and have in place at the Closing a “tail” or “runoff” policy (the “D&O Tail”) providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by the directors’ and officers’ liability insurance policies maintained by the Company or SPAC as of the Closing with respect to matters occurring prior to the Effective Time. The D&O Tail shall provide for terms with respect to coverage, deductibles and amounts that are no less favorable than those of the policy in effect immediately prior to the Effective Time for the benefit of the Company’s directors and officers and shall remain in effect for the six (6) years following the Closing.

Section 7.08    Notification of Certain Matters.

(a)    The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

(b)    Notwithstanding anything to the contrary in this Agreement (including anything set forth in Section 7.04), the Company shall give prompt written notice to SPAC, but in any event within no less than five (5) Business Days following such event, if (i) any Material Contract set forth in Sections 4.16(a)(i), (vii) or (xiv) of the Company Disclosure Schedule has been terminated (or such termination has been threatened) or any material modifications or amendments have been made to any Material Contract set forth in Sections 4.16(a)(i), (vii) or (xiv) of the Company Disclosure Schedule (or if any such material modification or amendment has been proposed); or (ii) there are any material discussions with personnel who have decision making authority or changes that would reasonably be expected to have an adverse impact on any of the Company's business relations or arrangements with any of the parties to any Material Contract set forth in Sections 4.16(a)(i), (vii) or (xiv) of the Company Disclosure Schedule. Notwithstanding anything to the contrary in this Agreement (including anything set forth in Section 7.04), if the Company reasonably determines in good faith on the advice of outside legal counsel that it is restricted by or prohibited under applicable confidentiality or similar undertakings or by applicable Law from providing any notice required to be delivered under this Section 7.08, the Company shall (A) notify SPAC or SPAC’s outside legal counsel of that fact and shall provide such notice and the grounds for such determination as shall be permitted under the circumstances, and (B) use its commercially reasonable efforts to cause such notice to be provided in a manner that would not be so restricted or prohibited.

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(c)    No notification given by the Company under this Section 7.08 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

Section 7.09    Further Action; Reasonable Best Efforts.

(a)    Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (and shall cause each of its affiliates to) use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws, including the proposed rules issued by the SEC on March 30, 2022 relating to certain aspects of initial public offerings by special purpose acquisition companies and their subsequent business combinations if such proposed rules are adopted by the SEC, as so adopted, or otherwise to consummate and make effective the Transactions as promptly as practicable, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b)    Each of the parties shall (and shall cause each of its affiliates to) keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions. Notwithstanding anything in this Section 7.09(b) or this Agreement to the contrary, the parties agree that Section 7.13 sets forth the sole obligations with respect to filings under the HSR Act or any other Antitrust Law of SPAC, Merger Sub, Sponsor and their Affiliates, (to the extent any such obligations exist), which shall be governed solely by Section 7.13.

Section 7.10    Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise required by applicable Law or the rules of Nasdaq, each of SPAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party; provided, however, that each of SPAC and the Company may make any such announcement or other communication (a) if such announcement or other communication is required by applicable Law or the rules of Nasdaq, in which case the disclosing party shall, to the fullest extent permitted by applicable Law, first allow the other party to review such announcement or communication and the opportunity to comment thereon and the disclosing party shall consider such comments in good faith, (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 7.10, and (c) to Governmental Authorities in connection with any consents, approvals and authorizations required to be made under this Agreement or in connection with the Transactions. Furthermore, nothing contained in this Section 7.10 shall prevent SPAC or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

Section 7.11    Tax Matters. SPAC and the Company intend that, for United States federal income Tax purposes, (a) the Domestication will qualify for the Domestication Intended Tax Treatment and (b) the Merger will qualify for the Merger Intended Tax Treatment. Neither the Company nor SPAC has taken or will take any action that would reasonably be expected to cause either (i) the Domestication to fail to qualify for the Domestication Intended Tax Treatment or (ii) the Merger to fail to qualify for the Merger Intended Tax Treatment. The Domestication and the Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of

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Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, including providing factual support letters.

Section 7.12    Stock Exchange Listing. SPAC will use its reasonable best efforts to cause the SPAC Class A Common Stock comprising the Closing Transaction Consideration issued in connection with the Transactions to be approved for listing on the Nasdaq at Closing and to cause the SPAC Class A Common Stock and SPAC Warrants issued to the stockholders and warrantholders of SPAC pursuant to the Domestication to be approved for listing on the Nasdaq from and after the Domestication. During the period from the date hereof and until the Closing, SPAC shall use its reasonable best efforts to keep the SPAC Units, SPAC Ordinary Shares and SPAC Warrants listed for trading on the Nasdaq.

Section 7.13    Clearances and Approvals.

(a)    To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, or lessening of competition through merger or acquisition, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly (i) and no later than fifteen (15) Business Days from the date of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice, any notification form required pursuant to the HSR Act in connection with the Transactions and (ii) no later than twenty (20) Business Days from the date of this Agreement, make any required filing, notice, or application under other Antitrust Laws. The parties hereto agree to use reasonable best efforts to supply, as promptly as reasonably practicable, any additional information and documentary material that may be requested pursuant to Antitrust Laws and to use reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act, provided that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.13 or any other provision of this Agreement shall require SPAC, Merger Sub, Sponsor or any of their affiliates or Subsidiaries (including, for purposes of this sentence, the Sponsor and any investment funds or investment vehicles affiliated with, or managed or advised by, the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment fund or investment vehicle), to, and the Company shall not, without the prior written consent of SPAC, agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of SPAC, the Company, or any of their respective Subsidiaries or Affiliates, or any interests therein.

(b)    Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any material communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any substantive meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority provided, however, that any information or materials provided to or received by any party under this Section 7.13 or any other section of this Agreement may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries or other competitively sensitive material, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, and that the parties may, as each deems advisable, reasonably designate any material or information provided to or received by any party under this Section 7.13 as “outside counsel only material.” Materials designated “outside counsel only” under this Section 7.13 shall be given only to the designated legal counsel of the recipient and shall not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c)    No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The parties hereto further covenant and

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agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 7.14    Required Financials. The Company shall use commercially reasonable efforts to (A) deliver true, correct and complete copies of (i) the audited consolidated balance sheet of the Company as of September 30, 2021 and September 30, 2022, and the related audited consolidated statements of income of the Company for such years, each audited in accordance with the auditing standards of the PCAOB, together with an unqualified audit report thereon from the Company’s independent public accountants (collectively, the “PCAOB Audited Financials”), (ii) the unaudited consolidated balance sheet of the Company as of the last day of each subsequent fiscal quarter of the Company ending at least forty-five (45) days prior to the filing of the Registration Statement, and the related unaudited consolidated statements of income and cash flows of the Company for the fiscal quarter and year-to-date period ended as of each such date (and for the comparable periods in the prior fiscal year), or otherwise required by the rules and regulations of the SEC governing the Registration Statement, in each case reviewed by the Company’s independent public accountants in accordance with AS 4105, Reviews of Interim Financial Information (the “Company Unaudited Financials”), (iii) any historical financial statements of any persons acquired or to be acquired by the Company required by Rule 3-05 of Regulation S-X of the SEC or otherwise required by the rules and regulations of the SEC governing the Registration Statement (in the case of any such financial statements required to be audited, each audited in accordance with the auditing standards of the AICPA, together with an unqualified audit report thereon from the Company’s independent auditors) (the “Acquired Company Financials”) and (iv) any unaudited pro forma financial statements required by Regulation S-X of the SEC to be included in the Registration Statement (the “Pro Forma Financials” and, together with the PCAOB Audited Financials, the Company Unaudited Financials, the Acquired Company Financials, the “Required Financials”) not later than December 15, 2022, and (B) make any necessary amendments, restatements or revisions to the Required Financials such that they remain Compliant through the date of completion of the offering pursuant to the Registration Statement and completion of the Private Placements and the transactions contemplated by any other Financing Arrangements.

Section 7.15    Exclusivity. From and after the date hereof and until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, SPAC shall not take, nor shall it permit any of its affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than the Company, its stockholders and/or any of their affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination transaction (a “Business Combination Proposal”) other than with the Company, its stockholders and its affiliates and Representatives. SPAC shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 7.16    Trust Account. As of the Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in Articles will be terminated and SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of SPAC by reason of the consummation of the Merger or otherwise, and no SPAC Shareholder shall be entitled to receive any amount from the Trust Account. At least forty-eight (48) hours prior to the Effective Time, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC (to be held as available cash on the balance sheet of SPAC, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

Section 7.17    Private Placements; Financing Arrangements.

(a)    SPAC shall use its commercially reasonable efforts to consummate the Private Placements in accordance with the terms of the Subscription Agreement and to seek and consummate additional Financing Arrangements after the date of this Agreement; provided that SPAC shall not, without the prior written consent of the Company, amend or waive any provision of the Subscription Agreement if amendment or waiver (i) would materially delay the occurrence of the Closing, (ii) adds or imposes new conditions or amends the existing conditions to the consummation of the Private Placements or (iii) is adverse to the interests of the Company in any material respect.

(b)    The Company shall and shall use its commercially reasonable efforts to cause its Representatives to provide customary cooperation and information that is customary and reasonably requested by SPAC in connection with the Private Placements and any

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Financing Arrangements, the Proxy Statement and the Registration Statement, including: (i) providing reasonable and customary assistance to SPAC in the preparation of customary offering and marketing documents and investor presentations (and any supplements thereto); (ii) cooperating with customary due diligence, including participating in a reasonable number of due diligence sessions, and reasonably cooperating with the customary marketing efforts of SPAC; (iii) assisting in the preparation for and participating (and using commercially reasonable efforts to cause senior management and representatives of the Company to participate) in a reasonable number of investor meetings, calls, presentations, road shows, due diligence sessions (including accounting due diligence sessions) and drafting sessions, in each case, upon reasonable advance notice and at mutually agreeable locations (which may be virtual) dates and times; (iv) assisting SPAC with its preparation of projections and pro forma financial information (including pro forma financial statements) of the type customarily included in offering documents or marketing materials; and (v) causing the Company’s independent auditors to (A) furnish customary consents for use of their auditor opinions in any materials, (B) provide, consistent with customary practice, customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company as reasonably requested by SPAC or as necessary or customary and (C) attend a reasonable number of accounting due diligence sessions and drafting sessions. Prior to Closing, the Company shall cooperate in good faith with SPAC and its Representatives to solicit, or assist in the solicitation of, at least ten million dollars ($10,000,000) in Financing Arrangements which take the form of equity investments from Company Investors.

Section 7.18    Stock Incentive Plan. Prior to the Effective Time, SPAC shall approve and adopt, subject to approval of the stockholders of SPAC: (a) a new equity incentive plan (the “Stock Incentive Plan”), which shall provide for awards for a number of shares of SPAC Class A Common Stock equal to (i) ten percent (10%) of the number of shares of SPAC Common Stock issued and outstanding as of immediately following the Effective Time (subject to the limitations set forth in the Stock Incentive Plan), plus (ii) any unissued shares of SPAC Class A Common Stock subject to any SPAC Option and any SPAC RSU that are canceled, forfeited or otherwise expires, which share reserve will automatically increase on the first day of each fiscal year of SPAC beginning with the 2023 fiscal year through and including the first day of the 2032 fiscal year by a number of shares equal to the lesser of (A) five percent (5%) of the shares of SPAC Common Stock issued and outstanding on the first day of the applicable fiscal year and (B) such smaller number of shares as determined by the SPAC Board; and (b) an employee stock purchase plan (the “Employee Stock Purchase Plan”) in such form as is mutually agreed to in writing by SPAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable), which Employee Stock Purchase Plan will provide for a number of shares of SPAC Class A Common Stock reserved for issuance pursuant to the plan equal to three percent (3%) of the SPAC Common Stock issued and outstanding as of immediately following the Effective Time, which share reserve will automatically increase on the first day of each fiscal year of SPAC beginning with the 2023 fiscal year through and including the first day of the 2032 fiscal year by a number of shares equal to the lesser of (i) one percent (1%) of the shares of SPAC Common Stock issued and outstanding on the first day of the applicable preceding fiscal year and (ii) such smaller number of shares as determined by the SPAC Board. As soon as reasonably practicable following the expiration of the sixty (60)-day period following the date SPAC has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, SPAC shall file a registration statement on Form S-8 (or other applicable form) with respect to SPAC Common Stock issuable under the Stock Incentive Plan and the Employee Stock Purchase Plan.

Section 7.19    SPAC Extension. SPAC shall prepare and file with the SEC a proxy statement (as such filing is amended or supplemented, the “Extension Proxy Statement”), for the purpose of amending the SPAC Organizational Documents and the Trust Agreement, in each case, to extend the time period for SPAC to consummate a business combination from January 22, 2023 to July 22, 2023 (such date as is ultimately approved at the SPAC Extension Shareholder Meeting, the “Extension Date” and such proposal, the “Extension Proposal”). SPAC shall comply in all material respects with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Organizational Documents and this Agreement in the preparation, filing and distribution of the Extension Proxy Statement, if any, any solicitation of proxies thereunder, the holding of a meeting of SPAC Shareholders to consider and vote on the Extension Proposal (the “SPAC Extension Shareholder Meeting”) and the Redemption Rights related thereto and making appropriate filings with the Registrar of Companies of the Cayman Islands. Section 7.01(b)-(d) and Section 7.02 shall apply mutatis mutandis to the Extension Proxy Statement, Extension Proposal, SPAC Extension Approval and SPAC Extension Shareholder Meeting, including with respect to the actions to be taken by the SPAC Board.

Section 7.20    Company Stockholder Litigation. Prior to the Effective Time, the Company shall give SPAC prompt notice (and in any event within twenty-four (24) hours of the Company’s becoming aware) of any pending, or threatened in writing, litigation related to this Agreement, the Merger or the other Transactions, or otherwise alleging a breach of fiduciary duty by or other malfeasance of an officer or director of the Company, brought by or on behalf of any Company Stockholder against any party hereto or any director or executive officer of any party hereto (“Company Stockholder Litigation”). The Company shall keep SPAC reasonably informed with respect to the status of any such Company Stockholder Litigation. The Company shall give SPAC the opportunity, at its own cost and expense, to participate in the defense of any Company Stockholder Litigation with legal counsel of its own choosing. Notwithstanding anything to the contrary set forth herein, the Company shall not settle or agree to settle any Company

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Stockholder Litigation without SPAC’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.21    EMI Transaction. Without the prior consent of SPAC (not to be unreasonably withheld, delayed or conditioned), the Company shall not: (a) determine that the conditions to closing specified in Section 6.1 of the EMI Agreement (the “EMI Closing Conditions”) have been satisfied, (b) waive compliance with any agreements or any EMI Closing Conditions contained in the EMI Agreement, whether or not such waivers are material to the SPAC or the Company, (c) amend, supplement or modify the EMI Agreement, whether or not such amendments, supplements or modifications are material to the SPAC or the Company, (d) terminate the EMI Agreement or (e) extend the “Termination Date” (i.e., March 31, 2023) set forth in Section 8.1(c) of the EMI Agreement. With respect to the EMI Agreement, the Company shall (i) keep SPAC reasonably informed with respect to the status of the Company’s ongoing diligence in connection with the EMI Agreement, (ii) give SPAC the opportunity to participate in any due diligence calls in connection with the EMI Agreement, (iii) make available to SPAC all material due diligence memorandum prepared by the Company’s counsel in connection with such due diligence investigation in connection with the EMI Agreement and (iv) take such other actions as are specified on Section 7.21 of the Company Disclosure Schedule.

ARTICLE VIII.

CONDITIONS TO THE MERGER

Section 8.01    Conditions to the Obligations of Each Party. The obligations of the Company, SPAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)    Written Consent. The Written Consent shall have been received by the Company.

(b)    SPAC Shareholders’ Approval. The SPAC Proposals shall have been approved and duly adopted by the SPAC Required Shareholders Approval at the SPAC Shareholders’ Meeting.

(c)    No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(d)    Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required under any other applicable Antitrust Laws shall have been obtained.

(e)    Consents. All consents, approvals and authorizations set forth on Section 8.01(e) of the Company Disclosure Schedule shall have been obtained from and made with all Governmental Authorities.

(f)    Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(g)    SPAC Assets. SPAC shall have at least $5,000,001 of net tangible assets after giving effect to the Private Placements in accordance with the terms of the Subscription Agreement and following the exercise of the Redemption Rights by SPAC Shareholders in accordance with the SPAC Articles.

(h)    SPAC Extension Approval. If the Closing Date is after January 22, 2022, the SPAC Extension Approval shall have been obtained in accordance with Section 7.19.

Section 8.02    Conditions to the Obligations of SPAC and Merger Sub. The obligations of SPAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)    Representations and Warranties. The representations and warranties of the Company contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.04 (Authority Relative to this Agreement), Section 4.08(c) (Absence of

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Certain Changes or Events) and Section 4.23 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.03 (Capitalization), shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b)    Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)    Officer Certificate. The Company shall have delivered to SPAC a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d).

(d)    Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e)    Resignation. Other than those persons identified as continuing directors on Exhibit G, all members of the Company Board shall have executed written resignations effective as of immediately prior to the Effective Time.

(f)    FIRPTA Tax Certificates. On or prior to the Closing, the Company shall deliver to SPAC a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by SPAC with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

(g)    Registration Rights and Lock-Up Agreement. The parties to the Registration Rights and Lock-Up Agreement (other than the SPAC and the Sponsor) shall have executed and delivered to the SPAC the Registration Rights and Lock-Up Agreement.

(h)    PCAOB Audited Financials. The PCAOB Audited Financials shall have been delivered to SPAC in form and substance reasonably satisfactory to the SPAC, including, without limitation, together with an unqualified audit report thereon from the Company’s independent public accountants.

(i)    No Pending Company Stockholder Litigation Litigation. There shall not be pending, or threatened in writing, any Company Stockholder Litigation.

Section 8.03    Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)    Representations and Warranties. The representations and warranties of SPAC and Merger Sub contained in Section 5.01 (Corporation Organization), Section 5.04 (Authority Relative to this Agreement), Section 5.08(b) (Absence of Certain Changes or Events) and Section 5.13 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of SPAC and Merger Sub contained in Section 5.03 (Capitalization) shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of SPAC and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such

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earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in an SPAC Material Adverse Effect.

(b)    Agreements and Covenants. SPAC and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)    Officer Certificate. SPAC shall have delivered to the Company a certificate, dated the date of the Closing, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d)    Stock Exchange Listing. The SPAC Class A Common Stock (i) comprising the Closing Transaction Consideration to be issued pursuant to this Agreement and the SPAC Class A Common Stock to be issued in connection with the transactions contemplated by the Subscription Agreement and (ii) issued to the stockholders of SPAC pursuant to the Domestication shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof.

(e)    Domestication. The Domestication shall have been duly completed.

(f)    Resignations. The officers of SPAC and the members of the SPAC Board set forth on Schedule B shall have executed written resignations effective as of immediately prior to the Effective Time.

(g)    Available Cash. The amount of Closing Available Cash shall be no less than fifty million dollars ($50,000,000) (the condition described in this Section 8.03(g), the “Minimum Cash Condition”), and SPAC shall have made appropriate arrangements for any cash and cash equivalents held by it comprising Closing Available Cash to be released to, or as directed by, the Company at Closing; provided, that, at least thirty million dollars ($30,000,000) of the funds comprising the Minimum Cash Condition shall be funded pursuant to the Subscription Agreement or pursuant to agreements that contain terms that are substantially identical to, or no less favorable to the Company when compared to, the terms of the Subscription Agreement (for the avoidance of doubt, agreements contemplating debt or convertible debt shall not be considered to be on terms that are substantially identical to, or no less favorable to the Company when compared to, the terms of the Subscription Agreement); provided, further, that the cash amount (the “Required Cash Amount”) comprising the Minimum Cash Condition shall be reduced by an amount (the “Reduction Amount”) equal to five million dollars ($5,000,000) less any amount that is funded on or before the Closing Date, or irrevocably committed to be funded on or before the Closing Date, in each case, by the Company’s directors, officers and current stockholders and their respective affiliates, associates and family members (collectively, “Company Investors”). For the avoidance of doubt, as a result of the immediately preceding sentence, the Reduction Amount shall not exceed five million dollars ($5,000,000). By way of example, if prior to the Closing Date, the Company Investors fund or commit to fund four million dollars ($4,000,000), then the Reduction Amount would be one million dollars ($1,000,000), so that the Required Cash Amount would equal forty-nine million dollars ($49,000,000).

(h)    Registration Rights and Lock-Up Agreement. SPAC and Sponsor shall have executed and delivered to the other parties thereto the Registration Rights and Lock-Up Agreement.

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

Section 9.01    Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the Company Stockholders or SPAC, as follows:

(a)    by mutual written consent of SPAC and the Company; or

(b)    by either SPAC or the Company if the Effective Time shall not have occurred prior to (i) the Extension Date or, (ii) if no SPAC Extension Approval is obtained, January 22, 2023 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date; or

(c)    by either SPAC or the Company if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has

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become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Merger; or

(d)    by either SPAC or the Company if any of the SPAC Proposals shall fail to receive the SPAC Required Shareholders Approval at the SPAC Shareholders’ Meeting or any adjournment or postponement thereof; or

(e)    by SPAC if the Company Board or a committee thereof, prior to obtaining the Written Consent, shall have made a Company Adverse Recommendation Change; or

(f)    by SPAC if the Company shall have failed to deliver the Written Consent to SPAC within eight (8) hours following the execution and delivery of this Agreement; or

(g)    by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and SPAC and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company, SPAC may not terminate this Agreement under this Section 9.01(g) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by SPAC to the Company; or

(h)    by the Company upon a breach of any representation, warranty, covenant or agreement on the part of SPAC and Merger Sub set forth in this Agreement, or if any representation or warranty of SPAC and Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SPAC Breach”); provided that the Company has not waived such Terminating SPAC Breach and the Company is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SPAC Breach is curable by SPAC and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(h) for so long as SPAC and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to SPAC; or

(i)    by the Company, at any time prior to receipt of the Written Consent, in connection with entering into a Company Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.05(d); or

(j)    by the Company if the SPAC Board shall have publicly withdrawn, modified or changed, in a manner that is adverse to the Company, its recommendation to its stockholders to approve the SPAC Proposals; or

(k)    by the Company if the SPAC Extension Approval is not obtained in accordance with Section 7.19; or

(l)    by SPAC if the PCAOB Audited Financials have not been delivered to SPAC, in form and substance reasonably satisfactory to the SPAC, on or before December 15, 2022; provided, that (i) SPAC shall promptly notify the Company in writing, at least five (5) Business Days before terminating this Agreement pursuant to this Section 9.01(l), of its intention to take such action, and (ii) SPAC shall not exercise its right to terminate this Agreement pursuant to this Section 9.01(l) on or after the date of the initial public filing of the Registration Statement with the SEC; or

(m)    by SPAC if any Company Stockholder Litigation is commenced or threatened in writing at any time prior to the Effective Time.

Section 9.02    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become null and void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.02, Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful material breach of this Agreement by a party hereto.

Section 9.03    Expenses. Except as otherwise provided in this Agreement, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Domestication, the Merger or any other Transaction is consummated, except that (a) SPAC shall be solely responsible for all (i) expenses relating to all SEC and other regulatory filing fees incurred in connection with the Transactions, (ii) expenses incurred in connection with preparing the

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Registration Statement and Proxy Statement, (iii) expenses incurred in connection with any filings with or approvals from the Nasdaq in connection with the Transactions and (iv) any transfer Taxes or Tax reimbursement payment arising in connection with the Transactions, and (b) SPAC and the Company shall each pay one-half of all expenses relating to the filing fee for the Notification and Report Forms filed under the HSR Act.

Section 9.04    Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time; provided, however, that any amendment to this Agreement made subsequent to the adoption of this Agreement by the Company Stockholders shall not (a) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of Company Common Stock, Company Founder Preferred Stock or Company Series A Preferred Stock, (b) alter or change any term of the certificate of incorporation of SPAC or the Surviving Corporation to be effected by the Merger or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of shares of Company Common Stock, Company Founder Preferred Stock or Company Series A Preferred Stock. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05    Waiver. At any time prior to the Effective Time, (i) SPAC may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of SPAC or Merger Sub, (b) waive any inaccuracy in the representations and warranties of SPAC or Merger Sub contained herein or in any document delivered by SPAC and/or Merger Sub pursuant hereto and (c) waive compliance with any agreement of SPAC or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X.

GENERAL PROVISIONS

Section 10.01    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to SPAC or Merger Sub:

Chavant Capital Acquisition Corp.

c/o Chavant Capital Partners LLC

445 Park Avenue, 9th floor

New York, New York 10022

Attention: Jiong Ma

Email: [****]

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Ben Schaye; John C. Ericson; Mark Brod

Email: ben.schaye@stblaw.com; jericson@stblaw.com;mbrod@stblaw.com if to the Company:

Mobix Labs, Inc.

15420 Laguna Canyon Rd., suite 100

Irvine, CA 92618

Attention: Keyvan Samini

Email: [****]

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with a copy to:

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, New York 10022

Attention: Alan I. Annex; Raymond A. Lee

Email: annexa@gtlaw.com; leer@gtlaw.com

Section 10.02    Non-survival of Representations, Warranties and Covenants. Except in the case of claims against a party in respect of such party’s fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing,(b) this Article X and (c) any corresponding definitions set forth in Article I.

Section 10.03    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04    Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

Section 10.05    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.07 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 10.06    Governing Law; Arbitration. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without regard to conflict of laws principles. All Actions arising out of or relating to this Agreement, or the enforcement, breach, termination or validity thereof (each, a “Dispute”), including the determination of the scope or applicability of this Section 10.06, shall be exclusively and irrevocably submitted to final and binding arbitration in Wilmington, Delaware, before three (3) neutral and impartial arbitrators. The arbitration shall be administered by the American Arbitration Association ("AAA") pursuant to the Expedited Procedures set forth in its Commercial Arbitration Rules, as in effect on the date hereof. The parties hereto shall appoint three (3) arbitrators within fifteen (15) days of a demand for arbitration. If three (3) arbitrators are not appointed within such fifteen (15)-day period, the arbitrators shall be appointed by AAA in accordance with its Commercial Arbitration Rules, as in effect on the date hereof. The arbitrators shall designate the place and time of the hearing. The award, which shall set forth the arbitrators’ findings of fact and conclusions of law, shall be filed with AAA and mailed to the parties no later than thirty (30) days after the close of the arbitration hearing. The arbitration award shall be final and binding on the parties and not subject to appeal or “collateral attack”. Judgment upon the arbitration award may be entered in any federal or state court having jurisdiction thereof. Notwithstanding the foregoing, recognizing the irreparable damage will result to the parties in the event of the breach or threatened breach of any of the covenants hereof and that the parties' remedies at law for any such breach or threatened breach will be inadequate, the parties shall be entitled to an injunction, including a mandatory injunction, to be issued by any court of competent jurisdiction ordering compliance with this Agreement or enjoining and restraining such breach.

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Section 10.07    Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

Section 10.08    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.09    Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.10    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties hereto shall, to the fullest extent permitted by applicable Law, be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any federal court located in the State of Delaware or any other Delaware state Court without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereto hereby further waives, to the fullest extent permitted by applicable Law, (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.11    Legal Representation.

(a)    SPAC hereby agrees on behalf of its directors, members, partners, officers, employees and affiliates (including after the Closing, the Company and its subsidiaries), and each of their respective successors and assigns (all such parties, the “SPAC Waiving Parties”), that Greenberg Traurig, LLP may represent the Company or its subsidiaries or any of their respective directors, managers, members, partners, officers, employees or Affiliates, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of the Company or its subsidiaries or other SPAC Waiving Parties, and each of SPAC and the Company on behalf of itself and the SPAC Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. SPAC and the Company acknowledge that the foregoing provision applies whether or not Greenberg Traurig, LLP provides legal services to any of the Company and its subsidiaries after the Closing Date.

(b)    The Company hereby agrees on behalf of its directors, managers, members, partners, officers, employees and affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that Simpson Thacher & Bartlett LLP may represent Sponsor or any of their respective directors, members, partners, officers, employees or affiliates, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of SPAC or other Company Waiving Parties, and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company acknowledges that the foregoing provision applies whether or not Simpson Thacher & Bartlett LLP provides legal services to SPAC or Sponsor after the Closing Date.

Section 10.12    No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 10.11 are intended to be for the benefit of, and enforceable by the former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, affiliates, Representatives, and each of their respective successors and assigns of the parties hereto and each such Person shall be a third-party beneficiary of this Section 10.11. This Section 10.11 shall be binding on all successors and assigns of parties hereto.

[Signature Page Follows.]

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IN WITNESS WHEREOF, SPAC, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHAVANT CAPITAL ACQUISITION CORP.

By	/s/ Jiong Ma
Name:	Jiong Ma
Title:	Chief Executive Officer

CLAY MERGER SUB II, INC.

By	/s/ Jiong Ma
Name:	Jiong Ma
Title:	Director

MOBIX LABS, INC.

By	/s/ Keyvan Samini
Name:	Keyvan Samini
Title:	President and Chief Financial Officer

[Signature Page to Business Combination Agreement]

Annex A-2

AMENDMENT NO. 1

TO THE

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”), dated as of April 7, 2023, to the Business Combination Agreement, dated as of November 15, 2022 (the “Original Agreement”), is by and among Chavant Capital Acquisition Corp., an exempted company incorporated under the Laws of the Cayman Islands (“SPAC”), CLAY Merger Sub II, Inc., a Delaware corporation (“Merger Sub”), and Mobix Labs, Inc., a Delaware corporation (the “Company”). Each of SPAC, Merger Sub and the Company will individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms not otherwise defined in this Amendment have the meanings given such terms in the Original Agreement.

WHEREAS, Section 9.04 of the Original Agreement provides for the amendment of the Original Agreement at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of the Parties;

WHEREAS, the Company Board has unanimously (a) determined that this Amendment, the Original Agreement, as amended by this Amendment, and the Merger are fair to and in the best interests of the Company and its stockholders and (b) has recommended the approval and adoption of the Original Agreement, as amended by this Amendment, and the Merger by the Company Stockholders;

WHEREAS, pursuant to that certain Subscription Agreement, dated as of November 15, 2022 (the “Subscription Agreement”), by and among SPAC, Company and ACE SO4 Holdings Limited, the undersigned subscriber (the “Subscriber”), Subscriber has provided its prior written consent to this Amendment;

WHEREAS, the Parties desire to amend the Original Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

1.	Amend the definition of “Aggregate Transaction Consideration”. The definition of “Aggregate Transaction Consideration” is hereby amended and restated in its entirety to read as follows:

““Aggregate Transaction Consideration” means a number of shares of SPAC Common Stock equal to (a) the quotient obtained by dividing (i) the Company Value by (ii) ten dollars ($10.00) plus (b) a number of shares of SPAC Class A Common Stock equal to (i) the Per Share Exchange Ratio multiplied by (ii) the number of shares of Post-March 26 Financing Securities plus (c) the number of shares of SPAC Class A Common Stock comprising the Earnout Shares.”

2.	Amend the definition of “Company Fully-Diluted Number”. The definition of “Company Fully-Diluted Number” is hereby amended and restated in its entirety to read as follows:

““Company Fully-Diluted Number” means the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Company Common Stock into which the shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time could be converted into in accordance with the Company Certificate of Incorporation (without regard to whether such shares of Company Preferred Stock may then be converted in accordance with the Company Certificate of Incorporation), (c) the aggregate number of shares of Company Common Stock issuable upon exercise of the Company In-the-Money Vested Options, (d) the aggregate number of shares of Company Common Stock issuable upon exercise of the Company Options that are not Company In-the-Money Vested Options, (e) the aggregate number of shares of Company Common Stock issuable upon vesting and settlement of the Company RSUs, (f) the aggregate number of shares of Company Common Stock issuable upon exercise of the Company Warrants and (g) the aggregate number of shares of Company Common Stock issuable

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upon exercise of the Company Convertible Instruments; provided, however, that the Company Fully-Diluted Number shall not include shares of Post-March 26 Financing Securities.”

3.	Amend the definition of “Per Share Exchange Ratio”. The definition of “Per Share Exchange Ratio” is hereby amended and restated in its entirety to read as follows:

““Per Share Exchange Ratio” means the number obtained by dividing twenty-three million, five hundred thousand (23,500,000) by the Company Fully-Diluted Number.”

4.	Add the definition of “Post-March 26 Financing Securities”. The following definition of “Post-March 26 Financing Securities” is hereby added to Section 1.01 of the Original Agreement:

““Post-March 26 Financing Securities” means any shares of (i) Company Common Stock or (ii) Company Common Stock issuable upon exercise or conversion of Company Warrants, Company Convertible Instruments or convertible debt, in each case, where such securities were issued for cash and in accordance with Sections 6.01(b)(iii) and (xix), as a result of, or in connection with, any private placement entered into by the Company after March 26, 2023.”

5.	Add Section 6.01(b)(xix). The following new Section 6.01(b)(xix) is hereby added to the Original Agreement and the existing Section 6.01(b)(xix) is hereby renumbered as Section 6.01(b)(xx):

“use the proceeds of the issuance of any Post-March 26 Financing Securities for any purpose other than to finance the ongoing business operations of the Company or to pay transaction expenses; or”

6.	Amend Section 9.01(b). Section 9.01(b) of the Original Agreement is hereby amended and restated in its entirety to read as follows:

“by either SPAC or the Company if the Effective Time shall not have occurred prior to November 22, 2023 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date; or”

ARTICLE II

MISCELLANEOUS

7.

No Further Amendment. Except as expressly amended hereby, the Original Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Original Agreement or any of the documents referred to therein.

8.

Effect of Amendment. This Amendment shall form a part of the Original Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the Parties, any reference to the Original Agreement shall be deemed a reference to the Original Agreement as amended hereby.

9.

Choice of Law. This Amendment shall be governed by, and construed and enforced in accordance with the laws of the State of State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

10.

Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

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11.

Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

12.

Miscellaneous. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Amendment. This Amendment is not assignable by any of the Parties. The headings of the various sections of this Amendment have been inserted for reference only and shall not be deemed to be a part of this Amendment.

[Signature page follows]

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Agreed to and accepted this

7th day of April 2023

CHAVANT CAPITAL ACQUISITION CORP.

By:	/s/ Dr. Jiong Ma
Name: Dr. Jiong Ma
Title: Chief Executive Officer

CLAY MERGER SUB II, INC.

By:	/s/ Dr. Jiong Ma
Name: Dr. Jiong Ma
Title: Director

MOBIX LABS, INC.

By:	/s/ Keyvan Samini
Name: Keyvan Samini
Title: President and Chief Financial Officer

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Annex B-1

CERTIFICATE OF INCORPORATION

OF

CHAVANT CAPITAL ACQUISITION CORP.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do hereby execute this certificate of incorporation and do hereby certify as follows:

FIRST. The name of the corporation is Chavant Capital Acquisition Corp. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the “DGCL”).

FOURTH.

A.    Authorized Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is [•] million ([•]) shares, divided into three (3) classes as follows: (i) [•] million ([•]) shares of Class A Common Stock, $0.00001 par value per share (the “Class A Common Stock”); (ii) [•] million ([•]) shares of Class B Common Stock, $0.00001 par value per share (the “Class B Common Stock”); and (iii) [•] million ([•]) shares of Preferred Stock, $0.00001 par value per share (the “Preferred Stock”).

B.    Class A Common Stock. The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of Class A Common Stock are as follows (references to Sections in this Article FOURTH Part B without reference to this Article FOURTH Part B are to Sections of this Article FOURTH Part B):

1.    Ranking. Except as otherwise provided by applicable law or by or pursuant to the provisions of this certificate of incorporation of the Corporation (including any certificate filed with the Secretary of State of the State of Delaware establishing a series of Preferred Stock) (as the same may be amended or amended and restated from time to time, this “Certificate of Incorporation”), outstanding shares of Class A Common Stock shall have the same powers, if any, and the same preferences and relative, participating, optional, special and other rights, if any, and the same qualifications, limitations and restrictions, if any, as, and be identical in all respects as to all matters to, the Class B Common Stock.

2.    Voting Rights. Except as otherwise provided by applicable law or the rules or regulations of any stock exchange applicable to the Corporation or by or pursuant to the provisions of this Certificate of Incorporation, including, without limitation, Article FOURTH Part C, (a) the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall vote together as a single class on all matters submitted to a vote of the stockholders of the Corporation and (b) each holder of outstanding shares of Class A Common Stock, as such, shall be entitled to one (1) vote for each outstanding share of Class A Common Stock held of record by such holder; provided, however, that the number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the DGCL, without the separate vote of the holders of outstanding shares of Class A Common Stock voting separately as a single class.

3.    Dividend and Distribution Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, each holder of outstanding shares of Class A Common Stock, as such, shall be entitled to receive dividends or distributions when, as and if declared thereon by the Board of Directors of the Corporation (the “Board of Directors”) in its discretion; provided, however, that, to the fullest extent permitted by applicable law, no dividend or distribution shall be declared and paid or set apart for payment on outstanding shares of Class A Common Stock unless there shall also be or have been declared and paid or set apart for payment on outstanding shares of Class B Common Stock, the same dividend or distribution; provided, further, that, to the fullest extent permitted by applicable law, immediately following the payment of such dividend or distribution, the then outstanding shares of Class A Common Stock shall have, in the aggregate, the same

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proportionate share ownership and voting power relative to the then outstanding shares of Class B Common Stock as the outstanding shares of Class A Common Stock immediately prior to the payment of such dividend or distribution had to the outstanding shares of Class B Common Stock immediately prior to the payment of such dividend or distribution. Notwithstanding the foregoing provisions of this Section 3, if a dividend or distribution of shares of Class A Common Stock or Rights (as defined below) to acquire shares of Class A Common Stock is declared and paid or set apart for payment on outstanding shares of Class A Common Stock, a dividend or distribution of an equal number of shares of Class B Common Stock or Rights to acquire shares of Class B Common Stock shall be declared and paid or set apart for payment on outstanding shares of Class B Common Stock on similar terms and vice versa, such that, to the fullest extent permitted by applicable law, immediately following the payment of such dividend or distribution, the then outstanding shares of Class A Common Stock shall have, in the aggregate, the same proportionate share ownership and voting power relative to the then outstanding shares of Class B Common Stock as the outstanding shares of Class A Common Stock immediately prior to the payment of such dividend or distribution had to the outstanding shares of Class B Common Stock immediately prior to the payment of such dividend or distribution.

4.    Subdivisions, Combinations or Reclassifications. The outstanding shares of Class A Common Stock shall not be subdivided, combined or reclassified, whether by amendment, merger, consolidation or otherwise, unless the outstanding shares of Class B Common Stock are concurrently therewith proportionately subdivided, combined or reclassified, whether by amendment, merger, consolidation or otherwise, in a manner that maintains, in the aggregate, immediately following such subdivision, combination or reclassification, the same proportionate share ownership and voting power between the outstanding shares of Class A Common Stock, on the one hand, and the outstanding shares of Class B Common Stock, on the other hand, as was in effect immediately prior to such subdivision, combination or reclassification.

5.    Liquidation, Dissolution or Winding Up. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of outstanding shares of Class A Common Stock and the holders of outstanding shares of Class B Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of outstanding shares of Class A Common Stock and the number of outstanding shares of Class B Common Stock, respectively, held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale, lease, exchange or other disposition of all or substantially all of the Corporation’s property and assets (which shall not, in fact, result in the liquidation, dissolution or winding up of the Corporation and the distribution of the Corporation’s property and assets to its stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 5.

6.    Change of Control Transaction. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any Change of Control Transaction (as defined below) or any merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4, the holders of outstanding shares of Class A Common Stock and the holders of outstanding shares of Class B Common Stock shall share, ratably in proportion to the number of outstanding shares of Class A Common Stock and the number of outstanding shares of Class B Common Stock, respectively, held by them, in: (a) in the case of a Change of Control Transaction described in clause (i) of the definition thereof, the aggregate consideration payable to the Corporation in connection with such Change of Control Transaction; (b) in the case of a Change of Control Transaction described in clause (ii) of the definition thereof, the aggregate consideration payable to the holders of shares of capital stock of the Corporation in connection with the conversion or exchange of such shares upon such Change of Control Transaction; (c) in the case of a Change of Control Transaction described in clause (iii) of the definition thereof, the consideration receivable upon the conversion or exchange of such shares in connection with such Change of Control Transaction; and (d) in the case of any merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4, the aggregate consideration payable to the holders of shares of capital stock of the Corporation in connection with the conversion or exchange of such shares upon such merger or consolidation; provided, however, that for the avoidance of doubt, the aggregate consideration (i) payable to the holders of shares of capital stock of the Corporation in connection with the conversion or exchange of such shares upon a Change of Control Transaction described in clause (ii) of the definition thereof, (ii) receivable upon the conversion or exchange of such shares in connection with a Change of Control Transaction described in clause (iii) of the definition thereof and (iii) payable to the holders of shares of capital stock of the Corporation in connection with the conversion or exchange of such shares upon a merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4, in each case, shall not include any consideration payable to or receivable, as applicable, by a holder of shares of capital stock of the Corporation pursuant to any employment, consulting, severance or similar service arrangement entered into in good faith and not with the purpose of avoiding ratable treatment of the holders of outstanding shares of Class A Common Stock and the holders of outstanding shares of Class B Common Stock in proportion to the number of outstanding shares of Class A Common Stock and the number of outstanding shares of Class B Common Stock, respectively, held by them; provided, further,

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that the holders of outstanding shares of Class B Common Stock and outstanding shares of Class A Common Stock shall be required to receive Differential Consideration (as defined below) in connection with a Change of Control Transaction described in clause (iii) of the definition thereof and in connection with a merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4, and may receive Differential Consideration in connection with a Change of Control Transaction described in clause (i) or clause (ii) of the definition thereof.

7.    Protective Provisions. For so long as any shares of Class A Common Stock shall remain outstanding, the Corporation shall not, either directly or indirectly, whether by amendment, merger, consolidation or otherwise, do any of the following without the prior vote or consent of the holders of at least a majority of the voting power of the shares of Class A Common Stock then outstanding, voting or consenting separately as a single class, and any such act or transaction entered into without such vote or consent shall be null and void ab initio and have no force and effect:

(a)    Amend, alter or repeal any provision of this Certificate of Incorporation, if such amendment, alteration or repeal would alter or change the powers (including voting powers), if any, or the preferences or relative, participating, optional, special rights or other rights, if any, or the qualifications, limitations or restrictions, if any, of the shares of Class A Common Stock so as to affect them adversely; and

(b)    Amend, alter or repeal any provision of this Certificate of Incorporation, if such amendment, alteration or repeal would alter or change the powers (including voting powers), if any, or the preferences or relative, participating, optional, special or other rights, if any, or the qualifications, limitations or restrictions, if any, of the shares of Class B Common Stock, in a manner that would increase or improve the powers, preferences or rights of the Class B Common Stock relative to the Class A Common Stock.

C.     Class B Common Stock. The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of Class B Common Stock are as follows (references to Sections in this Article FOURTH Part C without reference to this Article FOURTH Part C are to Sections of this Article FOURTH Part C):

1.    Ranking. Except as otherwise provided by applicable law or by or pursuant to the provisions of this Certificate of Incorporation, outstanding shares of Class B Common Stock shall have the same powers, if any, and the same preferences and relative, participating, optional, special and other rights, if any, and the same qualifications, limitations and restrictions, if any, as, and be identical in all respects as to all matters to, the Class A Common Stock.

2.    Voting Rights.

(a)    General. Except as otherwise provided by applicable law or the rules or regulations of any stock exchange applicable to the Corporation or by or pursuant to the provisions of this Certificate of Incorporation, including, without limitation, Article FOURTH Part B, (a) the holders of shares of Class B Common Stock and the holders of shares of Class A Common Stock shall vote together as a single class on all matters submitted to a vote of the stockholders of the Corporation and (b) each holder of outstanding shares of Class B Common Stock, as such, shall be entitled to ten (10) votes for each outstanding share of Class B Common Stock held of record by such holder.

(b)    Class B Directors. For so long as any shares of Class B Common Stock shall remain outstanding, the holders of a majority of the voting power of the shares of Class B Common Stock then outstanding, voting or consenting together as a single class, shall be entitled to, at any meeting of the holders of outstanding shares of Class B Common Stock held for the election of directors or by consent in lieu of a meeting of the holders of outstanding shares of Class B Common Stock, (i) elect three (3) members of the Board of Directors (collectively, the “Class B Directors” and each, a “Class B Director”), (ii) remove from office any Class B Director, and (iii) fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director; provided, however, if the holders of shares of Class B Common Stock, voting or consenting together as a single class, fail to elect a sufficient number of directors to fill the directorships for which they are entitled to elect directors pursuant to this Section 2(b), then any directorship not so filled shall remain vacant until such time as such directorship shall be filled in accordance with this Section 2(b), and no such directorship may be filled by stockholders of the Corporation other than the holders of shares of Class B Common Stock, voting or consenting together as a single class. For purposes of this Section 2(b), each holder of outstanding shares of Class B Common Stock, as such, shall be entitled to one (1) vote for each outstanding share of Class B Common Stock held of record by such holder.

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(c)    Action by Consent. Notwithstanding Article SEVENTH, any action required or permitted to be taken at any meeting of the holders of shares of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of shares of Class B Common Stock then outstanding having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock then outstanding were present and voted and shall be delivered to the Corporation in accordance with the DGCL. Prompt notice of the taking of corporate action without a meeting by less than unanimous consent of the holders of shares of Class B Common Stock then outstanding shall, to the extent required by applicable law, be given to those holders of shares of Class B Common Stock who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation in accordance with the DGCL.

3.    Dividend and Distribution Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, each holder of outstanding shares of Class B Common Stock, as such, shall be entitled to receive dividends or distributions when, as and if declared thereon by the Board of Directors in its discretion; provided, however, that, to the fullest extent permitted by applicable law, no dividend or distribution shall be declared and paid or set apart for payment on outstanding shares of Class B Common Stock unless there shall also be or have been declared and paid or set apart for payment on outstanding shares of Class A Common Stock, the same dividend or distribution; provided, further, that, to the fullest extent permitted by applicable law, immediately following the payment of such dividend or distribution, the then outstanding shares of Class B Common Stock shall have, in the aggregate, the same proportionate share ownership and voting power relative to the then outstanding shares of Class A Common Stock as the outstanding shares of Class B Common Stock immediately prior to the payment of such dividend or distribution had to the outstanding shares of Class A Common Stock immediately prior to the payment of such dividend distribution. Notwithstanding the foregoing provisions of this Section 3, if a dividend or distribution of shares of Class B Common Stock or Rights to acquire shares of Class B Common Stock is declared and paid or set apart for payment on outstanding shares of Class B Common Stock, a dividend or distribution of an equal number of shares of Class A Common Stock or Rights to acquire shares of Class A Common Stock shall be declared and paid or set apart for payment on outstanding shares of Class A Common Stock on similar terms and vice versa, such that, to the fullest extent permitted by applicable law, immediately following the payment of such dividend or distribution, the then outstanding shares of Class B Common Stock shall have, in the aggregate, the same proportionate share ownership and voting power relative to the then outstanding shares of Class A Common Stock as the outstanding shares of Class B Common Stock immediately prior to the payment of such dividend or distribution had to the outstanding shares of Class A Common Stock immediately prior to the payment of such dividend or distribution.

4.    Subdivisions, Combinations or Reclassifications. The outstanding shares of Class B Common Stock shall not be subdivided, combined or reclassified, whether by amendment, merger, consolidation or otherwise, unless the outstanding shares of Class A Common Stock are concurrently therewith proportionately subdivided, combined or reclassified, whether by amendment, merger, consolidation or otherwise, in a manner that maintains, in the aggregate, immediately following such subdivision, combination or reclassification, the same proportionate share ownership and voting power between the outstanding shares of Class B Common Stock, on the one hand, and the outstanding shares of Class A Common Stock, on the other hand, as was in effect immediately prior to such subdivision, combination or reclassification.

5.    Liquidation, Dissolution or Winding Up. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of outstanding shares of Class B Common Stock and the holders of outstanding shares of Class A Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of outstanding shares of Class B Common Stock and the number of outstanding shares of Class A Common Stock, respectively, held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale, lease, exchange or other disposition of all or substantially all of the Corporation’s property and assets (which shall not, in fact, result in the liquidation, dissolution or winding up of the Corporation and the distribution of the Corporation’s property and assets to its stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 5.

6.    Change of Control Transaction. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any Change of Control Transaction or any merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4, the holders of outstanding shares of Class B Common Stock and the holders of outstanding shares of Class A Common Stock shall share, ratably in proportion to the number of outstanding shares of Class B Common Stock and the number of outstanding shares of Class A Common Stock, respectively, held by them, in: (a) in the case of a Change of Control Transaction described in clause (i) of the definition thereof, the aggregate consideration payable to the Corporation in connection with such Change of Control Transaction; (b) in the case of a Change of Control Transaction described in clause (ii) of the definition thereof, the aggregate consideration payable to the holders of

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shares of capital stock of the Corporation in connection with the conversion or exchange of such shares upon such Change of Control Transaction; (c) in the case of a Change of Control Transaction described in clause (iii) of the definition thereof, the consideration receivable upon the conversion or exchange of such shares in connection with such Change of Control Transaction; and (d) in the case of any merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4, the aggregate consideration payable to the holders of shares of capital stock of the Corporation in connection with the conversion or exchange of such shares upon such merger or consolidation; provided, however, that for the avoidance of doubt, the aggregate consideration (i) payable to the holders of shares of capital stock of the Corporation in connection with the conversion or exchange of such shares upon a Change of Control Transaction described in clause (ii) of the definition thereof, (ii) receivable upon the conversion or exchange of such shares in connection with a Change of Control Transaction described in clause (iii) of the definition thereof and (iii) payable to the holders of shares of capital stock of the Corporation in connection with the conversion or exchange of such shares upon a merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4, in each case, shall not include any consideration payable to or receivable, as applicable, by a holder of shares of capital stock of the Corporation pursuant to any employment, consulting, severance or similar service arrangement entered into in good faith and not with the purpose of avoiding ratable treatment of the holders of outstanding shares of Class B Common Stock and the holders of outstanding shares of Class A Common Stock in proportion to the number of outstanding shares of Class B Common Stock and the number of outstanding shares of Class A Common Stock, respectively, held by them; provided, further, that the holders of outstanding shares of Class B Common Stock and outstanding shares of Class A Common Stock shall be required to receive Differential Consideration in connection with a Change of Control Transaction described in clause (iii) of the definition thereof and in connection with a merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4, and may receive Differential Consideration in connection with a Change of Control Transaction described in clause (i) or clause (ii) of the definition thereof.

7.    Protective Provisions. For so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, either directly or indirectly, whether by amendment merger or consolidation or otherwise, do any of the following without the prior vote or consent of the holders of at least a majority of the voting power of the shares of Class B Common Stock then outstanding, voting or consenting separately as a single class, and any such act or transaction entered into without such vote or consent shall be null and void ab initio and have no force and effect:

(a)    Amend, alter or repeal any provision of this Certificate of Incorporation, if such amendment, alteration or repeal would alter or change the powers (including voting powers), if any, or the preferences or relative, participating, optional, special rights or other rights, if any, or the qualifications, limitations or restrictions, if any, of the shares of Class B Common Stock so as to affect them adversely; and

(b)    Amend, alter or repeal any provision of this Certificate of Incorporation, if such amendment, alteration or repeal would alter or change the powers (including voting powers), if any, or the preferences or relative, participating, optional, special or other rights, if any, or the qualifications, limitations or restrictions, if any, of the shares of Class A Common Stock, in a manner that would increase or improve the powers, preferences or rights of the Class A Common Stock relative to the Class B Common Stock.

8.    Conversion.

(a)    Voluntary Conversion. Each outstanding share of Class B Common Stock may, at the option of the holder thereof, exercisable at any time upon written notice to the Corporation as provided in this Section 8(a), be converted into one (1) fully-paid and non-assessable share of Class A Common Stock. Any holder of an outstanding share of Class B Common Stock desiring to convert such share into a share of Class A Common Stock as aforesaid shall (i) deliver written notice to the Corporation specifying the number of outstanding share(s) of Class B Common Stock to be converted and (ii) surrender the certificate(s) representing the outstanding share(s) of Class B Common Stock to be converted, duly indorsed for transfer to the Corporation, in each case, at the principal executive office of the Corporation or the office of any transfer agent for the Class B Common Stock.

(b)    Automatic Conversion Upon the Conversion Event. Each outstanding share of Class B Common Stock shall be automatically, without further action by the holder thereof, be converted into one (1) fully-paid and non-assessable share of Class A Common Stock upon the Conversion Event (as defined below).

(c)    Automatic Conversion Upon a Disposition. An outstanding share of Class B Common Stock shall be automatically, without further action by the holder thereof, be converted into one (1) fully-paid and non-assessable share of Class A Common

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Stock upon the Disposition (as defined below) of such share of Class B Common Stock other than to a Permitted Transferee (as defined below).

(d)    Mechanics of Conversion. Before any holder of outstanding share(s) of Class B Common Stock shall be entitled to receive certificate(s) representing the share(s) of Class A Common Stock into which such share(s) of Class B Common Stock shall have been converted pursuant to this Section 8, such holder shall have surrendered the certificate(s) therefor, duly indorsed for transfer to the Corporation, at the principal executive office of the Corporation or the office of any transfer agent for the Class B Common Stock. The Corporation shall, as soon as practicable after such conversion and surrender, issue and deliver at such office to such holder, or the nominee(s) of such holder, certificate(s) representing the number of shares of Class A Common Stock to which such holder shall be entitled pursuant to this Section 8, and the certificate(s) representing the share(s) of Class B Common Stock so surrendered shall be cancelled. In the event that there shall have been surrendered certificate(s) representing outstanding shares of Class B Common Stock, only a portion of which shall been converted pursuant to Section 8(a) or Section 8(c), as applicable, then the Corporation shall also issue and deliver to such holder, or the nominee(s) of such holder, certificate(s) representing the number of outstanding shares of Class B Common Stock which shall not have been converted pursuant to Section 8(a) or Section 8(c), as applicable. A conversion of outstanding share(s) of Class B Common Stock pursuant to Section 8(a) shall be deemed to have been made at 5:00 p.m. New York City time on the date of the surrender of the certificate(s) representing shares of Class B Common Stock to be converted, subject to the prior or contemporaneous delivery of the written notice of such holder’s election to convert required by Section 8(a), and the individual(s) or entit(ies) entitled to receive the shares of Class A Common Stock issuable upon a conversion of share(s) of Class B Common Stock pursuant to Section 8(a) shall be treated for all purposes as the record holder(s) of such share(s) of Class A Common Stock as of such date.

(e)    Reservation of Shares of Class A Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the outstanding shares of Class B Common Stock pursuant to this Section 8, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all of the then outstanding shares of Class B Common Stock into shares of Class A Common Stock pursuant to this Section 8.

(f)    Status of Converted, Repurchased or Otherwise Acquired Shares of Class B Common Stock. If any share of Class B Common Stock is converted, repurchased or otherwise acquired by the Corporation in any manner whatsoever, the share of Class B Common Stock so converted, repurchased or otherwise acquired shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such conversion, repurchase or acquisition and shall not be reissued as a share of Class B Common Stock. Upon the retirement and cancellation of any share of Class B Common Stock converted, repurchased or otherwise acquired by the Corporation in any manner whatsoever, and upon the taking of any other action required by applicable law, the number of authorized shares of Class B Common Stock shall be reduced accordingly or, if such retired shares constitute all of the authorized shares of Class B Common Stock, all reference to Class B Common Stock shall be eliminated from this Certificate of Incorporation.

9.    Restrictions on the Disposition of Shares of Class B Common Stock.

(a)    Disposition. Upon a Disposition of an outstanding share of Class B Common Stock other than to the Corporation or a Permitted Transferee, such share shall automatically be converted into one (1) fully-paid and non-assessable share of Class A Common Stock as provided in Section 8(c). To the fullest extent permitted by applicable law, the Corporation shall not register the Disposition of a share of Class B Common Stock other than in the name of the Corporation or a Permitted Transferee.

(b)    Legend. Each certificate representing one or more shares of Class B Common Stock or notice given pursuant to Section 151(f) of the DGCL with respect to one or more uncertificated shares of Class B Common Stock, as applicable, shall bear a legend substantially in the following form (or in such other form as the Board of Directors shall adopt by resolution or resolutions):

SHARES OF CLASS B COMMON STOCK ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND REGISTRATION OF TRANSFER AS SET FORTH IN THE CERTIFICATE OF INCORPORATION OF MOBIX LABS, INC., A DELAWARE CORPORATION (AS THE SAME MAY BE AMENDED OR AMENDED AND RESTATED), WHICH IS ON FILE WITH SAID CORPORATION.

(c)    Issuance. To the fullest extent permitted by applicable law, the Corporation shall not issue a share of Class B Common Stock other than to a Permitted Transferee in accordance with Section 3 or Section 4 of Article FOURTH Part B or Section 3 or Section 4.

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10.    Certificated or Uncertificated Shares of Class B Common Stock or Class A Common Stock.

(a)    Class B Common Stock. If at any time the Board of Directors shall have adopted a resolution or resolutions providing that shares of Class B Common Stock shall be uncertificated shares, such resolution or resolutions shall not apply to a share of Class B Common Stock represented by a certificate until such certificate is surrendered to the Corporation, and, from and after the effectiveness of such resolution or resolutions as to a share of Class B Common Stock, (i) provisions of this Certificate of Incorporation requiring the surrender of a certificate or certificates representing or formerly representing such shares by a holder to the Corporation shall instead require the delivery of an instruction with a request to register the transfer of such shares to the Corporation and (ii) provisions of this Certificate of Incorporation requiring the delivery of a certificate or certificates representing such shares by the Corporation shall instead require the delivery of the notice contemplated by Section 151(f) of the DGCL.

(b)    Class A Common Stock. If at any time the Board of Directors shall have adopted a resolution or resolutions providing that shares of Class A Common Stock shall be uncertificated shares, such resolution or resolutions shall not apply to a share of Class A Common Stock represented by a certificate until such certificate is surrendered to the Corporation, and, from and after the effectiveness of such resolution or resolutions as to a share of Class A Common Stock, provisions of this Certificate of Incorporation requiring the delivery of a certificate or certificates representing such shares by the Corporation shall instead require the delivery of the notice contemplated by Section 151(f) of the DGCL.

D.    Definitions.

(a)    “Business Combination Agreement” means the Business Combination Agreement, dated as of November 15, 2022, by and among Chavant Capital Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands, CLAY Merger Sub II, Inc., a Delaware corporation, and Mobix Labs, Inc., a Delaware corporation, as amended or amended and restated.

(b)    “Change of Control Transaction” means: (i) the sale, lease, exchange or other disposition of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any Subsidiary (as defined below)) (which shall not, in fact, result in the liquidation, dissolution or winding up of the Corporation and the distribution of the Corporation’s property and assets to its stockholders), provided, however, that any such sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any Subsidiary or Subsidiaries shall not be deemed to be a “Change of Control Transaction”; (ii) the merger, consolidation, business combination or other similar transaction involving the Corporation with any other entity (which shall not, in fact, result in the liquidation, dissolution or winding up of the Corporation and the distribution of the Corporation’s property and assets to its stockholders), provided, however, that any such merger, consolidation, business combination or other similar transaction involving the Corporation that would result in (A) the voting securities of the Corporation outstanding immediately prior to such merger, consolidation, business combination or other similar transaction involving the Corporation continuing to represent (either by remaining outstanding or by being converted into or exchanged for voting securities of the surviving entity or its parent) (x) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation, the surviving entity or its parent and (y) more than fifty percent (50%) of the total number of outstanding voting securities of the Corporation, the surviving entity or its parent, in each case, as outstanding immediately after such merger, consolidation, business combination or other similar transaction involving the Corporation, and (B) the stockholders of the Corporation immediately prior to such merger, consolidation, business combination or other similar transaction involving the Corporation owning voting securities of the Corporation, the surviving entity or its parent immediately following such merger, consolidation, business combination or other similar transaction involving the Corporation in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to such merger, consolidation, business combination or other similar transaction involving the Corporation shall not be deemed to be a “Change of Control Transaction”; and (iii) the recapitalization, reorganization or other similar transaction involving the Corporation (which shall not, in fact, result in the liquidation, dissolution or winding up of the Corporation and the distribution of the Corporation’s property and assets to its stockholders), provided, however, that any such recapitalization, reorganization or other similar transaction involving the Corporation that would result in (A) the voting securities of the Corporation outstanding immediately prior to such recapitalization, reorganization or other similar transaction involving the Corporation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) (x) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and (y) more than fifty percent (50%) of the total number of outstanding shares of capital stock of the Corporation, in each case, as outstanding immediately after such recapitalization, reorganization or other similar transaction involving the Corporation, and (B) the stockholders of the Corporation immediately prior to such recapitalization, reorganization or other similar transaction involving the Corporation continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following

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such recapitalization, reorganization or other similar transaction involving the Corporation in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to such recapitalization, reorganization or other similar transaction involving the Corporation shall not be deemed to be a “Change of Control Transaction.”

(c)    “Closing Date” means the “Closing Date” as defined in the Business Combination Agreement.

(d)    “Code” means the Internal Revenue Code of 1986, as amended.

(e)    “Control” and “Controlled” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a corporation, partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, syndicate, trust, joint venture, association, unincorporated organization or other entity, whether through ownership of voting securities or other interests, by contract or otherwise.

(f)    “Conversion Event” means 5:00 p.m. New York City time on the first trading day (on the primary stock exchange on which shares of any class or series of capital stock of the Corporation are then listed) after the seventh (7th) anniversary of the Closing Date.

(g)    “Differential Consideration” shall mean the only differences between the per share consideration payable to or receivable by the holders of outstanding shares of Class B Common Stock, on the one hand, and the holders of the outstanding shares of Class A Common Stock, on the other hand, are that (i) any securities payable to or receivable by a holder of an outstanding share of Class B Common Stock, on the one hand, shall have ten (10) times the voting power of any securities payable to or receivable by a holder of an outstanding share of Class A Common Stock, on the other hand, and (ii) any securities payable to or receivable by a holder of an outstanding share of Class B Common Stock, on the one hand, shall have the powers, if any, and the preferences and relative, participating, optional, special and other rights, if any, and the qualifications, limitations and restrictions, if any, relative to the powers, if any, and the preferences and relative, participating, optional, special and other rights, if any, and the qualifications, limitations and restrictions, if any, of the securities payable to or receivable by a holder of an outstanding share of Class A Common Stock, on the other hand, that an outstanding share of Class B Common Stock had to an outstanding share of Class A Common Stock immediately prior to such a Change of Control Transaction or any merger or consolidation of the Corporation with or into any other entity that is not a Change of Control Transaction and is not governed by Section 4 of Article FOURTH Part B or Section 4 of this Article FOURTH Part C.

(h)    “Disposition” means, with respect to any outstanding share of Class B Common Stock, any sale, assignment, transfer, conveyance or other disposition thereof or any legal or beneficial interest therein, in each case, whether voluntary or by operation of applicable law; provided, however, that the following shall not be considered a Disposition:

(i)    Any grant of a revocable proxy by a holder of an outstanding share or shares of Class B Common Stock to any individual or entity instructing such individual or entity how to vote such shares in connection with (A) actions to be taken at a specific annual or special meeting of stockholders of the Corporation or (B) any other specific action of the stockholders of the Corporation permitted by this Certificate of Incorporation;

(ii)    Any entering into of a voting trust, agreement or arrangement (with or without granting a proxy) by a holder of an outstanding share or shares of Class B Common Stock solely with one or more other holders of an outstanding share or shares Class B Common Stock, which voting trust, agreement or arrangement does not involve any payment of cash, securities or other property to any holder of an outstanding share or shares of Class B Common Stock subject thereto other than the mutual promise to vote such holders’ outstanding share or shares of Class B Common Stock in a designated manner;

(iii)    Any pledge by a holder of an outstanding share or shares of Class B Common Stock that creates a mere security interest in such share or shares pursuant to a bona fide loan or indebtedness transaction; provided that the holder of such share or shares of Class B Common Stock continues to exercise sole Voting Control (as defined below) over such share or shares; provided, further, that a foreclosure on such share or shares of Class B Common Stock or other similar action by the pledgee of such share or shares shall constitute a Disposition unless such foreclosure or similar action qualifies as a Disposition to a Permitted Transferee at such time;

(iv)    (A) The sale, assignment, transfer, conveyance or other disposition by a holder of an outstanding share or shares of Class B Common Stock to a grantor retained annuity trust (a “GRAT”), the trustee of which GRAT is (I) a Permitted Transferee, (II) Members of the Immediate Family of a Permitted Transferee, (III) a professional in the business of providing trustee services,

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including private professional fiduciaries, trust companies, accounting, legal or financial advisors or bank trust departments, (IV) an employee of the Corporation or a member of the Board of Directors or (V) solely in the case of any such trust established by an individual grantor, any other bona fide trustee; (B) a change in trustee for such a GRAT from an individual or entity identified in the foregoing subclauses (I) through (V) to another individual or entity identified in the foregoing subclauses (I) through (V); and (C) the distribution of such shares of Class B Common Stock from such GRAT to a Permitted Transferee (provided, however, that the distribution of an outstanding share or shares of Class B Common Stock to any beneficiary of such GRAT other than a Permitted Transferee shall constitute a Disposition);

(v)    The transfer by a holder of an outstanding share or shares of Class B Common Stock of custody over such share or shares to a broker (as a nominee) or other nominee for so long as a Permitted Transferee retains (A) sole Voting Control, (B) sole dispositive power over such share or shares of Class B Common Stock and (C) all of the economic consequences of ownership of such share or shares of Class B Common Stock;

(vi)    The entering into of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act, with a broker (as a nominee) or other nominee; provided, however, that a sale of (or agreement to sell) an outstanding share or shares of Class B Common Stock pursuant to such plan shall constitute a “Disposition” at the time of such sale (or agreement to sell); and

(vii)    Solely and exclusively in connection with a Change of Control Transaction, except as otherwise provided in clause (i) or clause (ii) above, (A) the entering into by a holder of an outstanding share or shares of Class B Common Stock of a support, voting, tender or similar agreement or arrangement with respect to an outstanding share or shares of Class B Common Stock, (B) the granting by a holder of an outstanding share or shares of Class B Common Stock of any revocable proxy with respect to such share or shares of Class B Common Stock and/or (C) the tendering by a holder of an outstanding share or shares of Class B Common Stock of such share or shares of Class B Common Stock in any tender or exchange offer for all of the then outstanding shares of Class A Common Stock and the then outstanding shares of Class B Common Stock; provided, however, that, in each case described in subclauses (A) through (C), in the event that the subject Change of Control Transaction is consummated and such consummation results in an acquisition of any such share or shares of Class B Common Stock other than by a Permitted Transferee, such acquisition shall constitute a Disposition.

(i)    “Exchange Act” means the Exchange Act of 1934, as amended.

(j)    “Founder” means any one of James Peterson, Frederick Goerner, Manuchehr Neshat, Fabrizio Battaglia, Mark Wong, Keyvan Samini and Oleksandr Gorbachov and “Founders” means any two or more of the foregoing individuals.

(k)    “Members of the Immediate Family” means, with respect to any individual: (i) each parent (whether by birth or adoption), spouse or child (including any step-child) or other descendants (whether by birth or adoption) of such individual; (ii) each spouse of any individual referenced in the aforesaid clause (i); (iii) each trust created solely for the benefit of such individual and/or one or more of the individuals referenced in the aforesaid clauses (i) or (ii); and (iv) each legal representative of any individual referenced in the aforesaid clauses (i) or (ii), including, without limitation, a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor, acting in such capacity under the authority of applicable law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of clause (i) of this definition, an individual shall be considered the “spouse” of another individual if he or she is (or was immediately prior to the death of such individual) legally married to such individual, lives (or lived immediately prior to the death of such individual) in a civil union with such individual or is (or was immediately prior to the death of such individual) the common law partner of such individual.

(l)    “Permitted Transferee” means: (i) each Founder; (ii) any one or more of the Members of the Immediate Family of a Founder; (iii) any corporation, partnership, limited liability company, syndicate, trust, joint venture, association, unincorporated organization or other entity Controlled, directly or indirectly, by one or more of the individuals referenced in the aforesaid clauses (i) or (ii); and (iv) any individual retirement account (as defined in Section 408(a) of the Code) for the exclusive benefit of one or more of the individuals referenced in the aforesaid clauses (i) and (ii) or any trust created and organized in the United States and forming part of a stock bonus, pension or profit-sharing plan of an employer for the exclusive benefit of the employer’s employees or their beneficiaries that satisfies the requirements for qualification under Section 401 of the Code and in which one or more of the individuals referenced in the aforesaid clauses (i) or (ii) is a participant, provided, that, in each case provided in this clause (iv), one or more of the individuals referenced in the aforesaid clauses (i) or (ii) have sole decision making authority with respect the shares of Class B Common Stock held therein, including with respect to the exercise of Voting Control over such shares of Class B Common Stock, and “Permitted Transferees” means more than one Permitted Transferee.

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(m)    “Rights” means any right, option, warrant, conversion right or contractual right of any kind to acquire shares of any class or series of capital stock of the Corporation.

(n)    “Subsidiary” means any entity wholly-owned and controlled, directly or indirectly, by the Corporation and includes, without limitation, corporations, partnerships, limited partnerships, limited liability partnerships, limited liability companies, unlimited liability companies and/or trusts, and “Subsidiaries” means more than one Subsidiary.

(o)    “Voting Control” means, with respect to a share of Class B Common Stock, the power to vote or direct the voting of such share by proxy or voting trust, agreement or arrangement.

E.    Series of Preferred Stock. The Board of Directors is hereby expressly authorized, by resolution or resolutions thereof, to provide from time to time out of the unissued shares of Preferred Stock for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series. The designations, powers (including voting powers), preferences and relative, participating, optional, special and other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, thereof, may differ from those of any and all other series of Preferred Stock at any time outstanding. Except as may otherwise be provided by applicable law or the rules or regulations of any stock exchange applicable to the Corporation or by or pursuant to the provisions of this Certificate of Incorporation, no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the DGCL, without the separate vote of the holders of outstanding shares of Preferred Stock voting as a single class.

FIFTH. Incorporator. The incorporator of the Corporation is [NAME], whose mailing address is [ADDRESS].

SIXTH. Board of Directors.

1.    Management. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and duties expressly conferred upon the Board of Directors by the DGCL or by this Certificate of Incorporation or the bylaws of the Corporation, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

2.    Classified Board. Except for those directors, if any, elected by the holders of any series of Preferred Stock then outstanding pursuant to the provisions of this Certificate of Incorporation (such directors, the “Preferred Directors” and each, a “Preferred Director”), the Board of Directors shall be divided into three (3) classes, as nearly equal in number as possible, designated as Class I, Class II and Class III, with each class to contain, for so long as there shall be three (3) Class B Directors then in office, not more than one (1) Class B Director. The Class I directors shall initially serve until the first annual meeting of stockholders following the effectiveness of this certificate of incorporation of the Corporation in accordance with the DGCL (the “Classification Effective Time”); the Class II directors shall initially serve until the second annual meeting of stockholders following the Classification Effective Time; and the Class III directors shall initially serve until the third annual meeting of stockholders following the Classification Effective Time. Commencing with the first annual meeting of stockholders following the Classification Effective Time, directors of each class the term of which shall then expire shall be elected to hold office for a three (3) year term and until the election and qualification of their respective successors in office, subject to such directors’ respective earlier death, resignation or removal. From and after the Classification Effective Time, in case of any increase or decrease, from time to time, in the number of directors (other than in the number of Preferred Directors), the number of directors in each class shall be apportioned by resolution of the Board of Directors as nearly equal as possible. The Board of Directors is hereby authorized to assign members of the Board of Directors already in office to such classes as of the time such classification becomes effective.

3.    Removal of Directors. Except for any Preferred Directors, for so long as the Board of Directors shall be classified as provided in Section 2 of this Article SIXTH, any director or the entire Board of Directors (which, for the avoidance of doubt, shall include any Class B Directors) may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote at an election of directors, voting together as a single class.

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4.    Newly Created Directorships and Vacancies. Subject to applicable law and the rights, if any, of the holders of any class of capital stock of the Corporation then outstanding to elect one or more directors by or pursuant to the provisions of this Certificate of Incorporation (such directors, the “Class Directors” and each, a “Class Director”) or the holders of any series of Preferred Stock then outstanding to elect one or more Preferred Directors, newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely and exclusively by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor shall be elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

5.    Automatic Increase/Decrease in Authorized Directors. During any period when the holders of any class of capital stock of the Corporation then outstanding have the right to elect one or more Class Directors by or pursuant to the provisions of this Certificate of Incorporation or the holders of any series of Preferred Stock then outstanding have the right to elect one or more Preferred Directors by or pursuant to the provisions of this Certificate of Incorporation, then upon commencement of, and for the duration of, the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of Class Directors and/or Preferred Directors, and the holders of such outstanding class of stock of the Corporation shall be entitled to elect the Class Director or Class Directors and/or the holders of such outstanding series of Preferred Stock shall be entitled to elect the Preferred Director or Preferred Directors; and (b) each such Class Director or Preferred Director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates by or pursuant to the provisions of this Certificate of Incorporation, whichever occurs earlier, subject to such director’s earlier death, resignation, disqualification or removal. Except as otherwise provided by or pursuant to the provisions of this Certificate of Incorporation, whenever the holders of any outstanding class of stock of the Corporation having the right to elect one or more Class Directors by or pursuant to the provisions of this Certificate of Incorporation or the holders of any outstanding series of Preferred Stock having the right to elect one or more Preferred Directors by or pursuant to the provisions of this Certificate of Incorporation, in either case, are divested of such right by or pursuant to the provisions of this Certificate of Incorporation governing such class or series, as applicable, the term of office of each such director or any director elected to fill any vacancy resulting from the death, resignation, disqualification or removal of such director, shall forthwith terminate and the total authorized number of directors of the Corporation shall automatically be decreased by such specified number of directors.

6.    No Written Ballot. Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

7.    No Cumulative Voting. To the fullest extent permitted by applicable law, cumulative voting shall be eliminated.

8.    Special Meetings of Stockholders. Except as otherwise provided by or pursuant to the provisions of this Certificate of Incorporation, special meetings of stockholders for any purpose or purposes (a) may be called solely by, and shall be held at such time and date as determined solely by, either (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer of the Corporation, (iii) the President of the Corporation or (iv) the Board of Directors (pursuant to a resolution or resolutions adopted by the Board of Directors) and shall be held at such place, if any, either within or without the State of Delaware, as may be designated by resolution or resolutions of the Board of Directors, and (b) shall be called by the Board of Directors (pursuant to a resolution or resolutions adopted by the Board of Directors) and held as provided in the bylaws of the Corporation upon the written request of the holders of not less than ten percent (10%) of voting power of the outstanding shares of capital stock of the Corporation generally entitled to vote on the nomination, question or business for which such special meeting is requested to be called (each of which nomination, question or business must constitute a proper matter for stockholder action), voting together as a single class, delivered to the Secretary of the Corporation at the principal executive offices of the Corporation in accordance with in the bylaws of the Corporation. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by any other person or persons. Any special meeting of stockholders may be postponed by action of the Board of Directors or by the person calling such meeting (if other than the Board of Directors) at any time in advance of such meeting.

9.    Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise. In addition to any affirmative vote required by or pursuant to the provisions of this Certificate of Incorporation, any bylaw of the Corporation that is to be made, altered, amended or repealed by the stockholders of the Corporation shall receive the affirmative vote of the

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holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of capital stock of the Corporation generally entitled to vote, voting together as a single class.

SEVENTH. Stockholder Action. Except as otherwise provided by or pursuant to the provisions of this Certificate of Incorporation, no action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by consent of stockholders in lieu of a meeting of stockholders.

EIGHTH. Exculpation. A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Any amendment, modification, repeal or elimination of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation under this Article EIGHTH in respect of any act or omission occurring prior to the time of such amendment, modification, repeal or elimination.

NINTH. Forum for Adjudication of Certain Disputes.

1.    Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the DGCL, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of this Certificate of Incorporation or the Corporation’s bylaws or (e) any action asserting a claim governed by the internal affairs doctrine; provided, however, that in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over such action, the sole and exclusive forum for such action shall be another state or federal court located within the State of Delaware, in all cases, subject to the court having personal jurisdiction over the indispensable parties named as defendants. For avoidance of doubt, this Section 1 shall not apply to the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”).

2.    Federal Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

3.    Application. Failure to enforce the provisions of this Article NINTH would cause the Corporation irreparable harm and the Corporation shall, to the fullest extent permitted by applicable law, be entitled to equitable relief, including injunctive relief and specific performance, to enforce the provisions of this Article NINTH. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article NINTH. For the avoidance of doubt, this Article NINTH shall not apply to any action asserting claims arising under the Exchange Act.

TENTH. Amendment. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation are granted subject to the rights reserved in this Article TENTH; subject, however, to the requisite votes or consents set forth in Section 7 of Article FOURTH Part B, Section 7 of Article FOURTH Part C and the next sentence. In addition to any affirmative vote required by applicable law and/or this Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of capital stock of the Corporation generally entitled to vote, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with Articles SIXTH, SEVENTH or EIGHTH or this sentence.

[Remainder of Page Intentionally Left Blank]

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The undersigned incorporator hereby acknowledges that the forgoing Certificate of Incorporation is his or her act and deed on this, the            day of                          , 2023.

[NAME]
Incorporator

Annex B-2

CERTIFICATE OF CORPORATE DOMESTICATION

OF

CHAVANT CAPITAL ACQUISITION CORP.

The undersigned, a person authorized to sign this Certificate of Corporate Domestication (this “Certificate”) on behalf of Chavant Capital Acquisition Corp., a company organized and existing under the laws of the Cayman Islands (“Chavant Caymans”), DOES HEREBY CERTIFY as follows:

1.    The date on which and the jurisdiction where Chavant Caymans was first formed, incorporated, created or otherwise came into being are March 19, 2021, and in the Cayman Islands, respectively.

2.    The name of Chavant Caymans immediately prior to the filing of this Certificate was “Chavant Capital Acquisition Corp.”

3.    The name of the Delaware corporation as set forth in its certificate of incorporation as filed in accordance with Section 388(b) of the General Corporation Law of the State of Delaware is “Chavant Capital Acquisition Corp.” (“Chavant Delaware”).

4.    The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of Chavant Caymans or any other equivalent thereto under applicable law, immediately prior to the filing of this Certificate, was the Cayman Islands.

5.    The domestication was approved prior to the effectiveness of this Certificate in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of Chavant Caymans and the conduct of its business or by applicable non-United States law, as appropriate.

6.    No plan of domestication was adopted in accordance with Section 388(l) of the General Corporation Law of the State of Delaware.

7.    A certificate of incorporation of Chavant Delaware is being filed with the Secretary of State of the State of Delaware simultaneously with the filing of this Certificate.

[Signature Page Follows]

B-2-1

IN WITNESS WHEREOF, the undersigned has caused this Certificate to be duly executed on this the         day of             , 202   .

CHAVANT CAPITAL ACQUISITION CORP.

By:
Name:
Title:

B-2-2

Annex B-3

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CHAVANT CAPITAL ACQUISITION CORP.

Chavant Capital Acquisition Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1.    The certificate of incorporation of the corporation is hereby amended by deleting the text of Article FIRST thereof in its entirety and inserting the following in lieu thereof:

“The name of the corporation is Mobix Labs, Inc. (the ‘Corporation’).”

2.    The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed and acknowledged this        day of                 , 2023.

CHAVANT CAPITAL ACQUISITION CORP.

By:
Name:
Title:

B-3-1

Annex C

BYLAWS

OF

MOBIX LABS, INC.

ARTICLE I

Meetings of Stockholders

Section 1.1    Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution or resolutions of the Board of Directors (the “Board of Directors”) of Mobix Labs, Inc. (as such name may be changed in accordance with applicable law, the “Corporation”) from time to time. Any annual meeting of stockholders may be postponed by action of the Board of Directors at any time in advance of such meeting.

Section 1.2    Special Meetings. (a) Except as otherwise provided by or pursuant to the provisions of the Corporation’s certificate of incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing a series of preferred stock of the Corporation) (as the same may be amended or amended and restated, the “Certificate of Incorporation”), special meetings of stockholders for any purpose or purposes (i) may be called solely by, and shall be held at such time and date as determined solely by, either (A) the Chairperson of the Board of Directors, (B) the Chief Executive Officer, (C) the President or (D) the Board of Directors (pursuant to a resolution or resolutions adopted by the Board of Directors), and shall be held at such place, if any, either within or without the State of Delaware, as may be designated by resolution or resolutions of the Board of Directors, and (ii) shall be called by the Board of Directors (pursuant to a resolution or resolutions adopted by the Board of Directors) and be held on such date (which date shall be within ninety (90) days of the delivery of the written request of a Qualified Stockholder or Qualified Stockholders (as each is defined below), as applicable, or such later date as shall be required to allow the Corporation to comply with the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), time and place, if any, either within or without the State of Delaware, as may be designated by resolution or resolutions of the Board of Directors upon the written request of the holder or holders of not less than ten percent (10%) in voting power of the outstanding shares of capital stock of the Corporation generally entitled to vote on the nomination, question or business for which such special meeting is requested to be called (each of which nomination, question or business must constitute a proper matter for stockholder action), voting together as a single class (such holder, a “Qualified Stockholder” or such holders, collectively, the “Qualified Stockholders”), delivered to the Secretary at the principal executive offices of the Corporation (i) not earlier than the thirtieth (30th) day following the date of any annual meeting of stockholders and (ii) not later than the close of business on the ninetieth (90th) day prior to the date of any annual meeting of stockholders of the Corporation; provided, that such request is not revoked by written notice delivered to the Secretary at the principal executive offices of the Corporation at any time prior to such special meeting, in which case, the Board of Directors shall be entitled to cancel such special meeting notwithstanding that proxies in respect of the nomination, question or business for which such special meeting is called may have been received by the Corporation. Notwithstanding the foregoing, if such Qualified Stockholder (or a qualified representative) does not, or such Qualified Stockholders (or their qualified representatives) do not, as applicable, appear at such special meeting of stockholders of the Corporation to present such nomination, question or business, (i) such nomination, question or business shall not be considered or transacted at such special meeting notwithstanding that proxies in respect of the nomination, question or business for which such special meeting is called may have been received by the Corporation and (ii) the chairperson of such special meeting shall determine and declare to such special meeting that such nomination, question or business was not properly brought before such special meeting in accordance with this Section 1.2 and shall so declare to such special meeting that such nomination, question or business shall not be transacted. Except as provided in this Section 1.2, special meetings of stockholders may not be called by any other person or persons. Any special meeting of stockholders may be postponed by action of the Board of Directors or by the person calling such meeting (if other than the Board of Directors) at any time in advance of such meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

(b)    The written request of a Qualified Stockholder or Qualified Stockholders, as applicable, contemplated by Section 1.2(a) shall (i) state the purpose or purposes of the requested special meeting of stockholders of the Corporation and include (A) a brief description of the nomination, question or business constituting the purpose or purposes of such special meeting, (B) the text of any such question or business (including the text of any resolution or resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws (as the same may be amended and restated, these “Bylaws”), the text of the proposed amendment), (C) the reason or reasons for considering such nomination or question or transacting such business at such special meeting and (D) any material interest or interests in such nomination, question or business of such Qualified Stockholder or each of such Qualified Stockholders, as applicable, and of each beneficial owner, if any, on whose behalf such request is made, (ii) the name and address of such Qualified Stockholder or each of such Qualified Stockholders, as applicable, as they appear on the

Corporation’s books, and of each beneficial owner, if any, on whose behalf such request is made, (iii) the class, series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such Qualified Stockholder or each of such Qualified Stockholders, as applicable, and each beneficial owner, if any, on whose behalf such request is made, (iv) a representation that such Qualified Stockholder or each of such Qualified Stockholders, as applicable, is a holder of record of shares of capital stock of the Corporation entitled to vote at such special meeting and such Qualified Stockholder (or a qualified representative) or each of such Qualified Stockholders (or a qualified representative), as applicable, intends to appear in person or by proxy at such special meeting to propose such nomination, question or business and (v) a representation as to whether such Qualified Stockholder or each of such Qualified Stockholders, as applicable, or each beneficial owner, if any, on whose behalf such request is made, intends to or is part of a group which intends to (A) deliver by proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares of capital stock required to elect such nominee or approve or adopt such question or business constituting the purpose or purposes of such special meeting and/or (B) otherwise solicit proxies from stockholders of the Corporation in support of such nomination, question or business.

Section 1.3    Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the record date for determining stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting.

Section 1.4    Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person or by proxy and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with Section 1.3 of these Bylaws. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 1.8 of these Bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 1.5    Quorum. Except as otherwise provided by applicable law, by or pursuant to the provisions of the Certificate of Incorporation or by these Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these Bylaws until a quorum shall attend. Shares of the Corporation’s capital stock shall neither be entitled to vote nor be counted for quorum purposes if such shares belong to (a) the Corporation, (b) another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation or (c) any other entity, if a majority of the voting power of such other entity is held, directly or indirectly by the Corporation or if such other entity is otherwise controlled, directly or indirectly, by the Corporation; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own capital stock, held by it in a fiduciary capacity.

Section 1.6    Organization. Meetings of stockholders shall be presided over by the Chairperson of the Board of Directors, if any, or in his or her absence by the Chief Executive Officer, if any, or in his or her absence, by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7    Voting; Proxies. Except as otherwise provided by applicable law or by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of capital stock of the Corporation held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to consent to corporate action without a meeting, if any, may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors (other than Class Directors and/or Preferred Directors (as each term is defined below)), at which a quorum is present, a majority of the votes cast shall be sufficient to elect; provided, however, that at any meeting of stockholders held for the election of directors (other than Class Directors and/or Preferred Directors) at which a quorum is present, and one or more stockholders have (a) nominated one or more individuals to the Board of Directors in compliance with Section 1.13 of these Bylaws, such that the nominees for election to the Board of Directors exceeds the number of open seats, and (b) not withdrawn such Nomination or Nominations on or prior to the tenth (10th) day preceding the date on which the Corporation first gives notice of such meeting to stockholders, a plurality of the votes cast shall be sufficient to elect. When a quorum is present at any meeting of stockholders, all other elections, questions or business presented to the stockholders at such meeting shall be decided by the affirmative vote of a majority of votes cast with respect to any such election, question or business presented to the stockholders unless the election, question or business is one which, by express provision of the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, any regulation applicable to the Corporation or its securities or the laws of the State of Delaware, a vote of a different number or voting by class or series is required, in which case, such express provision shall govern. For purposes of these Bylaws, a “majority of the votes cast” means that the number of votes cast “for” a nominee, question or business exceeds the number of votes cast “against” such nominee, question or business.

Section 1.8    Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or to consent to corporate action without a meeting (when permitted by or pursuant to the provisions of the Certificate of Incorporation), or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of a determination of stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, shall, unless otherwise required by applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting, the record date for determining the stockholders entitled to notice of such meeting shall also be the record date for determining the stockholders entitled to vote at such meeting; (b) in the case of a determination of stockholders entitled to consent to corporate action without a meeting (when permitted by or pursuant to the provisions of the Certificate of Incorporation), shall not be more than ten (10) days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (c) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining stockholders entitled to consent to corporate action without a meeting, if any, when no prior action of the Board of Directors is required by applicable law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by applicable law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for the stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned meeting.

Section 1.9    List of Stockholders Entitled to Vote. The Corporation shall prepare, no later than the tenth (10th) day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 1.9 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date (a) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours at the principal place of business of the Corporation. Except as otherwise provided by applicable law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.

Section 1.10    Action By Consent in Lieu of Meeting. The Certificate of Incorporation provides that except as otherwise permitted by or pursuant to the provisions of the Certificate of Incorporation, no action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by consent of stockholders in lieu of a meeting of stockholders. When, as permitted by or pursuant to the provisions of the Certificate of Incorporation, action required or permitted to be taken at any annual or special meeting of stockholders is taken without a meeting, without prior notice and without a vote, a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding shares of capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with applicable law. When, as permitted by or pursuant to the provisions of the Certificate of Incorporation, action required or permitted to be taken at any annual or special meeting of stockholders is taken without a meeting, without prior notice and without a vote, prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall, to the extent required by applicable law, be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 1.11    Inspectors of Election. The Corporation may, and shall if required by applicable law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the individual presiding over the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No individual who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.12    Conduct of Meetings. The date and time of the opening and the closing of the polls for each election, question or business upon which the stockholders will vote at a meeting of stockholders shall be announced at the meeting by the chairperson of such meeting. The Board of Directors may adopt (by resolution or resolutions) such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairperson of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such individual, are appropriate for the proper conduct of the meeting of stockholders. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairperson of the meeting of stockholders, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting of stockholders; (b) rules and procedures for maintaining order at the meeting of stockholders and the safety of those present; (c) limitations on attendance at or participation in the meeting of stockholders to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting of stockholders shall determine; (d) restrictions on entry to the meeting of stockholders after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. The Board of Directors or, in addition to making any other determinations that may be appropriate to the conduct of the meeting of stockholders, the chairperson of the meeting of stockholders, in each case, shall have the power and duty to determine whether any election, question or business was or was not properly made, proposed or brought before the meeting of stockholders and therefore shall be disregarded and not be considered or transacted at such meeting, and, if the Board of Directors or the chairperson of such meeting, as the case may be, determines that such election, question or business was not properly made, proposed or brought before such meeting and shall be disregarded and not be considered or transacted at such meeting, the chairperson of the meeting shall declare to such meeting that such election, question or business was not properly made, proposed or brought before such meeting and shall be disregarded and not be considered or transacted at such meeting, and any such election, question or business shall not be considered or transacted at such meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 1.13    Notice of Stockholder Business and Nominations.

(a)    Annual Meetings of Stockholders. (i)  Nominations of one or more individuals for election to the Board of Directors by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude nominations of one or more individuals for election as Class Directors and/or Preferred Directors) (each, a “Nomination,” and more than one, “Nominations”) and the proposal of any question or business other than a Nomination or Nominations to be considered by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude any question or business other than a Nomination or Nominations required by or pursuant to the provisions of the Certificate of Incorporation with respect to the rights of the holders of any class of capital stock of the Corporation then outstanding to be voted on by the holders of such class, voting separately as a single class, or the holders of any series of preferred stock of the Corporation then outstanding to be voted on by the holders of such series, voting separately as a single class) (collectively, “Business”) may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto); provided, however, that reference in the Corporation’s notice of meeting to the election of directors or the election of members of the Board of Directors shall not include or be deemed to include a Nomination or Nominations, (B) by or at the direction of the Board of Directors or (C) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 1.13 is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 1.13.

(ii)    For Nominations or Business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to Section 1.13(a)(i)(C), the stockholder must have given timely notice thereof in writing to the Secretary and any proposed Business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders of the Corporation commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (A) as to each Nomination to be made by such stockholder, (1) all information relating to the individual subject to such Nomination that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, without regard to the application of the Exchange Act to either the Nomination or the Corporation, (2) such individual’s written consent to being named in a proxy statement as a nominee and to serving as director if elected, (3) any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such individual has, or has had within the past three years, with any person or persons other than the Corporation (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with such individual’s nomination or service as a director of the Corporation (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”), and (4) a description of any other material relationships between such individual and such individual’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the Nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such person were a director or executive officer of such registrant; (B) as to the Business proposed by such stockholder, a brief description of the Business, the text of the proposed Business (including the text of any resolution or resolutions proposed for consideration and in the event that such Business includes a proposal to amend these Bylaws, the text of the proposed amendment), the reason or reasons for conducting such Business at the meeting and any material interest or interests of stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the Nomination, Nominations or Business is made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert with them, (2) the class, series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, if any, (3) a representation that the stockholder is a holder of record of shares of capital stock of the Corporation entitled to vote at such meeting and such stockholder (or a qualified representative) intends to appear in person or by proxy at the meeting to propose such Nomination, Nominations or Business, (4) any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates, or others acting in concert with them, on the one hand, and any other person or persons other than the Corporation (including, in each case, the name or names of such person or persons), on the other hand, in connection with such Nomination, Nominations or Business, (5) any

(x) agreement, arrangement or understanding (including, without limitation and regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Corporation’s securities (any of the foregoing, a “Derivative Instrument”), including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument, and (y) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Corporation’s securities, (6) any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them has a right to vote any shares of any security of the Corporation, (7) any rights to dividends or distributions declared on the Corporation’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them that are separated or separable from the underlying security, (8) any proportionate interest in the Corporation’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (9) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is entitled to based on any increase or decrease in the value of the Corporation’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household, (10) any significant equity interests or any Derivative Instruments in any principal competitor of the Corporation that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, (11) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, in any contract to which Corporation, any affiliate of the Corporation or any principal competitor of the Corporation is a party to or is otherwise bound (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement), (12) any material pending or threatened action, suit or proceeding in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a party or material participant in and which involves the Corporation or any of its officers, directors or affiliates, (13) any material relationship between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, on the one hand, and the Corporation or any of its officers, directors or affiliates, on the other hand, (14) a representation as to whether such stockholder or such beneficial owner, if any, intends to or is part of a group which intends (x) to deliver by proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares of capital stock required to approve or adopt the Business or elect the nominee or nominees subject to the Nomination or Nominations and/or (y) to otherwise solicit proxies from stockholders of the Corporation in support of such Nomination, Nominations or Business, (15) any other information relating to such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, or Nomination, Nominations or Business, that, in each case would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such Nomination or Nomination (in a contested election of directors) or Business pursuant to Section 14 of the Exchange Act and (16) such other information relating to any Business as the Corporation may reasonably require to determine whether such Business is a proper matter for stockholder action; provided, however, that if the Business is otherwise subject to Rule 14a-8 (or any successor thereto) promulgated under the Exchange Act (“Rule 14a-8”), the foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present such Business at an annual meeting of stockholders of the Corporation in compliance with Rule 14a-8, and such Business has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting of stockholders.

(iii)    In addition to the requirements of Section 1.13(a)(ii), to be timely, a stockholder’s notice (and any additional information submitted to the Corporation in connection therewith) must further be updated and supplemented (A) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and as of the date that is ten (10) business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof and (B) to provide any additional information that the Corporation may reasonably request. Any such update and supplement or additional information (including, if requested pursuant to Section 1.13(a)(ii)(C)(16)) must be delivered to the Secretary at the principal executive offices of the Corporation (A) in the case of a request for additional information, promptly following a request therefor, which response must be delivered to the Secretary at the principal executive offices of the Corporation not later than such reasonable time as is specified in any such request from the Corporation; or (B) in the case of any other update or supplement of any information, not later than five (5) business days after the record date(s) for the meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight (8) business days prior to the date for the meeting or any adjournment, rescheduling, postponement or other delay thereof (in the case of any update or supplement required to be made as of ten (10) business days prior to the meeting or any adjournment, rescheduling, postponement or other delay thereof). In addition, no later than five (5) business days prior to the meeting or any adjournment, rescheduling, postponement or other delay thereof, a stockholder giving notice of a Nomination shall provide the Corporation with reasonable evidence that such stockholder has met the requirements of Rule 14a-19. The failure to timely provide any update, supplement, evidence or additional information required by this Section 1.13(a)(iii) shall result in the Nomination, Nominations or Business no longer being eligible for consideration at the meeting. If the stockholder fails to comply with the requirements of Rule 14a-19 (including because the stockholder fails to provide the Corporation with all information required by Rule 14a-19), then the Nomination or Nominations proposed by such stockholder shall be ineligible for election at the meeting. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in this Section 1.13(a)(iii) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant this Section 1.13 or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to this Section 1.13 to amend or update any Nomination or to submit any new Nomination. No disclosure pursuant to this Section 1.13 shall be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 1.13 solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by this Section 1.13 shall on behalf of a beneficial owner.

(iv)    Notwithstanding anything in the second sentence of Section 1.13(a)(ii) to the contrary, in the event that the number of directors to be elected to the Board of Directors by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude the Class Directors and/or the Preferred Directors) at an annual meeting of stockholders is increased and there is no public announcement by the Corporation naming the nominees for election to the additional directorships at least one hundred (100) days prior to the first (1st) anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice required by this Section 1.13 shall also be considered timely, but only with respect to nominees for election to such additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b)    Special Meetings of Stockholders. Only such Business shall be conducted at a special meeting of stockholders of the Corporation as shall have been brought before such meeting pursuant to the Corporation’s notice of meeting (or any supplement thereto). Provided that the Board of Directors has determined that directors shall be elected at a special meeting of stockholders of the Corporation, a Nomination or Nominations may be made at a special meeting of stockholders of the Corporation at which one or more directors are to be elected by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude the Class Directors and/or the Preferred Directors) pursuant to the Corporation’s notice of meeting (or any supplement thereto) (provided, however, that reference in the Corporation’s notice of meeting to the election of directors or the election of members of the Board of Directors shall not include or be deemed to include a Nomination or Nominations) (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 1.13 is delivered to the Secretary, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 1.13. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude the Class Directors and/or the Preferred Directors), any such stockholder entitled to vote in such election may make Nominations of one or more individuals (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting pursuant to Section 1.13(b)(iii), if the stockholder’s notice required by Section 1.13(a)(ii) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of such special meeting and of the nominee(s) proposed by the Board of Directors to be elected at such special meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting of stockholders of the Corporation commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c)    General.

(i) Additional Requirements and Procedures.

(A)    To be eligible to be nominated by a stockholder of the Corporation for election pursuant to Section 1.13(a)(i)(C), the individual must provide to the Secretary, in accordance with the applicable time periods prescribed for delivery of notice under this Section 1.13:

(1) A signed and completed written questionnaire (in the form provided by the Secretary at the written request of the stockholder of the Corporation nominating such individual for election pursuant to Section 1.13(a)(C), which form shall be provided by the Secretary within ten (10) days of receiving such request) containing information regarding such individual’s background and qualifications and such other information as may reasonably be required by the Corporation to determine the eligibility of such individual to serve as a director of the Corporation or to serve as an independent director of the Corporation;

(2) A written representation and undertaking of such individual that, unless previously disclosed to the Corporation, such individual is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person as to how such individual, if elected as a director of the Corporation, will vote on any issue;

(3) A written representation and undertaking of such individual that, unless previously disclosed to the Corporation, such individual is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) A written representation and undertaking of such individual that, if elected as a director of the Corporation, such individual would be in compliance, and will continue to comply, with the Corporation’s corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines, and other policies and guidelines applicable to directors and in effect during such individual’s service as a director of the Corporation (and, if requested by such individual, the Secretary will provide to such individual all such policies and guidelines then in effect); and

(5) A written representation and undertaking of such individual that such individual, if elected as a director of the Corporation, intends to serve a full term on the Board of Directors.

(B)    No individual shall be eligible to be nominated by a stockholder of the Corporation for election as a director of the Corporation pursuant to Section 1.13(a)(i)(C), unless nominated and elected in accordance with the procedures set forth in this Section 1.13. No Business proposed by a stockholder shall be conducted at a meeting of stockholders of the Corporation except in accordance with this Section 1.13.

(C)    The Board of Directors or the chairperson of the applicable meeting of stockholders shall have the power and duty to determine and declare to the meeting that a Nomination was not made or that Business was not proposed in accordance with the procedures prescribed by this Section 1.13 or that such Nomination or Business was not properly brought before the meeting. If the Board of Directors or the chairperson of the meeting should so determine, then the chairperson of the meeting shall so declare to the meeting and such Nomination or Business shall be disregarded and shall not be transacted, as the case may be.

(D)    Notwithstanding anything to the contrary in this Section 1.13, unless otherwise required by applicable law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a Nomination or other Business, such Nomination or Business shall be disregarded and not be transacted, as the case may be, notwithstanding that proxies in respect of such Nomination or Business may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of this Section 1.13, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(E)    Without limiting this Section 1.13, a stockholder must also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 1.13, it being understood that any references in this Section 1.13 to the Exchange Act are not intended to, and shall not, limit any requirements applicable to Nominations or Business pursuant to this Section 1.13, and that compliance with this Section 1.13 is the exclusive means for a stockholder to make Nominations or propose Business.

(ii)    For purposes of this Section 1.13, “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with or publicly furnished by the Corporation to the Securities and Exchange Commission pursuant to Section 13, 14 and 15(d) (or any successor thereto) of the Exchange Act.

(iii)    Notwithstanding anything to the contrary in this Section 1.13, the notice requirements set forth in this Section 1.13 with respect to the proposal of any Business shall be deemed to be satisfied by a stockholder if (A) such stockholder has submitted a proposal with respect to such Business to the Corporation in compliance with Rule 14a-8 and (B) such stockholder’s proposed Business has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders. Except as otherwise provided by or pursuant to the Certificate of Incorporation and subject to Rule 14a-8 and other applicable rules and regulations under the Exchange Act, nothing in this Section 1.13 shall be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Corporation’s proxy statement any Nomination or Business.

ARTICLE II

Board of Directors

Section 2.1    Number; Qualifications. Subject to applicable law and the rights, if any, of the holders of any class of capital stock of the Corporation then outstanding to elect one or more directors by or pursuant to the provisions of the Certificate of Incorporation (such directors, the “Class Directors” and each, a “Class Director”) or the holders of any series of preferred stock of the Corporation then outstanding to elect directors by or pursuant to the provisions of the Certificate of Incorporation (such directors, the “Preferred Directors” and each, a “Preferred Director”), the Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution or resolutions of the Board of Directors. Directors need not be stockholders.

Section 2.2    Resignation; Newly Created Directorships and Vacancies. Any director may resign at any time upon notice to the Corporation. Subject to the rights, if any, of the holders of any class of stock of the Corporation then outstanding to elect one or more Class Directors or the holders of any series of preferred stock of the Corporation then outstanding to elect one or more Preferred Directors, in each case, by or pursuant to the provisions of the Certificate of Incorporation, newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause, shall be filled solely and exclusively by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor shall be elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

Section 2.3    Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.

Section 2.4    Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or by the directors entitled to cast at least half of the votes of the whole Board of Directors. Notice of a special meeting of the Board of Directors shall be given by or at the direction of the person or persons calling the meeting (a) in the case of notice delivered by mail, at least five (5) days before the special meeting, (b) in the case of notice delivered by courier, at least forty-eight (48) hours before the special meeting, or (c) in the case of notice delivered by electronic mail, at least twenty-four (24) hours before the special meeting.

Section 2.5    Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all individuals participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.5 shall constitute presence in person at such meeting.

Section 2.6    Quorum; Vote Required for Action. At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation, these Bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7    Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board of Directors, if any, or in his or her absence, by the Chief Executive Officer, if any, or in his or her absence, by the President, if any, or in his or her absence, by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any individual to act as secretary of the meeting.

Section 2.8    Action by Unanimous Consent of Directors. Unless otherwise restricted by or pursuant to the Certificate of Incorporation or by these Bylaws, (a) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and (b) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the “DGCL”). After action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

ARTICLE III

Committees

Section 3.1    Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and to the extent provided in the resolution of the Board of Directors or these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee designated by the Board of Directors shall keep regular minutes of its meetings.

Section 3.2    Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws with such changes in the context of Article II of these Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that, except to the extent provided in the resolution of the Board of Directors designating such committee or any amendment or supplement thereof, (a) the time and place of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, (b) special meetings of committees may also be called by resolution of the Board of Directors or the committee and (c) notice of special meetings of committees shall also be given to all alternate members of such committees who shall have the right to attend all meetings of such committees.

Section 3.3    Subcommittees. Unless otherwise provided in the resolution of the Board of Directors designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except for references to committee and members of committees in this Article III, every reference in these Bylaws to a committee or a member of a committee shall be deemed to include a reference to a subcommittee or member of a subcommittee.

ARTICLE IV

Officers

Section 4.1    Executive Officers; Election; Qualifications; Term of Office, Resignation; Removal; Vacancies. The Board of Directors shall elect a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer and a Secretary, and shall choose a Chairperson of the Board of Directors from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as it shall from time to time deem necessary or desirable. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Except as otherwise provided by or pursuant to the Certificate of Incorporation, the Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2    Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in these Bylaws or a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3    Appointing Attorneys and Agents; Voting Securities of Other Entities. Unless otherwise provided by resolution or resolutions adopted by the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, for, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation or other entity, or to consent, in the name of the Corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed for, in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson of the Board of Directors, the Chief Executive Officer or the President.

ARTICLE V

Stock

Section 5.1    Certificates. The shares of capital stock of the Corporation shall be represented by certificates; provided, however, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of capital stock of the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two (2) authorized officers of the Corporation representing the number of shares registered in certificate form. Each of the Chief Executive Officer, the President, the Chief Financial Officer and the Secretary, in addition to any other officers of the Corporation authorized by the Board of Directors (by resolution or resolutions thereof) or these Bylaws, is hereby authorized to sign certificates by, or in the name of, the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue. The Corporation shall not have the power to issue a certificate in bearer form.

Section 5.2    Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3    Restrictions. If the Corporation issues any shares that are not registered under the Securities Act of 1933, as amended (the “Securities Act”), and registered or qualified under the applicable state securities laws, such shares may not be transferred without the consent of the Corporation and the certificates evidencing such shares or the notice required by Delaware law, as the case may be, shall contain substantially the following legend (or such other legend adopted by resolution or resolutions of the Board of Directors):

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THE CORPORATION’S BYLAWS (AS THE SAME MAY BE AMENDED OR AMENDED AND RESTATED) AND MAY NOT BE TRANSFERRED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM, WITHOUT THE CONSENT OF THE CORPORATION.

ARTICLE VI

Indemnification

Section 6.1    Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any individual (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each, a “proceeding”), by reason of the fact that he or she, or an individual for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, its participants or beneficiaries, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such Covered Person, if such Covered Person acted in good faith and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe such Covered Person’s conduct was unlawful.

Section 6.2    Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

Section 6.3    Claims. If a claim for indemnification (following the final disposition of such proceeding) or advancement of expenses under this Article VI is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense (including attorneys’ fees) of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 6.4    Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6.5    Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

Section 6.6    Amendment or Repeal. Any amendment, repeal, modification or elimination of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment, repeal, modification or elimination.

Section 6.7    Other Indemnification and Prepayment of Expenses. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

Section 6.8    Certain Terms. For purposes of this Article VI: (a) references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VI with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation as if its separate existence had continued; (b) references to “other enterprise” shall include employee benefit plans; (c) reference to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; (d) references to “serving at the request of the Corporation or any of its consolidated subsidiaries” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and (e) references to “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Section 6.9    Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under this Section VI or Section 145 of the DGCL.

Section 6.10    Indemnification of Others. Subject to the other provisions of this Article VI, the Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding, by reason of the fact that the person is or was an employee or agent of the Corporation, or, while serving as an employee or agent of the Corporation, is or was serving at the request of the Corporation at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, its participants or beneficiaries, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents are entitled to be indemnified pursuant to this Section 6.10 or Sections 145(a) and (b) of the DGCL.

Section 6.11    Limitation on Indemnification. Notwithstanding the foregoing provisions of this Article VI, except as required by Section 6.3, Section 145(c) of the DGCL or the Certificate of Incorporation, the Corporation shall not be obligated to indemnify any Covered Person pursuant to this Article VI in connection with any proceeding (or any part of any proceeding):

(a)    For which payment has actually been made to or on behalf of such Covered Person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b)    For an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such Covered Person is held liable therefor (including pursuant to any settlement arrangements);

(c)    For any reimbursement of the Corporation by such Covered Person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such Covered Person from the sale of securities of the Corporation, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Corporation of profits arising from the purchase and sale by such Covered Person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such Covered Person is held liable therefor (including pursuant to any settlement arrangements);

(d)    Initiated by such Covered Person, including any proceeding (or any part of any proceeding) initiated by such Covered Person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized such proceeding (or the relevant part of such proceeding) prior to its initiation, (ii) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (iii) indemnification is otherwise required to be made under Section 6.3 or (iv) indemnification is otherwise required by applicable law; or

(e)    If prohibited by applicable law.

ARTICLE VII

Miscellaneous

Section 7.1    Fiscal Year. The fiscal year of the Corporation shall be determined by resolution or resolutions of the Board of Directors.

Section 7.2    Seal. The corporate seal of the Corporation shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3    Manner of Notice. Except as otherwise provided in these Bylaws or permitted by applicable law, notices to directors and stockholders shall be in writing or by electronic transmission and delivered by mail, courier service or electronic mail to the directors or stockholders at their addresses appearing on the records of the Corporation.

Section 7.4    Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

Section 7.5    Form of Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, that the records so kept comply with applicable law.

Section 7.6    Dividends. The Board of Directors, subject to applicable law and any restrictions contained in the Certificate of Incorporation, may declare and pay dividends upon the outstanding shares of the Corporation’s capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation’s capital stock, subject to applicable law and any restrictions contained in the Certificate of Incorporation. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve or reserves.

Section 7.7    Amendment of Bylaws. These Bylaws may be altered, amended or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise. In addition to any affirmative vote required by or pursuant to the provisions of the Certificate of Incorporation, any bylaw of the Corporation that is to be made, altered, amended or repealed by the stockholders of the Corporation shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote, voting together as a single class.

Section 7.8    Forum for Adjudication of Disputes.

(a)    Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any civil action to interpret, apply or enforce any provision of the DGCL, (iv) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Certificate of Incorporation or these Bylaws or (v) any action asserting a claim governed by the internal affairs doctrine; provided, however, in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over such action, the sole and exclusive forum for such action shall be another state or federal court located within the State of Delaware, in all cases, subject to such court having personal jurisdiction over the indispensable parties named as defendants. For the avoidance of doubt, this Section 7.8(a) shall not apply to the resolution of any complaint asserting a cause of action arising under the Securities Act.

(b)    Federal Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

(c)    Application. Failure to enforce the provisions of this Section 7.8 would cause the Corporation irreparable harm and the Corporation shall, to the fullest extent permitted by applicable law, be entitled to equitable relief, including injunctive relief and specific performance, to enforce the provisions of this Section 7.8. Any person purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.8. For the avoidance of doubt, this Section 7.8 shall not apply to any action asserting claims arising under the Exchange Act.

Section 7.9    Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this Section 7.9, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these Bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

Adopted Effective As of                  , 2023.

Annex D

MOBIX LABS, INC.

2023 EQUITY INCENTIVE PLAN

MOBIX LABS, INC.

2023 EQUITY INCENTIVE PLAN

MOBIX LABS, INC.

2023 EQUITY INCENTIVE PLAN

1.Purpose. The purpose of this Mobix Labs, Inc. 2023 Equity Incentive Plan (including any sub-plans as applicable), as may be amended from time to time (the “Plan”) is to assist Mobix Labs, Inc., a Delaware corporation (the “Company”), and its Related Entities (as hereinafter defined) in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value.

2.Definitions. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof and elsewhere herein.

(a)“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act and any successor to such Rule.

(b)“Award” shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest relating to Shares or other property (including cash), granted to a Participant under the Plan.

(c)“Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

(d)“BCA” shall mean that certain Business Combination Agreement, dated as of November 15, 2022, by and among Chavant Capital Acquisition Corp., a publicly traded special purpose acquisition company incorporated under the laws of the Cayman Islands, CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of Chavant and the Company.

(e)“Beneficiary” shall mean the person, persons, trust or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 9(b) hereof. If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the Participant’s estate.

(f)“Beneficial Owner” and “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(g)“Board” shall mean the Board of Directors of the Company.

(h)“Cause” shall have the equivalent meaning or the same meaning as “cause” or “for cause” as set forth in any employment, consulting, or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the failure by the Participant to perform, in a reasonable manner, his or her duties as assigned by the Company or a Related Entity, (ii) any violation or breach by the Participant of his or her employment, consulting or other similar agreement with the Company or a Related Entity, if any, or any violation or breach of any material written policy or rule of the Company as may be in effect from time to time, including any of such policy or rule regarding sexual harassment or work-place discrimination, (iii) any violation or breach by the Participant of any non-competition, non-solicitation, non-disclosure, confidentiality and/or other similar agreement with the Company or a Related Entity, (iv) any act by the Participant of dishonesty or bad faith with respect to the Company or a Related Entity, including the Participant’s commission of or participation in an act of fraud, embezzlement, misappropriation, breach of fiduciary duty against the Company or a Related Entity, (v) the Participant’s unlawful use (including being under the influence) or possession of illegal drugs on the premises of the Company or while performing Participant’s duties and responsibilities for the Company, or the use of alcohol, drugs or other similar substances in a manner that adversely affects the Participant’s work performance, or (vi) the Participant’s conviction of, or plea of guilty or nolo contendere to, any felony or crime involving moral turpitude. The good faith determination by the Committee of whether the Participant’s Continuous Service was terminated by the Company for “Cause” shall be final and binding for all purposes hereunder.

(i)“Change in Control” shall mean a Change in Control as defined in Section 8(b) of the Plan.

(j)“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(k)“Committee” shall mean a committee designated by the Board to administer the Plan; provided, however, that if the Board fails to designate a committee or if there are no longer any members on the committee so designated by the Board, or for any other reason determined by the Board, then the Board shall serve as the Committee. While it is intended that the Committee shall consist of at least two directors, each of whom shall be (i) a “non-employee director” within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan and (ii) “Independent”, the failure of the Committee to be so comprised shall not invalidate any Award that otherwise satisfies the terms of the Plan.

(l)“Consultant” shall mean any consultant or advisor who provides services to the Company or any Related Entity, so long as (i) such person renders bona fide services that are not in connection with the offer and sale of the Company’s securities in a capital-raising transaction, (ii) such person does not directly or indirectly promote or maintain a market for the Company’s securities, and (iii) the identity of such person would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act of 1933 or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933.

(m)“Continuous Service” shall mean the uninterrupted provision of services to the Company or any Related Entity in any capacity of Employee, Director, Consultant or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence (including, without limitation, sick leave, military leave, or any other authorized personal leave), (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Director, Consultant or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director, Consultant or other service provider (except as otherwise provided in the Award Agreement).

(n)“Director” shall mean a member of the Board or the board of directors of any Related Entity.

(o)“Disability” shall mean, unless otherwise defined in an Award Agreement, for purposes of the exercise of an Incentive Stock Option, a permanent and total disability, within the meaning of Code Section 22(e)(3), and for all other purposes, the Participant’s inability to perform the duties of his or her position with the Company or any Related Entity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(p)“Dividend Equivalent” shall mean a right, granted to a Participant under Section 6(g) hereof, to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(q)“Effective Date” shall mean the date on which the transactions contemplated by the BCA are consummated, which shall be [•], 2023.

(r)“Eligible Person” shall mean each Director, Employee, Consultant and other person who provides services to the Company or any Related Entity. The foregoing notwithstanding, only Employees of the Company, or any parent corporation or subsidiary corporation of the Company (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may, in the discretion of the Committee, be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(s)“Employee” shall mean any person, including an officer or Director, who is an employee of the Company or any Related Entity, or is a prospective employee of the Company or any Related Entity (conditioned upon and effective not earlier than, such person becoming an employee of the Company or any Related Entity). The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(t)“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(u)“Fair Market Value” shall mean the fair market value of Shares, Awards or other property on the date as of which the value is being determined, as determined by the Committee, or under procedures established by the Committee, in a manner intended to satisfy the principles of Section 409A of the Code or Section 422 of the Code, to the extent applicable, subject to the following:

(i)If, on such date, the Shares are listed on an international, national or regional securities exchange or market system, the Fair Market Value of a Share shall be the closing price of a Share (or the mean of the closing bid and asked prices of a Share if the Share is so quoted instead) as quoted on the applicable exchange or system, as reported in The Wall Street Journal or such other source as the Company deems reliable.  If the relevant date does not fall on a day on which the Share has traded on such exchange or system, the date on which the Fair Market Value shall be established shall be the last day on which the Share was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its discretion

(ii)If, on such date, the Shares are not listed on an international, national or regional securities exchange or market system but is traded on an over-the-counter market, the Fair Market Value of a Share shall be the average of the closing bid and asked prices for Shares or, if no closing bid and asked prices, the last closing price, in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market.

(iii)If, on such date, the Shares are not listed on an international, national or regional securities exchange or market system and are not traded on an over-the-counter market, the Fair Market Value of a Share shall be as determined by the Board in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(v)“Incentive Stock Option” shall mean any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(w)“Independent”, when referring to either the Board or members of the Committee, shall have the same meaning as used in the rules of the Listing Market.

(x)“Incumbent Board” shall mean the Incumbent Board as defined in Section 8(b)(ii) hereof.

(y)“IPO” shall mean an initial public offering of Shares underwritten on a firm commitment basis pursuant to a registration statement filed with the Securities Exchange Commission.

(z)“Listing Market” shall mean the international, national or regional securities exchange on which any securities of the Company are listed for trading, and if not listed for trading, by the rules of the Nasdaq Stock Market.

(aa)“Option” shall mean a right granted to a Participant under Section 6(b) hereof, to purchase Shares or other Awards at a specified price during specified time periods.

(bb)“Optionee” shall mean a person to whom an Option is granted under this Plan or any person who succeeds to the rights of such person under this Plan.

(cc)“Other Stock-Based Awards” shall mean Awards granted to a Participant under Section 6(i) hereof.

(dd)“Parent” shall mean any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50% or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

(ee)“Participant” shall mean a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(ff)“Performance Award” shall mean any Award granted pursuant to Section 6(h) hereof.

(gg)“Performance Period” shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(hh)“Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof and shall include a “group” as defined in Section 13(d) thereof.

(ii)“Prior Plan” means collectively, the Mobix Labs, Inc. 2022 Incentive Compensation Plan, the Mobix Labs, Inc. 2020 Key Employee Equity Incentive Plan and the Mobix Labs, Inc. 2020 Equity Incentive Plan, as they may have been amended, supplemented or modified from time to time.

(jj)“Related Entity” shall mean any Parent or Subsidiary, and any business, corporation, partnership, limited liability company or other entity designated by the Committee in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly and with respect to which the Company may offer or sell securities pursuant to the Plan in reliance upon either Rule 701 under the Securities Act of 1933 or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933.

(kk)“Restricted Stock” shall mean any Share issued with such risks of forfeiture and other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(ll)“Restricted Stock Award” shall mean an Award granted to a Participant under Section 6(d) hereof.

(mm)“Restricted Stock Unit” shall mean a right to receive Shares, including Restricted Stock, cash measured based upon the value of Shares, or a combination thereof, at the end of a specified deferral period.

(nn)“Restricted Stock Unit Award” shall mean an Award of Restricted Stock Units granted to a Participant under Section 6(e) hereof.

(oo)“Restriction Period” shall mean the period of time specified by the Committee that Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose.

(pp)“Rule 16b-3” shall mean Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(qq)“Shares” shall mean the shares of Class A Common Stock of the Company and such other securities as may be substituted (or resubstituted) for Shares pursuant to Section 9(c) hereof.

(rr)“SPAC Option” shall have the same meaning as set forth in the BCA.

(ss)“SPAC RSU” shall have the same meaning as set forth in the BCA.

(tt)“Stock Appreciation Right” shall mean a right granted to a Participant under Section 6(c) hereof.

(uu)“Subsidiary” shall mean any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% or more of the assets on liquidation or dissolution.

(vv)“Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, Awards previously granted, or the right or obligation to make future Awards, by a company (i) acquired by the Company or any Related Entity, (ii) which becomes a Related Entity after the date hereof, or (iii) with which the Company or any Related Entity combines.

3.Administration.

(a)Authority of the Committee. The Plan shall be administered by the Committee except to the extent (and subject to the limitations imposed by Section 3(b) hereof) the Board elects to administer the Plan, in which case the Plan shall be administered by only those members of the Board who are Independent members of the Board, in which case references herein to the

“Committee” shall be deemed to include references to the Independent members of the Board. The Committee shall have full and final authority, subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of any other Eligible Persons or Participants. Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Related Entity or any Participant or Beneficiary, or any transferee under Section 9(b) hereof or any other person claiming rights from or through any of the foregoing persons or entities.

(b)Manner of Exercise of Committee Authority. The Committee, and not the Board, shall exercise sole and exclusive discretion (i) on any matter relating to a Participant then subject to Section 16 of the Exchange Act with respect to the Company to the extent necessary in order that transactions by such Participant shall be exempt under Rule 16b-3 under the Exchange Ac, and (ii) with respect to any Award to an Independent Director. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to members of the Board, or officers or managers of the Company or any Related Entity, or committees thereof, the authority, subject to such terms and limitations as the Committee shall determine, to perform such functions, including administrative functions as the Committee may determine to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. The Committee may appoint agents to assist it in administering the Plan, including, without limitation, appointing one or more members of the Company’s management, with the power or authority otherwise granted to the Committee under this Plan with respect to a number of Shares reserved and available for delivery under the Plan, subject to the terms and limitations of such power or authority as determined by the Committee in its sole and absolute discretion. In no event, however, may an agent appointed by the Committee to assist it in administering the Plan be permitted to grant Awards to, or exercise any discretion with respect to any and all other matters relating to Awards previously granted to, such agent appointed by the Committee to assist it in administering the Plan.

(c)Limitation of Liability. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company’s independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4.Shares Subject to Plan.

(a)Limitation on Overall Number of Shares Available for Delivery Under Plan. Subject to adjustment as provided in Section 9(c) hereof, the aggregate number of Shares that may be issued under all Awards under the Plan shall be equal to [ ● ],1 plus any unissued Shares subject to any SPAC Option and any SPAC RSU that is canceled, forfeited or otherwise expires (the “Share Pool”). In addition, the Share Pool will automatically increase on January 1st of each year for a period of up to ten years, commencing on the first January 1 following the Effective Date and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) five (5) % of the total number of Shares outstanding on such January 1 or (ii) such smaller number of Shares as is determined by the Board. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b)Application of Limitation to Grants of Awards. No Award may be granted if the number of Shares to be delivered in connection with such an Award exceeds the number of Shares remaining available for delivery under the Plan, minus the number of Shares that would be counted against the limit upon settlement of then outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an Award.

(c)Availability of Shares Not Delivered under Awards and Adjustments to Limits.

(i)If any Shares subject to an Award are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares to which those Awards were subject, shall, to the extent of such forfeiture, expiration, termination, non-issuance or cash settlement, be added back to the Share Pool and again be available for delivery with respect to Awards under the Plan.

(ii)Shares withheld from an Award to satisfy either (i) the exercise price or purchase price of such Award, or (ii) any tax withholding requirements shall count against the maximum number of Shares remaining available for issuance pursuant to Awards granted under the Plan and, for the avoidance of doubt, shall be added back to the Share Pool.

(iii)Substitute Awards shall not reduce the Shares authorized for delivery under the Plan or authorized for delivery to a Participant in any period; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Incentive Stock Options shall be counted against the aggregate number of Shares available for Awards of Incentive Stock Options under the Plan pursuant to Section 4(c)(v) herein.  Additionally, in the event that an entity acquired by the Company or any Related Entity or with which the Company or any Related Entity combines has shares available under a pre-existing plan approved by its shareholders and not adopted in contemplation of such acquisition or combination, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for delivery under the Plan if and to the extent that the use of such Shares would not require approval of the Company’s shareholders under the rules of the Listing Market.  Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

[1]	NTD: As indicated in the S-4, insert that number of shares equal to 10% of the issued and outstanding shares as of the effective date (i.e., the SPAC closing date).

(iv)Any Share that again becomes available for delivery pursuant to this Section 4(c) shall be added back as one (1) Share.

(v)Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 9(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be [•]2 Shares.  In no event shall any Incentive Stock Options be granted under the Plan after the tenth anniversary of the date on which the Board adopts the Plan.

(vi)Notwithstanding anything in this Section 4 to the contrary, but subject to adjustment as provided in Section 9(c) hereof, in any fiscal year of the Company during any part of which the Plan is in effect, no Participant who is a Director but is not also an Employee or Consultant may be granted any Awards that have a “fair value” as of the date of grant, as determined in accordance with FASB ASC Topic 718 (or any other applicable accounting guidance), that exceeds $750,000 in the aggregate.

(d)No Further Awards Under Prior Plan. In light of the adoption of this Plan, no further awards shall be made under the Prior Plan after the Effective Date.

5.Eligibility.  Awards may be granted under the Plan only to Eligible Persons.

6.Specific Terms of Awards.

(a)General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(e) hereof), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of the Participant’s Continuous Service and terms permitting a Participant to make elections relating to his or her Award. Except as otherwise expressly provided herein, the Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the laws of the State of Delaware, no consideration other than services may be required for the grant (as opposed to the exercise) of any Award.

(b)Options. The Committee is authorized to grant Options to any Eligible Person on the following terms and conditions:

(i)Exercise Price. Other than in connection with Substitute Awards, the exercise price per Share purchasable under an Option shall be determined by the Committee, provided that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of the Option and shall not, in any event, be less than the par value of a Share on the date of grant of the Option. If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of a Share on the date such Incentive Stock Option is granted. Other than pursuant to Section 9(c)(i) and (ii) of this Plan, the Committee shall not be permitted to (A) lower the exercise price per Share of an Option after it is granted, (B) cancel an Option when the exercise price per Share exceeds the Fair Market Value of the underlying Shares in exchange for cash or another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Option in exchange for an Option with an exercise price that is less than the exercise price of the original Options or (D) take any other action with respect to an Option that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without approval of the Company’s shareholders.

2NTD: Insert number included in Section 4(a).

(ii)Time and Method of Exercise. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method by which notice of exercise is to be given and the form of exercise notice to be used, the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the methods by which the exercise price may be paid or deemed to be paid (including in the discretion of the Committee a cashless exercise procedure), the form of such payment, including, without limitation, cash, Shares (including without limitation the withholding of Shares otherwise deliverable pursuant to the Award), other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis provided that such deferred payments are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law), and the methods by or forms in which Shares will be delivered or deemed to be delivered to Participants.

(iii)Form of Settlement. The Committee may, in its sole discretion, provide that the Shares to be issued upon exercise of an Option shall be in the form of Restricted Stock or other similar securities.

(iv)Incentive Stock Options. The Committee shall only grant Incentive Stock Options if (y) with respect to the initial Share Pool set forth in Section 4(a) and 4(c)(vi), within 12 months of the Effective Date, and/or (z) with respect to any increase in the Share pools set forth in Sections 4(a) and 4(c)(iv) by an amendment to this Plan, within 12 months of the effective date of any such amendment the Plan or amendment, whichever applicable, is approved by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Section 422, applicable requirements under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, and other laws, regulations, and obligations of the Company applicable to the Plan. Incentive Stock Options may be granted subject to shareholder approval but may not be exercised or otherwise settled in the event the shareholder approval is not obtained. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Right issued in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested, or consents to, the change that will result in such disqualification. Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(A)the Option shall not be exercisable for more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant;

(B)the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000; and

(C)if Shares acquired by exercise of an Incentive Stock Option are disposed of within two years following the date the Incentive Stock Option is granted or one year following the transfer of such Shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Committee may reasonably require.

(c)Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights to any Eligible Person in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option (a “Tandem Stock Appreciation Right”), or without regard to any Option (a “Freestanding Stock Appreciation Right”), in each case upon such terms and conditions as the Committee may establish in its sole discretion, not inconsistent with the provisions of the Plan, including the following:

(i)Right to Payment.  A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Committee.  The grant price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a Share on the date of grant, in the case of a Freestanding Stock Appreciation Right, or less than the associated Option exercise price, in the case of a Tandem Stock Appreciation Right.  Other than pursuant to Section 9(c)(i) and (ii) of the Plan, the Committee shall not be permitted to (A) lower the grant price per Share of a Stock Appreciation Right after it is granted, (B) cancel a Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Stock Appreciation Right in exchange for a Stock Appreciation Right with a grant price that is less than the grant price of the original Stock Appreciation Right, or (D) take any other action with respect to a Stock Appreciation Right that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without shareholder approval.

(ii)Other Terms.  The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right.

(iii)Tandem Stock Appreciation Rights. Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or, for Options that are not Incentive Stock Options, at any time thereafter before exercise or expiration of such Option.  Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the exercise price at which Shares can be acquired pursuant to the Option.  In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies. Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised, and any Tandem Stock Appreciation Right shall no longer be exercisable to the extent the related Option has been exercised.

(d)Restricted Stock Awards. The Committee is authorized to grant Restricted Stock Awards to any Eligible Person on the following terms and conditions:

(i)Grant and Restrictions.  Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, or as otherwise provided in this Plan during the Restriction Period.  The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan.  The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter.  Except to the extent restricted under the terms of the Plan and any Award Agreement relating to a Restricted Stock Award, a Participant granted Restricted Stock shall have all of the rights of a shareholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee).  During the period that the Restricted Stock Award is subject to a risk of forfeiture, subject to Section 9(b) below and except as otherwise provided in the Award Agreement, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant or Beneficiary.

(ii)Forfeiture.  Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable Restriction Period, the Participant’s Restricted Stock that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited and reacquired by the Company; provided that the Committee may provide, by resolution or other action or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Restricted Stock Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii)Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv)Dividends and Splits.  As a condition to the grant of a Restricted Stock Award, the Committee shall either (A) require that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock, or (B) require that payment be delayed (with or without interest at such rate, if any, as the Committee shall determine) and remain subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such cash dividend is payable, in each case in a manner that does not violate the requirements of Section 409A of the Code.  Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Shares or other property have been distributed.

(e)Restricted Stock Unit Award. The Committee is authorized to grant Restricted Stock Unit Awards to any Eligible Person on the following terms and conditions:

(i)Award and Restrictions.  Satisfaction of a Restricted Stock Unit Award shall occur upon expiration of the deferral period specified for such Restricted Stock Unit Award by the Committee (or, if permitted by the Committee, as elected by the Participant in a manner that does not violate the requirements of Section 409A of the Code).  In addition, a Restricted Stock Unit Award shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine.  A Restricted Stock Unit Award may be satisfied by delivery of Shares, cash equal to the Fair Market Value of the specified number of Shares covered by the Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.  Prior to satisfaction of a Restricted Stock Unit Award, a Restricted Stock Unit Award carries no voting or dividend or other rights associated with Share ownership.  Prior to satisfaction of a Restricted Stock Unit Award, except as otherwise provided in an Award Agreement and as permitted under Section 409A of the Code, a Restricted Stock Unit Award may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant or any Beneficiary.

(ii)Forfeiture.  Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Stock Unit Award), the Participant’s Restricted Stock Unit Award that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited; provided that the Committee may provide, by resolution or other action or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to a Restricted Stock Unit Award shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of any Restricted Stock Unit Award.

(iii)Dividend Equivalents.  As a condition to the grant of a Restricted Stock Unit, the Committee shall require that any cash dividends paid on a Share attributable to such Restricted Stock Unit be delayed (with or without interest at such rate, if any, as the Committee shall determine) and remain subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Unit with respect to which such cash dividend is payable, in a manner that does not violate the requirements of Section 409A of the Code.  Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Unit with respect to which such Shares or other property have been distributed.

(f)Bonus Stock and Awards in Lieu of Obligations. The Committee is authorized to grant Shares to any Eligible Persons as a bonus, or to grant Shares or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Eligible Persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Shares or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g)Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to any Eligible Person entitling the Eligible Person to receive cash, Shares, other Awards, or other property equal in value to the dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued, or whether such Dividend Equivalents shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify; provided, that in no event shall such Dividend Equivalents be paid out to Participants prior to vesting of the corresponding Shares underlying the Award. Any such determination by the Committee shall be made at the grant date of the applicable Award. Notwithstanding the foregoing, Dividend Equivalents credited in connection with an Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Award with respect to which such Dividend Equivalents have been credited.

(h)Performance Awards. The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or other Awards, on terms and conditions established by the Committee. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The performance criteria may consist of the following (determined for the Company, on a consolidated basis, and/or for Related Entities, or for business or geographical units of the Company and/or a Related Entity): (1) earnings per share; (2) revenues or margins; (3) cash flow (including operating cash flow, free cash flow, discounted return on investment, and cash flow in excess of cost of capital); (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before all or some of the following items: interest, taxes, depreciation, amortization, stock-based compensation, ASC 718 expense, or any extraordinary or special items; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total stockholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the Fair Market Value of a Share. Any of the foregoing criteria may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index, the Nasdaq Composite Index, the Russell 2000 Index, or another group of companies that are comparable to the Company. In determining the achievement of the performance goals, unless otherwise specified by the Committee at the time the performance goals are set, the Committee shall exclude the impact of (i) restructurings, discontinued operations, and extraordinary items (as defined pursuant to generally accepted accounting principles), and other unusual or non-recurring charges, (ii) change in accounting standards required by generally accepted accounting principles; or (iii) such other exclusions or adjustments as the Committee specifies at the time the Award is granted. Except as may be provided in Section 8 or an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. The performance goals to be achieved for each Performance Period, the duration of the Performance Period and the amount of the Award to be distributed, in each case, shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis in a manner that does not violate the requirements of Section 409A of the Code.

(i)Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to any Eligible Person such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. Other Stock-Based Awards may be granted to Participants either alone or in addition to other Awards granted under the Plan, and such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. Except as otherwise provided in the last sentence of Section 6(h) hereof, the Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(i) shall be purchased for such consideration, (including without limitation loans from the Company or a Related Entity provided that such loans are not in violation of Section 13(k) of the Exchange Act or any rule or regulation adopted thereunder or any other applicable law) paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards or other property, as the Committee shall determine.

7.Certain Provisions Applicable to Awards.

(a)Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity, in which the value of Shares subject to the Award is equivalent in value to the cash compensation (for example, Restricted Stock or Restricted Stock Units), or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Shares minus the value of the cash compensation surrendered (for example, Options or Stock Appreciation Right granted with an exercise price or grant price “discounted” by the amount of the cash compensation surrendered), provided that any such determination to grant an Award in lieu of cash compensation must be made in a manner intended to be exempt from or comply with Section 409A of the Code.

(b)Term of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years (or in the case of an Incentive Stock Option such shorter term as may be required under Section 422 of the Code); provided, however, that in the event that on the last day of the term of an Option or a Stock Appreciation Right, other than an Incentive Stock Option, (i) the exercise of the Option or Stock Appreciation Right is prohibited by applicable law, or (ii) Shares may not be purchased, or sold by certain employees or directors of the Company due to the “black-out period” of a Company policy or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right may be extended by the Committee for a period of up to thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement, provided that such extension of the term of the Option or Stock Appreciation Right would not cause the Option or Stock Appreciation Right to violate the requirements of Section 409A of the Code.

(c)Form and Timing of Payment Under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any determination to pay in installments or on a deferred basis shall be made by the Committee at the date of grant. Any installment or deferral provided for in the preceding sentence shall, however, subject to the terms of the Plan, be subject to the Company’s compliance with the provisions of the Sarbanes-Oxley Act of 2002, as amended, the rules and regulations adopted by the Securities and Exchange Commission thereunder, all applicable rules of the Listing Market and any other applicable law, and in a manner intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. Subject to Section 7(e) of this Plan, the settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the sole discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control). Any such settlement shall be at a value determined by the Committee in its sole discretion, which, without limitation, may in the case of an Option or Stock Appreciation Right be limited to the amount if any by which the Fair Market Value of a Share on the settlement date exceeds the exercise or grant price. Installment or deferred payments may be required by the Committee (subject to Section 7(e) of this Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award Agreement) or permitted at the election of the Participant on terms and conditions established by the Committee. The acceleration of the settlement of any Award, and the payment of any Award in installments or on an deferred basis, all shall be done in a manner that is intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. The Committee may, without limitation, make provision for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

(d)Exemptions from Section 16(b) Liability. It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e)Code Section 409A.

(i)The Award Agreement for any Award that the Committee reasonably determines to constitute a “nonqualified deferred compensation plan” under Section 409A of the Code (a “Section 409A Plan”), and the provisions of the Section 409A Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A of the Code, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code.

(ii)If any Award constitutes a Section 409A Plan, then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(A)Payments under the Section 409A Plan may be made only upon (u) the Participant’s “separation from service”, (v) the date the Participant becomes “disabled”, (w) the Participant’s death, (x) a “specified time (or pursuant to a fixed schedule)” specified in the Award Agreement at the date of the deferral of such compensation, (y) a “change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets” of the Company, or (z) the occurrence of an “unforeseeble emergency”;

(B)The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

(C)Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code; and

(D)In the case of any Participant who is “specified employee”, a distribution on account of a “separation from service” may not be made before the date which is six months after the date of the Participant’s “separation from service” (or, if earlier, the date of the Participant’s death).

For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award.

(iii)Notwithstanding the foregoing, or any provision of this Plan or any Award Agreement, the Company does not make any representation to any Participant or Beneficiary that any Awards made pursuant to this Plan are exempt from, or satisfy, the requirements of, Section 409A of the Code, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur in the event that any provision of this Plan, or any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A of the Code.

8.Change in Control.

(a)Effect of “Change in Control.”

Subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, an Award may be subject to acceleration of vesting and exercisability if and only to the extent expressly provided for in any employment or other agreement between the Participant and the Company or any Related Entity, or in any Award Agreement entered into prior to the occurrence of a Change in Control (as defined below), or to the extent otherwise determined by the Committee in its sole discretion and without any requirement that each Participant be treated consistently. Except as otherwise provided in Section 8(a)(iv) hereof, such Awards shall be treated as follows upon the occurrence of a “Change in Control,” as defined in Section 8(b):

(i)Any Option or Stock Appreciation Right that was not previously vested and exercisable as of the time of the Change in Control, shall become immediately vested and exercisable, subject to applicable restrictions set forth in Section 9(a) hereof.

(ii)Any restrictions, deferral of settlement, and forfeiture conditions applicable to a Restricted Stock Award, Restricted Stock Unit Award or an Other Stock-Based Award subject only to future service requirements granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 9(a) hereof.

(iii)With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, the Committee may, in its discretion, consider such Awards to have been earned and payable based on actual achievement of performance goals as measured immediately prior to the consummation of the Change in Control or based upon target performance (either in full or pro-rata based on the portion of the Performance Period completed as of the Change in Control), except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 9(a).

(iv)Except as otherwise provided in any employment or other agreement for services between the Participant and the Company or any Subsidiary, and unless the Committee otherwise determines in a specific instance, each outstanding Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award shall not be accelerated as described in Sections 8(a)(i), (ii) and (iii), if either (A) the Company is the surviving entity in the Change in Control and the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award continues to be outstanding after the Change in Control on substantially the same terms and conditions as were applicable immediately prior to the Change in Control or (B) the successor company or its parent company assumes or substitutes for the applicable Award, as determined in accordance with Section 9(c)(ii) of this Plan.

(b)Definition of “Change in Control”. Unless otherwise specified in any employment or other agreement for services between the Participant and the Company or any Related Entity, or in an Award Agreement, a “Change in Control” shall mean the occurrence of any of the following:

(i)The acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of (A) the then-outstanding shares of Common Stock or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute or result in a Change in Control: (w) any acquisition by the Company or any Related Entity (including Chavant Capital Partners LLC); (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with the following (1) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Voting Securities immediately prior to such transaction beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) immediately prior to such transaction, of the Outstanding Company Voting Securities, (excluding any outstanding voting securities of the Continuing Entity that such Beneficial Owners hold immediately following the consummation of the transaction as a result of their ownership, prior to such consummation, of voting securities of any company or other entity involved in or forming part of such transaction other than the Company), and (2) no Person (excluding any employee benefit plan (or related trust) of the Company or any Continuing Entity or any entity controlled by the Continuing Entity or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Continuing Entity except to the extent that such ownership existed prior to the transaction; or

(ii)During any period of twelve (12) consecutive months (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)Consummation of a sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries (taken as a whole) to any Person who is not an Affiliate.

Notwithstanding anything to the contrary herein, the term “Change in Control” shall not include any sale of assets, a merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.  If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

9.General Provisions.

(a)Compliance With Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Shares or payment of other benefits under any Award until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation, listing or other required action with respect to the Listing Market, or compliance with any other obligation of the Company, as the Committee, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

(b)Limits on Transferability; Beneficiaries. No Award or other right or interest granted under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon), are by gift or pursuant to a domestic relations order, and are to a “Permitted Assignee” that is a permissible transferee under the applicable rules of the Securities and Exchange Commission for registration of securities on a Form S-8 registration statement. For this purpose, a Permitted Assignee shall mean (i) the Participant’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) a trust for the benefit of one or more of the Participant or the persons referred to in clause (i), (iii) a partnership, limited liability company or corporation in which the Participant or the persons referred to in clauses (i) and (ii) are the only partners, members or shareholders, or (iv) a foundation in which any person or entity designated in clauses (i), (ii) or (iii) above control the management of assets. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c)Adjustments.

(i)Adjustments to Awards. In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Shares and/or such other securities of the Company or any other issuer, then the Committee shall, in such manner as it may deem appropriate and equitable, substitute, exchange or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 4 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate in order to prevent the reduction or enlargement of benefits under any

Award; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 9(c) shall be conclusive and binding for all purposes.

(ii)Adjustments in Case of Certain Transactions. In the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control (and subject to the provisions of Section 8 of this Plan relating to the vesting of Awards in the event of any Change in Control and subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code), any outstanding Awards may be dealt with in accordance with any of the following approaches, without the requirement of obtaining any consent or agreement of a Participant as such, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee: (A) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (B) the assumption or substitution for, as those terms are defined below, the outstanding Awards by the surviving entity or its parent or subsidiary, (C) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (D) settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such Awards, which value, in the case of Options or Stock Appreciation Rights, shall be measured by the amount, if any, by which the Fair Market Value of a Share exceeds the exercise or grant price of the Option or Stock Appreciation Right as of the effective date of the transaction, (it being understood that, in such event, any Option or Stock Appreciation Right having a per Share exercise or grant price equal to, or in excess of, the Fair Market Value of a Share subject thereto may be canceled and terminated without any payment or consideration therefor). For the purposes of this Plan, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award shall be considered assumed or substituted for if following the applicable transaction the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award immediately prior to the applicable transaction, on substantially the same vesting and other terms and conditions as were applicable to the Award immediately prior to the applicable transaction, the consideration (whether stock, cash or other securities or property) received in the applicable transaction by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the applicable transaction is not solely common stock of the successor company or its parent or subsidiary, the Committee may, with the consent of the successor company or its parent or subsidiary, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award, for each Share subject thereto, will be solely common stock of the successor company or its parent or subsidiary substantially equal in fair market value to the per share consideration received by holders of Shares in the applicable transaction. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. The Committee shall give written notice of any proposed transaction referred to in this Section 9(c)(ii) a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Participants may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction). A Participant may condition his or her exercise of any Awards upon the consummation of the transaction.

(iii)Other Adjustments. The Committee or the Board is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Awards subject to satisfaction of performance goals, or performance goals and conditions relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant.

(d)Award Agreements. Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the

Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

(e)Taxes. The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company or any Related Entity and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee. The amount of withholding tax paid with respect to an Award by the withholding of Shares otherwise deliverable pursuant to the Award or by delivering Shares already owned shall not exceed the maximum statutory withholding required with respect to that Award (or such other limit as the Committee shall impose, including without limitation, any limit imposed to avoid or limit any financial accounting expense relating to the Award).

(f)Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee’s authority to grant Awards under the Plan, without the consent of shareholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3) or the rules of the Listing Market, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under the terms of any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Committee or the Board action may materially and adversely affect the rights of such Participant under terms of such Award.

(g)Clawback of Benefits.

(i)The Company may (A) cause the cancellation of any Award, (B) require reimbursement of any Award by a Participant or Beneficiary, and (C) effect any other right of recoupment of equity or other compensation provided under this Plan or otherwise in accordance with any Company policies that currently exist or that may from time to time be adopted or modified in the future by the Company and/or applicable law (each, a “Clawback Policy”). In addition, a Participant may be required to repay to the Company certain previously paid compensation, whether provided under this Plan or an Award Agreement or otherwise, in accordance with any Clawback Policy. By accepting an Award, a Participant is also agreeing to be bound by any existing or future Clawback Policy adopted by the Company, or any amendments that may from time to time be made to the Clawback Policy in the future by the Company in its discretion (including without limitation any Clawback Policy adopted or amended to comply with applicable laws or stock exchange requirements) and is further agreeing that all of the Participant’s Award Agreements may be unilaterally amended by the Company, without the Participant’s consent, to the extent that the Company in its discretion determines to be necessary or appropriate to comply with any Clawback Policy.

(ii)If the Participant, without the consent of the Company, while employed by or providing services to the Company or any Related Entity or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Related Entity, as determined by the Committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the Award may, at the Committee’s discretion, be canceled and (ii) the Committee, in its discretion, may require the Participant or other person to whom any payment has been made or Shares or other property have been transferred in connection with the Award to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the time period specified in the Award Agreement or otherwise specified by the Committee.

(g)Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder or under any Award shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person’s or Participant’s Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company or any Related Entity including, without limitation, any right to receive dividends or distributions, any right to vote or act by written consent, any right to attend meetings of shareholders or any right to receive any information concerning the Company’s or any Related Entity’s business, financial condition, results of operation or prospects, unless and until such time as the Participant is duly issued Shares on the stock books of the Company or any Related Entity in accordance with the terms of an Award. None of the Company, its officers or its directors shall have any fiduciary obligation to the Participant with respect to any Awards unless and until the Participant is duly issued Shares pursuant to the Award on the stock books of the Company in accordance with the terms of an Award. Neither the Company, nor any Related Entity, nor any of their respective officers, directors, representatives or agents is granting any rights under the Plan to the Participant whatsoever, oral or written, express or implied, other than those rights expressly set forth in this Plan or the Award Agreement.

(h)Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Shares pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company or Related Entity that issues the Award; provided that the Committee may authorize the creation of trusts and deposit therein cash, Shares, other Awards or other property, or make other arrangements to meet the obligations of the Company or Related Entity under the Plan. Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(i)Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable.

(j)Payments in the Event of Forfeitures; Fractional Shares. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(k)Governing Law. Except as otherwise provided in any Award Agreement, the validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Delaware, in each case, without giving effect to principles of conflict of laws, and applicable federal law.

(l)Foreign Laws. The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(m)Plan Effective Date; Termination of Plan. The Plan shall become effective on the Effective Date. The Plan shall terminate at the earliest of (a) such time as no Shares remain available for issuance under the Plan, (b) termination of this Plan by the Board, or (c) the tenth anniversary of the Effective Date. Awards outstanding upon expiration of the Plan shall remain in effect until they have been exercised or terminated or have expired.

(n)Construction and Interpretation. Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender. Headings of Articles and Sections hereof are inserted for convenience and reference and constitute no part of the Plan.

(o)Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

Annex E

MOBIX LABS, INC. 2023 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I.

PURPOSE

The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company.

The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

ARTICLE II.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates. Masculine, feminine and neuter pronouns are used interchangeably and each comprehends the others.

2.1      “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article XI.

2.2      ”Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.3      ”Applicable Law” shall mean the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where rights under this Plan are granted.

2.4      ”Board” shall mean the Board of Directors of the Company.

2.5      ”Code” shall mean the U.S. Internal Revenue Code of 1986, as amended and the regulations issued thereunder.

2.6      ”Code Section 409A” shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.

2.7      ”Common Stock” shall mean the Class A common stock of the Company, and such other securities of the Company that may be substituted therefor pursuant to Article VIII.

2.8      ”Company” shall mean Mobix Labs, Inc., a Delaware corporation, or any successor.

2.9      ”Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary.

2.10      ”Designated Subsidiary” shall mean any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both simultaneously; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component.

2.11      ”Effective Date” shall mean the date on which the transactions contemplated by that certain Business Combination Agreement, dated November 15, 2022, by and among Chavant Capital Acquisition Corp., a publicly traded special purpose acquisition company incorporated under the laws of the Cayman Islands, CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of Chavant and the Company, as amended from time to time, are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.

2.12      ”Eligible Employee” shall mean:

(a)an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing sentence, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

(b)Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years), (iii) such Employee’s customary employment is for twenty hours per week or less, (iv) such Employee’s customary employment is for less than five months in any calendar year and/or (v) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

(c)Further notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence of Section 2.12(a) above shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (ii) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control.

2.13      ”Employee” shall mean any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3) month period.

2.14          “Enrollment Date” shall mean the first Trading Day of each Offering Period.

2.15          “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended from time to time.

2.16          “Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for the Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

2.17          “Non-Section 423 Component” shall mean those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.18          “Offering” shall mean an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.19          “Offering Document” shall have the meaning given to such term in Section 4.1.

2.20          “Offering Period” shall have the meaning given to such term in Section 4.1.

2.21          “Parent” shall mean any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.22          “Participant” shall mean any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to the Plan.

2.23          “Payday” means the regular or recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.24          “Plan” shall mean this 2023 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices.

2.25          “Purchase Date” shall mean the last Trading Day of each Purchase Period or such other date as determined by the Administrator and set forth in the Offering Document.

2.26          “Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no purchase period is designated by the Administrator in the applicable Offering Document, the purchase period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.

2.27          “Purchase Price” shall mean the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85 % of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.28          “Section 423 Component” shall mean those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.29          “Securities Act” shall mean the United States Securities Act of 1933, as amended.

2.30          “Share” shall means a share of Common Stock.

2.31          “Subsidiary” shall mean any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

2.32          “Trading Day” shall mean a day on which national stock exchanges in the United States are open for trading.

ARTICLE III.

SHARES SUBJECT TO THE PLAN

3.1         Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be [●] (1) Shares. In addition to the foregoing, subject to Article VIII, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1% of the aggregate number of Shares of the Company outstanding on the final day of the immediately preceding calendar year and (b) such lesser number of Shares as determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan.

3.2         Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

ARTICLE IV.

OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES

4.1         Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offering or Offering Periods under the Plan need not be identical.

(1)	NTD: Insert that number of shares equal to 3% of the issued and outstanding shares of a fully diluted basis as of the Effective Date.

4.2         Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a)the length of the Offering Period, which period shall not exceed twenty-seven months;

(b)the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period;

(c)the Purchase Dates during such Offering Period; and

(d)such other provisions as the Administrator determines are appropriate, subject to the Plan.

ARTICLE V.

ELIGIBILITY AND PARTICIPATION

5.1         Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

5.2         Enrollment in Plan.

(a)Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.

(b)Each subscription agreement shall designate either (i) a whole percentage of such Eligible Employee’s Compensation or (ii) or a fixed dollar amount provided it is permissible for a Section 423 Offering, in either case, to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. In either event, the designated percentage or fixed dollar amount may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 15% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c)A Participant may increase or decrease the percentage of Compensation or the fixed dollar amount designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following ten business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.

(d)Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3         Payroll Deductions. Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.

5.4         Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

5.5         Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the Fair Market Value of the Shares (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6         Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7         Foreign Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(f). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions in respect of the Non-Section 423 Component and, to the extent permitted under Section 423 of the Code, the Section 423 Component.

5.8         Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to his or her authorized payroll deduction.

ARTICLE VI.

GRANT AND EXERCISE OF RIGHTS

6.1         Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earlier of: (x) the last Purchase Date of the Offering Period, (y) last day of the Offering Period and (z) the date on which the Participant withdraws in accordance with Section 7.1 or Section 7.3.

6.2         Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.3         Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, consistent with the provisions of Section 423 in respect of the Section 423 Component, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.

6.4         Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s Compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

6.5         Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions:

(a)The admission of such Shares to listing on all stock exchanges, if any, on which the Shares is then listed;

(b)The completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c)The obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d)The payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and

(e)The lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

ARTICLE VII.

WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1         Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period. All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.

7.2         Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3         Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

ARTICLE VIII.

ADJUSTMENTS UPON CHANGES IN SHARES

8.1         Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2         Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any change in control), or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a)To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b)To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a Parent or Subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c)To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d)To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e)To provide that all outstanding rights shall terminate without being exercised.

8.3         No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4         No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

ARTICLE IX.

AMENDMENT, MODIFICATION AND TERMINATION

9.1         Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII); or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.

9.2         Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change the Offering Periods, add or revise Offering Period share limits, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

9.3         Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b)shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and

(c)allocating Shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

9.4         Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

ARTICLE X.

TERM OF PLAN

The Plan will become effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the stockholders of the Company within twelve months following the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such stockholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

ARTICLE XI.

ADMINISTRATION

11.1         Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2         Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a)To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b)To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.

(c)To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.

(d)To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(e)To amend, suspend or terminate the Plan as provided in Article IX.

(f)Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

(g)The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

11.3         Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE XII.

MISCELLANEOUS

12.1         Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2         Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3         Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4         Designation of Beneficiary.

(a)A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

(b)Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

12.5         Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6         Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.

12.7         Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8         No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.9         Notice of Disposition of Shares. Each Participant shall if requested by the Company give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

12.10       Tax Matters. The Plan is intended to be exempt from the application of Code Section 409A and any ambiguities herein will be interpreted to so be exempt from Code Section 409A. The Non-Section 423 Component is intended to be exempt from the application of Code Section 409A under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that any right granted under the Plan may be subject to Code Section 409A or that any provision in the Plan would cause any right under the Plan to be subject to Code Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding Offering or right granted under the Plan, or take such other action as the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding Offering or right or future Offering or right that may be granted under the Plan from or to allow any such Offering or right to comply with Code Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Code Section 409A. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if any right under the Plan that is intended to be exempt from or compliant with Code Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. Although the Company may endeavor to (a) qualify any right granted under the Plan for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (b) avoid adverse tax treatment (e.g., under Code Section 409A), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

12.11       Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced under and construed in accordance with the laws of the State of Delaware, which shall have exclusive jurisdiction to hear any dispute (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation.

12.12       Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

Annex F

PROXY

FOR THE EXTRAORDINARY GENERAL MEETING

IN LIEU OF THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHAVANT CAPITAL ACQUISITION CORP.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned appoints Jiong Ma and Michael Lee (together, the “Proxies”), and each of them, as proxies, each with the power to appoint their substitute, and authorizes each of them to represent and to vote, as designated, all of the ordinary shares (the “Shares”) of Chavant Capital Acquisition Corp. (the “Company” or “Chavant”) held of record by the undersigned at the close of business on [•], 2023 at the extraordinary general meeting in lieu of the 2023 general annual meeting (the “Special Meeting”) of the Company to be held at [•], Eastern Time, on [•], 2023, or at any adjournment or postponement thereof, via live webcast. You may access the Special Meeting at:

Live Webcast:

https://www.cstproxy.com/chavantcapital/sm2023

The meeting may be attended virtually online via the Internet, and for purposes of the current amended and restated memorandum and articles of association of Chavant (the “Existing Charter”), the physical location of the meeting is at the offices of Simpson Thacher & Bartlett LLP located at 425 Lexington Avenue, New York, New York 10017, United States of America. If you plan on attending in person, please email list-ChavantSpecialMeeting@lists.stblaw.com at least one day prior to the Special Meeting.

Telephone:

Within the U.S. and Canada: +1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Passcode: 6364653#

You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting via live webcast. If there is no control number attached to this proxy card or there are any questions regarding the special meeting and how to access it, please contact Chavant’s Transfer Agent, the Continental Stock Transfer & Trust Company. The Company recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

The Shares shall be voted as indicated with respect to the proposals listed below and in the Proxies’ discretion on such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the accompanying proxy statement/prospectus and revokes all prior proxies for said meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL NOS. 1, 2, 3, 5, 6, 7, 8 AND 9 AND EACH OF THE SUB-PROPOSALS IN PROPOSAL NO. 4.

THE NOTICE AND PROXY STATEMENT/PROSPECTUS ARE AVAILABLE AT [•]. The proxy statement/prospectus contains important information regarding each of the proposals listed below. You are encouraged to read the proxy statement/prospectus carefully. All defined terms used herein, not defined herein, have the meanings ascribed to such terms in the proxy statement/prospectus.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

Please date, sign and mail your proxy card in the envelope provided or vote by internet as soon as possible.

Vote by Internet - QUICK ☐ ☐ ☐ EASY

IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail

 Your Internet vote authorizes the named proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on [         ]. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

F-1

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –

If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit:

[                         ]

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

(Continued and to be marked, dated and signed on the reverse side)

CHAVANT CAPITAL ACQUISITION CORP. – THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NOS. 1, 2, 3, 5, 6, 7, 8 AND 9 AND EACH OF THE SUB-PROPOSALS IN PROPOSAL NO. 4.		Please mark vote as indicated in this ⌧ example
(1)

Proposal 1 — The Transaction Proposal — An ordinary resolution to approve the Business Combination Agreement, dated as of November 15, 2022, as amended by Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023 (copies of which are attached to the proxy statement/prospectus as Annex A-1 and Annex A-2, respectively), and as further amended or otherwise modified from time to time, by and among the Company, CLAY Merger Sub II, Inc., a Delaware corporation, and Mobix Labs, Inc., a Delaware corporation (“Mobix Labs”), and the transactions contemplated thereby.

	FOR ◻	AGAINST ◻	ABSTAIN ◻
(2)

Proposal 2 — The Domestication Proposal — A special resolution to approve that the Company be de-registered as an exempted company incorporated in the Cayman Islands pursuant to Article 47 of the Amended and Restated Memorandum and Articles of Association of the Company and the Cayman Islands Companies Act (As Revised) and be transferred by way of continuation to the State of Delaware and domesticate (the “Domestication”) as a corporation in the State of Delaware.

	FOR ◻	AGAINST ◻	ABSTAIN ◻
(3)

Proposal 3 — The Organizational Documents Proposal — A special resolution to approve and adopt the proposed new certificate of incorporation, substantially in the form attached to the proxy statement/prospectus as Annex B-1 (the “Proposed Charter”), and bylaws, substantially in the form attached to the proxy statement/prospectus as Annex C (the “Proposed Bylaws”), in each case, to be effective upon the consummation of the Domestication, and the certificate of amendment of certificate of incorporation to change the Company’s name to “Mobix Labs, Inc.”, substantially in the form attached to the proxy statement/prospectus as Annex B-3, to be filed and effective immediately following the effectiveness of the merger of Merger Sub with and into Mobix Labs.

	FOR ◻	AGAINST ◻	ABSTAIN ◻

F-2

(4)

Proposal 4 — The Advisory Governance Proposals — An ordinary resolution to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, which are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, as eleven non-binding sub-proposals  as follows:

	(a) To eliminate various provisions in the Existing Charter applicable only to special purpose acquisition companies.	FOR ◻	AGAINST ◻	ABSTAIN ◻

(b)   To increase the authorized share capital from 201,000,000 shares, consisting of (a) 200,000,000 ordinary shares, par value $0.0001 per share, and (b) 1,000,000 preference shares, par value $0.0001 per share, to authorized capital stock of [ ] shares, consisting of three classes: (i) [ ] shares of Class A Common Stock, $0.00001 par value per share, (ii) [ ] shares of Class B Common Stock, $0.00001 par value per share, and (iii) [  ] shares of Preferred Stock, $0.00001 par value per share.

		FOR ◻	AGAINST ◻	ABSTAIN ◻

(c)   To provide that the holders of Class A Common Stock are entitled to one vote per share, while the holders of Class B Common Stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law.

		FOR ◻	AGAINST ◻	ABSTAIN ◻

(d)   To provide that so long as any shares of Class B Common Stock remain outstanding, the holders of Class B Common Stock, voting as a separate class, shall be entitled to nominate and elect up to three members of the board of directors of New Mobix Labs (each, a “Class B Director”), remove any Class B Director, and fill any vacancy caused by the death, resignation, disqualification, removal or other cause of any Class B Director.

		FOR ◻	AGAINST ◻	ABSTAIN ◻

(e)   To provide that, except for those directors, if any, elected by the holders of any series of preferred stock then outstanding pursuant to the Proposed Charter, for so long as the Board is classified, any director or the entire Board may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote, voting together as a single class.

		FOR ◻	AGAINST ◻	ABSTAIN ◻

(f)   To provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend certain provisions of the Proposed Charter.

		FOR ◻	AGAINST ◻	ABSTAIN ◻

(g)  To provide that, in addition to any affirmative vote required by applicable law and/or the Proposed Charter, the vote of at least 66 2∕3% of the voting power of the Company’s outstanding shares of capital stock is required to amend the Proposed Bylaws.

		FOR ◻	AGAINST ◻	ABSTAIN ◻

F-3

(h)   To provide that the stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders; provided, however, that, any action to be taken at any meeting of the holders of shares of Class B Common Stock, voting as a separate class, may be taken by written consent.

		FOR ◻	AGAINST ◻	ABSTAIN ◻
	(i) To remove the renunciation of the corporate opportunity doctrine in the Existing Charter.	FOR ◻	AGAINST ◻	ABSTAIN ◻

(j)   To provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then another state or federal court located within the State of Delaware) shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the Delaware General Corporation Law, as amended, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Proposed Charter or the Proposed Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law; provided, however, that the foregoing will not apply to any causes of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

		FOR ◻	AGAINST ◻	ABSTAIN ◻
	(k) To change the Company’s corporate name to “Mobix Labs, Inc.”	FOR ◻	AGAINST ◻	ABSTAIN ◻
(5)

Proposal 5 — The Nasdaq Proposal — An ordinary resolution, to approve, for purposes of complying with applicable listing rules of The Nasdaq Capital Market, the issuance in accordance with the Business Combination Agreement and the PIPE Subscription Agreement of up to 23,500,000 shares of Common Stock to certain Mobix Labs equityholders to be allocated between shares of Class A Common Stock and Class B Common Stock plus up to 3,000,000 additional shares of Class A Common Stock that may be issued in exchange for Post-March 26 Financing Securities, up to 3,500,000 shares of Class A Common Stock to be issued as Earnout Shares to certain Mobix Labs equityholders, and up to 4,285,714 shares of Class A Common Stock to be issued to the PIPE Investor, including up to 1,285,714 Make-Whole Shares.

		FOR ◻	AGAINST ◻	ABSTAIN ◻
(6)

Proposal 6 — The Equity Incentive Plan Proposal — An ordinary resolution to approve and adopt the Mobix Labs, Inc. 2023 Equity Incentive Plan, the form of which is attached to the proxy statement/prospectus as Annex D, effective upon the consummation of the Transaction.

		FOR ◻	AGAINST ◻	ABSTAIN ◻
(7)

Proposal 7 — The Employee Stock Purchase Plan Proposal — An ordinary resolution to approve and adopt the Mobix Labs, Inc. 2023 Employee Stock Purchase Plan, the form of which is attached to the proxy statement/prospectus as Annex E, be effective upon the consummation of the Transaction.

		FOR ◻	AGAINST ◻	ABSTAIN ◻

F-4

(8)

Proposal 8 — The Director Election Proposal — An ordinary resolution to elect David Aldrich, Fabrizio Battaglia, Kurt Busch, William Carpou, Frederick Goerner, Dr. Jiong Ma, James Peterson and Keyvan Samini, to serve staggered terms on New Mobix Labs’ board of directors, with the term of the initial Class I directors (being Fabrizio Battaglia, Kurt Busch and William Carpou) to expire at the first annual meeting of New Mobix Labs stockholders following the Closing, the term of the initial Class II directors (being David Aldrich, Frederick Goerner and Keyvan Samini) to expire at the second annual meeting of New Mobix Labs stockholders following the Closing, and the term of the initial Class III directors (being Dr. Jiong Ma and James Peterson) to expire at the third annual meeting of New Mobix Labs stockholders following the Closing, or in each case, until their respective successors are duly elected and qualified or until their earlier death, resignation or removal (the “Director Election Proposal”).

	FOR ◻	AGAINST ◻	ABSTAIN ◻
(9)

Proposal 9 — The Adjournment Proposal — An ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, either (x) to permit further solicitation and vote of proxies and if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes to approve the Condition Precedent Proposals or (y) to permit withdrawals by Public Shareholders of their elections to redeem their Public Shares or to enable the Sponsor, the Company’s directors, officers, advisors or any of their respective affiliates to undertake share purchases or other transactions for the purpose of limiting the number of Public Shares electing to redeem.

	FOR ◻	AGAINST ◻	ABSTAIN ◻

Dated: , 2023

(Signature)

(Signature if held Jointly)

Note: Please sign exactly as your name or names appear on this Proxy.
When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

CONTROL NUMBER:

F-5

Annex G

AMENDED AND RESTATED REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”), dated as of [-], 2023, is made and entered into by and among Mobix Labs, Inc., a Delaware corporation f/k/a Chavant Capital Acquisition Corp., (the “Company”), Chavant Capital Partners LLC, a Delaware limited liability company (the “Sponsor”), the equityholders designated as Sponsor Equityholders on Schedule A hereto (collectively with the Sponsor, the “Founder Equityholders”), Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC (collectively, the “Representatives”) and their designees on Schedule C hereto (collectively, the “Representatives’ Designees”), and the equityholders designated as Legacy Mobix Equityholders on Schedule B hereto (collectively, the “Legacy Mobix Equityholders” and, together with the Founder Equityholders, the Representatives and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, the “Holders” and each individually a “Holder”).

RECITALS

WHEREAS, the Company, the Founder Equityholders, and the Representatives, are parties to that certain Registration Rights Agreement, dated as of July 19, 2021 (the “Existing Registration Rights Agreement”);

WHEREAS, the Company, CLAY Merger Sub II, Inc. (“Merger Sub”), and Mobix Labs, Inc., a Delaware corporation (“Legacy Mobix”), are parties to that certain Business Combination Agreement, dated as of November 15, 2022 (the “Business Combination Agreement”), pursuant to which, among other things, (1) prior to the closing date of the Business Combination (as defined below), the Company shall domesticate as a corporation formed under the laws of the State of Delaware and deregister as an exempted company incorporated under the laws of the Cayman Islands (the “Domestication”), pursuant to which, among other things, each ordinary share of the Company outstanding immediately prior to the effective time of the Domestication will be exchanged for and converted into one (1) share of Class A common stock (“Common Stock”), and (2) following the effective time of the Domestication, Merger Sub shall be merged with and into Legacy Mobix, with Legacy Mobix surviving as a direct, wholly-owned subsidiary of the Company (the “Business Combination”);

WHEREAS, the Legacy Mobix Equityholders are receiving shares of Common Stock (the “Business Combination Shares”) at or following the closing of the Business Combination, pursuant to the Business Combination Agreement; and

WHEREAS, in connection with the consummation of the Business Combination, the parties to the Existing Registration Rights Agreement desire to amend and restate the Existing Registration Rights Agreement in its entirety as set forth herein, and the parties hereto desire to enter into this Agreement pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“ACE Financing” shall mean a private placement pursuant to a subscription agreement entered into by the Company and ACE SO4 Holdings Limited, an affiliate of Sponsor (“ACE”) to issue and sell to ACE shares of the Company’s capital stock for an aggregate purchase price of thirty million dollars ($30,000,000).

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company or the Board, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the preamble to this Agreement.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Bridge Financing” shall mean a private placement or placements pursuant to subscription agreements entered into by Legacy Mobix and certain accredited investors to offer and sell Legacy Mobix’s securities to such investors.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Combination Shares” shall have the meaning given in the Recitals hereto.

“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the Board or to direct the operations of the Company.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

“Company” shall have the meaning given in the preamble of this Agreement.

“Demanding Holder” shall mean any Holder or group of Holders that together elects to dispose of Registrable Securities having an aggregate value of at least $15,000,000, at the time of the Underwritten Demand (as defined herein), under a Registration Statement pursuant to an Underwritten Offering (as defined herein).

“Effectiveness Period” shall have the meaning given in subsection 3.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-3” shall mean Form S-3 or any similar short form registration statement that may be available at such time.

“Founder Equityholders” shall have the meaning given in the preamble to this Agreement.

“Founder Shares” shall mean the 2,000,000 shares of Common Stock held by the Founder Equityholders on the Closing Date.

“Founder Shares Lock-up Period” shall mean, with respect to the Founder Shares, (a) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the volume-weighted average closing share price (“VWAP”) of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (b) with respect to the remaining 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of our initial business combination.

“Holders” shall have the meaning given in the preamble to this Agreement.

“Initial Shelf Registration” shall have the meaning given in subsection 2.1.1(a).

“Insider Letter” shall mean that certain letter agreement, dated as of July 19, 2021, by and among the Company, the Sponsor, the Representatives’ Designees and the Company’s officers and directors.

“Legacy Mobix Equityholders” shall have the meaning given in the preamble to this Agreement.

“Legacy Mobix Lock-up Period” shall mean, with respect to the Legacy Mobix Lock-up Shares, (a) with respect to 50% of such Legacy Mobix Lock-up shares (determined as if, with respect to any Equity Award Shares that are net settled, such Equity Award Shares were instead cash settled), for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (b) with respect to the remaining 50% of such Legacy Mobix Lock-up Shares (determined as if, with respect to any Equity Award Shares that are net settled, such Equity Award Shares were instead cash settled), for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of our initial business combination.

“Legacy Mobix Lock-up Shares” means the shares of Common Stock issued to the Legacy Mobix Equityholders as consideration pursuant to the Business Combination Agreement or upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Business Combination in respect of awards of Legacy Mobix outstanding immediately prior to the closing of the Business Combination (such shares referred to as the “Equity Award Shares”); provided, that, for clarity, shares of Common Stock issued in exchange for ordinary shares issued to Legacy Mobix Equityholders as investors in any PIPE Financing or for securities of Legacy Mobix issued to Legacy Mobix Equityholders as investors in any Bridge Financing shall not constitute Legacy Mobix Lock-up Shares.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-up Period, the Legacy Mobix Lock-up Period or any other lock-up period, as the case may be, under the Insider Letter, this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“PIPE Financing” shall mean a private placement or placements pursuant to subscription agreements entered into contemporaneously with, or subsequent to, the execution of the Business Combination Agreement by the Company and certain accredited investors to offer and sell the Company’s ordinary shares to such investors at a per share purchase price of ten dollars ($10.00).

“Private Placement Warrants” shall mean the warrants issued pursuant to the Domestication in exchange for the 3,400,000 warrants purchased by the Sponsor and the Representatives’ Designees in a private placement on July 19, 2021.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (b) any outstanding shares of Common Stock or any other equity security (including shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (c) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by the Sponsor or certain of the Company’s officers or directors, as the case may be, and (d) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but without volume or manner of sale limitations pursuant to Rule 144); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public offering transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority) and any securities exchange on which the Common Stock is then listed;

(b)   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)   printing, messenger, telephone and delivery expenses;

(d)   reasonable fees and disbursements of counsel for the Company;

(e)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f)   reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating an Underwritten Demand (including, without limitation, a Block Trade), or Holders of Registrable Securities participating in a Piggyback Registration, to be registered for offer and sale in the applicable Underwritten Offering.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Representatives” shall have the meaning given in the preamble to this Agreement.

“Representatives’ Designees” shall have the meaning given in the preamble to this Agreement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1(b).

“Sponsor” shall have the meaning given in the preamble to this Agreement.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.3.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATIONS

2.1   Registration.

2.1.1   Shelf Registration.

(a)   The Company agrees that, within forty-five (45) calendar days after the consummation of the Business Combination, the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of the Registrable Securities of the Founder Equityholders, the Representatives’ Designees and the Legacy Mobix Equityholders (an “Initial Shelf Registration”). The Company shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement in accordance with Section 3.1 of this Agreement.

2.1.2   Effective Registration.   Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Shelf Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Shelf Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (x) as shall be selected by the Company and (y) as shall permit the resale of the Registrable Securities by the Holders.

2.1.3   Underwritten Offering.   Subject to the provisions of subsection 2.1.4 and Section 2.3 hereof, the Demanding Holders may make a written demand to the Company for an Underwritten Offering, including a Block Trade, pursuant to a Registration Statement filed with the Commission in accordance with Section 2.1.1 (an “Underwritten Demand”). The Company shall, within ten (10) days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of Registrable Securities of such demand, and each such Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days (two (2) days if such offering is a Block Trade) after the receipt by the Holder of the notice from the Company, including the portion of the Registrable Securities held by such Holder to be included in such Underwritten Offering, or, in the case of a Block Trade, as provided in Section 2.4. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their designated portion of Registrable Securities included in the Underwritten Offering pursuant to an Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to effect more than an aggregate of three (3) Underwritten Offerings pursuant to this subsection 2.1.3 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.3 within ninety (90) days after the closing of an Underwritten Offering.

2.1.4   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell, and Common Stock, if any, as to which inclusion has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering relative to the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), Common Stock or other equity securities of other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.5   Withdrawal.   Prior to the pricing of an Underwritten Offering, a majority-in-interest of the Demanding Holders initiating such Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that any Legacy Mobix Equityholder or Founder Equityholder may elect to have the Company continue an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the remaining Holder(s) with a total offering price reasonably expected to exceed, in the aggregate, $15,000,000. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering for purposes of Section 2.1.3, unless the withdrawing Holder or Holders reimburse the Company for all Registration Expenses with respect to such Underwritten Offering; provided that, if a Legacy Mobix Equityholder or a Founder Equityholder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Legacy Mobix Equityholders or the Founder Equityholders, as applicable, for purposes of Section 2.1.3. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Underwritten Offering prior to its withdrawal under this Section 2.1.5, other than if a withdrawing Demanding Holder or Demanding Holders elect to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.5.

2.1.6   Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (a) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (b) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (a) or (b) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.

2.2   Piggyback Registration.

2.2.1   Piggyback Rights.   If the Company proposes (a) to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company other than the Holders, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, or (b) proposes to consummate an Underwritten Offering for its own account or for the account of stockholders of the Company other than the Holders, then the Company shall give written notice of such proposed action to all of the Holders of Registrable Securities (excluding the Sponsor with respect to any Registrable Securities distributed by the Sponsor to its members) as soon as practicable (but in the case of filing a Registration Statement, not less than twenty (20) days before the anticipated filing date of such Registration Statement), which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) days in the case of filing a Registration Statement and five (5) days in the case of an Underwritten Offering (or two (2) days if such offering is a Block Trade), in each case, after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of the Common Stock that the Company desires to sell, taken together with (a) the shares of Common Stock, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which inclusion has been requested pursuant to Section 2.2 hereof, and (c) the shares of Common Stock, if any, as to which inclusion has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a)   If the Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Underwritten Offering (a) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to include their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), Common Stock, if any, as to which inclusion has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(b)   If the Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Underwritten Offering (a) first, Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to include their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, any Underwritten Offering effected pursuant to Section 2.2 hereof shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 hereof.

2.3   Restrictions on Registration Rights.   If (a) the Holders of Registrable Securities have requested an Underwritten Offering pursuant to an Underwritten Demand and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offering; or (b) in the good faith judgment of the Board, a Registration or Underwritten Offering would be seriously detrimental to the Company and the Board concludes as a result, that it is essential to defer the filing of the applicable Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case, the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such filing or offering for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period.

2.4   Block Trades.   Notwithstanding any other provision of this Article II, but subject to Sections 2.3 and 3.4, if the Holders desire to effect a Block Trade, then, notwithstanding any other time periods in this Article II, the Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its commercially reasonable efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and the share price of such offering.

ARTICLE III

COMPANY PROCEDURES

3.1   General Procedures.   In connection with any Registration contemplated herein, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto, the Company shall, as expeditiously as possible:

3.1.1   prepare and file with the Commission, within the time frame required by Section 2.1.1, a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (the “Effectiveness Period”);

3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders of Registrable Securities or any Underwriter(s) of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3   prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4   prior to any Underwritten Offering of Registrable Securities, use its best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company, and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5   cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8   during the Effectiveness Period, at least five (5) business days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9   notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10   permit a representative of the Holders of Registrable Securities (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and must provide each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.11   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders of such Registrable Securities, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion and negative assurance letter are being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15   use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16   otherwise, in good faith take such customary actions as may reasonably be requested and cooperate reasonably with the Holders of Registrable Securities in connection with such Registration.

3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3   Requirements for Participation in Underwritten Offerings.   No person may participate in any Underwritten Offering initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4   Suspension of Sales; Adverse Disclosure.   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. Each Holder will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than two occasions or for more than ninety (90) consecutive days, or more than one hundred and fifty (150) total calendar days, in each case during any twelve-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

LOCK-UP

4.1   Lock-Up.

4.1.1   Except as permitted by Section 4.2, each Legacy Mobix Equityholder shall not Transfer any Legacy Mobix Lock-up Shares until the end of the Legacy Mobix Lock-up Period.

4.1.2   Except as permitted by Section 4.2, each Founder Equityholder shall not Transfer any Founder Shares until the end of the Founder Shares Lock-up Period.

4.2   Exceptions.   The provisions of Section 4.1 shall not apply to:

4.2.1   transactions relating to shares of Common Stock or warrants acquired in open market transactions;

4.2.2   Transfers of shares of Common Stock (A) to any of the Sponsor’s direct or indirect partners, members or equityholders or any of their respective affiliates, and (B) to any of the Sponsor’s officers or directors, any affiliate or any family member of any of the Sponsor’s officers or directors, and to any employees of such affiliates;

4.2.3   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift;

4.2.4   in the case of an individual, Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of a Holder or any other person with whom a Holder has a relationship by blood, marriage or adoption not more remote than first cousin;

4.2.5   in the case of an individual, Transfers by will or intestate succession upon the death of a Holder;

4.2.6   in the case of an individual, the Transfer of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement;

4.2.7   if a Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with a Holder (including, for the avoidance of doubt, where such Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) as part of a distribution, transfer or other disposition of shares of Common Stock to direct or indirect partners, limited liability company members or stockholders of a Holder;

4.2.8   Transfers to the Company’s or the Holder’s officers, directors, consultants or their affiliates;

4.2.9   pledges of shares of Common Stock or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers);

4.2.10   pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company, provided that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement; and

4.2.11   the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the transfer of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the Legacy Mobix Lock-up Period or the Founder Shares Lock-up Period;

PROVIDED, THAT IN THE CASE OF ANY TRANSFER OR DISTRIBUTION PURSUANT TO SECTIONS 4.2.2 THROUGH 4.2.8, EACH DONEE, DISTRIBUTEE OR OTHER TRANSFEREE SHALL AGREE IN WRITING, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO BE BOUND BY THE PROVISIONS OF THIS AGREEMENT.

4.3   Waivers.   Any waiver or termination of any of the restrictions in this Section 4 shall apply to each Holder of Registrable Securities pro rata based on the number of Registrable Securities subject to this Section 4.

ARTICLE V

INDEMNIFICATION AND CONTRIBUTION

5.1   Indemnification.

5.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, and in the case of any Prospectus, in light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of such a Holder.

5.1.2   In connection with any Registration Statement for a Registration in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and in the case of any Prospectus, in light of the circumstances in which they were made, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable

Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

5.1.3   Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or in addition to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of Registrable Securities.

5.1.5   If the indemnification provided under Section 5.1 hereof from the indemnifying party is held by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law, contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 5.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 5.1.1, 5.1.2 and 5.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 5.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 5.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 5.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE VI

MISCELLANEOUS

6.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, facsimile or email, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [                         ]and, if to any Holders, to the address

of such Holder as it appears in the applicable register for Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2   Assignment; No Third Party Beneficiaries.

6.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2   Prior to the expiration of the Legacy Mobix Lock-up Period or the Founder Shares Lock-Up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee, to an affiliate (as defined under Rule 144) or as otherwise permitted pursuant to the terms of the Legacy Mobix Lock-up Period, or the Founder Shares Lock-Up Period, as applicable.

6.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

6.2.4   This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2 hereof.

6.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 6.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

6.4   Governing Law.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

6.5   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.6   Termination of Existing Registration Rights.   The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Legacy Mobix granted under any other agreement, including, but not limited to, the Existing Registration Rights Agreement, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect, provided, however, that the registration rights granted pursuant to the subscription agreements in connection with the ACE Financing, the PIPE Financing and the Bridge Financing will remain in effect.

6.7   Other Registration Rights.   The Company represents and warrants that no person, other than (a) a Holder of Registrable Securities, (b) the investor parties to those certain subscription agreements in connection with the ACE Financing, the PIPE Financing and the Bridge Financing, if any, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.8   Term.   This Agreement shall terminate upon the earlier of (a) the date which is ten years after the initial Registration Statement filed hereunder is declared effective, or (b) the date as of which the Holders cease to hold any Registrable Securities. The provisions of Section 3.5 and Article V shall survive any termination.

6.9   FINRA.   Notwithstanding the foregoing provisions, to the extent any shares of Common Stock and/or Private Placement Warrants (and the securities underlying the Private Placement Warrants) are owned by the Representatives’ Designees or any permitted transferee under FINRA Rule 5110(e)(2), such securities shall be subject to compliance with FINRA Rule 5110(g)(8). The Representatives’ Designees may not exercise their demand or “piggyback” registration rights after five and seven years, respectively, after the effective date of the Company’s initial public offering and may not exercise their demand rights on more than one occasion. In addition, the Private Placement Warrants held by Representatives’ Designees may not be exercised more than five years after the effective date of the Company’s initial public offering.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Mobix Labs, Inc., a Delaware corporation

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

[●]

By:
Name:
Title:
Address:

Schedule A

Founder Equityholders

Schedule B

Legacy Mobix Equityholders

Schedule C

Representatives’ Designees

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against actual fraud or willful default. Our Existing Charter provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

The Company will be subject to the DGCL. Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery of the State of Delaware or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

In connection with the Transaction, the Company will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that the Company will indemnify each of its directors and such officers to the fullest extent permitted by law and its charter and its bylaws.

The Company will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21.  Exhibits and Financial Statement Schedules

Exhibit	Description

1.1

Underwriting Agreement, dated July 19, 2021, by and between Chavant, Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to Chavant’s Current Report on Form 8-K filed with the SEC on July 23, 2021).

1.2

Business Combination Marketing Agreement, dated July 19, 2021, by and between Chavant, Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to Chavant’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

2.1

Business Combination Agreement, dated as of November 15, 2022, by and among Chavant, Merger Sub and Mobix Labs, Inc. (included as Annex A-2 to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

2.2

Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023, by and among Chavant, Merger Sub and Mobix Labs, Inc. (included as Annex A-2 to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

3.1+	Amended and Restated Memorandum and Articles of Association of Chavant.

3.2	Form of Certificate of Incorporation (included as Annex B-1 to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

3.3	Form of Certificate of Corporate Domestication (included as Annex B-2 to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

3.4	Form of Certificate of Amendment (included as Annex B-3 to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

3.5	Form of Bylaws (included as Annex C to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Chavant’s Registration Statement on Form S-l, filed with the SEC on July 9, 2021).

4.2	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to Chavant’s Registration Statement on Form S-l, filed with the SEC on July 9, 2021).

4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Chavant’s Registration Statement on Form S-l, filed with the SEC on July 9, 2021).

4.4

Warrant Agreement, dated July 19, 2021, by and between Chavant and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Chavant’s Current Report on Form 8-K filed with the SEC on July 23, 2021).

4.5	Form of Amendment to the Warrant Agreement, by and between Chavant and Continental Stock Transfer & Trust Company, as warrant agent.

5.1	Form of Opinion of Simpson Thacher & Bartlett LLP as to the validity of the securities registered.

8.1	Form of Opinion of Simpson Thacher & Bartlett LLP regarding the U.S. federal income tax matters discussed under the heading “— Material U.S. Federal Income Tax Considerations.”

Exhibit	Description
10.1

Letter Agreement, dated July 19, 2021, by and among Chavant, its executive officers, its directors, Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC and their respective permitted designees and Chavant Capital Partners LLC (incorporated by reference to Exhibit 10.1 to Chavant’s Current Report on Form 8-K filed with the SEC on July 23, 2021).

10.2

Investment Management Trust Agreement, dated July 19, 2021, by and between Chavant and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to Chavant’s Current Report on Form 8-K filed with the SEC on July 23, 2021).

10.3

Registration Rights Agreement, dated July 19, 2021, by and among Chavant, Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, as representatives of the underwriters, and Chavant Capital Partners LLC (incorporated by reference to Exhibit 10.3 to Chavant’s Current Report on Form 8-K filed with the SEC on July 23, 2021).

10.4

Private Placement Warrants Purchase Agreement, dated July 19, 2021, by and between Chavant and Chavant Capital Partners LLC (incorporated by reference to Exhibit 10.4 to Chavant’s Current Report on Form 8-K filed with the SEC on July 23, 2021).

10.5

Private Placement Warrants Purchase Agreement, dated July 19, 2021, by and between Chavant and Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC and their respective permitted designees (incorporated by reference to Exhibit 10.5 to Chavant’s Current Report on Form 8-K filed with the SEC on July 23, 2021).

10.6

Administrative Services Agreement, dated July 26, 2021, by and between Chavant and Chavant Capital Partners LLC (incorporated by reference to Exhibit 10.1 to Chavant’s Current Report on Form 8-K filed with the SEC on July 28, 2021).

10.7

Sponsor Letter Agreement, dated as of November 15, 2022, by and among Chavant Capital Acquisition Corp., Chavant Capital Partners LLC, directors and officers of Chavant Capital Acquisition Corp., and Mobix Labs, Inc. (incorporated by reference to Exhibit 10.1 to Chavant’s Current Report on Form 8-K filed with the SEC on November 21, 2022).

10.8

Subscription Agreement, dated as of November 15, 2022, by and between Chavant Capital Acquisition Corp. and ACE SO4 Holdings Limited (incorporated by reference to Exhibit 10.2 to Chavant’s Current Report on Form 8-K filed with the SEC on November 21, 2022).

10.9	Promissory Note, dated June 20, 2022 (incorporated by reference to Exhibit 10.1 to Chavant’s Current Report on Form 8-K filed with the SEC on June 22, 2022).

10.10	Promissory Note, dated July 18, 2022 (incorporated by reference to Exhibit 10.1 to Chavant’s Current Report on Form 8-K filed with the SEC on July 19, 2022).

10.11	Promissory Note, dated January 6, 2023 (incorporated by reference to Exhibit 10.1 to Chavant’s Current Report on Form 8-K filed with the SEC on January 12, 2023).

10.12#	Mobix Labs, Inc. 2023 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

10.13#	Mobix Labs, Inc. 2023 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

10.14#	Amended and Restated Executive Employment Agreement between Fabrizio Battaglia and Mobix Labs, Inc.

10.15#	Amended and Restated Executive Employment Term Sheet between Fabrizio Battaglia and Mobix Labs, Inc.

10.16#	Amended and Restated Executive Employment Agreement between Keyvan Samini and Mobix Labs, Inc.

Exhibit	Description

10.17#	Amended and Restated Executive Employment Term Sheet between Keyvan Samini and Mobix Labs, Inc.

10.18#+	Employment Agreement between James Aralis and Mobix Labs, Inc.

10.19

Form of Amended and Restated Registration Rights and Lock-Up Agreement (included as Annex G to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

10.20+	Form of Cancellation and Termination Agreement between Mobix Labs, Inc. and certain RSU holders.

10.21#+	Board of Directors Agreement, dated March 12, 2021, between Mobix Labs, Inc. and Kurt Bustch.

10.22#+	Board of Directors Agreement, dated March 12, 2021, between Mobix Labs, Inc. and William Carpou.

10.23#+	Board of Directors Agreement, dated March 2, 2021, between Mobix Labs, Inc. and David Aldrich.

10.24#+	Board of Directors Agreement, dated February 1, 2021, between Mobix Labs, Inc. and James Peterson.

10.25#+	Board of Directors Agreement, dated February 1, 2021, between Mobix Labs, Inc. and Frederick Goerner.

10.26#+	First Amendment to Board of Directors Agreement, dated April 7, 2023, between Mobix Labs, Inc. and James Peterson.

10.27#+	First Amendment to Board of Directors Agreement, dated April 7, 2023, between Mobix Labs, Inc. and Frederick Goerner.

10.28+	Promissory Note, dated June 22, 2023 (incorporated by reference to Exhibit 10.1 to Chavant’s Current Report on Form 8-K filed with the SEC on June 27, 2023).

21.1+	List of Subsidiaries of Chavant.

23.1	Consent of BDO USA, P.C., independent registered accounting firm for Chavant.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Mobix Labs, Inc.

23.3	Consent of Macias Gini & O’Connell LLP, independent auditors for EMI Solutions, Inc.

23.4*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1 and Exhibit 8.1).

23.5+	Consent of Maples and Calder (Cayman) LLP.

24.1+	Power of Attorney (included on the signature page of this registration statement).

99.1

Form of Preliminary Proxy Card to be used by the Registrant (included as Annex F to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).

99.2+	Consent of David Aldrich to be named as a director.

99.3+	Consent of Fabrizio Battaglia to be named as a director.

99.4+	Consent of Kurt Busch to be named as a director.

99.5+	Consent of William Carpou to be named as a director.

99.6+	Consent of Frederick Goerner to be named as a director.

Exhibit	Description
99.7+	Consent of Jiong Ma to be named as a director.

99.8+	Consent of James Peterson to be named as a director.

99.9+	Consent of Keyvan Samini to be named as a director.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107	Calculation of Filing Fee Table.
*	To be filed amendment.
+	Previously filed.

#Indicates management contract or compensatory plan or arrangement.

Item 22.  Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fees Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b),11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on November 2, 2023.

CHAVANT CAPITAL ACQUISITION CORP.

By:	/s/ Jiong Ma
Name: Jiong Ma
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jiong Ma	Chief Executive Officer, President and Director (Principal Executive Officer)	November 2, 2023
Jiong Ma

/s/ Michael Lee	Chief Financial Officer (Principal Financial and Accounting Officer)	November 2, 2023
Michael Lee

*	Chairman of the Board of Directors	November 2, 2023
André-Jacques Auberton-Hervé

*	Director	November 2, 2023
Karen Kerr

*	Director	November 2, 2023
Patrick J. Ennis

*	Director	November 2, 2023
Bernhard Stapp

*By: /s/ Jiong Ma
Name: Jiong Ma
Title: Attorney-in-Fact